Form 20-F
period 2022-06-30
Snow Lake Resources Ltd.
filed 2022-11-01
CIK 1769697

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark one)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2022

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to _________

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report __________

Commission file number 001-41085

Snow Lake Resources Ltd.

(Exact name of the Registrant as specified in its charter)

Manitoba, Canada

(Jurisdiction of incorporation or organization)

242 Hargrave St #1700, Winnipeg, MB R3C 0V1 Canada

(Address of principal executive offices)

Derek Knight, Chief Operating Officer and Secretary

Tel: (204) 815-5806

Email: info@snowlakelithium.com

242 Hargrave St #1700, Winnipeg, MB R3C 0V1 Canada

(Name, Telephone, E-mail and/or
Facsimile number and Address
of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Shares, no par value	LITM	The Nasdaq Stock Market, LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 17,924,758 Common Shares, no par value per share, as of June 30, 2022.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes	☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes	☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes	☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

☒ Yes	☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

☐ Large Accelerated filer	☐ Accelerated filer	☒ Non-accelerated filer
☒ Emerging Growth Company

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☐ US GAAP	☒ International Financial Reporting	☐ Other
Standards as issued by the International
Accounting Standards Board

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17	☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes	☒ No

Annual Report on Form 20-F

Year Ended June 30, 2022

i

CERTAIN INFORMATION

As used in this Annual Report on Form 20-F (the “Annual Report”), unless otherwise indicated or the context otherwise requires, references to

●	“we,” “Snow Lake,” “us,” “our,” “the Company,” or “our company” are to Snow Lake Resources Ltd., including its subsidiaries;

●	“common shares” are to our common shares, no par value; and

●	“NASDAQ” are to the Nasdaq Capital Market.

In this Annual Report on Form 20-F, references to “Canada” are to Canada and its provinces and territories and references to “$,” “USD,” “dollars,” “USD$” or “U.S. dollars” are to the legal currency of the United States and references to “C$,” or “Canadian dollar” are to the legal currency of Canada.

Solely for the convenience of the reader, this Annual Report on Form 20-F contains translations of certain Canadian dollar amounts into U.S. dollars at specified rates. Except as otherwise stated in this Annual Report on Form 20-F, all translations from Canadian dollar to U.S. dollars are based on the closing rate of C$1.2886 per $1.00 for cable transfers of Canadian dollars, as certified by Bank of Canada on June 30, 2022. On October 28, 2022, the noon buying rate for Canadian dollar was 1.3615 per US$1.00. No representation is made that such Canadian dollar amounts referred to in this Annual Report on Form 20-F could have been or could be converted into U.S. dollars at such rates or any other rates. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding.

The audited consolidated financial statements and notes thereto as of and for fiscal 2022, 2021 and 2020 included elsewhere in this Annual Report on Form 20-F have been prepared in accordance with International Financial Reporting Standards, or IFRS. Our fiscal year end is June 30.

 Share Consolidation (“Reverse Split”)

On October 7, 2021, we effectuated a one-for-five reverse stock split of our common shares, or the Reverse Split. The Reverse Split combined each five of our common shares into one common share. Fractional shares will not be issued to any existing shareholder in connection with the Reverse Split, but the Company purchased from each existing shareholder the right to such fractional share that would have been issued, at a price based on our initial public offering price. The right to fractional shares which the Company purchased resulting from the Reverse Split, in the aggregate, was less than ten (10) common shares. The historical audited financial statements included elsewhere in this Annual Report on Form 20-F have been adjusted for the Reverse Split. Unless otherwise indicated, all other share and per share data in this Annual Report on Form 20-F have been retroactively adjusted, where applicable, to reflect the Reverse Split as if it had occurred as at the June 30, 2019 fiscal year end. References to “post-consolidation” below are references to the number of our common shares after giving effect to this share consolidation.

FORWARD-LOOKING STATEMENTS

This Annual Report contains many statements that are “forward-looking” and uses forward-looking terminology such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “future,” “intend,” “may,” “ought to,” “plan,” “possible,” “potentially,” “predicts,” “project,” “should,” “will,” “would,” negatives of such terms or other similar statements. You should not place undue reliance on any forward-looking statement due to its inherent risk and uncertainties, both general and specific. Although we believe the assumptions on which the forward-looking statements are based are reasonable and within the bounds of our knowledge of our business and operations as of the date of this Annual Report, any or all of those assumptions could prove to be inaccurate. As a result, the forward-looking statements based on those assumptions could also be incorrect. The forward-looking statements in this Annual Report include, without limitation, statements relating to:

●	our goals and strategies;

●	expectations regarding revenue, expenses and operations;

●	our having sufficient working capital and be able to secure additional funding necessary for the continued exploration of our property interests;

●	expectations regarding the potential mineralization, geological merit and economic feasibility of our projects;

●	expectations regarding exploration results at the Snow Lake Lithium™ Project;

●	mineral exploration and exploration program cost estimates;

●	expectations regarding any environmental issues that may affect planned or future exploration programs and the potential impact of complying with existing and proposed environmental laws and regulations;

●	receipt and timing of exploration permits and other third-party approvals;

●	government regulation of mineral exploration and development operations;

●	expectations regarding any social or local community issues that may affected planned or future exploration and development programs; and

●	key personnel continuing their employment with us.

The forward-looking statements included in this Annual Report are subject to known and unknown risks, uncertainties and assumptions about our businesses and business environments. These statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results of our operations may differ materially from information contained in the forward-looking statements as a result of risk factors, some of which are described under the headings “Risk Factors”, “Operating and Financial Review and Prospects,” “Information on our Company” and elsewhere in this Annual Report. Such risks and uncertainties are not exhaustive. Other sections of this Annual Report include additional factors which could adversely impact our business and financial performance. The forward-looking statements contained in this Annual Report speak only as of the date of this Annual Report or, if obtained from third-party studies or reports, the date of the corresponding study or report, and are expressly qualified in their entirety by the cautionary statements in this Annual Report. Since we operate in an emerging and evolving environment and new risk factors and uncertainties emerge from time to time, you should not rely upon forward-looking statements as predictions of future events. Except as otherwise required by the securities laws of the United States, we undertake no obligation to update or revise any forward-looking statements to reflect events or circumstances after the date of this Annual Report or to reflect the occurrence of unanticipated events.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

3.A.  [Reserved]

3.B.   Capitalization and Indebtedness

Not applicable.

3.C.  Reasons for the Offer and Use of Proceeds

Not applicable.

3.D.   Risk factors

You should carefully consider all of the information in this report, including various changing regulatory, competitive, economic, political and social risks and conditions described below, before making an investment in our common shares. One or more of a combination of these risks could materially impact our business, results of operations and financial condition. In any such case, the market price of our common shares could decline, and you may lose all or part of your investment.

Summary Risk Factors

Risks Related to Our Business and Industry

Risks and uncertainties related to our business and industry include, but are not limited to, the following:

●	We have a limited operating history and have not yet generated any revenues;

●	Our financial statements have been prepared on a going concern basis and our financial status creates a doubt whether we will continue as a going concern;

●	If we do not obtain additional financing, our business may be at risk or execution of our business plan may be delayed;

●	The coronavirus pandemic may cause a material adverse effect on our business;

●	All of our business activities are now in the exploration stage and there can be no assurance that our exploration efforts will result in the commercial development of lithium hydroxide;

●	Our mineral resources described in our most recent S-K 1300 compliant indicated and inferred mineral resource report are only estimates and no assurance can be given that the anticipated tonnages and grades will be achieved, or that the indicated level of recovery will be realized. Although S-K 1300 compliant, there has been insufficient drilling on the Snow Lake Lithium™ property to qualify our inferred resource under the SEC’s new Mining Modernization Rules. Further drilling will be required to determine whether the Snow Lake Lithium™ property contains proven or probable mineral reserves and there can be no assurance that we will be successful in our efforts to prove our resource;

●	Mineral exploration and development are subject to extraordinary operating risks. We currently do not insure against these risks. In the event of a cave-in or similar occurrence, our liability may exceed our resources, which could have an adverse impact on us;

●	Our business operations are exposed to a high degree of risk associated with the mining industry;

●	We may not be able to obtain or renew licenses or permits that are necessary to our operations;

●	Our Snow Lake Lithium™ property may face indigenous land claims;

●	Volatility in lithium prices and lithium demand may make it commercially unfeasible for us to develop our Snow Lake Lithium™ Project;

●	There can be no guarantee that our interest in the Snow Lake Lithium™ property is free from any title defects;

●	Our mining operations are dependent on the adequate and timely supply of water, electricity or other power supply, chemicals and other critical supplies;

●	We currently report our financial results under International Financial Reporting Standards, or IFRS, which differs in certain significant respect from U.S. generally accepted accounting principles;

●	Our directors and officers are engaged in other business activities and accordingly may not devote sufficient time to our business affairs, which may affect our ability to conduct operations and generate revenue; and

●	In the event that key personnel leave our company, we would be harmed since we are heavily dependent upon them for all aspects of our activities.

●	Adverse outcomes in our new litigation matters that arise in the future, could negatively affect our business, results of operations, financial condition and cash flows.

Risks Related to the Ownership of Our Common Shares

Risks and uncertainties related to our Common Shares include, but are not limited to, the following:

●	If through additional drilling we are not able to prove our resource according to the SEC’s new Mining Modernization Rules, your investment in our common shares could become worthless;

●	You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions against us or our management named in the report based on foreign laws;

●	We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies;

●	As a foreign private issuer, we are permitted to rely on exemptions from certain Nasdaq corporate governance standards applicable to domestic U.S. issuers. This may afford less protection to holders of our shares;

●	A major shareholder, Nova Minerals Ltd., or Nova, owns a significant interest in our outstanding common shares. As a result, it will have the ability to influence all matters submitted to our shareholders for approval; and

●	Future issuances of debt securities, which would rank senior to our common shares upon our bankruptcy or liquidation, and future issuances of preferred shares, which could rank senior to our common shares for the purposes of dividends and liquidating distributions, may adversely affect the level of return you may be able to achieve from an investment in our common shares.

 Risks Related to Our Business and Industry

We have a limited operating history and have not yet generated any revenues.

Our limited operating history makes evaluating our business and future prospects difficult and may increase the risk of your investment. We were formed in May 2018 and we have not yet begun commercial production of lithium hydroxide. To date, we have no revenues. We are in the exploration stage of our development with the potential to establish commercial operations still an unknown. We intend to proceed with the development of the Snow Lake Lithium™ property through to economic studies such as a PFS and provided the results are positive, through to mine development. We intend in the longer term to derive substantial revenues from becoming a strategic supplier of battery-grade lithium hydroxide to the growing electric vehicle and battery storage markets. Our company is in the exploration stage, and we do not expect to start generating revenues until the fourth quarter of 2024, at the earliest. Our planned exploration and development of mineral resources, primarily lithium, will require significant investment prior to commercial introduction and may never be successfully developed or commercially successful.

Our financial statements have been prepared on a going concern basis and our financial status creates a doubt whether we will continue as a going concern.

Our financial statements have been prepared on a going concern basis under which an entity is considered to be able to realize its assets and satisfy its liabilities in the ordinary course of business. Our future operations are dependent upon the identification and successful completion of equity or debt financing and the achievement of profitable operations at an indeterminate time in the future. There can be no assurances that we will be successful in completing an equity or debt financing or in achieving or maintaining profitability. The financial statements do not give effect to any adjustments relating to the carrying values and classification of assets and liabilities that would be necessary should we be unable to continue as a going concern.

If we do not obtain additional financing, our business may be at risk or execution of our business plan may be delayed.

We have limited assets upon which to commence our business operations and to rely otherwise. As of June 30, 2022, we had cash of C$23,792,408 (approximately US$18,463,765) and during the fiscal years ended June 30, 2022, June 30, 2021, and 2020, we had a net loss of C$9,446,454 (approximately US$7,330,788), C$552,436 (approximately US$428,710) and C$182,116 (approximately US$141,329), respectively.  On November 18, 2021, we completed our initial public offering of common shares on the Nasdaq resulting in net proceeds of US$25.29 million. Additional funding will be needed to implement our business plan that includes various expenses such as continuing our mining exploration program, legal, operational set-up, general and administrative, marketing, employee salaries and other related start-up expenses. Obtaining additional funding will be subject to various factors, including general market conditions, investor acceptance of our business plan and ongoing results from our exploration efforts. These financings could result in substantial dilution to the holders of our common shares, or require contractual or other restrictions on our operations or on alternatives that may be available to us. If we raise additional funds by issuing debt securities, these debt securities could impose significant restrictions on our operations. Any such required financing may not be available in amounts or on terms acceptable to us, and the failure to procure such required financing could have a material and adverse effect on our business, financial condition and results of operations, or threaten our ability to continue as a going concern.

We may not be able to acquire additional funds on acceptable terms, or at all. If we are unable to raise adequate funds, we may have to delay, reduce the scope of or eliminate some or all of our planned exploration programs. If we do not have, or are not able to obtain, sufficient funds, we may be required to delay further exploration, development or commercialization of our expected mineral resources, if and when verified. We also may have to reduce the resources devoted to our mining efforts or cease operations. Any of these factors could harm our operating results.

The coronavirus pandemic may cause a material adverse effect on our business.

The COVID-19 outbreak has led governments across the globe to impose a series of measures intended to contain its spread, including border closures, travel bans, quarantine measures, social distancing, and restrictions on business operations and large gatherings. On March 11, 2020, the federal government of Canada announced a $1 billion package to help Canadians through the health crisis. To date, there have been a large number of temporary business closures, quarantines and a general reduction in consumer activity in Canada.

As a result of the measures adopted by the Province of Manitoba and the federal government of Canada, certain of our mining exploration activities have been delayed. The access to investor capital as well as the potential for a 14-day quarantine when travelling into the Province of Manitoba have discouraged us from engaging in certain exploration activities in the near term. As a result of these unexpected delays, we had placed our focus on completing lab work and technical report writing using the field data that we have previously compiled. In August 2021, members of our team made a site visit to Manitoba and conducted mapping and prospecting and in October 2021 additional members of our team visited the site. In February 2022, a drilling program began at the site that is ongoing as of the date of filing.

The spread of the virus in many countries continues to adversely impact global economic activity and has contributed to significant volatility and negative pressure in financial markets and supply chains. The pandemic has had, and could have a significantly greater, material adverse effect on the Canadian economy as a whole, as well as the local economy where we conduct our operations. The pandemic has resulted, and may continue to result for an extended period, in significant disruption of global financial markets, which may reduce our ability to access capital in the future, which could negatively affect our liquidity.

If the current pace of the pandemic does not continue to slow and the spread of the virus is not contained, our business operations could be further delayed or interrupted. We expect that government and health authorities may announce new or extend existing restrictions, which could require us to make further adjustments to our operations in order to comply with any such restrictions. We may also experience limitations in employee resources. In addition, our operations could be disrupted if any of our employees were suspected of having the virus, which could require quarantine of some or all such employees or closure of our facilities for disinfection. We may also delay or reduce certain capital spending and related projects until the travel and logistical impacts of the pandemic are lifted, which will delay the completion of such projects. The duration of any business disruption cannot be reasonably estimated at this time but may materially affect our ability to operate our business and result in additional costs.

The extent to which the pandemic may impact our results will depend on future developments, which are highly uncertain and cannot be predicted as of the date of this report, including the effectiveness of vaccines and other treatments and other new information that may emerge concerning the severity of the pandemic and steps taken to contain the pandemic or treat its impact, among others. Nevertheless, the pandemic and the current financial, economic and capital markets environment, and future developments in the global lithium mining and other areas present material uncertainty and risk with respect to our performance, financial condition, results of operations and cash flows.

To the extent the pandemic adversely affects our business and financial results, it may also have the effect of heightening many of the other risks described in this “Risk Factors” section.

Our business is subject to operational risks that are generally outside of our control and could adversely affect our business.

Mineral mining sites, like the sites where our Snow Lake Lithium™ property is located, by their nature are subject to many operational risks and factors that are generally outside of our control and could adversely affect our business, operating results and cash flows. These operational risks and factors include the following:

●	unanticipated ground and water conditions;

●	adverse claims to water rights and shortages of water to which we have rights;

●	adjacent land ownership that results in constraints on current or future operations;

●	geological problems, including earthquakes and other natural disasters;

●	metallurgical and other processing problems;

●	the occurrence of unusual weather or operating conditions and other force majeure events;

●	lower than expected ore grades or recovery rates;

●	accidents;

●	delays in the receipt of or failure to receive necessary government permits;

●	the results of litigation, including appeals of agency decisions;

●	uncertainty of exploration and development;

●	delays in transportation;

●	interruption of energy supply;

●	labor disputes;

●	inability to obtain satisfactory insurance coverage; and

●	the failure of equipment or processes to operate in accordance with specifications or expectations.

Any one or more of these factors or other risks could cause us not to realize the anticipated benefits of an acquisition of properties or companies and could have a material adverse effect on our financial condition.

All of our business activities are now in the exploration stage and there can be no assurance that our exploration efforts will result in the commercial development of lithium hydroxide.

All of our operations are at the exploration stage and there is no guarantee that any such activity will result in commercial production of lithium mineral deposits. Very limited drilling has been conducted on our Snow Lake Lithium™ property to date, which makes the extrapolation of an S-K 1300 compliant indicated or inferred resource to an S-K 1300 probable or proven reserve and to commercial viability impossible without further drilling. We intend to engage in that additional exploratory drilling with proceeds from our initial public offering but we can provide no assurance of future success from our planned additional drilling program. The exploration for lithium deposits involves significant risks which even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties which are explored are ultimately developed into producing mines. Major expenses may be required to locate and establish proven mineral reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that the exploration programs planned by us or any future development programs will result in a profitable commercial mining operation. There is no assurance that our mineral exploration activities will result in any discoveries of commercial quantities of lithium. There is also no assurance that, even if commercial quantities of ore are discovered, a mineral property will be brought into commercial production. Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as size, grade and proximity to infrastructure, metal prices which are highly cyclical; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted. Our long-term profitability will be in part directly related to the cost and success of our exploration programs and any subsequent development programs.

Our mineral resources or reserves may be significantly lower than expected.

We are in the exploration stage and our planned principal operations have not commenced. There is currently no commercial production on the Snow Lake Lithium™ property and we have not yet completed a preliminary feasibility study. As such, our estimated proven or probable mineral reserves, expected mine life and lithium pricing cannot be determined as the exploration program, drilling, feasibility studies and pit (or mine) design optimizations have not yet been undertaken, and the actual mineral reserves may be significantly lower than expected. You should not rely on the S-K 1300 compliant technical report, or PFS, if and when completed and published, as indications that we will have successful commercial operations in the future. Even if we prove reserves on the Snow Lake Lithium™ property, we cannot guarantee that we will be able to develop and market them, or that such production will be profitable.

The estimation of lithium reserves is not an exact science and depends upon a number of subjective factors. Any indicated or inferred resource figures presented in this report are estimates from the written reports of technical personnel and mining consultants who were contracted to assess the mining prospects. Resource estimates are a function of geological and engineering analyses that require us to forecast production costs, recoveries, and metals prices. The accuracy of such estimates depends on the quality of available data and of engineering and geological interpretation, judgment, and experience. Estimated indicated or inferred lithium resources may not be upgraded to indicated or measured or to probable or proved reserves, and any reserves may not be realized in actual production and our operating results may be negatively affected by inaccurate estimates. Additionally, resource estimates do not determine the economics of a mining project and, although we have begun to prepare a preliminary feasibility study, even once the PFS is produced we cannot guarantee that it will reflect positive economics for our mining resources or that we will be able to execute our plans to create an economically viable mining operation.

Our mineral resources described in our most recent S-K 1300 compliant indicated and inferred mineral resource report are only estimates and no assurance can be given that the anticipated tonnages and grades will be achieved, or that the indicated level of recovery will be realized.

We intend to continue exploration on our Snow Lake Lithium™ property and we may or may not acquire additional interests in other mineral properties. The search for mineral deposits as a business is extremely risky. We can provide investors with no assurance that exploration on our current properties, or any other property that we may acquire, will establish that any commercially exploitable quantities of mineral deposits exist. Additional potential problems may prevent us from discovering any mineral deposits. These potential problems include unanticipated problems relating to exploration and additional costs and expenses that may exceed current estimates. If we are unable to establish the presence of viable lithium mineral deposits on our properties, our ability to fund future exploration activities will be impeded, we will not be able to operate profitably and investors may lose all of their investment in our company.

We have no history of mineral production.

We are an exploration stage company and we have no history of mining or refining mineral products from our properties. As such, any future revenues and profits are uncertain. There can be no assurance that our Snow Lake Lithium™ Project will be successfully placed into production, produce minerals in commercial quantities or otherwise generate operating earnings. Advancing projects from the exploration stage into development and commercial production requires significant capital and time and will be subject to further technical studies, permitting requirements and construction of mines, processing plants, roads and related works and infrastructure. We will continue to incur losses until mining-related operations successfully reach commercial production levels and generate sufficient revenue to fund continuing operations. There is no certainty that we will generate revenue from any source, operate profitably or provide a return on investment in the future.

Lithium mining and production is relatively new to the Province of Manitoba and the Snow Lake area.

If and when our lithium resources on the Snow Lake Lithium™ property are proven, we intend to work towards entering the production stage of our operations. We intend not to use diesel or gasoline fuel for any of our mining, sorting and concentrating activities. This means that the sorting and concentrating of, and the production of our spodumene lithium into a lithium hydroxide will be conducted through a fully electrified process, potentially not using any fossil fuels to generate the electrical power needed to run our operations. Lithium mining has occurred at the Tanco mine located north east of Winnipeg, but the mining and processing of lithium ore has not previously been undertaken in or near the Snow Lake region of Manitoba. Locating the necessary experts and work force that are familiar with and trained in this particular mining process may be a challenge and our success may be hindered by the lack of historical familiarity with the processes and challenges faced in lithium mining and production.

Mineral exploration and development are subject to extraordinary operating risks. We currently do not insure against these risks. In the event of a cave-in or similar occurrence, our liability may exceed our resources, which could have an adverse impact on us.

Exploration and mining operations generally involve a degree of risk. Our operations are subject to all of the hazards and risks normally encountered in the exploration, development and production of rare earth metals, including, without limitation, unusual and unexpected geologic formations, seismic activity, rock bursts, cave-ins, flooding and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, personal injury or loss of life and damage to property and environmental damage, all of which may result in possible legal liability. Although we expect that adequate precautions to minimize risk will be taken, mining operations are subject to hazards such as fire, rock falls, geo-mechanical issues, equipment failure or failure of retaining dams around tailings disposal areas which may result in environmental pollution and consequent liability. The occurrence of any of these events could result in a prolonged interruption of our operations that would have a material adverse effect on our business, financial condition, results of operations and prospects.

The exploration for and development of mineral deposits involves significant risks, which even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of a mineral deposit may result in substantial rewards, few properties that are explored are ultimately developed into producing mines. Major expenses may be required to locate and establish mineral resources and reserves, to develop metallurgical processes and to construct mining and processing facilities and infrastructure at a particular site. It is impossible to ensure that the exploration or development programs planned by us will result in a profitable commercial mining operation. Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as size, grade and proximity to infrastructure, metal prices that are highly cyclical, and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in our company not receiving an adequate return on invested capital. There is no certainty that the expenditures made towards the search and evaluation of mineral deposits will result in the discovery of mineral resources or the development of commercial quantities of mineral reserves.

Our development projects have no operating history upon which to base estimates of future capital and operating costs. Mineral resource and reserve estimates and estimates of operating costs are, to a large extent, based upon the interpretation of geologic data obtained from drill holes and other sampling techniques, and feasibility studies, which derive estimates of capital and operating costs based upon anticipated tonnage and grades to be mined and processed, ground conditions, the configuration of the deposit, expected recovery rates of minerals from ore, estimated operating costs, and other factors. As a result, actual production, cash operating costs and economic returns could differ significantly from those estimated.

There are numerous risks associated with the development of the Snow Lake Lithium™ property.

Our future success will largely depend upon our ability to successfully explore, develop and manage the Snow Lake Lithium™ property. In particular, our success is dependent upon management’s ability to implement our strategy, to develop the project and to maintain ongoing lithium production from the mines that we expect to develop.

Development of the Snow Lake Lithium™ property could be delayed, experience interruptions, incur increased costs or be unable to complete due to a number of factors, including but not limited to:

●	changes in the regulatory environment including environmental compliance requirements;

●	non-performance by third party consultants and contractors;

●	inability to attract and retain a sufficient number of qualified workers;

●	unforeseen escalation in anticipated costs of exploration and development, or delays in construction, or adverse currency movements resulting in insufficient funds being available to complete planned exploration and development;

●	increases in extraction costs including energy, material and labor costs;

●	lack of availability of mining equipment and other exploration services;

●	shortages or delays in obtaining critical mining and processing equipment;

●	catastrophic events such as fires, storms or explosions;

●	the breakdown or failure of equipment or processes;

●	construction, procurement and/or performance of the processing plant and ancillary operations falling below expected levels of output or efficiency;

●	civil unrest in and/or around the mine site and supply routes, which would adversely affect the community support of our operations;

●	changes to anticipated levels of taxes and imposed royalties; and/or

●	a material and prolonged deterioration in lithium market conditions, resulting in material price erosion.

It is not uncommon for new mining developments to experience these factors during their exploration or development stages or during construction, commissioning and production start-up, or indeed for such projects to fail as a result of one or more of these factors occurring to a material extent. There can be no assurance that we will complete the various stages of exploration and development necessary in order to achieve our strategy in the timeframe pre-determined by us or at all. Any of these factors may have a material adverse effect on our business, results of operations and activities, financial condition and prospects.

Changes in technology and future demand may result in an adverse effect on our results of operation.

Currently lithium is a key metal used in batteries, including those used in electric vehicles. However, the technology pertaining to batteries, electric vehicles and energy creation and storage is changing rapidly and there is no assurance lithium will continue to be used to the same degree as it is now, or that it will be used at all. Any decline in the use of lithium ion batteries or technologies utilizing such batteries may result in a material and adverse effect on our future profitability, results of operation and financial condition.

Our business operations are exposed to a high degree of risk associated with the mining industry.

Our business operations are exposed to a high degree of risk inherent in the mining sector. Risks which may occur during the exploration and development of mineral resources include environmental hazards, industrial accidents, equipment failure, import/customs delays, shortage or delays in installing and commissioning plant and equipment, metallurgical and other processing problems, seismic activity, unusual or unexpected formations, formation pressures, rock bursts, wall failure, cave ins or slides, burst dam banks, flooding, fires, explosions, power outages, opposition with respect to mining activities from individuals, communities, governmental agencies and non-governmental organizations, interruption to or the increase in costs of services, cave-ins and interruption due to inclement or hazardous weather conditions.

Commencement of mining can also reveal mineralization or geologic formations, including higher than expected content of other minerals that can be difficult to separate from rare earth metals, which can result in unexpectedly low recovery rates.

Such occurrences could cause damage to, or destruction of properties, personal injury or death, environmental damage, pollution, delays, increased production costs, monetary losses and potential legal liabilities. Moreover, these factors may result in a mineral deposit, which has been mined profitably in the past to become unprofitable. They are also applicable to sites not yet in production and to expanded operations. Successful mining operations will be reliant upon the availability of processing and refining facilities and secure transportation infrastructure at the rate of duty over which we may have limited or no control. Any liabilities that we incur for these risks and hazards could be significant and the costs of rectifying the hazard may exceed our asset value.

Infrastructure required to carry on our business may be affected by unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure.

Exploitation of the Snow Lake Lithium™ property will depend to a significant degree on adequate infrastructure. In the course of developing our expected operations, assuming our exploration efforts will be successful, we may need to construct and support the construction of infrastructure, which includes permanent gas pipelines, water supplies, power, transport and logistics services which affect capital and operating costs. Unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure or any failure or unavailability in such infrastructure could materially adversely affect our operations, financial condition and results of operations.

We may not be able to obtain or renew licenses or permits that are necessary to our operations.

In the ordinary course of business, we will be required to obtain and renew governmental licenses or permits for exploration, development, construction and commencement of mining at the Snow Lake Lithium™ property. Obtaining or renewing the necessary governmental licenses or permits is a complex and time-consuming process involving public hearings and costly undertakings on the part of our company. The duration and success of our efforts to obtain and renew licenses or permits are contingent upon many variables not within our control, including the interpretation of applicable requirements implemented by the licensing and/or permitting authorities. We may not be able to obtain or renew licenses or permits that are necessary to our operations, including, without limitation, an exploitation license, or the cost to obtain or renew licenses or permits may exceed what we believe we can recover from the Snow Lake Lithium™ property. Any unexpected delays or costs associated with the licensing or permitting process could delay the development or impede the operation of a mine, which could adversely impact our operations and profitability.

The Snow Lake Lithium™ property may face indigenous land claims

The Snow Lake Lithium™ property may now or in the future be the subject of indigenous land claims. The legal nature of land claims is a matter of considerable complexity. The impact of any such claim on our ownership interest in the Snow Lake Lithium™ property cannot be predicted with any degree of certainty and no assurance can be given that a broad recognition of indigenous rights in the area in which the Snow Lake Lithium™ property is located, by way of a negotiated settlement or judicial pronouncement, would not have an adverse effect on our operations. Even in the absence of such recognition, we may at some point be required to negotiate with, and seek the approval of holders of, such interests in order to facilitate exploration and development work on the Snow Lake Lithium™ property. There is no assurance that we will be able to establish a practical working relationship with the indigenous groups in the area which would allow us to ultimately develop the Snow Lake Lithium™ property.

Volatility in lithium prices and lithium demand may make it commercially unfeasible for us to develop our Snow Lake Lithium™ Project.

The development of our Snow Lake Lithium™ Project is dependent on the continued growth of the lithium market, and the continued increased demand for lithium chemicals by emerging producers of electric vehicles and other users of lithium-ion batteries. These producers and the related technologies are still under development and a continued sustained increase in demand is not certain. To the extent that such demand does not manifest itself, and the lithium market does not continue to grow, or existing producers increase supply to satisfy this demand, then our ability to develop our Snow Lake Lithium™ Project will be adversely affected. Our lithium exploration and development activities may be significantly adversely affected by volatility in the price of lithium. Mineral prices fluctuate widely and are affected by numerous factors beyond our control such as global and regional supply and demand, interest rates, exchange rates, inflation or deflation, fluctuation in the value of the United States dollar and foreign currencies, and the political and economic conditions of mineral-producing countries throughout the world. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in our lithium activities not producing an adequate return on invested capital to be profitable or viable.

There can be no guarantee that our interest in the Snow Lake Lithium™ property is free from any title defects.

We have taken all reasonable steps to ensure it has proper title to the Snow Lake Lithium™ property. However, there can be no guarantee that our interest in the Snow Lake Lithium™ property is free from any title defects, as title to mineral rights involves certain intrinsic risks due to the potential problems arising from the unclear conveyance history characteristic of many mining projects. There is also the risk that material contracts between us and relevant government authorities will be substantially modified to the detriment of us or be revoked. There can be no assurance that our rights and title interests will not be challenged or impugned by third parties.

Our mining operations are dependent on the adequate and timely supply of water, electricity or other power supply, chemicals and other critical supplies.

Our exploration programs are dependent on the adequate and timely supply of water, electricity or other power supply, chemicals and other critical supplies. If we are unable to obtain the requisite critical supplies in time and at commercially acceptable prices or if there are significant disruptions in the supply of electricity, water or other inputs to the mine site, our business performance and results of operations may experience material adverse effects.

We may experience an inability to attract or retain qualified personnel.

Our success depends to a large degree upon our ability to attract, retain and train key management personnel, as well as other technical personnel. If we are not successful in retaining or attracting such personnel, our business may be adversely affected. Furthermore, the loss of our key management personnel could materially and adversely affect our business and operations.

As our business becomes more established, it will also be required to recruit additional qualified key financial, administrative, operations and marketing personnel. There will be no guarantee that we will be able to attract and keep such qualified personnel and if we are not successful, it could have a material and adverse effect on our business and results from operations.

Failure to comply with federal, provincial and/or local laws and regulations could adversely affect our business.

Our mining operations are subject to various laws and regulations governing exploration, development, production, taxes, labor standards and occupational health, mine safety, protection of endangered and protected species, toxic substances and explosives use, reclamation, exports, price controls, waste disposal and use, water use, forestry, land claims of local people, and other matters. This includes periodic review and inspection of the Snow Lake Lithium™ property that may be conducted by applicable regulatory authorities.

Although the exploration activities on the Snow Lake Lithium™ property have been and, we expect, will continue to be carried out in accordance with all applicable laws and regulations, there is no guarantee that new laws and regulations will not be enacted or that existing laws and regulations will not be applied in a way which could limit or curtail exploration or in the future, production. New laws and regulations or amendments to current laws and regulations governing the operations and activities of mining or more stringent implementation of existing laws and regulations could have a material adverse effect on us and cause increases in capital expenditures costs, or reduction in levels of exploration, development and/or production.

Failure to comply with applicable laws and regulations, even if inadvertent, may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. We may also be required to reimburse any parties affected by loss or damage caused by our mining activities and may have civil or criminal fines and/or penalties imposed against us for infringement of applicable laws or regulations.

Failure to comply with environmental regulation could adversely affect our business.

All phases of our operations with respect to the Snow Lake Lithium™ property will be subject to environmental regulation. Environmental legislation involves strict standards and may entail increased scrutiny, fines and penalties for non-compliance, stringent environmental assessments of proposed projects and a high degree of responsibility for companies and their officers, directors and employees. Changes in environmental regulation, if any, may adversely impact our operations and future potential profitability. In addition, environmental hazards may exist on the Snow Lake Lithium™ property that are currently unknown. We may be liable for losses associated with such hazards, or may be forced to undertake extensive remedial cleanup action or to pay for governmental remedial cleanup actions, even in cases where such hazards have been caused by previous or existing owners or operators of the properties, or by the past or present owners of adjacent properties or by natural conditions. The costs of such cleanup actions may have a material adverse impact on our operations and future potential profitability.

Failure to comply with applicable laws, regulations, and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations and, in particular, environmental laws.

We currently report our financial results under IFRS, which differs in certain significant respect from U.S. generally accepted accounting principles.

We report our financial statements under IFRS. There have been and there may in the future be certain significant differences between IFRS and United States generally accepted accounting principles, or U.S. GAAP, including differences related to revenue recognition, intangible assets, share-based compensation expense, income tax and earnings per share. As a result, our financial information and reported earnings for historical or future periods could be significantly different if they were prepared in accordance with U.S. GAAP. In addition, we do not intend to provide a reconciliation between IFRS and U.S. GAAP unless it is required under applicable law. As a result, you may not be able to meaningfully compare our financial statements under IFRS with those companies that prepare financial statements under U.S. GAAP.

Our assets and operations are subject to economic, geopolitical and other uncertainties.

Economic, geopolitical and other uncertainties may negatively affect our business. Economic conditions globally are beyond our control. In addition, the outbreak of hostilities and armed conflicts between countries can create geopolitical uncertainties that may affect both local and global economies. Downturns in the economy or geopolitical uncertainties may cause future customers to delay or cancel projects, reduce their overall capital or operating budgets or reduce or cancel orders which could have a material adverse effect on our business, results of operations and financial condition.

Our operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, income taxes, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety. Failure to comply strictly with applicable laws, regulations and local practices relating to mineral rights, could result in loss, reduction or expropriation of entitlements.

In addition, the financial markets can experience significant price and value fluctuations that can affect the market prices of equity securities and other companies in ways that are unrelated to the operating performance of these companies. Broad market fluctuations, as well as economic conditions generally, may adversely affect the market price of our common shares.

As we face intense competition in the mineral exploration and exploitation industry, there can be no assurance that we will be able to compete effectively with other companies.

The mining industry, and the lithium mining sector in particular, is very competitive. Our competition is from larger, established mining companies with greater liquidity, greater access to credit and other financial resources, newer or more efficient equipment, lower cost structures, more effective risk management policies and procedures and/or a greater ability than us to withstand losses. Our competitors may be able to respond more quickly to new laws or regulations or emerging technologies, or devote greater resources to the expansion or efficiency of their operations than we can. In addition, current and potential competitors may make strategic acquisitions or establish cooperative relationships among themselves or with third parties. Accordingly, it is possible that new competitors or alliances among current and new competitors may emerge and gain significant market share to our detriment.

As a result of this competition, we may have to compete for financing and be unable to acquire financing on terms we consider acceptable. we may also have to compete with the other mining companies for the recruitment and retention of qualified managerial and technical employees. If we are unable to successfully compete for financing or for qualified employees or we may not be able to compete successfully against current and future competitors, and any failure to do so could have a material adverse effect on our business, financial condition, results of operations and future prospects as well as our exploration programs may be slowed down or suspended, which may cause us to cease operations as a company.

Our executive officers are engaged in other business activities and, accordingly, may not devote sufficient time to our business affairs, which may affect our ability to conduct operations.

Our executive officers are engaged as consultants under independent contractor agreements rather than as employees and, as such, they have been and are involved in other business activities. Our VP of Resource Development may also be engaged in the exploration program of our majority shareholder, Nova, and our Chief Executive Officer and our Chief Operating Officer each have consulting clients in addition to working for us. Although we expect that as our business operations ramp up our executive officers will devote substantially all of their time to our business, as a result of the other business endeavors that they are currently engaged in, our executive officers may not be able to devote sufficient time to our business affairs, which may negatively affect our ability to conduct our ongoing operations. In addition, management of our company may be periodically interrupted or delayed as a result of these officers’ other business interests.

We may be subject to potential conflicts of interest.

We may be subject to potential conflicts of interests, as certain directors of our company are, and may continue to be, engaged in the mining industry through their participation in corporations, partnerships or joint ventures, which are potential competitors of our company. Situations may arise in connection with potential acquisitions in investments where the other interests of these directors and officers may conflict with the interests of our company. Our directors and officers with conflicts of interest will be subject to the procedures set out in the related Canadian law and regulations.

We may not meet cost estimates.

A change in the timing of any projected cash flows due to capital funding or, once in production, production shortfalls or labor disruptions would result in delays in receipt of such cash flows and in using such cash to fund operating activities and, as applicable, reduce debt levels. This could result in additional loans to finance capital expenditures in the future.

The level of capital and operating cost estimates which are used for determining and obtaining financing and other purposes are based on certain assumptions and are fundamentally subject to considerable uncertainties. It is very likely that actual results for the Snow Lake Lithium™ property will differ from our current projections, estimates and assumptions, and these differences may be significant. Moreover, experience from actual mining may identify new or unexpected conditions that could decrease operational activities, and/or increase capital and/or operating costs above, the current estimates. If actual results are less favorable than we currently estimate, our business, results from operations, financial condition and liquidity could be materially adversely affected.

We may pursue opportunities to acquire complementary businesses, which could dilute our shareholders’ ownership interests, incur expenditure and have uncertain returns.

We may seek to expand through future acquisitions of either companies or properties, however, there can be no assurance that we will locate attractive acquisition candidates, or that we will be able to acquire such candidates on economically acceptable terms, if at all, or that we will not be restricted from completing acquisitions pursuant to contractual arrangements. Future acquisitions may require us to expend significant amounts of cash, resulting in our inability to use these funds for other business or may involve significant issuances of equity. Future acquisitions may also require substantial management time commitments, and the negotiation of potential acquisitions and the integration of acquired operations could disrupt our business by diverting management and employees’ attention away from day-to-day operations. The difficulties of integration may be increased by the necessity of coordinating geographically diverse organizations, integrating personnel with disparate backgrounds and combining different corporate cultures.

Any future acquisition involves potential risks, including, among other things: (i) mistaken assumptions and incorrect expectations about mineral properties, mineral resources and costs; (ii) an inability to successfully integrate any operation our company acquires; (iii) an inability to recruit, hire, train or retain qualified personnel to manage and operate the operations acquired; (iv) the assumption of unknown liabilities; (v) limitations on rights to indemnity from the seller; (vi) mistaken assumptions about the overall cost of equity or debt; (vii) unforeseen difficulties operating acquired projects, which may be in geographic areas new to us; and (viii) the loss of key employees and/or key relationships at the acquired project.

At times, future acquisition candidates may have liabilities or adverse operating issues that we may fail to discover through due diligence prior to the acquisition. If we consummate any future acquisitions with unanticipated liabilities or that fails to meet expectations, our business, results of operations, cash flows or financial condition may be materially adversely affected. The potential impairment or complete write-off of goodwill and other intangible assets related to any such acquisition may reduce our overall earnings and could negatively affect our balance sheet.

Legal proceedings may arise from time to time in the course of our business.

Legal proceedings may arise from time to time in the course of our business. Such litigation may be brought from time to time in the future against us. Defense and settlement costs of legal claims can be substantial, even with respect to claims that have no merit. Other than as disclosed elsewhere in this report, we are not currently subject to material litigation nor have we received an indication that any material claims are forthcoming. However, due to the inherent uncertainty of the litigation process, we could become involved in material legal claims or other proceedings with other parties in the future. The results of litigation or any other proceedings cannot be predicted with certainty. The cost of defending such claims may take away from management’s time and effort and if we are incapable of resolving such disputes favorably, the resultant litigation could have a material adverse impact on our financial condition, cash flow and results from operation.

Adverse outcomes in our new litigation matters that arise in the future, could negatively affect our business, results of operations, financial condition and cash flows.

Our Company is the respondent in two Motions for injunction. See “Item 4. Information On The Company - B. Business Overview - Legal Proceedings” for further details. Snow Lake Lithium filed a Withdrawal of the Registration Statement on Form F-1 (File No. 333-267600) in response to the Court of King’s Bench (Manitoba) (the “Court”) issuing an order enjoining the Company from issuing any securities prior to October 27, 2022, the record date for the determination of shareholders entitled to vote at the Company’s annual general meeting (“AGM”) set for December 15, 2022. The court order was issued at the request of a group of concerned shareholders on Thursday, September 29, 2022. The outcome of litigation and other legal proceedings that the Company may be involved in the future, is difficult to assess or quantify. Defense and settlement costs can be substantial, even with respect to claims that have no merit. Due to the inherent uncertainty of the litigation process, the litigation process could take away from the time and effort of the Company’s management and could force the Company to pay substantial legal fees. Any conclusion of these matters in a manner adverse to us could have a material adverse effect on our business, results of operation, financial condition and cash flows. For example, we may be required to pay substantial damages, incur payments of fines and penalties, suffer a significant adverse impact on our reputation, and management’s attention and resources may be diverted from other priorities, including the execution of business plans and strategies that are important to our ability to grow our business, any of which could have a material adverse effect on our business. If we do not have sufficient funds to settle or pay any damages and costs with respect to any lawsuits, this would have a material adverse effect on our business, financial condition and results of operation.

Land reclamation requirements may be burdensome.

Land reclamation requirements are generally imposed on companies with mining operations or mineral exploration companies in order to minimize long term effects of land disturbance. Reclamation may include requirements to control dispersion of potentially deleterious effluents or reasonably re-establish pre-disturbance landforms and vegetation. In order to carry out reclamation obligations imposed on us in connection with exploration, potential development and production activities, we must allocate financial resources that might otherwise be spent on exploration and development programs. If we are required to carry out unanticipated reclamation work, our financial position could be adversely affected.

In the event that key personnel leave our company, we would be harmed since we are heavily dependent upon them for all aspects of our activities.

We are heavily dependent on our officers and directors, the loss of whom could have, in the short-term, a negative impact on our ability to conduct our activities and could cause additional costs from a delay in the exploration and development of our Snow Lake Lithium™ property.

The obligations associated with being a public company require significant resources and management attention, and we incur significant costs as a result of being a public company.

As a public company, we face increased legal, accounting, administrative and other costs and expenses that we did not incur as a private company. We are subject to the reporting requirements of the Exchange Act, which requires that we file annual and other reports with respect to our business and financial condition, as well as the rules and regulations implemented by the SEC, the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, the Public Company Accounting Oversight Board, and the continued listing requirements of Nasdaq, each of which imposes additional reporting and other obligations on public companies. As a public company, we are required to, among other things:

●	prepare and file annual and other reports in compliance with the federal securities laws;

●	expand the roles and duties of our board of directors and committees thereof and management;

●	hire additional financial and accounting personnel and other experienced accounting and finance staff with the expertise to address complex accounting matters applicable to public companies;

●	institute more comprehensive financial reporting and disclosure compliance procedures;

●	involve and retain, outside counsel and accountants to assist us with the activities listed above;

●	build and maintain an investor relations function;

●	establish new internal policies, including those relating to trading in our securities and disclosure controls and procedures;

●	comply with the initial listing and maintenance requirements of Nasdaq; and

●	comply with the Sarbanes-Oxley Act.

We expect these rules and regulations, and any future changes in laws, regulations and standards relating to corporate governance and public disclosure, which have created uncertainty for public companies, to continue to incur legal and financial compliance costs and make some activities more time consuming and costly than for private companies. These laws, regulations and standards are subject to varying interpretations, in many cases, due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. Our investment in compliance with existing and evolving regulatory requirements will result in increased administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities, which could have a material adverse effect on our business, financial condition and results of operations.

Risks Related to the Ownership of Our Common Shares

An active market in which investors can resell their common shares may not be available.

Our common shares were listed and began trading on the Nasdaq Capital Market on November 19, 2021 under the symbol “LTIM.” Prior to the listing, there was no public market for our common shares. A liquid public market for our common shares may not sufficiently develop. The prices at which our securities are traded may decline, meaning that you may experience a decrease in the value of your common shares regardless of our operating performance or prospects.

The market price of our common shares may fluctuate, and you could lose all or part of your investment.

The market price for our common shares has been volatile, in part because our shares do not have a substantial history of trading publicly. In addition, the market price of our common shares may fluctuate significantly in response to several factors, most of which we cannot control, including:

●	actual or anticipated variations in our operating results;

●	increases in market interest rates that lead investors of our common shares to demand a higher investment return;

●	changes in earnings estimates;

●	changes in market valuations of similar companies;

●	actions or announcements by our competitors;

●	adverse market reaction to any increased indebtedness we may incur in the future;

●	additions or departures of key personnel;

●	actions by shareholders;

●	announcement’s by Government, or general market confidence; and

●	our ability to maintain the listing of our common shares on Nasdaq.

●	speculation in the media, online forums, or investment community;

Volatility in the market prices of our securities may prevent investors from being able to sell their securities at or above their purchase price. As a result, you may suffer a loss on your investment.

We may not be able to maintain a listing of our common shares on Nasdaq.

Although our common shares are listed on Nasdaq, we must meet certain financial and liquidity criteria to maintain such listing. If we violate Nasdaq’s listing requirements, or if we fail to meet any of Nasdaq’s listing standards, our common shares may be delisted. In addition, our board of directors may determine that the cost of maintaining our listing on a national securities exchange outweighs the benefits of such listing. A delisting of our common shares from Nasdaq may materially impair our shareholders’ ability to buy and sell our common shares and could have an adverse effect on the market price of, and the efficiency of the trading market for, our common shares. The delisting of our common shares could significantly impair our ability to raise capital and the value of your investment.

On September 19, 2022, we received a letter from the staff of the Listing Qualifications Department of the Nasdaq Stock Market LLC stating the Company is no longer in compliance with Nasdaq’s audit committee requirement as set forth in Listing Rule 5605 due to the removal of Mr. Nachum Labkowski from the Company’s audit committee on September 7, 2022. Mr. Labkowski was also removed as member of the nominating and corporate governance committee. He remains as an independent director of our board of directors.

The letter also states that Nasdaq will provide the Company a cure period in accordance with Listing Rule 5605(c)(4). Pursuant to Nasdaq Listing Rule 5605(c)(4), the Company is entitled to a cure period to regain compliance, such cure period to expire on the earlier of the Company’s next annual shareholders’ meeting or September 7, 2023; provided, however, that if the Company’s next annual shareholders’ meeting is held before March 6, 2023, then the Company must evidence compliance no later than March 6, 2023.

The receipt of the Notification Letter has no immediate effect on the listing of the Company’s common shares, which will continue to trade uninterrupted on Nasdaq under the ticker “LITM”. We are working with the relevant authorities to remedy this issue and is conducting a search for a new director who meets the requirements of Nasdaq and is available for appointment to the Company’s board of directors and audit committee within the cure period. The Company must also submit to Nasdaq documentation, including biographies of any new directors, evidencing compliance with the listing rule within the cure period.

We do not expect to declare or pay dividends in the foreseeable future.

We do not expect to declare or pay dividends in the foreseeable future, as we anticipate that we will invest future earnings in the development and growth of our business. Therefore, holders of our common shares will not receive any return on their investment unless they sell their securities, and holders may be unable to sell their securities on favorable terms or at all.

If securities industry analysts do not publish research reports on us, or publish unfavorable reports on us, then the market price and market trading volume of our common shares could be negatively affected.

Any trading market for our common shares may be influenced in part by any research reports that securities industry analysts publish about us. We may not obtain further research coverage by securities industry analysts. If no further securities industry analysts commence coverage of us, the market price and market trading volume of our common shares could be negatively affected. In the event we are covered by more analysts, and one or more of such analysts downgrade our shares, or otherwise reports on us unfavorably, or discontinues coverage of us, the market price and market trading volume of our common shares could be negatively affected.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions against us or our management named in the report based on foreign laws.

We are incorporated in the Province of Manitoba, Canada under The Corporations Act (Manitoba). We conduct our operations outside the United States and substantially all of our assets are located outside the United States. In addition, a majority of our directors and executive officers and the experts named in this report reside outside the United States, and a significant amount of their assets are located outside the United States. As a result, service of process upon such persons may be difficult or impossible to effect within the United States. Furthermore, because a substantial portion of our assets, and substantially all the assets of our directors and officers and the Canadian experts named herein, are located outside of the United States, any judgment obtained in the United States, including a judgment based upon the civil liability provisions of United States federal securities laws, against us or any of such persons may not be collectible within the United States. In Canada, provincial and territorial reciprocal enforcement of judgments legislation sets out the procedure for registering foreign judgments and this procedure varies depending on the province or territory of the enforcing court. If a foreign judgment originates from a jurisdiction not captured by the applicable provincial or territorial reciprocal enforcement of judgments or enforcement of foreign judgments legislation, the foreign judgment may be capable of enforcement at common law and the party seeking to enforce the foreign judgment must commence new proceedings in the domestic or enforcing court.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

●	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

●	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

●	the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a semi-annual basis as press releases, distributed pursuant to the rules and regulations of Nasdaq Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

We are subject to ongoing public reporting requirements that are less rigorous than Exchange Act rules for companies that are not emerging growth companies and our shareholders could receive less information than they might expect to receive from more mature public companies.

We qualify as an “emerging growth company” under the JOBS Act. As a result, we are permitted to, and intend to, rely on exemptions from certain disclosure requirements. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting. In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the benefits of this extended transition period. Our financial statements may therefore not be comparable to those of companies that comply with such new or revised accounting standards.

We will remain an emerging growth company until the earliest of (i) the last day of the fiscal year during which we have total annual gross revenues of at least US$1.07 billion; (ii) the last day of our fiscal year following the fifth anniversary of the completion of our initial public offering; (iii) the date on which we have, during the preceding three year period, issued more than US$1.0 billion in non-convertible debt; or (iv) the date on which we are deemed to be a “large accelerated filer” under the Exchange Act, which could occur if the market value of our common shares that are held by non-affiliates exceeds US$700 million as of the last business day of our most recently completed second fiscal quarter. Once we cease to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above.

Because we will be subject to ongoing public reporting requirements that are less rigorous than Exchange Act rules for companies that are not emerging growth companies, our shareholders could receive less information than they might expect to receive from more mature public companies. We cannot predict if investors will find our common shares less attractive if we elect to rely on these exemptions, or if taking advantage of these exemptions would result in less active trading or more volatility in the price of our common shares.

As a foreign private issuer, we are permitted to rely on exemptions from certain Nasdaq corporate governance standards applicable to domestic U.S. issuers. This may afford less protection to holders of our shares.

We are exempted from certain corporate governance requirements of Nasdaq by virtue of being a foreign private issuer. As a foreign private issuer, we are permitted to follow the governance practices of our home country in lieu of certain corporate governance requirements of Nasdaq. Certain corporate governance practices in Canada, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards. For instance, we are not required to:

●	have a compensation committee and a nominating/corporate governance committee to be comprised solely of “independent directors;” or

●	hold an annual meeting of shareholders no later than one year after the end of its fiscal year.

We currently follow our home country practice that (i) does not require us to seek shareholder approval for amending our share incentive plans; (ii) does not require us to hold an annual meeting of shareholders no later than one year after the end of its fiscal year; (iii) a nominating/corporate governance committee does not need to compose entirely of independent directors; and (iv) a compensation committee does not need to compose entirely of independent directors. Consequently, we are exempt from independent director requirements of Rule 5605 (d) and (e) of Nasdaq Capital Market listing standards, except for the requirements under subsection (b)(2) thereof pertaining to executive sessions of independent directors. Accordingly, our investors may not be provided with the benefits of certain corporate governance requirements of Nasdaq.

Nova as a major shareholder owns a significant amount of our common shares. As a result, although less than a majority of our outstanding common shares, it will have the ability to significantly influence all matters submitted to our shareholders for approval.

A major shareholder, Nova, owns approximately 36.82% of our outstanding common shares. Although Nova does not own a majority of our outstanding common shares, it may have the ability to significantly influence all matters submitted to our shareholders for approval including:

●	election of our board of directors;

●	removal of any of our directors;

●	any amendments to our certificate or articles of incorporation; and

●	adoption of measures that could delay or prevent a change in control or impede a merger, takeover or other business combination involving us.

In addition, this concentration of ownership may discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of us, which in turn could reduce our share price or prevent our shareholders from realizing a premium over our share price.

Future issuances of our common shares or securities convertible into, or exercisable or exchangeable for, our common shares, or the expiration of lock-up agreements that restrict the issuance of new common shares or the trading of outstanding common shares, could cause the market price of our common shares to decline and would result in the dilution of your holdings.

Future issuances of our common shares or securities convertible into, or exercisable or exchangeable for, our common shares, or the expiration of lock-up agreements that restrict the issuance of new common shares or the trading of outstanding common shares, could cause the market price of our common shares to decline. We cannot predict the effect, if any, of future issuances of our securities, or the future expirations of lock-up agreements, on the price of our common shares. In all events, future issuances of our common shares would result in the dilution of your holdings. In addition, the perception that new issuances of our securities could occur, or the perception that locked-up parties will sell their securities when the lock-ups expire, could adversely affect the market price of our common shares. In connection with our initial public offering, we, all of our directors and officers and shareholders holding more than 97% of our outstanding common shares as of November 18, 2021 on a fully-diluted basis, have agreed with the underwriters, subject to certain exceptions, not to sell, transfer or dispose of, directly or indirectly, any of our common shares or securities convertible into or exercisable or exchangeable for our common shares for a period of (i) 180 days after November 18, 2021 in the case of our company, (ii) 12 months after November 18, 2021 in the case of our directors and officers, and (iii) 180 days after November 18, 2021 in the case of our shareholders, including our majority owner, Nova. In addition to any adverse effects that may arise upon the expiration of these lock-up agreements, the lock-up provisions in these agreements may be waived, at any time and without notice. If the restrictions under the lock-up agreements are waived, our common shares may become available for resale, subject to applicable law, including without notice, which could reduce the market price for our common shares. In connection with our initial public offering, Nova agreed to lock up its holdings of our common shares until May 17, 2022; provided, however, that Nova obtained a waiver from the underwriter in our initial public offering to sell the common shares covered under the resale prospectus. On March 21, 2022, in consideration for such waiver, the underwriter required Nova to amend the original lock up to extend the period of such lock up until March 21, 2023 with respect to its 6,600,000 common shares. As of the date of this annual report, most of our shareholders’ lock up agreements have expired.

Future issuances of debt securities, which would rank senior to our common shares upon our bankruptcy or liquidation, and future issuances of preferred shares, which could rank senior to our common shares for the purposes of dividends and liquidating distributions, may adversely affect the level of return you may be able to achieve from an investment in our common shares.

In the future, we may attempt to increase our capital resources by offering debt securities. Upon bankruptcy or liquidation, holders of our debt securities, and lenders with respect to other borrowings we may make, would receive distributions of our available assets prior to any distributions being made to holders of our common shares. Moreover, if we issue preferred shares, the holders of such preferred shares could be entitled to preferences over holders of common shares in respect of the payment of dividends and the payment of liquidating distributions. Because our decision to issue debt or preferred shares in any future offering, or borrow money from lenders, will depend in part on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of any such future offerings or borrowings. Holders of our common shares must bear the risk that any future offerings we conduct or borrowings we make may adversely affect the level of return, if any, they may be able to achieve from an investment in our common shares.

There is a risk that we will be a passive foreign investment company for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. investors in our shares.

In general, a non-U.S. corporation is a passive foreign investment company, or PFIC, for any taxable year in which (i) 75% or more of its gross income consists of passive income or (ii) 50% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income. For purposes of the above calculations, a non-U.S. corporation that owns at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. Passive income generally includes dividends, interest, rents, royalties and certain gains. Cash is a passive asset for these purposes.

Based on the expected composition of our income and assets and the value of our assets, including goodwill, we do not expect to be a PFIC for our current taxable year. However, the proper application of the PFIC rules to a company with a business such as ours is not entirely clear. Because the proper characterization of certain components of our income and assets is not entirely clear, because we will hold a substantial amount of cash as the result of our initial public offering, and because our PFIC status for any taxable year will depend on the composition of our income and assets and the value of our assets from time to time (which may be determined, in part, by reference to the market price of our shares, which could be volatile), there can be no assurance that we will not be a PFIC for our current taxable year or any future taxable year.

If we were a PFIC for any taxable year during which a U.S. investor holds shares, certain adverse U.S. federal income tax consequences could apply to such U.S. investor.

ITEM 4. INFORMATION ON THE COMPANY

4.A. History and Development of the Company.

Our Corporate History

We were incorporated in the Province of Manitoba, Canada under the Corporations Act (Manitoba) on May 25, 2018. We have two wholly owned subsidiaries, Snow Lake Exploration and Snow Lake Crowduck.

Snow Lake Exploration was incorporated by us on May 25, 2018 in Manitoba, Canada. Snow Lake Exploration is an operating company formed to conduct the exploration and development of mineral resources.

Snow Lake Crowduck was incorporated by us on May 25, 2018 in Manitoba, Canada. Snow Lake Crowduck is an asset holding company that holds all of the ownership interests in 122 mineral claims on the Snow Lake Lithium™ property.

Thompson Bros was incorporated by our major shareholder, Nova, on May 11, 2016 under the name Manitoba Minerals Pty Ltd., or MMPL, in Melbourne, Australia. On March 8, 2019, we acquired all of the outstanding common shares of Thompson Bros from Nova by agreeing to exchange with Nova 47,999,900 of our common shares for all of the issued common shares of Thompson Bros. On July 14, 2019, we changed the name of MMPL to Thompson Bros. The claims held by Thompson Bros have been transferred to Snow Lake Crowduck. Thompson Bros has been deregistered in Australia and Manitoba.

Recent Development

Withdrawal of Registration Statement

We filed a registration statement on Form F-1 (File No. 333-267600), initially with the Commission on September 19, 2022, as thereafter amended.

On Thursday, September 29, 2022, at the request of a group of concerned shareholders (the “Concerned Shareholders”) of the Company, the King’s Bench of Manitoba (the “Court”) issued an order enjoining the Company from issuing any securities prior to October 27, 2022, the record date for the determination of the shareholders entitled to vote at the Company’s annual shareholder meeting set for December 15, 2022. Nova, our largest shareholder, holding approximately 37% of the issued and outstanding common shares, joined in the proceeding commenced by the Concerned Shareholders. The order also had the effect of forcing the Registrant to withdraw its public offering of common shares pursuant to the Registration Statement filed publicly on September 26, 2022.

We have determined not to proceed with our follow-on offering and withdrawn Form F-1 (File No. 333-267600) on October 3, 2022.

Collaboration with LG Energy Solution to Establish Lithium Supply Chain in North America

We signed a non-binding Memorandum of Understanding (MOU) with LG Energy Solution (LGES: KRX 373220) on September 22, 2022 as a next step towards building the domestic supply chain for the North American electric vehicle market.

We and LGES will collaborate to explore the opportunity to create one of Canada's first lithium hydroxide processing plants in CentrePort, Winnipeg, Manitoba. Under the terms of the MOU, we will supply LGES with lithium over a 10-year period once production starts in 2025. The MOU and contemplated partnership will be subject to a number of conditions, including the completion of due diligence from both parties.

A scoping study, in partnership with Primero, is already underway to identify the technologies, innovations and skills required to deliver a world-class lithium hydroxide plant within the Manitoba Province.

Departure of Directors or Certain Officers and Appointment of Directors or Certain Officers

On July 11, 2022, we announced that Mr. Mario Miranda resigned as the Chief Financial Officer of the Company, effective as of June 30, 2022. Mr. Miranda’s decision to resign was not the result of any dispute or disagreements with the Company on any matter relating to the Company’s operation, policies (including accounting or financial policies) or practices. On the same date, the board of directors (the “Board”) of the Company appointed Mr. Keith Li as the Chief Financial Officer of the Company. See “Management” for Mr. Li’s biography.

On June 3, 2022, we announced that Mr. Louie Simens resigned as the Chairman of the Board of the Company, effective as of May 29, 2022. On the same date, the Board of the Company appointed Mr. Philip Gross as the Chairman of the Board of the Company.

On September 7, 2022, our independent director Nachum Labkowski, was removed as the Chair and member of the audit committee as well as member of the nominating and corporate governance committee. He remains as an independent director of our Board.

Shareholder Meeting Requisition Notice

As previously disclosed, we were provided with a shareholder meeting requisition notice (the “Requisition”) dated June 8, 2022 from a number of registered shareholders holding, collectively as a group, approximately 5.4% of the issued and outstanding shares in the Company (the “Concerned Shareholders”). The Concerned Shareholders include individuals and entities associated with Avrohom Mordechai (Avi) Kimelman, of St Kilda East, Victoria, Australia, a former director of the Company and former CEO and Director of Quantum Resources, which later changed its name to Nova Minerals Limited (NVA on the ASX). The Requisition requested that the directors of the Company call a meeting of the shareholders of the Company for the purpose of (a) removing all of the directors of the Company; (b) fixing the number of directors at six for the ensuing year; and (c) electing six nominee directors of the Kimelman Group.

The Requisition was reviewed by our professional advisors and we announced on June 29, 2022 that our Board has called a special meeting of shareholders to be held in conjunction with its annual meeting of shareholders on December 15, 2022 to consider the matters, among other business, raised by the Requisition. Shareholders will receive formal notice of the meeting and an information circular in sufficient time to consider all matters.

We filed an application on July 20, 2022 with the court for a declaration that the notice of meeting by the Concerned Shareholders was null and void.

We appeared in the Court of Queen’s Bench (Manitoba) on July 28, 2022 to have the special meeting of shareholders purportedly called by the Concerned Shareholders for August 10, 2022 declared null and void. The Company’s application was successful in all respects. Pursuant to a Court order issued on August 5, 2022, the special meeting as called by the Concerned Shareholders was invalid, as was any business conducted at such meeting should one be convened. Additionally, the Court ordered that the special meeting of the shareholders of the Company called by the Board for December 15, 2022 was validly called in accordance with the relevant provisions of The Corporations Act (Manitoba), being the law applying to the Company’s corporate conduct and governance. Accordingly, any materials received from the Concerned Shareholders in connection with the August 10th invalidly called meeting was to be disregarded.

The decision of the Court is consistent with the position that we have taken since the dissident group led by the Concerned Shareholders announced its intention to hold its own shareholders’ meeting in the face of the Company’s decision to call an annual general meeting and special meeting of the shareholders for December 15, 2022. Shareholders will receive a formal notice of that meeting in due course together with an information circular stating with specificity the business to be conducted thereat.

Memorandum of Understanding (MOU) with Epiroc Canada Inc. (Epiroc)

On June 21, 2022, we signed a MOU with Epiroc for Epiroc to assist with the technical and commercial design of the world’s first fully electric lithium mine at our Snow Lake LithiumTM project in Manitoba, Canada.

As part of its collaboration with the Company, Epiroc will contribute to the review of site planning and design for our planned fully electric lithium mine and will give technical and engineering advice for the project’s overall development. Epiroc has a long history of offering innovative and safe equipment, as well as automation, digitalization, and electrification solutions to the industry. Epiroc has exhibited a remarkable aptitude in project coordination and vertical integration, as seen by its recent achievement in the Borden Mine project in Chapleau, Canada, which is the first all-electric gold mine in the world.

Collaborations with University of Manitoba

We announced on June 7, 2022, that we and the University of Manitoba undertook a research project to explore critical mineral inventory of the Snow Lake LithiumTM site. Results from the two-year project are expected to help shape the development of Canada’s future minerals and metals strategy to meet the growing demand for lithium. Our collaboration with the University of Manitoba will strengthen the understanding of the lithium deposits in Snow Lake LithiumTM site and to support the development of a framework to help shape Canada’s future minerals and metals strategy.

Received $158,000 Grant from Manitoba Chamber of Commerce

On April 12, 2022, we received a grant from the Manitoba Mineral Development Fund for the amount of C$157,500 to help fund the ongoing winter drilling campaign.

The previous grant from the Manitoba Mineral Development Fund of C$62,000 was utilized in the ongoing geophysics drone campaign that is proving extremely beneficial in identifying additional pegmatites across the 86 square mile property. The current drilling campaign has included three drills operating around the clock  across the original resource at Thompson Brothers as well as the outside targets at Grass Rivers, BYP and Sherritt Gordon. The strategy is to expand the existing resource while identifying additional resources that will serve as a starter pit for commercial mining.

The new grant will assist with costs relating to the next phase of the drilling campaign as we transition from ice roads to helicopter drilling over the spring and summer months. With the current resource standing at 11.1 million metric tonnes indicated and inferred resource at 1% Li2O and a ten-year mine life, the ambition is now to multiply the resource and extend the mine life by decades. We have been assisted in these efforts by Quesnel Bros. Diamond Drilling Ltd. of Denare Beach, Saskatchewan; Forage BRL Drilling of Temagami, Ontario; and Heli Source Ltd., based in Snow Lake, Manitoba.

Resale of Nova’s 3,000,000 common shares

On April 7, 2022, we entered into an underwriting agreement with Nova, as the selling shareholder, and ThinkEquity LLC, as the representative for the underwriters listed on Schedule 1 thereto.

Pursuant to the Underwriting Agreement, Nova agreed to sell, and the underwriters agreed, severally and not jointly, to purchase 3,000,000 common shares of our Company, at a public offering price of $6.00 per share, before underwriting discounts.

We did not receive any proceeds from the sale of 3,000,000 common shares by Nova. The offering was closed on April 12, 2022. Nova received gross proceeds from the offering of $18,000,000, before deducting underwriting discounts and other estimated expenses.

The offering was conducted pursuant to the Company’s registration statement on Form F-1 (File No. 333-264098) initially filed with the Securities and Exchange Commission on March 22, 2022 and declared effective on April 7, 2022.

Pursuant to the Underwriting Agreement, Nova sold the shares to the underwriters at the at the offering price less an underwriting discount of $0.45 per share. Nova also reimbursed the representative for certain expenses incurred in connection with the offering.

Our Claims History

On April 21, 2016, an agreement between Strider Resources Ltd, or Strider Resources, and Ashburton Ventures Inc., or Ashburton Ventures (now known as Progressive Planet Solutions Inc., or PPSL), was entered into pursuant to which Ashburton Ventures acquired the right to earn up to a 100% interest in the Snow Lake Lithium™ property then owned by Strider Resources and consisting, at that time, of the 20 claims, subject to a 2% net smelter royalty payable to Strider Resources, by meeting certain cash and share requirements to Strider Resources and certain expenditure requirements on the Snow Lake Lithium™ property exploration project.

On September 26, 2016, Ashburton Ventures entered into an agreement with MMPL (now known as Thompson Bros) pursuant to which MMPL acquired the right to earn up to a 95% interest in the Snow Lake Lithium™ property, subject to the 2% net smelter royalty payable to Strider Resources, by funding the option requirements of Ashburton Ventures in its agreement with Strider Resources of April 21, 2016. This agreement was amended on April 12, 2017, to reduce the maximum MMPL could earn to an 80% interest in the Snow Lake Lithium™ property.

In the fall of 2016, to meet the expenditure requirements of the previously mentioned agreements, a modest program of prospecting and soil sampling was completed on the Snow Lake Lithium™ property, followed by a five hole (1,007 m) drill program on the Snow Lake Lithium™ property.

In March to April of 2018, Snow Lake Crowduck staked the 18 claims.

On November 14, 2018, PPSL entered into a separate agreement with us pursuant to which we agreed to purchase the remaining 20% interest in the Snow Lake Lithium™ property from PPSL, subject to the 2% net smelter royalty payable to Strider Resources, in exchange for 2,400,000 (post consolidation) of our common shares. 300,000 (post consolidation) of these shares were issued to Strider Resources.

On November 15, 2018, an agreement among Strider Resources, PPSL and us was entered into to enable us to purchase of 100% of the Snow Lake Lithium™ property from Strider Resources.

On March 8, 2019, as amended on April 1, 2019, we entered into an agreement with Nova and MMPL to purchase MMPL from Nova in exchange for 9,599,980 of our common shares.

On April 12, 2019 we fulfilled our contractual obligations with Strider Resources and exercised our option to acquire the 100% ownership interest in the Snow Lake Lithium™ Property, subject to the 2% net smelter royalty payable to Strider Resources, 80% of which was in the name of MMPL at that time. In consideration of this acquisition, we issued 2,100,000 (post consolidation) of our common shares to PPSL and 300,000 (post consolidation) shares Strider Resources.

On February 11, 2020 we purchased from Thompson Bros (formerly MMPL) the 80% interest in the Snow Lake Lithium™ property held by Thompson Bros. After this transaction, we owned 100% of the Snow Lake Lithium ™ property interest.

On February 25, 2020 we transferred our 100% interest in the Snow Lake Lithium™ property to our wholly owned subsidiary, Snow Lake (Crowduck) Ltd. This interest remains subject to a 2% net smelter royalty payable to Strider Resources.

On May 22, 2020, we changed the recordation of the Snow Lake Lithium™ property claims so that the entire Snow Lake Lithium™ property made up of 38 claims covering 5596 hectares of land became registered in the name of Snow Lake (Crowduck) Ltd. Claim credits that we were entitled to were used to extend the expiry of all of the Snow Lake Lithium™ property claims to 2023 and beyond.

From May 21, 2021 through June 9, 2021 an additional 22 claims covering 3,187 hectares of land were staked by Snow Lake (Crowduck) Ltd., bringing the total claim package to 60 claims covering 8,783 hectares. From December 2021 through January 2022 an additional 13,603.30 hectares of land were staked by Snow Lake (Crowduck) Ltd. The status of these claims is pending with the Manitoba Department of Agriculture and Resource Development and until the claims are deemed to be active by the Manitoba Department of Agriculture and Resource Development they could be cancelled, rejected or otherwise not become the property of Snow lake (Crowduck) Ltd. If all the new claims which were staked are successfully included in our claim package, the entire land package would total 122 claims covering 22,386.30 hectares.

From January 26, 2022 through February 7, 2022, four mineral leases were requested from among land already covered by Snow Lake (Crowduck) Ltd.’s   existing mineral claim package and covering 1,335ha of land. These leases are presently in pending status.

To date, we have invested a limited amount of capital in the Snow Lake Lithium™ Project and historical drilling on the Snow Lake Lithium™ property has been limited as well. To prove our lithium resource on the Snow Lake Lithium™ property, we will need to engage in a drilling program that will require additional capital expenditure. We believe that the funds raised in our initial public offering provided us with the funds needed to complete our planned exploration drilling program, to generate the required data to prove our resources.

4.B. Business Overview

INDUSTRY

Information included in this Annual Report on Form 20-F relating to our industry consists of estimates based on reports compiled by professional third-party organizations and analysts, data from external sources, our knowledge of the industry in which we operate, and our own calculations based on such information. While we have compiled, extracted, and reproduced industry data from external sources, including third-party, industry, or general publications, we have not independently verified the data. Similarly, while we believe our management estimates to be reasonable, they have not been verified by any independent sources. Forecasts and other forward-looking information with respect to industry and ranking are subject to the same qualifications and additional uncertainties regarding the other forward-looking statements in this Annual Report on Form 20-F.

Market Overview

Mining accounts for a significant portion of Canada’s economy. Natural Resources Canada2 pegged domestic mineral production at C$47 billion (approximately US$37.89 billion) in 2018. Canada’s mining and exploration companies are also important players in the international mining industry. Manitoba hosts the historic Tanco mine, which sits atop the world-class Tanco lithium-cesium-tantalum deposit and is located at Bernic Lake. The Tanco pegmatite was first discovered in the 1920s and ultimately developed into a large deposit of spodumene, one of the primary minerals mined for its lithium content. While the Tanco mine first opened in 1969 as a tantalum operation, it was not until the 1980s that it began mining spodumene as a pyroceramic. In fact, one of the major uses of the Tanco spodumene was as an ingredient in Corningware cookware3.

Historically, the Tanco mine’s production focused on spodumene for industrial use with minimal focus on lithium production. With the advent and growth of lithium battery-powered cars, interest has developed in the Tanco mine region in the search for, and exploration of, lithium-rich spodumene deposits.

Lithium-bearing pegmatites occur across the Province of Manitoba including in areas such as Snow Lake, Red Sucker Lake, Gods Lake and Cross Lake, all hosting known pegmatite lithium deposits. The emergence of the Electronic vehicle, or EV, market has spurred investment and mining interest in Manitoba for lithium exploration activity with New Age Metals, Grid Metals, and Snow Lake’s neighbor Far Resources being a few of the mining companies exploring for lithium in Manitoba.

Lithium Production – Supply, Demand and Price Trends

Lithium prices almost tripled between mid-2015 and mid-2018 as the world’s fleet of electric vehicles hit 5 million and the auto industry began to become concerned regarding the supply of raw materials. As can be seen in the lithium spot price charts below, from mid-2018 through the beginning of 2021, lithium prices declined steadily. Recently, lithium prices have begun to rise again, we believe, reflecting an increase in demand for battery powered vehicles.

Source: Fastmarkets

[2]	https://www.nrcan.gc.ca/our-natural-resources/minerals-mining/minerals-metals-facts/minerals-and-the-economy/20529
[3]	https://investingnews.com/daily/resource-investing/battery-metals-investing/lithium-investing/manitoba-a-little-known-source-of-lithium/

In 2019, the world consumed approximately 315,000 tonnes of lithium carbonate equivalent, or LCE, a 21% increase from the 261,000 tonnes consumed in 2018, according to the December 2019 Resources and Energy Report on Lithium from the Australian government4. World lithium production is estimated to have grown to 470,000 tonnes in 2019, up 18% from 20185. In 2019, oversupply in the lithium market caused a significant pull back on price. At the end of 2018/beginning of 2019, Fastmarkets reported 99.5% lithium carbonate battery-grade spot prices, CIF China, Japan & Korea, of US$13,000-$15,000 per tonne6. In 2019, prices declined throughout the year. In June 2019, Fastmarkets reported 99.5% lithium carbonate battery-grade spot prices, CIF China, Japan & Korea, of US$11,000-$12,500 per tonne7, and by the end of December 2019, prices of US$8,000-$9,500 per tonne were reported8. The 99.5% lithium carbonate battery-grade spot prices for Europe and the U.S. were reported at US$10,000-$11,500 per tonne9.

Lithium prices plummeted in 2019, as a result of oversupply in the market and a slowdown in EV growth. This oversupply was attributed, primarily, to a number of new spodumene mines entering production in Australia. In China, in June 2019, the government cut subsidies for New Energy Vehicles, or NEVs, in half, by as much as 25,000 yuan (US$3,600) per vehicle10. Chinese NEV sales then began falling in July 2019 resulting in a reduction in NEV sales by 47% in October compared with the same month in the previous year11. These changes caused lithium consumers to hold back on purchases.

As lithium prices declined, high cost, marginal producers began to cut production and halt expansion plans. For example, in August 2019, Albemarle Corporation announced it would delay construction plans for approximately 125,000 tonnes of additional lithium processing capacity due to the effect of oversupply on lithium prices12. Pilbara Minerals postponed stage two and three expansion plans at its Pilgangoora lithium-tantalum project in Western Australia that were projected to result in the production of an additional 7.5 million tonnes of lithium ore a year13.

In November 2019, Albemarle and Mineral Resources put their Wodgina project into care and maintenance indefinitely14. Albemarle indicated that the Wodgina mine would remain idle until demand for spodumene warranted a re-start15. Nemaska Lithium suspended operations in October 2019 at its Whabouchi lithium mine and applied for creditor protection in December 2019, thus removing planned production of 37,000 tonnes of LiOH and 205,000 tonnes of lithium concentrate from the market16. In In 2020, the outlook for lithium pricing continued to be bearish with commentators such as Morgan Stanley expecting lithium prices to fall further or to at least be stable in 2021 and 202217. January 2020, Galaxy Resources announced that in response to market conditions, it had reviewed operations at Mount Cattlin facility, resulting in a reduction in operations by approximately 60%18.

We expect that the reduction in lithium production from the cutbacks referenced above will work through the lithium supply chain resulting in a reduction in lithium stockpile levels and an increase in lithium pricing and demand.

[4]	https://publications.industry.gov.au/publications/resourcesandenergyquarterlydecember2019/documents/Resources-and-Energy-Quarterly-December-2019-Lithium.pdf
[5]	Ibid
[6]	https://www.metalbulletin.com/Article/3851378/GLOBAL-LITHIUM-WRAP-Chinese-lithium-prices-stable-ahead-of-year-end- other-regional-markets-flat.html
[7]	https://seekingalpha.com/article/4272099-lithium-miners-news-month-june-2019
[8]	https://www.metalbulletin.com/Article/3914427/GLOBAL-LITHIUM-WRAP-Lunar-New-Year-production-logistics-halts-slow- Asian-market-activity.html
[9]	Ibid
[10]	https://www.cnbc.com/2019/06/19/china-subsidy-cuts-for-electric-carmakers-could-lead-to-consolidation.html and https://www.bloomberg.com/news/articles/2019-11-08/china-is-considering-cutting-electric-car-subsidies-again
[11]	https://stockhead.com.au/resources/tim-treadgold-lithium-stocks-close-to-the-bottom-its-time-to-revisit-a-sold-down-sector/

The chart below shows the 2019 percentage breakdown of lithium demand by category of use.

Source: Roskill19

As can be seen in this chart, in 2019, rechargeable batteries accounted for 54% of total lithium demand, consisting almost entirely of Li-ion battery technology. Though the rise of hybrid and electric vehicle sales leading up to 2020 brought expectations of increased demand for lithium compounds, falling EV sales in the second half of 2019 in China, the largest market for EVs, and a global reduction in EV sales in 2020, caused by the onset of the COVID-19 pandemic and related lockdowns, halted lithium demand growth, impacting demand from both battery and industrial applications. Countering this 2019 and early 2020 decrease in lithium demand, James Jeary of CRU Group noted that “The main surprise in the lithium market this year [2020] was on the demand side,” he told INN20 during a January 2021 interview. “EV sales were hugely resilient, particularly in Europe. Even in China, the recovery of sales in H2 after a sluggish H1 has been very strong.”

[12]	https://uk.reuters.com/article/us-albemarle-results/albemarle-to-delay-construction-plans-for-125000-tonnes-of-lithium- processing-idUKKCN1UY1QS

[13]	https://www.asx.com.au/asxpdf/20190501/pdf/444qxyxr97r2h0.pdf

[14]	https://www.afr.com/companies/mining/minres-reaps-us1-3-billion-for-stake-in-mothballed-lithium-mine-20191101-p536h2

[15]	Ibid.

[16]	https://www.nemaskalithium.com/en/investors/press-releases/2019/53f0e3be-0d29-475e-b37f-7090e58ede31/

[17]	https://www.spglobal.com/platts/en/market-insights/latest-news/metals/110819-lithium-producers-paint-gloomy-picture-for-2020

[18]	https://www.reuters.com/article/galaxy-rsrcs-output/australias-galaxy-resources-to-slash-output-at-flagship-lithium-mine-in- 2020-idUSL4N29S077

[19]	https://roskill.com/market-report/lithium/

[20]	https://investingnews.com/daily/resource-investing/battery-metals-investing/lithium-investing/lithium-outlook/

Increasing Lithium Demand

According to FastMarkets.com (see table above), demand for battery grade lithium is now expected to almost triple by 2025 to more than 850 thousand metric tonnes. The recent decline and cutbacks in upstream investment, however, could result in the market undersupply during the next few years. We believe that it is clear that investment needs to be made in lithium mining now to meet the upcoming expected increase in demand. Fastmarkets predicts the need for 16 new lithium mines of average size to go online prior to 2025. Roskill maintains the view that future refined lithium supply will remain tight, with a period of sustained supply deficit in the mid-2020s21 It is our understanding that further additions to lithium production capacity for mined and refined lithium products will be required to keep pace with demand growth, led by battery applications.

Demand for lithium is increasing outside of the EV market. According to the India Brand Equity Foundation22, electronics manufacturing is expected to grow at an annual rate of 30% between 2020 to 2025. Lithium primary cell batteries are central units in many consumer electronics goods. Major manufacturers in the primary battery market include Hitachi Maxell, Ultralife, Energizer, FDK Corporation, Tadiran, Vitzrocell, EVE Energy, Panasonic, SAFT, Varta, Duracell, EnerSys Ltd., Gp Batteries, Excell Battery Co., and Bren-tronics. The global lithium primary batteries market is expected to grow from $11.28 Billion in 2020 to $12.24 Billion in 2021 at a compound annual growth rate (CAGR) of 8.5%.23 The table below shows the expected growth of the consumer electronics lithium battery market in USD billions from 2020 to 202524.

The expectation of strong demand growth in the lithium market and related higher raw material prices has led some market participants to look at the economic viability of recycling to solve the projected lithium supply shortage. The table below presents a projection of the compound annual growth rate for the value of raw materials present in Li-ion batteries available for recycling.

Source: Engineering.com25

Roskill’s longer term scenarios show strong growth for lithium demand over the coming decade; Roskill forecasts demand to exceed 1.0Mt LCE in 2027, with growth in excess of 18% per year to 203026.

We believe that the long-term outlook for lithium products remains strong. In research by Signumbox published in April 2019 and commissioned by Deutsche Lithium for their feasibility study, SignumBox indicated that it anticipated a global annual demand for lithium chemicals to reach approximately 1,700,000 tonnes of LCE by 2037, equating to an average annual growth rate of approximately 11.5% over the next 20 years27. A key theme at the Fastmarkets’ 11th Lithium Supply and Markets Conference (June 11, 2019) was that global lithium demand could outpace supply in the coming years, with the number of new projects expected to fall short of expected production amid doubts on capital availability and low lithium prices28.

Key Market Growth Drivers - EVs

Although Lithium has multiple industrial and consumer electronics applications, the most prominent application is battery production. Future lithium demand is heavily linked to future EV production. We believe that a robust U.S. climate change policy agenda that includes plans to facilitate the ramping up of EV production and government-mandated targets for EV market penetration is a positive catalyst for further growth in lithium demand.

As can be seen in the chart on page 60 above, the leading driver for the growth in lithium consumption has been battery production. Future lithium demand is heavily linked to future EV production. The majority of lithium production and downstream EV battery supply is currently based in China. We believe that with governments seeking to prevent supply line bottlenecks and shortages due to geopolitical or other factors, there will be increasing demand for local, i.e., U.S. and Canadian, lithium production. We also believe that climate change policy agendas as well as government mandated targets for EV market penetration will be positive catalysts for a growth in lithium demand over the coming years.

[21]	https://menafn.com/1101724172/Lithium-Primary-Batteries-Industry-Driven-By-Increasing-Demand-For-Consumer-Electronics
[22]	https://menafn.com/1101724172/Lithium-Primary-Batteries-Industry-Driven-By-Increasing-Demand-For-Consumer-Electronics
[23]	https://menafn.com/1101724172/Lithium-Primary-Batteries-Industry-Driven-By-Increasing-Demand-For-Consumer-Electronics
[24]	https://menafn.com/1101724172/Lithium-Primary-Batteries-Industry-Driven-By-Increasing-Demand-For-Consumer-Electronics

Due to serious issues surrounding global warming, we believe that it has become imperative to implement energy transformation. The Paris Agreement between counties around the world is an effort to collaborate on this transformation. It is estimated that to maintain the global temperature rise within 1.5 degrees, the consumption of electric energy as a renewable energy source will rise from 24 percent to 86 percent by 205029.This means that the EV industry should flourish in the coming years. Countries around the world have already formulated plans to support this change. For example, Japan and Germany have set plans to ban gas operated vehicles by the year 2050. It is estimated that global sales of new energy-efficient passenger vehicles are expected to reach 12 million in 2025, and the compound growth rate will reach 32.5% from 2019 to 2025. By 2030, the number of EVs on the road is expected to rise to 125 million30.

Annual global EV sales by market. (Source: Bloomberg New Energy Finance.)

Government Growth Drivers for the Lithium Battery Market

The primary drivers of this forecasted growth in EV sales, as demonstrated in the table below, are expected to be government policies (particularly in China), new regulations (particularly in Europe), and steadily increasing consumer adoption, as evidenced by a wider availability of EV models being produced by original equipment manufacturers, or OEMs.

[25]	https://www.engineering.com/story/the-whos-who-of-lithium-ion-battery-recycling
[26]	https://www.greencarcongress.com/2020/11/20201125-roskill.html
[27]	http://www.deutschelithium.de/wp-content/uploads/2019/06/NI43-101-Zinnwald_Feasibility-Study_Summary.pdf
[28]	https://www.indmin.com/Article/3878594/LITHIUM-CONF-Lithium-demand-could-outpace-supply-due-to-low-prices-few-projects.html
[29]	https://www.engineering.com/story/the-whos-who-of-lithium-ion-battery-recycling
[30]	Ibid.

Source: Livant IPO filing31

Governments have instituted incentives and other subsidies to support the development of EVs by automotive OEMs and to increase consumer adoption of EVs.

After entering commercial markets in the first half of the last decade, electric car sales have soared. Only about 17,000 electric cars were on the world’s roads in 2010. By 2019, that number had grown to 7.2 million EVs, 47% of which were in China. 32 The Chinese government has declared that the electric vehicle industry is of strategic importance over the long term. The “new energy” vehicle industry is one of ten industries targeted as a key effort to further the Chinese government’s “Made in China” initiative by 2025. In addition to China, several other countries have also announced plans to phase out and eventually replace internal combustion engine, or ICE, vehicles with EV models. Countries such as France, Norway, and the UK have all set dates for these bans, with Norway’s being the most aggressive, as all new car sales in Norway must be zero emissions (battery EV or fuel cell) by 2025.33

To meet these target dates, governments will need to provide assistance to the EV industry, in general, and to the lithium mining sector, in particular, by supportive actions such as removing red tape for new mining projects. Some projects are already seeing such support as American Lithium announced receipt in March 2021 of a grant to support the development of a lithium hydroxide plant in Nevada34. E3 Metals Corp, an Alberta, Canada based lithium exploration company, announced a Canadian federal government grant for expanded lithium extraction technology research with the University of Alberta.35

We believe the growth in the EV market worldwide has been aided by various incentive programs extended by the national governments to both automakers and consumers. In the graphic below, for example, government of Singapore is advertising their program to encourage EV adoption by offering incentives to consumers.

[31]	https://www.sec.gov/Archives/edgar/data/1742924/000119312518258208/d603292ds1.htm
[32]	https://www.iea.org/reports/global-ev-outlook-2020
[33]	https://www.forbes.com/sites/pikeresearch/2020/11/04/ice-bans-begin-to-take-shape-in-the-us/?sh=52a3b5273e17

In September 2017, China issued a New Energy Vehicles (including BEVs and PHEVs) credit mandate, which became effective in 2019, and in 2018, the Chinese government adjusted its subsidy policy to favor BEVs that offer longer driving ranges. Additionally, federal tax credit incentives in the United States of up to $7,500 have also been made available for persons buying certain hybrid and all-electric cars.36

In response to the changing government policies and incentives favoring EVs, various OEMs have announced plans to expand EV production lines in the future. The chart below summarizes EV production plans from many major OEMs.

[34]	https://thedeepdive.ca/american-lithium-receives-us-government-grant-for-lithium-processing-plant.
[35]	https://www.juniorminingnetwork.com/junior-miner-news/press-releases/2147-tsx-venture/etmc/44999-e3-metals-receives-federal-government-grant-for-expanded-lithium-extraction-technology-research-with-the-university-of-alberta.html
[36]	https://electrek.co/2021/03/03/which-electric-vehicles-still-qualify-for-us-federal-tax-credit/

Source: Livant IPO filing37

In addition to expanding their offering of EV models, automotive OEMs are focused on improving total energy density and reducing weight in batteries to increase the driving range of EVs. To achieve these improvements, EV battery manufacturers are increasingly using high nickel content cathode materials that contain less cobalt and more nickel, while the lithium content remains largely unchanged.

High nickel content cathode technologies include lithium nickel-cobalt-aluminum oxide, or NCA, and lithium nickel-manganese-cobalt oxide containing 80% nickel, or NMC 811. NCA cathodes are already used in leading EV models, and automotive OEMs’ roadmaps for new EV models indicate an increasing transition to NMC 811 style batteries. Due to the underlying chemistry, battery-grade lithium hydroxide, the type of lithium we expect to mine, is required in the manufacturing of high nickel content cathode material, whereas lithium carbonate, produced from lithium brine, is used in lower energy density EV battery applications.

Ideal Location

The Snow Lake Lithium™ Project is ideally located in North America’s “Auto Alley.” With the Hudson Bay Railway having a railhead 65 km from our project, the Snow Lake Lithium™ property has access to means of transportation to bring our lithium product north to the Port of Churchill, for shipment to Europe, or South to Auto Alley. The map below shows the extended reach of CN’s rail lines into the US Auto Alley.

Additionally, Manitoba is a green province, with 97%38 of electricity derived from renewable sources. This offers the potential to have a nearly net zero mine and production plant producing renewable products.

[37]	Ibid.

CN’s network of rail lines. Source: CN website

If one compares the map above to the map of the North American auto industry below, it can be seen that Snow Lake’s Snow Lake Lithium™ Project is strategically situated to access and address this market.

U.S “AutoAlley”.

Source: Global Infrastructure Connectivity Alliance39

[38]	https://www.hydro.mb.ca/your_home/electric_vehicles/

[39]	https://www.gica.global/initiative/north-americas-super-corridor-coalition-nasco

The maps below present a more detailed depiction of the location of U.S. automotive plants, primarily in the “Auto Alley.”

Source: MarkLines – Automotive Industry Portal

Operational Overview

We are an emerging lithium chemicals and exploration company focused on the development of our 100% owned Snow Lake Lithium™ property in the historic and preeminent mining center of Snow Lake, Manitoba, Canada. Our goal is to become a strategic supplier of battery-grade lithium hydroxide to the growing electric vehicle battery and battery storage markets. Our primary asset is the Snow Lake Lithium™ property, which consists of 38 contiguous mining claims located 20 km from Snow Lake, Manitoba. To capitalize on the fast-growing lithium market, our main focus is to monetize the resources and reserves held in the Snow Lake Lithium™ property. This property has an S-K 1300 compliant indicated and inferred mineral resource estimate of approximately 11.1 million tonnes of lithium bearing ore consisting of an Indicated Resource of 9,082,600 tonnes of lithium bearing ore grading 1.00% Li2O, for 91,200 Li2O tonnes, and an Inferred Resource of 1,967,900 tonnes of lithium bearing ore grading 0.98% Li2O, for 19,300 Li2O tonnes.

The Snow Lake Lithium™ Project is ideally located in the Province of Manitoba, Canada, where 97% of the electrical energy supply is from hydro- electric renewable sources. The region of Snow Lake, where the Snow Lake Lithium™ Property is situated, is mining friendly, and the Hudson Bay Railway is 65 km to the south of the Snow Lake Lithium™ property. The Hudson Bay rail runs north to the Port of Churchill which supplies access to Europe by ship, or south to the EV manufacturing markets in Michigan and the southern US. We intend to be the first producer of battery grade lithium in North America using fully renewable sources of energy to power all of our future mining operations. Our belief is that investors and customers will demand ethically mined commodities created through the use of renewable energy sources enabling the ecologically friendly development of the electric vehicle market as a viable alternative to ICE powered vehicles. We intend to be a leader in these efforts and our Snow Lake Lithium™ property’s location provides for that unique opportunity.

We are of exploring our Snow Lake Lithium™ property expecting that following a planned two-phase exploration program we will be in a position to move towards the development of our mineral resources, and, ultimately to the establishing of commercial operations. We are planning to complete a preliminary feasibility study, or PFS, which will be used to seek additional funding for the development of the Snow Lake Lithium™ property. The studies will review the test work, process design, vendor furnished equipment packages and other mine development requirements as well as cost estimates for the possible development of a commercial spodumene floatation plant. In addition, the studies will examine permitting and potential environmental issues for the proposed floatation plant locations as well as operational expenditures and capital expenditures, which will be inputted into a general economic model.

We engage in our exploration of lithium mineral resources through two subsidiaries: Snow Lake Exploration and Snow Lake Crowduck. Snow Lake Exploration is our operating company and Snow Lake Crowduck is our asset holding company. The Snow Lake Lithium™ property is located in north central Manitoba, measuring about 15 km by 6 km, comprises 122 mineral claims covering 22,386.30 hectares (approximately 55,318 acres) and straddles Crowduck Bay at the northeastern end of Lake Wekusko.

Our Exploration Target – Snow Lake Lithium™ Project – Indicated and Inferred Resources

On June 3, 2021, our major shareholder, Nova Minerals, announced the existence of an S-K 1300 compliant indicated and inferred lithium mineral resource at our Snow Lake Lithium™ Project in central Manitoba, Canada. The main features of this resource, as reflected in the table below, can be characterized as follows:

●	An S-K 1300 compliant indicated and inferred mineral resource estimate of approximately 11.1 million tonnes of lithium bearing ore consisting of an Indicated Resource of 9,082,600 tonnes of lithium bearing ore grading 1.00% Li2O, for 91,200 Li2O tonnes, and an Inferred Resource of 1,967,900 tonnes of lithium bearing ore grading 0.98% Li2O, for 19,300 Li2O tonnes.

●	The indicated and inferred resource is entirely from a single high grade lithium bearing spodumene pegmatite dyke partially outcropping at surface.

●	The indicated and inferred resource covers less than 1% of the Snow Lake Lithium™ property area.

We note that the ranges of potential tonnage and grade (or quality) of the lithium resource at our Snow Lake Lithium™ Project are conceptual in nature. We have conducted insufficient exploration of our Snow Lake Lithium™ Project to estimate a mineral resource (i.e., a concentration or occurrence of material of economic interest in or on the Earth’s crust in such form, grade or quality, and quantity that there are reasonable prospects for economic extraction), and it is uncertain whether further exploration will result in the estimation of a mineral resource. Our Snow Lake Lithium™ Project exploration target, therefore, does not represent, and should not be construed to be, an estimate of a mineral resource or a mineral reserve.

Snow Lake Lithium™ Project Indicated and Inferred Resource

Cut-Off 0.3 Li2O%	Tonnes (t)	Grade Li2O%	Li2O tonnes
Indicated	9,082,600	1.00	91,200
Inferred	1,967,900	0.98	19,300

Our lithium resource is comprised entirely from one Spodumene bearing pegmatite dyke (the TB1 Dyke) as defined by our 2017/2018 drill programs with approximately 4,800 meters drilled during that period. This main dyke is close to additional lithium bearing mineralization that is as yet undefined and does not comprise part of the existing resource. The resource remains open at depth and along strike in both the north and south directions which have been among targets for the recent phase of drilling.

Estimation was conducted only within the mineralized pegmatite with internal and external waste excluded as identified by hard boundaries. Interpretation occurred on a two dimensional sectional basis then combined to form a three dimensional volume model of the in-situ pegmatite dyke. No waste material in the host country rock was estimated.

The resource was estimated using Micromine software with an inverse distance squared interpolation method due to insufficient data available to suit variography and kriging.

The resultant resource is classified as containing both indicated and inferred resource in accordance with S-K 1300 when taking into consideration, data density, deposit geometry, likely extensions and possible interpretation alternatives. A sufficient number of holes required to provide more than an indicated category confidence in the Snow Lake Lithium™ resource have not been drilled. We have not completed any economic modelling or reporting and, therefore, the available, historical drilling information is considered early stage, and the risk of the failure of additional drilling to provide confirmation of our indicated and inferred resource is great. To date, a limited amount of capital has been invested in the Snow Lake Lithium™ Project and the future success of the project will rely heavily on the availability of additional capital which may not be available to us on favorable terms, if at all. Future capital investment in us may result in dilution of your investment in our common shares and a failure to confirm our resource may result in a failure of our business and the complete loss of your investment.

Geology and Interpretation

The TBL dykes in the Snow Lake Lithium™ Project have been modelled as intrusions into pebble to clast rich metaconglomerates and greywackes of host sediments. The dyke has been interpreted as sub vertical, dipping between 2.5° – 8.5° towards 130° azimuth. The strike of the body has minor variations around a general trend azimuth of 040° and an interpreted plunge of 5° to the north based on visual trends seen from drill core. The dyke carries both mineralized and unmineralized pegmatite as identified by the presence of spodumene as the lithium bearing mineral. Spodumene is considered the most important lithium ore mineral due to its high lithium content. Only the lithium bearing pegmatite has been previously modelled in this instance, which at the time of the previous report extended for a total length of 1,012 m ranging in true thickness from a maximum of 18 m to a minimum of 1.8 m,

The dyke is generally orientated between 20° and 40° offset from the apparent foliation in the surrounding country rock and there is outcropping evidence of additional mineralized and unmineralized pegmatite in the area that is yet to be defined in terms of size and or orientation.

Drilling

All holes were drilled with diamond drill bits providing NQ sized core. The total number of meters drilled during our 2022 exploration program was 20,008 m from 59 holes with a maximum depth of 371 m. This includes 29 holes drilled for metallurgical and geotechnical assessment totaling 1,693 m. Holes were drilled at varying angles to allow multiple intersections and multiple holes to be drilled from single drill locations to minimize earthworks and clearing.

Sampling

Core was logged by professional consulting geologists and sampled on a geological basis. Sample lengths were typically 1 m intervals but some samples were as small as 0.14 m or as large as 1.75 m. Core was halved with a diamond saw and placed into plastic sample bags for delivery to SRC Geoanalytical Laboratories in Saskatoon, Canada for sample preparation and analysis. QA/QC sampling consisted of the regular insertion of blanks, reject duplicates, and Certified Reference Standards within each 20 sample batch.

Sample Analysis

Core samples were crushed to better than 70% -2 mm and a 1 kg split was pulverized to better than 85% passing 75μm. All samples were analyzed using SRC procedure code ICP1 using total and partial digestions and ICP analysis. SRC uses Internal QA/QC procedures to monitor the accuracy and precision of their work.

Estimation Methodology

Estimation was conducted in Micromine software with parent cell dimensions of 1 m across strike, 25 m along strike and 5 m vertically to account for the vertically dipping narrow mineralization geometry and the sparse data availability nominally around 110 m vertically between intercepts and 100 m horizontally along strike. Sub-celling was used along the deposit margins to honor the interpreted wireframes. Deposit orientations were measured manually on screen and assigned within the estimation parameters.

Samples were composited to 1 m length weighted intervals with any residual added to the end of the intersection. No high grade cuts were deemed necessary due to the lack of any significant outliers although a 0.5% Li2O grade was used as a minimum basis for interpretation.

Li2O was estimated using an orientated inverse distance squared method along with discretization of 2x2x2 to avoid overly localized estimates. The model was interpolated with a single mineralization domain but conducted systematically due to minor variation in structural orientations within the dyke. The primary search ellipse radius used 120 m along strike, 2 m across strike and 120 m vertically oriented to the azimuth, dip and plunge of the respective structural orientations identified. A secondary search of 240 m x 8 m x 240 m was used to fill any remaining empty cells after the primary search.

A density factor of 2.75t/m3 was used for reporting of tonnes based on documented averages for pegmatite globally and a recent resource report from FAR Resources for their Zoro Lithium project located approximately 3km west of the Snow Lake Lithium™ property.

Both statistical and visual validation methods were conducted prior to final reporting.

Cut-off Grades

CIM Definition Standards for a Mineral Resource as a “concentration or occurrence of solid material of economic interest in or on the Earth’s crust in such form, grade or quality that there are reasonable prospect for eventual economic extraction.” In our case, a cut-off grade of 0.3% Li2O was used for resource reporting. This 0.3% Li2O cut-off grade was used to measure our resources as, according to our S-K 1300 Report, that is a reasonable grade necessary to cover estimated production costs in accordance with the following criteria (in US dollars):

6% Li2O Concentrate Price	$600 / per tonne
Mining Cost/ton	$20
Extraction Recovery	80%
Processing Cost/tonne	$32 – to 6% Li2O
Concentrate Haulage/ton	$88

Classification

The resource is classified entirely as a combination of indicated and inferred in accordance with the S-K 1300 when taking into consideration, data density, deposit geometry, likely extensions and possible interpretation alternatives.

Other Modifying Factors

A preliminary metallurgical test was conducted to determine possible concentrate grade recoverable from the Snow Lake Lithium™ deposit. The test returned a concentrate grade of 6.37% Li2O from a composite sample of 1.4% Li2O indicating the potential to make a commercial product from the Thompson Bros pegmatite. No engineering studies have been conducted however, given the sub vertical nature of the deposit, underground mining is anticipated to be the method of extraction.

Location and Description of Snow Lake Lithium™ Property

The Snow Lake Lithium™ property is located in north central Manitoba, approximately 20 km (12.4 miles) east of the mining community of Snow Lake.

The Snow Lake Lithium™ property comprises 122 contiguous mineral claims covering 22,386.30 hectares (approximately 55,318 acres) and is nearly four times the size of Manhattan. It straddles Crowduck Bay at the northeastern end of Lake Wekusko. The property is centered on UTM coordinates 455,000 E 6,080,000 N (NAD83, Zone 14) and lies within the National Topographic System map sheet 63JSE13. The map below shows an outline of our claims area as well as a proposed pipeline route to the nearest rail road junction.

Runway
Power Line
Railway
Highway
Snow Lake Trail
Proposed All-Weather Road
Buzz Winter Road
Snow Lake Lithium Property
Snow Lake
Arctic Gateway
440000
450000
460000
470000
480000
6100000
6090000
6080000
6070000
6060000
6050000
6040000
0 2.5 5 7.5 10 km
SNOW LAKE
LITHIUM

Snow Lake is located some 684 km north of Winnipeg, a 7-hour (700 km) drive on well maintained, paved roadways. Daily flights are available from Winnipeg to both Flin Flon and Thompson. Flin Flon is a 2 hour (200 km) drive west on paved highway to Snow Lake. Thompson is a 2.5 hour (260 km) drive northeast from Snow Lake on paved highway.

The Snow Lake Lithium™ property is located in the Churchill geological province at the eastern end of the Flin Flon Belt. The Flin Flon Belt (1.92-1.88 Ga) is one of the largest Proterozoic volcanic-hosted massive sulphide districts in the world. The east-trending Flin Flon Volcanic Belt (230 X 50 km) is interpreted to be remnant of a Paleoproterozoic orogenic mountain belt which developed as new ocean basin and arc crust interacted with Archean rocks of the Hearne and Superior cratonnes along complex convergent plate boundaries.

The Snow Lake Lithium™ property is bisected by the regional Crowduck Bay Fault. The rocks on the eastern side of this fault consist of folded Missi Group sandstones (greywackes) and conglomerates, part of the Eastern Missi Block. To the west, across the fault, the property is underlain by plutonic rocks intruding turbidites of the Burntwood Group, part of the Wekusko Lake Block.

There are two main clusters of spodumene-bearing pegmatite dykes on the property known as the Thompson Brothers and Sherritt Gordon lithium pegmatites. These dyke clusters occur on either side of the Crowduck Bay Fault. The dykes are all tabular in form, but each cluster has a distinct orientation. Additional north-northeast trending pegmatite dykes have been mapped along the Crowduck Bay Fault corridor towards the north.

Thompson Brothers Lithium Pegmatites

The Thompson Brothers dykes are located on the east shore of Grass River linking Wekusko Lake with Crowduck Bay. Here, three mineralized dykes, the TB-1, 2 and 3, intrude Missi Group pebble to cobble conglomerates and greywackes. The Thompson Brothers dykes were drilled by Nova in 2017 and 2018.

Dyke TB-1 strikes 040° and dips about 85o SE. The Thompson Brothers deposit has been drill tested over a 1Km strike and to a vertical depth of 1/2 Km. The deposit averages 7 to 10m in true width. The mineralized dyke remains open to depth and along strike. Dyke TB-2 occurs to the north of TB-1 has been traced for about 400 m along strike. Based on limited drilling, dyke TB-2 is up to 2.8 m thick and its orientation is interpreted to be sub-parallel to dyke TB-1. Dyke TB-2 could represent the faulted northern extension of dyke TB-1 or an en-echelon, dilational structure. Dyke TB-2 remains open along strike to the north and to depth. Dyke TB-3 is located about 250 m to the northwest of dykes TB-1 and 2. TB-3 has been traced for about 150 m along strike. The TB-3 pegmatite is up to 2.0 m thick, strikes 040° and dips about 080° towards the northwest. In general, the Thompson Brothers dykes appear concordant with the northeast-trending foliation and strata.

Sherritt Gordon Lithium Pegmatites

On April 10, 2018, we announced the discovery of a second pegmatite cluster on the Snow Lake Lithium™ property. As part of our compilation of historical data, our consulting geologists discovered details on a cluster of spodumene-bearing pegmatite dykes located about 2 km southwest of the recently drilled Thompson Brothers pegmatite. This cluster, known as the Sherritt Gordon pegmatites, intrudes the outermost quartz diorite phase of the Rex Lake Pluton and was traced about 600 m along strike by Sherritt Gordon Mines Limited in the 1940s. Dyke SG-1 ranges from 1.5 to 5 m in width and dips 80o to the southwest. Dyke SG-2 is thinner and located about 70 m to the northeast of SG-1 and dips 50o – 70o southwest.

The Sherritt Gordon, or SG, dykes intrude the outermost quart diorite phase of the compositional zoned Rex Lake Pluton on the west side of the Grassy River narrows. Both dykes display some pinch and swell structures along strike, as well as slight changes in strike. Dyke SG-1 has been traced for about 500 meters, striking 1200 and dipping 80o to the southwest. Dyke SG-1 ranges from 10 cm to 5 meters in width and splits into 3 thinner subparallel dykes at its southeastern end. Dyke SG-2 has been traced for almost 400 m, striking parallel to SG-1 at about 70 m towards the east. The dyke dips 50o-70o to the southwest and its width varies between 1.5 cm and 4 meters.

A third outcropping pegmatite dyke (Grassy River pegmatite) is located about 150 meters south of the SG dykes. Here, three spodumene bearing outcrops have been mapped more than a 150 m strike length, trending east.

History of Snow Lake Lithium™ Property and Exploration Status

No records documenting the original discovery of lithium enriched pegmatite dykes on the Snow Lake Lithium™ property have been located. Since the early 1940s various portions of the current Snow Lake Lithium™ property have been explored by several companies. Certain target areas on the Snow Lake Lithium™ property have been known as the “Sherritt Gordon Property,” the “Violet Property”, the “Strider Lithium Property.” and the “Thompson Brothers Lithium Property” and now the “Snow Lake Lithium™ Property”.

The highlights of the exploration history are summarized as follows:

In 1942, Sherritt Gordon Mines drilled and cored 20 holes (632 meters), testing one of 2 spodumene bearing pegmatite dykes on the east side of the narrows linking Wekusko Lake to Crowduck Bay. These dykes were originally staked in 1931 by Peer Kobar.

In 1956, Combined Developments Ltd. explored parts of the property. The area was prospected, mapped and 26 cored drill holes were completed on the TB-1 pegmatite (2,356 meters).

From 1976 until 1987, the Thompson brothers explored part of the property. They completed several trenches and sampling. In 1978, they cored their first drill hole to a depth of 28.2 meters in 1979, hole #1 was deepened to 58.6 meters. In 1981, the Thompson brothers cored their second drill hole. Hole #2 was drilled to a depth of 61 meters.

In 1989, Lakefield Research metallurgical test work produced a spodumene concentrate from a sample taken from a trench on claim ADD 13. The assay head grade of the rock sample was 2.93% Li2O. The resulting concentrate was 5.19% Li2O.

In 1995, minor trenching and sampling of the TB-1 dyke was completed by Strider Resources. In 1996, a 1,600-meter by 400-meter grid was cut by Strider Resources with lines spaced at 50 meter intervals. In 1997, a three-hole drill program, totaling 930 meters, was completed.

In April 2016, Ashburton Ventures (now known as Progressive Planet Solutions Inc.) optioned the Snow Lake Lithium™ property, at that time consisting of the 20 claims, from Strider Resources and entered into an option financing agreement with Thompson Bros (then known as Manitoba Minerals PTY Ltd.), at that time Nova Minerals’s wholly-owned subsidiary. Through financing provided by MMPL, parts of the property were prospected, and an attempt was made to locate the historical drill holes. Nine surface samples of pegmatite were assayed. In the fall of 2016, a modest program of prospecting and soil sampling was completed. In the winter of 2017, five drill holes targeting the TB-1 pegmatite totaling 1,007 meters were cored.

In March and April 2018, Snow Lake Crowduck staked an additional 18 mineral claims (3,319 hectares, approximately 8,201.43 acres) contiguous with the original Snow Lake Lithium™ property (20 claims, 2,277 hectares, approximately 5626.59 acres).

During the winter of 2018, Thompson Bros (then MMPL) cored 19 drill holes totaling 3,798 meters focusing on the Thompson brothers pegmatite cluster. Drill sections and plans were prepared, and interpretations of the geology and mineralization were completed. A project data base was created and a model for the deposit has been developed.

In July 2021, we completed an S-K 1300 compliant resource estimate of an Indicated Resource of 9,082,600 tonnes of lithium bearing ore grading 1.00% Li2O, for 91,200 Li2O tonnes, and an Inferred Resource of 1,967,900 tonnes of lithium bearing ore grading 0.98% Li2O, for 19,300 Li2O tonnes. This S-K 1300 Report was prepared by Canmine Consultants and Nuterra Geoscience, each of whom served as Qualified Persons as that term is defined in S-K 1300. This estimate was prepared taking into consideration data density, deposit geometry, likely extensions and interpretive alternatives. A density factor of 2.70 t/m3 was used. Surpac version 6.4.1 was the software used to create the geological model and to estimate the resources. We intend to complete a two-phase exploration program on the Snow Lake Lithium™ property including the completion of a PFS.

Historical Mineral Processing and Metallurgical Testing

The Saskatchewan Research Council (SRC) completed a preliminary metallurgical testing program on the Snow Lake Lithium™ Project (Xia, L. and Adeoye, A., 2018). The primary objective of this preliminary testing program was to produce a spodumene concentrate with +6.0 % Li2O.

Test work was completed on a 55 kg composite sample of 67 individual assay reject samples crushed to -2.0 mm (10 mesh) received from SRC Geoanalytical Laboratories. All of the 67 individual assay rejects were combined and homogenized to create a composite feed sample. A head assay sample was taken from the homogenized composite sample for ICP analysis. The ICP analysis OLD indicated that the composite graded 1.43% Li2O.

The composite sample was ground to 100% passing 300 μm before being classified into two fractions: coarse fraction (53-300 μm) and fine fraction (-53 μm). Before flotation, de-sliming and magnetic separation were performed to minimize the interference of ultra fines (-38 μm) and magnetic (iron) materials on the flotation.

Preliminary flotation tests indicated that a spodumene concentrate with +6.0 % Li2O could be readily produced from the samples provided. The flotation process included one stage mica flotation, one stage spodumene rougher flotation, and five stages of cleaner flotations. H2SO4 was used to adjust the flotation pH in mica flotation. ArmacHT was used as the mica collector. Oleic acid was used as the spodumene collector. Vanofroth was used as the frother in all flotations. The reagent conditioning and dosages were not optimized.

Good spodumene concentrate can be produced from both coarse fraction (53-300 μm) and fine fraction (38-53 μm). A 43.3 % coarse recovery and a 22.9 % fine flotation recovery were achieved with concentrate grade of 6.35 % Li2O and 6.37% Li2O, respectively. A total 1905.5 g coarse spodumene concentrate with 6.35 % Li2O and 377.9 g fine spodumene concentrate with 6.37 % Li2O were produced. Mass balance and flotation optimization were not considered.

Xia and Adeoye recommend a second stage of test work including:

●	Detailed mineralogy analysis including mineral association, liberation, grain size, etc.;

●	Comminution test to determine crushing index and mill work index;

●	Pre-concentration test to increase the feed grade such as sorting, gravity separation and magnetic separation;

●	Flotation tests to determine the optimal reagent scheme and to maximize the Li2O recovery;

●	Locked cycle flotation tests to validate the flotation performance and to establish mass balance; and,

●	Further hydrometallurgical testing to produce better grade Li2CO3.

Currently, more advanced metallurgical testing is being conducted. We cannot be sure, however, when new test results will be available or what they will show.

Ownership of the Snow Lake Lithium™ Property

The Snow Lake Lithium™ property comprises 122 contiguous mineral claims, covering 22,386.30 hectares (approximately 55,318 acres).

Below is a list of the claim names, numbers, areas ownership and expiry dates. All claims are registered with the Manitoba Mineral Resources Division (Formerly the Mines Branch) which, as of October 23, 2019, is a division of the Manitoba Department of Agriculture and Resource Development (ARD). Property surface rights are held by the Crown.

Claims Held by Snow Lake (Crowduck) Ltd.
Disposition / Lease Number	Disposition / Lease Name	Method of Acquisition	Issue Date	Expiry Date	Area (Hectares)	Area (Acres)
P2818F	ADD 13	Optioned[1]	1994-09-30	2030-11-29	16	39.536832
MB1052	ADD 1052	Optioned[1]	2001-07-20	2030-09-18	235	580.69722
MB1053	ADD 1053	Optioned[1]	2001-07-20	2030-09-18	83	205.097316
P3033F	ADD 3033	Optioned[1]	1995-04-21	2030-06-20	32	79.073664
P3035F	ADD 3035	Optioned[1]	1995-04-21	2030-06-20	53	130.965756
P3203F	ADD 3203	Optioned[1]	1995-09-11	2030-11-10	82	202.626264
W49853	ADD 49853	Optioned[1]	1996-04-22	2030-06-21	32	79.073664
MB6301	ADD 6301	Optioned[1]	2006-03-24	2030-05-23	110	271.81572
MB6303	ADD 6303	Optioned[1]	2008-03-17	2030-05-16	180	444.78936
MB6305	ADD 6305	Optioned[1]	2009-02-11	2030-04-12	224	553.515648
P7463B	THOMPSON #2	Optioned[1]	1964-11-05	2030-01-04	21	51.892092
P7464B	THOMPSON #3	Optioned[1]	1964-11-05	2030-01-04	21	51.892092
W47380	THOMPSON 6	Optioned[1]	1982-07-08	2030-09-06	16	39.536832
W47378	THOMPSON 7	Optioned[1]	1982-07-08	2030-09-06	16	39.536832
MB5735	CRO 5735	Optioned[1]	2010-02-11	2030-04-12	216	533.747232
MB5736	CRO 5736	Optioned[1]	2010-02-11	2030-04-12	202	499.152504
MB5737	CRO 5737	Optioned[1]	2010-02-11	2030-04-12	250	617.763
MB9830	ADD 9830	Optioned[1]	2018-03-06	2030-05-05	40	98.84208
MB12130	BAZ 12130	Optioned[2]	2017-12-05	2030-02-03	192	474.441984
MB12132	BAZ 12132	Optioned[2]	2017-12-05	2031-02-03	256	632.589312
MB13493	TBL 001	Staked by Company[3]	2018-04-06	2023-06-05	256	632.589312
MB13494	TBL 002	Staked by Company[3]	2018-04-06	2023-06-05	243	600.465636
MB13495	TBL 003	Staked by Company[3]	2018-04-06	2023-06-05	78	192.742056
MB13496	TBL 004	Staked by Company[3]	2018-04-06	2023-06-05	151	373.128852
MB13497	TBL 005	Staked by Company[3]	2018-04-06	2023-06-05	67	165.560484
MB13498	TBL 006	Staked by Company[3]	2018-04-06	2023-06-05	230	568.34196
MB13499	TBL 007	Staked by Company[3]	2018-04-06	2023-06-05	185	457.14462
MB13500	TBL 008	Staked by Company[3]	2018-04-06	2023-06-05	78	192.742056
MB13501	TBL 009	Staked by Company[3]	2018-04-06	2023-06-05	206	509.036712
MB13502	TBL 010	Staked by Company[3]	2018-04-06	2023-06-05	173	427.491996
MB13503	TBL 011	Staked by Company[3]	2018-04-06	2023-06-05	72	177.915744
MB13504	TBL 012	Staked by Company[3]	2018-04-06	2023-06-05	250	617.763
MB13505	TBL 013	Staked by Company[3]	2018-04-06	2023-06-05	237	585.639324
MB13506	TBL 014	Staked by Company[3]	2018-04-06	2023-06-05	121	298.997292
MB13507	TBL 015	Staked by Company[3]	2018-04-06	2023-06-05	256	632.589312
MB13508	TBL 016	Staked by Company[3]	2018-04-06	2023-06-05	220	543.63144
MB13509	TBL 017	Staked by Company[3]	2018-04-06	2023-06-05	240	593.05248
MB13510	TBL 018	Staked by Company[3]	2018-04-06	2023-06-05	256	632.589312

Claims Held by Snow Lake (Crowduck) Ltd.
Disposition / Lease Number	Disposition / Lease Name	Method of Acquisition	Issue Date	Expiry Date	Area (Hectares)	Area (Acres)
MB13851	HERB 1	Staked by Company[4]	2021-06-19	2023-08-18	240	593.05248
MB13852	HERB 2	Staked by Company[4]	2021-06-19	2023-08-18	256	632.589312
MB13853	HERB 3	Staked by Company[4]	2021-06-19	2023-08-18	189	467.028828
MB13854	HERB 4	Staked by Company[4]	2021-06-19	2023-08-18	82	202.626264
MB13785	HERB 5	Staked by Company[4]	2021-06-24	2023-08-23	64	158.147328
MB13856	HERB 6	Staked by Company[4]	2021-06-19	2023-08-18	163	402.781476
MB13857	HERB 7	Staked by Company[4]	2021-06-19	2023-08-18	88	217.452576
MB13858	HERB 8	Staked by Company[4]	2021-06-22	2023-08-21	174	429.963048
MB13859	HERB 9	Staked by Company[4]	2021-06-22	2023-08-21	246	607.878792
MB13860	HERB 10	Staked by Company[4]	2021-06-22	2023-08-21	252	622.705104
MB13861	HERB 11	Staked by Company[4]	2021-06-20	2023-08-19	250	617.763
MB13862	HERB 12	Staked by Company[4]	2021-06-20	2023-08-19	138	341.005176
MB13863	HERB 13	Staked by Company[4]	2021-06-23	2023-08-22	138	341.005176
MB13864	HERB 14	Staked by Company[4]	2021-06-23	2023-08-22	219	541.160388
MB13784	HERB 15	Staked by Company[4]	2021-06-23	2023-08-22	60	148.26312
MB13866	HERB 16	Staked by Company[4]	2021-06-23	2023-08-22	40	98.84208
MB13867	HERB 17	Staked by Company[4]	2021-06-23	2023-08-22	106	261.931512
MB13868	HERB 18	Staked by Company[4]	2021-06-24	2023-08-23	32	79.073664
MB13869	HERB 19	Staked by Company[4]	2021-06-24	2023-08-23	124	306.410448
MB13870	HERB 20	Staked by Company[4]	2021-06-24	2023-08-23	220	543.63144
MB13855	HERB 21	Staked by Company[4]	2021-06-24	2023-08-23	50	123.5526
MB13865	HERB 22	Staked by Company[4]	2021-06-24	2023-08-23	56	138.378912
MB12900	PGB2900	Staked by Company[5]	2022-01-01	2024-01-01	255.5	631.353786
MB12901	PGB2901	Staked by Company[5]	2022-01-01	2024-01-01	256	632.589312
MB12902	PGB2902	Staked by Company[5]	2022-01-01	2024-01-01	256	632.589312
MB12903	PGB2903	Staked by Company[5]	2022-01-01	2024-01-01	256	632.589312
MB12904	PGB2904	Staked by Company[5]	2022-01-01	2024-01-01	256	632.589312
MB12905	PGB2905	Staked by Company[5]	2022-01-01	2024-01-01	256	632.589312
MB12906	PGB2906	Staked by Company[5]	2022-01-01	2024-01-01	256	632.589312
MB12907	PGB2907	Staked by Company[5]	2022-01-01	2024-01-01	256	632.589312

Claims Held by Snow Lake (Crowduck) Ltd.
Disposition / Lease Number	Disposition / Lease Name	Method of Acquisition	Issue Date	Expiry Date	Area (Hectares)	Area (Acres)
MB12908	PGB2908	Staked by Company[5]	2022-01-01	2024-01-01	256	632.589312
MB12909	PGB2909	Staked by Company[5]	2022-01-01	2024-01-01	112	276.757824
MB12910	PGB2910	Staked by Company[5]	2022-01-01	2024-01-01	112	276.757824
MB12911	PGB2911	Staked by Company[5]	2022-01-01	2024-01-01	256	632.589312
MB12912	PGB2912	Staked by Company[5]	2022-01-01	2024-01-01	256	632.589312
MB12913	PGB2913	Staked by Company[5]	2022-01-01	2024-01-01	256	632.589312
MB12914	PGB2914	Staked by Company[5]	2022-01-01	2024-01-01	256	632.589312
MB12915	PGB2915	Staked by Company[5]	2022-01-01	2024-01-01	256	632.589312
MB12916	PGB2916	Staked by Company[5]	2022-01-01	2024-01-01	256	632.589312
MB12917	PGB2917	Staked by Company[5]	2022-01-01	2024-01-01	256	632.589312
MB12918	PGB2918	Staked by Company[5]	2022-01-01	2024-01-01	256	632.589312
MB12919	PGB2919	Staked by Company[5]	2022-01-01	2024-01-01	256	632.589312
MB12920	PGB2920	Staked by Company[5]	2022-01-01	2024-01-01	144	355.831488
MB12921	PGB2921	Staked by Company[5]	2022-01-01	2024-01-01	174	429.963048
MB12922	PGB2922	Staked by Company[5]	2022-01-01	2024-01-01	152	375.599904
MB12923	PGB2923	Staked by Company[5]	2022-01-01	2024-01-01	255.9	632.3422068
MB12924	PGB2924	Staked by Company[5]	2022-01-01	2024-01-01	256	632.589312
MB12925	PGB2925	Staked by Company[5]	2022-01-01	2024-01-01	256	632.589312
MB12926	PGB2926	Staked by Company[5]	2022-01-01	2024-01-01	147.2	363.7388544
MB12927	PGB2927	Staked by Company[5]	2022-01-01	2024-01-01	202	499.152504
MB12928	PGB2928	Staked by Company[5]	2022-01-01	2024-01-01	256	632.589312
MB12929	PGB2929	Staked by Company[5]	2022-01-01	2024-01-01	256	632.589312
MB12934	PGB2934	Staked by Company[5]	2022-01-01	2024-01-01	256	632.589312
MB12935	PGB2935	Staked by Company[5]	2022-01-01	2024-01-01	256	632.589312
MB12936	PGB2936	Staked by Company[5]	2022-01-01	2024-01-01	136	336.063072
MB12937	PGB2937	Staked by Company[5]	2022-01-01	2024-01-01	64	158.147328
MB12938	PGB2938	Staked by Company[5]	2022-01-01	2024-01-01	178	439.847256
MB12939	PGB2939	Staked by Company[5]	2022-01-01	2024-01-01	256	632.589312
MB12940	PGB2940	Staked by Company[5]	2022-01-01	2024-01-01	256	632.589312
MB12941	PGB2941	Staked by Company[5]	2022-01-01	2024-01-01	256	632.589312

Claims Held by Snow Lake (Crowduck) Ltd.
Disposition / Lease Number	Disposition / Lease Name	Method of Acquisition	Issue Date	Expiry Date	Area (Hectares)	Area (Acres)
MB12942	PGB2942	Staked by Company[5]	2022-01-01	2024-01-01	256	632.589312
MB12943	PGB2943	Staked by Company[5]	2022-01-01	2024-01-01	256	632.589312
MB12944	PGB2944	Staked by Company[5]	2022-01-01	2024-01-01	256	632.589312
MB12945	PGB2945	Staked by Company[5]	2022-01-01	2024-01-01	256	632.589312
MB12946	PGB2946	Staked by Company[5]	2022-01-01	2024-01-01	256	632.589312
MB12947	PGB2947	Staked by Company[5]	2022-01-01	2024-01-01	256	632.589312
MB12954	PGB2954	Staked by Company[5]	2022-01-01	2024-01-01	128	316.294656
MB12955	PGB2955	Staked by Company[5]	2022-01-01	2024-01-01	256	632.589312
MB12956	PGB2956	Staked by Company[5]	2022-01-01	2024-01-01	256	632.589312
MB12957	PGB2957	Staked by Company[5]	2022-01-01	2024-01-01	256	632.589312
MB12958	PGB2958	Staked by Company[5]	2022-01-01	2024-01-01	256	632.589312
MB12959	PGB2959	Staked by Company[5]	2022-01-01	2024-01-01	128	316.294656
MB12960	PGB2960	Staked by Company[5]	2022-01-01	2024-01-01	256	632.589312
MB12961	PGB2961	Staked by Company[5]	2022-01-01	2024-01-01	256	632.589312
MB12962	PGB2962	Staked by Company[5]	2022-01-01	2024-01-01	128	316.294656
MB12963	PGB2963	Staked by Company[5]	2022-01-01	2024-01-01	256	632.589312
MB12964	PGB2964	Staked by Company[5]	2022-01-01	2024-01-01	256	632.589312
MB12965	PGB2965	Staked by Company[5]	2022-01-01	2024-01-01	128	316.294656
MB12967	ROCH2967	Staked by Company[5]	2022-01-01	2024-01-01	64	158.147328
MB12968	ROCH2968	Staked by Company[5]	2022-01-01	2024-01-01	256	632.589312
MB12969	ROCH2969	Staked by Company[5]	2022-01-01	2024-01-01	183	452.202516
MB12970	ROCH2970	Staked by Company[5]	2022-01-01	2024-01-01	247.5	611.58537
MB12972	ROCH2972	Staked by Company[5]	2022-01-01	2024-01-01	93.4	230.7962568
MB12973	ROCH2973	Staked by Company[5]	2022-01-01	2024-01-01	74.8	184.8346896
					Total = 22,386.30 hectares	Total = 55,317.71 acres

1 -	These claims were optioned 100% from Strider Resources, by Progressive Planet Solutions (PLAN) (formerly named Ashburton Ventures) April 21, 2016. September 26, 2016 Thompson Bros (Lithium) Pty Ltd (TBLPL) (formerly named Manitoba Minerals PTY Ltd) optioned 100% rights of them from PLAN by funding the requirements of the Strider Option. April 12, 2017 the PLAN / TBLPL Option was amended to reduce the right to just 80% option purchase. November 14, 2018 PLAN optioned the rights to the remaining 20% option to Snow Lake. November 15, 2018 PLAN and Strider amended their option to allow the sale of 100% of the project to Snow Lake via TBLPL. March 08, 2019 Snow Lake purchased TBLPL from Nova Minerals (TBLPL had 80% rights to the project). At this time Snow Lake held 20% from PLAN, and the remaining 80% through their purchase of TBLPL from Nova. April 12, 2019 all option requirements were fulfilled and the property was 100% held by Snow Lake (subject to 2% NSR)

2 -	These two claims were added to the Option agreement as they were staked within the area of material interest. Snow Lake paid the staking costs to Strider and they were added to the option.

3 -	These claims were staked by the Company on or around April 04, 2018

4 -	These claims were staked by the Company May to June, 2021

5 -	These claims were staked by the Company December 2021 to January 2022. These claims are currently held in pending status. If they are approved, it is estimated that the expiry of the claim would be 2 years following the issue date.

Leases Held by Snow Lake (Crowduck) Ltd.

Disposition / Lease Number	Disposition / Lease Name	Method of Acquisition	Issue Date	Expiry Date	Area (Hectares)	Area (Acres)
ML338		Requested[6]	2022-01-26	2024-01-25	207	512
ML339		Requested[6]	2022-02-07	2024-02-06	318	786
ML340		Requested[6]	2022-02-07	2024-02-06	578	1,428
ML341		Requested[6]	2022-02-07	2024-02-06	232	573
					Total = 1,335 hectares	Total = 3,299 acres

6 -	These leases were requested by the company between the dates of January 26, 2022 and February 7, 2022 to cover land already controlled by the Company. These leases are currently held in pending status. If they are approved, it is estimated that the expiry of the lease would be 2 years following the issue date.

Permitting in Manitoba

All mineral claims in good standing on Crown land in Manitoba are entitled to be explored without any permitting, except as indicated below. All mineral exploration programs in Manitoba require work permits for timber removal, shoreland alteration and road construction that are issued annually by the provincial Department of Conservation and Climate. For more intrusive explorations, such as line cutting (using chain saws), overburden stripping, blasting and/or diamond drilling, a work permit granted under Section 7(1)(c) of The Crown Lands Act or Section 23 (1) of The Wildfires Act, Province of Manitoba would be required. Permits address conditions for exploration that must be adhered to in a given work area based on the planned exploration activities.

The type and duration of the camp infrastructure required for exploration also dictates the type of permit required in Manitoba. Temporary camps established for less than one year are covered by a work permit, whereas a separate permit issued by the Manitoba Department of Labor - Fire Commissioners Office is required for exploration camps on Crown land established for periods longer than one year.

For advanced exploration and exploitation (also known as mining), we will need to consult with government officials in order to determine the necessary permits. Permitting processes will be included in the scope of our PFS.

Thompson Bros obtained the permits required to complete the 2018 exploration drilling program. There are no current environmental liabilities with respect to historical exploration and the 2018 drilling program was completed in accordance with industry best practices.

We currently hold the following exploration or exploitation permits from the Manitoba government:

Company	License/Permit	Issuing Authority	Issuance Date	Term
Snow Lake Resources Ltd.	Work Permit to drill program on Crown (Manitoba) lands	Manitoba Mineral Resources Department	April 29, 2022	April 30, 2025

Climate, Local Resources, Infrastructure and Physiography

Climate

The Snow Lake region is marked by short, cool summers and long, cold winters. The region has a sub-humid high boreal climate.

The mean summer temperature is 12.5°C (54.5°F ) and the mean winter temperature is -18.5°C (-1.3°F ). The temperatures are highest on average in July, at around 17.0°C. January is the coldest month, averaging -23.3°C. The mean annual temperature is approximately -2.5°C. The area is generally clear of snow cover between the beginning of June and the end of September.

The mean annual precipitation is about 450 mm, 35% as snow. The least amount of precipitation occurs in February, averaging 16 mm. The most rainfall occurs in July, averaging 74 mm. Average monthly winds for the area range from 10 km/hr to 13 km/hr, with 40% of the winds originating from the NW, NE or N. Exploration activities can be carried out all year around.

Local vegetation consists of closed stands of black spruce and jack pine, with lesser aspen, white birch, white spruce and balsam fir. Permafrost may occur locally in organic deposits. Wildlife includes moose, black bear, lynx, wolf, barren-ground caribou, beaver, muskrat, snowshoe hare and red-backed vole. Bird species include raven, common loon, spruce grouse, bald eagle, grey jay, hawk owl and waterfowl, including ducks and geese.

Local Resources

Snow Lake is the closest community to the property. Snow Lake had a permanent resident population of 899 in 2016 and has 498 private dwellings. There are two small residential subdivisions located on Wekusko Lake along Highway 392, as well as cottages at Herb Lake and Cotes Landings. There are also a small number of seasonal remote cabins located on Wekusko Lake. The Wekusko Falls Provincial Park (88 ha) is located on the east side of Wekusko Lake and offers camping. The Wekusko Falls Lodge provides accommodations and meals.

Snow Lake is an established mining community and has the infrastructure in place to support exploration and mining operations in the region. Services include a health facility staffed with two doctors, an ambulance, a fire truck, a 3-person RCMP detachment, an RBC bank branch, grocery and hardware stores, two hotels/motels, three service stations, a kindergarten to grade 12 school, a hockey arena, a five-sheet curling rink and a nine-hole golf course. A small-craft charter service operates out of the community of Snow Lake, where small planes and helicopters can be chartered. There is a 1,100 m by 20 m municipal gravel airstrip located approximately 8.5 km northwest of the Snow Lake Lithium™ property. The nearest rail access is at the Wekusko siding, approximately 65 km southeast of the Snow Lake Lithium™ property.

The nearest larger population centres include Flin Flon (208 km) and Thompson (260 km), both accessible by paved highway. Flin Flon, with a population of 7,000, is a nearby provincial regional government centre and a major service and supply centre for the region. The nearest full-service commercial airport is located at Baker’s Narrows, near Flin Flon. The nearest international airport is located in Winnipeg.

The Snow Lake region has a history of virtually continuous production from a series of base and precious metal mines since 1949. Hudbay Minerals Inc., or Hudbay, currently operates the Lalor gold mine, located about 8 km west of Snow Lake. Hudbay also operates a 2,700 tonne per day zinc and copper concentrator in Snow Lake.

Infrastructure

Gridding, trenching, stripping and road building in the target areas on the Snow Lake Lithium™ property, we expect, should be easily accomplished. Ample water is available for drilling purposes.

There are no permanent or temporary structures on the Snow Lake Lithium™ property, and we have not established any exploration infrastructure on the property.

The area of the Snow Lake Lithium™ property is sufficiently large to host a mining operation. A power line traverses the southern extremity of the property. The valley located directly east of the property could serve as a potential tailing storage area. Winter access roads to the property can be used for hauling purposes.

Physiography

The Snow Lake Lithium™ property is located along the southern edge of the Precambrian Shield within the Wekusko Eco-district, Churchill River Upland Eco-region, Boreal Shield Eco-zone.

The property straddles Crowduck Bay at the northeastern end of Lake Wekusko. Wekusko Lake is a large, shallow body of water covering an area of approximately 25 km long by 3 to 10 km wide. Crowduck Bay is part of a long (12 km) narrow channel leading to the Grass River that continues towards the northeast. Most of the shoreline of Crowduck Bay is flanked by steep, 15 to 20 m slopes. The lake elevation is approximately 257.5 m above sea level and the highest topographical point on the Property is approximately 305 m above sea level. Most ridges and low-lying areas trend towards the northeast.

The dominant soils are well to excessively drained dystic brunisols that have developed on shallow, sandy and stony veneers of water-worked glacial till overlying bedrock. Significant areas consist of peat-filled depressions with very poorly drained Typic and Terric Fibrisolic and Mesisolic Organic soils overlying loamy to clayey glaciolacustrine sediments.

Geological Setting and Mineralization

Regional Geological Setting

The Snow Lake Lithium™ property is located in the Churchill geological province at the eastern end of the Flin Flon Belt. The Flin Flon Belt (1.92-1.88 Ga) is one of the largest Proterozoic volcanic-hosted massive sulphide districts in the world. More than 118.7 Mt have been mined from 25 distinct deposits and a further 64.3 Mt are contained in 43 sub-economic or pre-production deposits.

The east-trending Flin Flon Volcanic Belt (230 X 50 km) is interpreted to be remnant of a Paleoproterozoic orogenic mountain belt, which developed as new ocean basin and arc crust interacted with Archean rocks of the Hearnne and Superior cratons along complex convergent plate boundaries. To the north of the Flin Flon belt lies the east-trending Kisseynew Sedimentary Gneiss Belt. Located to the south of the Flin Flon belt are the flat-lying Paleozoic rocks of the Western Canada Sedimentary Basin.

Local Geological Setting and Lithium Mineralization

The bedrock geology to the east of Wekusko Lake consists of several fault-bounded blocks of juvenile ocean floor, arc related volcanic rocks and fluvial–alluvial and turbiditic sedimentary rocks. The Western Missi Block is bounded by the Crowduck Bay fault to the east and the Herb Lake Fault the west and the strata are folded into a tight syncline. The Missi Group rocks (1.85-1.83 Ga), are dominantly sedimentary, but do contain rare, thin units of interbedded felsic volcanic rocks. The sedimentary rocks consist of polymictic conglomerates, greywackes and sandstones interpreted to have been deposited in an alluvial-fluvial environment. Across the Herb Lake Fault towards the southeast, the Herb Lake Block consists of a folded sequence of mafic to felsic volcanic rocks. Basalts dominate in the core of the fold, with basaltic andesites and andesites becoming more prevalent as the contact with the felsic volcanic rocks is approached. The Herb Lake Volcanic Assemblage is intruded by quartz porphyritic granites, which are themselves cut by the faults bounding the Herb Lake Block. To the northeast, the North Roberts Lake Block is characterized by mafic volcanic rocks (1.92-1.87) interpreted as ocean floor. Towards the west, across the Crowduck Bay Fault, the Central Wekusko Block consists of sedimentary strata dominated by turbidites of the Burntwood Group (1.85-1.84 Ga) and intruded by plutonic rocks.

To the east of Wekusko Lake there are three main clusters of spodumene-bearing pegmatite dykes known as the Thompson Brothers, Sherritt Gordon and Zoro pegmatites. The Thompson Brothers and Sherritt Gordon pegmatites both occur on the Snow Lake Lithium™ property. The Zoro pegmatites are located about 5 km east of the Snow Lake Lithium™ property and are not part of the property. The Zoro property is being explored by Foremost Lithium Ltd. Commonalities in mineralogy, textures and form exist between all 3 dyke clusters; however, they each occur in separate fault bounded crustal blocks and have different orientations. All 3 dyke clusters are interpreted to have been emplaced into fracture systems during the latest regional D5 structural event recognized in the area.

Property Geology and Lithium Mineralization

The Snow Lake Lithium™ property is bisected by the regional Crowduck Bay Fault. The rocks on the eastern side of this fault consist of folded Missi Group sandstones (greywackes) and conglomerates, part of the Eastern Missi Block. To the west, across the fault, the Property is underlain by plutonic rocks intruding turbidites of the Burntwood Group, part of the Wekusko Lake Block.

The Thompson Brothers (TBL) and Sherritt Gordon (SGP) spodumene bearing, lithium-enriched pegmatite dyke clusters occur on either side of the Crowduck Bay Fault. The dykes are all tabular in form, but each cluster has a distinct orientation. Additional north-northeasterly trending pegmatite dykes have been mapped along the Crowduck Bay fault corridor towards the north.

Mineralogy

No detailed mineralogical studies have been completed by us. Cerny et al., (1980) reports that the mineralogy of the Thompson Brothers and Sherritt Gordon pegmatite clusters are similar and composed of spodumene, quartz, microcline, with lesser muscovite, biotite, garnet, beryl and apatite. Modal spodumene abundance ranges between 10 and 20% and commonly occurs as large, well formed, columnar crystals raging between 1 and 35 cm in length. The spodumene crystals are commonly in planar alignment and may be oriented obliquely to the dyke contacts. These textures have been interpreted to be the result of continuous crystallization in slowly opening fractures. Mineralogical and geochemical characterization studies have been initiated with Dr. Mostafa Fayek at the Department of Geological Sciences, University of Manitoba with support from Snow Lake Lithium.

Thompson Brothers (TB) Dykes

The TBL property spodumene-bearing dykes are located on the east shore of Grass River linking Wekusko lake with Crowduck Bay. Here, three mineralized dykes, the TB-1, 2 and 3, intrude Missi Group pebble to cobble conglomerates and greywackes. The Thompson Bros spodumene-bearing lithium rich dykes were drilled by /Nova Minerals Ltd. in 2017 and 2018.

Pegmatite TB-1 is illustrated in plan, longitudinal section and cross-section. The TB-1 dyke was intersected by 24 drill holes during the 2017-2018 season, and an additional 30 drill holes in 2022. Dyke TB-1 strikes 040° and dips about 85o SE. The Thompson Brothers deposit has now been drill tested to over a 1km strike length and to a vertical depth of 1/2 Km. The deposit averages 7 to 10m in true width. Dyke TB-1 has two drill intercepts at a vertical depth of about 350 m. The mineralized dyke remains open to depth and along strike to the north and south. The Li2O grades are typically consistent across the width of the dyke; however, locally, the margins of the dyke fall below the cut-off grade of 0.30 % Li2O.

Dyke TB-2 occurs to the north of TB-1 has been traced for about 400 m along strike. This dyke has not been located in surface outcrops. Based on limited drilling, dyke TB-2 is up to 2.8 m thick and its orientation is interpreted to be sub-parallel to dyke TB-1. Dyke TB-3 is located about 250 m to the northwest of dykes TB-1 and 2. TB-3 has been traced for about 150 m along strike. The TB-3 pegmatite is up to 2.0 m thick, strikes 040° and dips about 080° towards the northwest.

All the TBL property dykes are sub-parallel to the northeast-trending foliation and strata in general. Dyke TB-2 could represent the faulted northern extension of dyke TB-1 or an en-echelon, dilational structure. Dyke TB-2 remains open along strike to the north and to depth.

Bannatyne (1985) noted 2 additional spodumene bearing pegmatites about 500 m south of the TBL-1. Both dykes are exposed along the steep east shore of Grass River Narrows. These dykes have not been mapped or sampled to date.

454050
454300
454550
454800
6079250
6079000
6078750
6078500
6078250
Late Intrusive Rocks (<1.82 Ga)
TB-1, 2 and 3 Pegmatites
Missi Group (1.85 to 1.83 Ga)
Sandstone
Conglomerate and derived gneiss
Outcrop sample
Drill Hole
N
Crowduck Bay Fault
TB-3
TB-2
TB-1
TBL-1
TBL-2
TBL-3
TBL-4
TBL-5
TBL-6
TBL-7
TBL-8
TBL-9
TBL-10
TBL-11
TBL-12
TBL-13
TBL-14
TBL-15
TBL-16
TBL-17
TBL-18
TBL-19
TBL-20
TBL-21
TBL-22
TBL-23
TBL-24
0.002
0.924
0.039
0.027
1.619
1.331
1.404
0.906
Possible NE Extension of TB-1
Possible SW Extension
280
270
0
125
250
Meters
TB Drill Hole Location Map
Thompson Brothers Lithium Project
Snow Lake, Manitoba
Drawn by: K. Brogoitti
Approved by: D. Melling
Date: 8-Aug-18
NTS: 63J/13 (NAD83, Zone 14)
SNOW LAKE RESOURCES

Sherritt Gordon (SG) Dykes

The Sherritt Gordon dykes intrude the outermost quart diorite phase of the compositional zoned Rex Lake Pluton on the west side of the Grassy River narrows. Both dykes display some pinch and swell structures along strike, as well as slight changes in strike.

Dyke SG-1 has been traced for about 500 m, striking 1200 and dipping 800 SW. Dyke SG-1 ranges from 10 cm to 5 m in width and splits into 3 thinner subparallel dykes at its southeastern end. Dyke SG-1 is asymmetric, with the grain size increasing to the hanging-wall contact, and some accumulation of the spodumene, quartz and blocky K-feldspar along this contact.

Dyke SG-2 has been traced for almost 400 m, striking parallel to SG-1 at about 70 m towards the east. The dyke dips 500-700 SW and its width ranges between 1.5 cm and 4 m. Dyke SG-2 seems to be homogeneous in mineral distribution, and it shows only some coarsening of grain size inwards.

In 1942, the SG-1 pegmatite was drill tested by Sherritt Gordon Mines Limited (now known as Sherritt Inc.). Some 21 shallow drill holes were cored (632 m). Rather than reporting assays for lithium, results in the historical drill logs are reported in “Gravitational Determination Percent Spodumene” which are qualitative in nature and should not be relied upon. The historical drilling results yielded average estimated spodumene contents ranging from 7.22 – 31.9% over widths ranging from 1.52 - 5.79 m. One 2018 reconnaissance grab sample from the SG-1 dyke graded 2.15 % Li2O. The SG-1 pegmatite was drill tested to a depth of 50 m and remains open to depth.

The Sherritt Gordon pegmatites are interpreted to have intruded sub-parallel late stage, en-echelon fractures that were subsequently deformed and locally displaced. If both dykes continue to depth, they could merge or intersect at a depth of about 160 m.

A third outcropping pegmatite dyke was discovered in during field reconnaissance in 2018. The Grassy River pegmatite is located about 150 m south of the Sherritt Gordon dykes. Here, three spodumene bearing outcrops were mapped over a 150 m strike length, trending east. One grab sample from the Grassy River dyke graded 3.78 % Li2O.

An additional spodumene bearing pegmatite dyke is located about 1.5 km to the south of the Sherritt Gordon occurrence. This dyke occurs about 1 km south of our claim boundary and is not part of the Snow Lake Lithium™ property.

2022 Exploration Activities for Snow Lake Lithium™ Property

We have concluded an exploration and resource development drilling program that included resource definition drilling of the TB-1 pegmatite as well as exploration drilling of the SG pegmatite cluster targets. The preliminary details are discussed below. It should be noted that assay results and detailed surveys of drill holes are pending.

TBL Pegmatite Dyke

During the 2022 winter, spring and summer months, the TBL pegmatite dyke was drilled to further define and extend the resource previously announced. An additional 30 drill holes were completed on the TBL dyke along with a further 8 holes on a northeast extension to the TBL dyke denoted as the BYP drill holes. A total of 8,118 m of drilling on the TBL dyke and 1,136 m of drilling on the BYP extension was completed. Geological logging and sampling of the Spodumene-bearing pegmatite intersections showed strong continuation of the mineralization, both along strike and at depth.

SGP Pegmatite and Related Dykes

The aforementioned SGP pegmatite dykes to the southwest of the TBL dyke were the target of further exploration and drilling during the last year. Ground exploration and drilling further defined the SGP dykes and defined two additional sets of related dykes, denoted “Crowduck Bay Pegmatite’ (CBP) and “Grass River Pegmatite” (GRP). These dyke sets pinch and swell as they intrude the host country rock, and are mineralogically similar to the TBL dyke. Spodumene crystals in these dykes are noted to be coarser grained than their counterparts in the TBL dyke. Preliminary survey data indicates an overall southeast strike and southwest azimuth dip to the dykes. Analysis of ongoing surveys will further define the strike and dip of the SGP, CBP and GRP dykes. A total of 46 drill holes were completed on the these dyke sets, resulting in 9,061 meters of rock drilled. Additional filed mapping and sampling is planned for the autumn of 2022.

Development Activities

Drilling was performed to obtain samples for metallurgical and geotechnical evaluation of the pegmatites and host rocks. The completion of 19 drill holes yielded a one-ton sample of pegmatite ore for the TBL main dyke and the GRP dyke set, respectively. The contract for the metallurgical work was awarded to SGS Laboratories Canada Inc. of Lakefield, Ontario. From both the TBL and SGP dikes, geotechnical holes were drilled to collect wall and ore rock samples for geotechnical investigations. A total of 10 geotechnical holes were drilled, providing 556 meters of rock for sampling. The geotechnical analyses have been outsourced out to the University of Saskatchewan.

We contracted with SLR Consulting (Canada) Ltd. to conduct a two-year baseline environmental study that includes water, soil, and acoustic studies. This work is presently in progress. Furthermore, Western Heritage Ltd. is conducting an archaeological survey and evaluation for our TBL main dyke and the GRP dyke set.

In the summer of 2022, we conducted a Lidar survey, and it will be utilized to map road construction to the SGP-CBP-GRP outcrop and drilling region.

In late winter of 2022, we expect to conduct a drone magnetometer survey to analyze the geophysical trace of the non-magnetic pegmatite dykes.

An updated resource is expected by the end of 2022 once all of the assays have been received and detailed surveys of the drill collars has been completed.

Our Competitive Strengths

We believe that the following competitive strengths contribute to our success and differentiate us from our competitors:

●	Our initial metallurgical test work has yielded a spodumene concentrate grading 6.37% Li2O. Initial metallurgical test work demonstrates the Snow Lake Lithium™ property can produce a concentrate material of 6.37% Li2O using standard metallurgical laboratory test techniques. Spodumene concentrates were achieved with concentrate grade of 6.37% Li2O, indicating the likelihood that industry relevant amounts of concentrate can be produced. We expect that if these inferred numbers are confirmed as probable or proven resources, a fully functioning lithium mine could provide 8 to10 years of producing 160k tonnes per annum of 6% lithium ore concentrate.

●	Our Snow Lake Lithium™ property is large and, we believe, is host to valuable lithium resources. Our Snow Lake Lithium™ property comprises 22,386.30 hectares (approximately 55,318 acres) and is host to the TB-1 spodumene bearing, lithium-enriched pegmatite dykes and other targets that could potentially contribute to a future lithium resource. Our Snow Lake Lithium™ property hosts several identified spodumene pegmatite dykes with high-grade lithium found to date. With only 1% of the Snow Lake Lithium™ property explored, we believe that there are many additional lithium bearing pegmatites on the Snow Lake Lithium™property yet to be explored.

●	Historic flotation tests indicate that a spodumene concentrate with +6.0% Li2O may be readily produced from the deposit. We announced in 2018 outstanding new high-grade drill results at the Snow Lake Lithium™ property, with release of the complete data set from the recent phase of drilling. The results confirm a high-grade and consistent lithium bearing pegmatite dyke in the Snow Lake Lithium™ property that appears open at depth and along strike at both ends. Additional dykes were also identified and require further follow up expected as part of the next field program as weather conditions permit.

●	No significant technical challenges related to exploration and development of the deposits have been identified. We expect, although we cannot guarantee, that our drill hole database for holes TBL 1 – 28 and their interpretation will be used to support the planning of future drilling programs. No significant technical challenges related to exploration and development of these deposits have been identified to date

●	We are strategically located in the North American market. Our Snow Lake Lithium™ property is located in proximity to major downstream lithium processing facilities as well as to major US battery customers including General Motors, BMW, Nissan, Mercedes and Tesla automobile manufactures. With Snow Lake’s access to the Hudson Bay railway just 65 km from the Snow Lake Lithium™ property, our project is strategically located close to the CN rail lines to deliver lithium product to the entire Auto Alley market.

●	Leadership team of experienced mining executives and operators, with a track record of de-risking and delivering. We believe that our management team’s experience, knowledge and vision in the mining industry will enable us to achieve growth. Our management team consists of a finance expert holding senior positions in both listed and private entities across a diverse range of investment disciplines, a mining engineering technician who has worked in the mineral exploration industry for more than 20 years with many years of experience in construction and project management in the mining industry.

Our Growth Strategies

We have developed a strategic plan for further exploration and development of the project that includes the following milestones:

●	Complete preliminary feasibility study. We have commenced a PFS on the Snow Lake Lithium™ property. This represents the next step in the process of moving from exploration towards the potential to establish commercial operations. The study will review the test work, process design, vendor furnished equipment packages and preliminary design in addition to cost estimates for the development of a commercial spodumene floatation plant.

●	Complete next stage of resource exploration drilling leading to resource upgrade to the Measured from Indicated level and the discovery of new mineralization resources. Our principal short term objective is to implement our Phase 1 exploration program. We also intend to continue drilling to provide sufficient data to be able to upgrade our indicated resources to measured resources, to add additional tonnage through further walk up drilling and to explore for extensions to the existing mineral resources and other potential mineralization within the Snow Lake Lithium™ property.

Marketing and Advertising

We intend to sell the lithium hydroxide that we expect to produce to electric vehicle manufacturers and stationary battery storage partners. This is in line with the wider industry requirements for battery-grade lithium chemicals, where users typically require long-term supply contracts. It is our belief that the customer will drive the need for near net zero production of lithium in the near future. We therefore feel our company is perfectly situated in the province of Manitoba that generates 96% of its energy from Hydroelectric, and 3% from wind. This provides Snow Lake an opportunity to have a near net zero production facility which could demand a premium to other dirtier producers.

Our Customers

Major OEM battery manufacturers as well as EV Manufacturers would be the primary US battery customers. These include General Motors, BMW, Nissan, Mercedes, Jaguar and Tesla automobile manufactures among others. We believe that, assuming we prove our lithium resources and proceed to build and operate a functioning lithium ore mining and processing facility, we will be well positioned to be a supplier of choice to these OEMs, based on the competitive economics enabled by our well situated geographical location, renewable energy sources, and mining friendly government regime.

Competition

We face intense competition in the mineral exploration and exploitation industry on an international, national and local level. We compete with other mining and exploration companies, many of which possess greater financial resources and technical facilities than we do, in connection with the exploration and mining of suitable properties and in connection with the engagement of qualified personnel. The lithium exploration and mining industry is fragmented, and we are a very small participant in this sector. Many of our competitors explore for a variety of minerals and control many different properties around the world. Many of them have been in business longer than we have and have established more strategic partnerships and relationships and have greater financial accessibility than we have. We believe that we can mitigate these factors through the We are also subject to competition from other large national and international mining companies such as Sayona Mining Limited and Core Lithium Ltd.

Intellectual Property

We do not have any registered intellectual property rights.

Facilities

Our corporate address is 242 Hargrave St #1700, Winnipeg, MB R3C 0V1 Canada. Currently, we no not maintain any office or operational facilities other than an off-site storage facility for our core samples, which we lease at a nominal fee. We believe that we will be able to obtain adequate facilities, principally through leasing, to accommodate our future expansion plans.

Employees

We do not have any employees at this time.

Currently, all of our executive officers and advisers work for us as independent contractors under consulting agreements. These agreements typically include a confidentiality covenant that requires consultants to protect our confidential information during their engagement with us. In addition, these consulting agreements include typical non-compete clauses that prohibit the consultants from entering into competitive employment relationships while they are working for us.

Insurance

We currently insure our directors and officers through a D&O insurance policy with Lloyds of London and an excess liability coverage insurance policy with Xl Specialty Insurance Co. We currently do not insure against mine exploration and development risks.

Legal Proceedings

From time to time, we may become involved in various lawsuits and legal proceedings which arise in the ordinary course of business. However, litigation is subject to inherent uncertainties and an adverse result in these or other matters may arise from time to time that may harm our business.

A group of concerned shareholders, including Nova, our largest shareholder, holding approximately 37% of our issued and outstanding common shares, filed a Notice of Motion (the “Motion”) in the Court of King’s Bench (Manitoba) (the “Manitoba Court”) seeking to prevent the Company from effecting the follow-on offering contemplated by the registration statement on F-1 (File No. 333-267600), initially filed with the SEC on September 19, 2022, as thereafter amended. Nova claimed that the offering was oppressive and was made for the improper purpose of diluting Nova’s shareholdings and entrenching the current management of the Company. On Thursday, September 29, 2022, at the request of the concerned shareholders of the Company, the Manitoba Court issued an order enjoining the Company from issuing any securities prior to October 27, 2022, the record date for the determination of the shareholders entitled to vote at the Company’s annual shareholder meeting set for December 15, 2022. The order also had the effect of forcing the Registrant to withdraw its public offering of common shares pursuant to the Registration Statement filed publicly on September 26, 2022. Accordingly, we withdrew the F-1 (File No. 333-267600) on October 3, 2022.

Government Regulation

Our business is subject a variety of laws and regulations applicable to companies conducting business in the mining industry. In Canada, mining law is divided between the federal and provincial governments. Ownership of lands and minerals generally belongs to the province in which they are located. Within the Province of Manitoba, mining activity is regulated by the Department of Agriculture and Resource Development and is governed primarily by provisions of The Mines and Minerals Act (Manitoba) together with its accompanying regulations and guidelines. The provinces have jurisdiction over mineral exploration, development, conservation and management. The federal government shares jurisdiction with the provinces on some related matters (taxation and the environment) and has exclusive jurisdiction over areas such as exports and foreign investment controls. Federal and provincial legislation affecting mining activities tends to fall into two main categories: (a) private matters of title and taxation; and (b) economic, social and environmental policies.

4.C. Organizational structure

The chart below presents our corporate structure:

Thompson Bros (Lithium) Pty Ltd. has been deregistered in Australia and Manitoba.

4.D. Plants, Property and Equipment

Our corporate address is 242 Hargrave St #1700, Winnipeg, MB R3C 0V1 Canada. Currently, we no not maintain any office or operational facilities other than an off-site storage facility for our core samples, which we lease at a nominal fee. We believe that we will be able to obtain adequate facilities, principally through leasing, to accommodate our future expansion plans.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report on Form 20-F. This discussion may contain forward-looking statements. Our actual results may differ materially from those anticipated in these forward-looking statements because of various factors, including those set forth under Item 3 “Key Information—D. Risk Factors” or in other parts of this annual report on Form 20-F. See also “Introductory Notes—Forward-looking Information.”

5.A. Operating Results

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) of Snow Lake Resources Ltd., d/b/a Snow Lake Lithium Ltd. (“Snow Lake”, “we” or the “Company”) summarizes the significant factors affecting the Company’s operating results, financial condition, liquidity and cash flows as of and for the years ended June 30, 2022, 2021 and 2020. This MD&A should be read in conjunction with the Company’s consolidated financial statements and the related notes thereto for the years ended June 30, 2022 (the “2022 Financials”). Amounts are expressed in Canadian dollars unless otherwise stated. This MD&A contains forward-looking statements that are based on the beliefs of management, as well as assumptions made by, and information currently available to, our management. Actual results could differ materially from those discussed in or implied by forward-looking statements as a result of various factors. See also “Introductory Notes – Forward-Looking Information.”

The 2022 Financials and the financial information contained in this MD&A are prepared pursuant to International Financial Reporting Standards (“IFRS”) and in accordance with the standards of the United States Public Company Accounting Oversight Board. As permitted by the rules of the U.S. Securities and Exchange Commission for foreign private issuers, we do not reconcile our financial statements to United States generally accepted accounting principles.

This MD&A reports the Company’s activities through June 30, 2022, unless otherwise indicated. All figures are expressed in Canadian dollars, unless otherwise noted.

During the year ended June 30, 2022 (“Fiscal 2022”), the Company remained at the exploration stage, had not placed any of its mineral properties into production, and has not generated any revenues. It intends to proceed with the development of the Snow Lake Lithium™ property through economic studies such as a pre-feasibility study (PFS) and provided the results are positive, through to mine development. The Company intends, in the longer term, to derive substantial revenues from becoming a strategic supplier of battery-grade lithium hydroxide to the growing electric vehicle and battery storage markets. The Company is not expected to start generating revenues until the fourth quarter of 2024, at the earliest. Our planned exploration and development of mineral resources, primarily lithium, will require significant investment prior to commercial introduction and may never be successfully developed or commercially successful.

Corporate Developments

On November 23, 2021, Snow Lake closed its initial public offering (“IPO”) through the issuance of 3,680,000 common shares, including 480,000 common shares sold upon full exercise of the underwriters’ over-allotment option, at a public offering price of C$9.51 (USD $7.50) per share for gross proceeds of C$34,988,520 (USD $27,600,000).

On December 13, 2021, the Company provided an update on its progress towards commercial lithium production. Having received all necessary permits from the Province of Manitoba for its winter drilling campaign, the Company contracted BigIce Services Canada to provide it with the necessary winter drill access in order to mobilize the diamond drill to the Snow Lake Lithium™ property. Quesnel Bros. Diamond Drilling Ltd. (“QB Drilling”) was also contracted to provide drilling crews and drill rigs that will allow Snow Lake to drill between 5,000 to 15,000 meters of core, weather depending.

On December 15, 2021, the Company announced the engagement of SLR Consulting Canada (“SLR”) to conduct environmental baseline studies, which is essential for full scale commercial mining and production at the Snow Lake Lithium mine. SLR provides world-leading advisory, environmental, and engineering consulting services to address unique challenges faced by the mining and minerals industry. This represented a critical step on the path to achieving a fully permitted operation that is congruent with the highest standards of Environmental, Social and Governance (ESG) to which Snow Lake is committed.

On December 20, 2021, the Company also announced that it had entered into a contractual agreement with SGS Natural Resources (“SGS”) to perform the necessary metallurgical testing required for the preliminary economic assessment (PEA), and for the subsequent pre-feasibility study (PFS). SGS is a recognized leader in lithium analysis and a global expert in this field and will lead the program for the development and optimization of the process to produce a lithium hydroxide monohydrate product from the Snow Lake lithium ore.

On January 25, 2022, Philip Gross, the Company’s Chief Executive Officer, was invited to a meeting with Manitoba Premier Hon. Heather Stefanson, which also included Minister of Economic Development, Investment and Trade, and Deputy Premier, the Hon. Cliff Cullen, and Minister of Natural Resources and Northern Development, the Hon. Scott Fielding. The purpose of the meeting was to discuss Snow Lake’s progress and strategic initiatives as well as the general outlook for lithium production in the province.

On February 2, 2022, the Company contracted Forage BRL Drilling to participate in its winter drilling program in order to maximize resource expansion as much as possible at its Snow Lake Lithium™ Project and Sherritt Gordon (SG) deposits.

On February 8, 2022, the Company announced its recent acquisition and property expansion in and around its resource block at the Snow Lake Lithium™ Project. The Company has been engaged over the past several years in historic geological data analysis, diligence and in depth “in-the-field” prospecting campaigns, which have culminated in the acquisition, through the staking and filing of claims with the Manitoba Mineral Resources Division, of mineral rights on an additional 33,614 acres (13,603 ha) of Crown land which we believe is highly prospective of lithium. The total land holdings for the Snow Lake Lithium™ Project now stands at 55,318 acres (22,386 ha) or 86.43 square miles.

On April 11, 2022, the Company commissioned a scoping study to assess the proposed creation of a lithium hydroxide plant in South Manitoba. The study will accelerate the company towards commercialized lithium production from both Snow Lake Lithium’s mine and the proposed lithium hydroxide plant in CentrePort, Winnipeg, Manitoba, and will identify the technologies, innovations, skills and potential partners required to deliver a world-class lithium hydroxide plant within Manitoba.

On April 12, 2022, the Company announced an approved grant of C$157,500 from the Manitoba Mineral Development Fund (the “MMDF”) to help fund the ongoing winter drilling campaign. A previous grant of $62,000 from the MMDF was utilized in the ongoing geophysics drone campaign. The new grant will assist with costs relating to the next phase of the drilling campaign as we transition from ice roads to helicopter drilling over the spring and summer months.

On June 3, 2022, the Company announced the resignation from its board of directors of its Chairman, Louie Simens, effective May 29, 2022, and the appointment of Mr. Gross, as successor with immediate effect.

On June 7, 2022, the Company announced a collaboration with the University of Manitoba (the “UoM”) to strengthen the understanding of the lithium deposits in Snow Lake, Manitoba, and to support the development of a framework to help shape Canada’s future minerals and metals strategy. Led by Dr. Mostafa Fayek from the UoM’s Faculty of Environment, Earth and Resources, the two-year research project between Snow Lake and the UoM will provide considerable insights into the Company’s critical mineral inventory and most effective exploration strategies to extract lithium from the Snow Lake Lithium™ site in the future.

On June 21, 2022, the Company announced the signing of a Memorandum of Understanding with Epiroc Canada Inc. (“Epiroc”) for Epiroc to assist with the technical and commercial design of the world’s first fully electric lithium mine at the Snow Lake Lithium™ Project. As part of its collaboration, Epiroc will contribute to the review of site planning and design for Snow Lake’s planned fully electric lithium mine and will give technical and engineering advice for the project’s overall development.

Results of Operations

The following table sets forth a summary of the Company’s consolidated results of operations for the periods indicated. The information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report. Our historical results presented below are not necessarily indicative of the results that may be expected for any future period.

	For the Years ended June 30,
	2022	2021	2020
	C$	C$	C$
Expenses
Stock-based compensation	8,035,506	-	-
Professional fees	698,209	174,211	57,272
Directors’ and officers’ consulting fees	687,585	200,858	118,700
Insurance expense	681,504	-	-
Transfer agent and regulatory fees	236,926	22,244	3,885
Consulting fees	220,890	34,399	43,255
Interest on loan and debentures	167,873	140,264	-
General and administrative expenses	129,415	8,254	20,626
Travel expenses	112,074	-	957
Amortization of transaction costs	56,512	13,284	-
Research expenses	33,733	-	-
Bank fees and interest	9,343	2,084	2,669
	(11,069,570)	(595,598)	(247,364)
Other Income	1,623,116	43,162	65,248
Net Loss and Comprehensive Loss	(9,446,454)	(552,436)	(182,116)

During Fiscal 2022, the Company incurred a net loss of C$9,446,454 (2021 – C$552,436; 2020 – C$182,116). As of June 30, 2022, the Company had an accumulated deficit of C$10,545,535 (June 30, 2021 – C$2,271,524; June 30, 2020 – C$1,719,088) and a working capital of C$23,248,132 (June 30, 2021 – working capital deficiency of C$977,358; June 30, 2020 – working capital deficiency of C$189,254). While the Company was able to raise funds from the IPO during the current year, there is no certainty that additional financing at terms that are acceptable to the Company will be available, and an inability to obtain financing would have a direct impact on the Company’s ability to continue as a going concern.

The following discussion summarizes the key components of Snow Lake’s results of operations during the years ended June 30, 2022, 2021 and 2020:

During Fiscal 2022, the Company incurred total operating expenses of C$11,069,570, as compared to total operating expenses of C$595,598 in 2021 and C$247,364 in 2020, respectively. The substantial increase in operating expenses in Fiscal 2022 is primarily due to non-cash stock-based compensation C$8,035,506 (2021 – $nil; 2020 – $nil) recorded upon the vesting of restricted share units and stock options granted to certain officers and directors’ during the year. The grant date fair value of these securities is subject to various estimates, based on the application of the Black-Scholes valuation model (“Black-Scholes”) which requires management to make various assumptions and estimates which are susceptible to uncertainty, including the expected volatility of the share price, expected forfeitures, expected dividend yield, expected term of the warrants or options, and expected risk-free interest rate. Changes in these input assumptions can significantly affect the fair value estimate.

The increase in operating expenses in Fiscal 2022 is also attributable to the following items:

Professional fees totalled C$698,209 (2021 – C$174,211; 2020 – C$57,272), of which a significant portion was incurred due to Company’s listing process, where the Company had to rely on the services of outside consultants in areas such as legal counsel, accountants and auditors, which remain critical to the Company’s operations post-listing.

Directors’ and officers’ consulting fees totalled C$687,585 (2021 – C$200,858; 2020 – C$118,700), as compensation for the management team and the Board had increased especially increased due to new appointments of officers and directors upon completion of the Company’s listing on the Nasdaq Composite, reflecting the increased scope of activities on various areas such as exploration and drilling, administration and financial reporting.

Insurance expense from directors’ and officers’ (“D&O”) insurance coverage totalled C$681,504 (2021 – $nil; 2020 – $nil), as the Company was required to obtain D&O insurance for its officers and directors upon listing. Having prepaid for the coverage, the portion of coverage used up to June 30, 2022 was expensed as a result.

Transfer agent and regulatory fees totalled C$236,926 (2021 – C$22,244; 2020 – $nil), and similar to D&O insurance, it was essential for the Company to appoint a transfer agent upon listing to assist in recording changes of ownership and maintaining security holder records. Regulatory fees comprised of filing in conjunction of the listing and ensuing filing requirements, are also included in transfer agent and regulatory fees.

Consulting fees totalled C$220,890 (2021 – C$34,399; 2020 – C$43,255), and comprised of third-party work primarily for marketing, investor relations and information technology. These fees are primarily related to promotional activities related to the Company’s IPO, as well as other subsequent costs associated with the Company building its marketing strategy.

Interest on loan and debentures totalled C$167,873 (2021 – C$140,264; 2020 – $nil), which relate to the borrowing cost of certain loans and debentures received in 2021.

General and administrative expenses totalled C$129,415 (2021 – C$8,254; 2020 – C$20,626) as the rise was correlated to the increased scope of activities from having obtained a public listing, and due to expansion from the current drilling program.

Travel expenses totalled C$112,074 (2021 – $nil; 2020 – C$957), as management resumed travelling for business purposes as COVID restrictions began lifting in the current year, whereas in the prior year, relatively fewer travel expenses were recorded due to lockdown and travel restrictions.

The Company also recorded other income of C$1,623,116 in Fiscal 2022 (2021 – C$43,162; 2020 – C$65,248), comprised primarily of a gain on change in fair value of derivative liabilities of C$1,103,839 (2021 – C$32,676; 2020 – $nil), and grant income of C$109,745 (2021 – $nil; 2020 – $nil) received from the Manitoba Mineral Development Fund. In Fiscal, the Company also recorded a foreign exchange gain of C$409,532 (2021 – foreign exchange loss of C$254; 2020 – foreign exchange loss of C$6,001).

As a result of the above items, net loss for Fiscal 2022 was C$9,446,454 (loss of C$0.60 per basic and diluted share), as compared to a net loss of C$552,436 (loss of C$0.04 per basic and diluted share) for 2021 and a net loss of C$182,116 (loss of C$0.01 per basic and diluted share) for 2020.

5.B. Liquidity and Capital Resources

The following table sets forth a summary of the Company’s consolidated cash flows for the periods indicated. The information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report. Our historical results presented below are not necessarily indicative of cash flows that may be expected for any future period.

	For the Years ended June 30,
	2022	2021	2020
	C$	C$	C$
Operating Activities
Net loss for the year	(9,446,454)	(552,436)	(182,116)
Adjustments for non-cash items:	7,122,585	110,132	(68,574)
Net change in non-cash working capital items:	(775,103)	78,828	(7,291)
Cash Flows (used in) Operating Activities	(3,098,972)	(363,476)	(257,981)

Financing Activities
Loan from Nova Minerals Limited	-	-	(1,114)
Proceeds from issuance of convertible debentures	-	805,000	-
Proceeds from issuance of shares on IPO, net of issuance costs	31,993,072	-	-
Proceeds received from loan, net of repayments	193,636	-	-
Proceeds from exercise of warrants	365,114	4,883	113
Cash Flows provided by (used in) Financing Activities	32,551,822	809,883	(1,001)

Investing Activities
Payments for exploration and evaluation assets	(5,979,286)	(270,652)	(196,928)
Cash Flows (used by) Investing Activities	(5,979,286)	(270,652)	(196,928)

Increase (decrease) in cash	23,473,564	175,755	(455,910)
Cash, beginning of year	318,844	143,089	598,999
Cash, end of year	23,792,408	318,844	143,089

During Fiscal 2022, net cash used in the Company’s operating activities was C$3,098,972 (2021 – net cash used of C$363,476; 2020 – C$257,981). The substantial increase for Fiscal 2022 in operating spending is a direct reflection of the increased scope of activities as the Company continued to evolve as a public company and expand its drilling program. With a healthy cash position on hand, the Company made several advances to secure the services of certain vendors for the next 12 months, in order to assist its growth strategy.

During Fiscal 2022, net cash provided by financing activities was C$32,551,822 (2021 – net cash provided of C$809,883; 2020 – net cash used of C$1,001). In November 2021, the Company closed the IPO for gross proceeds raised of almost $35 million, with issuance cost of C$2,995,448 paid on closing. The Company also received a loan of C$873,253 to finance its D&O insurance, of which C$679,617 had been repaid up to June 30, 2022, as well as total proceeds of C$365,114 on exercises of warrants. In 2021, the Company raised funds of $805,000 through the issuance of certain convertible debentures, and it also received proceeds of C$4,883 through exercises of warrants.

During Fiscal 2022, the Company also incurred investing cash outflows of C$5,979,286 (2021 – C$270,652; 2020 – C$196,928) through payments made for the Company’s exploration and evaluation assets on the Snow Lake Lithium™ Project. The substantial increase in the use of cash for investing activities is directly tied to the increased exploration activities as drilling programs commenced in Snow Lake, Manitoba.

As Snow Lake had yet to generate any revenues to date, the Company currently has no regular cash flows from operations, and the level of operations is principally a function of availability of capital resources. The primary source of funding has historically been through private placement financings of equity securities and convertible debentures. While it was able to raise almost $35 million through its IPO in November 2021, the Company will likely have to continue to rely on equity or debt financings in order to maintain its working capital and expenditures requirements. There is no guarantee that the Company will be able to successfully complete such financings, as market conditions and business performance may dictate availability and interest.

As at June 30, 2022, the Company had current assets of C$25,029,009 (June 30, 2021 – C$397,461; June 30, 2020 – C$154,480), including cash of C$23,792,408 (June 30, 2021 – C$318,844; June 30, 2020 – C$143,089) to settle current liabilities of C$1,780,877 (June 30, 2021 – C$1,374,819; June 30, 2020 – C$343,734), for a working capital of C$23,248,132 (June 30, 2021 – working capital deficiency of C$977,358; June 30, 2020 – working capital deficiency of C$189,254).

Management is actively monitoring cash forecasts and managing performance against its forecasts. In the past year, the Company had substantially built up financial position through the raising of funds from the IPO and by conversion certain outstanding debentures. Nevertheless, management will remain cautious in its capital management approach, and continue to look for new sources of financing in the next 12 months, to fund its working capital to advance the Company’s operations.

5.C. Research and Development, Patents and Licenses, Etc.

The Company has no significant research and development plans at present, other than certain work through a collaboration with the University of Manitoba to strengthen the understanding of the lithium deposits in Snow Lake, Manitoba, which are recorded research expenses in Fiscal 2022.

5.D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demand, commitments or events that are reasonably likely to have a material effect on our net revenues and income from operations, profitability, liquidity, capital resources, or would cause reported financial information not to be indicative of future operation results or financial condition.

5.E. Critical Accounting Estimates

The preparation of the Company’s consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, revenue, and expenses. On an ongoing basis, management evaluates its judgments and estimates in relation to assets, liabilities, revenue, and expenses. Management uses historical experience and various other factors it believes to be reasonable under the given circumstances as the basis for its judgments and estimates. Actual outcomes may differ from these estimates under different assumptions and conditions. These estimates are reviewed periodically, and adjustments are made as appropriate in the period they become known. Items for which actual results may differ materially from these estimates are described as follows:

Going concern

At each reporting period, management exercises judgment in assessing the Company’s ability to continue as a going concern by reviewing the Company’s performance, resources, and future obligations. The conclusion that the Company will be able to continue as a going concern is subject to critical judgments of management with respect to assumptions surrounding the short and long-term operating budgets, expected profitability, investment and financing activities and management’s strategic planning. The assumptions used in management’s going concern assessment are derived from actual operating results along with industry and market trends. Management believes there is sufficient capital to meet the Company’s business obligations for at least the next 12 months, after taking into account expected cash flows and the Company's cash position at year-end.

Fair value of financial assets and financial liabilities

Fair value of financial assets and financial liabilities on the consolidated statements of financial position that cannot be derived from active markets, are determined using a variety of techniques including the use of valuation models. The inputs to these models are derived from observable market data where possible, but where observable market data are not available, judgment is required to establish fair values. Judgments include, but are not limited to, consideration of model inputs such as volatility, estimated life and discount rates.

Economic recoverability of future economic benefits of exploration and evaluation assets

Management has determined that exploration and evaluation assets and related costs incurred, which have been recognized on the consolidated statements of financial position, are economically recoverable. Management uses several criteria in its assessments of economic recoverability and probability of future economic benefit including geological data, scoping studies, accessible facilities, and existing and future permits.

Provisions

Provisions recognized in the consolidated financial statements involve judgments on the occurrence of future events, which could result in a material outlay for the Company. In determining whether an outlay will be material, the Company considers the expected future cash flows based on facts, historical experience and probabilities associated with such future events. Uncertainties exist with respect to estimates made by management and as a result, the actual expenditure may differ from amounts currently reported.

Income taxes

Income taxes and tax exposures recognized in the consolidated financial statements reflect management’s best estimate of the outcome based on facts known at the reporting date. When the Company anticipates a future income tax payment based on its estimates, it recognizes a liability. The difference between the expected amount and the final tax outcome has an impact on current and deferred taxes when the Company becomes aware of this difference.

In addition, when the Company incurs losses that cannot be associated with current or past profits, it assesses the probability of taxable profits being available in the future based on its budgeted forecasts. These forecasts are adjusted to take account of certain non-taxable income and expenses and specific rules on the use of unused credits and tax losses. When the forecasts indicate the sufficient future taxable income will be available to deduct the temporary differences, a deferred tax asset is recognized for all deductible temporary differences.

In addition, future changes in tax laws could limit the ability of the Company to obtain tax deductions in future periods. To the extent that future cash flows and taxable income differ significantly from estimates, the ability of the Company to realize the net deferred tax assets recorded at the reporting date could be impacted.

Options and warrants

Options and warrants, including finders’ warrants, are initially recognized at fair value, based on the application of Black-Scholes. This pricing model requires management to make various assumptions and estimates which are susceptible to uncertainty, including the expected volatility of the share price, expected forfeitures, expected dividend yield, expected term of the warrants or options, and expected risk-free interest rate. Changes in these input assumptions can significantly affect the fair value estimate.

Expected credit losses on financial assets

Determining an allowance for expected credit losses for amounts receivable and all debt financial assets not held at fair value through profit or loss requires management to make assumptions about the historical patterns for the probability of default, the timing of collection and the amount of incurred credit losses, which are adjusted based on management’s judgment about whether economic conditions and credit terms are such that actual losses may be higher or lower than what the historical patterns suggest.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. Directors and Senior Management

The following table sets forth certain information regarding our directors and executive officers.

NAME	AGE	POSITION
Philip Gross	50	Chief Executive Officer and Director
Keith Li	43	Chief Financial Officer
Dale Schultz	56	Director and VP of Resource Development
Derek Knight	40	Chief Operating Officer and Secretary
Brian Youngs	71	Vice President, Exploration
Nachum Labkowski	37	Independent Director
Hadassah Slater	38	Independent Director
Allan David Engel	55	Independent Director

Philip Gross. Mr. Gross has served as our Chief Executive Officer and the Chairman of the Board since January 2021 and May 2022. Mr. Gross has more than two decades of experience in the resource and mining sector as an active investor and a hands on participant. He has worked extensively in both the physical and financial aspects of the sector and has extensive mining experience including as CEO of an OTC listed mid-tier gold producer. Mr. Gross has previously worked for some of the largest global commodities supply chain management firms. His commodity repertoire ranges across the spectrum of metals, mining and agriculture with a heavy focus on project development and execution. During the past five years as CIO of Temple Asset Management, Philip has been active in a variety of resource strategies working together with hedge funds and family wealth funds, including relating to gold mines in Brazil, iron ore in Chile, cocoa in Ecuador and cashews in Nigeria.

Keith Li. Mr. Li has served as our Chief Financial Officer since June 30, 2022.  Mr. Li has over 15 years of experience in accounting, audit and executive level financial management. Prior to joining Snow Lake, Mr. Li has been serving as the Chief Financial Officer at Branson Corporate Services Ltd., providing outsourced fractional CFO functions and executive level financial services to public companies, including preparation of IFRS-compliant financial statements and MD&A since November 2017. Prior to joining our company, Mr. Li was a senior auditor with McGovern Hurley LLP from September 2011 to August 2016. From August 2016 to November 2017, he held the role of External Reporting Manager for Sears Canada Inc., and was responsible in overseeing the financial reporting functions of the company. Since joining Branson, Mr. Li had assumed the roles of Chief Financial Officer for many of Branson’s publicly-listed clients, including Pharmadrug Inc. from December 2017 to present, Quinsam Capital Corporation from March 2018 to present, Psyched Wellness Ltd. since January 2020 to present, Jubilee Gold Exploration Ltd. since January 2020 to present, Universal PropTech Inc. from June 2020 to present, Corcel Exploration Inc. since March 2021 to present, and US Critical Metals Corp. since August 2021 to present. Mr. Li is responsible in overseeing the financial reporting and accounting functions of these companies. Mr. Li is a Chartered Professional Accountant and holds a Bachelor of Commerce in Finance from McGill University.

Dale Schultz. Mr. Schultz has served as our VP of Resource Development since October 20, 2021 and as a member of our board of directors since December 2019. Mr. Schultz served as our Chief Operating Officer and Secretary from December 2019 to October 20, 2021. From 2019 Mr. Schultz also managed the exploration program on the Estelle project in Alaska for Nova. From 2018 through 2019, he completed field mapping and sampling of the Temagami green stone belt for Temagami Gold Inc. and Progenitor Metals Corp. Between 2017 and 2018, Mr. Schultz managed a 4000m diamond drill campaign on the Snow Lake Lithium™ property (now owned by Snow Lake Resources) for the previous operator, Nova. From 2016 to 2017 while working for Cobalt Power, he logged core in the Northern Ontario Cobalt Mining Camp. Mr. Schultz has 30 years of exploration and mining experience through roles at Echo Bay Lupin Mine in the Summer of 1986 and 1987, Claude Resources Seabee Mine from March of 1992 to April 1995, Battle Mountain’s Hemlo Camp and Kori Kollo Mine from May of 1995 to April of 2000, and TVX New Britannia Mine, in Snow Lake, Manitoba, from December of 2002 to January 2004. Mr. Schultz has also provided geological consulting services in South and Central America and Asia, and is currently the Principle Geologist with DJS Consulting. He is a graduate of the University of Saskatchewan with a B.Sc. and M.Sc. in Geological Sciences and is a member of the Engineers and Geoscientists of Manitoba.

Derek Knight. Mr. Knight has served as our Chief Operating Officer and Secretary since October 20, 2021. Mr. Knight served as our Chief Executive officer from November 28, 2018 until December 2, 2020, on which date he was appointed as our Vice President, Corporate Development. He resigned as the Vice President, Corporate Development of our Company on October 20, 2021. Prior to joining our company, Mr. Knight was Chief Operating Officer and Vice-President of Operations at Progressive Planet Solutions Inc. from June 2018 to November 2018, and Vice President of operations at thus company from March 2018 to June 2018. During this time, he was instrumental in the transaction transferring the Snow Lake Lithium™ property to our company. From April 2017 through February 2018, he held the role of Maintenance Planner and Continuous Improvement Lead at Unilever, and from February 2016 until April 2017, Mr. Knight managed the investments for his family office, on a full time basis. Since May 2003, Mr. Knight has also held various roles with UA Local 67, Plumbers, Steamfitters and Welders where his responsibilities included project management, supervisory, planning, project execution, and continuous improvement. Mr. Knight holds several professional trade licenses and has extensive experience working in large industrial environments in senior executive operating roles. He participated in the Power Engineering Program of Studies at Mohawk College of Applied Arts & Technology in 2003 and the Advanced Plumbing program in 2007, in Ontario, Canada. In 2019, Mr. Knight completed the Canadian Securities Course of the Canadian Securities Institute.

Brian Youngs. Mr. Youngs joined our company in January 2018 and has served as our Vice President of Exploration since November 2018. Mr. Youngs has more than 25 years of experience in mining exploration. In a number of private and publicly traded junior mining companies, including Randsburg International Gold Corp. from May 2003 to June 2005, Wabana Exploration Inc. from 1999 to 2001 and Meegwich Consultants from 1996 to 2003. He has worked throughout Canada and internationally, as senior airborne geophysics technician with Geotech Ltd. Inc., from June 2008 to December 2017. Mr. Youngs graduated from Northern College – Haileybury School of Mines, Mining Engineering Technician program and is a member of the Ontario Association of Certified Engineering Technicians and Technologists. He has also received a GIS Specialist Diploma from Sault College and a Computer Graphics Design Diploma from Sheridan College.

Nachum Labkowski. Mr. Labkowski has served as a member of our board of directors since November 2018. He is currently the Chief Executive Officer and principal investor in Halevi Enterprises, a private equity firm which Mr. Labkowski founded in 2010 that holds equity in more than 30 private companies and invests in real estate worldwide. Mr. Labkowski’s unique approach to investing has provided significant returns from those companies he has invested in to date.

Hadassah Slater. Ms. Slater has served as a member of our board of directors since October 2021. Ms. Slater brings with her 10 years of leadership experience as President of the Board of Directors for a large Canadian non-for-profit company. Ms. Slater has created a $33 million dollar non-profit center in Toronto, Canada using various government and private charitable funds and grants. From August 2017 to present, she has been the President of the Board of Directors at Kayla’s Children Center, a non-profit organization that aims at creating opportunities for children with disabilities by offering therapy, education and adapted recreation. Her latest project created an endowment fund for this non-for-profit with plans of future exponential growth. From April 2011 to August 2017, Ms. Slater worked as the President of Board of Directors for Project Aim Programs, which is a summer camp and year round respite program for children with disabilities. Her experience in strategic business direction, employee leadership, government lobbying, and investor relations is valuable. Ms. Slater studied for her Master’s in Business Administration in an international program at Bar Ilan University from 2006 to 2007.

Allan David Engel. Mr. Engel has served as a member of our board of directors since September 2021. Mr. Engel has three decades experience in managing investments on behalf of private and family trusts in the United Kingdom, Europe and Israel. He holds a Diploma in Law from KT College, Jerusalem, Israel, where he studied from 1984 to 1988. Since 2014 he has built up a portfolio of investments in the UK concentrating mainly on real estate, but also publishing and broadcast media. From February 2014 to date, he has been employed by Daymar (London) as Chief Operating Officer, where his duties include acquiring and managing a portfolio of commercial real estate investments on behalf of private and corporate clients.

No family relationship exists between any of our directors and executive officers. There are no arrangements or understandings with major shareholders, customers, suppliers or others pursuant to which any person referred to above was selected as a director or member of senior management.

6.B. Compensation of Board Members and Executives

The following table presents in the aggregate all compensation we paid to all of our directors and senior management as a group for the year ended June 30, 2022. The table does not include any amounts we paid to reimburse any of such persons for costs incurred in providing us with services during this period. We are not required to provide the compensation, on an individual basis, of our executive officers and directors under Canadian law.

All amounts reported in the table below reflect the cost to the Company, in thousands of Canadian dollars, for the year ended June 30, 2022.

Name:	Salary or Fees earned or paid in cash (C$)	Option awards (C$)	Common Share Awards (C$)	Cash Bonus (C$)	Total (C$)	Outstanding options as of June 30, 2022 (Common Shares)
All directors and senior management as a group, consisting of 9 persons	908,350	6,084,861	1,950,645	Nil	8,943,856

For the fiscal year ended June 30, 2022, we paid aggregate cash compensation of C$908,350 (approximately US$704,912 based on the average exchange rate of 1.2886), to our directors and executive officers as a group. We did not pay any other cash compensation or benefits in kind to our directors and executive officers. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our board of directors may determine compensation to be paid to the directors and the executive officers. The compensation committee will assist the directors in reviewing and approving the compensation structure for the directors and the executive officers. For information regarding share awards granted to our directors and executive officers, see “—Stock Option Plan.”

We plan to pay aggregate cash compensation of US$144,000 and US$820,000 per fiscal year, respectively, to our directors and executive officers as a group.

Stock Option Plan

On May 1, 2019, we established the Snow Lake Resources Ltd. Stock Option Plan, which as amended and restated on October 26, 2021, or the Plan. The purpose of the Plan is to grant stock options, or Options, to encourage eligible persons to remain with our Company and to attract new directors, officers, employees and consultants. The aggregate number of common shares that may be reserved for issuance pursuant to Options under the Plan shall not exceed 2,406,732 common shares. On September 7, 2022, we further amended the Plan to add cashless exercise of the Options under the Plan. Under cashless exercise, a participant may elect to exercise an Option without payment of the aggregate exercise price due on such exercise with written notice to the Company. No fractional common shares will be issued to any participant electing a cashless exercise.

Options give the option holder the right to acquire from us a designated number of common shares at a purchase price that is fixed upon the grant of the option. The exercise price shall not be lower than the greater of the closing market prices of the underlying securities on: (a) the trading day prior to the date of grant of the Options; and (b) the date of grant of the Options.

The following summary briefly describes the principal features of the Plan and is qualified in its entirety by reference to the full text of the Plan.

Purposes of Plan: The purpose of the Plan is to advance the interests of our Company, through the grant of Options, by providing an incentive mechanism to foster the interest of Eligible Persons in the success of our Company and our Affiliates; encouraging Eligible Persons to remain with our Company; and attracting new directors, officers, employees and consultants.

Administration of the Plan: The Plan is currently administered by the Board of Directors, or the Board. The Board shall have the authority to determine the Eligible Persons to whom Options are granted, to grant such Options, and to determine any terms and conditions, limitations and restrictions in respect of any particular Option grant, including but not limited to the nature and duration of the restrictions, if any, to be imposed upon the acquisition, sale or other disposition of common shares acquired upon exercise of the Option, and the nature of the events and the duration of the period, if any, in which any Participant’s rights in respect of an Option or common shares acquired upon exercise of an Option may be forfeited; and to interpret the terms of the Plan, to make all such determinations and take all such other actions in connection with the implementation, operation and administration of the Plan, and to adopt, amend and rescind such administrative guidelines and other rules and regulations relating to the Plan. The Board’s interpretations, determinations, guidelines, rules and regulations shall be conclusive and binding upon our Company, Eligible Persons, Participants and all other persons.

Eligible Persons: Eligible Persons include Directors, Officers, Employees or Consultants. An Eligible Person may receive Options on more than one occasion and may receive separate Options, with differing terms, on any one or more occasions.

Shares Available Under the Plan: The aggregate number of common shares that may be reserved for issuance pursuant to Options under the Plan shall not exceed 10% of the outstanding common shares at the time of the granting of Options, less the aggregate number of common shares then reserved for issuance pursuant to any other share compensation arrangement.

As of the date of this report, 824,325 of our common shares are reserved for issuance under the Plan, 1,062,407 of our common shares are currently issued and outstanding at an exercise price of US$7.50 per share, and 520,000 of our common shares are currently issued and outstanding at an exercise price of C$2.50 (approximately US$2.02) per share.

Stock Options:

General. Subject to the provisions of the Plan, the Board has the authority to determine all grants of stock options. That determination will include: (i) the number of shares subject to any option; (ii) the exercise price per share; (iii) the expiration date of the option; (iv) the manner, time and date of permitted exercise; (v) other restrictions, if any, on the option or the shares underlying the option; and (vi) any other terms and conditions as the administrator may determine. No fractional common shares shall be reserved for issuance under the Plan and the Board may determine the manner in which an Option, insofar as it relates to the acquisition of a fractional Common Share, shall be treated.

Option Price. Our Company must not grant Options with an exercise price lower than the greater of the closing market prices of the underlying securities on: (a) the trading day prior to the date of grant of the Options; and (b) the date of grant of the Options.

Exercise of Options. An option may be exercised only in accordance with the terms and conditions for the option agreement as established by the administrator at the time of the grant. The option must be exercised by notice to us, accompanied by payment of the exercise price. Payments may be made in cash or, at the option of the administrator, by actual or constructive delivery of shares of Common Stock to the holder of the option based upon the fair market value of the shares on the date of exercise.

Expiration of Options. if not previously exercised, an Option will expire on the expiration date established by the administrator at the time of grant. In the case of stock options, such term cannot exceed ten years.

Blackout Period. The expiration date of an Option shall automatically extend if such expiration date falls within a period, or the blackout period, during which our company prohibits Optionees from exercising their Options to the extent that: (i) the blackout period is formally imposed by our company pursuant to its internal trading policies as a result of the bona fide existence of undisclosed material information. For greater certainty, in the absence of our company formally imposing a blackout period, the expiration date of any Options will not be automatically extended in any circumstances; (ii) the blackout period must expire upon the general disclosure of the undisclosed material information. The expiration date of the affected Options can be extended to no later than ten business days after the expiry of the blackout period; and (iii) the automatic extension of an Optionee’s Options will not be permitted where the Optionee or our company is subject to a cease trade order (or similar order under securities laws) in respect of our common shares.

Vesting Schedule. Options shall vest as determined by the Board. Options that may be granted to Eligible Persons performing investor relations activities shall vest over a minimum of 12 months with no more than 1/4 of such Options vesting in any three month period.

No Rights as a Shareholder. Nothing in the Plan or any Option shall confer upon a Participant any rights as a shareholder of our company with respect to any of the common shares underlying an Option unless and until such Participant shall have become the holder of such common shares upon exercise of such Option in accordance with the terms of the Plan.

Amendment, Suspension and Termination. The Board may amend, subject to the approval of any regulatory authority whose approval is required, suspend or terminate the Plan or any portion thereof. No such amendment, suspension or termination shall alter or impair any outstanding unexercised Options or any rights without the consent of the Participant holding such outstanding Options. If the Plan is suspended or terminated, the provisions of the Plan and any administrative guidelines, rules and regulations relating to the Plan shall continue in effect for the duration of such time as any Option remains outstanding.

Non-Assignability. Options may not be assigned or transferred.

Governing Law. The Plan, all Option Agreements, the grant and exercise of Options thereunder, and the sale, issuance and delivery of common shares thereunder upon exercise of Options are governed by the laws of the Province of Manitoba and the federal laws of Canada. The Courts of the Province of Manitoba shall have the exclusive jurisdiction to hear and decide any disputes or other matters arising under the Plan.

Other Material Provisions: Every Option shall be evidenced by an Option Agreement executed by us and the Participant, which shall, if the participant is an employee, consultant or management company employee, contain a representation and warranty by us and such Participant. In the event of changes in our outstanding common shares by reason of any share consolidation or split, reclassification or other capital reorganization, or a stock dividend, arrangement, amalgamation, merger or combination, or any other change to, event affecting, exchange of or corporate change or transaction affecting the common shares, the Board shall make, as it shall deem advisable and subject to the requisite approval of the relevant regulatory authorities, appropriate substitution and/or adjustment in: (i) the number and kind of shares or other securities or property reserved or to be allotted for issuance pursuant to the Plan; (ii) the number and kind of shares or other securities or property reserved or to be allotted for issuance pursuant to any outstanding unexercised Options, and in the exercise price for such shares or other securities or property; and (iii) the vesting of any Options.

6.C. Board Practices

Nasdaq’s listing rules generally require that a majority of an issuer’s board of directors must consist of independent directors. Our board of directors currently consists of five directors, Philip Gross, Dale Schultz, Nachum Labkowski, Hadassah Slater and Allan David Engel, three of whom, Mr. Labkowski, Ms. Slater and Mr. Engel, are independent within the meaning of Nasdaq’s rules.

A director is not required to hold any shares in our company to qualify to serve as a director. Our board of directors may exercise all the powers of our company to borrow money, mortgage or charge its undertaking, property and uncalled capital, and to issue debentures, bonds and other securities, subject to applicable stock exchange limitations, if any, whenever money is borrowed or as security for any debt, liability or obligation of our company or of any third-party.

Board Committees

We have a standing audit committee, a compensation committee and a nominating and corporate governance committee of our board of directors. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee

Our audit committee consists of Hadassah Slater and Allan David Engel, each of whom satisfies the “independence” requirements of Rule 10A-3 under the Exchange Act and Rule5605(c)(2) of the Nasdaq Marketplace Rules. Hadassah Slater serves as chairman of the audit committee. Our board has determined that Hadassah Slater qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company.

The audit committee is responsible for, among other things: (i) retaining and overseeing our independent accountants; (ii) assisting the board in its oversight of the integrity of our financial statements, the qualifications, independence and performance of our independent auditors and our compliance with legal and regulatory requirements; (iii) reviewing and approving the plan and scope of the internal and external audit; (iv) pre-approving any audit and non-audit services provided by our independent auditors; (v) approving the fees to be paid to our independent auditors; (vi) reviewing with our chief executive officer and chief financial officer and independent auditors the adequacy and effectiveness of our internal controls; (vii) reviewing hedging transactions; and (viii) reviewing and assessing annually the audit committee’s performance and the adequacy of its charter.

Compensation Committee

Our compensation committee consists of Allan David Engel, Hadassah Slater and Philip Gross. Allan David Engel and Hadassah Slater satisfy the “independence” requirements of Rule 10A-3 under the Exchange Act and Rule 5605(c)(2) of the Nasdaq Marketplace Rules. Hadassah Slater serves as chairman of the compensation committee. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers.

The compensation committee is responsible for, among other things: (i) reviewing and approving the remuneration of our executive officers; (ii) making recommendations to the board regarding the compensation of our independent directors; (iii) making recommendations to the board regarding equity-based and incentive compensation plans, policies and programs; and (iv) reviewing and assessing annually the compensation committee’s performance and the adequacy of its charter.

Nominating and Corporate Governance Committee

Our Nominating and Corporate Governance Committee consists of Allan David Engel, Hadassah Slater and Philip Gross. Allan David Engel serves as chairman of the nominating and corporate governance committee. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees.

The nominating and corporate governance committee is responsible for, among other things: (i) identifying and evaluating individuals qualified to become members of the board by reviewing nominees for election to the board submitted by shareholders and recommending to the board director nominees for each annual meeting of shareholders and for election to fill any vacancies on the board; (ii) advising the board with respect to board organization, desired qualifications of board members, the membership, function, operation, structure and composition of committees (including any committee authority to delegate to subcommittees), and self-evaluation and policies; (iii) advising on matters relating to corporate governance and monitoring developments in the law and practice of corporate governance; (iv) overseeing compliance with the our code of ethics; and (v) approving any related party transactions.

The nominating and corporate governance committee’s methods for identifying candidates for election to our board of directors will include the solicitation of ideas for possible candidates from a number of sources - members of our board of directors, our executives, individuals personally known to the members of our board of directors, and other research. The nominating and corporate governance committee may also, from time-to-time, retain one or more third-party search firms to identify suitable candidates.

In making director recommendations, the nominating and corporate governance committee may consider some or all of the following factors: (i) the candidate’s judgment, skill, experience with other organizations of comparable purpose, complexity and size, and subject to similar legal restrictions and oversight; (ii) the interplay of the candidate’s experience with the experience of other board members; (iii) the extent to which the candidate would be a desirable addition to the board and any committee thereof; (iv) whether or not the person has any relationships that might impair his or her independence; and (v) the candidate’s ability to contribute to the effective management of our company, taking into account the needs of our company and such factors as the individual’s experience, perspective, skills and knowledge of the industry in which we operate.

Duties of Directors

Under Canadian law, directors have fiduciary obligations to our company. Under the MCA, directors, when exercising the powers and discharging their duties, must act honestly and in good faith with a view to the best interests of our company and exercise the care, diligence and skill that a reasonably prudent individual would exercise in comparable circumstances.

Under Manitoba corporate law, the MCA imposes specific statutory liabilities on directors of corporations in certain situations. In certain circumstances, directors can be held liable, for example, for the authorization of share issues for a consideration other than money at less than fair market value, or for all debts not exceeding six months’ wages payable to each of the employees for services performed for the corporation while they are directors, or for the payment of a dividend if there were reasonable grounds for believing that the corporation is, or would after the payment be, unable to pay its liabilities as they become due, or the realizable value of the corporation’s assets would thereby be less than the aggregate of its liabilities and stated capital. Under numerous other provisions in federal and provincial statutes, directors may also face personal liability for, among other things, environmental offences, source deductions from payrolls, and tax remittances. Corporate directors have a number of defenses to legal actions in which it is alleged that they have breached their statutory or fiduciary duties, including:

●	dissenting from a resolution passed or action taken at a board meeting, which may relieve the director of any liability for the results of that decision;

●	raising a “good faith reliance” defense to an accusation of breach of a fiduciary duty, whereby the director is entitled to rely in good faith on financial statements or reports made by an officer of the corporation, the corporation’s auditor, or by other professionals, such as a lawyer, an accountant, or an engineer; and

●	availing themselves of a due diligence defense that permits directors to avoid a number of statutory liabilities, including breach of fiduciary duty, where the directors exercise the same degree of care, diligence and skill as a reasonably prudent person in comparable circumstances.

Conflicts of Interest

There are potential conflicts of interest to which the directors, officers, insiders and promoters of our company will be subject in connection with the operations of our company. Some of the directors, officers, insiders and promoters are engaged in and will continue to be engaged in corporations or businesses which may be in competition with the business of our company. Accordingly, situations may arise where the directors, officers, insiders and promoters will be in direct competition with our company. The directors and officers of our company have a fiduciary obligation to act in the best interests of our company, avoid conflicts of interest and to disclose to all other board members any relevant information about potential conflicts. They have the same obligations to the other companies in respect of which they act as directors and officers. Discharge by the directors and officers of their obligations to our company may result in a breach of their obligations to the other companies, and in certain circumstances this could expose our company to liability to those companies. Similarly, discharge by the directors and officers of their obligations to the other companies could result in a breach of their obligation to act in the best interests of our company. Such conflicting legal obligations may expose our company to liability to others and impair our ability to achieve our business objectives. All of the directors or officers of our company have entered into non-competition or non-disclosure agreements with our company. Conflicts, if any, will be subject to the procedures and remedies as provided under the MCA and applicable securities laws, regulations and policies.

Terms of Directors and Officers

Our officers are appointed by and serve at the discretion of our board of directors. Unless the shareholders, by ordinary resolution, elect directors to hold office for a term expiring later than the close of the next annual meeting of shareholders, the term of office of a director upon election or appointment, subject to Section 103 of the MCA, shall cease at the close of the first annual meeting of shareholders following his or her election or appointment, provided that if no directors are elected at such annual meeting, he or she shall continue in office until his or her successor is elected or appointed. The following persons are disqualified by the MCA from being a director of the Company: (i) anyone who is less than 18 years of age; (ii) a person who is not an individual; and (iii) a person who has the status of a bankrupt.

Employment and Indemnification Agreements

The Company has entered into consulting agreements with Philip Gross, Dale Schultz, Derek Knight and Brian Youngs. Our executive officers are employed as consultants. The consulting agreement can be terminated by the Company without cause upon the payment of thirty-six months’ service fees in lieu of such notice and an amount equal to thirty-six months’ board (Secretary) fees, such service and board (secretary) fees to be paid in a lump sum, immediately upon termination, to the consultant on the sole condition that the consultant delivers to the Company a signed release. In addition, the consulting agreement can be terminated by the consultant, at any time, following a change of control.

Each executive officer has agreed to hold, both during and after the employment agreement expires or is earlier terminated, in strict confidence and not to use or disclose to any person, corporation or other entity without written consent, any confidential information. In addition, certain of our executive officers, including our Chief Executive Officer, Philip Gross, have agreed to be bound by non-competition and non-solicitation restrictions set forth in their agreements.

Although as independent contractors our executive officers have been involved in other business activities, we expect that as our business operations ramp up our executive officers will devote substantially all of their time to our business operations.

We expect to enter into indemnification agreements with our directors and executive officers, pursuant to which we will agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or officer.

Differences between Canadian Laws and Nasdaq Requirements

The Sarbanes-Oxley Act, as well as related rules subsequently implemented by the SEC, requires foreign private issuers, such as us, to comply with various corporate governance practices. In addition, following the listing of the common shares on Nasdaq, we are required to comply with the Nasdaq Stock Market Rules. Under those rules, we may elect to follow certain corporate governance practices permitted under Canadian law in lieu of compliance with corresponding corporate governance requirements otherwise imposed by the Nasdaq Stock Market Rules for U.S. domestic registrants.

In accordance with Canadian law and practice and subject to the exemption set forth in Rule 5615 of the Nasdaq Stock Market Rules, as a foreign private issuer, we have elected to rely on home country governance requirements and certain exemptions thereunder rather than the Nasdaq Stock Market Rules, with respect to the following requirements:

●

Annual Shareholder Meeting - Rule 5620(a)

The Company is currently following Home Country Practices in lieu of Nasdaq Rule 5620(a), which requires a company to hold an annual meeting of shareholders no later than one year after the end of its fiscal year.

Compensation Committee Composition - Rule 5605(d)(2)

The Company does not intend to follow Nasdaq Rule 5605(d)(2), which requires a compensation committee to compose entirely of independent directors. The Company desires to follow the Home Country Practices instead.

Nominating and Corporate Governance Committee Composition - Rule 5605(e)(1)

The Company does not intend to follow Nasdaq Rule 5605(e)(1), which requires a nominating and corporate governance committee to compose entirely of independent directors. The Company desires to follow the Home Country Practices instead.

Executive Sessions - Rule 5605(b)(2)

The Company’s independent directors may not have regularly scheduled meetings at which only independent directors are present.

Shareholder Approval for Issuance of Securities - Nasdaq Rule 5635(d)

The Company will not seek shareholders’ approval of any issuance of securities in connection with a transaction, other than a public offering, where such transaction involves the issuance of 20% or more of the Company’s total outstanding common shares (or securities exercisable for the Company’s common shares) at a price less than the minimum price as defined in Nasdaq Rule 5635(d)(1)(A).

Shareholder Approval for Equity Compensation – Nasdaq Ruled 5635(c)

The Company will not seek shareholders’ approval for the establishment of or any material amendments to equity compensation or purchase plans or other equity compensation arrangements.

6.D. Employees

We do not have any employees at this time.

Currently, all of our executive officers and advisers work for us as independent contractors under consulting agreements. These agreements typically include a confidentiality covenant that requires consultants to protect our confidential information during their engagement with us. In addition, these consulting agreements include typical non-compete clauses that prohibit the consultants from entering into competitive employment relationships while they are working for us.

6.E. Share Ownership

The following table sets forth information with respect to beneficial ownership of our share capital as of the date of this report by:

●	Each of our directors and named executive officers;

●	All directors and named executive officers as a group; and

●	Each person who is known by us to beneficially own 5% or more of each class of our voting securities.

	Common Shares Beneficially Owned(1)
Directors and Executive Officers	Number of Shares	Percent of Class (%)
Philip Gross, Chief Executive Officer and Chairman of the Board(2)	637,658	3.48%
Keith Li, Chief Financial Officer(3)	0	0%
Dale Schultz, VP of Resource Development and Director(4)	400,489	2.19%
Derek Knight, Chief Operating Officer(5)	1,136,313	6.21%
Brian Youngs, Vice President, Exploration(6)	72,000	*
Hadassah Slater, Director(7)	55,000	*
Allan David Engel, Director(8)	55,000	*
Nachum Labkowski, Director(9)	252,882	1.39%
All executive officers and directors (8 persons)	2,609,341	13.35%
Nova Minerals Limited(10)	6,600,000	36.82%

*	Less than 1%

(1)	As of the date of this report, a total of 17,924,758 common shares are considered to be outstanding pursuant to SEC Rule 13d-3(d)(1). For each beneficial owner above, any securities that are exercisable or convertible within 60 days have been included in the denominator.

(2)	Consists of 240,000 restricted common shares and options for the purchase of 397,658 common shares exercisable within 60 days. Temple Global Asset Management LLC, a Delaware limited liability company (“Temple Global”) was granted options to purchase 397,658 common shares on November 21, 2021. Mr. Gross, in his capacity as the Chief Executive Officer of Temple Global, has the power to vote and the power to direct the disposition of all securities held by Temple Global. The address of Temple Global is 322 West 72nd Street, New York, New York, 10023. The options have a weighted average exercise price of US$7.50 per share and a term of five years. They are subject to vesting over a minimum of 12 months with no more than 1/4 of such Options vesting in any three-month period. All 397,658 shares of the options are exercisable within 60 days of the date of this report.

(3)	Currently holds no shares or options

(4)	Consists of 8,000 restricted common shares, warrants for the purchase of 4,000 common shares exercisable within 60 days and options for the purchase of 388,489 common shares exercisable within 60 days. DJS Consulting Inc, a sole proprietorship (“DJS”) was granted options to purchase 160,000 options on May 25, 2019 having a weighted exercise price of C$2.50 and a term of five years. DJS was also granted 228,489 common shares on November 21, 2021 having a weighted average exercise price of US$7.50 per share and a term of five years. The November 21, 2021 options are subject to vesting over a minimum of 12 months with no more than 1/4 of such Options vesting in any three-month period. All 388,489 shares of the options are exercisable within 60 days of the date of this report. Mr. Schultz, in his capacity as the sole proprietor of DJS, has the power to vote and the power to direct the disposition of all securities held by DJS. The address of DJS is 31 Spruce Drive, Temagami Ontario, Canada.

(5)	Consists of 681,738 restricted common shares, warrants for the purchase of 84,285 common shares exercisable within 60 days and options for the purchase of 228,489 common shares exercisable within 60 days. Mr. Knight was granted option to purchase 140,000 common shares on May 25, 2019 at a weighted average exercise price of C$2.50 for five years. Surge Wealth Inc., an Ontario corporation (“Surge Wealth”) was granted options to purchase 228,489 common shares on November 21, 2021. Mr. Knight, in his capacity as the President and Director of Surge Wealth, has the power to vote and the power to direct the disposition of all of the securities held by Surge Wealth. The address of Surge Wealth is 522 Ryerse Blvd, Simcoe, ON, CA. The options have a weighted average exercise price of US$7.50 per share and a term of five years. They are subject to vesting over a minimum of 12 months with no more than 1/4 of such Options vesting in any three-month period. All 228,489 of the options are exercisable within 60 days of the date of this report.

(6)	Consists of 8,000 restricted common shares, warrants for the purchase of 4,000 common shares exercisable within 60 days and options for the purchase of 60,000 common shares exercisable within 60 days.

(7)	Consists of options for the purchase of 55,000 common shares exercisable within 60 days. Ms. Slater was granted options to purchase 55,000 common shares on November 21, 2021. The options have a weighted average exercise price of US$7.50 per share and a term of five years. They are subject to vesting over a minimum of 12 months with no more than 1/4 of such Options vesting in any three-month period. All 55,000 of the options are exercisable within 60 days of the date of this report.

(8)	Consists of options for the purchase of 55,000 common shares exercisable within 60 days. Mr. Engel was granted options to purchase 55,000 common shares on November 21, 2021. The options have a weighted average exercise price of US$7.50 per share and a term of five years. They are subject to vesting over a minimum of 12 months with no more than 1/4 of such Options vesting in any three-month period. All 55,000 of the options are exercisable within 60 days of the date of this report.

(9)

Consists of options for the purchase of 252,882 common shares exercisable within 60 days. Mr. Labkowski was granted options to purchase 160,000 common shares on May 25, 2019, and options to purchase 97,771 common shares on November 21, 2021. The May 25, 2019 options have a weighted average exercise price of C$2.50 per share and a term of five years. The options issued on November 21, 2021 have a weighted average exercise price of US$7.50 per share and a term of five years. They are subject to vesting over a minimum of 12 months with no more than 1/4 of such Options vesting in any three-month period. 97,771 of the options are exercisable within 60 days of the date of this report.

(10)	Christopher Gerteisen is the Chief Executive Officer of Nova and has voting and investment power over the securities held by it. Mr. Gerteisen disclaims beneficial ownership of the shares held by Nova except to the extent of his pecuniary interest, if any, in such shares. The address of Nova is Suite 602, 566 St Kilda Road, Melbourne, Victoria 3004 Australia.

None of our major shareholders have different voting rights from other shareholders. As noted in the table above, Nova holds approximately 36.82% of our outstanding common shares. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major shareholders

Please refer to Item 6 “Directors, Senior Management and Employees—E. Share Ownership.”

7.B. Related Party Transactions

In accordance with IAS 24 – Related Party Disclosures, key management personnel, including companies controlled by them, are those persons having authority and responsibility for planning, directing and controlling the activities of the Company directly or indirectly, including any directors (executive and non-executive) of the Company. The remuneration of directors and key executives is determined by the compensation committee of the Board. The remuneration of directors and other members of key management personnel during the years ended June 30, 2022, 2021 and 2020 were as follows:

	2022	2021	2020
	C$	C$	C4
Directors’ and officers’ consulting fees	687,585	200,858	100,500
Exploration and evaluation expenditures	220,765	48,000	57,243
	908,350	248,858	157,743

Directors’ and officers’ consulting fees

During the year ended June 30, 2022, C$585,615 of fees included in directors’ and officers’ consulting fees had been paid to companies controlled by the Chief Executive Officer, the Chief Operating Officer, and the former and new Chief Financial Officers of Snow Lake.

Exploration and evaluation expenditures

During the year ended June 30, 2022, fees of C$220,765 (2021 – C$48,000; 2020 – C$57,243) for services rendered by the Company’s VP of Resources Development, and the VP of Exploration, had been capitalized as E&E assets on the consolidated statements of financial position.

Share-based compensation

During the year ended June 30, 2022, the Company had granted certain restricted share units and options to various directors and officers. Total stock-based compensation of C$8,035,506 (2021 – nil; 2020 – $nil) was recorded in connection with the vesting of these securities.

Related party balances

All related party balances payable, for services and business expense reimbursements rendered as at June 30, 2022, 2021 and 2020, are non-interest bearing and payable on demand, and are comprised of the following:

	2022	2021	2020
	C$	C$	C$
Payable to officers and directors	110,274	236,402	205,648
(Receivable) payable to Nova Minerals Ltd.	(10,287)	43,240	12,300
	99,987	279,642	217,948

On March 8, 2019, we entered into a deed of assignment of debt with Nova Minerals Ltd. and Thompson Bros to facilitate the reassignment of the related party loan from Nova Minerals Ltd. to our company. Thereby, we are now a party to an amount owing from Thompson Bros of C$1,519,013 (approximately US$1,115,773) as of June 30, 2020. In consideration for the assignment, we issued one of our common shares to Nova Minerals Ltd. The related party loan is non-interest bearing and with no fixed repayment date or terms.

As of June 30, 2022, 2021 and 2020, we had C$10,287 (approximately US$7,982) due from our major shareholder, Nova Minerals Ltd., and C$43,240 and C$12,300, respectively, due to Nova Minerals Ltd. This money was lent to us by Nova Minerals Ltd. to fund our startup as well as ongoing accounting, legal and general corporate costs. This loan has since been paid off.

During the years ended June 30, 2022, 2021 and 2020, the Company incurred C$687,585 (approximately US$533,591), C$200,858 and C$100,500, respectively in directors & officers consulting fees.

Debenture Sales

In February 2021, the Company issued convertible debts (the “Debentures”) for a total of C$865,263 (US$697,568) (the “Subscribed Amount”). The Debentures were sold at a discount of approximately 5% for proceeds of C$805,000 (US$648,984), net of a C$15,000 (US$12,093) cash commission.

Under the terms of the Agreement, the Subscribed Amount plus interest accrued, at a rate which should be the higher of (i) 12% per annum or (ii) Wall Street Prime Rate + 7%, is convertible, at the option of the Debenture holder, into common shares of the Company at a price that is the lesser of (i) C$1.25 per share or (ii) a 20% discount to the price of a Liquidity Transaction (defined below). The conversion feature expires (the “Expiry Date”) on the earlier of twenty-four months from execution, or the closing of a registered public offering (the “Liquidity Transaction”).

In the event of a default, interest accrues at the lesser of (i) 24% per annum or (ii) the maximum legally authorized rate. The Company has the right to repay the note prior to maturity at 110% of the then outstanding principal and interest. The Company must provide 30 days’ notice and the Lender shall have the right to convert prior to the 30-day notice expiration.

On November 23, 2021, all debt holders exercised their conversion rights at a price of C$1.25 per common share. As a result of the conversion, 751,163 common shares were issued.

7.C. Interests of Experts and Counsel

Not Applicable.

ITEM 8. FINANCIAL INFORMATION

8.A. Consolidated Statements and Other Financial Information.

The Company’s consolidated financial statements are stated in Canadian dollars and are prepared in accordance with IFRS.

Audited Financial Statements

Our consolidated financial statements for the 2022, 2021 and 2020 fiscal years as required under Item 17 are included immediately following the text of this Annual Report. The audit reports of the Company are included herein immediately preceding the financial statements.

Policy on Dividend Distributions

The Company has not paid any dividends on its outstanding common shares since its incorporation and does not anticipate that it will do so in the foreseeable future. The payment of dividends in the future, if any, is within the discretion of the Board of Directors and will depend upon our earnings, our capital requirements and financial condition and other relevant factors. We do not anticipate declaring or paying any dividends in the foreseeable future.

8.B. Significant Changes

Except as disclosed elsewhere in this annual report, no significant change has occurred since the date of our consolidated financial statements filed as part of this annual report.

ITEM 9. THE OFFER AND LISTING

9.A. Offer and Listing Details

Not Applicable.

9.B. Plan of Distribution

Not Applicable.

9.C. Markets

Our common shares have been listed on the Nasdaq Capital Market since November 19, 2021, under the symbol “LITM.”

9.D. Selling Shareholders

Not Applicable.

9.E. Dilution

Not Applicable.

9.F. Expenses of the Issue

Not Applicable.

ITEM 10. ADDITIONAL INFORMATION

10.A. Share Capital

Not applicable.

10.B. Memorandum and Articles of association

The description of certain terms and provisions of our articles of incorporation, as amended, and certain related sections of the Corporations Act (Manitoba) is incorporated by reference to our Registration Statement filed on Form F-1 (File No. 333-264098) filed with the SEC and as declared effective on April 7, 2022.

10.C. Material Contracts

All material contracts governing the business of the Company are described elsewhere in this annual report on Form 20-F or in the information incorporated by reference herein.

10.D. Exchange controls

Canada has no system of exchange controls. We are not aware of any governmental laws, decrees, regulations or other legislation in Canada that restrict the export or import of capital, including the availability of cash and cash equivalents for use by our affiliated companies, or that affect the remittance of dividends, interest, royalties or similar payments to non-resident holders of Company securities, although there may be Canadian and other foreign tax considerations. See Item 10(E) — “Taxation.”

10.E. Taxation

Canadian Income Tax Considerations

The following summary describes, as of the date hereof, the material Canadian federal income tax considerations generally applicable to a purchaser who acquires, as a beneficial owner, common shares pursuant to this report and who, at all relevant times, for the purposes of the application of the Income Tax Act (Canada) and the Income Tax Regulations (which we collectively refer to as the Canadian Tax Act), (i) is not, and is not deemed to be, resident in Canada for purposes of the Canadian Tax Act and any applicable income tax treaty or convention; (ii) deals at arm’s length with us; (iii) is not affiliated with us; (iv) does not use or hold, and is not deemed to use or hold, common shares in a business or part of a business carried on in Canada; (v) has not entered into, with respect to the common shares, a “derivative forward agreement”, as that term is defined in the Canadian Tax Act and (vi) holds the common shares as capital property (which we refer to as a Non-Canadian Holder). This summary does not apply to a Non-Canadian Holder that is an insurer carrying on an insurance business in Canada and elsewhere or an “authorized foreign bank”, as that term is defined in the Canadian Tax Act. Such Non-Canadian Holders should consult their tax advisors for advice having regards to their particular circumstances.

This summary is based on the current provisions of the Canadian Tax Act, and an understanding of the current administrative policies of the Canada Revenue Agency published in writing prior to the date hereof. It takes into account all specific proposals to amend the Canadian Tax Act and the Canada-United States Tax Convention (1980), as amended, or the Canada-U.S. Tax Treaty, publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (which we refer to as the Proposed Amendments) and assumes that all Proposed Amendments will be enacted in the form proposed. However, no assurances can be given that the Proposed Amendments will be enacted as proposed, or at all. This summary does not otherwise take into account or anticipate any changes in law or administrative policy or assessing practice whether by legislative, regulatory, administrative or judicial action nor does it take into account tax legislation or considerations of any province, territory or foreign jurisdiction, which may differ from those discussed herein.

This summary is of a general nature only and is not, and is not intended to be, legal or tax advice to any particular shareholder, and no representations with respect to the income tax consequences to any particular shareholder are made. This summary is not exhaustive of all Canadian federal income tax considerations. Accordingly, you should consult your own tax advisor with respect to your particular circumstances.

Generally, for purposes of the Canadian Tax Act, all amounts relating to the acquisition, holding or disposition of the common shares must be converted into Canadian dollars based on the exchange rates as determined in accordance with the Canadian Tax Act. The amount of any dividends, capital gains or capital losses realized by a Non-Canadian Holder may be affected by fluctuations in the Canadian exchange rate.

Dividends

Dividends paid or credited on the common shares or deemed to be paid or credited on the common shares to a Non-Canadian Holder will be subject to Canadian withholding tax at the rate of 25%, subject to any reduction in the rate of withholding to which the Non-Canadian Holder is entitled under any applicable income tax treaty or convention between Canada and the country in which the Non-Canadian Holder is resident. For example, under the Canada-U.S. Tax Treaty, where dividends on the common shares are considered to be paid to or derived by a Non-Canadian Holder that is a beneficial owner of the dividends and is a U.S. resident for the purposes of, and is entitled to benefits of, the Canada-U.S. Tax Treaty, the applicable rate of Canadian withholding tax is generally reduced to 15% (or 5% in the case of a U.S. Holder that is a corporation beneficially owning at least 10% of all of the issued voting shares). We will be required to withhold the applicable withholding tax from any dividend and remit it to the Canadian government for the Non-Canadian Holder’s account. Non-Canadian Holders are urged to consult their own tax advisors to determine their entitlement to relief under an applicable income tax treaty.

Dispositions

A Non-Canadian Holder will not be subject to tax under the Canadian Tax Act on any capital gain realized on a disposition or deemed disposition of a common share, nor will capital losses arising therefrom be recognized under the Canadian Tax Act, unless (i) the common shares are “taxable Canadian property” to the Non-Canadian Holder for purposes of the Canadian Tax Act at the time of disposition; and (ii) the Non-Canadian Holder is not entitled to relief under an applicable income tax treaty or convention between Canada and the country in which the Non-Canadian Holder is resident.

Generally, the common shares will not constitute “taxable Canadian property” to a Non-Canadian Holder at a particular time provided that the common shares are listed at that time on a “designated stock exchange” (as defined in the Canadian Tax Act), which includes Nasdaq unless at any particular time during the 60-month period that ends at that time:

●	at least 25% of the issued shares of any class or series of our capital stock was owned by or belonged to any combination of (a) the Non-Canadian Holder, (b) persons with whom the Non-Canadian Holder does not deal at arm’s length, and (c) partnerships in which the Non-Canadian Holder or a person described in (b) holds a membership interest directly or indirectly through one or more partnerships, and

●	more than 50% of the fair market value of the common shares was derived, directly or indirectly, from one or any combination of : (i) real or immoveable property situated in Canada, (ii) “Canadian resource properties” (as that term is defined in the Canadian Tax Act), (iii) “timber resource properties” (as that term is defined in the Canadian Tax Act) and (iv) options in respect of, or interests in, or for civil law rights in, property in any of the foregoing whether or not the property exists.

Notwithstanding the foregoing, in certain circumstances, common shares could be deemed to be “taxable Canadian property.”

A Non-Canadian Holder’s capital gain (or capital loss) of a disposition or deemed disposition of common shares that constitute or are deemed to constitute taxable Canadian property (and are not “treaty-protected property” as defined in the Canadian Tax Act) generally will be computed and taxed as though the Canadian Holder were a Resident Holder. Such Non-Canadian Holder may be required to report the disposition or deemed disposition of common shares by filing a tax return in accordance with the Canadian Tax Act. Non-Canadian Holders whose common shares may be taxable Canadian property should consult their own tax advisors regarding the tax and compliance considerations that may be relevant to them.

U.S. Federal Income Taxation Considerations

The following discussion describes the material U.S. federal income tax consequences relating to the ownership and disposition of common shares by U.S. Holders (as defined below). This discussion applies to U.S. Holders that purchase our common and hold such common shares as capital assets. This summary does not deal with all possible tax consequences relating to an investment in our common shares, such as the tax consequences under state, local or other tax laws.

The discussion below of the U.S. federal income tax consequences to “U.S. Holders” will apply to a beneficial owner of our common shares that is for U.S. federal income tax purposes:

●	an individual citizen or resident of the United States;

●	a corporation (or other entity treated as a corporation) that is created or organized (or treated as created or organized) in or under the laws of the United States, any state thereof or the District of Columbia;

●	an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of its source; or

●	a trust if (i) a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust, or (ii) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

A beneficial owner of our common shares that is described above is referred to herein as a “U.S. Holder”. If a beneficial owner of our common shares is not described as a U.S. Holder and is not an entity treated as a partnership or other pass-through entity for U.S. federal income tax purposes, such owner will be considered a “Non-U.S. Holder”. The material U.S. federal income tax consequences applicable specifically to Non-U.S. Holders of owning and disposing of our common shares are described below under the heading “Non-U.S. Holders”.

This discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect.

This discussion does not address all of the U.S. federal income tax consequences that may be relevant to specific U.S. Holders in light of their particular circumstances.. In particular, this discussion considers only holders that own and hold our common shares as capital assets within the meaning of Section 1221 of the Code, and does not address the potential application of the alternative minimum tax. In addition, this discussion does not address the U.S. federal income tax consequences to holders that are subject to special rules, including:

●	financial institutions or financial services entities;

●	insurance companies;

●	currency or securities dealers and traders in securities or other persons that generally mark their securities to market for U.S. federal income tax purposes;

●	tax-exempt entities;

●	governments or agencies or instrumentalities thereof;

●	retirement plans;

●	regulated investment companies;

●	real estate investment trusts;

●	certain expatriates or former long-term residents of the United States;

●	persons who hold our common shares as part of a “straddle”, “hedge”, “conversion transaction”, “synthetic security” or integrated investment;

●	persons that have a “functional currency” other than the U.S. dollar;

●	persons that own directly, indirectly or through attribution 5% or more of the voting power of our shares;

●	corporations that accumulate earnings to avoid U.S. federal income tax;

●	persons subject to special tax accounting rules under Section 451(b) of the Code; or

●	partnerships and other pass-through entities, and investors in such pass-through entities.

This discussion does not address any aspect of U.S. federal non-income tax laws, such as gift or estate tax laws, or state, local or non-U.S. tax laws or, except as discussed herein, any tax reporting obligations applicable to a holder of our common shares. Additionally, this discussion does not consider the tax treatment of partnerships or other pass-through entities or persons who hold our common shares through such entities. If a partnership (or other entity classified as a partnership for U.S. federal income tax purposes) is the beneficial owner of our common shares, the U.S. federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. This discussion also assumes that any distribution made (or deemed made) by us on our common shares and any consideration received (or deemed received) by a holder in consideration for the sale or other disposition of our common shares will be in U.S. dollars.

We have not sought, and will not seek, a ruling from the Internal Revenue Service, or the IRS or an opinion of counsel as to any U.S. federal income tax consequence described herein. The IRS may disagree with the description herein, and its determination may be upheld by a court. Moreover, there can be no assurance that future legislation, regulations, administrative rulings or court decisions will not adversely affect the accuracy of the statements in this discussion.

THIS DISCUSSION IS ONLY A SUMMARY OF THE MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF OUR COMMON SHARES. IT IS NOT TAX ADVICE. EACH HOLDER OF OUR COMMON SHARES IS URGED TO CONSULT ITS OWN TAX ADVISOR IN RESPECT TO THE PARTICULAR TAX CONSEQUENCES TO SUCH HOLDER OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF OUR COMMON SHARES, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL, AND NON-U.S. TAX LAWS, AS WELL AS U.S. FEDERAL TAX LAWS AND ANY APPLICABLE TAX TREATIES.

Passive Foreign Investment Company Consequences

In general, a corporation organized outside the United States will be treated as a passive foreign investment company, or PFIC, for any taxable year in which either (1) at least 75% of its gross income is “passive income” or (2) on average at least 50% of its assets, determined on a quarterly basis, are assets that produce passive income or are held for the production of passive income. Passive income for this purpose generally includes, among other things, dividends, interest, royalties, rents (other than certain rents or royalties derived from the active conduct of a trade or business), and gains from the sale or exchange of property that gives rise to passive income. Assets that produce or are held for the production of passive income generally include cash, even if held as working capital or raised in a public offering, marketable securities, and other assets that may produce passive income. Generally, in determining whether a non-U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account.

Although we do not believe that we were a PFIC for the year ending June 30, 2021, our determination is based on an interpretation of complex provisions of the law, which are not addressed in a significant number of administrative pronouncements or rulings by the Internal Revenue Service, or IRS. Accordingly, there can be no assurance that our conclusions regarding our status as a PFIC for the 2021 taxable year will not be challenged by the IRS and, if challenged, upheld in appropriate proceedings.  In addition, because PFIC status is determined on an annual basis and generally cannot be determined until the end of the taxable year, there can be no assurance that we will not be a PFIC for the current taxable year. Because we may continue to hold a substantial amount of cash and cash equivalents, and because the calculation of the value of our assets may be based in part on the value of our common shares, which may fluctuate considerably, we may be a PFIC in future taxable years. Even if we determine that we are not a PFIC for a taxable year, there can be no assurance that the IRS will agree with our conclusion and that the IRS would not successfully challenge our position. Our status as a PFIC is a fact-intensive determination made on an annual basis.

If we are determined to be a PFIC in any taxable year (or portion thereof) during which a U.S. Holder owns our common shares, the U.S. Holder could be liable for additional taxes and interest charges under the “PFIC excess distribution regime” upon (1) a distribution paid during a taxable year that is greater than 125% of the average annual distributions paid in the three preceding taxable years, or, if shorter, the U.S. Holder’s holding period for our common shares, and (2) any gain recognized on a sale, exchange or other disposition, including a pledge, of our common shares, whether or not we continue to be a PFIC. Under the PFIC excess distribution regime, the tax on such distribution or gain would be determined by allocating the distribution or gain ratably over the U.S. Holder’s holding period for our common shares. The amount allocated to the current taxable year (i.e., the year in which the distribution occurs or the gain is recognized) and any year prior to the first taxable year in which we are a PFIC will be taxed as ordinary income earned in the current taxable year. The amount allocated to other taxable years will be taxed at the highest marginal rates in effect for individuals or corporations, as applicable, to ordinary income for each such taxable year, and an interest charge, generally applicable to underpayments of tax, will be added to the tax.

If we are determined to be a PFIC for any year during which a U.S. Holder holds our common shares, we must generally continue to be treated as a PFIC by that holder for all succeeding years during which the U.S. Holder holds our common shares, unless we cease to meet the requirements for PFIC status and the U.S. Holder makes a “deemed sale” election with respect to our common shares. If the election is made, the U.S. Holder will be deemed to sell our common shares it holds at their fair market value on the last day of the last taxable year in which we qualified as a PFIC, and any gain recognized from such deemed sale would be taxed under the PFIC excess distribution regime. After the deemed sale election, the U.S. Holder’s common shares would not be treated as shares of a PFIC unless we subsequently become a PFIC.

If we are determined to be a PFIC for any taxable year during which a U.S. Holder holds our common shares and one of our non-U.S. corporate subsidiaries is also a PFIC (i.e., a lower-tier PFIC), such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC and would be taxed under the PFIC excess distribution regime on distributions by the lower-tier PFIC and on gain from the disposition of shares of the lower-tier PFIC even though such U.S. Holder would not receive the proceeds of those distributions or dispositions. Each U.S. Holder is advised to consult its tax advisors regarding the application of the PFIC rules to our non-U.S. subsidiaries.

If we are a PFIC, a U.S. Holder will not be subject to tax under the PFIC excess distribution regime on distributions or gain recognized on our common shares if such U.S. Holder makes a valid “mark-to-market” election for our common shares. A mark-to-market election is available to a U.S. Holder only for “marketable stock”.

Our common shares will be marketable stock so long as they remain listed on Nasdaq and are regularly traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. If a mark-to-market election is in effect, a U.S. Holder generally would take into account, as ordinary income each year, the excess of the fair market value of our common shares held at the end of such taxable year over the adjusted tax basis of such common shares. The U.S. Holder would also take into account, as an ordinary loss each year, the excess of the adjusted tax basis of such our common shares over their fair market value at the end of the taxable year, but only to the extent of the excess of amounts previously included in income over ordinary losses deducted as a result of the mark-to-market election. The U.S. Holder’s tax basis in our common shares would be adjusted to reflect any income or loss recognized as a result of the mark-to-market election. Any gain from a sale, exchange or other disposition of our common shares in any taxable year in which we are a PFIC would be treated as ordinary income and any loss from such sale, exchange or other disposition would be treated first as ordinary loss (to the extent of any net mark-to-market gains previously included in income) and thereafter as capital loss.

A mark-to-market election will not apply to our common shares for any taxable year during which we are not a PFIC, but will remain in effect with respect to any subsequent taxable year in which we become a PFIC. Such election will not apply to any non-U.S. subsidiaries that we may organize or acquire in the future. Accordingly, a U.S. Holder may continue to be subject to tax under the PFIC excess distribution regime with respect to any lower-tier PFICs that we may organize or acquire in the future notwithstanding the U.S. Holder’s mark-to-market election for our common shares.

The tax consequences that would apply if we are a PFIC would also be different from those described above if a U.S. Holder were able to make a valid qualified electing fund, or QEF, election (or a QEF election along with a purging election). Pursuant to the QEF election, a U.S. Holder generally will be required to include in income its pro rata share of our net capital gains (as long-term capital gain) and other earnings and profits (as ordinary income), on a current basis, in each case whether or not distributed, in the taxable year of the U.S. Holder in which or with which our taxable year ends if we qualified as a PFIC in that taxable year. At this time, we do not expect to provide U.S. Holders with the information necessary for a U.S. Holder to make a QEF election. Consequently, prospective investors should assume that a QEF election will not be available.

Each U.S. person that is an investor of a PFIC is generally required to file an annual information return on IRS Form 8621 containing such information as the U.S. Treasury Department may require. The failure to file IRS Form 8621 could result in the imposition of penalties and the extension of the statute of limitations with respect to U.S. federal income tax.

The U.S. federal income tax rules relating to PFICs and mark-to-market elections are very complex and are affected by various factors in addition to those described above. Prospective U.S. investors are strongly urged to consult their own tax advisors with respect to the impact of PFIC status on the purchase, ownership and disposition of our common shares, the consequences to them of an investment in a PFIC, any elections available with respect to our common shares and the IRS information reporting obligations with respect to the purchase, ownership and disposition of the common shares of a PFIC.

Distributions

Subject to the discussion above under “—Passive Foreign Investment Company Consequences”, a U.S. Holder that receives a distribution with respect to our common shares generally will be required to include the gross amount of such distribution in gross income as a dividend when actually or constructively received to the extent of the U.S. Holder’s pro rata share of our current and/or accumulated earnings and profits (as determined under U.S. federal income tax principles). To the extent a distribution received by a U.S. Holder is not a dividend because it exceeds the U.S. Holder’s pro rata share of our current and accumulated earnings and profits, it will be treated first as a tax-free return of capital and reduce (but not below zero) the adjusted tax basis of the U.S. Holder’s common shares. To the extent the distribution exceeds the adjusted tax basis of the U.S. Holder’s common shares, the remainder will be taxed as capital gain. Because we may not account for our earnings and profits in accordance with U.S. federal income tax principles, U.S. Holders should expect all distributions to be reported to them as dividends. Distributions on our common shares that are treated as dividends generally will constitute income from sources outside the United States for foreign tax credit purposes and generally will constitute passive category income. Such dividends will not be eligible for the “dividends received” deduction generally allowed to corporate shareholders with respect to dividends received from U.S. corporations.

A U.S. Holder receiving a distribution from which the 25% Canadian withholding tax (as described above in “Canadian Income Tax Considerations – Dividends”) has been deducted may be entitled to a foreign tax credit in determining the U.S. Holder’s federal income tax liability for the year in which the distribution is received. The availability of a full or partial foreign tax credit in respect of such Canadian withholding tax is determined under rules of considerable complexity, and the foreign tax credit may not be available in all cases. Prospective U.S. investors are strongly urged to consult their own tax advisors with respect to the availability of the foreign tax credit with respect to distributions received from which Canadian tax has been withheld at source.

Dividends paid by a “qualified foreign corporation” are eligible for taxation for certain non-corporate U.S. Holders at a reduced capital gains rate rather than the marginal tax rates generally applicable to ordinary income provided that certain requirements are met. However, if we are a PFIC for the taxable year in which the dividend is paid or the preceding taxable year (see discussion above under “—Passive Foreign Investment Company Consequences”), we will not be treated as a qualified foreign corporation, and therefore the reduced capital gains tax rate described above will not apply. Each U.S. Holder is advised to consult its tax advisors regarding the availability of the reduced tax rate on dividends with regard to its particular circumstances.

A non-United States corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation (a) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information provision, or (b) with respect to any dividend it pays on our common shares that are readily tradable on an established securities market in the United States. We believe that we qualify as a resident of Canada for purposes of, and are eligible for the benefits of, the U.S.-Canada Treaty, although there can be no assurance in this regard. Further, the IRS has determined that the U.S.-Canada Treaty is satisfactory for purposes of the qualified dividend rules and that it includes an exchange of information provision. Therefore, subject to the discussion above under “—Passive Foreign Investment Company Consequences”, if the U.S.-Canada Treaty is applicable, such dividends will generally be “qualified dividend income” in the hands of individual U.S. Holders, provided that certain conditions are met, including holding period and the absence of certain risk reduction transactions.

Sale, Exchange or Other Disposition of our Common Shares

Subject to the discussion above under “—Passive Foreign Investment Company Consequences”, a U.S. Holder generally will recognize capital gain or loss for U.S. federal income tax purposes upon the sale, exchange or other taxable disposition of our common shares in an amount equal to the difference, if any, between the amount realized (i.e., the amount of cash plus the fair market value of any property received) on the sale, exchange or other disposition and such U.S. Holder’s adjusted tax basis in our common shares. Such capital gain or loss generally will be long-term capital gain taxable at a reduced rate for noncorporate U.S. Holders or long-term capital loss if, on the date of sale, exchange or other disposition, our common shares were held by the U.S. Holder for more than one year. Any capital gain of a non-corporate U.S. Holder that is not long-term capital gain is taxed at ordinary income rates. The deductibility of capital losses is subject to limitations.

If Canadian income tax applies to any gain from the disposition of our common shares by a U.S. Holder, such tax may be treated as a foreign tax eligible for a deduction from such holder’s U.S. federal taxable income or a foreign tax credit against such holder’s U.S. federal income tax liability (subject to applicable conditions and limitations). In addition, if such Canadian tax applies to any gain, such U.S. Holder may be entitled to certain benefits under the U.S.-Canada Tax Treaty if such holder is considered a resident of the United States for purposes of, and otherwise meets the requirements of, the U.S.-Canada Tax Treaty. U.S. Holders should consult their own tax advisors regarding the deduction or credit for any such Canadian tax and their eligibility for the benefits of the U.S.-Canada Tax Treaty.

Medicare Tax

Under current law, U.S. Holders that are individuals, estates or trusts and whose income exceeds certain thresholds generally are subject to a 3.8% Medicare contribution tax on unearned income, including, without limitation, dividend on, and gains from the sale or other taxable disposition of our common shares, subject to certain limitations and exceptions. U.S. Holders should consult their own tax advisors regarding the effect, if any, of such tax on their ownership and disposition of our common shares..

Non-U.S. Holders

Cash dividends paid to a Non-U.S. Holder in respect to our common shares generally will not be subject to U.S. federal income tax, unless such dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base that such holder maintains or maintained in the United States).

In addition, a Non-U.S. Holder generally will not be subject to U.S. federal income tax on any gain attributable to a sale or other taxable disposition of our common shares unless such gain is effectively connected with its conduct of a trade or business in the United States (and, if required by an applicable income tax treaty is attributable to a permanent establishment or fixed base that such holder maintains or maintained in the United States) or the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of sale or other disposition and certain other conditions are met (in which case such gain from U.S. sources generally is subject to U.S. federal income tax at a 30% rate or a lower applicable tax treaty rate).

Cash dividends and gains that are effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base that such holder maintains or maintained in the United States) generally will be subject to regular U.S. federal income tax at the same regular U.S. federal income tax rates applicable to a comparable U.S. Holder and, in the case of a Non-U.S. Holder that is a corporation for U.S. federal income tax purposes, may also be subject to an additional branch profits tax at a 30% rate or a lower applicable tax treaty rate.

Information Reporting

In general, information reporting for U.S. federal income tax purposes should apply to cash distributions made on our common shares within the United States to a U.S. Holder (other than an exempt recipient) and to the proceeds from sales and other dispositions of our common shares by a U.S. Holder (other than an exempt recipient) to or through a U.S. office of a broker. Payments made (and sales and other dispositions effected at an office) outside the United States will be subject to information reporting in limited circumstances. In addition, certain information concerning a U.S. Holder’s adjusted tax basis in its common shares and adjustments to that tax basis and whether any gain or loss with respect to such common shares is long-term or short-term also may be required to be reported to the IRS, and certain holders may be required to file an IRS Form 8938 (Statement of Specified Foreign Financial Assets) to report their interest in our common shares.

Moreover, backup withholding of U.S. federal income tax, at a rate of 24%, generally will apply to cash dividends paid on our common shares to a U.S. Holder (other than an exempt recipient) and the proceeds from sales and other dispositions of our common shares by a U.S. Holder (other than an exempt recipient), in each case who:

●	fails to provide an accurate taxpayer identification number;

●	is notified by the IRS that backup withholding is required; or

●	in certain circumstances fails to comply with applicable certification requirements.

A Non-U.S. Holder generally may eliminate the requirement for information reporting and backup withholding by providing certification of its foreign status, under penalties of perjury, on a duly executed applicable IRS Form W-8 or by otherwise establishing an exemption.

Backup withholding is not an additional tax. Rather, the amount of any backup withholding will be allowed as a credit against a U.S. Holder’s or a Non-U.S. Holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that certain required information is timely furnished to the IRS. Holders are urged to consult their own tax advisors regarding the application of backup withholding and the availability of and procedures for obtaining an exemption from backup withholding in their particular circumstances.

EACH PROSPECTIVE INVESTOR IS URGED TO CONSULT ITS OWN TAX ADVISOR ABOUT THE TAX CONSEQUENCES TO IT OF AN INVESTMENT IN COMMON SHARES IN LIGHT OF THE INVESTOR’S OWN CIRCUMSTANCES.

10.F. Dividends and paying agents

Not applicable.

10.G. Statement by experts

Not applicable.

10.H. Documents on display

We have filed this annual report on Form 20-F with the SEC under the Exchange Act. Statements made in this report as to the contents of any document referred to are not necessarily complete. With respect to each such document filed as an exhibit to this report, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.

We are subject to the informational requirements of the Exchange Act as a foreign private issuer and file reports and other information with the SEC. Reports and other information filed by us with the SEC, including this report, may be viewed from the SEC’s Internet site at http://www.sec.gov. In addition, we will provide hardcopies of our annual report free of charge to shareholders upon request.

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

10.I. Subsidiary Information

Not required.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Snow Lake’s activities expose it to a variety of financial risks: market risk (including foreign currency risk and interest rate risk), credit risk and liquidity risk. The overall risk management strategy focuses on the unpredictability of the finance markets and seeks to minimize the potential adverse effects on the financial performance. Snow Lake uses different methods to measure different types of risk to which it is exposed. These methods include sensitivity analysis in the case of interest rate, foreign exchange and other price risks, ageing analysis for credit risk and beta analysis in respect of investment portfolios to determine market risk. Risk management is carried out under the direction of the Board. Please see note 19 to our audited consolidated financial statements for further information with respect to certain of these risks.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

12.A. Debt Securities

Not applicable.

12.B. Warrants and Rights

Not applicable.

12.C. Other Securities

Not applicable.

12.D. American Depositary Shares

We do not have any American Depositary Shares.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

14.A.-D. Material Modifications to the Rights of Security Holders.

There have been no material modifications to the rights of our security holders.

14.E. Use of Proceeds.

The following “Use of Proceeds” information relates to the registration statement on Form F-1 (File Number 333-254755) (the “F-1 Registration Statement”) in relation to our initial public offering of 3,680,000 common shares at a public offering price of US$7.50 per share.

The F-1 Registration Statement became effective on November 18, 2021. For the period from the effective date of the F-1 Registration Statement to June 30, 2022, the total expenses incurred for our company’s account in connection with our IPO was approximately $2.46 million, which included $2.07 million in underwriting discounts and commissions for the IPO and approximately $0.39 million in other costs and expenses. We received net proceeds of approximately $25.13 million   from our initial public offering. None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds from the initial public offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates.

For the period from November 18, 2021, the date that the F-1 Registration Statement was declared effective by the SEC, to June 30, 2022, the following is our reasonable estimate of the uses of the proceeds from the IPO:

●	Approximately C$4.74 million was used for resource development activities such as drilling, soil sampling, as well as potential project acquisition;

●	Approximately C$1.56 million was used for technical studies and reports such as preliminary economic assessment, preliminary feasibility study, resource modelling and/or technical reports such as an S-K 1300 compliant report;

●	Approximately $C2.04 million was used for corporate purposes such as salaries, office, public company fees, audit fees, director and officer insurance premium payments or other similar uses; and

●	Approximately C$0.1 million was used for general corporate expenses.

There has not been, and we do not expect, any material change in the planned use of proceeds from the initial public offering as described in the prospectus filed with the SEC pursuant to Rule 424(b)(4) under the Securities Act dated November 18, 2021. As of the date of this Annual Report on Form 20-F, we have allocated a portion of the net proceeds of the offering for additional exploratory drilling, the preparation of a PEA, other technical studies and reports, possible strategic project acquisitions, marketing and general corporate purposes and the remaining proceeds for the potential built-out of a proposed lithium hydroxide plant and the fulfilment of conditions under the Memo of Understanding with LG Energy Solutions.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to ensure that information required to be disclosed by us in reports filed or submitted under the Securities Exchange Act of 1934 (“Exchange Act”) is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. Disclosure controls include, without limitation, controls and procedures designed to ensure that information required to be disclosed under the Exchange Act is accumulated and communicated to management, including principal executive and financial officers, as appropriate, to allow timely decisions regarding required disclosure. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

Our management carried out an evaluation, under the supervision of our chief executive officer and chief financial officer, of the effectiveness of our disclosure controls and procedures as such term is defined under Rule 13a-15(e) promulgated under the Exchange Act as of June 30, 2022. Based on that evaluation, our management, including our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective as of the end of the period covered by this annual report.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with U.S. GAAP and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of a company’s assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that a company’s receipts and expenditures are being made only in accordance with authorizations of a company’s management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of a company’s assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, a system of internal control over financial reporting can provide only reasonable assurance with respect to consolidated financial statements preparation and presentation and may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management evaluated the effectiveness of our internal control over financial reporting as of June 30, 2022. In making this evaluation, management used the framework established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). The COSO framework summarizes each of the components of a company’s internal control system, including the control environment, risk assessment, control activities, information and communication, and monitoring activities. Based on this evaluation, our management determined that our internal control over financial reporting was effective as of June 30, 2022.

Attestation Report of Independent Registered Public Accounting Firm

Not required.

Changes in Internal Controls over Financial Reporting

There were no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act, as amended) that occurred during the year ended June 30, 2022 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

It should be noted that while our management believes that our disclosure controls and procedures provide a reasonable level of assurance, our management does not expect that our disclosure controls and procedures or internal financial controls will prevent all errors or fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

ITEM 16. [RESERVED]

ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT.

Our Board of Directors has determined that Ms. Hadassah Slater is the “Audit Committee Financial Expert” as such term is defined in Item 407(d) of Regulation S-K promulgated by the SEC and also meets NASDAQ’s financial sophistication requirements. She is an “independent director” as defined by the rules and regulations of NASDAQ.

ITEM 16B.  CODE OF ETHICS.

Our code of conduct and business ethics conforms to the rules and regulations of NASDAQ. The code of conduct and business ethics applies to all of our directors, officers and employees, including our principal executive officer, principal financial officer and principal accounting officer, and addresses, among other things, honesty and ethical conduct, conflicts of interest, compliance with laws, regulations and policies, including disclosure requirements under the federal securities laws, confidentiality, trading on inside information, and reporting of violations of the code.  A copy of our Code of Conduct is available at our website. Any future changes to the Code of Conduct will be posted on the Company’s website or filed as an exhibit to a report filed with the SEC within five business days of the change being effective.

ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES.

The following table represents aggregate fees billed to the Company for fiscal years ended June 30, 2022, 2021 and 2020 by DeVisser Gray LLP, the Company’s principal accounting firm.

Accountant Fees and Services	2021	2021	2020
	C$	C$	C$
Audit Fees	45,000	33,000	25,000
Audit Related Fees (F1 review)	9,500	30,000	-
Tax Fees	-	-	-
All Other Fees	8,000	-	-
	62,000	63,000	25,000

Audit Fees

The audit fees for the years ended June 30, 2022, 2021 and 2020, are C$45,000 (approximately US$34,922), C$33,000 (approximately US$25,609) and C$25,000 (approximately US$19,401) respectively, were paid for professional services rendered for the audits of our consolidated financial statements, half year reviews, consents, and assistance with review of documents filed with the SEC.

“Audit-related fees” means fees billed for professional services rendered by our principal auditors associated with certain due diligence projects.

Tax Fees

“Tax Fees” consisted of the aggregate fees billed for professional services rendered for tax compliance, tax advice and tax planning. Included in such Tax Fees were fees for tax consultancy and advice on other tax planning matters.

Our Board of Directors pre-approves all auditing services and permitted non-audit services to be performed for us by our independent auditor, including the fees and terms thereof (subject to the de minimums exceptions for non-audit services described in Section 10A(i)(l)(B) of the Exchange Act that are approved by our Board of Directors prior to the completion of the audit). The percentage of services provided for which we paid audit-related fees, tax fees, or other fees that were approved by our Board of Directors pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X promulgated by the SEC was 100%.

Other Fees

Not applicable.

ITEM 16D.  EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.

Not applicable.

ITEM 16E.  PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

There were no purchases of equity securities made by or on behalf of us or any “affiliated purchaser” as defined in Rule 10b-18 of the Exchange Act during the period covered by this Annual Report.

ITEM 16F.  CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT.

Not applicable.

ITEM 16G.  CORPORATE GOVERNANCE.

We are incorporated in Manitoba, Canada and our corporate governance practices are governed by applicable laws of Manitoba and our certificate of incorporation and amendments. In addition, because our common shares are listed on the Nasdaq Stock Market, or Nasdaq, we are subject to Nasdaq’s corporate governance requirements.

Prior to April 7, 2022, we were a “controlled company” within the meaning of the Nasdaq Listing Rules, where more than 50% of the voting power of our securities for the election of directors was held by an individual, group or another company and, as a result, qualified for and relied on exemptions from certain Nasdaq corporate governance requirements, including, without limitation (i) the requirement that to hold an annual meeting of shareholders no later than one year after the end of its fiscal year; (ii) the requirement that the compensation of our officers be determined or recommended to our board of directors by a compensation committee that is comprised solely of independent directors, and (iii) the requirement that director nominees be selected or recommended to the board of directors by a majority of independent directors or a nominating and corporate governance committee comprised solely of independent directors. Since we relied on the “controlled company” exemption, we were not required to have either a compensation committee or a nominating and corporate governance committee composed solely of independent directors.

On April 7, 2022, we ceased to be a “controlled company” under the rules of Nasdaq due to a resale offering conducted by our largest shareholder Nova. However, as a foreign private issuer, Nasdaq Listing Rule 5615(a)(3) permits us to follow home country practices in lieu of certain requirements of Listing Rule 5600, provided that we disclose in our annual report filed with the SEC each requirement of Rule 5600 that we do not follow and describe the home country practice followed in lieu of such requirement.

We are currently following some Canadian corporate governance practices in lieu of Nasdaq corporate governance listing standards as follows:

●	We are currently following Canadian corporate governance practice in lieu of Nasdaq Rule 5605(d)(2), which requires a compensation committee to compose entirely of independent directors. Mr. Philip Gross, our chairman serves as non-independent directors in the compensation committee.

●	We are currently following Canadian corporate governance practice in lieu of Nasdaq Rule 5605(e)(1)(B), which requires a nominating and corporate governance committee to compose entirely of independent directors. Mr. Philip Gross, our chairman serves as non-independent directors in our nominating and corporate governance committee.

●	We are currently following Canadian corporate governance practice in lieu of Nasdaq Rule 5635(a), which requires shareholder approval prior to the issuance of securities in connection with the acquisition of the stock or assets of another company in certain circumstances.

●	We are currently following Canadian corporate governance practice in lieu of Nasdaq Rule 5635(c), which requires shareholder approval for the establishment of or any material amendments to equity compensation or purchase plans or other equity compensation arrangements.

●	We are currently following Canadian corporate governance practice in lieu of Nasdaq Rule 5635(d), which requires shareholder approval in order to enter into any transaction, other than a public offering, involving the sale, issuance or potential issuance by the Company of common shares (or securities convertible into or exercisable for common shares) equal to 20% or more of the outstanding share capital of the Company or 20% or more of the voting power outstanding before the issuance for less than the greater of book or market value of the common shares.

We are currently following Canadian corporate governance practice in lieu of Nasdaq Rule 5605(b)(2) which requires the Company’s independent directors to have regularly scheduled meetings at which only independent directors are present.

Our Canadian counsel has provided relevant letters to Nasdaq certifying that under Canadian law, we are not required to seek shareholders’ approval in the above circumstances.

ITEM 16H.  MINE SAFETY DISCLOSURE.

Not applicable.

ITEM 16I.  DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS.

Not applicable.

PART III

ITEM 17.  FINANCIAL STATEMENTS

The Company has elected to provide financial statements pursuant to Item 18.

ITEM 18.  FINANCIAL STATEMENTS

Our audited Financial Statements are included as the “F” pages attached to this report.

All financial statements in this Annual Report, unless otherwise stated, are presented in accordance with IFRS.

ITEM 19. EXHIBITS

Exhibit No.	Description
1.1	Certificate of Incorporation dated May 25, 2018 and Articles of Incorporation of Snow Lake Resources Ltd. (incorporated by reference to Exhibit 3.1 to Registration Statement on Form F-1 filed on March 26, 2021)
1.2	Certificate of Amendment dated November 9, 2020 and Articles of Amendment of Snow Lake Resources Ltd. (incorporated by reference to Exhibit 3.2 to Registration Statement on Form F-1 filed on March 26, 2021)
1.3	Certificate of Amendment dated October 7, 2021 and Articles of Amendment of Snow Lake Resources Ltd. (incorporated by reference to Exhibit 3.3 to Amendment No. 4 to Form F-1 filed on October 22, 2021)
1.4	Certificate of Amendment dated October 21, 2021 and Articles of Amendment of Snow Lake Resources Ltd. (incorporated by reference to Exhibit 3.4 to Amendment No. 4 to Form F-1 filed on October 22, 2021)
1.5	Bylaws of Snow Lake Resources Ltd. (incorporated by reference to Exhibit 3.4 to Registration Statement on Form F-1 filed on March 26, 2021)
2.1*	Description of Securities Pursuant to Section 12 of the Exchange Act as of June 30, 2022
4.1	Definitive Agreement, dated April 21, 2016, between Strider Resources Limited and Ashburton Ventures Inc. (incorporated by reference to Exhibit 10.1 to Registration Statement on Form F-1 filed on March 26, 2021)
4.2	Option Financing Agreement, dated September 26, 2016, between Ashburton Ventures Inc. and Manitoba Minerals Pty Ltd. (incorporated by reference to Exhibit 10.2 to Registration Statement on Form F-1 filed on March 26, 2021)
4.3	Amending Agreement, dated April 12, 2017, between Ashburton Ventures Inc. and Manitoba Minerals Pty Ltd. (incorporated by reference to Exhibit 10.3 to Registration Statement on Form F-1 filed on March 26, 2021)
4.4	Purchase of the Thompson Project Option Interest Agreement, dated November 14, 2018, between Progressive Planet Solutions Inc. and Snow Lake Resources Ltd.. (incorporated by reference to Exhibit 10.4 to Registration Statement on Form F-1 filed on March 26, 2021)
4.5	Agreement dated November 15, 2018, among Strider Resources Limited, Progressive Planet Solutions Inc. and Snow Lake Resources Ltd.. (incorporated by reference to Exhibit 10.5 to Registration Statement on Form F-1 filed on March 26, 2021)
4.6	Sale of Shares Agreement, dated March 8, 2019, among Nova Minerals Ltd, Manitoba Minerals Pty Ltd and Snow Lake Resources Ltd. (incorporated by reference to Exhibit 10.6 to Registration Statement on Form F-1 filed on March 26, 2021)
4.7	Amending Agreement, dated April 1, 2019, among Nova Minerals Ltd., Snow Lake Resources Ltd. and Manitoba Minerals Pty Ltd. (incorporated by reference to Exhibit 10.7 to Registration Statement on Form F-1 filed on March 26, 2021)
4.8	Consulting CEO Agreement dated December 2, 2020 between Snow Lake Resources Ltd. and Philip Gross (incorporated by reference to Exhibit 10.8 to Registration Statement on Form F-1 filed on March 26, 2021)
4.9	Consultant Agreement dated December 2, 2020 between Snow Lake Resources Ltd. and Derek Knight (incorporated by reference to Exhibit 10.9 to Registration Statement on Form F-1 filed on March 26, 2021)
4.10	Consultant Agreement dated January 1, 2019 between Snow Lake Resources Ltd. and Dale Schultz (incorporated by reference to Exhibit 10.10 to Registration Statement on Form F-1 filed on March 26, 2021)
4.11	Consulting Services Agreement dated February 25, 2021 between Snow Lake Resources Ltd. and Fintera Consulting Inc. (incorporated by reference to Exhibit 10.11 to Registration Statement on Form F-1 filed on March 26, 2021)

4.12	Snow Lake Resources Ltd. Stock Option Plan dated May 1, 2019 (incorporated by reference to Exhibit 10.12 to Registration Statement on Form F-1 filed on March 26, 2021)
4.13	Grant Agreement dated October 7, 2020 between MMDF Corporation and the Registrant (incorporated by reference to Exhibit 10.13 to Registration Statement on Form F-1 filed on March 26, 2021)
4.14	Memorandum of Understanding dated March 24, 2021 between Meglab Electronique Inc. and Snow Lake Resources Ltd. (incorporated by reference to Exhibit 10.14 to Registration Statement on Form F-1 filed on March 26, 2021)
4.15	Form of Independent Director Agreement (incorporated by reference to Exhibit 10.15 to Amendment No. 5 to Form F-1 filed on October 27, 2021)
4.16	Form of Indemnity Agreement (incorporated by reference to Exhibit 10.16 to Amendment No. 4 to Form F-1 filed on October 22, 2021)
4.17	Form of Lock-Up Agreement (included in Exhibit 1.1) (incorporated by reference to Exhibit 10.17 to Amendment No. 4 to Form F-1 filed on October 22, 2021)
4.18	Form of Subscription Agreement for Unsecured Convertible Debenture dated December 2020 of Snow Lake Resources Ltd. (incorporated by reference to Exhibit 10.18 to Amendment No. 5 to Form F-1 filed on October 27, 2021)
4.19	Form of Unsecured Convertible Debenture dated February 2021 of Snow Lake Resources Ltd. (incorporated by reference to Exhibit 10.19 to Amendment No. 5 to Form F-1 filed on October 27, 2021)
4.20	Snow Lake Resources Ltd. Amended and Restated Stock Option Plan adopted on October 26, 2021 (incorporated by reference to Exhibit 10.20 to Amendment No. 5 to Form F-1 filed on October 27, 2021)
4.21	Snow Lake Resources Ltd. Form of Stock Option Agreement (incorporated by reference to Exhibit 10.21 to Amendment No. 5 to Form F-1 filed on October 27, 2021)
4.22	Snow Lake Resources Ltd. Form of Note Conversion Agreement (incorporated by reference to Exhibit 10.22 to Amendment No. 6 to Form F-1 filed on November 4, 2021)
4.23*	Consultant Agreement dated November 1, 2021 between Snow Lake Resources Ltd. and DJS Consulting Inc.
4.24*	Consultant Agreement dated November 1, 2021 between Snow Lake Resources Ltd. and Surge Wealth Inc.
4.25*	Consultant Agreement dated November 1, 2021 between Snow Lake Resources Ltd. and Temple Global Asset Management LLC
4.26*	Form of Addendum to Consulting Services Agreement date August 1, 2022
4.27*	Memorandum of Understanding between Snow Lake Resources Ltd. and Epiroc Canada Inc. dated April 11, 2022
4.28*	Snow Lake Resources Ltd. Amended and Restated Stock Option Plan adopted on September 7, 2022
4.29*	Memorandum of Understanding between Snow Lake Resources Ltd. and LG Energy Solution dated September 22, 2022
8.1*	List of Subsidiaries of the Registrant
11.1	Code of Ethics and Business Conduct (incorporated by reference to Exhibit 14.1 to Registration Statement on Form F-1 filed on March 26, 2021)
12.1*	Certification of the Chief Executive Officer (Principal Executive Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended
12.2*	Certification of the Chief Financial Officer (Principal Financial Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended
13.1**	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of De Visser Gray LLP
96.1	Technical Report Summary and Resource Estimate, Snow Lake Lithium™ Project, Snow Lake Area, Herb lake Mining Division, Manitoba, Canada (incorporated by reference to Exhibit 96.1 to Amendment No. 2 to Form F-1 filed on July 30, 2021)
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed with this annual report on Form 20-F

**	Furnished with this annual report on Form 20-F

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SNOW LAKE RESOURCES LTD.

By:	/s/ Phillip Gross	By:	/s/ Keith Li
Name:	Phillip Gross	Name:	Keith Li
Title:	Chief Executive Officer (Principal Executive Officer)	Title:	Chief Financial Officer (Principal Financial and Accounting Officer
Date:	October 31, 2022	Date:	October 31, 2022

Snow Lake Resources Ltd.

Consolidated Financial Statements

For the Years Ended June 30, 2022, 2021 and 2020

(Expressed in Canadian Dollars)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Snow Lake Resources Ltd., Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated financial statements of Snow Lake Resources Ltd. (the “Company”), which comprise the consolidated statements of financial position as at June 30, 2022 and 2021 and the consolidated statements of loss and comprehensive loss, changes in shareholders’ equity and cash flows for each of the years in the three year period ended June 30, 2022, and a summary of significant accounting policies and other explanatory information (collectively referred to as the “financial statements”).

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 2022 and 2021 and its financial performance and its cash flows for each of the years in the three year period ended June 30, 2022, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Going Concern

Without modifying our opinion, we draw attention to Note 1 in the consolidated financial statements which indicates that there are material uncertainties that cast significant doubt about the going concern assumption. The Company has no current source of revenue, has incurred losses from inception and is dependent upon its ability to secure new sources of financing. These conditions, along with other matters as set forth in Note 1, indicate the existence of a material uncertainty that casts significant doubt about the Company's ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free of material misstatement, whether due to fraud or error. The Company is not required to have, nor were we engaged to perform, an audit of internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ De Visser Gray LLP

De Visser Gray LLP

CHARTERED PROFESSIONAL ACCOUNTANTS

Vancouver, Canada

October 31, 2022

We have served as the Company’s auditor since 2019.

Snow Lake Resources Ltd.

Consolidated Statements of Financial Position

(Expressed in Canadian Dollars)

	As at June 30, 2022	As at June 30, 2021
	$	$
Assets
Current Assets
Cash	23,792,408	318,844
Sales tax receivable (Note 4)	294,164	10,644
Prepaids and deposits (Note 5)	932,150	67,973
Due from related party (Note 16)	10,287	-
Total Current Assets	25,029,009	397,461
Exploration and evaluation assets (Note 6)	12,077,584	5,730,224
Total Assets	37,106,593	6,127,685
Liabilities
Current Liabilities
Accounts payable and accrued liabilities (Note 7)	1,182,449	262,125
Due to related parties (Note 16)	110,274	279,642
Loan payable (Note 8)	201,157	-
Convertible debentures (Note 9)	-	423,139
Derivative liability (Note 10)	286,997	409,913
Total Liabilities	1,780,877	1,374,819
Shareholders’ Equity
Share capital (Note 11)	39,733,633	5,750,252
Reserve for share-based payments (Note 13)	6,067,323	1,154,905
Reserve for warrants (Note 14)	70,295	119,233
Accumulated deficit	(10,545,535)	(2,271,524)
Total Shareholders’ Equity	35,325,716	4,752,866
Total Liabilities and Shareholders’ Equity	37,106,593	6,127,685

Nature of operations and going concern (Note 1)
Commitments and contingencies (Note 21)
Subsequent events (Note 22)

Approved on behalf of the Board of Directors:

“ /s/ Philip Gross ” (signed)	“ /s/ Hadassah Slater ” (signed)
Director	Director

The accompanying notes are an integral part of these consolidated financial statements

Snow Lake Resources Ltd.

Consolidated Statements of Loss and Comprehensive Loss

For the Years Ended June 30, 2022, 2021 and 2020

(Expressed in Canadian Dollars)

	2022	2021	2020
	$	$	$
Expenses
Stock-based compensation (Notes 12, 13 and 16)	8,035,506	-	-
Professional fees	698,209	174,211	57,272
Directors’ and officers’ consulting fees (Note 16)	687,585	200,858	118,700
Insurance expense	681,504	-	-
Transfer agent and regulatory fees	236,926	22,244	3,885
Consulting fees	220,890	34,399	43,255
Interest on loan and debentures (Notes 8 and 9)	167,873	140,264	-
General and administrative expenses	129,415	8,254	20,626
Travel expenses	112,074	-	957
Amortization of transaction costs (Note 9)	56,512	13,284	-
Research expenses	33,733	-	-
Bank fees and interest	9,343	2,084	2,669
	(11,069,570)	(595,598)	(247,364)
Other Income
Gain on change in fair value of derivative liabilities (Note 10)	1,103,839	32,676	-
Grant income (Note 20)	109,745	-	-
Recovery of accounts payable	-	10,740	-
Recovery of flow through share liability	-	-	71,249
Foreign exchange gain (loss)	409,532	(254)	(6,001)
	1,623,116	43,162	65,248
Net Loss and Comprehensive Loss	(9,446,454)	(552,436)	(182,116)
Weighted Average Number of Outstanding Shares
Basic and diluted (Note 15)	15,884,041	13,008,669	13,007,995
Net Loss per Share
Basic and diluted (Note 15)	(0.60)	(0.04)	(0.01)

The accompanying notes are an integral part of these consolidated financial statements

Snow Lake Resources Ltd.

Consolidated Statements of Changes in Shareholders’ Equity

For the Years Ended June 30, 2022, 2021 and 2020

(Expressed in Canadian Dollars)

	Number of Shares	Share Capital	Share-Based Payments Reserve	Restricted Share Units Reserve	Warrants Reserve	Accumulated Deficit	Total
	#	$	$	$	$	$	$
Balance, June 30, 2019	13,007,956	5,745,215	1,154,905	-	26,480	(1,536,972)	5,389,628
Exercise of warrants (Notes 11 and 14)	50	154	-	-	41	-	113
Net loss for the year	-	-	-	-	-	(182,116)	(182,116)
Balance, June 30, 2020	13,008,006	5,745,369	1,154,905	-	26,439	(1,719,088)	5,207,625
Exercise of warrants (Notes 11 and 14)	2,170	4,883	-	-	-	-	4,883
Issuance of warrants from convertible debentures (Note 9 and 14)	-	-	-	-	90,769	-	90,769
Issuance of finder's warrants from convertible debentures (Notes 9 and 14)	-	-	-	-	2,025	-	2,025
Net loss for the year	-	-	-	-	-	(552,436)	(552,436)
Balance, June 30, 2021	13,010,176	5,750,252	1,154,905	-	119,233	(2,271,524)	4,752,866
Issuance of shares on IPO (Note 11)	3,680,000	34,988,520	-	-	-	-	34,988,520
Share issue costs (Note 11)	-	(4,233,129)	-	-	-	-	(4,233,129)
Issuance of conversion of debentures (Notes 9, 10 and 11)	751,163	857,399	-	-	5,895	-	863,294
Issuance of shares on vesting of RSUs (Notes 11 and 12)	240,000	1,950,645		(1,950,645)	-	-
Stock-based compensation (Notes 12 and 13)	-	-	6,084,861	1,950,645	-	-	8,035,506
Cancellation of stock options (Note 13)	-	-	(1,172,443)	-	-	1,172,443	-
Exercise of warrants (Notes 11 and 14)	243,419	419,946	-	-	(54,833)	-	365,113
Net loss for the year	-	-	-	-	-	(9,446,454)	(9,446,454)
Balance, June 30, 2022	17,924,758	39,733,633	6,067,323	-	70,295	(10,545,535)	35,325,716

The accompanying notes are an integral part of these consolidated financial statements

Snow Lake Resources Ltd.

Consolidated Statements of Cash Flows

For the Years Ended June 30, 2022, 2021 and 2020

(Expressed in Canadian Dollars)

	2022	2021	2020
	$	$	$
Operating Activities
Net loss for the year	(9,446,454)	(552,436)	(182,116)
Adjustments for non-cash items:
Recovery of accounts payable	-	(10,740)	-
Interest expenses and accretion (Notes 8 and 9)	148,406	140,264	-
Amortization of transaction costs (Note 9)	56,512	13,284	-
Stock-based compensation (Notes 12 and 13)	8,035,506	-	-
Gain on change in fair value of derivative liabilities (Note 10)	(1,103,839)	(32,676)	-
Recovery of flow through share liability	-	-	(71,249)
Foreign exchange (gain) loss	(14,000)	-	2,675
	(2,323,869)	(442,304)	(250,690)
Net change in non-cash working capital items:
Sales tax receivable	(283,520)	(47)	16,034
Prepaids and deposits	(864,177)	(67,179)	17,357
Accounts payable and accrued liabilities (Note 7)	552,249	84,360	(52,992)
Due to related party	(179,655)	61,694	12,310
Cash Flows (used in) Operating Activities	(3,098,972)	(363,476)	(257,981)

Financing Activities
Loan from Nova Minerals Limited	-	-	(1,114)
Proceeds from issuance of convertible debentures (Note 9)	-	805,000	-
Proceeds from issuance of shares on IPO (Note 11)	34,988,520	-	-
Share issuance costs (Note 11)	(2,995,448)	-	-
Proceeds received from loan (Note 8)	873,253	-	-
Repayment on loan (Note 8)	(679,617)	-	-
Proceeds from exercise of warrants (Note 11)	365,114	4,883	113
Cash Flows provided by (used in) Financing Activities	32,551,822	809,883	(1,001)

Investing Activities
Payments for exploration and evaluation assets (Note 6)	(5,979,286)	(270,652)	(196,928)
Cash Flows (used by) Investing Activities	(5,979,286)	(270,652)	(196,928)

Increase (decrease) in cash	23,473,564	175,755	(455,910)
Cash, beginning of year	318,844	143,089	598,999
Cash, end of year	23,792,408	318,844	143,089

Supplemental Information
Exploration and evaluation assets in accounts payable	485,089	117,015	54,322

The accompanying notes are an integral part of these consolidated financial statements

Snow Lake Resources Ltd.

Notes to Consolidated Financial Statements

For the Years Ended June 30, 2022, 2021 and 2020

(Expressed in Canadian Dollars)

1.	Nature of Operations and Going Concern

Snow Lake Resources Ltd., d/b/a Snow Lake Lithium Ltd. (“Snow Lake” or the “Company”) was incorporated under the Canada Business Corporations Act on May 25, 2018. The Company is a Canadian natural resource exploration company engaged in the exploration and development of mineral resources through its subsidiaries: Snow Lake Exploration Ltd. and Snow Lake (Crowduck) Ltd. The corporate and principal place of business is 242 Hargrave St. #1700, Winnipeg, Manitoba, R3C 0V1 Canada.

On November 22, 2021, the Company was listed for trading under the NASDAQ Composite under the ticker symbol “LITM”.

On November 23, 2021, the Company closed its initial public offering (“IPO”) through the issuance of 3,680,000 common shares, at a price of $9.51 (USD $7.50) per share for gross proceeds of $34,988,520 (USD $27,600,000).

Although the Company has taken steps to verify title to the mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title. Property title may be subject to government licensing requirements or regulations, unregistered prior agreements, undetected defects, unregistered claims, native land claims, and non-compliance with regulatory and environmental requirements.

For the year ended June 30, 2022, the Company incurred a net loss of $9,446,454 (2021 – $552,436; 2020 – $182,116) and negative cash flow from operations of $3,098,972 (2021 – $363,476; 2020 – $257,981), and as at June 30, 2022, the Company had an accumulated deficit of $10,545,535 (June 30, 2021 – accumulated deficit of $2,271,524; June 30, 2020 – accumulated deficit of $1,719,088). The Company had not yet placed any of its mineral properties into production and, as a result, the Company has no source of operating cash flow. The Company’s ability to continue as a going concern is dependent upon the Company achieving profitable operations to generate sufficient cash flows to fund continuing operations, or, in the absence of adequate cash flows from operations, obtaining additional financing to support operations for the foreseeable future. It is not possible to predict whether financing efforts will be successful or if the Company will attain profitable levels of operations. The unpredictability of the mining business, and the continued evolution of the coronavirus (“COVID-19”) pandemic represent material uncertainties which may cast significant doubt upon the Company’s ability to continue as a going concern.

These consolidated financial statements have been prepared on the basis that the Company will continue as a going concern, and do not reflect the adjustments to the carrying values of assets and liabilities and the reported revenues and expenses, and classifications of statements of financial position that would be necessary if the Company were unable to realize its assets and settle its liabilities as a going concern in the normal course of operations. Such adjustments could be material.

Snow Lake Resources Ltd.

Notes to Consolidated Financial Statements

For the Years Ended June 30, 2022, 2021 and 2020

(Expressed in Canadian Dollars)

2.	Basis of Presentation

(a)	Statement of Compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The accounting policies set out below were consistently applied to all periods presented unless otherwise noted.

These consolidated financial statements were reviewed, approved and authorized for issuance by the Board of Directors (the “Board”) of the Company on October 31, 2022.

(b)	Basis of Measurement

These consolidated financial statements have been prepared on the historical cost basis except for certain financial instruments carried at fair value, as explained in the accounting policies as set out in Note 3. In addition, these consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

(c)	Basis of Consolidation

Subsidiaries consist of entities over which the Company is exposed to, or has rights to, variable returns as well as the ability to affect those returns through the power to direct the relevant activities of the entity. Subsidiaries are fully consolidated from the date control is transferred to the Company and are-deconsolidated from the date control ceases. The consolidated financial statements include all the assets, liabilities, revenues, expenses and cash flows of the Company and its subsidiaries after eliminating inter-entity balances and transactions.

(d)	Functional Currency

These consolidated financial statements are presented in Canadian dollars (“$” or “CAD”), which is the Company’s functional currency. The functional currency is the currency of the primary economic environment in which the Company operates.

(e)	Significant Accounting Judgments and Estimates

The preparation of these consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, revenue, and expenses. On an ongoing basis, management evaluates its judgments and estimates in relation to assets, liabilities, revenue, and expenses. Management uses historical experience and various other factors it believes to be reasonable under the given circumstances as the basis for its judgments and estimates. Actual outcomes may differ from these estimates under different assumptions and conditions. These estimates are reviewed periodically, and adjustments are made as appropriate in the period they become known. Items for which actual results may differ materially from these estimates are described as follows:

Going concern

At each reporting period, management exercises judgment in assessing the Company’s ability to continue as a going concern by reviewing the Company’s performance, resources, and future obligations. The conclusion that the Company will be able to continue as a going concern is subject to critical judgments of management with respect to assumptions surrounding the short and long-term operating budgets, expected profitability, investment and financing activities and management’s strategic planning. The assumptions used in management’s going concern assessment are derived from actual operating results along with industry and market trends. Management believes there is sufficient capital to meet the Company’s business obligations for at least the next 12 months, after taking into account expected cash flows and the Company's cash position at year-end.

Snow Lake Resources Ltd.

Notes to Consolidated Financial Statements

For the Years Ended June 30, 2022, 2021 and 2020

(Expressed in Canadian Dollars)

Fair value of financial assets and financial liabilities

Fair value of financial assets and financial liabilities on the consolidated statements of financial position that cannot be derived from active markets, are determined using a variety of techniques including the use of valuation models. The inputs to these models are derived from observable market data where possible, but where observable market data are not available, judgment is required to establish fair values. Judgments include, but are not limited to, consideration of model inputs such as volatility, estimated life and discount rates.

Economic recoverability of future economic benefits of exploration and evaluation assets

Management has determined that exploration and evaluation (“E&E”) assets and related costs incurred, which have been recognized on the consolidated statements of financial position, are economically recoverable. Management uses several criteria in its assessments of economic recoverability and probability of future economic benefit including geological data, scoping studies, accessible facilities, and existing and future permits.

Provisions

Provisions recognized in the consolidated financial statements involve judgments on the occurrence of future events, which could result in a material outlay for the Company. In determining whether an outlay will be material, the Company considers the expected future cash flows based on facts, historical experience and probabilities associated with such future events. Uncertainties exist with respect to estimates made by management and as a result, the actual expenditure may differ from amounts currently reported.

Income taxes

Income taxes and tax exposures recognized in the consolidated financial statements reflect management’s best estimate of the outcome based on facts known at the reporting date. When the Company anticipates a future income tax payment based on its estimates, it recognizes a liability. The difference between the expected amount and the final tax outcome has an impact on current and deferred taxes when the Company becomes aware of this difference.

In addition, when the Company incurs losses that cannot be associated with current or past profits, it assesses the probability of taxable profits being available in the future based on its budgeted forecasts. These forecasts are adjusted to take account of certain non-taxable income and expenses and specific rules on the use of unused credits and tax losses. When the forecasts indicate the sufficient future taxable income will be available to deduct the temporary differences, a deferred tax asset is recognized for all deductible temporary differences.

In addition, future changes in tax laws could limit the ability of the Company to obtain tax deductions in future periods. To the extent that future cash flows and taxable income differ significantly from estimates, the ability of the Company to realize the net deferred tax assets recorded at the reporting date could be impacted.

Snow Lake Resources Ltd.

Notes to Consolidated Financial Statements

For the Years Ended June 30, 2022, 2021 and 2020

(Expressed in Canadian Dollars)

Options and warrants

Options and warrants, including finders’ warrants, are initially recognized at fair value, based on the application of the Black-Scholes valuation model (“Black-Scholes”). This pricing model requires management to make various assumptions and estimates which are susceptible to uncertainty, including the expected volatility of the share price, expected forfeitures, expected dividend yield, expected term of the warrants or options, and expected risk-free interest rate. Changes in these input assumptions can significantly affect the fair value estimate.

Expected credit losses on financial assets

Determining an allowance for expected credit losses (“ECL”) for amounts receivable and all debt financial assets not held at fair value through profit or loss (“FVTPL”) requires management to make assumptions about the historical patterns for the probability of default, the timing of collection and the amount of incurred credit losses, which are adjusted based on management’s judgment about whether economic conditions and credit terms are such that actual losses may be higher or lower than what the historical patterns suggest.

3.	Summary of Significant Accounting Policies

(a)	Current and Non-Current Classification

Assets and liabilities are presented in the consolidated statements of financial position based on current and non-current classification.

An asset is classified as current when it is either expected to be realized or intended to be sold or consumed in the normal operating cycle; it is held primarily for the purpose of trading; it is expected to be realized within 12 months after the reporting period; or the asset is cash or cash equivalent unless restricted from being exchanged or used to settle a liability for at least 12 months after the reporting period. All other assets are classified as non-current.

A liability is classified as current when it is either expected to be settled in the normal operating cycle; it is held primarily for the purpose of trading; it is due to be settled within 12 months after the reporting period; or there is no unconditional right to defer the settlement of the liability for at least 12 months after the reporting period. All other liabilities are classified as non-current.

(b)	Cash

Cash in the consolidated statements of financial position comprises cash at a chartered bank in Canada and funds held in trust with the Company’s legal counsel which is available on demand.

(c)	Exploration and Evaluation Assets

Title to E&E assets including mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing historical characteristic of many properties. The Company has investigated title to all its mineral properties and, to the best of its knowledge, titles to all its mineral properties are in good standing.

The Company accounts for E&E assets in accordance with IFRS 6 – Exploration for and Evaluation of Mineral Properties. Once the legal right to explore a property has been acquired, costs directly related to exploration and evaluation are recognized and capitalized, in addition to acquisition costs. These expenditures include but are not limited to acquiring licenses, researching and analyzing existing exploration data, conducting geological studies, exploration drilling and sampling and payments made to contractors and consultants in connection with the exploration and evaluation of the property. Costs not directly attributable to E&E activities, including general administrative overhead costs, are expensed in the period in which they occur.

Acquisition costs incurred in obtaining legal right to explore a mineral property are deferred until the legal right is granted and thereon reclassified to mineral properties. Transaction costs incurred in acquiring an asset are deferred until the transaction is completed and then included in the purchase price of the asset acquired.

Snow Lake Resources Ltd.

Notes to Consolidated Financial Statements

For the Years Ended June 30, 2022, 2021 and 2020

(Expressed in Canadian Dollars)

When a project is deemed to no longer have commercially viable prospects to the Company, E&E expenditures in respect of that project are deemed to be impaired. As a result, those E&E expenditure costs, in excess of the estimated recoverable amount, are written off to the consolidated statements of loss and comprehensive loss.

The Company assesses E&E assets for impairment when facts and circumstances suggest that the carrying amount of the asset may exceed its recoverable amount. The recoverable amount is the higher of the asset’s fair value less costs to sell (“FVLCS”) and value in use.

Once the technical feasibility and commercial viability of extracting the mineral resource has been determined, the property is considered a mine under development. E&E assets are also tested for impairment before the assets are transferred to development properties.

As the Company currently has no operational income, any incidental revenues earned in connection with exploration activities are applied as a reduction to capitalized exploration costs.

(d)	Financial Instruments

The Company classifies and measures financial instruments in accordance with IFRS 9 – Financial Instruments (“IFRS 9”). A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity. The Company recognizes financial assets and financial liabilities on the consolidated statements of financial position when it becomes a party to the financial instrument or derivative contract.

Classification

The Company classifies its financial assets in the following measurement categories: (a) those to be measured subsequently at FVTPL; (b) those to be measured subsequently at fair value through other comprehensive income (loss) (“FVTOCI”); and (c) those to be measured at amortized cost. The classification of financial assets depends on the business model for managing the financial assets and the contractual terms of the cash flows. Financial liabilities are classified as those to be measured at amortized cost unless they are designated as those to be measured subsequently at FVTPL (irrevocable election at the time of recognition).

The Company reclassifies financial assets when and only when its business model for managing those assets changes. Financial liabilities are not reclassified.

The Company’s financial assets include cash, other receivables excluding any sales tax amounts, and due from related party. The Company’s financial liabilities include its accounts payable, due to related parties, loan payable, convertible debentures and derivative liability.

Fair value through profit or loss

This category includes derivative instruments as well as quoted equity instruments which the Company has not irrevocably elected, at initial recognition or transition, to classify at FVTOCI. This category would also include debt instruments whose cash flow characteristics do not meet the solely payment of principal and interest (“SPPI”) criterion or are not held within a business model whose objective is either to collect contractual cash flows, or to both collect contractual cash flows and sell. Financial assets in this category are recorded at fair value with changes recognized in the consolidated statements of loss and comprehensive loss.

Snow Lake Resources Ltd.

Notes to Consolidated Financial Statements

For the Years Ended June 30, 2022, 2021 and 2020

(Expressed in Canadian Dollars)

Financial assets at fair value through other comprehensive income

Debt and equity instruments that are held for collection of contractual cash flows and for sale, and where the assets’ cash flows represent solely payments of principal and interest, are classified as FVTOCI. Movements in fair values are recognized in other comprehensive income (“OCI”) and accumulated in fair value reserve, except for the recognition of impairment gains or losses, interest income and foreign exchange gains and losses, which are recognized in profit and loss. When the financial asset is derecognized, the cumulative gain or loss recognized in OCI is reclassified from equity to profit or loss and presented in “other gains and losses”. Interest income from these financial assets is recognized using the effective interest rate method and presented in “interest income”. As at June 30, 2022 and 2021, the Company did not have any financial assets at FVTOCI.

Amortized cost

Debt and equity instruments that are held for collection of contractual cash flows where those cash flows represent SPPI are measured at amortized cost. Interest income from these financial assets is included in interest income using the effective interest rate method.

The Company’s classification of financial assets and financial liabilities is summarized below:

Cash	FVTPL
Due to/from related parties	Amortized cost
Accounts payable	Amortized cost
Loan payable	Amortized cost
Convertible debentures	Amortized cost
Derivative liability	FVTPL

Measurement

All financial instruments are required to be measured at fair value on initial recognition, plus, in the case of a financial asset or financial liability not at FVTPL, transaction costs that are directly attributable to the acquisition or issuance of the financial asset or financial liability. Transaction costs of financial assets and financial liabilities carried at FVTPL are expensed in profit or loss. Financial assets and financial liabilities with embedded derivatives are considered in their entirety when determining whether their cash flows are solely payment of principal and interest.

Financial assets that are held within a business model whose objective is to collect the contractual cash flows, and that have contractual cash flows that are solely payments of principal and interest on the principal outstanding are generally measured at amortized cost at the end of the subsequent accounting periods. All other financial assets including equity investments are measured at their fair values at the end of subsequent accounting periods, with any changes taken through profit and loss or OCI (irrevocable election at the time of recognition). For financial liabilities measured subsequently at FVTPL, changes in fair value due to credit risk are recorded in OCI.

Expected credit loss impairment model

Under IFRS 9, the Company recognizes a provision for ECL on financial assets that are measured on amortized cost. The Company assumes that the credit risk on a financial asset has increased significantly if it is more than 30 days past due. The Company considers a financial asset to be in default when the borrower is unlikely to pay its credit obligations to the Company in full or when the financial asset is more than 90 days past due.

The carrying amount of a financial asset is written off (either partially or in full) to the extent that there is no realistic prospect of recovery. This is generally the case when the Company determines that the debtor does not have assets or sources of income that could generate sufficient cash flows to repay the amounts.

Derecognition

The Company derecognizes financial assets only when the contractual rights to cash flows from the financial assets expire, or when it transfers the financial assets and substantially all of the associated risks and rewards of ownership to another entity.

The Company derecognizes a financial liability when its contractual obligations are discharged, cancelled, or expire. The Company also derecognizes a financial liability when the terms of the liability are modified such that the terms and/or cash flows of the modified instrument are substantially different, in which case a new financial liability based on the modified terms is recognized at fair value.

Gains or losses on derecognition are generally recognized in profit or loss.

Snow Lake Resources Ltd.

Notes to Consolidated Financial Statements

For the Years Ended June 30, 2022, 2021 and 2020

(Expressed in Canadian Dollars)

Determination of fair value

The determination of fair value requires judgment and is based on market information, where available and appropriate. The Company classifies fair value measurements using a fair value hierarchy that reflects the significance of the inputs used in making the measurements.

The fair value hierarchy has the following levels:

●	Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities.

●	Level 2 – Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

●	Level 3 – Inputs for the asset or liability that are not based on observable market data (unobservable inputs).

(e)	Impairment of Assets

At each reporting date, the Company reviews the carrying amounts of its assets to determine whether there are any indicators of impairment. If any such indicator exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any.

Where the asset does not generate cash inflows that are independent from other assets, the Company estimates the recoverable amount of the cash-generating unit (“CGU”) to which the asset belongs. Any intangible asset with an indefinite useful life is tested for impairment annually and whenever there is an indication that the asset may be impaired. An asset’s recoverable amount is the higher of FVLCS and value-in-use (“VIU”). In assessing VIU, the estimated future cash flows are discounted to their present value, using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset or CGU is estimated to be less than its carrying amount, the carrying amount is reduced to the recoverable amount and an impairment loss is recognized immediately in the consolidated statements of loss and comprehensive loss. Where an impairment subsequently reverses, the carrying amount is increased to the revised estimate of recoverable amount but only to the extent that this does not exceed the carrying value that would have been determined if no impairment had previously been recognized. A reversal of impairment is recognized in the consolidated statements of loss and comprehensive loss.

(f)	Impairment of Non-Financial Assets

Goodwill and other intangible assets that have an indefinite useful life are not subject to amortisation and are tested annually for impairment, or more frequently if events or changes in circumstances indicate that they might be impaired. Other non-financial assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount.

Recoverable amount is the higher of an asset’s FVLCS and VIU. The VIU is the present value of the estimated future cash flows relating to the asset using a pre-tax discount rate specific to the asset or CGU to which the asset belongs. Assets that do not have independent cash flows are grouped together to form a CGU.

(g)	Convertible Debts

If convertible debts can be converted to equity at a fixed conversion rate at the option of the holder, the liability component of the convertible debts is recognized initially at the fair value of a similar liability that does not have an equity conversion option. The conversion component is initially valued at fair value based on generally accepted valuation techniques, with the residual value of the convertible debt allocated to loan liability and warrant components. Subsequent to initial recognition, the liability component of a convertible debt is measured at amortized cost using the effective interest method and accreted to face value over the term of the convertible debt.

If convertible debts are convertible to equity at a variable conversion rate, where the quantity of shares or units into which the debts are convertible varies based on changes in variables affecting calculation of the conversion price, the value of the conversion component is first calculated and classified as a derivative liability, with the residual value allocated to the loan liability component, which is recognized as a liability and, where applicable, to warrants issued to debenture holders, which are recognized in reserves. Subsequent to initial recognition, the liability component of a convertible debts is measured at amortized cost using the effective interest method and accreted to face value over the terms of the convertible debts. The conversion component of the convertible debts is remeasured to fair value at the end of each reporting period using Black-Scholes, with gains or losses on remeasurement recognized in profit or loss.

Snow Lake Resources Ltd.

Notes to Consolidated Financial Statements

For the Years Ended June 30, 2022, 2021 and 2020

(Expressed in Canadian Dollars)

Any difference between the proceeds (net of transaction costs) and the redemption value is recognized as an adjustment to accretion expense over the period of the borrowings using the effective interest method.

Convertible debts are classified as current liability unless the Company has an unconditional right to defer settlement of the liability, or a portion of the liability, for at least 12 months after the reporting date.

(h)	Provisions

A provision is recognized when the Company has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation, and the amount of the obligation can be reliably estimated. If the effect is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

A provision for onerous contracts is recognized when the expected benefits to be derived by the Company from a contract are lower than the unavoidable cost of meeting its obligations under the contract.

(i)	Income Taxes

Income tax expense consists of current and deferred tax expense. Current and deferred tax are recognized in profit or loss except to the extent that it relates to items recognized directly in equity or OCI.

Current income tax is recognized and measured at the amount expected to be recovered from, or payable to, the taxation authorities based on the income tax rates enacted or substantively enacted at the end of the reporting period and includes any adjustment to taxes payable in respect of previous years.

Deferred tax is recorded for temporary differences at the date of the consolidated statements of financial position between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. The carrying amount of a deferred tax asset is reviewed at the end of the reporting period and is reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized. Unrecognized deferred tax assets are reassessed at the end of the reporting period and are recognized to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the end of the reporting period.

Deferred tax assets and deferred tax liabilities are offset if, and only if, they relate to income taxes levied by the same taxation authority and the Company has the legal rights and intent to offset.

Estimates

Provisions for taxes are made using the best estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors. The Company reviews the adequacy of these provisions at the end of the reporting period. However, it is possible that at some future date an additional liability could result from audits by taxing authorities. Where the final outcome of these tax-related matters is different from the amounts that were initially recorded, such differences will affect the tax provisions in the period in which such determination is made.

(j)	Share Capital

Common shares are classified as share capital. Costs directly attributable to the issue of common shares are recognized as a deduction from share capital, net of any tax effects.

Snow Lake Resources Ltd.

Notes to Consolidated Financial Statements

For the Years Ended June 30, 2022, 2021 and 2020

(Expressed in Canadian Dollars)

(k)	Share-Based Payments Transactions

The Company operates a stock option plan (the “Option Plan”). Share-based payments to employees are measured at the fair value of the instruments issued and amortized over the vesting periods. Share-based payments to non-employees are measured at the fair value of goods or services received, or at the fair value of the equity instruments issued, if it is determined the fair value of the goods or services cannot be reliably measured and are recorded at the date the goods or services are received. The fair value of options is determined using Black–Scholes. The fair value of equity-settled share-based compensation transactions are recognized as an expense with a corresponding increase in the share-based payments reserve.

Amounts recorded for cancelled or expired unexercised options are transferred to accumulated deficit in the period of which the cancellation or expiry occurs.

(l)	Warrants

Share purchase warrants (each a “Warrant”) are classified as a component of equity. Warrants issued along with shares in an equity unit financing are measured using the residual approach, whereby the fair value of the Warrant is determined after deducting the fair value of the shares from the unit price less applicable financing costs. Warrants issued for broker/financing compensation, are recognized at the fair value using Black-Scholes at the date of issue. Warrants are initially recorded as a part of the reserves in warrant in equity at the recognized fair value.

Upon exercise of the Warrants, the previously recognized fair value of the Warrants exercised is reallocated to share capital from warrants reserve. Proceeds generated from the payment of the exercise price are also allocated to share capital. Amounts recorded for expired unexercised warrants are transferred to accumulated deficit in the period of which the expiry occurs.

(m)	Flow-Through Shares

Proceeds received from the issuance of flow-through shares are restricted to be used only for Canadian resource property exploration expenditures within a two-year period. The portion of the proceeds received but not yet expended at the end of the year is disclosed separately.

The issuance of flow-through common shares results in the tax deductibility of the qualifying resource expenditures funded from the proceeds of the sales of such common shares being transferred to the purchasers of the shares. On the issuance of such shares, the Company bifurcates the flow-through shares into a flow-through share premium, equal to the estimated fair value of the premium that investors pay for the flow-through tax feature, which is recognized as a liability, and equity values of share capital and/or warrants. As related exploration expenditures are incurred, the Company derecognizes the premium liability and recognizes the related recovery.

(n)	Loss Per Share

Basic loss per share is computed by dividing the net loss available to common shareholders by the weighted average number of common shares outstanding during the period. Diluted loss per share is calculated by the treasury stock method. Under the treasury stock method, the weighted average number of common shares outstanding for the calculation of diluted (loss) earnings per share assumes that the proceeds to be received on the exercise of dilutive share options and warrants are used to repurchase common shares at the average market price during the period.

(o)	Foreign Currency Translation

Monetary assets and liabilities denominated in currencies other than CAD are translated into CAD at the rate of the consolidated financial statements of the Company are prepared in its functional currency, determined on the basis of the primary economic environment in which the entity operates. Given that operations are in Canada, the presentation and functional currency of the Company is the Canadian dollar.

Transactions in currencies other than the functional currency are recorded at the rates of exchange prevailing at the transaction dates. At each reporting date, monetary items denominated in foreign currencies are translated into the entity’s functional currency at the then prevailing rates and non-monetary items measured at historical cost are translated into the entity’s functional currency at rates in effect at the date the transaction took place.

Snow Lake Resources Ltd.

Notes to Consolidated Financial Statements

For the Years Ended June 30, 2022, 2021 and 2020

(Expressed in Canadian Dollars)

Exchange differences arising on the settlement of monetary items or on translating monetary items at rates different from those at which they were translated on initial recognition during the period or in previous financial statements are included in the consolidated statements of loss and comprehensive loss for the period in which they arise.

(p)	Related Party Transactions

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence. Related parties may be individuals or corporate entities. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties.

(q)	Adoption of New Accounting Standards and Amendments

The Company adopted the following amendments, effective July 1, 2021. The changes were made in accordance with the applicable transitional provisions. The Company early-adopted these amendments and had assessed that there was no material impact upon their adoption on its consolidated financial statements:

Amendments to IAS 1 – Presentation of Financial Statements (“IAS 1”)

In January 2020, the IASB issued amendments to IAS 1 which clarify the requirements for classifying liabilities as either current or non-current by: (i) specifying that the conditions which exist at the end of the reporting period determine if a right to defer settlement of a liability exists; (ii) clarifying that settlement of a liability refers to the transfer to the counterparty of cash, equity instruments, other assets or services; (iii) clarifying that classification is unaffected by management’s expectation about events after the balance sheet date; and (iv) clarifying the classification requirements for debt an entity may settle by converting it into equity.

The amendments clarify existing requirements, rather than make changes to the requirements, and so are not expected to have a significant impact on an entity’s financial statements. However, the clarifications may result in reclassification of some liabilities from current to non-current or vice-versa, which could impact an entity’s loan covenants. Because of this impact, the IASB has provided a longer effective date to allow entities to prepare for these amendments.

(r)	Recent Accounting Pronouncements

As at the date of authorization of these consolidated financial statements, the IASB and the IFRS Interpretations Committee had issued certain pronouncements that are mandatory for the Company’s accounting periods commencing on or after July 1, 2022. Many are not applicable or do not have a significant impact to the Company, have been excluded. The Company had assessed that no material impact is expected upon the adoption of the following amendments on its consolidated financial statements:

Amendments to IAS 37 – Provisions, Contingent Liabilities and Contingent Assets (“IAS 37”)

In May 2020, the IASB issued amendments to update IAS 37. The amendments specify that in assessing whether a contract is onerous under IAS 37, the cost of fulfilling a contract includes both the incremental costs and an allocation of costs that relate directly to contract activities. The amendments also include examples of costs that do, and do not, relate directly to a contract. These amendments are effective for annual periods beginning on or after January 1, 2022. Earlier application is permitted.

Amendments to IAS 8 – Accounting Policies, Changes in Accounting Estimates and Errors (“IAS 8”)

In February 2021, the IASB issued Definition of Accounting Estimates, which amended IAS 8. The amendments clarify how companies should distinguish changes in accounting policies from changes in accounting estimates. That distinction is important because changes in accounting estimates are applied prospectively only to future transactions and other future events, but changes in accounting policies are generally also applied retrospectively to past transactions and other past events. The amendments to IAS 8 are effective for annual periods beginning on or after January 1, 2023. Early application is permitted.

4.	Sales Tax Receivable

The Company’s sales tax receivable balance represents amounts due from government taxation authorities in respect of the Good and Services Tax/Harmonized Sales Tax (“GST/HST”). The Company anticipates full recovery of these amounts and therefore no ECL has been recorded against these receivables, which are due in less than one year.

Snow Lake Resources Ltd.

Notes to Consolidated Financial Statements

For the Years Ended June 30, 2022, 2021 and 2020

(Expressed in Canadian Dollars)

5.	Prepaid Expenses

	June 30, 2022	June 30, 2021	June 30, 2020
	$	$	$
Prepaid insurance	483,278	4,796	-
Advances made to suppliers and deposits	448,872	63,177	794
	932,150	67,973	794

6.	Exploration and Evaluation Assets

The following summarizes the movement of the Company’s E&E assets for the years ended June 30, 2022, 2021 and 2020:

$
Balance, June 30, 2019	5,174,451
Exploration and evaluation expenditures	222,428
Balance, June 30, 2020	5,396,879
Exploration and evaluation expenditures	333,345
Balance, June 30, 2021	5,730,224
Exploration and evaluation expenditures	6,347,360
Balance, June 30, 2022	12,077,584

7.	Accounts Payable and Accrued Liabilities

	June 30, 2022	June 30, 2021	June 30, 2020
	$	$	$
Trade payables	568,065	215,640	125,786
Accrued liabilities	614,384	46,485	-
	1,182,449	262,125	125,786

Accounts payable of the Company are principally comprised of amounts outstanding for trade purchases incurred in the normal course of business.

8.	Loan Payable

On November 29, 2021, the Company entered into a loan agreement for USD $692,970 (CAD $873,253) (the “Loan”). The Loan bears an interest rate of 4.7% and is payable in monthly instalments of USD $78,512. Interest related to the Loan totaled $16,226 and was included in interest on loan and debentures. The Loan matured on August 18, 2022.

9.	Convertible Debentures

In February 2021, the Company issued convertible debts (the “Debentures”) for a total of $865,263 (the “Subscribed Amount”). The Debentures were sold at a discount of approximately 5% for proceeds of $805,000, net of a $15,000 cash commission.

Under the terms of the Agreement, the Subscribed Amount plus interest accrued, at a rate which should be the higher of (i) 12% per annum or (ii) Wall Street Prime Rate + 7%, is convertible, at the option of the Debenture holder, into common shares of the Company at a price that is the lesser of (i) $1.25 per share or (ii) a 20% discount to the price of a Liquidity Transaction (defined below). The conversion feature expires (the “Expiry Date”) on the earlier of 24 months from execution, or the closing of a registered public offering (the “Liquidity Transaction”).

In the event of a default, interest accrues at the lesser of (i) 24% per annum or (ii) the maximum legally authorized rate. The Company has the right to repay the note prior to maturity at 110% of the then outstanding principal and interest. The Company must provide 30 days’ notice and the Lender shall have the right to convert prior to the 30-day notice expiration.

Snow Lake Resources Ltd.

Notes to Consolidated Financial Statements

For the Years Ended June 30, 2022, 2021 and 2020

(Expressed in Canadian Dollars)

The Company determined the fair value of the conversion feature component upon initial recognition was $442,589. The residual $362,411 value of the $805,000 net proceeds received was allocated on a pro-rata basis between the debt component ($271,642) and the warrants component ($90,769) based on their relative fair values. The debt component was discounted at a rate of 20% and 346,104 subscriber warrants were valued using Black-Scholes, based on the following assumptions: expected life of 2.5 years, expected volatility of 70%, expected dividend yield of nil, risk-free interest of 0.18% - 0.22%, market price of $1.50, and an exercise price of $1.50. During the year ended June 30, 2022, the Company recognized accretion expense of $91,895 (2021 – $101,565) relating to accreting the debt component of the Debentures up to their principal value, and interest of $34,990 (2021 – $38,699).

The Company incurred $24,507 in transaction costs pursuant to the issuance of the Debentures, including paying a $15,000 cash commission, issuing 15,000 finders’ warrants (each a “Finder’s Warrants”) exercisable at $1.50 for the earlier of (i) 60 months from the grant date or (ii) 24 months from the Company completing a listing on a Canadian stock exchange and $27 in bank charges. These costs, along with the $45,263 discount, are being amortized over the term of the Debentures. The 15,000 Finders’ Warrants were valued using Black-Scholes, based on the following assumption: expected life of 2.5 years, expected volatility of 70%, expected dividend yield of nil, risk-free interest rate of 0.18% - 0.22%, market price of $1.50, and an exercise price of $1.50.

During the year ended June 30, 2022, the Company amortized $56,512 (2021 – $13,284) of transaction costs and discount in the consolidated statements of loss and comprehensive loss, including $2,025 recorded to warrants reserve for the value of the Finders’ Warrants allocated to the warrants component in 2021.

On November 23, 2021, all debt holders exercised their conversion rights at a price of $1.25 per common share. As a result of the conversion, 751,163 common shares were issued.

The following table reflects the continuity of the Debentures for the years ended June 30, 2022 and 2021:

$
Balance, June 30, 2020	-
Principal value of convertible debentures	865,263
Discount on proceeds received	(45,263)
Cash commission	(15,000)
Allocation to conversion feature	(442,589)
Allocation to warrant	(90,769)
Value at initial recognition	271,642
Accretion expense	101,565
Interest expense	38,699
Amortization of transaction costs	11,233
Balance, June 30, 2021	423,139
Accretion expense	91,895
Interest expense	34,990
Amortization of transaction costs	50,617
Conversion of Debentures	(600,641)
Balance, June 30, 2022	-

10.	Derivative Liability

Conversion feature of Debentures

Upon issuance of the Debentures in February 2021, the Company allocated the conversion feature component valued at $442,589 as a derivative liability.

During the year ended June 30, 2021, a gain on change in fair value on the conversion feature of $32,676 was recorded on the consolidated statements of loss and comprehensive loss.

Snow Lake Resources Ltd.

Notes to Consolidated Financial Statements

For the Years Ended June 30, 2022, 2021 and 2020

(Expressed in Canadian Dollars)

During the year ended June 30, 2022, a gain on change in fair value on the conversion feature of $153,155 was recorded on the consolidated statements of loss and comprehensive loss up to the conversion of the Debentures. As a result of the conversion, a fair value of $256,758 was allocated to share capital.

IPO Finders’ Warrants

In connection with the IPO which closed on November 23, 2021, the Company issued 184,000 Finders’ Warrants exercisable at USD $9.375 before November 23, 2026. The fair value of these Finders’ Warrants was estimated at $1,237,681 using Black-Scholes with the following assumptions: expected volatility of 100% based on comparable companies, expected dividend yield of 0%, risk-free interest rate of 1.58%, and an expected life of five years.

As at June 30, 2022, the derivative liability related to the Finders’ Warrants was measured at a fair value of $286,997 using Black-Scholes with the following assumptions: share price of USD $2.40, exercise price of USD $9.375, expected volatility of 100% based on comparable companies, expected dividend yield of 0%, risk-free interest rate of 3.10% and an estimated remaining life of 4.40 years. During the year ended June 30, 2022, the Company recorded a fair value decrease of $950,684 on the derivative liability related to the Finders’ Warrants.

The changes to the derivative liabilities for the years ended June 30, 2022 and 2021 are as follows:

$
Balance, June 30, 2020	-
Fair value of derivative liability on date of issuance	442,589
Fair value changes of derivative liability – conversion feature	(32,676)
Balance, June 30, 2021	409,913
Fair value changes of derivative liability – conversion feature	(153,155)
Fair value allocated on conversion of Debentures	(256,758)
Fair value of derivative liability – Finders’ Warrants	1,237,681
Fair value changes of derivative liability – Finders’ Warrants	(950,684)
Balance, June 30, 2022	286,997

11.	Share Capital

Authorized share capital

The Company is authorized to issue an unlimited number of common shares without par value.

Common shares issued and outstanding as at June 30, 2022, 2021 and 2020 are as follows:

	Number of common shares	Amount
	#	$
Balance, June 30, 2019	13,007,956	5,745,215
Shares issued from exercise of warrants (a)	50	154
Balance, June 30, 2020	13,008,006	5,745,369
Shares issued from exercise of warrants (b)	2,170	4,883
Balance, June 30, 2021	13,010,176	5,750,252
Shares issued on initial public offering (c)	3,680,000	34,988,520
Shares issue costs (b)	-	(4,233,129)
Shares issued on conversion of debentures (d)	751,163	857,399
Shares issued on vesting of restricted share units (e)	240,000	1,950,645
Shares issued from exercise of warrants (f)	243,419	419,946
Balance, June 30, 2022	17,924,758	39,733,633

Snow Lake Resources Ltd.

Notes to Consolidated Financial Statements

For the Years Ended June 30, 2022, 2021 and 2020

(Expressed in Canadian Dollars)

Share capital transactions for the year ended June 30, 2020

(a)	During the year ended June 30, 2020, 50 common shares were issued as a result of the exercise of Warrants for cash proceeds of $113.

Share capital transactions for the year ended June 30, 2021

(b)	During the year ended June 30, 2021, 2,170 common shares were issued as a result of the exercise of Warrants for cash proceeds of $4,883.

(c)	On November 23, 2021, the Company completed the IPO through the issuance of 3,680,000 common shares, including 480,000 common shares issued under the underwriters’ over-allotment option, at a price of $9.51 (USD $7.50) per share for gross proceeds of $34,988,520 (USD $27,600,000). In connection with the IPO, the Company granted the underwriters 184,000 Finders’ Warrants with each Finders’ Warrant exercisable into one common share of the Company at the price of USD $9.375 until November 23, 2026 (see Notes 10 and 14). In addition, the Company paid total issuance costs of $2,995,448 comprised of (i) a cash commission of $2,624,139 to the underwriters, (ii) underwriters’ fees of $304,248, and (iii) other closing expenses of $67,061.

(d)	On November 23, 2021, the Company also issued 751,163 common shares for the conversion of all outstanding Debentures at a conversion price of $1.25 per common share. The total amount of $863,294 was transferred from derivative liability to share capital.

(e)	On January 9, 2022, the Company issued 240,000 common shares as a result of the vesting of restricted share units (“RSUs”). These common shares were valued at an amount of $1,950,645. See Note 12 for more details.

(f)	During the year ended June 30, 2022, 243,419 common shares were also issued as a result of the exercise of Warrants for cash proceeds of $365,114.

Flow-Through Shares

Flow-through share arrangements involve resource expenditure deductions for income tax purposes which are renounced to purchasers of common shares in accordance with income tax legislation. Each flow-through share entitles the holder to a 100% tax deduction in respect of qualifying Canadian Exploration Expenses (“CEE”) as defined.

The value of the flow-through share liability was determined using the residual value method, after determining the fair value of the common shares and common shares purchase warrants attached to the Flow-Through Share Unit Financing. The Flow-Through Share Unit Financing premium established the flow-through share liability value at $71,249 as at June 30, 2019.

During the year ended June 30, 2020, the Company satisfied all of its flow-through obligations and recognized a recovery on the statement of loss and comprehensive loss for the full amount of the flow-through share liability.

12.	Reserve for RSUs

On January 9, 2022, the Company granted 240,000 RSUs to an officer, which vested immediately. Stock-based compensation of $1,950,645 in connection with the vesting of these RSUs was recorded during the year ended June 30, 2022.

13.	Reserve for Share-Based Payments

The Company maintains the Option Plan whereby certain key officers, directors and consultants may be granted stock options for common shares of the Company. The maximum number of common shares that are issuable under the Option Plan is limited to 2,406,732 common shares. Under the Option Plan, the exercise price of each option may not be lower than the greater of the closing price of the Company’s shares on the trading day prior to the grant date or the grant date itself, whichever is higher. Vesting of options is determined at the discretion of the Board. As at June 30, 2022, the Company had 786,243 common shares available for issuance under the Option Plan.

Snow Lake Resources Ltd.

Notes to Consolidated Financial Statements

For the Years Ended June 30, 2022, 2021 and 2020

(Expressed in Canadian Dollars)

The following summarizes the stock option activity for the years ended June 30, 2022, 2021 and 2020:

	2022		2021		2020
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
	#	$	#	$	#	$
Outstanding, beginning of year	820,000	2.50	820,000	0.50	1,040,000	2.50
Granted	1,269,386	USD 7.50	-	-	-	-
Cancelled	(300,000)	2.50	(160,000) (1)	2.50	(220,000)	2.50
Cancelled	(168,897)	USD 7.50	-	-	-	-
Reinstated	-	-	160,000 (1)	2.50	-	-
Outstanding, end of year	1,620,489	7.23	820,000	2.50	820,000	2.50
Exercisable, end of year	1,070,246	6.08	820,000	2.50	820,000	2.50

(1)	160,000 options were cancelled and reinstated as a result of the resignation and reincorporation of a director.

Option grants for the years ended June 30, 2021 and 2020

No options were granted during the years ended June 30, 2021 and 2020.

Option grants for the year ended June 30, 2022

On November 18, 2021, the Company granted 1,269,386 options to various officers and directors at an exercise price of USD $7.50, expiring on November 18, 2026. The options vest in equal increments after three months, six months, nine months and 12 months until fully vested. The options were valued using Black-Scholes with the following assumptions: expected volatility of 100% based on comparable companies, expected dividend yield of 0%, risk-free interest rate of 1.47%, forfeiture rate of 20% and an expected life of five years. The grant date fair value attributable to these options was $7,167,552, of which $6,084,861 was recorded as stock-based compensation in connection with the vesting of these options during the year ended June 30, 2022. On June 29, 2022, 168,897 of these options were cancelled.

The following table summarizes information of stock options outstanding and exercisable as at June 30, 2022:

Date of expiry	Number of options outstanding	Number of options exercisable	Exercise price	Weighted average remaining contractual life
	#	#	$	Years
May 24, 2023	520,000	520,000	2.50	0.90
November 18, 2026	1,100,489	550,245	USD 7.50	4.39
	1,620,489	1,070,245	7.23	3.27

Snow Lake Resources Ltd.

Notes to Consolidated Financial Statements

For the Years Ended June 30, 2022, 2021 and 2020

(Expressed in Canadian Dollars)

14.	Reserve for Warrants

The following summarizes the warrant activity for the years ended June 30, 2022, 2021 and 2020:

	2022		2021		2020
	Number of warrants	Weighted average exercise price	Number of warrants	Weighted Average exercise price	Number of warrants	Weighted Average exercise price
	#	$	#	$	#	$
Outstanding, beginning of year	880,525	1.55	551,929	1.59	551,979	1.65
Issued from debentures financing	-	-	361,098	1.50	-	-
Issued of Finders’ Warrants from IPO	184,000	USD 9.375	-	-	-	-
Exercised	(243,419)	1.50	(2,170)	2.25	(50)	2.25
Expired	-	-	(30,332)	2.25	-	-
Outstanding, end of year	821,106	3.93	880,525	1.55	551,929	1.59

Warrant issuances for the year ended June 30, 2020

There were no warrant issuances for the year ended June 30, 2020.

Warrant issuances for the year ended June 30, 2021

As part of the Debentures issuance in February 2021, the Company issued 346,108 Warrants to subscribers of the Debentures. Debenture holders were eligible to receive such number of Warrants equal to half of the number of common shares issuable upon conversion of the Debentures at the conversion price of $1.25. Each Warrant is exercisable into one common share at an exercise price of $1.50 per Warrant until the earlier of (i) 60 months from the grant date or (ii) 24 months from the Company completing a listing on a Canadian stock exchange. These Warrants were valued at $90,769, recorded to the warrants reserve after allocating, on a pro-rata basis, the $362,411 residual value of the Debentures between the debt and warrants components after the initial allocation of $442,589 of the $805,000 net proceeds received to the conversion feature.

The Debenture Warrants were valued using Black-Scholes based on the following assumptions: expected life of 2.5 years, expected volatility of 70%, expected dividend yield of nil, risk-free interest rate of 0.18% - 0.22%, market price of $1.50, and an exercise price of $1.50. $2,025 of Debenture transaction costs was recorded to warrants reserve in amortizing the value of transaction costs allocated to the warrants component of the Debentures.

15,000 Debenture Finders’ Warrants exercisable on the same terms as the Debenture Warrants were also issued, and they were valued at $9,480 using Black-Scholes based on the following assumptions: expected life of 2.5 years, expected volatility of 70%, expected dividend yield of nil, risk-free interest rate of 0.18%, market price of $1.50, and an exercise price of $1.50. The value of these warrants allocated to loan liability transaction costs is being amortized in the statement of loss and comprehensive loss in accreting up the carrying value of the Debenture loan liability to its principal balance and the value allocated to Debenture warrants transaction costs is being amortized to the warrants reserve over the term of the Debentures.

Warrant issuances for the year ended June 30, 2022

As part of the IPO which closed on November 23, 2021, the Company issued 184,000 Finders’ Warrants exercisable at USD $9.375 before November 23, 2026. As these Finders’ Warrants are denominated in USD, they are considered derivative liabilities hence classified as such (see Note 10 for details).

Snow Lake Resources Ltd.

Notes to Consolidated Financial Statements

For the Years Ended June 30, 2022, 2021 and 2020

(Expressed in Canadian Dollars)

The following table summarizes information of warrants outstanding as at June 30, 2022:

Date of expiry	Number of warrants outstanding	Exercise price	Weighted average remaining contractual life
	#	$	Years
November 23, 2023	32,000	1.25	1.40
November 23, 2023	533,679	1.50	1.40
November 23, 2023	71,427	2.25	1.40
November 23, 2023	184,000	USD 9.375	1.40
	821,106	3.93	2.07

15.	Basic and Diluted Loss per Share

The calculations of basic and diluted loss per share for the year ended June 30, 2022 were based on the net loss of $9,446,454 (2021 – net loss of $552,436; 2020 – net loss of $182,116) and the weighted average number of basic and diluted common shares outstanding of 15,884,041 (2021 – 13,008,669; 2020 – 13,007,995).

The details of the computation of basic and diluted loss per share are as follows:

	2022	2021	2020
	$	$	$
Net Loss	(9,446,454)	(552,436)	182,116)
	#	#	#
Basic weighted-average number of shares outstanding	15,884,041	13,008,669	13,007,995
Assumed conversion of dilutive stock options and warrants	-	-	-
Diluted weighted-average number of shares outstanding	15,884,041	13,008,669	13,007,995
	$	$	$
Basic and diluted loss per share	(0.60)	(0.04)	(0.01)

16.	Related Party Transactions

In accordance with IAS 24 – Related Party Disclosures, key management personnel, including companies controlled by them, are those persons having authority and responsibility for planning, directing and controlling the activities of the Company directly or indirectly, including any directors (executive and non-executive) of the Company. The remuneration of directors and key executives is determined by the compensation committee of the Board. The remuneration of directors and other members of key management personnel during the years ended June 30, 2022, 2021 and 2020 were as follows:

	2022	2021	2020
	$	$	$
Directors’ and officers’ consulting fees	687,585	200,858	100,500
Exploration and evaluation expenditures	220,765	48,000	57,243
	908,350	248,858	157,743

Directors’ and officers’ consulting fees

During the year ended June 30, 2022, $585,615 of fees included in directors’ and officers’ consulting fees had been paid to companies controlled by the Chief Executive Officer, the Chief Operating Officer, and the former and new Chief Financial Officers of Snow Lake.

Exploration and evaluation expenditures

During the year ended June 30, 2022, fees of $220,765 (2021 – $48,000) for services rendered by the Company’s VP of Resources Development, and the VP of Exploration, had been capitalized as E&E assets on the consolidated statements of financial position.

Snow Lake Resources Ltd.

Notes to Consolidated Financial Statements

For the Years Ended June 30, 2022, 2021 and 2020

(Expressed in Canadian Dollars)

Share-based compensation

During the year ended June 30, 2022, the Company had granted certain RSUs and options to various directors and officers. Total stock-based compensation of $8,035,506 (2021 – nil) was recorded in connection with the vesting of these securities.

Related party balances

All related party balances payable, for services and business expense reimbursements rendered as at June 30, 2022, 2021 and 2020, are non-interest bearing and payable on demand, and are comprised of the following:

	2022	2021	2020
	$	$	$
Payable to officers and directors	110,274	236,402	205,648
(Receivable) payable to Nova Minerals Ltd.	(10,287)	43,240	12,300
	99,987	279,642	217,948

17.	Income Taxes

The reconciliation of the combined Canadian federal and provincial statutory income tax rate of 27% (2021 – 27%) to the effective tax rate is as follows:

	2022	2021	2020
	$	$	$
Net loss before income tax	(9,446,454)	(552,436)	(182,116)
Combined federal and provincial statutory income tax rates	27%	27%	27%
Expected income tax recovery at statutory rates	2,550,543	149,158	49,171
Non-deductible differences	(1,102,753)	(7,310)	18,711
Change in unrecognized deductible temporary differences	(1,447,790)	(141,848)	(67,882)
Total income tax recovery	-	-	-

Unrecognized deductible temporary differences

The income tax benefit of the following deductible temporary differences has not been recorded in these financial statements because of the uncertainly of their recovery:

	2022	2021	2020
	$	$	$
Non-capital losses carried forward	1,110,151	300,805	169,751
Exploration and evaluation assets	(100,058)	(109,447)	(60,266)
Other items	660,396	15,278	5,409
	1,670,489	206,636	114,894

Non-capital losses carried forward

The Company has non-capital tax losses available to reduce taxes in future years of approximately $4,112,000 (2021 – $1,114,000 ). These losses have expiry dates between 2038 and 2042.

Tax attributes are subject to review, and potential adjustment, by tax authorities

18.	Capital Management

The Company’s objective when managing capital is to safeguard the Company’s ability to continue as a going concern such that it can provide returns for shareholders and benefits for other stakeholders. The management of the capital structure is based on the funds available to the Company in order to support the acquisition, exploration and development of mineral properties and to maintain the Company in good standing with the various regulatory authorities. In order to maintain or adjust its capital structure, the Company may issue new shares, sell assets to settle liabilities, issue debt instruments or return capital to its shareholders. The Company monitors its capital structure and makes adjustments in light of changes in economic conditions and the risk characteristics of the underlying assets.

Snow Lake Resources Ltd.

Notes to Consolidated Financial Statements

For the Years Ended June 30, 2022, 2021 and 2020

(Expressed in Canadian Dollars)

19.	Financial Risks

The Company is exposed to various risks as it relates to financial instruments. Management, in conjunction with the Board, mitigates these risks by assessing, monitoring and approving the Company’s risk management process. There have not been any changes in the nature of these risks or the process of managing these risks from the previous reporting periods.

Credit risk

Credit risk is the risk of loss associated with a counterparty’s inability to fulfill its payment obligations. The Company’s credit risk is primarily attributable to cash, other receivable (excluding sales tax receivable) and due from related party, which expose the Company to credit risk should the borrower default on maturity of the instruments. Cash is held with reputable chartered banks in Canada, which is closely monitored by management. Management believes that the credit risk concentration with respect to financial instruments included in cash, other receivables and due from related party is minimal.

Liquidity risk

Liquidity risk is the risk that the Company will not have sufficient cash resources to meet its financial obligations as they come due. The Company’s liquidity and operating results may be adversely affected if the Company’s access to the capital market is hindered, whether as a result of a downturn in stock market conditions generally or related to matters specific to the Company. The Company generates cash flow primarily from its financing and investing activities.

As at June 30, 2022, the Company had a cash balance of $23,792,408 (June 30, 2021 – $318,844; June 30, 2020 – $143,089), to settle current liabilities of $1,780,877 (June 30, 2021 – $1,374,819; June 30, 2020 – $343,734).

As at June 30, 2022, the Company had the following contractual obligations:

	Less than 1 year	1 to 3 years	3 to 5 years	Total
	$	$	$	$
Accounts payable and accrued liabilities	1,182,449	-	-	1,182,449
Due to related parties	110,274	-	-	110,274
Loan payable	201,157	-	-	201,157
Derivative liability	286,997	-	-	286,997
Total	1,780,877	-	-	1,780,877

The Company manages liquidity risk by maintaining adequate cash reserves and by continuously monitoring forecast and actual cash flows for a rolling period of 12 months to identify financial requirements. Where insufficient liquidity may exist, the Company may pursue various debt and equity instruments for short or long-term financing of its operations.

Management believes there is sufficient capital to meet short-term business obligations, after taking into account cash flow requirements from operations and the Company’s cash position as at June 30, 2022.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company’s loans payable and convertible debentures have fixed interest rates. As at June 30, 2022, the Company had no hedging agreements in place with respect to floating interest rates. Management believes that the interest rate risk concentration with respect to financial instruments is minimal.

Snow Lake Resources Ltd.

Notes to Consolidated Financial Statements

For the Years Ended June 30, 2022, 2021 and 2020

(Expressed in Canadian Dollars)

Foreign exchange risk

Foreign exchange risk is the risk that the Company will be subject to foreign currency fluctuations in satisfying obligations related to its foreign activities. The Company has from, time to time, financial instruments and transactions denominated in foreign currencies, notably in USD. The Company’s primary exposure to foreign exchange risk is that transactions denominated in foreign currency may expose the Company to the risk of exchange rate fluctuations. Based on its current operations, management believes that the foreign exchange risk remains minimal.

COVID-19

In December 2019, COVID-19 surfaced in Wuhan, China. The World Health Organization declared a global emergency on January 30, 2020 with respect to the outbreak then characterized it as a pandemic on March 11, 2020. The outbreak has spread globally, and it has continued to cause companies and various international jurisdictions to impose restrictions, such as quarantines, closures, cancellations and travel restrictions. The duration of the business disruptions internationally and related financial impact to the global economy remains highly uncertain at this time, as COVID-19 continues to evolve.

The Company’s operations had been impacted by a delay in projects and restricted access to financing, but management expects the situation to improve once lockdown restrictions will be lifted with vaccine roll-out. Ultimately, the extent to which the COVID-19 pandemic impacts the Company’s financial results will depend on future developments, which remain highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of the COVID-19 pandemic and actions taken to contain it or its impact, among others. These uncertainties arise from the inability to predict the duration of the outbreak, including the duration of travel restrictions, business closures or disruptions, and quarantine/isolation measures that are currently, or may be put in place by Canada, and other countries to fight the virus. While the extent of the impact remains unknown, the Company anticipates this outbreak may cause supply chain disruptions, and increased government regulations, all of which may negatively impact the Company’s business and financial condition.

Fair value

Fair value estimates of financial instruments are made at a specific point in time based on relevant information about financial markets and specific financial instruments. As these estimates are subjective in nature, involving uncertainties and matters of significant judgment, they cannot be determined with precision. Changes in assumptions can significantly affect estimated fair values.

As at June 30, 2022, the Company’s financial instruments consisted of cash, other receivables (excluding sales tax recoverable), due from related party, accounts payable, due to related parties, loan payable, and derivative liability. The fair value of other receivables (excluding sales tax recoverable), due from related party, accounts payables and due to related parties are approximately equal to their carrying value due to their short-term nature. As at June 30, 2021, the fair values of the loan payable and convertible debentures approximate their carrying amounts as they were measured taking into consideration comparable instruments with similar risks in determining the rates at which to discount their amount in applying their respective measurement models.

The Company classifies fair value measurements using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

●	Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities.

●	Level 2 – Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

●	Level 3 – Inputs for the asset or liability that are not based on observable market data (unobservable inputs).

	Level 1	Level 2	Level 3	Total
	$	$	$	$
Cash	23,792,408	-	-	23,792,408
Derivative liability	-	(286,997)	-	(286,997)

As at June 30, 2022, the Company’s financial instruments carried at fair value consisted of its cash, which is classified as Level 1, and its derivative liability, which have been classified as Level 2. There were no transfers between Levels 2 and 3 for recurring fair value measurements during the years ended June 30, 2022, 2021 and 2020.

Snow Lake Resources Ltd.

Notes to Consolidated Financial Statements

For the Years Ended June 30, 2022, 2021 and 2020

(Expressed in Canadian Dollars)

20.	Grant Income

On December 14, 2021, the Company received a grant for $30,995 from the Manitoba Minerals Development Fund (the “MMDF”), for the purposes of supporting strategic projects that contribute to sustainable economic growth in the Province of Manitoba. On June 7, 2022, the Company received a second grant of $78,750 from the MMDF.

These grants were included in other income on the consolidated statements of loss and comprehensive loss during the years ended June 30, 2022 and 2021.

21.	Contingencies

The Company’s E&E activities are subject to various laws and regulations governing the protection of the environment. These laws and regulations are continually changing and generally becoming more restrictive. As at June 30, 2022, the Company believes its operations are materially in compliance with all applicable laws and regulations. The Company expects to make future expenditures to comply with such laws and regulations.

22.	Subsequent Events

Subsequent to June 30, 2022, the Company paid off the remaining balance of USD $156,105 (CAD $201,157) on the Loan upon its maturity.

Subsequent to June 30, 2022, 38,082 stock options exercisable at a price of USD $7.50 previously granted to a former officer of the Company, were cancelled.

Subsequent to June 30, 2022, the Company received additional grant income of $109,750 from the MMDF.