Form 20-F
period 2023-06-30
Snow Lake Resources Ltd.
filed 2023-10-31
CIK 1769697

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark one)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2023

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

360 Main St 30th Floor, Winnipeg, MB R3C 0V1 Canada

(Address of principal executive offices)

Frank Wheatley, Chief Executive Officer

Tel: (204) 815-5806

Email: info@snowlakelithium.com

360 Main St 30th Floor, Winnipeg, MB R3C 0V1 Canada

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

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 18,185,810 Common Shares, no par value per share, as of June 30, 2023.

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

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☐ US GAAP	☒ International Financial Reporting Standards as issued by the International Accounting Standards Board	☐ Other

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17	☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes	☒ No

Annual Report on Form 20-F

Year Ended June 30, 2023

i

ii

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

Solely for the convenience of the reader, this Annual Report on Form 20-F contains translations of certain Canadian dollar amounts into U.S. dollars at specified rates. Except as otherwise stated in this Annual Report on Form 20-F, all translations from Canadian dollar to U.S. dollars are based on the closing rate of C$1.3240 per $1.00 for cable transfers of Canadian dollars, as certified by Bank of Canada on June 30, 2023. On October 30, 2023, the closing rate for Canadian dollar was C1.3833 per US$1.00. No representation is made that such Canadian dollar amounts referred to in this Annual Report on Form 20-F could have been or could be converted into U.S. dollars at such rates or any other rates. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding.

The audited consolidated financial statements and notes thereto as of and for fiscal 2023, 2022 and 2021 included elsewhere in this Annual Report on Form 20-F have been prepared in accordance with International Financial Reporting Standards, or IFRS. Our fiscal year end is June 30.

Share Consolidation (“Reverse Split”)

On October 7, 2021, we effectuated a one-for-five reverse stock split of our common shares, or the Reverse Split. The Reverse Split combined each five of our common shares into one common share. Fractional shares were not issued to any existing shareholder in connection with the Reverse Split, but the Company purchased from each existing shareholder the right to such fractional share that would have been issued, at a price based on our initial public offering price. The right to fractional shares which the Company purchased resulting from the Reverse Split, in the aggregate, was less than ten (10) common shares. The historical audited financial statements included elsewhere in this Annual Report on Form 20-F have been adjusted for the Reverse Split. Unless otherwise indicated, all other share and per share data in this Annual Report on Form 20-F have been retroactively adjusted, where applicable, to reflect the Reverse Split as if it had occurred as at the June 30, 2019 fiscal year end. References to “post-consolidation” below are references to the number of our common shares after giving effect to this share consolidation.

FORWARD-LOOKING STATEMENTS

This Annual Report contains forward-looking statements that are based on our management’s beliefs and assumptions and on information currently available to us. All statements other than statements of historical facts are forward-looking statements. The forward-looking statements are contained principally in, but not limited to, the sections entitled “Risk Factors”, “Information on the Company”, “Operating and Financial Review and Prospects,” and elsewhere in this Annual Report. These statements relate to future events or to our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Forward-looking statements include, but are not limited to, statements about:

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

In some cases, you can identify forward-looking statements by terms such as “may,” “could,” “will,” “should,” “would,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “project” or “continue” or the negative of these terms or other comparable terminology. These statements are only predictions. You should not place undue reliance on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which are, in some cases, beyond our control and which could materially affect results. Factors that may cause actual results to differ materially from current expectations include, among other things, those listed under the heading “Risk Factors” and elsewhere in this Annual Report.   If one or more of these risks or uncertainties occur, or if our underlying assumptions prove to be incorrect, actual events or results may vary significantly from those implied or projected by the forward-looking statements. No forward-looking statement is a guarantee of future performance.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

3.A.  [Reserved]

3.B.   Capitalization and Indebtedness

Not applicable.

3.C.  Reasons for the Offer and Use of Proceeds

Not applicable.

3.D.   Risk factors

You should carefully consider all of the information in this Annual Report, including various changing regulatory, competitive, economic, political and social risks and conditions described below, before making an investment in our common shares. One or more of a combination of these risks could materially impact our business, results of operations and financial condition. In any such case, the market price of our common shares could decline, and you may lose all or part of your investment.

Our Risks and Challenges

Our prospects should be considered in light of the risks, uncertainties, expenses and difficulties frequently encountered by similar companies. Our ability to realize our business objectives and execute our strategies is subject to risks and uncertainties, including, among others, the following summary risk factors set forth in more detail below:

•We have a limited operating history and have not yet generated any revenues;

•Our financial statements have been prepared on a going concern basis and our financial status creates a doubt whether we will continue as a going concern;

•If we do not obtain additional financing, our business may be at risk or execution of our business plan may be delayed;

•Future pandemics, such as the recent coronavirus pandemic may cause a material adverse effect on our business;

•We have obtained an S-K 1300 compliant mineral resource report which represented only estimates and no assurance can be given that any anticipated tonnages and grades will be achieved, or that the indicated level of recovery will be realized. Further drilling will be required to determine whether the Snow Lake Lithium™ property contains proven or probable mineral reserves and there can be no assurance that we will be successful in our efforts to prove our resource.

•Mineral exploration and development are subject to extraordinary operating risks. We currently do not insure against these risks. In the event of a cave-in or similar occurrence, our liability may exceed our resources, which could have an adverse impact on us;

•Our business operations are exposed to a high degree of risk associated with the mining industry;

•We may not be able to obtain or renew licenses or permits that are necessary to our operations;

•Our Snow Lake Lithium™ property may face indigenous land claims;

•Volatility in lithium prices and lithium demand may make it commercially unfeasible for us to develop our Snow Lake Lithium™ property;

•The future market demand for lithium is and will be heavily dependent on the growth and development and continuing market acceptance and growth in market share of EVs with the overall North American and worldwide auto industry. Any reduction in the rate of growth of the EV industry may adversely affect lithium prices and the commercial feasibility of our Snow Lake Lithium™ property;

•There can be no guarantee that our interest in the Snow Lake Lithium™ property is free from any title defects;

•Our mining operations are dependent on the adequate and timely supply of water, electricity or other power supply, chemicals and other critical supplies;

•We currently report our financial results under International Financial Reporting Standards, or IFRS, which differs in certain significant respect from U.S. generally accepted accounting principles;

•Our directors and officers are engaged in other business activities and accordingly may not devote sufficient time to our business affairs, which may affect our ability to conduct operations and generate revenue; and

•In the event that key personnel leave our company, we would be harmed since we are heavily dependent upon them for all aspects of our activities.

Risks Related to Our Business and Industry

Risks and uncertainties related to our business and industry include, but are not limited to, the following:

All of our business activities are now in the exploration stage and there can be no assurance that our exploration efforts will result in the commercial development of lithium concentrate or lithium hydroxide.

All of our operations are at the exploration and development stage and there is no guarantee that any such activity will result in commercial production of lithium mineral deposits. We have an S-K 1300 mineral resource estimate based on drilling to date. We intend to engage in additional exploratory drilling with proceeds from potential subsequent financings. in order to upgrade the resource classification of the Snow Lake Lithium™ property, and to eventually upgrade the resource into proven and probable reserves. The exploration for lithium deposits involves significant risks which even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties which are explored are ultimately developed into producing mines. Major expenses may be required to locate and establish proven mineral reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that the exploration programs planned by us or any future development programs will result in a profitable commercial mining operation. There is no assurance that our mineral exploration activities will result in any discoveries of commercial quantities of lithium. There is also no assurance that, even if commercial quantities of ore are discovered, a mineral property will be brought into commercial production. Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as size, grade and proximity to infrastructure, metal prices which are highly cyclical; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted. Our long-term profitability will be in part directly related to the cost and success of our exploration programs and any subsequent development programs.

Our mineral resources or reserves may be significantly lower than expected or as currently published.

We are in the exploration and development stage and our planned principal operations have not commenced. There is currently no commercial production on the Snow Lake Lithium™ property and we have not yet completed a pre-feasibility study (“PFS”). As such, our estimated proven or probable mineral reserves, expected mine life and lithium pricing cannot be determined as the exploration program, drilling, feasibility studies and pit (or mine) design optimizations have not yet been undertaken, and the actual mineral reserves may be significantly lower than expected. You should not rely on the past or any future S-K 1300 compliant technical report, or PFS, if and when completed and published, as indications that we will have successful commercial operations in the future. Even if we prove reserves on the Snow Lake Lithium™ property, we cannot guarantee that we will be able to develop and market them, or that such production will be profitable.

The estimation of lithium reserves is not an exact science and depends upon a number of subjective factors. Any measured, indicated or inferred resource figures presented in this Annual Report are estimates from the written reports of technical personnel and mining consultants who were contracted to assess the mining prospects. Resource estimates are a function of geological and engineering analyses that require us to forecast production costs, recoveries, and metals prices. The accuracy of such estimates depends on the quality of available data and of engineering and geological interpretation, judgment, and experience. Estimated indicated or inferred lithium resources may not be upgraded to measured or indicated, or to probable or proved reserves, and any reserves may not be realized in actual production and our operating results may be negatively affected by inaccurate estimates. Additionally, resource estimates do not determine the economics of a mining project and, although we have begun to prepare a PFS, even once the PFS is produced we cannot guarantee that it will reflect positive economics for our mining resources or that we will be able to execute our plans to create an economically viable mining operation.

Our mineral resources described in our most recent S-K 1300 compliant measured, indicated and inferred mineral resource report are only estimates and no assurance can be given that the anticipated tonnages and grades will be achieved, or that the indicated level of recovery will be realized.

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

We are an exploration and development stage company and we have no history of mining mineral products from our properties. As such, any future revenues and profits are uncertain. There can be no assurance that our Snow Lake Lithium™ property will be successfully placed into production, produce minerals in commercial quantities or otherwise generate operating earnings. Advancing projects from the exploration stage into development and commercial production requires significant capital and time and will be subject to further technical studies, permitting requirements and construction of mines, processing plants, roads and related works and infrastructure. We will continue to incur losses until mining-related operations successfully reach commercial production levels and generate sufficient revenue to fund continuing operations. There is no certainty that we will generate revenue from any source, operate profitably or provide a return on investment in the future.

Lithium mining and production is relatively new to the Province of Manitoba and the Snow Lake area.

If and when our lithium resources on the Snow Lake Lithium™ property are proven, we intend to work towards entering the production stage of our operations.. Lithium mining has occurred at the Tanco mine located north east of Winnipeg, but the mining and processing of lithium ore has not previously been undertaken in or near the Snow Lake region of Manitoba. Locating the necessary experts and work force that are familiar with and trained in this particular mining process may be a challenge and our success may be hindered by the lack of historical familiarity with the processes and challenges faced in lithium mining and production.

Mineral exploration and development are subject to extraordinary operating risks. We currently do not insure against these risks. In the event of a cave-in or similar occurrence, our liability may exceed our resources, which could have an adverse impact on us.

Exploration and mining operations generally involve a degree of risk. Our operations are subject to all of the hazards and risks normally encountered in the exploration, development and production of lithium, including, without limitation, unusual and unexpected geologic formations, seismic activity, rock bursts, cave-ins, flooding and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, personal injury or loss of life and damage to property and environmental damage, all of which may result in possible legal liability. Although we expect that adequate precautions to minimize risk will be taken, mining operations are subject to hazards such as fire, rock falls, geo-mechanical issues, equipment failure or failure of retaining dams around tailings disposal areas which may result in environmental pollution and consequent liability. The occurrence of any of these events could result in a prolonged interruption of our operations that would have a material adverse effect on our business, financial condition, results of operations and prospects.

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

Our development projects have no operating history upon which to base estimates of future capital and operating costs. Mineral resource and reserve estimates and estimates of capital and operating costs are, to a large extent, based upon the interpretation of geologic data obtained from drill holes and other sampling techniques, and feasibility studies, which derive estimates of capital and operating costs based upon anticipated tonnage and grades to be mined and processed, ground conditions, the configuration of the deposit, expected recovery rates of minerals from ore, estimated operating costs, and other factors. As a result, actual production, cash operating costs and economic returns could differ significantly from those estimated.

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

The development of our Snow Lake Lithium™ property is dependent on the continued growth of the lithium market, and the continued increased demand for lithium chemicals by emerging producers of electric vehicles and other users of lithium-ion batteries. These producers and the related technologies are still under development and a continued sustained increase in demand is not certain. To the extent that such demand does not manifest itself, and the lithium market does not continue to grow, or existing producers increase supply to satisfy this demand, then our ability to develop our Snow Lake Lithium™ property will be adversely affected. Our lithium exploration and development activities may be significantly adversely affected by volatility in the price of lithium. Mineral prices fluctuate widely and are affected by numerous factors beyond our control such as global and regional supply and demand, interest rates, exchange rates, inflation or deflation, fluctuation in the value of the United States dollar and foreign currencies, and the political and economic conditions of mineral-producing countries throughout the world. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in our lithium activities not producing an adequate return on invested capital to be profitable or viable.

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

We currently report our financial results under IFRS, which differs in certain significant respects from U.S. generally accepted accounting principles.

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

Our Chief Executive Officer is an employee and devotes substantially all of his time to our business.   Some of our other executive officers are engaged as consultants under independent contractor agreements rather than as employees and, as such, they have been and are involved in other business activities and have consulting clients in addition to working for us. Although we expect that as our business operations ramp up such executive officers will devote substantially all of their time to our business, as a result of the other business endeavors that they are currently engaged in, such executive officers may not be able to devote sufficient time to our business affairs, which may negatively affect our ability to conduct our ongoing operations. In addition, management of our company may be periodically interrupted or delayed as a result of these officers’ other business interests.

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

Adverse outcomes in litigation matters that arise in the future, could negatively affect our business, results of operations, financial condition and cash flows.

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

Risks Related to Ownership of Our Common Shares

Risks and uncertainties related to our common shares include, but are not limited to, the following:

•We have a limited operating history and have not yet generated any revenues;

•Our financial statements have been prepared on a going concern basis and our financial status creates a doubt whether we will continue as a going concern;

•If we do not obtain additional financing, our business may be at risk or execution of our business plan may be delayed;

Our continued development may require us to raise additional financing in the future through the issuance of additional equity securities or convertible debt securities.

Our continued development may require the Company to raise additional financing in the future through the issuance of additional equity securities or convertible debt securities. If we raise additional funding by issuing additional equity securities or convertible debt securities such financings may substantially dilute the interests of our shareholders and reduce the value of their investment. Additional financings and share issuances may result in a substantial dilution to our shareholders of the Company and decrease the value of our securities.

The failure to raise or procure such additional funds as required could result in the delay or indefinite postponement of business objectives. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, will be on terms acceptable to the Company.

The market prices for securities of mining companies, including our securities, historically have been and may continue to be volatile.

The market prices for securities of mining companies, including our securities, historically have been and may continue to be volatile. Future developments concerning us or our industry, including downward fluctuations in the price of lithium, may have a significant impact on the market price of the common shares.

There may not be an active liquid market for the common shares and there is no guarantee that an active trading market for the common shares will be maintained on Nasdaq.

There may not be an active liquid market for the common shares. There is no guarantee that an active trading market for the common shares will be maintained on Nasdaq. Investors may not be able to sell their common shares quickly or at the latest market price if trading in the common shares is not active.

Management will have discretion in the use of available funds.

Management will have broad discretion concerning the use of available funds, as well as the timing of their expenditures. Depending on fluctuations in lithium prices and other factors, the intended use of  available funds may change. As a result, an investor will be relying on the judgment of management for the application of the net proceeds from the offering of any securities and use of available funds. Management may use the net proceeds from the offering of any securities and available funds in ways that an investor may not consider desirable if they believe it would be in our best interests to do so. The results and the effectiveness of the application of proceeds from an offering of any securities and available funds are uncertain. If the proceeds and available funds are not applied effectively, our results of operations may suffer.

•If through additional drilling we are not able to prove our resource according to the SEC’s new Mining Modernization Rules, your investment in our common shares could become worthless;

•You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions against us or our management named in this Annual Report based on foreign laws;

•We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies;

•As a foreign private issuer, we are permitted to rely on exemptions from certain Nasdaq corporate governance standards applicable to domestic U.S. issuers. This may afford less protection to holders of our shares;

•A major shareholder, Nova Minerals, owns a significant interest in our outstanding common shares. As a result, it will have the ability to influence all matters submitted to our shareholders for approval; and

•Future issuances of debt securities, which would rank senior to our common shares upon our bankruptcy or liquidation, and future issuances of preferred shares, which could rank senior to our common shares for the purposes of dividends and liquidating distributions, may adversely affect the level of return you may be able to achieve from an investment in our common shares.

In addition, we face other risks and uncertainties that may materially affect our business prospects, financial condition, and results of operations. You should consider the risks discussed here and elsewhere in this Annual Report before investing in our common shares.

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

The market price for our common shares has been volatile, in part because our shares do not have a substantial history of trading publicly. In addition, the market price of our common shares may fluctuate significantly in response to several factors, most of which we cannot control, including:

●	actual or anticipated variations in our operating results;

●	increases in market interest rates that lead investors of our common shares to demand a higher investment return;

●	changes in earnings estimates;

●	changes in market valuations of similar companies;

●	actions or announcements by our competitors;

●	adverse market reaction to any increased indebtedness we may incur in the future;

●	additions or departures of key personnel;

●	actions by shareholders;

●	announcements by governments, or general market confidence; and

●	our ability to maintain the listing of our common shares on Nasdaq.

●	speculation in the media, online forums, or investment community;

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

We currently follow our home country practice that (i) does not require us to seek shareholder approval for amending our share incentive plans; (ii) does not require us to hold an annual meeting of shareholders no later than one year after the end of its fiscal year; (iii) does not require us to have a nominating/corporate governance committee  composed entirely of independent directors; and (iv) does not require us to have a compensation committee composed entirely of independent directors. Consequently, we are exempt from independent director requirements of Rule 5605 (d) and (e) of Nasdaq Capital Market listing standards, except for the requirements under subsection (b)(2) thereof pertaining to executive sessions of independent directors. Accordingly, our investors may not be provided with the benefits of certain corporate governance requirements of Nasdaq.

Nova as a major shareholder owns a significant amount of our common shares. As a result, although less than a majority of our outstanding common shares, it will have the ability to significantly influence all matters submitted to our shareholders for approval.

A major shareholder, Nova, owns approximately 32.48% of our outstanding common shares. Although Nova does not own a majority of our outstanding common shares, it may have the ability to significantly influence all matters submitted to our shareholders for approval including:

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

Future issuances of our common shares or securities convertible into, or exercisable or exchangeable for, our common shares, or the expiration of lock-up agreements that restrict the issuance of new common shares or the trading of outstanding common shares, could cause the market price of our common shares to decline. We cannot predict the effect, if any, of future issuances of our securities, or the future expirations of lock-up agreements, on the price of our common shares. In all events, future issuances of our common shares would result in the dilution of your holdings. In addition, the perception that new issuances of our securities could occur, or the perception that locked-up parties will sell their securities when the lock-ups expire, could adversely affect the market price of our common shares. In addition to any adverse effects that may arise upon the expiration of any such lock-up agreements, it is likely that the lock-up provisions in such agreements will include a provision that the lock-up terms may be waived, at any time and without notice. If the restrictions under the lock-up agreements are waived, our common shares may become available for resale, subject to applicable law, including without notice, which could reduce the market price for our common shares. In connection with our initial public offering, Nova agreed to lock up its holdings of our common shares until May 17, 2022; provided, however, that Nova obtained a waiver from the underwriter in our initial public offering to sell the common shares covered under the resale prospectus. On March 21, 2022, in consideration for such waiver, the underwriter required Nova to amend the original lock up to extend the period of such lock up until March 21, 2023 with respect to its 6,600,000 common shares. As of the date of this Annual Report, all of our shareholders’ lock up agreements have expired.

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

ITEM 4. INFORMATION ON THE COMPANY

4.A. History and Development of the Company.

Our Corporate History

We were incorporated in the Province of Manitoba, Canada under the Corporations Act (Manitoba) on May 25, 2018. We have two wholly owned subsidiaries, Snow Lake Exploration and Snow Lake Crowduck.  A former wholly owned subsidiary, Thompson Bros, has been deregistered in Australia and Manitoba.

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

Corporate Information

Our corporate address is, 360 Main St 30th Floor, Winnipeg, MB R3C 4G1, Canada. Our company email address is info@snowlakelithium.com.

Our registered office is located at 360 Main St 30th Floor, Winnipeg, MB R3C 4G1, Canada.

Our agent for service of process in the United States is Cogency Global Inc., located at 122 East 42nd Street, 18th Floor, New York, N.Y. 10168.

Our website can be found at https://snowlakelithium.com. The information contained on our website is not a part of this Annual Report, nor is such content incorporated by reference herein, and should not be relied upon in determining whether to make an investment in our common shares.

Recent Developments

On September 22, 2022, the Company signed a non-binding memorandum of understanding (“MOU”) with LG Energy Solution (“LGES”). The non-binding MOU with LGES represents a next step towards building the domestic supply chain for the North American EV market. LGES, a split-off from LG Chem, is a leading global manufacturer of lithium-ion batteries for EVs, mobility, IT, and energy storage systems. With 30 years of experience in revolutionary battery technology and extensive research and development, LGES is the top battery-related patent holder in the world with over 24,000 patents. Its robust global network, which spans North America, Europe, Asia, and Australia, includes battery manufacturing facilities established through joint ventures with major automakers such as General Motors, Stellantis N.V. and Hyundai Motor Group. Together with LGES, the Company will collaborate to explore the opportunity to create one of Canada’s first lithium hydroxide processing plants in CentrePort, Manitoba. Under the terms of the MOU, Snow Lake will supply LGES with lithium over a 10-year period once production starts in 2025. The MOU and contemplated partnership will be subject to a number of conditions, including the completion of due diligence from both parties. A scoping study, in partnership with Primero, has been completed to identify the technologies, innovations and skills required to deliver a world-class lithium hydroxide plant within the Province of Manitoba.  There has been no substantial progress yet on implementing the goals of the MOU, and there is no assurance that the proposed collaboration contemplated by the MOU will in fact occur.

On January 6, 2023, the Company announced that it has acquired additional land claims in the historic mining district of Snow Lake, Manitoba. The Company staked a total of nine claims covering an area of 1,728 hectares near Dion Creek, Lost Frog Lake, and the Grass River East. These claims are located in areas known for their pegmatite occurrences as mapped by the Ministry of Northern Development and Mines. With the acquisition of additional land claims in and around Snow Lake Lithium’s current resource block, the Company’s total land position now stands at 24,515 hectares (60,577-acres), an increase of approximately 8% as compared to the prior land position.

On January 16, 2023, the Company announced the resignation of Philip Gross, Hadassah Slater and Allan Engel, as directors of Snow Lake, effective immediately prior to the commencement of the Company’s annual general and special meeting held at 9:00 a.m. (Central Time) on January 17, 2023 (the “Meeting”).

On January 17, 2023, the Company announced the results of the Meeting, during which Peretz Shapiro, Nachum Labkowski, Brian Imrie, Shlomo Kievman and Kathleen Skerrett were elected to the board of directors (the “Board”) of Snow Lake, in addition to Dale Schultz. Following the Meeting, the Company also announced the resignation of Philip Gross and Derek Knight, as Chief Executive Officer (“CEO”) and Chief Operating Officer (“COO”)/Secretary of Snow Lake, respectively. As a result of the changes, Mr. Labkowski was appointed Chairman of the Board. Mr. Shapiro was also appointed as Interim COO, as the Board appointed a special committee to retain an advisor to search for a permanent CEO.

On January 29, 2023, the Company announced that it was moving forward on a PEA which will focus on outlining a pathway to accelerating revenues from the Company’s flagship projects; the Thomson Brothers and Grass River lithium projects. The PEA considered the feasibility of a DSO operation, which will enable the company to fund a significant portion of future development out of cash flow. Additionally, the Company announced its intentions to release an updated Resource Estimate for the Thomson Brothers project, a maiden resource estimate for the Grass River project, as well as the results from a metallurgical study from the Grass River project in Q2 of 2023.

On March 16, 2023, the Company announced the results of a metallurgical testwork program conducted for its Grass River lithium project. SGS Canada were engaged to conduct the study on behalf of the Company, with a metallurgical target of producing a spodumene concentrate grading >6% Li20 and <1.0% Fe2O3 while maximising recovery. The

Company is pleased to announce that these targets have been achieved with the developed flowsheet showing an 83.5% lithium recovery. For a summary of the merallurgical testwork program results, please refer to the press release dated March 16, 2023, which can be found on EDGAR under the Company’s profile.

On June 30, 2023, the Company provided an update and analysis on the recently completed Grass River project resource drilling campaign. For a summary of the update, please refer to the press release dated June 30, 2023, which can be found on EDGAR under the Company’s profile.

On July 17, 2023, the Company announced the appointment of Frank Wheatley as CEO with immediate effect. Mr. Wheatley brings more than 30 years of mining and resource industry experience. He also has extensive domestic and international experience with development and operating gold, copper and lithium companies, including project development, project financing, environmental permitting in accordance with all international best practice and ESG standards, as well as mergers and acquisitions.

On August 9, 2023, we obtained a report dated August 9, 2023 with an effective date of July 12, 2023 (the “IA”) compliant with Regulation S-K 1300 (“S-K 1300”) assessing the potential mineral resources.   The IA was prepared by ABH Engineering Inc. (“ABH”) of Vancouver, BC in accordance with the United States Securities and Exchange Commission requirements under S-K 1300.  The IA is preliminary in nature and is intended to provide an initial, high-level review of the Snow Lake Lithium™ property's economic potential and design options.  The projected economic results include numerous assumptions and are based on measured, indicated and inferred mineral resource estimates for the Snow Lake Lithium™ property, as specified in the IA.  Inferred resources are considered to be too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the IA will be realized.  Unlike mineral reserves, mineral resource estimates do not have demonstrated economic viability.

On September 21, 2023, the Company closed its best-efforts flow-through financing through the issuance of 2,133,979 common shares at a price of $3.6117 (USD $2.67) per common share, for gross proceeds of $7,707,292 (USD $5,697,710) (the “Offering”). The proceeds of the Offering will be used exclusively to further the Company’s lithium exploration and development programs in Manitoba. The shares were offered for purchase and sale to purchasers in the province of Manitoba on a private placement basis under Canadian law. The Offering was registered under applicable U.S. securities laws pursuant to a registration statement on Form F-3 filed with, and previously declared effective by, the United States Securities and Exchange Commission under the United States Securities Act of 1933, as amended.

On October 5, 2023, the Company announced the final set of results from the 2022/2023 winter-spring drill program at its 100% owned Grass River lithium project. For a summary of the update, please refer to the press release dated October 5, 2023, which can be found on EDGAR under the Company’s profile.

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

From January 26, 2022 through February 7, 2022, four mineral leases were requested from among land already covered by Snow Lake (Crowduck) Ltd.’s   existing mineral claim package and covering 1,335ha of land. One lease has been granted and three leases are presently in pending status.

To date, we have invested a limited amount of capital in the Snow Lake Lithium™ property and historical drilling on the Snow Lake Lithium™ property has been limited as well. To prove our lithium resource on the Snow Lake Lithium™ property, we will need to engage in a drilling program that will require additional capital expenditure. We believe that the funds raised in our initial public offering and the recent offering of our common shares provided us with the funds needed to complete our planned exploration drilling program, to generate the required data to prove our resources.

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

This Overview reports the Company’s activities through October 25, 2023, unless otherwise indicated. All figures are expressed in Canadian dollars, unless otherwise noted.

During the year ended June 30, 2023, the Company remained at the exploration and development stage, had not placed any of its mineral properties into production, and has not generated any revenues. It intends to proceed with the development of the Snow Lake Lithium™ property through economic studies such as a PFS and provided the results are positive, through to mine development. The Company intends, in the longer term, to derive substantial revenues from becoming a strategic supplier of lithium concentrate to the growing electric vehicle and battery storage markets. The Company is not expected to start generating revenues until 2025 at the earliest. Our planned exploration and development of mineral resources, primarily lithium, will require significant investment prior to commercial introduction and may never be successfully developed or commercially successful.

Business Outlook and Strategy

The Company’s primary focus is currently conducting exploration for lithium at our 100% owned Snow Lake Lithium™ property. Our objective is to develop a world-class lithium mine in the Province of Manitoba and to become a lithium concentrate producer in North America, strategically located to supply the United States (“U.S.”) “Auto Alley,” from Michigan to the southern U.S., with direct rail access running south via Winnipeg. With our commitment to the environment, corporate social responsibility and sustainability, we aim to derive substantial revenues from the sale of lithium to the growing electric vehicle, or EV and battery storage markets in the U.S. and abroad. With access to renewable energy produced in Manitoba, we expect to become the first supplier in North America of lithium mined exclusively with the benefit of power produced from fully sustainable, renewable, local sources.

The Snow Lake Lithium™ Property

Our 100% owned Snow Lake Lithium™ property covers a 24,515 hectares (60,577-acre) site that has only been 1% explored and contains an identified-to-date 8.2 million metric tonnes measured, measured, indicated and inferred resource at between 0.99% and 1.13% Li2O. The Snow Lake Lithium™ property is strategically located in Manitoba, ideally situated to economically deliver mined and processed lithium products to the EV battery industry serving North America’s “Auto Alley”. With direct rail access running north to the Port of Churchill, which supplies access to Europe by ship, we would potentially expect to be able to economically deliver our future lithium output to the markets of Europe as well. Preliminary exploration of our Snow Lake Lithium™ property indicates a substantial S-K 1300 compliant measured, indicated and inferred resource of lithium ore, and we have only explored 1% of the Snow Lake Lithium™ property. We expect to prove this measured, indicated and inferred resource in the near future through further exploration and technical analysis and reporting, although we can provide no guarantee that our measured, indicated and inferred resource will be confirmed as proven or probable reserves. With expected to be proven mineral resources and our prime location, successful completion of a PFS, obtaining of the required permitting and building of a mine and ore concentrator, we expect to be able to produce economically significant amounts of marketable lithium ore concentrate in a socially responsible and environmentally friendly way while utilizing renewable energy to power our mining operations.

The Historical Setting for the Growth of Lithium Demand

The unprecedented prosperity of the 20th century is very much attributable to the discovery of oil in Western Pennsylvania in the mid-1800s and the subsequent invention of the internal combustion engine. The symbiotic relationship between oil and the internal combustion engine has been the underpinning of world economic growth, expansion and, most importantly, the empowerment of millions of people to whom mobility and freedom have become a way of life. The interstate highways that flourished in the U.S. over the past century have enabled commercial fluidity across the globe that capitalized exponentially on the gilded age of rail.

Until recently, a world without oil and the internal combustion engine was inconceivable and environmentalists protesting the high price being paid for our economic way of life, were brandished unrealistic luddites. The paradox of environmental sensitivity and the irreversible progress of a polluting population seemed permanently juxtaposed, until it wasn’t.

Today, we have reached the confluence where economic reality and social responsibility can finally meet. Thanks to technological innovation, through the development of the lithium battery, we can now create an electric fleet of vehicles that not only delivers luxury and economy but is also ecologically friendly to our planet. We are now on the precipice of the next great economic age - preceded by the steam engine, the railroad, the combustion engine and the internet, we are now ready to be catapulted into the electric age. With the advent of the lithium battery, no longer will we have to rely on fossil fuel to power our economy or our cars as we embark into the next great age and, more importantly, we can limit and ultimately reverse the damage caused to our planet by the rapid economic expansion of the past century.

The Coming Commodity Supercycle and Growth in Lithium Demand

From the Company’s perspective, indications suggest that we are currently on the verge of a commodity supercycle fueled by pent up demand, infrastructure spending and post-COVID-19 economic exuberance. We expect that lithium, in particular, will benefit not only from a general rise in commodity demand but, specifically, from what we see as the tipping point for vehicle fleet electrification.

We believe that the journey now to the full electrification of our global automobile fleet has begun. Demand for EVs is being driven by conscious consumers who take the threat of global warming seriously and who have forced a universal commitment from the manufacturing industry to produce cars to match their environmentally conservative outlook. During the coming years, the achievement of this fleet conversion will be the primary challenge for the worldwide automobile industry and the determining factor will not be design or engineering, but batteries. Batteries will be the fuel and gold of the 21st century. Based on today’s predictions of the trajectory of future EV growth, the world will not have sufficient battery capacity to match growing demand. Today’s global fleet of approximately 1.4 billion automobiles includes 10 million plugs in EVs, an increase from only one million such EVs in 2015. Extrapolating the growth trajectory of EV demand, we believe that current industrial infrastructure is not scaled sufficiently to meet the coming demand.

Lithium is the key mineral ingredient in the power storage component of the EV revolution and the global demand growth curve for lithium consumption over the next decade is expected to be exponential. While normal commodity cycles are affected by incremental and organic growth, it is only once in a century that we witness new, previously nonexistent demand grow to accommodate a new economic, social and cultural reality.

We believe that current global lithium production cannot cover a fraction of the projected exponential growth anticipated in the coming EV growth cycle and we intend to position the Company to become a significant lithium supplier to the North American automotive industry and beyond.

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

Historically, the Tanco mine’s production focused on spodumene for industrial use. With the advent and growth of lithium battery-powered cars, interest has developed in the Tanco mine region in the search for, and exploration of, lithium-rich spodumene deposits.

Lithium-bearing pegmatites occur across the Province of Manitoba including in areas such as Snow Lake, Red Sucker Lake, Gods Lake and Cross Lake, all hosting known pegmatite lithium deposits. The emergence of the electric vehicle, or EV, market has spurred investment and mining interest in Manitoba for lithium exploration activity with New Age Metals, Grid Metals, and Snow Lake’s neighbor Foremost Lithium being a few of the mining companies exploring for lithium in Manitoba.

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

Rechargeable batteries 54%
Ceramics 10%
Glass-ceramics 9%
Greases 6%
Polymer 4%
Metallurgical powders 3%
Glass 3%
Air treatment 2%
Primary battery 2%
Other 7%

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

As can be seen in the chart above, the leading driver for the growth in lithium consumption has been battery production. Future lithium demand is heavily linked to future EV production. The majority of lithium production and downstream EV battery supply is currently based in China. We believe that with governments seeking to prevent supply line bottlenecks and shortages due to geopolitical or other factors, there will be increasing demand for local, i.e., U.S. and Canadian, lithium production. We also believe that climate change policy agendas as well as government mandated targets for EV market penetration will be positive catalysts for a growth in lithium demand over the coming years.

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

Due to serious issues surrounding global warming, we believe that it has become imperative to implement energy transformation. The Paris Agreement between counties around the world is an effort to collaborate on this transformation. It is estimated that to maintain the global temperature rise within 1.5 degrees, the consumption of electric energy as a renewable energy source will rise from 24 percent to 86 percent by 205029.  This means that the EV industry should flourish in the coming years. Countries around the world have already formulated plans to support this change. For example, Japan and Germany have set plans to ban gas operated vehicles by the year 2050. It is estimated that global sales of new energy-efficient passenger vehicles are expected to reach 12 million in 2025, and the compound growth rate will reach 32.5% from 2019 to 2025. By 2030, the number of EVs on the road is expected to rise to 125 million30.

milions cars/year
70
60
50
40
30
20
10
0
2015
2020
2025
2030
2035
2040
Rest of Europe
France
UK
Germany
Japan
Rest of World
China
US

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

[25]	https://www.engineering.com/story/the-whos-who-of-lithium-ion-battery-recycling
[26]	https://www.greencarcongress.com/2020/11/20201125-roskill.html
[27]	http://www.deutschelithium.de/wp-content/uploads/2019/06/NI43-101-Zinnwald_Feasibility-Study_Summary.pdf
[28]	https://www.indmin.com/Article/3878594/LITHIUM-CONF-Lithium-demand-could-outpace-supply-due-to-low-prices-few-projects.html
[29]	https://www.engineering.com/story/the-whos-who-of-lithium-ion-battery-recycling
[30]	Ibid.

Recent Government Announcements

Country	Regulatory Announcement
China	▪ "Made in China" initiative that supports new energy vehicle adoption through various EV credit mandates
Europe	▪ Germany: No internal combustion engine sales by 2030 ▪ Norway: All vehicles electric (in varying degrees) by 2025 ▪ France: No internal combustion engine sales by 2040 ▪ UK: No internal combustion engine sales by 2040
India	▪ All vehicles electric (in varying degrees) by 2030

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

[36]	https://electrek.co/2021/03/03/which-electric-vehicles-still-qualify-for-us-federal-tax-credit/

Recent Automotive OEM EV Announcements[1]

Audi	▪ 20 EV models by 2025 ▪ 2 BEV models by 2019	Ford	▪ 40% of models to be EVs by 2020 ▪ 16 BEVs by 2022	NISSAN	▪ 8 BEV models by 2022
BMW	▪ 12 BEV models by 2025 ▪ 100% of models to have EV variant by 2025		▪ 90% BEV/PHEV sales by 2020		▪ 11 EV models by 2020 ▪ 100% of models to have EV variant by 2025
长安汽车	▪ 21 BEV models by 2025	GM	▪ 20 EV models by 2023	TESLA	▪ Model S, X, 3 and Roadster ▪ Model Y by 2020, followed by pick-up truck
DAIMLER	▪ >10 BEV models by 2020		▪ 65% EV sales by 2030 ▪ 15% BEV sales by 2030		▪ 10 BEV models by "early 2020s"
BYD	▪ Currently produces 5 BEV and 3 PHEV models		▪ 16 EV models by 2025		▪ 20 EV models by 2020 ▪ >50 BEVs & 30 PHEVs by 2025
FIAT	▪ 32 EV models by 2022	CHERY	▪ 100% electrified by 2025	VOLVO	▪ All new launches beyond 2019 will be electric/hybrid ▪ 5 EV models in China by 2021

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

Ideal Location

 j

The Snow Lake Lithium™ property is ideally located in North America’s “Auto Alley.” With the Hudson Bay Railway having a railhead 65 km from our project, the Snow Lake Lithium™ property has access to means of transportation to bring our lithium product north to the Port of Churchill, for shipment to Europe, or South to Auto Alley. The map below shows the extended reach of CN’s rail lines into the US Auto Alley.

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

Melrose Park
Navistar
Wyoming
GM
Russells Point
Honda (Motor)
Rochester
GM
Belvidere
Stellantis
Mishawaka
Electric Last Mile Solutions
East Liberty
Honda
Chicago
Ford
Ford (Parts)
Wakarusa
Monaco RV
(Navistar)
Marysville
Honda (Battery)
Fort Wayne
GM
Macungie
Mack Trucks
Normal
Rivian
Lafayette
Subaru
Marion
GM
Springfield
Navistar
Kokomo
Stellantis (TM)
Stellantis (TM)
Stellantis (TM)
GM
Anna
Honda
Chillicothe
Kenworth (Paccar)
Hagerstown
Volvo
Greensburg
Honda
Williamstown
Hino
Moraine
FMAX
(GM/Isuzu)
Mineral wells
Hino
Fairfax
GM
Kansas City
Ford
Troy
Toyota
Wentzville
GM
Shartinville
Ford
Bedford
GM
Buffalo
Toyota (Motor)
Tipton
Stellantis (TM)
Georgetown
Toyota
Louisville
Ford
Ford (Truck)
Princeton
Toyota
Bowling Green
GM
Dublin
Volvo
High Point
Thomas Built Buses
(Daimler Trucks)
Tulsa
IC Bus (Navistar)
Spring Hill
GM
Smyrna
Nissan
Cleveland
Freightliner
(Daimler Trucks)
Marion
Hino
Jackson
Toyota
Decherd
Nissan (Motor)
Chattanooga
VW (Battery)
Poteau
Tiger (International)
Conway
IC Bus (Navistar)
Spartanburg
BMW (Battery)
Mount Holly
Freightliner
(Daimler Trucks)
Blue Springs
Toyota
Freightliner CCC
(Daimler Trucks)
Woodstock
Lincoln
Honda
Talladega
Honda
Gastonia
Daimler Trucks
Denton
Peterbilt (Paccar)
Arlington
GM
Tuscaloosa
Daimler
West Point
Kia (Hyundai)
Ladson
Daimler Trucks
Canton
Nissan
San Antonio
Toyota
Navistar
New
Montgomery
Hyundai
Ridgeville
Volvo Cars (Battery)
Huntsville
Navistar
Toyota
Mazda Toyota
Daimler (Battery)
Austin
Tesla (Battery Motor)
New
Assembly Plant
Parts Plant
WI
MI
NY
PA
OH
IN
IL
KY
WV
VA
MD
KS
MO
OK
AR
TN
NC
SC
GA
AL
MS
LA
TX
Canada(Quebec)
St.Claire
Prevost Car
St.Therese
Paccar
St.Francois-du-Lac
Nova bus
St.Eustache
Nova bus
Plattsburgh
Nova bus
Burnaby
Daimler/Ford
(Battery)
Delta
Toyota
Seattle
Kenworth
(Paccar)
Renton
Paccar
Moses Lake
BMW
(Parts)
Portland
Western Star (Daimler)
Sparks
Tesla (Battery)
Fremont
Tesla (Battery Motor)
Lancaster
BYD (Battery)
Long Beach
Toyota
Moreno Valley
Karma (Battery)
Lucid Motors
West Coast
Saginaw
GM (Casting)
Flint
GM (Engine)
GM (Die)
GM (Parts)
GM (Truck)
Bay City
GM
Dearborn
Ford (Truck)
Ford (Engine)
Ford (Parts)
Ford (Stamping)
Sterling Heights
Stellantis
Stellantis (Parts)
Ford (Axle)
Ford (Transmission Motor)
Alliston
Honda
Oshawa
GM
GM (Parts)
Brampton
Stellantis
Etobicoke
Stellantis
Cambridge
Toyota
Oakville
Ford
Pontiac
GM
Orion
GM
Romeo
Ford
Redford
Detroit Diesel
(Daimler Trucks)
Battery Motor
Lansing
GM (Delta)
GM (Grand River)
Woodstock
Hino
Toyota
Ingersoll
GM
St Catharines
GM
Lockport
GM
Tonawanda
GM
Buffalo
Ford
Warren
Stellantis
Stellantis (Parts)
Charlotte
Spartan
(Isuzu)
Livonia
Ford
(Transmission)
Detroit
GM (Battery)
Stellantis (Jefferson N)
Stellantis
Stellantis (Parts)
Wayne
Michigan Assembly
(Ford)
Rawsonville
Ford (Battery)
Windsor
Stellantis
Ford (Engine)
Essex
Ford (Engine)
Brownstown
GM (Battery)
Trenton
Stellantis
Romulus
GM
Flat Rock
Ford
Dundee
Stellantis (Engine)
Toledo
Stellantis (North)
Stellantis (South)
Stellantis (Parts)
GM (Transmission)
Avon Lake
Ford
Cleveland
Ford (Engine)
Walton Hills
Ford
Defiance
GM
Parma
GM
Lordstown
Lordstown Motors
Ultium Cells (Battery)
Woodhaven
Ford (Parts)
Ford (Crankshafts)
Lima
Ford (Engine)
ON
NY
PA
OH
MI
Detroit Area

MARKLINES
Copyright © MarkLines Co., Ltd. All Rights Reserved.

Source: MarkLines – Automotive Industry Portal

Operational Overview

We are an emerging lithium company focused on the development of our 100% owned Snow Lake Lithium™ property in the historic and preeminent mining center of Snow Lake, Manitoba, Canada. Our goal is to become a strategic supplier of  lithium concentrate to the growing electric vehicle battery and battery storage markets. Our primary asset is the Snow Lake Lithium™ property, which consists of 38 contiguous mining claims located 20 km from Snow Lake, Manitoba. To capitalize on the fast-growing lithium market, our main focus is to monetize the resources and reserves held in the Snow Lake Lithium™ property. This property has an S-K 1300 compliant measured, indicated and inferred mineral resource estimate of approximately 8.2 million tonnes of lithium bearing ore consisting of a measured resource of 748,632 tonnes grading 1.13% Li2O, an indicated resource of 6,560,006 tonnes grading 1.10% Li2O, and an inferred resource of 1,007,119 tonnes grading 0.99% Li2O.

The Snow Lake Lithium™ property is ideally located in the Province of Manitoba, Canada, where 97% of the electrical energy supply is from hydro- electric renewable sources. The region of Snow Lake, where the Snow Lake Lithium™ property is situated, is mining friendly, and the Hudson Bay Railway is 65 km to the south of the Snow Lake Lithium™ property. The Hudson Bay rail runs north to the Port of Churchill which supplies access to Europe by ship, or south to the EV manufacturing markets in Michigan and the southern US.

We are exploring our Snow Lake Lithium™ property expecting that following exploration we will be in a position to move towards the development of our mineral resources, and, ultimately to the establishing of commercial operations. We are planning to complete a preliminary feasibility study, or PFS, which will be used to seek additional funding for the development of the Snow Lake Lithium™ property. The studies will review the test work, process design, vendor furnished equipment packages and other mine development requirements as well as cost estimates for the possible development of a commercial spodumene floatation plant. In addition, the studies will examine permitting and potential environmental issues for the proposed concentrate plant locations as well as operational expenditures and capital expenditures, which will be inputted into a general economic model.

We engage in our exploration of lithium mineral resources through two subsidiaries: Snow Lake Exploration and Snow Lake Crowduck. Snow Lake Exploration is our operating company and Snow Lake Crowduck is our asset holding company. The Snow Lake Lithium™ property is located in north central Manitoba, measuring about 15 km by 6 km, comprises 122 mineral claims covering 24,515 hectares (approximately 60,577 acres) and straddles Crowduck Bay at the northeastern end of Lake Wekusko.

Our Exploration Target – Snow Lake Lithium™ Project – Mineral Resources

We recently obtained a report dated August 9, 2023 with an effective date of July 12, 2023 (the “IA”) compliant with Regulation S-K 1300 (“S-K 1300”) assessing the potential mineral resources.  The IA was prepared by ABH Engineering Inc. (“ABH”) of Vancouver, BC in accordance with the United States Securities and Exchange Commission requirements under S-K 1300.  The IA is preliminary in nature and is intended to provide an initial, high-level review of the Project's economic potential and design options.  The projected economic results include numerous assumptions and are based on measured, indicated and inferred mineral resource estimates for the Snow Lake Lithium™ property , as specified in the IA.  Inferred resources are considered to be too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the IA will be realized. Unlike mineral reserves, mineral resource estimates do not have demonstrated economic viability.

Some of the highlights of the IA are as follows:

•Projected base case post-tax net present value (“NPV”) using a seven percent discount rate of US$1.19 billion and projected post-tax internal rate of return (“IRR”) of 170%, with a payback period of 14 months.

•Updated mineral resource estimate for the Project in accordance with S-K 1300 of:

oMeasured resource of 748,632 tonnes grading 1.13% Li2O

oIndicated resource of 6,560,006 tonnes grading 1.10% Li2O

oInferred resource of 1,007,119 tonnes grading 0.99% Li2O

•Projected total initial capital expenditure of US$50 million in year 1, US$96 million over the balance of the 9-year mine life, with the majority of the US$96 million being spent in year 1, and with US$10 million of the US$96 million being spent in closure costs, for a total of US$146 million

•Initial mine plan contemplates open pit and underground mining, with direct shipping ore (“DSO”) in year 0 to fund capital expenditures in year 1 to complete the construction of the processing facility to produce a 6% spodumene concentrate

•Metallurgical test-work to date confirms the amenability of the deposit to conventional dense media separation (“DMS”) and flotation for production of a 6% spodumene concentrate.

We note that the ranges of potential tonnage and grade (or quality) of the lithium resource at our Snow Lake Lithium™ property are conceptual in nature. We have conducted insufficient exploration of our Snow Lake Lithium™ property to estimate a mineral resource (i.e., a concentration or occurrence of material of economic interest in or on the Earth’s crust in such form, grade or quality, and quantity that there are reasonable prospects for economic extraction), and it is uncertain whether further exploration will result in the estimation of a mineral resource. Our Snow Lake Lithium™ property exploration target, therefore, does not represent, and should not be construed to be, an estimate of a mineral resource or a mineral reserve.

Snow Lake Lithium™ property Mineral Resource Estimate

Category	Tonnes(t)	Grade
Measured resource of 748,632	1.13%	Li20
Indicated resource of 6,560,006	1.10%	Li2O
Inferred resource of 1,007,119	0.99%	Li20

The mineral resource is classified into measured, indicated and inferred resources in accordance with S-K 1300 when taking into consideration, data density, deposit geometry, likely extensions and possible interpretation alternatives. We have not completed any economic modelling or reporting and, therefore, the available, historical drilling information is considered early stage, and the risk of the failure of additional drilling to provide confirmation of our mineral resource is great. To date, a limited amount of capital has been invested in the Snow Lake Lithium™ property and the future success of the project will rely heavily on the availability of additional capital which may not be available to us on favorable terms, if at all. Future capital investment in us may result in dilution of your investment in our common shares and a failure to confirm our resource may result in a failure of our business and the complete loss of your investment.

Geology and Interpretation

The Thompson Brothers dykes in the Snow Lake Lithium™ property have been modelled as intrusions into pebble to clast rich metaconglomerates and greywackes of host sediments. The dyke has been interpreted as sub vertical, dipping between 2.5° – 8.5° towards 130° azimuth. The strike of the body has minor variations around a general trend azimuth of 040° and an interpreted plunge of 5° to the north based on visual trends seen from drill core. The dyke carries both mineralized and unmineralized pegmatite as identified by the presence of spodumene as the lithium bearing mineral. Spodumene is considered the most important lithium ore mineral due to its high lithium content. Only the lithium bearing pegmatite has been previously modelled in this instance, which at the time of the previous report extended for a total length of 1,012 m ranging in true thickness from a maximum of 18 m to a minimum of 1.8 m,

The dyke is generally orientated between 20° and 40° offset from the apparent foliation in the surrounding country rock and there is outcropping evidence of additional mineralized and unmineralized pegmatite in the area that is yet to be defined in terms of size and or orientation.

Drilling

All holes were drilled with diamond drill bits providing NQ sized core. The total number of meters drilled during our 2022 exploration program was 19,703 m from 113 holes with a maximum depth of 532 m. This includes 29 holes drilled for metallurgical and geotechnical assessment totaling 1,693 m. Holes were drilled at varying angles to allow multiple intersections and multiple holes to be drilled from single drill locations to minimize earthworks and clearing.

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

 7

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

Classification

The resource is classified entirely as a combination of measured, indicated and inferred in accordance with the S-K 1300 when taking into consideration, data density, deposit geometry, likely extensions and possible interpretation alternatives.

Other Modifying Factors

A preliminary metallurgical test was conducted to determine possible concentrate grade recoverable from the Snow Lake Lithium™ property. The test returned a concentrate grade of 6.37% Li2O from a composite sample of 1.4% Li2O indicating the potential to make a commercial product from the Thompson Brothers pegmatite. No engineering studies have been conducted however, given the sub vertical nature of the deposit, underground mining is anticipated to be the method of extraction.

Location and Description of Snow Lake Lithium™ Property

The Snow Lake Lithium™ property is located in north central Manitoba, approximately 20 km (12.4 miles) east of the mining community of Snow Lake.

The Snow Lake Lithium™ property comprises 122 contiguous mineral claims covering 22,114 hectares (approximately 55,587 acres) and is nearly four times the size of Manhattan. It straddles Crowduck Bay at the northeastern end of Lake Wekusko. The property is centered on UTM coordinates 455,000 E 6,080,000 N (NAD83, Zone 14) and lies within the National Topographic System map sheet 63JSE13. The map below shows an outline of our claims area as well as a proposed pipeline route to the nearest rail road junction.

Runway
Power Line
Railway
Highway
Snow Lake Trail
Proposed All-Weather Road
Buzz Winter Road
Snow Lake Lithium Property
Snow Lake
Arctic Gateway
0 2.5 5 7.5 10 km
440000
450000
460000
470000
480000
6100000
6090000
6080000
6070000
6060000
6050000
6040000
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

There are two main clusters of spodumene-bearing pegmatite dykes on the property known as the Thompson Brothers and Grass River lithium pegmatites. These dyke clusters occur on either side of the Crowduck Bay Fault. The dykes are all tabular in form, but each cluster has a distinct orientation. Additional north-northeast trending pegmatite dykes have been mapped along the Crowduck Bay Fault corridor towards the north.

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

Grass River Lithium Pegmatites

On April 10, 2018, we announced the discovery of a second pegmatite cluster on the Snow Lake Lithium™ property. As part of our compilation of historical data, our consulting geologists discovered details on a cluster of spodumene-bearing pegmatite dykes located about 2 km southwest of the recently drilled Thompson Brothers pegmatite. This cluster, known as the Grass River pegmatites, intrudes the outermost quartz diorite phase of the Rex Lake Pluton and was traced about 600 m along strike by Sherritt Gordon Mines Limited in the 1940s. Dyke SG-1 ranges from 1.5 to 5 m in width and dips 80o to the southwest. Dyke SG-2 is thinner and located about 70 m to the northeast of SG-1 and dips 50o – 70o southwest.

The Grass River dykes intrude the outermost quart diorite phase of the compositional zoned Rex Lake Pluton on the west side of the Grassy River narrows. Both dykes display some pinch and swell structures along strike, as well as slight changes in strike. Dyke SG-1 has been traced for about 500 meters, striking 1200 and dipping 80o to the southwest. Dyke SG-1 ranges from 10 cm to 5 meters in width and splits into 3 thinner subparallel dykes at its southeastern end. Dyke SG-2 has been traced for almost 400 m, striking parallel to SG-1 at about 70 m towards the east. The dyke dips 50o-70o to the southwest and its width varies between 1.5 cm and 4 meters.

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

The highlights of the exploration history are summarized as follows:

In 1931 while working a gold showing near Crowduck Narrows on Wekusko Lake the Kobar brothers discovered a lithium deposit. After a good amount of trenching and clearing the property was optioned to Sherritt Gordon in 1942.

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

During the winter of 2018, Thompson Bros (then MMPL) cored 18 drill holes totaling 3,798 meters focusing on the Thompson brothers pegmatite cluster. Drill sections and plans were prepared, and interpretations of the geology and mineralization were completed. A project data base was created and a model for the deposit has been developed.

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

A Metallurgical Investigation into the Potential Gravity and Flotation Recovery of Spodumene

In June 2022 we received the final report from PMC Laboratory Ltd of a 150kg sample sent from SGS-Lakefield.

The program's purpose was to conduct a metallurgical investigation into the potential for gravity and flotation recovery of spodumene. The information previously provided indicated the presence of coarse spodumene grains. The primary focus was to evaluate different processing methods with the goal of producing a saleable spodumene concentrate at an acceptable recovery rate.

This sample was determined to have a value of approximately 0.54% Li (1.16 Li2O) with good agreement between direct assays, calculated assays, SQ-XRD and TIMA/EDS measurements.

Heavy liquid separation tests achieved products with Li2O grades ranging between 3.7 and 7.0% in the specific gravity ranges of >2.8 <3.2, with a cumulative Li2O recovery of 57.7% into 10.4% of the HLS feed mass.

The Flotation feed material was prepared by crushing and grinding the as-received sample, followed by removing the fines and magnetic fractions.

Mineralogical findings support the major metallurgical observations and performance witnessed. Final flotation tailings spodumene is very coarse and recovery-limiting characteristics may include a combination of size, shape factor, interlocking of quartz and a surface expression of micas.

Ownership of the Snow Lake Lithium™ Property

The Snow Lake Lithium™ property comprises 122 contiguous mineral claims, covering 24,515 hectares (approximately 60,577 acres).

Below is a list of the claim names, numbers, areas ownership and expiry dates, including one mining lease. All claims and leases are registered with the Manitoba Mineral Resources Division (Formerly the Mines Branch) which, as of October 23, 2019, is a division of the Manitoba Department of Agriculture and Resource Development (ARD). Property surface rights are held by the Crown.

		Claims Held by Snow Lake Crowduck
Number	Name	Disposition	Issue Date	Good To Date	Expiry Date	Area (ha)	Status
MB1052	ADD 1052	Mining Claim	2001-07-20	2030-07-20	2030-09-18	235	Converted To Lease
MB1053	ADD 1053	Mining Claim	2001-07-20	2030-07-20	2030-09-18	83	Converted To Lease
MB12130	BAZ 12130	Mining Claim	2017-12-05	2029-12-05	2030-02-03	192	GOOD STANDING
MB12132	BAZ 12132	Mining Claim	2017-12-05	2030-12-05	2031-02-03	256	GOOD STANDING
MB12631	PGB12631	Mining Claim	2022-10-12	2024-10-12	2024-12-11	240	GOOD STANDING
MB12632	PGB12632	Mining Claim	2022-10-12	2024-10-12	2024-12-11	192	GOOD STANDING
MB12633	PGB12633	Mining Claim	2022-10-12	2024-10-12	2024-12-11	240	GOOD STANDING
MB12634	PGB12634	Mining Claim	2022-10-12	2024-10-12	2024-12-11	240	GOOD STANDING
MB12635	PGB12635	Mining Claim	2022-10-12	2024-10-12	2024-12-11	240	GOOD STANDING
MB12900	PGB2900	Mining Claim	2022-01-20	2024-01-20	2024-03-20	256	GOOD STANDING
MB12901	PGB2901	Mining Claim	2022-01-20	2024-01-20	2024-03-20	256	GOOD STANDING
MB12902	PGB2902	Mining Claim	2022-01-20	2024-01-20	2024-03-20	256	GOOD STANDING
MB12903	PGB2903	Mining Claim	2022-01-21	2024-01-21	2024-03-21	256	GOOD STANDING
MB12904	PGB2904	Mining Claim	2022-01-21	2024-01-21	2024-03-21	256	GOOD STANDING
MB12905	PGB2905	Mining Claim	2022-01-21	2024-01-21	2024-03-21	256	GOOD STANDING
MB12906	PGB2906	Mining Claim	2022-01-21	2024-01-21	2024-03-21	256	GOOD STANDING
MB12907	PGB2907	Mining Claim	2022-01-21	2024-01-21	2024-03-21	256	GOOD STANDING
MB12908	PGB2908	Mining Claim	2022-01-21	2024-01-21	2024-03-21	256	GOOD STANDING
MB12909	PGB2909	Mining Claim	2022-01-21	2024-01-21	2024-03-21	112	GOOD STANDING
MB12910	PGB2910	Mining Claim	2022-01-21	2024-01-21	2024-03-21	112	GOOD STANDING
MB12911	PGB2911	Mining Claim	2022-01-21	2024-01-21	2024-03-21	256	GOOD STANDING
MB12912	PGB2912	Mining Claim	2022-01-21	2024-01-21	2024-03-21	256	GOOD STANDING
MB12913	PGB2913	Mining Claim	2022-01-21	2024-01-21	2024-03-21	256	GOOD STANDING
MB12914	PGB2914	Mining Claim	2022-01-21	2024-01-21	2024-03-21	256	GOOD STANDING
MB12915	PGB2915	Mining Claim	2022-01-21	2024-01-21	2024-03-21	256	GOOD STANDING
MB12916	PGB2916	Mining Claim	2022-01-21	2024-01-21	2024-03-21	256	GOOD STANDING
MB12917	PGB2917	Mining Claim	2022-01-21	2024-01-21	2024-03-21	256	GOOD STANDING
MB12918	PGB2918	Mining Claim	2022-01-21	2024-01-21	2024-03-21	256	GOOD STANDING
MB12919	PGB2919	Mining Claim	2022-01-21	2024-01-21	2024-03-21	256	GOOD STANDING
MB12920	PGB2920	Mining Claim	2022-01-21	2024-01-21	2024-03-21	144	GOOD STANDING
MB12921	PGB2921	Mining Claim	2022-01-21	2024-01-21	2024-03-21	174	GOOD STANDING
MB12922	PGB2922	Mining Claim	2022-01-21	2024-01-21	2024-03-21	152	GOOD STANDING
MB12923	PGB2923	Mining Claim	2022-01-21	2024-01-21	2024-03-21	256	GOOD STANDING
MB12924	PGB2924	Mining Claim	2022-01-21	2024-01-21	2024-03-21	256	GOOD STANDING
MB12925	PGB2925	Mining Claim	2022-01-21	2024-01-21	2024-03-21	256	GOOD STANDING
MB12926	PGB2926	Mining Claim	2022-01-21	2024-01-21	2024-03-21	212	GOOD STANDING
MB12927	PGB2927	Mining Claim	2022-01-21	2024-01-21	2024-03-21	202	GOOD STANDING
MB12928	PGB2928	Mining Claim	2022-01-21	2024-01-21	2024-03-21	256	GOOD STANDING
MB12929	PGB2929	Mining Claim	2022-01-21	2024-01-21	2024-03-21	256	GOOD STANDING
MB12934	PGB2934	Mining Claim	2022-01-21	2024-01-21	2024-03-21	256	GOOD STANDING
MB12935	PGB2935	Mining Claim	2022-01-21	2024-01-21	2024-03-21	256	GOOD STANDING
MB12936	PGB2936	Mining Claim	2022-01-21	2024-01-21	2024-03-21	136	GOOD STANDING

MB12937	PGB2937	Mining Claim	2022-01-21	2024-01-21	2024-03-21	64	GOOD STANDING
MB12938	PGB2938	Mining Claim	2022-01-21	2024-01-21	2024-03-21	178	GOOD STANDING
MB12939	PGB2939	Mining Claim	2022-01-21	2024-01-21	2024-03-21	256	GOOD STANDING
MB12940	PGB2940	Mining Claim	2022-01-21	2024-01-21	2024-03-21	256	GOOD STANDING
MB12941	PGB2941	Mining Claim	2022-01-25	2024-01-25	2024-03-25	256	GOOD STANDING
MB12942	PGB2942	Mining Claim	2022-01-25	2024-01-25	2024-03-25	256	GOOD STANDING
MB12943	PGB2943	Mining Claim	2022-01-25	2024-01-25	2024-03-25	256	GOOD STANDING
MB12944	PGB2944	Mining Claim	2022-01-25	2024-01-25	2024-03-25	256	GOOD STANDING
MB12945	PGB2945	Mining Claim	2022-01-25	2024-01-25	2024-03-25	256	GOOD STANDING
MB12946	PGB2946	Mining Claim	2022-01-25	2024-01-25	2024-03-25	256	GOOD STANDING
MB12947	PGB2947	Mining Claim	2022-01-25	2024-01-25	2024-03-25	256	GOOD STANDING
MB12954	PGB2954	Mining Claim	2022-01-25	2024-01-25	2024-03-25	128	GOOD STANDING
MB12955	PGB2955	Mining Claim	2022-01-25	2024-01-25	2024-03-25	256	GOOD STANDING
MB12956	PGB2956	Mining Claim	2022-01-25	2024-01-25	2024-03-25	256	GOOD STANDING
MB12957	PGB2957	Mining Claim	2022-01-25	2024-01-25	2024-03-25	256	GOOD STANDING
MB12958	PGB2958	Mining Claim	2022-01-25	2024-01-25	2024-03-25	256	GOOD STANDING
MB12959	PGB2959	Mining Claim	2022-01-25	2024-01-25	2024-03-25	128	GOOD STANDING
MB12960	PGB2960	Mining Claim	2022-01-25	2024-01-25	2024-03-25	256	GOOD STANDING
MB12961	PGB2961	Mining Claim	2022-01-25	2024-01-25	2024-03-25	256	GOOD STANDING
MB12962	PGB2962	Mining Claim	2022-01-25	2024-01-25	2024-03-25	128	GOOD STANDING
MB12963	PGB2963	Mining Claim	2022-01-25	2024-01-25	2024-03-25	256	GOOD STANDING
MB12964	PGB2964	Mining Claim	2022-01-25	2024-01-25	2024-03-25	256	GOOD STANDING
MB12965	PGB2965	Mining Claim	2022-01-25	2024-01-25	2024-03-25	128	GOOD STANDING
MB12967	ROCH2967	Mining Claim	2022-01-30	2024-01-30	2024-03-30	72	GOOD STANDING
MB12968	ROCH2968	Mining Claim	2022-01-30	2024-01-30	2024-03-30	256	GOOD STANDING
MB12969	ROCH2969	Mining Claim	2022-01-30	2024-01-30	2024-03-30	139	GOOD STANDING
MB12970	ROCH2970	Mining Claim	2022-01-30	2024-01-30	2024-03-30	248	GOOD STANDING
MB12972	ROCH2972	Mining Claim	2022-01-30	2024-01-30	2024-03-30	99	GOOD STANDING
MB12973	ROCH2973	Mining Claim	2022-01-30	2024-01-30	2024-03-30	75	GOOD STANDING
MB12974	ROCH2974	Mining Claim	2022-10-12	2024-10-12	2024-12-11	89	GOOD STANDING
MB12975	ROCH2975	Mining Claim	2022-10-12	2024-10-12	2024-12-11	148	GOOD STANDING
MB12976	ROCH2976	Mining Claim	2022-10-12	2024-10-12	2024-12-11	104	GOOD STANDING
MB12977	PGB12977	Mining Claim	2022-10-12	2024-10-12	2024-12-11	216	GOOD STANDING
MB12978	PGB12978	Mining Claim	2022-10-12	2024-10-12	2024-12-11	192	GOOD STANDING
MB12979	PGB2979	Mining Claim	2022-10-12	2024-10-12	2024-12-11	192	GOOD STANDING
MB13493	TBL 001	Mining Claim	2018-04-06	2025-04-06	2025-06-05	256	GOOD STANDING
MB13494	TBL 002	Mining Claim	2018-04-06	2025-04-06	2025-06-05	243	GOOD STANDING
MB13495	TBL 003	Mining Claim	2018-04-06	2025-04-06	2025-06-05	78	GOOD STANDING
MB13496	TBL 004	Mining Claim	2018-04-06	2025-04-06	2025-06-05	151	GOOD STANDING
MB13497	TBL 005	Mining Claim	2018-04-06	2025-04-06	2025-06-05	67	GOOD STANDING
MB13498	TBL 006	Mining Claim	2018-04-06	2025-04-06	2025-06-05	230	GOOD STANDING
MB13499	TBL 007	Mining Claim	2018-04-06	2025-04-06	2025-06-05	185	GOOD STANDING
MB13500	TBL 008	Mining Claim	2018-04-06	2025-04-06	2025-06-05	78	GOOD STANDING
MB13501	TBL 009	Mining Claim	2018-04-06	2025-04-06	2025-06-05	206	GOOD STANDING
MB13502	TBL 010	Mining Claim	2018-04-06	2025-04-06	2025-06-05	173	GOOD STANDING
MB13503	TBL 011	Mining Claim	2018-04-06	2025-04-06	2025-06-05	72	GOOD STANDING
MB13504	TBL 012	Mining Claim	2018-04-06	2025-04-06	2025-06-05	250	GOOD STANDING
MB13505	TBL 013	Mining Claim	2018-04-06	2025-04-06	2025-06-05	237	GOOD STANDING
MB13506	TBL 014	Mining Claim	2018-04-06	2025-04-06	2025-06-05	121	GOOD STANDING
MB13507	TBL 015	Mining Claim	2018-04-06	2025-04-06	2025-06-05	256	GOOD STANDING
MB13508	TBL 016	Mining Claim	2018-04-06	2025-04-06	2025-06-05	220	GOOD STANDING
MB13509	TBL 017	Mining Claim	2018-04-06	2025-04-06	2025-06-05	240	GOOD STANDING
MB13510	TBL 018	Mining Claim	2018-04-06	2025-04-06	2025-06-05	256	GOOD STANDING
MB13784	HERB 15	Mining Claim	2021-06-23	2024-06-23	2024-08-22	60	GOOD STANDING
MB13785	HERB 5	Mining Claim	2021-06-24	2024-06-24	2024-08-23	64	GOOD STANDING
MB13851	HERB 1	Mining Claim	2021-06-19	2024-06-19	2024-08-18	240	GOOD STANDING
MB13852	HERB 2	Mining Claim	2021-06-19	2024-06-19	2024-08-18	256	GOOD STANDING
MB13853	HERB 3	Mining Claim	2021-06-19	2024-06-19	2024-08-18	189	GOOD STANDING
MB13854	HERB 4	Mining Claim	2021-06-19	2024-06-19	2024-08-18	82	GOOD STANDING
MB13855	HERB 21	Mining Claim	2021-06-24	2024-06-24	2024-08-23	50	GOOD STANDING
MB13856	HERB 6	Mining Claim	2021-06-19	2024-06-19	2024-08-18	163	GOOD STANDING
MB13857	HERB 7	Mining Claim	2021-06-19	2024-06-19	2024-08-18	88	GOOD STANDING
MB13858	HERB 8	Mining Claim	2021-06-22	2024-06-22	2024-08-21	174	GOOD STANDING
MB13859	HERB 9	Mining Claim	2021-06-22	2024-06-22	2024-08-21	246	GOOD STANDING
MB13860	HERB 10	Mining Claim	2021-06-22	2024-06-22	2024-08-21	252	GOOD STANDING
MB13861	HERB 11	Mining Claim	2021-06-20	2024-06-20	2024-08-19	250	GOOD STANDING
MB13862	HERB 12	Mining Claim	2021-06-20	2024-06-20	2024-08-19	138	GOOD STANDING
MB13863	HERB 13	Mining Claim	2021-06-23	2024-06-23	2024-08-22	138	GOOD STANDING
MB13864	HERB 14	Mining Claim	2021-06-23	2024-06-23	2024-08-22	219	GOOD STANDING
MB13865	HERB 22	Mining Claim	2021-06-24	2024-06-24	2024-08-23	56	GOOD STANDING

MB13866	HERB 16	Mining Claim	2021-06-23	2024-06-23	2024-08-22	40	GOOD STANDING
MB13867	HERB 17	Mining Claim	2021-06-23	2024-06-23	2024-08-22	106	GOOD STANDING
MB13868	HERB 18	Mining Claim	2021-06-24	2024-06-24	2024-08-23	32	GOOD STANDING
MB13869	HERB 19	Mining Claim	2021-06-24	2024-06-24	2024-08-23	124	GOOD STANDING
MB13870	HERB 20	Mining Claim	2021-06-24	2024-06-24	2024-08-23	220	GOOD STANDING
MB5735	CRO 5735	Mining Claim	2010-02-11	2030-02-11	2030-04-12	216	GOOD STANDING
MB5736	CRO 5736	Mining Claim	2010-02-11	2030-02-11	2030-04-12	202	GOOD STANDING
MB5737	CRO 5737	Mining Claim	2010-02-11	2030-02-11	2030-04-12	250	GOOD STANDING
MB6301	ADD 6301	Mining Claim	2006-03-24	2030-03-24	2030-05-23	110	GOOD STANDING
MB6303	ADD 6303	Mining Claim	2008-03-17	2030-03-17	2030-05-16	180	GOOD STANDING
MB6305	ADD 6305	Mining Claim	2009-02-11	2030-02-11	2030-04-12	224	GOOD STANDING
MB9830	ADD 9830	Mining Claim	2018-03-06	2030-03-06	2030-05-05	40	GOOD STANDING
P2818F	ADD 13	Mining Claim	1994-09-30	2030-09-30	2030-11-29	16	GOOD STANDING
P3033F	ADD 3033	Mining Claim	1995-04-21	2031-04-21	2031-06-20	32	GOOD STANDING
P3035F	ADD 3035	Mining Claim	1995-04-21	2030-04-21	2030-06-20	53	GOOD STANDING
P3203F	ADD 3203	Mining Claim	1995-09-11	2030-09-11	2030-11-10	82	GOOD STANDING
P7463B	THOMPSON #2	Mining Claim	1964-11-05	2030-11-05	2031-01-04	21	GOOD STANDING
P7464B	THOMPSON #3	Mining Claim	1964-11-05	2030-11-05	2031-01-04	21	GOOD STANDING
W47378	THOMPSON 7	Mining Claim	1982-07-08	2030-07-08	2030-09-06	16	GOOD STANDING
W47380	THOMPSON 6	Mining Claim	1982-07-08	2031-07-08	2031-09-06	16	GOOD STANDING
W49853	ADD 49853	Mining Claim	1996-04-22	2031-04-22	2031-06-21	32	GOOD STANDING
						24515	Total ha
ML339		Mineral Lease	2023-04-06	2024-04-06	2024-05-06	318	GOOD STANDING

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

We currently hold the following exploration or exploitation permits from the Manitoba government:

Company	License/Permit	Issuing Authority	Issuance Date	Term
Snow Lake Resources Ltd.	Work Permit to drill program on Crown (Manitoba) lands	Manitoba Mineral Resources Department	April 29, 2022	April 30, 2025
Snow Lake Resources Ltd.	Work Permit to drill program on Crown (Manitoba) lands	Manitoba Mineral Resources Department	June 13, 2022	April 30, 2025

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

To the east of Wekusko Lake there are three main clusters of spodumene-bearing pegmatite dykes known as the Thompson Brothers, Sherritt Gordon and Zoro pegmatites. The Thompson Brothers and Sherritt Gordon pegmatites both occur on the Snow Lake Lithium™ property. The Zoro pegmatites are located about 5 km east of the Snow Lake Lithium™ property and are not part of the property. The Zoro property is being explored by Foremost Lithium Ltd. Commonalities in mineralogy, textures and form exist between all 3 dyke clusters; however, they each occur in separate fault bounded crustal blocks and have different orientations. All 3 dyke clusters are interpreted to have been emplaced into fracture systems during the latest regional D5 structural event recognized in the area.  [The first one Grass river swarm replaces the one on page 53, the next one is on page 55 the Thompson Brothers Area, followed by Grass river area.]

Lithology
LITHOLOGY
Gabbro, diorite, quartz diorite and derived amphibolite
Tonalite to quartz diorite
Legend
Pegmatite Dikes
N
Meters
0
100
200
400
GRS-005
GRS-007
GRS-006
GRS-003
GRS-027
GRS-029
GRS-028
GRS-002
GRS-001
GRS-030
GRS-034
GRS-014
GRS-036
GRS-038
GRS-010
GRS-044
GRS-042
GRS-043
GRS-011
GRS-020
GRS-026
GRS-025
GRS-024
GRS-039
GRS-041
GRS-040

Coordinate System: NAD 1983 UTM Zone 14N
Projection: Transverse Mercator
Datum: North American 1983
False Easting: 500,000.0000
False Northing: 0.0000
Central Meridian: -99.0000
Scale Factor: 0.9996
Units: Meter

Grass River Area

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

The Thompson Brothers (TBL) and Grass River Swarm (GRS) spodumene bearing, lithium-enriched pegmatite dyke clusters occur on either side of the Crowduck Bay Fault. The dykes are all tabular in form, but each cluster has a distinct orientation. Additional north-northeasterly trending pegmatite dykes have been mapped along the Crowduck Bay fault corridor towards the north.

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

N
TBL-015
TBL-014
TBL-013
TBL-012
TBL-011
TBL-010
TBL-052
TBL-053
TBL-051
TBL-050
TBL-049
TBL-048
TBL-009
TBL-047
TBL-045
TBL-044
TBL-008
TBL-026
TBL-027
TBL-024
TBL-029
TBL-031
TBL-019
TBL-020
TBL-033
TBL-017
TBL-018
TBL-001
TBL-035
TBL-038
TBL-005
TBL-004
TBL-022
TBL-036
TBL-054
TBL-037
TBL-002
TBL-040
TBL-006
TBL-042
TBL-043
Legend
tbl peg dikes
Faults
Lithology
LITHOLOGY
Conglomerate and derived gneiss
Graphitic greywacke, derived gneisses and migmatites
Sandstone, siltstone, mudstone and derived gneiss
Synvolcanic intrusions
Tonalite to quartz diorite
Meters
0
120
240
480

Coordinate System: NAD 1983 UTM Zone 14N
Projection: Transverse Mercator
Datum: North American 1983
False Easting: 500,000.0000
False Northing: 0.0000
Central Meridian: -99.0000
Scale Factor: 0.9996
Units: Meter

Thompson Brothers Area

Grass River Swarm

Following drilling done in 2022 the third dyke was confirmed yet it needs further drilling to prove if this is two over lapping dykes or it stepover to offset it. Due to the new dykes the area is now called the Grass River Swarm.

The Grass River dykes intrude the outermost quart diorite phase of the compositional zoned Rex Lake Pluton on the west side of the Grassy River narrows. Both dykes display some pinch and swell structures along strike, as well as slight changes in strike.

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

The Grass River pegmatites are interpreted to have intruded sub-parallel late stage, en-echelon fractures that were subsequently deformed and locally displaced. If both dykes continue to depth, they could merge or intersect at a depth of about 160 m.

A third outcropping pegmatite dyke was discovered in during field reconnaissance in 2018. The Grass River pegmatite is located about 150 m south of the Grass River dykes. Here, three spodumene bearing outcrops were mapped over a 150 m strike length, trending east. One grab sample from the Grassy River dyke graded 3.78 % Li2O.

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

TBL Pegmatite Dyke

During the 2022 winter, spring and summer months, the TBL pegmatite dyke was drilled to further define and extend the resource previously announced. An additional 30 drill holes were completed on the TBL dyke along with a further 8 holes on a northeast extension to the TBL dyke denoted as the BYP drill holes. A total of 7,688 m of drilling on the TBL dyke and 1,136 m of drilling on the BYP extension was completed. Geological logging and sampling of the Spodumene-bearing pegmatite intersections showed strong continuation of the mineralization, both along strike and at depth.

SGP Pegmatite and Related Dykes

The aforementioned SGP, now called Grass River, pegmatite dykes to the southwest of the TBL dyke were the target of further exploration and drilling during the last year. Ground exploration and drilling further defined the SGP dykes and defined two additional sets of related dykes, denoted “Crowduck Bay Pegmatite’ (CBP) and “Grass River Pegmatite” (GRP). These dyke sets pinch and swell as they intrude the host country rock, and are mineralogically similar to the TBL dyke. Spodumene crystals in these dykes are noted to be coarser grained than their counterparts in the TBL dyke. Preliminary survey data indicates an overall southeast strike and southwest azimuth dip to the dykes.

Analysis of ongoing surveys will further define the strike and dip of the SGP, CBP and GRP dykes. A total of 46 drill holes were completed on these dyke sets, resulting in 9,186 meters of rock drilled.

Development Activities

Drilling was performed to obtain samples for metallurgical and geotechnical evaluation of the pegmatites and host rocks. The completion of 15 drill holes yielded a one-ton sample of pegmatite ore for the TBL main dyke and 14 drill holes for the GRP dyke set. The contract for the metallurgical work was awarded to SGS Laboratories Canada Inc. of Lakefield, Ontario. From both the TBL and SGP dikes, geotechnical holes were drilled to collect wall and ore rock samples for geotechnical investigations. A total of 10 geotechnical holes were drilled, providing 556 meters of rock for sampling. The geotechnical analyses have been outsourced out to the University of Saskatchewan.

We contracted with SLR Consulting (Canada) Ltd. to conduct a two-year baseline environmental study that includes water, soil, and acoustic studies. This work is presently in progress. Furthermore, Western Heritage Ltd. is conducting an archaeological survey and evaluation of the Snow Lake Lithium™ project.

In the summer of 2022, we conducted a Lidar survey, and it will be utilized to map road construction to the Grass River outcrop and drilling region.

In spring of 2023, we conducted a large helicopter borne magnetometer survey to analyze the geophysical trace of the non-magnetic pegmatite dykes. We recently received the results of this extensive survey over our newest claim area to the east of the original claim block. We look forward to analyzing this data in greater depth.

An updated mineral resource estimate is expected by the end of 2024 once drilling is completed in winter 2023/24 and all of the assays have been received and detailed surveys of the drill collars has been completed.

Our Competitive Strengths

We believe that the following competitive strengths contribute to our success and differentiate us from our competitors:

●

Our initial metallurgical test work has yielded a spodumene concentrate grading 6.37% Li2O. Initial metallurgical test work demonstrates the Snow Lake Lithium™ property can produce a concentrate material of 6.37% Li2O using standard metallurgical laboratory test techniques, indicating the likelihood that industry relevant amounts of concentrate can be produced.

●

Our Snow Lake Lithium™ property is large and, we believe, is host to valuable lithium resources. Our Snow Lake Lithium™ property comprises 24,515 hectares (approximately 60,577 acres) and is host to spodumene bearing, lithium-enriched pegmatite dykes and other targets that could potentially contribute to a future lithium resource. Our Snow Lake Lithium™ property hosts several identified spodumene pegmatite dykes with high-grade lithium found to date. With only 1% of the Snow Lake Lithium™ property explored, we believe that there are many additional lithium bearing pegmatites on the Snow Lake Lithium™ property yet to be explored.

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

@	●

No significant technical challenges related to exploration and development of the deposits have been identified. We expect, although we cannot guarantee, that our drill hole database  and their interpretation will be used to support the planning of future drilling programs. No significant technical challenges related to exploration and development of these deposits have been identified to date

●

We are strategically located in the North American market. Our Snow Lake Lithium™ property is located in proximity to major downstream lithium processing facilities as well as to major US battery customers including General Motors, BMW, Nissan, Mercedes and Tesla automobile manufactures. With Snow Lake’s access to the Hudson Bay railway just 65 km from the Snow Lake Lithium™ property, our project is strategically located close to the CN rail lines to deliver lithium product to the entire Auto Alley market.

●

Leadership team of experienced mining executives and operators, with a track record of de-risking and delivering. We believe that our management team’s background and experience  in the mining industry will enable us to achieve growth. Our management team consists of members with extensive experience in the mining industry.

Our Growth Strategies

We have developed a strategic plan for further exploration and development of the Snow Lake Lithium™ project that includes the following milestones:

●

Complete preliminary feasibility study. We have commenced a PFS on the Snow Lake Lithium™ property. This represents the next step in the process of moving from exploration towards the potential to establish commercial operations. The study will review the test work, process design, vendor furnished equipment packages and preliminary design in addition to cost estimates for the development of a commercial spodumene processing plant.

●

Complete next stage of resource exploration drilling leading to an updated mineral resource estimate We  intend to continue drilling to both upgrade our mineral resources, as well as to explore for extensions to the existing mineral resources.

●

Acquisitions of additional lithium properties and projects.  In addition to our organic growth strategy of developing the Snow Lake Lithium™ project, we intend to engage in strategic acquisitions of additional lithium properties and projects of merit.

Marketing and Advertising

We intend to sell the lithium concentrate that we expect to produce to lithium refiners under long term offtake agreements. This is in line with the wider industry requirements for battery-grade lithium chemicals, where users typically require long-term supply contracts. We therefore feel our company is perfectly situated in the province of Manitoba that generates 97% of its energy from Hydroelectric, and 3% from wind.

Our Customers

Major lithium refiners would be the primary customers. We believe that, assuming we prove our lithium resources and proceed to build and operate a functioning lithium ore mining and processing facility, we will be well positioned to be a supplier of choice to these lithium refiners, based on the competitive economics enabled by our well situated geographical location, renewable energy sources, and mining friendly government regime.

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

Facilities

Our corporate address is 360 Main St 30th Floor, Winnipeg, MB R3C 0V1 Canada.   Currently, we do not maintain any office or operational facilities other than an off-site storage facility for our core samples, which we lease at a nominal fee. We believe that we will be able to obtain adequate facilities, principally through leasing, to accommodate our future expansion plans.

Employees

We have one employee at this time, our Chief Executive Officer Frank Wheatley.   Other of our executive officers and advisers work for us as independent contractors under consulting agreements. These agreements, and the employment agreement with our Chief Executive Officer, typically include a confidentiality covenant that requires consultants to protect our confidential information during their engagement with us. In addition, these consulting agreements include typical non-compete clauses that prohibit the consultants from entering into competitive consulting or employment relationships while they are working for us.

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

A group of concerned shareholders, including Nova, our largest shareholder, at the time holding approximately 37% of our issued and outstanding common shares, filed a Notice of Motion (the “Motion”) in the Court of King’s Bench (Manitoba) (the “Manitoba Court”) seeking to prevent the Company from effecting the follow-on offering contemplated by the registration statement on F-1 (File No. 333-267600), initially filed with the SEC on September 19, 2022, as thereafter amended. Nova claimed that the offering was oppressive and was made for the improper purpose of diluting Nova’s shareholdings and entrenching the current management of the Company. On Thursday, September 29, 2022, at the request of the concerned shareholders of the Company, the Manitoba Court issued an order enjoining the Company from issuing any securities prior to October 27, 2022, the record date for the determination of the shareholders entitled to vote at the Company’s annual shareholder meeting set for December 15, 2022. The order also had the effect of forcing the Registrant to withdraw its public offering of common shares pursuant to the Registration Statement filed publicly on September 26, 2022. Accordingly, we withdrew the F-1 (File No. 333-267600) on October 3, 2022.

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

4.C. Organizational structure

The chart below presents our corporate structure:

Thompson Bros (Lithium) Pty Ltd. has been deregistered in Australia and Manitoba.

4.D. Plants, Property and Equipment

Our corporate address is 360 Main St 30th Floor, Winnipeg, MB R3C 0V1 Canada.. Currently, we do not maintain any office or operational facilities other than an off-site storage facility for our core samples, which we lease at a nominal fee. We believe that we will be able to obtain adequate facilities, principally through leasing, to accommodate our future expansion plans. For a description of the real property owned by us, please see ”Location and Description of Snow Lake Lithium™ Property” herein.

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

5.A. Operating Results

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) of Snow Lake Resources Ltd., d/b/a Snow Lake Lithium Ltd. (“Snow Lake”, “we” or the “Company”) summarizes the significant factors affecting the Company’s operating results, financial condition, liquidity and cash flows as of and for the years ended June 30, 2023, 2022 and 2021. This MD&A should be read in conjunction with the Company’s consolidated financial statements and the related notes thereto for the years ended June 30, 2023 (the “2023 Financials”). Amounts are expressed in Canadian dollars unless otherwise stated. This MD&A contains forward-looking statements that are based on the beliefs of management, as well as assumptions made by, and information currently available to, our management. Actual results could differ materially from those discussed in or implied by forward-looking statements as a result of various factors. See also “Introductory Notes – Forward-Looking Information.”

The 2023 Financials and the financial information contained in this MD&A are prepared pursuant to International Financial Reporting Standards (“IFRS”) and in accordance with the standards of the United States Public Company Accounting Oversight Board. As permitted by the rules of the U.S. Securities and Exchange Commission for foreign private issuers, we do not reconcile our financial statements to United States generally accepted accounting principles.

This MD&A reports the Company’s activities through June 30, 2023, unless otherwise indicated. All figures are expressed in Canadian dollars, unless otherwise noted.

During the year ended June 30, 2023 (“Fiscal 2023”), the Company remained at the exploration stage, had not placed any of its mineral properties into production, and has not generated any revenues. It intends to proceed with the development of the Snow Lake Lithium™ property through economic studies such as a pre-feasibility study (PFS) and provided the results are positive, through to mine development. The Company intends, in the longer term, to derive substantial revenues from becoming a strategic supplier of lithium concentrate to the growing electric vehicle and battery storage markets. The Company is not expected to start generating revenues until 2025, at the earliest. Our planned exploration and development of mineral resources, primarily lithium, will require significant investment prior to commercial introduction and may never be successfully developed or commercially successful.

Corporate Developments

On September 22, 2022, the Company signed a non-binding memorandum of understanding (“MOU”) with LG Energy Solution (“LGES”). The non-binding MOU with LGES represents a next step towards building the domestic supply chain for the North American EV market. LGES, a split-off from LG Chem, is a leading global manufacturer of lithium-ion batteries for EVs, mobility, IT, and energy storage systems. With 30 years of experience in revolutionary battery technology and extensive research and development, LGES is the top battery-related patent holder in the world with over 24,000 patents. Its robust global network, which spans North America, Europe, Asia, and Australia, includes battery manufacturing facilities established through joint ventures with major automakers such as General Motors, Stellantis N.V. and Hyundai Motor Group. Together with LGES, the Company will collaborate to explore the opportunity to create one of Canada’s first lithium hydroxide processing plants in CentrePort, Manitoba. Under the terms of the MOU, Snow Lake will supply LGES with lithium over a 10-year period once production starts in 2025. The MOU and contemplated partnership will be subject to a number of conditions, including the completion of due diligence from both parties. A scoping study, in partnership with Primero, has been completed to identify the technologies, innovations and skills required to deliver a world-class lithium hydroxide plant within the Province of Manitoba.

On January 6, 2023, the Company announced that it has acquired additional land claims in the historic mining district of Snow Lake, Manitoba. The Company staked a total of nine claims covering an area of 1,728 hectares near Dion Creek, Lost Frog Lake, and the Grass River East. These claims are located in areas known for their pegmatite occurrences as mapped by the Ministry of Northern Development and Mines. With the acquisition of additional land claims in and around Snow Lake Lithium’s current resource block, the Company’s total land position now stands at 24,515 hectares (60,577-acres), an increase of approximately 8% as compared to the prior land position.

On January 16, 2023, the Company announced the resignation of Philip Gross, Hadassah Slater and Allan Engel, as directors of Snow Lake, effective immediately prior to the commencement of the Company’s annual general and special meeting held at 9:00 a.m. (Central Time) on January 17, 2023 (the “Meeting”).

On January 17, 2023, the Company announced the results of the Meeting, during which Peretz Shapiro, Nachum Labkowski, Brian Imrie, Shlomo Kievman and Kathleen Skerrett were elected to the board of directors (the “Board”) of Snow Lake, in addition to Dale Schultz. Following the Meeting, the Company also announced the resignation of Philip Gross and Derek Knight, as Chief Executive Officer (“CEO”) and Chief Operating Officer (“COO”)/Secretary of Snow Lake, respectively. As a result of the changes, Mr. Labkowski was appointed Chairman of the Board. Mr. Shapiro was also appointed as Interim COO, as the Board appointed a special committee to retain an advisor to search for a permanent CEO.

On January 29, 2023, the Company announced that it was moving forward on a PEA which will focus on outlining a pathway to accelerating revenues from the Company’s flagship projects; the Thomson Brothers and Grass River lithium projects. The PEA will consider the feasibility of a DSO operation, which will enable the company to fund a significant portion of future development out of cash flow. Additionally, the Company announced its intentions to release an updated mineral resource estimate for the Thomson Brothers Project, a Maiden Resource Estimate for the Grass River Project, as well as the results from a metallurgical study from the Grass River Project in Q2 of 2023.

On March 16, 2023, the Company announced the results of a metallurgical testwork program conducted for its Grass River lithium project. SGS Canada were engaged to conduct the study on behalf of the Company, with a metallurgical target of producing a spodumene concentrate grading >6% Li20 and <1.0% Fe2O3 while maximising recovery. The Company announced that these targets have been achieved with the developed flowsheet showing an 83.5% lithium recovery. For a summary of the merallurgical testwork program results, please refer to the press release dated March 16, 2023, which can be found on EDGAR under the Company’s profile.

On June 30, 2023, the Company provided an update and analysis on the recently completed Grass River lithium project  resource drilling campaign. For a summary of the update, please refer to the press release dated June 30, 2023, which can be found on EDGAR under the Company’s profile.

On July 17, 2023, the Company announced the appointment of Frank Wheatley as CEO with immediate effect. Mr. Wheatley brings more than 30 years of mining and resource industry experience. He also has extensive domestic and international experience with development and operating gold, copper and lithium companies, including project development, project financing, environmental permitting in accordance with all international best practice and ESG standards, as well as mergers and acquisitions.

On September 21, 2023, the Company closed its best-efforts flow-through financing through the issuance of 2,133,979 common shares at a price of $3.6117 (USD $2.67) per common share, for gross proceeds of $7,707,292 (USD $5,697,710) (the “Offering”). The proceeds of the Offering will be used exclusively to further the Company’s lithium exploration and development programs in Manitoba. The shares were offered for purchase and sale to purchasers in the province of Manitoba on a private placement basis under Canadian law. The Offering was registered under applicable U.S. securities laws pursuant to a registration statement on Form F-3 filed with, and previously declared effective by, the United States Securities and Exchange Commission under the United States Securities Act of 1933, as amended.

On October 5, 2023, the Company announced the final set of results from the 2022/2023 winter-spring drill program at its 100% owned Grass River lithium project. For a summary of the update, please refer to the press release dated October 5, 2023, which can be found on EDGAR under the Company’s profile.

Results of Operations

The following table sets forth a summary of the Company’s consolidated results of operations for the periods indicated. The information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report. Our historical results presented below are not necessarily indicative of the results that may be expected for any future period.”

	2023	2022	2021
	$	$	$
Expenses
Professional fees	6,971,520	698,209	174,211
Directors’ and officers’ consulting fees	3,840,915	687,585	200,858
Stock-based compensation	2,544,905	8,035,506	-
Insurance expense	924,834	681,504	-
Consulting fees	858,517	220,890	34,399
General and administrative expenses	518,824	129,415	8,254
Travel expenses	248,746	112,074	-
Transfer agent and regulatory fees	141,446	236,926	22,244
Bank fees and interest	13,577	9,343	2,084
Research expenses	12,000	33,733	-
Depreciation on right-of-use assets	2,640	-	-
Interest on loan and debentures	1,193	167,873	140,264
Amortization of transaction costs	-	56,512	13,284
Accretion expense	654	-	-
	(16,079,771)	(11,069,570)	(595,598)

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

	2023	2022	2021
	$	$	$
Other Income
(Loss) gain on change in fair value of derivative liabilities	(246,460)	1,103,839	32,676
Loss on shares-for-debt settlement	(157,502)	-	-
Grant income	109,750	109,745	-
Recovery of accounts payable	-	-	10,740
Foreign exchange gain (loss)	996,382	409,532	(254)
	702,170	1,623,116	43,162
Net Loss and Comprehensive Loss	(15,377,601)	(9,446,454)	(552,436)

During Fiscal 2023, the Company incurred total operating expenses of $16,079,771, as compared to total operating expenses of $11,069,570 in 2022 and $595,598 in 2021. The substantial increase in operating expenses in Fiscal 2023 is primarily due to increases in professional fees and directors’ and officers’ consulting fees, of which key components of Snow Lake’s results of operations during the years ended June 30, 2023, 2022 and 2021 are discussed as follows:

•Professional fees totaled $6,971,520 (2022 – $698,209; 2021 – $174,211), for an increase of $6,273,311 from 2022. Part of the increase is due to expenses incurred in relation to the Company’s status as a public company as it had to rely on the services of outside consultants in areas such as legal counsel, accountants and auditors, which remain critical to the Company’s operations post-listing. The Company also incurred substantial expenses in relation to the proxy requisition among certain shareholders and the old management, which culminated with the restructure which took place upon completion of the Meeting.

•Directors’ and officers’ consulting fees totaled $3,840,915 (2022 – $687,585; 2021 – $200,858), for an increase of $3,153,330 from 2022. The substantial increase is primarily due to certain addendum payments made to the former executives during the period. On November 1, 2022, the Company purported to amend the consulting agreements with the entities controlled by the former CEO and COO, with an addendum which amended the termination clause of their respective agreements. As a result of the addendum, the Company recorded fees of

$1,672,988 (USD $1,224,040) and $881,842 (USD $648,020), respectively, of which the payout was made to the respective entities controlled by the former CEO and COO.

•Non-cash stock-based compensation totaled $2,544,905 (2022 – $8,035,506; 2021 – $nil), for a decrease of $5,490,601 from 2022. In January 2023, the Company granted restricted share units (“RSUs”) and stock options to certain officers and directors, which were valued at a much lower amount as compared to 2022. The value of stock-based compensation is dependent on the valuation of the grant date fair value of these securities, which is subject to various estimates, based on the application of the Black-Scholes valuation model which requires management to make various assumptions and estimates which are susceptible to uncertainty, including the expected volatility of the share price, expected forfeitures, expected dividend yield, expected term of the warrants or options, and expected risk-free interest rate. Changes in these input assumptions can significantly affect the fair value estimate.

•Insurance expense from directors’ and officers’ (“D&O”) insurance coverage totaled $924,834 (2022 –$681,504; 2021 – $nil), for an increase of $243,330 from 2022. Upon listing, the Company was required to obtain D&O insurance for its officers and directors. The higher insurance expense amount for Fiscal 2023 is also a reflection of the coverage used up for the current year in question. Going forward, management expects to obtain D&O insurance coverage at possibly lower premiums.

•Consulting fees totaled $858,517 (2022 – $220,890; 2021 – $34,399), for an increase of $637,627 from 2022. Consulting fees comprised of third-party work primarily for marketing, investor relations and information technology. These fees are primarily related to promotional activities related to costs associated with the Company building its marketing strategy.

•General and administrative (“G&A”) expenses totaled $518,824 (2022 – $129,415; 2021 – $8,254), for an increase of $389,409 from 2022. The increase in G&A expenses is directly correlated to the increased scope of activities as the Company continued expansion from its drilling program.

•Travel expenses totaled $248,746 (2022 – $112,074; 2021 – $nil), for an increase of $103,672 from 2022. Since travel restrictions from COVID began lifting in 2022, management had resumed travelling for business purposes as COVID restrictions began lifting.

•Transfer agent and regulatory fees totaled $141,446 (2022 – $236,926; 2021 – $139,491), for a decrease of $95,480 from 2022. Similar to D&O insurance, it was essential for the Company to appoint a transfer agent upon listing to assist in recording changes of ownership and maintaining security holder records. Regulatory fees comprised of filing in conjunction of the listing and ensuing filing requirements, are also included in transfer agent and regulatory fees. As there were little financing activities undertaken during the current year, a relative decrease in such expenses was incurred.

•The Company also recorded other income of $702,170 (2022 – $1,623,116; 2021 – $43,162), comprised primarily of a foreign exchange translation gain of $996,382 (2022 – $409,532; 2021 – loss of $254) recorded due to the translation of certain balances into the functional and presentation currency of the Company, and grant income of $109,745 (2022 – $109,745; 2021 – $nil) received from the Manitoba Mineral Development Fund. These increases were partially offset by an increase in loss on change in fair value of derivative liabilities of $1,350,299, to a loss of $246,460 (2022 – gain of $1,103,839; 2021 – gain of $32,676), and a loss on shares-for-debt settlement of $157,502 (2022 and 2021 – $nil) entered during the year.

As a result of the above items, net loss for the year ended June 30, 2023 was $15,377,601 (2022 – $9,446,454; 2021 – $552,436). Net loss per share for Fiscal 2023 was $0.85 per basic and diluted share (2022 – $0.60; 2021 – $0.04 per basic and diluted share).

5.B. Liquidity and Capital Resources

The following table sets forth a summary of the Company’s consolidated cash flows for the periods indicated. The information should be read together with our consolidated financial statements and related notes included elsewhere in the 2023 Financials. Our historical results presented below are not necessarily indicative of cash flows that may be expected for any future period.

	2023	2022	2021
	$	$	$
Operating Activities
Net loss for the year	(15,377,601)	(9,446,454)	(552,436)
Adjustments for non-cash items	4,341,325	7,122,585	110,132
Net change in non-cash working capital items	737,485	(775,103)	78,828
Cash Flows (used in) Operating Activities	(10,298,791)	(3,098,972)	(363,476)

Financing Activities
Proceeds from issuance of convertible debentures	-	-	805,000
Proceeds from issuance of shares on IPO	-	34,988,520	-
Share issuance costs	-	(2,995,448)	-
Proceeds received from loan	-	873,253	-
Repayment on loan	(201,532)	(679,617)	-
Proceeds from exercise of warrants	31,578	365,114	4,883
Payments made on lease deposit	(18,367)	-	-
Lease payments	(2,986)	-	-
Cash Flows provided by (used in) Financing Activities	(191,307)	32,551,822	809,883

Investing Activities
Payments for exploration and evaluation assets	(9,461,430)	(5,979,286)	(270,652)
Cash Flows (used by) Investing Activities	(9,461,430)	(5,979,286)	(270,652)

(Decrease) increase	(19,951,528)	23,473,564	175,755
Cash, beginning of year	23,792,408	318,844	143,089
Cash, end of year	3,840,880	23,792,408	318,844

During Fiscal 2023, net cash used in the Company’s operating activities was $10,298,791 (2022 – $3,098,972; 2021 – $363,476). The substantial increase for Fiscal 2023 in operating spending is a direct reflection of the increased scope of activities as the Company continued to evolve as a public company and expand its drilling program, and it also included the purported addendum payments of $1,672,988 (USD $1,224,040) and $881,842 (USD $648,020), which had been made to the respective entities controlled by the former CEO and COO as noted in the “Results of Operations” section. With a healthy cash position on hand, the Company made several advances to secure the services of certain vendors for the next 12 months, in order to assist its growth strategy.

During Fiscal 2023, net cash used in financing activities was $191,307 (2022 – net cash provided of $32,551,822; 2021 – net cash provided of $809,883). In the current year, the Company did not participate in much financing activities other than having repaid a loan for $201,532, and a deposit and payments made on leases. In November 2021, the Company closed the IPO for gross proceeds raised of almost $35 million, with issuance cost of $2,995,448 paid on closing. The Company also received a loan of $873,253 to finance its D&O insurance, of which $679,617 had been repaid up to June 30, 2022, as well as total proceeds of $365,114 on exercises of warrants. In 2021, the Company raised funds of $805,000 through the issuance of certain convertible debentures, and it also received proceeds of $4,883 through exercises of warrants.

During Fiscal 2023, the Company also incurred investing cash outflows of $9,461,430 (2022 – $5,979,286; 2021 – $270,652) through payments made for the Company’s exploration and evaluation (“E&E”) assets on the Snow Lake Lithium™ Project. The substantial increase in the use of cash for investing activities is directly tied to the increased exploration activities as drilling programs commenced in Snow Lake, Manitoba.

As the Company has yet to generate any revenues to date, it currently has no regular cash flows from operations, and the level of operations is principally a function of availability of capital resources. The primary source of funding has historically been through private placement financing of equity securities and convertible debentures. Subsequent to year-end, the Company was able to raise about $7.7 million through the Offering. Going forward, the Company will likely have to continue to rely on equity or debt financing in order to maintain its working capital and expenditures requirements. There is no guarantee that the Company will be able to successfully complete such financing, as market conditions and business performance may dictate availability and interest.

As at June 30, 2023, the Company had current assets of $4,916,236 (2022 – $25,029,009; 2021 –$397,461), including cash of $3,840,880 (June 30, 2022 – $23,792,408; June 30, 2021 – $318,844) to settle current liabilities of $3,062,917 (June 30, 2022 – $1,780,877; June 30, 2021 – $1,374,819), for a working capital of $1,853,319 (June 30, 2022 –$23,248,132; June 30, 2021 – working capital deficiency of $977,358).

Management is actively monitoring cash forecasts and managing performance against its forecasts. Subsequent to June 30, 2023, the Company  was able to raise additional funds from the Offering conducted in September 2023. Nevertheless, management will remain cautious in its capital management approach, and continue to look for new sources of financing in the next 12 months, to fund its working capital to advance the Company’s operations.

Significant Accounting Judgments, Estimates and Assumptions

The preparation of the Company’s consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, revenue and expenses. These are described in greater detail in Note 2(e) to the 2023 Financials.

Summary of Significant Accounting Policies

The significant accounting policies used by the Company are described in greater detail in Note 3 to the 2023 Financials.

Off Balance Sheet Arrangements

As at June 30, 2023 and the date of this MD&A, the Company does not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the results of operations or financial condition of the Company.

Contingencies

The Company’s E&E activities are subject to various laws and regulations governing the protection of the environment. These laws and regulations are continually changing and generally becoming more restrictive. As at June 30, 2023, the Company believes its operations are materially in compliance with all applicable laws and regulations. The Company expects to make future expenditures to comply with such laws and regulations.

As of June 30, 2023, Snow Lake has also made a claim against certain former directors of the Company and their holding companies for, among other things, breach of fiduciary duty as a result of, amongst other matters, of those directors approving changes to the consulting agreements between the former CEO and COO and their holding companies, for termination payments of USD $1,392,000 (to USD $1,872,000) during a time where it was clear that a change of control of the Company was imminent and increased the range of instances where they would be eligible for those payments. The Company takes the position that the amendments are void and that the former CEO and COO were not entitled to any payments under their consulting agreements. Snow Lake seeks to recover the payments made to the former CEO and COO.

As of the date of approval of these consolidated financial statements, all defendants have now filed Statements of Defence. All defendants have made counterclaims seeking indemnification for legal fees incurred in responding to this claim in relation to directors’ indemnity agreements they have with the Company. The Company takes the position that the defendants are not eligible for indemnity payments as a result of their breaches of fiduciary duties. The next step will be for the Company to file its Replies and Defences to Counterclaims, and then proceed to discovery. As at June 30, 2023, as the outcome of the claims remains uncertain, the Company had not recognized any contingent assets on the consolidated statements of financial position.

Subsequent Events

On July 13, 2023, the Company filed an application against its former Manitoba law firm seeking to assess for reasonableness certain invoices of the law firm rendered between May 2022 and January 2023, as well as the repayment of any fees paid to the law firm which the Court finds to be unreasonable. This application is at the early stages.

On July 17, 2023, the Company granted 250,000 options and 200,000 RSUs to its new CEO. 25% of the options will vest six months from the grant date, 25% will vest 12 months from the grant date, with the remainder to vest 18 months from the grant date. The RSUs, on the other hand, will vest at various stages depending on the Company’s volume weighted average price exceeding certain thresholds.

On July 29, 2023, a former director resigned from the Company, resulting in 50,000 options and 10,000 RSUs being cancelled.

On September 21, 2023, the Company closed the Offering through the issuance of 2,133,979 common shares at a price of $3.6117 (USD $2.67) per common share, for gross proceeds of $7,707,292 (USD $5,697,710). In connection with the Offering, the Company issued 86,000 warrants at USD $2.67 per share with an expiry of five years and paid fees and expenses to various agents in the amount of $215,376.

On September 21, 2023, the Company also issued 21,276 common shares to a third-party pursuant to a letter agreement between the parties.

As of August 9, 2023 160,000 RSUs out of the 470,000 RSUs awarded on January 30, 2023 had met the milestones required to vest, on September 26, 2023, the Company paid $546,476 (USD$400,000) to redeem 160,000 of the vested RSUs at USD $2.50 each.

On October 20, 2023, the Company issued 40,000 common shares to a third-party pursuant to a marketing services agreement (the “Marketing Agreement”) between the parties for a term of six months from October 2, 2023 to April 2, 2024. Upon execution of the agreement, the Company also paid a cash payment of USD $62,500 upon execution, The Company also issued 300,000 Warrants to the third-party pursuant to the Marketing Agreement, whereby each Warrant is exercisable for a period of 12 months at an exercise price of: (i) USD $2 for 100,000 Warrants; (ii) USD $2.50 for 100,000 Warrants; and (iii) USD $3 for 100,000 Warrants.

Trend Information

5.C. Research and Development, Patents and Licenses, Etc.

The Company has no significant research and development plans at present, other than certain work through a collaboration with the University of Manitoba to strengthen the understanding of the lithium deposits in Snow Lake, Manitoba, which are recorded as research expenses in the years ended June 30, 2023, 2022 and 2021.

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

Economic recoverability of future economic benefits of exploration and evaluation assets

Management has determined that E&E assets and related costs incurred, which have been recognized on the consolidated statements of financial position, are economically recoverable. Management uses several criteria in its assessments of economic recoverability and probability of future economic benefit including geological data, scoping studies, accessible facilities, and existing and future permits.

Technical feasibility and commercial viability

Management exercises judgment, in accordance with IFRS 6 – Exploration for and Evaluation of Mineral Resources, to determine an accounting policy specifying which expenditures, if any, are capitalized as E&E assets, and to apply the policy consistently. E&E expenditures not capitalized as E&E assets are expensed as incurred. Once the technical feasibility and commercial viability of extracting a mineral resource are demonstrable, an entity stops recording E&E expenditures for that mineral project, tests capitalized E&E assets (if any) for impairment and reclassifies those E&E assets to other applicable development-stage accounts. An assessment of technical feasibility and commercial viability is conducted on a project-by-project basis with regard to all relevant facts and circumstances. The nature and status of the mineral project is determined on the merits of the mineral project itself.

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

Options, restricted share units and warrants

Options, restricted share units (“RSUs”) and warrants, including finders’ warrants, are initially recognized at fair value using market-based valuation techniques. The fair value of the market-based and performance-based share awards are determined at the date of grant using generally accepted valuation techniques. Assumptions are made and judgments are used in applying the valuation techniques. These assumptions and judgments include the expected volatility of the share price, expected forfeitures, expected dividend yield, expected term of the warrants or options, and expected risk-free interest rate. Such assumptions and judgments are inherently uncertain. Changes in these assumptions can affect the fair value estimates of stock-based compensation.

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

Functional currency

The functional currency for the Company and its subsidiaries is the currency of the primary economic environment in which they operate. Determination of functional currency involves significant judgments and other entities may make different judgments based on similar facts. Periodically, the Company reconsiders the functional currency of its business if there is a change in the underlying transactions, events or conditions which determine its primary economic environment.

Shares issued for non-cash consideration

The Company is required to recognize these transactions at fair value which requires judgment in selecting valuation techniques and other factors.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. Directors and Senior Management

The following table sets forth certain information regarding our directors and executive officers.

NAME	AGE	POSITION
Frank Wheatley	65	Chief Executive Officer
Peretz Schapiro	43	Interim Chief Operating Officer and Director
Keith Li	43	Chief Financial Officer
Brian Youngs	71	Vice President, Exploration
Nachum Labkowski	37	Director and Chairman of the Board
Kathleen Skerrett	53	Independent Director
Brian Imrie	61	Independent Director
Shlomo Kievman	38	Independent Director

On July 14, 2023, our Board of Directors appointed Mr. Frank Wheatley, 65, as our Chief Executive Officer (“CEO”), effective July 17, 2023.  Effective August 2, 2023, Dale Schultz resigned as VP of Resource Development.

Frank Wheatley.  Prior to joining us, Mr. Wheatley has, for the past 35 years, been a senior executive and independent director of a number of Canadian public mining companies operating globally in precious, base and industrial metals.  Mr. Wheatley was an independent director Teranga Gold Corporation from 2010 to 2021, when it was acquired by Endeavour Mining, and was appointed an independent director of Endeavour Mining upon the closing of the acquisition.  He was the Executive Director of Talison Lithium Limited from 2010 to 2013, until its acquisition by Tianqui Lithium.  Mr. Wheatley served as the CEO of Yellowhead Mining Inc. from 2013 to 2018 and as the CEO of and Karnalyte Resources Inc. from 2018 to 2019.  From 2019 until present, Mr. Wheatley has been CEO of Wheatley Advisors Inc., providing bespoke advice on ESG matters to Canadian public mining companies in the battery metals space.  Mr. Wheatley has extensive domestic and international experience with development and operating gold, copper, lithium and potash companies, including mergers and acquisitions, project financing, project development, and environmental permitting in accordance with all international best practice, environmental and corporate social responsibility standards.  Mr. Wheatley has a BComm (Finance) and an LLB from the University of British Columbia.  Mr. Wheatley has also been a member of the Law Society of British Columbia since 1985.

No family relationship exists between Mr. Wheatley and any of our other directors and executive officers. There are no arrangements or understandings with major shareholders, customers, suppliers or others pursuant to which Mr. Wheatley was selected as CEO.

Peretz Schapiro.    Mr. Schapiro has served as our interim Chief Operating Officer and as a director since January 17, 2023 .  Mr. Schapiro holds a Masters degree in Applied Finance and has been a global investor for more than a decade, with a particular focus in the resources sector. He understands the fundamental parameters, strategic drivers, market requirements and what it takes for a high growth business. Mr Schapiro has a diverse professional background, with deep experience in resource exploration, corporate finance, management consulting, marketing and fundraising. Mr Schapiro is also the founding Chairman of Loyal Lithium Ltd (ASX:LLI) Founding Chairman of Summit Minerals (ASX:SUM), and has previously held directorships Asra Minerals Limited (ASX:ASR) and Okapi Resources (ASX:OKR).

Keith Li.  Mr. Li has served as our Chief Financial Officer since June 30, 2022.  Mr. Li has over 15 years of experience in accounting, audit and executive level financial management. Prior to joining Snow Lake, Mr. Li has been serving as the Chief Financial Officer at Branson Corporate Services Ltd., providing outsourced fractional CFO functions and executive level financial services to public companies, including preparation of IFRS-compliant financial statements and MD&A since November 2017. Prior to joining our company, Mr. Li was a senior auditor with McGovern Hurley LLP from September 2011 to August 2016. From August 2016 to November 2017, he held the role of External Reporting Manager for Sears Canada Inc., and was responsible in overseeing the financial reporting functions of the company. Since joining Branson, Mr. Li had assumed the roles of Chief Financial Officer for many of Branson’s publicly-listed clients, including Pharmadrug Inc. from December 2017 to October 2023, Quinsam Capital Corporation from March 2018 to present, Psyched Wellness Ltd. since January 2020 to present, Jubilee Gold Exploration Ltd. since January 2020 to present, Universal PropTech Inc. from June 2020 to August 2023, Corcel Exploration Inc. since March 2021 to present, US Critical Metals Corp. since August 2021 to present, and Hercules Silver Corp. since November 2022 to present. Mr. Li is responsible in overseeing the financial reporting and accounting functions of these companies. Mr. Li is a Chartered Professional Accountant and holds a Bachelor of Commerce in Finance from McGill University.

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

Brian Imrie.  Mr. Imrie is a retired investment banker with over 30 years of experience, primarily with global firms, providing advice and raising capital for companies in multiple industries. He was with Morgan Stanley in New York and Toronto from 1983-1997, Credit Suisse First Boston from 1997-2001, ran Mergers & Acquisitions for National Bank Financial from 2001-2008 and built and ran a global M&A business for KPMG Corporate Finance from 2009-2012. He was previously the Chairman/owner of Debro Inc., a chemical distribution company and serves on several other public and private boards. He received his MBA from Harvard University in 1987 and his BA in Economics from the University of Toronto in 1983.

Shlomo Kievman.  Mr. Kievman is an experienced director bringing his extensive experience as a leader in the procurement of ideas and concepts which exemplify American innovation. Mr. Kievman, who has managed and founded several ventures and businesses over the past two decades, has an in-depth understanding and operational capacity for planning and analysis, business plan development, forecasting, financial analysis, and capital commitment planning, as well as competitive analysis and bench marking, providing the tools required to succeed. His work in public and private sectors in the USA and abroad has included business development, financial modeling, action planning, and conceptual design. Mr. Kievman graduated university with honors with a BA in Liberal Arts. He is the principal of Crown Equities, an investment firm transforming the global resources sector, leading several global organizations.

Kathleen Skerrett. Ms. Skerrett is the Chair of the Securities Group at Gardiner Roberts LLP, specializing in advising clients on forming, financing, maintaining and reorganizing public companies. Ms. Skerrett was called to the Bar in Ontario in 1996 after earning a Bachelor of Laws from the University in Toronto in 1994. She also earned a Bachelor of Commerce degree from Trinity College, University of Toronto in 1991 and has completed the Canadian Securities Course. Ms. Skerrett advises clients on all aspects of compliance with corporate and securities laws, including structuring of financing transactions, mergers and acquisition, corporate governance and continuous disclosure reporting. Ms. Skerrett has a broad breadth of industry experience including advising clients in the manufacturing, technology, financial and health and wellness sectors. In particular, she has developed a strong practice in the resource sector with expertise in both structuring mining related contracts and advising on additional public company compliance matters for this sector. Ms. Skerrett also provides advice on a variety of corporate matters to private entities. Ms. Skerrett has acted as a director and/or officer of a number of public companies listed on all of the Canadian stock exchanges and is currently on the board of directors of the Canada’s National Ballet School Foundation.

No family relationship exists between any of our directors and executive officers, except that Nachum Labkowski is Peretz Schapiro’s brother-in-law. There are no arrangements or understandings with major shareholders, customers, suppliers or others pursuant to which any person referred to above was selected as a director or member of senior management.

6.B. Compensation of Board Members and Executives

The following table presents in the aggregate all compensation we paid to all of our directors and senior management as a group for the year ended June 30, 2023. The table does not include any amounts we paid to reimburse any of such persons for costs incurred in providing us with services during this period. We are not required to provide the compensation, on an individual basis, of our executive officers and directors under Canadian law.

All amounts reported in the table below reflect the cost to the Company, in thousands of Canadian dollars, for the year ended June 30, 2023.

Name:	Salary or Fees earned or paid in cash (C$)	Option awards (C$)	Common Share Awards (C$)	Cash Bonus (C$)	Total (C$)	Outstanding options as of June 30, 2023 (Common Shares)
All directors and senior management as a group, consisting of 8 persons	3,921,502	1,515,266	821,906	334,738	6,603,412	1,462,407

For the fiscal year ended June 30, 2023, we paid aggregate cash compensation of C$3,921,502 (approximately US$2,961,860  based on the average exchange rate of 1.3240), to our directors and executive officers as a group. We did not pay any other cash compensation or benefits in kind to our directors and executive officers. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our board of directors may determine compensation to be paid to the directors and the executive officers. The compensation committee will assist the directors in reviewing and approving the compensation structure for the directors and the executive officers. For information regarding share awards granted to our directors and executive officers, see “—Stock Option Plan.”

We plan to pay aggregate cash compensation of US$346,6540 and US$371,886 per fiscal year, respectively, to our directors and executive officers as a group.

Stock Option Plan

On May 1, 2019, we established the Snow Lake Resources Ltd. Stock Option Plan, which, as amended and restated on October 26, 2021, is referred to herein as the “Plan”). The purpose of the Plan is to grant stock options, or Options, to encourage eligible persons to remain with our Company and to attract new directors, officers, employees and consultants. The aggregate number of common shares that may be reserved for issuance pursuant to Options under the Plan shall not exceed 2,406,732 common shares. On September 7, 2022, the Plan was purported to be further amended and restated (the “Purported 2022 Plan”) to add cashless exercise of the Options under the Plan. On May 17, 2023, the Board determined that the September 7, 2022 meeting was neither properly called nor held and accordingly the Purported 2022 Plan, including the cashless exercise feature, was never adopted and the Plan remained the stock option plan in effect prior to the September 7, 2022 meeting. In addition, on May 17, 2023, the Board determined that in the event that it is determined by a court of competent jurisdiction in a final, non-appealable judgement that the Purported 2022 Plan were validly approved, the Board approved the removal of the cashless exercise feature from the Purported 2022 Plan and revert back to the Plan.

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

As of the date of this Annual Report, 694,325 of our common shares are reserved for future issuance under the Plan, 952,407 of our common shares are currently potentially issuable upon the exercise of outstanding options at an exercise price of US$7.50 per share, 160,000 of our common shares are potentially issuable upon the exercise of outstanding options currently issued and outstanding at an exercise price of C$2.50 (approximately US$2.02) per share, 350,000 of our common shares are currently potentially issuable upon the exercise of outstanding options issued and outstanding at an exercise price of US$2.50 per share and 250,000 of our common shares are currently potentially issuable upon the exercise of outstanding options issued and outstanding at an exercise price of US$2.25 per share.

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

6.C. Board Practices

Nasdaq’s listing rules generally require that a majority of an issuer’s board of directors must consist of independent directors. Our board of directors currently consists of five directors, Peretz Schapiro, Nachum Labkowski, Brian Imrie, Shlomo Kievman and Kathleen Skerrett, three of whom, Mr. Imrie, Mr. Kievman and Ms. Skerrett are independent within the meaning of Nasdaq’s rules.

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

Audit Committee

Our audit committee consists of Brian Imrie, Shlomo Kievman and Kathleen Skerrett, each of whom satisfies the “independence” requirements of Rule 10A-3 under the Exchange Act and Rule 5605(c)(2) of the Nasdaq Marketplace Rules. Brian Imrie serves as chairman of the audit committee. Our board has determined that each of Brian Imrie, Shlomo Kievman and Kathleen Skerrett qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company.

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

Compensation Committee

Our compensation committee consists of Nachum Labkowski, Peretz Schapiro and Shlomo Kievman. Shlomo Kievman satisfies the “independence” requirements of Rule 10A-3 under the Exchange Act and Rule 5605(c)(2) of the Nasdaq Marketplace Rules. Nachum Labkowski serves as chairman of the compensation committee. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers.

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

Nominating and Corporate Governance Committee

Our Nominating and Corporate Governance Committee consists of Nachum Labkowski, Peretz Schapiro and Kathleen Skerrett. Kathleen Skerrett serves as chairman of the nominating and corporate governance committee. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees.

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

Under Manitoba corporate law, the MCA imposes specific statutory liabilities on directors of corporations in certain situations. In certain circumstances, directors can be held liable, for example, for the authorization of share issues for a consideration other than money at less than fair market value, or for all debts not exceeding six months’ wages payable to each of the employees for services performed for the corporation while they are directors, or for the payment of a dividend if there were reasonable grounds for believing that the corporation is, or would after the payment be, unable to pay its liabilities as they become due, or the realizable value of the corporation’s assets would thereby be less than the aggregate of its liabilities and stated capital. Under numerous other provisions in federal and provincial statutes, directors may also face personal liability for, among other things, environmental offences, source deductions from payrolls, and tax remittances. Corporate directors have a number of defenses to legal actions in which it is alleged that they have breached their statutory or fiduciary duties, including:

•dissenting from a resolution passed or action taken at a board meeting, which may relieve the director of any liability for the results of that decision;

•raising a “good faith reliance” defense to an accusation of breach of a fiduciary duty, whereby the director is entitled to rely in good faith on financial statements or reports made by an officer of the corporation, the corporation’s auditor, or by other professionals, such as a lawyer, an accountant, or an engineer; and

•availing themselves of a due diligence defense that permits directors to avoid a number of statutory liabilities, including breach of fiduciary duty, where the directors exercise the same degree of care, diligence and skill as a reasonably prudent person in comparable circumstances.

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

Employment and Indemnification Agreements

The Company has entered into an employment agreement with Frank Wheatley. The employment agreement can be terminated by the Company without cause upon the payment of between three and twelve months of base salary depending on when such termination occurs.

The Company has entered into consulting agreements with entities owned by Peretz Schapiro and Brian Youngs. They are employed as consultants. Each consulting agreement can be terminated by the Company without cause upon the payment of ninety days’ service fees in lieu of such notice.

Each executive officer has agreed to hold, both during and after the employment agreement expires or is earlier terminated, in strict confidence and not to use or disclose to any person, corporation or other entity without written consent, any confidential information. In addition, certain of our executive officers have agreed to be bound by non-solicitation restrictions set forth in their agreements.

Although as independent contractors certain of our executive officers have been involved in other business activities, we expect that as our business operations ramp up such executive officers will devote substantially all of their time to our business operations.

We have entered into a indemnification agreement with all of our directors and officers, pursuant to which we agree to indemnify them against certain liabilities and expenses incurred by them in connection with claims made by reason of their being a director or officer.

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

●	Annual Shareholder Meeting - Nasdaq Rule 5620(a)

The Company is currently following Home Country Practices in lieu of Nasdaq Rule 5620(a), which requires a company to hold an annual meeting of shareholders no later than one year after the end of its fiscal year.

●	Compensation Committee Composition - Nasdaq Rule 5605(d)(2)

The Company does not intend to follow Nasdaq Rule 5605(d)(2), which requires a compensation committee to compose entirely of independent directors. The Company intends to follow the Home Country Practices instead.

●	Nominating and Corporate Governance Committee Composition – Nasdaq Rule 5605(e)(1)

The Company does not intend to follow Nasdaq Rule 5605(e)(1), which requires a nominating and corporate governance committee to compose entirely of independent directors. The Companyintends to follow the Home Country Practices instead.

●	Executive Sessions - Nasdaq Rule 5605(b)(2)

The Company’s independent directors may not have regularly scheduled meetings at which only independent directors are present.

●	Shareholder Approval for Issuance of Securities - Nasdaq Rule 5635(d)

The Company will not seek shareholders’ approval of any issuance of securities in connection with a transaction, other than a public offering, where such transaction involves the issuance of 20% or more of the Company’s total outstanding common shares (or securities exercisable for the Company’s common shares) at a price less than the minimum price as defined in Nasdaq Rule 5635(d)(1)(A).

●	Shareholder Approval for Equity Compensation – Nasdaq Rule 5635(c)

The Company will not seek shareholders’ approval for the establishment of or any material amendments to equity compensation or purchase plans or other equity compensation arrangements.

6.D. Employees

We have one employee at this time, our Chief Executive Officer Frank Wheatley.

Currently, all of our other executive officers and advisers work for us as independent contractors under consulting agreements. These agreements and the employment agreement with our Chief Executive Officer, typically include a confidentiality covenant that requires consultants to protect our confidential information during their engagement with us. In addition, these consulting agreements include typical non-compete clauses that prohibit the consultants from entering into competitive employment relationships while they are working for us.

6.E. Share Ownership

The following table sets forth information with respect to beneficial ownership of our share capital as of the date of this report by:

●	Each of our directors and named executive officers;

●	All directors and named executive officers as a group; and

●	Each person who is known by us to beneficially own 5% or more of each class of our voting securities.

	Common Shares Beneficially Owned(1)
Directors and Executive Officers	Number of Shares	Percent of Class (%)
Frank Wheatley, Chief Executive Officer (2)	200,000	0.97%
Peretz Schapiro, Interim Chief Operating Officer and Director(3)	0	0%
Brian Youngs, Vice President, Exploration(4)	72,000	* %
Nachum Labkowski, Director(5)	252,882	1.23%
Kathleen Skerrett, Director(3)	0	0%
Brian Imrie, Director(3)	0	0%
Shlomo Kievman, Director(3)	0	0%
All executive officers and directors (8 persons)	524,882	2.49%
Nova Minerals Limited(6)	6,600,000	32.48%
Derek Knight(7)	1,136,313	5.51%

*	Less than 1%

(1)

As of the date of this report, a total of 20,319,789 common shares are considered to be outstanding pursuant to SEC Rule 13d-3(d)(1). For each beneficial owner above, any securities that are exercisable or convertible within 60 days have been included in the denominator.

(2)

Consists of 200,000 restricted stock units (“RSUs”) none of which are currently exercisable within 60 days and options for the purchase of 250,000 common shares, none of which are exercisable within 60 days. The RSUs are exercisable for the corresponding number of common shares and vest as follows:  33,000 RSUs shall vest upon the volume weighted average price (“VWAP”) of the Corporation’s common shares exceeding the greater of each of these thresholds for a period of 20 consecutive trading days: (i) US$3.00; (ii) US$3.50; (iii) US$4.50; and (iv) US$5.50, and 34,000 RSUs shall vest upon the “VWAP of the Corporation’s common shares exceeding the greater of each of these thresholds for a period of 20 consecutive trading days:  (i) US$6.50; and (ii) US$7.50.  The options have an exercise price of US$2.25 per share and a term of three years. They are subject to vesting over 18 months with 25% of such Options vesting on January 17, 2024, an additional 25% vesting on July 17, 2024 and the remaining 50% vesting on January 17, 2025. None of the options are exercisable within 60 days of the date of this Annual Report.  Mr. Wheatley’s address is c/o our company, Snow Lake Resources Ltd., 360 Main St 30th Floor, Winnipeg, Manitoba R3C 4G1 Canada.

(3)	Currently holds no shares or options

(4)	Consists of 8,000 restricted common shares, warrants for the purchase of 4,000 common shares exercisable within 60 days and options for the purchase of 60,000 common shares exercisable within 60 days.

(5)

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

(7)

Consists of 681,738 restricted common shares, warrants for the purchase of 84,285 common shares exercisable within 60 days and options for the purchase of 228,489 common shares exercisable within 60 days. Mr. Knight was granted an option to purchase 140,000 common shares on May 25, 2019 at a weighted average exercise price of C$2.50 for five years. Surge Wealth Inc., an Ontario corporation (“Surge Wealth”) was granted options to purchase 228,489 common shares on November 21, 2021. Mr. Knight, in his capacity as the President and Director of Surge Wealth, has the power to vote and the power to direct the disposition of all of the securities held by Surge Wealth. The address of Surge Wealth is 522 Ryerse Blvd, Simcoe, ON, CA. The options have a weighted average exercise price of US$7.50 per share and a term of five years. They are subject to vesting over a minimum of 12 months with no more than 1/4 of such Options vesting in any three-month period. All 228,489 of the options are exercisable within 60 days of the date of this report.

None of our major shareholders have different voting rights from other shareholders. As noted in the table above, Nova holds approximately 32.48% of our outstanding common shares. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major shareholders

Please refer to Item 6 “Directors, Senior Management and Employees—E. Share Ownership.”

7.B. Related Party Transactions

In accordance with IAS 24 – Related Party Disclosures, key management personnel, including companies controlled by them, are those persons having authority and responsibility for planning, directing and controlling the activities of the Company directly or indirectly, including any directors (executive and non-executive) of the Company. The remuneration of directors and key executives is determined by the compensation committee of the Board. The remuneration of directors and other members of key management personnel during the years ended June 30, 2023, 2022 and 2021 were as follows:

	2023	2022	2021
	C$	C$	C$
Directors’ and officers’ consulting fees	492,377	585,615	200,858
Cash Payment	334,738	-	-
Exploration and evaluation expenditures	415,325	220,765	48,000
Total	1,242,440	806,380	248,858

Directors’ and officers’ consulting fees

During the year ended June 30, 2023, fees of C$492,377 (2022 – C$585,615; 2021 – C$200,858) included in directors’ and officers’ consulting fees had been paid to companies controlled by all former and current officers of the Company.

Cash payment

During the year ended June 30, 2023, a payment of USD $250,000 ($334,738) (2022 and 2021 – $nil) had been paid to a director of the Company.

Exploration and evaluation expenditures

During the year ended June 30, 2023, fees of C$415,325 (2022 – C$220,765; 2021 – C$48,000) for services rendered by the Company’s former VP of Resources Development, and the current VP of Exploration, had been capitalized as E&E assets on the consolidated statements of financial position.

Addendum payments

On November 1, 2022, the Company purported to amend the consulting agreements with the entities controlled by the former Chief Executive Officer and the former Chief Operating Officer of Snow Lake, with an addendum which amended the termination clause of their respective agreements. As a result of the addendum, the Company recorded fees of C$1,672,988 (USD $1,224,040) and C$881,842 (USD $648,020), respectively, which are included in directors’ and officers’ consulting fees during the year ended June 30, 2023. On December 5, 2022, payout was made to the respective entities controlled by the former CEO and COO.

As of June 30, 2023, the Company has made a claim against these former officers (see Note 23 to the financial statements for more details).

Share-based compensation

During the year ended June 30, 2023, the Company had granted certain restricted share units and options to various directors and officers. Total stock-based compensation of C$$2,337,172 (2022 – C$8,035,506; 2021 – $nil) was recorded in connection with the vesting of these securities.

Related party balances

All related party balances payable, for services and business expense reimbursements rendered as at June 30, 2023, 2022 and 2021, are non-interest bearing and payable on demand, and are comprised of the following:

	2023	2022	2021
	C$	C$	C$
Payable to officers and directors	86.616	110,274	236,402
(Receivable) payable to Nova Minerals Ltd.	(10,287)	(10,287)	43,240
	76,329	99,987	279,6428

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

As of June 30, 2023, 2022 and 2021, we had C$10,287 (approximately US$7,982) due from our major shareholder, Nova Minerals Ltd., C$10,287 due from Nova Minerals Ltd., and C$43,240  due to Nova Minerals Ltd. This money was lent to us by Nova Minerals Ltd. to fund our startup as well as ongoing accounting, legal and general corporate costs. This loan has since been paid off.

During the years ended June 30, 2023, 2022 and 2021, the Company incurred C$951,347 (approximately US$718,540) C$687,585 and C$200,858, respectively in directors & officers consulting fees.

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

Audited Financial Statements

Our consolidated financial statements for the 2023, 2022 and 2021 fiscal years as required under Item 17 are included immediately following the text of this Annual Report. The audit reports of the Company are included herein immediately preceding the financial statements.

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

8.B. Significant Changes

Except for the following or as disclosed elsewhere in this annual report, no significant change has occurred since the date of our consolidated financial statements filed as part of this annual report.

On July 13, 2023, the Company filed an application against its former Manitoba law firm seeking to assess for reasonableness certain invoices of the law firm rendered between May 2022 and January 2023, as well as the repayment of any fees paid to the law firm which the Court finds to be unreasonable. This application is at the early stages.

On July 17, 2023, the Company granted 250,000 options and 200,000 RSUs to its new CEO. 25% of the options will vest six months from the grant date, 25% will vest 12 months from the grant date, with the remainder to vest 18 months from the grant date. The RSUs, on the other hand, will vest at various stages depending on the Company’s volume weighted average price exceeding certain thresholds.

On July 29, 2023, a former director resigned from the Company, resulting in 50,000 options and 10,000 RSUs being cancelled.

As of August 9, 2023 160,000 RSUs out of the 470,000 RSUs awarded on January 30, 2023 had met the milestones required to vest, and on September 26, 2023, the Company paid $546,476 (USD$400,000) to redeem 160,000 of the vested RSUs at USD $2.50 each.

On September 21, 2023, the Company closed its best-efforts flow-through financing of common shares through the issuance of 2,133,979 common shares at a price of $3.6117 (USD $2.67) per common share, for gross proceeds of $7,707,292 (USD $5,697,710). In connection with the Offering, the Company issued 86,000 warrants at USD $2.67 per share with an expiry of five years and paid fees and expenses to various agents in the amount of $215,376.

On September 21, 2023, the Company also issued 21,276 common shares to a third-party pursuant to a letter agreement between the parties.

On October 20, 2023, the Company issued 40,000 common shares to a third-party pursuant to a marketing services agreement (the “Marketing Agreement”) between the parties for a term of six months from October 2, 2023 to April 2, 2024. Upon execution of the agreement, the Company also paid a cash payment of USD $62,500 upon execution, The Company also issued 300,000 Warrants to the third-party pursuant to the Marketing Agreement, whereby each Warrant is exercisable for a period of 12 months at an exercise price of: (i) USD $2 for 100,000 Warrants; (ii) USD $2.50 for 100,000 Warrants; and (iii) USD $3 for 100,000 Warrants.

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

Although we do not believe that we were a PFIC for the year ending June 30, 2023, our determination is based on an interpretation of complex provisions of the law, which are not addressed in a significant number of administrative pronouncements or rulings by the Internal Revenue Service, or IRS. Accordingly, there can be no assurance that our conclusions regarding our status as a PFIC for the 2023 taxable year will not be challenged by the IRS and, if challenged, upheld in appropriate proceedings.  In addition, because PFIC status is determined on an annual basis and generally cannot be determined until the end of the taxable year, there can be no assurance that we will not be a PFIC for the current taxable year. Because we may continue to hold a substantial amount of cash and cash equivalents, and because the calculation of the value of our assets may be based in part on the value of our common shares, which may fluctuate considerably, we may be a PFIC in future taxable years. Even if we determine that we are not a PFIC for a taxable year, there can be no assurance that the IRS will agree with our conclusion and that the IRS would not successfully challenge our position. Our status as a PFIC is a fact-intensive determination made on an annual basis.

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

For the period from July 1, 2021, to June 30, 2023, the following is our reasonable estimate of the uses of the proceeds from the IPO:

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

There has not been, and we do not expect, any material change in the planned use of proceeds from the initial public offering as described in the prospectus filed with the SEC pursuant to Rule 424(b)(4) under the Securities Act dated November 18, 2021. As of the date of this Annual Report on Form 20-F, we have allocated a portion of the net proceeds of the offering for additional exploratory drilling, the preparation of a preliminary feasibility study, other technical studies and reports, possible strategic project acquisitions, marketing and general corporate purposes.

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

Our management carried out an evaluation, under the supervision of our chief executive officer and chief financial officer, of the effectiveness of our disclosure controls and procedures as such term is defined under Rule 13a-15(e) promulgated under the Exchange Act as of June 30, 2023. Based on that evaluation, our management, including our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective as of the end of the period covered by this annual report.

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

Management evaluated the effectiveness of our internal control over financial reporting as of June 30, 2023. In making this evaluation, management used the framework established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). The COSO framework summarizes each of the components of a company’s internal control system, including the control environment, risk assessment, control activities, information and communication, and monitoring activities. Based on this evaluation, our management determined that our internal control over financial reporting was effective as of June 30, 2023.

Attestation Report of Independent Registered Public Accounting Firm

Not required.

Changes in Internal Controls over Financial Reporting

There were no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act, as amended) that occurred during the year ended June 30, 2023 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

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

ITEM 16. [RESERVED]

ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT.

Our Board of Directors has determined that each of Brian Imrie, Shlomo Kievman and Kathleen Skerrett qualifies as an “Audit Committee Financial Expert” as such term is defined in Item 407(d) of Regulation S-K promulgated by the SEC and also meets NASDAQ’s financial sophistication requirements. She is an “independent director” as defined by the rules and regulations of NASDAQ.

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

ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES.

The following table represents aggregate fees billed to the Company for fiscal years ended June 30, 2023, 2022 and 2021 by DeVisser Gray LLP, the Company’s principal accounting firm.

Accountant Fees and Services	2023	2022	2021
	C$	C$	C$
Audit Fees	45,000	45,000	33,000
Audit Related Fees (F1 review)	9,500	9,500	30,000
Tax Fees	-	-	-
All Other Fees	8,000	8,000	-
	62,000	62,000	63,000

Audit Fees

The audit fees for the years ended June 30, 2023, 2022 and 2021, are C$45,000 (approximately US$33,988), C$45,000 (approximately US$34,922) and C$33,000 (approximately US$25,609) respectively, were paid for professional services rendered for the audits of our consolidated financial statements.  Other fees of C$17,500 (approximately US$13,218), C$17,500 (approximately USD$13,581) and C$30,000 (approximately $23,381) were paid for other services including half year reviews, consents, and assistance with review of documents filed with the SEC.

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

We are currently following some Canadian corporate governance practices in lieu of Nasdaq corporate governance listing standards as follows:

●

We are currently following Canadian corporate governance practice in lieu of Nasdaq Rule 5605(d)(2), which requires a compensation committee to compose entirely of independent directors. Nachum Labkowski and Peretz Schapiro serve as non-independent directors in the compensation committee.

●

We are currently following Canadian corporate governance practice in lieu of Nasdaq Rule 5605(e)(1)(B), which requires a nominating and corporate governance committee to compose entirely of independent directors. Nachum Labkowski and Peretz Schapiro serve as non-independent directors in our nominating and corporate governance committee.

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

4.15	Form of Independent Director Agreement (incorporated by reference to Exhibit 10.2 to Form F-3 filed on June 1, 2023)
4.16	Form of Indemnity Agreement (incorporated by reference to Exhibit 10.3 to Form F-3 filed on June 1, 2023)
4.17	Form of Lock-Up Agreement (included in Exhibit 1.1) (incorporated by reference to Exhibit 10.17 to Amendment No. 4 to Form F-1 filed on October 22, 2021)
4.18

Form of Subscription Agreement for Unsecured Convertible Debenture dated December 2020 of Snow Lake Resources Ltd. (incorporated by reference to Exhibit 10.18 to Amendment No. 5 to Form F-1 filed on October 27, 2021)

4.19	Form of Unsecured Convertible Debenture dated February 2021 of Snow Lake Resources Ltd. (incorporated by reference to Exhibit 10.19 to Amendment No. 5 to Form F-1 filed on October 27, 2021)
4.20	Snow Lake Resources Ltd. Amended and Restated Stock Option Plan adopted on October 26, 2021 (incorporated by reference to Exhibit 10.20 to Amendment No. 5 to Form F-1 filed on October 27, 2021)
4.21	Snow Lake Resources Ltd. Form of Stock Option Agreement (incorporated by reference to Exhibit 10.21 to Amendment No. 5 to Form F-1 filed on October 27, 2021)
4.22	Snow Lake Resources Ltd. Form of Note Conversion Agreement (incorporated by reference to Exhibit 10.22 to Amendment No. 6 to Form F-1 filed on November 4, 2021)
4.23*	Consultant Agreement dated November 1, 2021 between Snow Lake Resources Ltd. and DJS Consulting Inc.
4.24*	Consultant Agreement dated November 1, 2021 between Snow Lake Resources Ltd. and Surge Wealth Inc.
4.25*	Consultant Agreement dated November 1, 2021 between Snow Lake Resources Ltd. and Temple Global Asset Management LLC
4.26*	Form of Addendum to Consulting Services Agreement dated August 1, 2022
4.27*	Memorandum of Understanding between Snow Lake Resources Ltd. and Epiroc Canada Inc. dated April 11, 2022
4.28*	Snow Lake Resources Ltd. Amended and Restated Stock Option Plan adopted on September 7, 2022
4.29*	Memorandum of Understanding between Snow Lake Resources Ltd. and LG Energy Solution dated September 22, 2022
4.30	Consultant Agreement dated March 28, 2023 between Snow Lake Resources Ltd. and DJS Consulting Inc. (incorporated by reference to Exhibit 10.6 to Form F-3 filed on June 1, 2023)
4.31

Executive Employment Agreement between Snow Lake Resources Ltd. and Frank Wheatley dated July 14, 2023 (included in Exhibit 1.1) (incorporated by reference to Exhibit 10.3 to Amendment No. 3 to Form F-3 filed on August 4, 2023)

8.1*	List of Subsidiaries of the Registrant
11.1	Code of Ethics and Business Conduct (incorporated by reference to Exhibit 14.1 to Registration Statement on Form F-1 filed on March 26, 2021)
12.1*	Certification of the Chief Executive Officer (Principal Executive Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended
12.2*	Certification of the Chief Financial Officer (Principal Financial Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended

13.1**	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of De Visser Gray LLP
96.1	Technical Report Summary – Initial Assessment of the Snow Lake Lithium Project – Manitoba, Canada, dated August 9, 2023 (incorporated by reference to Exhibit 96.1 to Form 6-K filed on August 11,,2023)
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed with this annual report on Form 20-F

**	Furnished with this annual report on Form 20-F

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SNOW LAKE RESOURCES LTD.

By:	/s/ Frank Wheatley	By:	/s/ Keith Li
Name:	Frank Wheatley	Name:	Keith Li
Title:	Chief Executive Officer (Principal Executive Officer)	Title:	Chief Financial Officer (Principal Financial and Accounting Officer
Date:	October 27, 2023	Date:	October 27, 2023

Snow Lake Resources Ltd.

Consolidated Financial Statements

For the Years Ended June 30, 2023, 2022 and 2021

(Expressed in Canadian Dollars)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

 To the Shareholders and the Board of Directors of Snow Lake Resources Ltd.,

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated financial statements of Snow Lake Resources Ltd. (the “Company”), which comprise the consolidated statements of financial position as at June 30, 2023 and 2022 and the consolidated statements of loss and comprehensive loss, changes in shareholders’ equity and cash flows for each of the years in the three year period ended June 30, 2023, and a summary of significant accounting policies and other explanatory information (collectively referred to as the “financial statements”).

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 2023 and 2022 and its financial performance and its cash flows for each of the years in the three year period ended June 30, 2023, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

October 25, 2023

We have served as the Company’s auditor since 2019.

Snow Lake Resources Ltd.

Consolidated Statements of Financial Position

(Expressed in Canadian Dollars)

	As at June 30, 2023	As at June 30, 2022
	$	$
Assets
Current Assets
Cash	3,840,880	23,792,408
Sales tax receivable (Note 4)	181,197	294,164
Prepaids and deposits (Note 5)	883,872	932,150
Due from related party (Note 18)	10,287	10,287
Total Current Assets	4,916,236	25,029,009
Exploration and evaluation assets (Note 6)	21,442,032	12,077,584
Right-of-use assets (Note 7)	60,720	-
Total Assets	26,418,988	37,106,593
Liabilities
Current Liabilities
Accounts payable and accrued liabilities (Note 8)	1,024,134	1,182,449
Due to related parties (Note 18)	86,616	110,274
Loan payable (Note 9)	-	201,157
Lease liabilities – current portion (Note 11)	29,921	-
Derivative liabilities (Note 12)	1,922,246	286,997
Total Current Liabilities	3,062,917	1,780,877
Lease liabilities (Note 11)	31,107	-
Total Liabilities	3,094,024	1,780,877
Shareholders’ Equity
Share capital (Note 13)	40,570,773	39,733,633
Reserve for restricted share units (Note 14)	821,906	-
Reserve for share-based payments (Note 15)	6,477,565	6,067,323
Reserve for warrants (Note 16)	65,099	70,295
Accumulated deficit	(24,610,379)	(10,545,535)
Total Shareholders’ Equity	23,324,964	35,325,716
Total Liabilities and Shareholders’ Equity	26,418,988	37,106,593

Nature of operations and going concern (Note 1)
Commitments and contingencies (Note 23)
Subsequent events (Note 24)

The accompanying notes are an integral part of these consolidated financial statements

Snow Lake Resources Ltd.

Consolidated Statements of Loss and Comprehensive Loss

For the Years Ended June 30, 2023, 2022 and 2021

(Expressed in Canadian Dollars)

	2023	2022	2021
	$	$	$
Expenses
Professional fees (Note 12)	6,971,520	698,209	174,211
Directors’ and officers’ consulting fees (Note 18)	3,840,915	687,585	200,858
Stock-based compensation (Notes 14, 15 and 18)	2,544,905	8,035,506	-
Insurance expense	924,834	681,504	-
Consulting fees (Note 12)	858,517	220,890	34,399
General and administrative expenses	518,824	129,415	8,254
Travel expenses	248,746	112,074	-
Transfer agent and regulatory fees	141,446	236,926	22,244
Bank fees and interest	13,577	9,343	2,084
Research expenses	12,000	33,733	-
Depreciation on right-of-use assets (Note 7)	2,640	-	-
Interest on loan and debentures (Notes 9 and 10)	1,193	167,873	140,264
Amortization of transaction costs (Note 10)	-	56,512	13,284
Accretion expense (Note 11)	654	-	-
	(16,079,771)	(11,069,570)	(595,598)
Other Items
(Loss) gain on change in fair value of derivative liabilities (Note 12)	(246,460)	1,103,839	32,676
Loss on shares-for-debt settlement (Note 13(f))	(157,502)	-	-
Grant income (Note 22)	109,750	109,745	-
Recovery of accounts payable	-	-	10,740
Foreign exchange gain (loss)	996,382	409,532	(254)
	702,170	1,623,116	43,162
Net Loss and Comprehensive Loss	(15,377,601)	(9,446,454)	(552,436)
Weighted Average Number of Outstanding Shares
Basic and diluted (Note 17)	18,033,851	15,884,041	13,008,669
Net Loss per Share
Basic and diluted (Note 17)	(0.85)	(0.60)	(0.04)

The accompanying notes are an integral part of these consolidated financial statements

Snow Lake Resources Ltd.

Consolidated Statements of Changes in Shareholders’ Equity

For the Years Ended June 30, 2023, 2022 and 2021

(Expressed in Canadian Dollars)

	Number of Shares	Share Capital	Share-Based Payments Reserve	Restricted Share Units Reserve	Warrants Reserve	Accumulated Deficit	Total
	#	$	$	$	$	$	$
Balance, June 30, 2020	13,008,006	5,745,369	1,154,905	-	26,439	(1,719,088)	5,207,625
Exercise of warrants (Notes 13 and 16)	2,170	4,883	-	-	-	-	4,883
Issuance of warrants from convertible debentures (Notes 10 and 16)	-	-	-	-	90,769	-	90,769
Issuance of finder's warrants from convertible debentures (Notes 10 and 16)	-	-	-	-	2,025	-	2,025
Net loss for the year	-	-	-	-	-	(552,436)	(552,436)
Balance, June 30, 2021	13,010,176	5,750,252	1,154,905	-	119,233	(2,271,524)	4,752,866

Issuance of shares on IPO (Note 13)	3,680,000	34,988,520	-	-	-	-	34,988,520
Share issue costs (Note 13)	-	(4,233,129)	-	-	-	-	(4,233,129)
Issuance of conversion of debentures (Notes 10, 12 and 13)	751,163	857,399	-	-	5,895	-	863,294
Issuance of shares on vesting of RSUs (Notes 13 and 14)	240,000	1,950,645		(1,950,645)	-	-	-
Stock-based compensation (Note 15)	-	-	6,084,861	1,950,645	-	-	8,035,506
Cancellation of stock options (Note 15)	-	-	(1,172,443)	-	-	1,172,443	-
Exercise of warrants (Notes 13 and 16)	243,419	419,946	-	-	(54,833)	-	365,113
Net loss for the year	-	-	-	-	-	(9,446,454)	(9,446,454)
Balance, June 30, 2022	17,924,758	39,733,633	6,067,323	-	70,295	(10,545,535)	35,325,716

Issuance of shares on debt settlement (Note 13(f))	240,000	800,366	-	-	-	-	800,366
Stock-based compensation (Notes 14 and 15)	-	-	1,722,999	821,906	-	-	2,544,906
Cancellation of stock options (Note 15)	-	-	(1,312,757)	-	-	1,312,757	-
Exercise of warrants (Notes 13 and 16)	21,052	36,774	-	-	(5,196)	-	31,578
Net loss for the year	-	-	-	-	-	(15,377,601)	(15,377,601)
Balance, June 30, 2023	18,185,810	40,570,773	6,477,565	821,906	65,099	(24,610,379)	23,324,964

The accompanying notes are an integral part of these consolidated financial statements

Snow Lake Resources Ltd.

Consolidated Statements of Cash Flows

For the Years Ended June 30, 2023, 2022 and 2021

(Expressed in Canadian Dollars)

	2023	2022	2021
	$	$	$
Operating Activities
Net loss for the year	(15,377,601)	(9,446,454)	(552,436)
Adjustments for non-cash items:
Depreciation on right-of-use assets (Note 7)	2,640	-	-
Interest expenses and accretion (Notes 9 and 10)	1,841	148,406	140,264
Amortization of transaction costs (Note 10)	-	56,512	13,284
Issuance of warrants for investor relations services (Note 12)	409,495	-	-
Issuance of warrants for claims settlement (Note 12)	979,294	-	-
Loss (gain) on change in fair value of derivative liabilities (Note 12)	246,460	(1,103,839)	(32,676)
Loss on shares-for-debt settlement (Note 13(f))	157,502	-	-
Stock-based compensation (Notes 14 and 15)	2,544,905	8,035,506	-
Recovery of accounts payable	-	-	(10,740)
Foreign exchange gain	(812)	(14,000)	-
	(11,036,276)	(2,323,869)	(442,304)
Net change in non-cash working capital items:
Sales tax receivable	112,967	(283,520)	(47)
Prepaids and deposits	66,645	(864,177)	(67,179)
Accounts payable and accrued liabilities (Note 8)	581,531	552,249	84,360
Due to related party	(23,658)	(179,655)	61,694
Cash Flows (used in) Operating Activities	(10,298,791)	(3,098,972)	(363,476)

Financing Activities
Proceeds from issuance of convertible debentures (Note 10)	-	-	805,000
Proceeds from issuance of shares on IPO (Note 13)	-	34,988,520	-
Share issuance costs (Note 13)	-	(2,995,448)	-
Proceeds received from loan (Note 9)	-	873,253	-
Repayment on loan (Note 9)	(201,532)	(679,617)	-
Proceeds from exercise of warrants (Note 13)	31,578	365,114	4,883
Payments made on lease deposit	(18,367)	-	-
Lease payments (Note 7)	(2,986)	-	-
Cash Flows provided by (used in) Financing Activities	(191,307)	32,551,822	809,883

Investing Activities
Payments for exploration and evaluation assets	(9,461,430)	(5,979,286)	(270,652)
Cash Flows (used by) Investing Activities	(9,461,430)	(5,979,286)	(270,652)

(Decrease) increase	(19,951,528)	23,473,564	175,755
Cash, beginning of year	23,792,408	318,844	143,089
Cash, end of year	3,840,880	23,792,408	318,844

Supplemental Information
Exploration and evaluation assets in accounts payable	388,107	485,089	117,015

The accompanying notes are an integral part of these consolidated financial statements

Snow Lake Resources Ltd.
Notes to Consolidated Financial Statements
For the Years Ended June 30, 2023, 2022 and 2021
(Expressed in Canadian Dollars)

1.Nature of Operations and Going Concern

Snow Lake Resources Ltd., d/b/a Snow Lake Lithium Ltd. (“Snow Lake” or the “Company”) was incorporated under the Canada Business Corporations Act on May 25, 2018. The Company is a Canadian natural resource exploration company engaged in the exploration and development of mineral resources through its subsidiaries: Snow Lake Exploration Ltd. and Snow Lake (Crowduck) Ltd. The corporate and registered office of the Company is 360 Main St, 30th Floor, Winnipeg, Manitoba, R3C 4G1, Canada.

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

For the year ended June 30, 2023, the Company incurred a net loss of $15,377,601 (2022 – $9,446,454; 2021 – $552,436) and negative cash flow from operations of $10,298,791 (2022 – $3,098,972; 2021 – $363,476), and as at June 30, 2023, the Company had an accumulated deficit of $24,610,379 (June 30, 2022 – $10,545,535; June 30, 2021 – accumulated deficit of $2,271,524). The Company has not yet placed any of its mineral properties into production and, as a result, the Company has no source of operating cash flow. The Company’s ability to continue as a going concern is dependent upon the Company achieving profitable operations to generate sufficient cash flows to fund continuing operations, or, in the absence of adequate cash flows from operations, obtaining additional financing to support operations for the foreseeable future. It is not possible to predict whether financing efforts will be successful or if the Company will attain profitable levels of operations. These conditions, and the unpredictability of the mining business, represent material uncertainties which may cast significant doubt upon the Company’s ability to continue as a going concern.

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

2.Basis of Presentation

(a)Statement of Compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The accounting policies set out below were consistently applied to all periods presented unless otherwise noted.

These consolidated financial statements were reviewed, approved and authorized for issuance by the Board of Directors (the “Board”) of the Company on October 25, 2023.

Snow Lake Resources Ltd.
Notes to Consolidated Financial Statements
For the Years Ended June 30, 2023, 2022 and 2021
(Expressed in Canadian Dollars)

2.Basis of Presentation (continued)

(b)Basis of Measurement

These consolidated financial statements have been prepared on the historical cost basis except for certain financial instruments carried at fair value, as explained in the accounting policies as set out in Note 3. In addition, these consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

(c)Basis of Consolidation

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

(d)Functional Currency

These consolidated financial statements are presented in Canadian dollars (“$” or “CAD”), which is the Company’s functional currency. The functional currency is the currency of the primary economic environment in which the Company operates.

(e)Significant Accounting Judgments and Estimates

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

Snow Lake Resources Ltd.
Notes to Consolidated Financial Statements
For the Years Ended June 30, 2023, 2022 and 2021
(Expressed in Canadian Dollars)

2.Basis of Presentation (continued)

(e)Significant Accounting Judgments and Estimates (continued)

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

Technical feasibility and commercial viability

Management exercises judgment, in accordance with IFRS 6 – Exploration for and Evaluation of Mineral Resources (“IFRS 6”), to determine an accounting policy specifying which expenditures, if any, are capitalized as E&E assets, and to apply the policy consistently. E&E expenditures not capitalized as E&E assets are expensed as incurred. Once the technical feasibility and commercial viability of extracting a mineral resource are demonstrable, an entity stops recording E&E expenditures for that mineral project, tests capitalized E&E assets (if any) for impairment and reclassifies those E&E assets to other applicable development-stage accounts. An assessment of technical feasibility and commercial viability is conducted on a project-by-project basis with regard to all relevant facts and circumstances. The nature and status of the mineral project is determined on the merits of the mineral project itself.

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

Options, restricted share units and warrants

Options, restricted share units (“RSUs”) and warrants, including finders’ warrants, are initially recognized at fair value using market-based valuation techniques. The fair value of the market-based and performance-based share awards are determined at the date of grant using generally accepted valuation techniques. Assumptions are made and judgments are used in applying the valuation techniques. These assumptions and judgments include the expected volatility of the share price, expected forfeitures, expected dividend yield, expected term of the warrants or options, and expected risk-free interest rate. Such assumptions and judgments are inherently uncertain. Changes in these assumptions can affect the fair value estimates of stock-based compensation.

Snow Lake Resources Ltd.
Notes to Consolidated Financial Statements
For the Years Ended June 30, 2023, 2022 and 2021
(Expressed in Canadian Dollars)

2.Basis of Presentation (continued)

(e)Significant Accounting Judgments and Estimates (continued)

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

Functional currency

The functional currency for the Company and its subsidiaries is the currency of the primary economic environment in which they operate. Determination of functional currency involves significant judgments and other entities may make different judgments based on similar facts. Periodically, the Company reconsiders the functional currency of its business if there is a change in the underlying transactions, events or conditions which determine its primary economic environment.

Shares issued for non-cash consideration

The Company is required to recognize these transactions at fair value which requires judgment in selecting valuation techniques and other factors.

3.Summary of Significant Accounting Policies

(a)Current and Non-Current Classification

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

(b)Cash

Cash in the consolidated statements of financial position comprises cash at a chartered bank in Canada and funds held in trust with the Company’s legal counsels which is available on demand.

(c)Exploration and Evaluation Assets

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

Snow Lake Resources Ltd.
Notes to Consolidated Financial Statements
For the Years Ended June 30, 2023, 2022 and 2021
(Expressed in Canadian Dollars)

3.Summary of Significant Accounting Policies (continued)

(c)Exploration and Evaluation Assets (continued)

The Company accounts for E&E assets in accordance with IFRS 6. Once the legal right to explore a property has been acquired, costs directly related to exploration and evaluation are recognized and capitalized, in addition to acquisition costs. These expenditures include but are not limited to acquiring licenses, researching and analyzing existing exploration data, conducting geological studies, exploration drilling and sampling and payments made to contractors and consultants in connection with the exploration and evaluation of the property. Costs not directly attributable to E&E activities, including general administrative overhead costs, are expensed in the period in which they occur.

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

The Company assesses E&E assets for impairment when facts and circumstances suggest that the carrying amount of the asset may exceed its recoverable amount. The recoverable amount is the higher of the asset’s fair value less costs to sell (“FVLCS”) and value-in-use (“VIU”).

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

The Company’s financial assets include cash, other receivables excluding any sales tax amounts, and due from related party. The Company’s financial liabilities include its accounts payable, due to related parties, loan payable, lease liabilities and derivative liabilities.

Snow Lake Resources Ltd.
Notes to Consolidated Financial Statements
For the Years Ended June 30, 2023, 2022 and 2021
(Expressed in Canadian Dollars)

3.Summary of Significant Accounting Policies (continued)

(d)Financial Instruments (continued)

Classification (continued)

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

Financial assets at fair value through other comprehensive income (continued)

When the financial asset is derecognized, the cumulative gain or loss recognized in OCI is reclassified from equity to profit or loss and presented in “other gains and losses”. Interest income from these financial assets is recognized using the effective interest rate method and presented in “interest income”. As at June 30, 2023 and 2022, the Company did not have any financial assets at FVTOCI.

Amortized cost

Debt and equity instruments that are held for collection of contractual cash flows where those cash flows represent SPPI are measured at amortized cost. Interest income from these financial assets is included in interest income using the effective interest rate method.

The Company’s classification of financial assets and financial liabilities is summarized below:

Cash	FVTPL
Due to/from related parties	Amortized cost
Accounts payable	Amortized cost
Loan payable	Amortized cost
Lease liabilities	Amortized cost
Derivative liabilities	FVTPL

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

Snow Lake Resources Ltd.
Notes to Consolidated Financial Statements
For the Years Ended June 30, 2023, 2022 and 2021
(Expressed in Canadian Dollars)

3.Summary of Significant Accounting Policies (continued)

(d)Financial Instruments (continued)

Financial assets that are held within a business model whose objective is to collect the contractual cash flows, and that have contractual cash flows that are solely payments of principal and interest on the principal outstanding are generally measured at amortized cost at the end of the subsequent accounting periods. All other financial assets, including equity investments, are measured at their fair values at the end of subsequent accounting periods, with any changes taken through profit and loss or OCI (irrevocable election at the time of recognition). For financial liabilities measured subsequently at FVTPL, changes in fair value due to credit risk are recorded in OCI.

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

Derecognition

The Company derecognizes financial assets only when the contractual rights to cash flow from the financial assets expire, or when it transfers the financial assets and substantially all of the associated risks and rewards of ownership to another entity.

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

(e)Impairment of Assets

At each reporting date, the Company reviews the carrying amounts of its assets to determine whether there are any indicators of impairment. If any such indicator exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any.

Where the asset does not generate cash inflows that are independent from other assets, the Company estimates the recoverable amount of the cash-generating unit (“CGU”) to which the asset belongs. Any intangible asset with an indefinite useful life is tested for impairment annually and whenever there is an indication that the asset may be impaired. An asset’s recoverable amount is the higher of FVLCS and VIU. In assessing VIU, the estimated future cash flows are discounted to their present value, using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which estimates of future cash flows have not been adjusted.

Snow Lake Resources Ltd.
Notes to Consolidated Financial Statements
For the Years Ended June 30, 2023, 2022 and 2021
(Expressed in Canadian Dollars)

3.Summary of Significant Accounting Policies (continued)

(e)Impairment of Assets (continued)

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

(f)Impairment of Non-Financial Assets

Goodwill and other intangible assets that have an indefinite useful life are not subject to amortisation and are tested annually for impairment, or more frequently if events or changes in circumstances indicate that they might be impaired. Other non-financial assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount.

Recoverable amount is the higher of an asset’s FVLCS and VIU. The VIU is the present value of the estimated future cash flows relating to the asset using a pre-tax discount rate specific to the asset or CGU to which the asset belongs. Assets that do not have independent cash flows are grouped together to form a CGU.

(g)Leased Assets

The Company is party to a lease of a mining analyzer which is used for its E&E activities. The Company assesses service arrangements to determine if an asset is explicitly or implicitly specified in the agreement and if it has the right to control the use of the identified asset.

At inception of a contract, the Company assesses whether a contract is, or contains, a lease based on whether the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

The Company then recognizes a right-of-use (“ROU”) asset and a lease liability at the lease commencement date. The ROU asset is initially measured based on the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received. The assets are depreciated to the earlier of the end of the useful life of the ROU asset or the lease term using the straight-line method. The lease term includes periods covered by an option to extend if the Company is reasonably certain to exercise that option. The Company elected to recognize expenses for leases with a term of 12 months or less on a straight-line basis over the lease term and lease of assets of low value, and not to recognize these short-term leases on the consolidated statements of financial position.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the Company’s incremental borrowing rate, which was determined to be about 14%. The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in the Company’s estimate of the amount expected to be payable under a residual value guarantee, if there is a change in future lease payments arising from a change in an index or rate, or if the Company changes its assessment whether it will exercise a purchase, extension or termination option.

When the lease liability is remeasured, the amount of the remeasurement is recognized as a corresponding adjustment to the carrying amount of the ROU asset or is recorded in profit or loss if the carrying amount of the ROU asset has been reduced to zero.

Snow Lake Resources Ltd.
Notes to Consolidated Financial Statements
For the Years Ended June 30, 2023, 2022 and 2021
(Expressed in Canadian Dollars)

3.Summary of Significant Accounting Policies (continued)

(h)Provisions

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

(i)Income Taxes

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

Estimates

Provisions for taxes are made using the best estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors. The Company reviews the adequacy of these provisions at the end of the reporting period. However, it is possible that at some future date an additional liability could result from audits by taxing authorities. Where the final outcome of these tax‑related matters is different from the amounts that were initially recorded, such differences will affect the tax provisions in the period in which such determination is made.

(j)Share Capital

Common shares are classified as share capital. Costs directly attributable to the issue of common shares are recognized as a deduction from share capital, net of any tax effects.

Snow Lake Resources Ltd.
Notes to Consolidated Financial Statements
For the Years Ended June 30, 2023, 2022 and 2021
(Expressed in Canadian Dollars)

3.Summary of Significant Accounting Policies (continued)

(k)Share-Based Payments Transactions

The Company operates a stock option plan (the “Option Plan”). Share-based payments to employees are measured at the fair value of the instruments issued and amortized over the vesting periods. Share-based payments to non-employees are measured at the fair value of goods or services received, or at the fair value of the equity instruments issued, if it is determined the fair value of the goods or services cannot be reliably measured and are recorded at the date the goods or services are received. The fair value of options is determined based on the application of the Black-Scholes valuation model (“Black-Scholes”). The fair value of equity-settled stock-based compensation transactions is recognized as an expense with a corresponding increase in the share-based payments reserve.

If share-settled awards are modified, as a minimum an expense is recognized as if the modification has not been made. An additional expense is recognized, over the remaining vesting period, for any modification that increases the total fair value of the share-based compensation benefit as at the date of modification.

Amounts recorded for cancelled or expired unexercised options are transferred to accumulated deficit in the period of which the cancellation or expiry occurs.

The Company also operates a RSUs Plan, where RSUs are granted to directors, employees and consultants from time to time. RSUs are measured at the fair value of the date of grant, based on the closing price of the Company’s common shares on the date of grant. The fair value of stock-based compensation on RSUs is recognized as an expense with a corresponding increase in the reserve for RSUs over the vesting period.

(l)Warrants

Share purchase warrants (each a “Warrant”) are classified as a component of equity. Warrants issued along with shares in an equity unit financing are measured using the residual approach, whereby the fair value of the Warrant is determined after deducting the fair value of the shares from the unit price less applicable financing costs. Warrants issued for broker/financing compensation, are recognized at the fair value using Black-Scholes at the date of issuance. Warrants are initially recorded as a part of the reserves in warrant in equity at the recognized fair value.

Upon exercise of the Warrants, the previously recognized fair value of the Warrants exercised is reallocated to share capital from warrants reserve. Proceeds generated from the payment of the exercise price are also allocated to share capital. Amounts recorded for expired unexercised warrants are transferred to accumulated deficit in the period of which the expiry occurs.

(m)Flow-Through Shares

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

Snow Lake Resources Ltd.
Notes to Consolidated Financial Statements
For the Years Ended June 30, 2023, 2022 and 2021
(Expressed in Canadian Dollars)

3.Summary of Significant Accounting Policies (continued)

(n)Loss Per Share

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

(o)Foreign Currency Translation

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

(p)Related Party Transactions

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

(q)Adoption of New Accounting Standards and Amendments

The Company adopted the following amendments, effective July 1, 2022. The changes were made in accordance with the applicable transitional provisions. The Company had assessed that no material impact is expected upon the adoption of the following amendments on its consolidated financial statements:

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

Amendments to IAS 8 – Accounting Policies, Changes in Accounting Estimates and Errors (“IAS 8”)

In February 2021, the IASB issued Definition of Accounting Estimates, which amended IAS 8. The amendments clarify how companies should distinguish changes in accounting policies from changes in accounting estimates. That distinction is important because changes in accounting estimates are applied prospectively only to future transactions and other future events, but changes in accounting policies are generally also applied retrospectively to past transactions and other past events. The amendments to IAS 8 are effective for annual periods beginning on or after January 1, 2023. The Company early-adopted these amendments as permitted.

Snow Lake Resources Ltd.
Notes to Consolidated Financial Statements
For the Years Ended June 30, 2023, 2022 and 2021
(Expressed in Canadian Dollars)

4.Sales Tax Receivable

The Company’s sales tax receivable balance represents amounts due from government taxation authorities in respect of the Good and Services Tax/Harmonized Sales Tax. The Company anticipates full recovery of these amounts and therefore no ECL has been recorded against these receivables, which are due in less than one year.

5.Prepaid Expenses

	June 30, 2023	June 30, 2022	June 30, 2021
	$	$	$
Prepaid insurance	283,307	483,278	4,796
Advances made to suppliers and deposits	600,565	448,872	63,177
	883,872	932,150	67,973

6.Exploration and Evaluation Assets

The following summarizes the movement of the Company’s E&E assets for the years ended June 30, 2023, 2022 and 2021:

$
Balance, June 30, 2020	5,396,879
Exploration and evaluation expenditures	333,345
Balance, June 30, 2021	5,730,224
Exploration and evaluation expenditures	6,347,360
Balance, June 30, 2022	12,077,584
Exploration and evaluation expenditures	9,364,448
Balance, June 30, 2023	21,442,032

7.Right-of-Use Assets

Effective June 15, 2023, the Company entered into a lease agreement for mining equipment used in its E&E activities, for a term of two years. As at June 30, 2023, the Company’s ROU assets are as follows:

$
Cost
Balance, June 30, 2022 and 2021	-
Additions for right-of-use assets	63,360
Balance, June 30, 2023	63,360
Accumulated Amortization
Balance, June 30, 2022 and 2021	-
Depreciation	2,640
Balance, June 30, 2023	2,640
Net Book Value
June 30, 2022 and 2021	-
June 30, 2023	60,720

Snow Lake Resources Ltd.
Notes to Consolidated Financial Statements
For the Years Ended June 30, 2023, 2022 and 2021
(Expressed in Canadian Dollars)

8.Accounts Payable and Accrued Liabilities

	June 30, 2023	June 30, 2022	June 30, 2021
	$	$	$
Trade payables	722,376	568,065	215,640
Accrued liabilities	301,758	614,384	46,485
	1,024,134	1,182,449	262,125

Accounts payable of the Company are principally comprised of amounts outstanding for trade purchases incurred in the normal course of business.

9.Loan Payable

On November 29, 2021, the Company entered into a loan agreement for USD $692,970 (CAD $873,253) (the “Loan”). The Loan bears an interest rate of 4.7% and is payable in monthly installments of USD $78,512. Interest related to the Loan totaled $16,226 and was included in interest on loan and debentures. The Loan matured and was paid off on August 18, 2022.

10.Convertible Debentures

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

The Company determined the fair value of the conversion feature component upon initial recognition was $442,589. The residual $362,411 value of the $805,000 net proceeds received was allocated on a pro-rata basis between the debt component ($271,642) and the warrants component ($90,769) based on their relative fair values. The debt component was discounted at a rate of 20% and 346,104 subscriber warrants were valued using Black-Scholes, based on the following assumptions: expected life of 2.5 years, expected volatility of 70%, expected dividend yield of nil, risk-free interest of 0.18% – 0.22%, market price of $1.50, and an exercise price of $1.50. During the year ended June 30, 2022, the Company recognized accretion expense of $91,895 (2021 – $101,565) relating to accreting the debt component of the Debentures up to their principal value, and interest of $34,990 (2021 – $38,699).

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

Snow Lake Resources Ltd.
Notes to Consolidated Financial Statements
For the Years Ended June 30, 2023, 2022 and 2021
(Expressed in Canadian Dollars)

10.Convertible Debentures (continued)

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

The following table reflects the continuity of the Debentures for the years ended June 30, 2022 and 2021:

$
Balance, June 30, 2020	-
Principal value of convertible debentures	865,263
Discount on proceeds received	(45,263)
Cash commission	(15,000)
Allocation to conversion feature	(442,589)
Allocation to warrant	(90,769)
Value at initial recognition	271,642
Accretion expense	101,565
Interest expense	38,699
Amortization of transaction costs	11,233
Balance, June 30, 2021	423,139
Accretion expense	91,895
Interest expense	34,990
Amortization of transaction costs	50,617
Conversion of Debentures	(600,641)
Balance, June 30, 2022	-

11.Lease Liabilities

The movements and carrying amounts of the Company’s ROU assets under lease as per disclosed in Note 7, are summarized as follows:

$
Balance, June 30, 2022 and 2021	-
Additions of lease	63,360
Lease payments	(2,986)
Accretion on lease liabilities	654
Balance, June 30, 2023	61,028
$
Current	29,921
Non-current	31,107
61,028

Snow Lake Resources Ltd.
Notes to Consolidated Financial Statements
For the Years Ended June 30, 2023, 2022 and 2021
(Expressed in Canadian Dollars)

12.Derivative Liabilities

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

IPO Finders’ Warrants

In connection with the IPO which closed on November 23, 2021, the Company issued 184,000 Finders’ Warrants exercisable at USD $9.375 before November 19, 2026. The fair value of these Finders’ Warrants was estimated at $1,237,681 using Black-Scholes with the following assumptions: expected volatility of 100% based on comparable companies, expected dividend yield of 0%, risk-free interest rate of 1.58%, and an expected life of five years.

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

As at June 30, 2023, the derivative liability related to the Finders’ Warrants was measured at a fair value of $379,025 using Black-Scholes with the following assumptions: share price of USD $2.27, exercise price of USD $9.375, expected volatility of 146% based on comparable companies, expected dividend yield of 0%, risk-free interest rate of 3.77% and an estimated remaining life of 3.40 years. During the year ended June 30, 2023, the Company recorded a fair value increase of $92,028 on the derivative liability related to the Finders’ Warrants.

Incentive Warrants

On February 17, 2023, the Company issued 225,000 incentive warrants (each a “Incentive Warrant”) to a third-party pursuant to an engagement agreement between the parties, whereby each Incentive Warrant is exercisable for a period of two years at an exercise price of: (i) USD $3 for 75,000 Warrants; (ii) USD $4 for 75,000 Warrants; and (iii) USD $5 for 75,000 Warrants. On initial recognition, the fair value of these Incentive Warrants was estimated at $409,496 using Black-Scholes with the following assumptions: expected volatility of 148% based on comparable companies, expected dividend yield of 0%, risk-free interest rate of 4.15%, and an expected life of two years. The fair value of the Incentive Warrants was recorded as consulting fees on the consolidated statements of loss and comprehensive loss.

As at June 30, 2023, the derivative liability related to the Incentive Warrants was measured at a fair value of $401,544 using Black-Scholes with the following assumptions: share price of USD $2.27, exercise price ranging from USD $3 to $5, expected volatility of 154% based on comparable companies, expected dividend yield of 0%, risk-free interest rate of 4.54% and an estimated remaining life of 1.64 years. During the year ended June 30, 2023, the Company recorded a fair value decrease of $7,952 on the derivative liability related to the Incentive Warrants.

Snow Lake Resources Ltd.
Notes to Consolidated Financial Statements
For the Years Ended June 30, 2023, 2022 and 2021
(Expressed in Canadian Dollars)

12.Derivative Liabilities (continued)

Settlement Warrants

On March 31, 2023, the Company issued 500,000 settlement warrants (each a “Settlement Warrant”) to two additional third-parties pursuant to an agreement for release and settlement of claims advanced against the Company, whereby each Settlement Warrant is exercisable for a period of three years at an exercise price of USD $2.50. On initial recognition, the fair value of these Settlement Warrants was estimated at $979,294 using Black-Scholes with the following assumptions: expected volatility of 140% based on comparable companies, expected dividend yield of 0%, risk-free interest rate of 3.51%, and an expected life of three years. The fair value of the Settlement Warrants was recorded as professional fees on the consolidated statements of loss and comprehensive loss.

As at June 30, 2023, the derivative liability related to the Settlement Warrants was measured at a fair value of $1,141,677 using Black-Scholes with the following assumptions: share price of USD $2.27, exercise price of USD $2.50, expected volatility of 140% based on comparable companies, expected dividend yield of 0%, risk-free interest rate of 4.21% and an estimated remaining life of 2.75 years. During the year ended June 30, 2023, the Company recorded a fair value increase of $162,383 on the derivative liability related to the Settlement Warrants.

The changes to the derivative liabilities for the years ended June 30, 2023, 2022 and 2021 are as follows:

$
Balance, June 30, 2020	-
Fair value of derivative liability on date of issuance	442,589
Fair value changes of derivative liability – conversion feature	(32,676)
Balance, June 30, 2021	409,913
Fair value changes of derivative liability – conversion feature	(153,155)
Fair value allocated on conversion of Debentures	(256,758)
Fair value of derivative liability – Finders’ Warrants	1,237,681
Fair value changes of derivative liability – Finders’ Warrants	(950,684)
Balance, June 30, 2022	286,997
Fair value of derivative liabilities on date of issuance	1,388,790
Fair value changes of derivative liability – Finders’ Warrants	92,028
Fair value changes of derivative liability – Incentive Warrants	(7,952)
Fair value changes of derivative liability – Settlement Warrants	162,383
Balance, June 30, 2023	1,922,246

Snow Lake Resources Ltd.
Notes to Consolidated Financial Statements
For the Years Ended June 30, 2023, 2022 and 2021
(Expressed in Canadian Dollars)

13.Share Capital

Authorized share capital

The Company is authorized to issue an unlimited number of common shares without par value.

Common shares issued and outstanding as at June 30, 2023, 2022 and 2021 are as follows:

	Number of common shares	Amount
	#	$
Balance, June 30, 2020	13,008,006	5,745,369
Shares issued from exercise of warrants (a)	2,170	4,883
Balance, June 30, 2021	13,010,176	5,750,252
Shares issued on initial public offering (b)	3,680,000	34,988,520
Shares issue costs (b)	-	(4,233,129)
Shares issued on conversion of debentures (c)	751,163	857,399
Shares issued on vesting of restricted share units (d)	240,000	1,950,645
Shares issued from exercise of warrants (e)	243,419	419,946
Balance, June 30, 2022	17,924,758	39,733,633
Shares issued on debt settlement (f)	240,000	800,366
Shares issued from exercises of warrants (g)	21,052	36,774
Balance, June 30, 2023	18,185,810	40,570,773

Share capital transactions for the year ended June 30, 2021

(a)During the year ended June 30, 2021, 2,170 common shares were issued as a result of the exercise of Warrants for cash proceeds of $4,883.

Share capital transactions for the year ended June 30, 2022

(b)On November 23, 2021, the Company completed the IPO through the issuance of 3,680,000 common shares, including 480,000 common shares issued under the underwriters’ over-allotment option, at a price of $9.51 (USD $7.50) per share for gross proceeds of $34,988,520 (USD $27,600,000). In connection with the IPO, the Company granted the underwriters 184,000 Finders’ Warrants with each Finders’ Warrant exercisable into one common share of the Company at the price of USD $9.375 until November 19, 2026 (see Notes 12 and 16). In addition, the Company paid total issuance costs of $2,995,448 comprised of (i) a cash commission of $2,624,139 to the underwriters, (ii) underwriters’ fees of $304,248, and (iii) other closing expenses of $67,061.

(c)On November 23, 2021, the Company also issued 751,163 common shares for the conversion of all outstanding Debentures at a conversion price of $1.25 per common share. The total amount of $863,294 was transferred from derivative liabilities to share capital.

(d)On January 9, 2022, the Company issued 240,000 common shares as a result of the vesting of RSUs. These common shares were valued at an amount of $1,950,645. See Note 14 for more details.

(e)During the year ended June 30, 2022, 243,419 common shares were issued as a result of the exercise of Warrants for cash proceeds of $365,114.

Snow Lake Resources Ltd.
Notes to Consolidated Financial Statements
For the Years Ended June 30, 2023, 2022 and 2021
(Expressed in Canadian Dollars)

13.Share Capital (continued)

Share capital transactions for the year ended June 30, 2023

(f)On January 25, 2023, the Company issued 240,000 common shares with a fair value of $800,366 to settle a debt (the “Shares-for-Debt Settlement”) of USD $480,000 owed by a director to a third-party, in relation to services provided by the third-party related to the requisitioning of a shareholders’ meeting, which the Company had agreed to complete the settlement on behalf of the director. As a result of the Shares-for-Debt Settlement, the Company recorded a loss on settlement of $157,501 on the consolidated statements of loss and comprehensive loss.

(g)During the year ended June 30, 2023, 21,052 common shares were also issued as a result of the exercise of Warrants for cash proceeds of $31,578.

14.Reserve for RSUs

On January 9, 2022, the Company granted 240,000 RSUs to a former officer, which vested immediately. The RSUs were settled and immediately converted into common shares. Stock-based compensation of $1,950,645 in connection with the vesting of these RSUs was recorded during the year ended June 30, 2022.

On January 30, 2023, the Company granted 470,000 RSUs to various directors. 70,000 of these RSUs vest on January 30, 2024, with the remainder to vest at various stages pending conditions of certain milestones. The grant date fair value attributable to these RSUs was $1,406,119, of which $821,906 was recorded as stock-based compensation in connection with the vesting of these RSUs during the year ended June 30, 2023.

As at June 30, 2023, the Company had 470,000 RSUs outstanding (June 30, 2022 and 2021 – nil).

15.Reserve for Share-Based Payments

The Company maintains the Option Plan whereby certain key officers, directors and consultants may be granted stock options for common shares of the Company. The maximum number of common shares that are issuable under the Option Plan is limited to 2,406,732 common shares. Under the Option Plan, the exercise price of each option may not be lower than the greater of the closing price of the Company’s shares on the trading day prior to the grant date or the grant date itself, whichever is higher. Vesting of options is determined at the discretion of the Board. As at June 30, 2023, the Company had 944,325 common shares available for issuance under the Option Plan.

Snow Lake Resources Ltd.
Notes to Consolidated Financial Statements
For the Years Ended June 30, 2023, 2022 and 2021
(Expressed in Canadian Dollars)

15.Reserve for Share-Based Payments (continued)

The following summarizes the stock option activity for the years ended June 30, 2023, 2022 and 2021:

	2023		2022		2021
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
	#	$	#	$	#	$
Outstanding, beginning of year	1,620,489	7.23	820,000	2.50	820,000	0.50
Granted	350,000	USD 2.50	1,269,386	USD 7.50	-	-
Cancelled	(360,000)	2.50	(300,000)	2.50	(160,000) (1)	2.50
Cancelled	(148,082)	USD 7.50	(168,897)	USD 7.50	-	-
Reinstated	-	-	-	-	160,000 (1)	2.50
Outstanding, end of year	1,462,407	7.53	1,620,489	7.23	820,000	2.50
Exercisable, end of year	1,462,407	7.53	1,070,246	6.08	820,000	2.50

(1)160,000 options were cancelled and reinstated as a result of the resignation and reincorporation of a director.

Option activities for the year ended June 30, 2021

No options were granted during the year ended June 30, 2021.

Option activities for the year ended June 30, 2022

On November 18, 2021, the Company granted 1,269,386 options to various officers and directors at an exercise price of USD $7.50, expiring on November 18, 2026. The options vest in equal increments after three months, six months, nine months and 12 months until fully vested. The options were valued using Black-Scholes with the following assumptions: expected volatility of 100% based on comparable companies, expected dividend yield of 0%, risk-free interest rate of 1.47%, forfeiture rate of 20% and an expected life of five years. The grant date fair value attributable to these options was $7,167,552, of which $848,520 was recorded as stock-based compensation in connection with the vesting of these options during the year ended June 30, 2023 (2022 – $6,084,861).

On June 29, 2022, 168,897 of these options were cancelled. As a result of these cancellations, an amount of $1,172,443 was reallocated from share-based payments reserve to accumulated deficit.

Option activities for the year ended June 30, 2023

On January 30, 2023, the Company granted 350,000 options to various directors. The options are exercisable at a price of USD $2.50 per common share for a period of five years and vested immediately on grant. The options were valued using Black-Scholes with the following assumptions: expected volatility of 113% based on comparable companies, expected dividend yield of 0%, risk-free interest rate of 3.04%, forfeiture rate of 20% and an expected life of five years. The grant date fair value attributable to these options of $666,746 was recorded as stock-based compensation in connection with the vesting of these options during the year ended June 30, 2023.

On May 17, 2023, the Board extended the date of expiry of the remaining 160,000 options previously granted in May 25, 2019, from May 24, 2023 to May 24, 2029. The extension constituted a modification in accordance with the guidance of IFRS 2 – Share-Based Payments. As the modification increases the fair value of the options, measured immediately before and after the modification, the Company recorded the incremental fair value, the difference between the fair value of the modified options and that of the original grant. As a result, the Company recorded an additional stock-based compensation of $207,733, which is included in share-based payments reserve.

Snow Lake Resources Ltd.
Notes to Consolidated Financial Statements
For the Years Ended June 30, 2023, 2022 and 2021
(Expressed in Canadian Dollars)

15.Reserve for Share-Based Payments (continued)

Option activities for the year ended June 30, 2023 (continued)

During the year ended June 30, 2023, 148,082 options exercisable at USD $7.50 and 360,000 options exercisable at $2.50, were cancelled. As a result of these cancellations, an amount of $1,312,757 was reallocated from share-based payments reserve to accumulated deficit.

The following table summarizes information of stock options outstanding and exercisable as at June 30, 2023:

Date of expiry	Number of options outstanding	Number of options exercisable	Exercise price	Weighted average remaining contractual life
	#	#	$	Years
November 18, 2026	952,407	952,407	USD 7.50	3.39
January 30, 2028	350,000	350,000	USD 2.50	4.59
May 24, 2029	160,000	160,000	USD 2.50	5.90
	1,462,407	1,462,407	7.53	3.95

16.Reserve for Warrants

The following summarizes the warrant activity for the years ended June 30, 2023, 2022 and 2021:

	2023		2022		2021
	Number of warrants	Weighted average exercise price	Number of warrants	Weighted average exercise price	Number of warrants	Weighted Average exercise price
	#	$	#	$	#	$
Outstanding, beginning of year	821,106	3.93	880,525	1.55	551,929	1.59
Issued from debentures financing	-	-	-	-	361,098	1.50
Issued as Finders’ Warrants from IPO	-	-	184,000	USD 9.375	-	-
Issued as Incentive Warrants	75,000	USD 3.00	-	-	-	-
Issued as Incentive Warrants	75,000	USD 4.00	-	-	-	-
Issued as Incentive Warrants	75,000	USD 5.00	-	-	-	-
Issued as Settlement Warrants	500,000	USD 2.50	-	-	-	-
Exercised	(21,052)	1.50	(243,419)	1.50	(2,170)	2.25
Expired	-	-	-	-	(30,332)	2.25
Outstanding, end of year	1,525,054	4.00	821,106	3.93	880,525	1.55

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

Snow Lake Resources Ltd.
Notes to Consolidated Financial Statements
For the Years Ended June 30, 2023, 2022 and 2021
(Expressed in Canadian Dollars)

16.Reserve for Warrants (continued)

Warrant issuances for the year ended June 30, 2021 (continued)

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

Warrant issuances for the year ended June 30, 2022

As part of the IPO which closed on November 23, 2021, the Company issued 184,000 Finders’ Warrants exercisable at USD $9.375 before November 19, 2026. As these Finders’ Warrants are denominated in USD, they are considered derivative liabilities hence classified as such (see Note 12 for details).

Warrant issuances for the year ended June 30, 2023

As part of an engagement agreement, the Company issued 225,000 Incentive Warrants exercisable at USD $3, $4 and $5, respectively, up to February 17, 2025, and as part of settlement 500,000 Settlement Warrants exercisable at USD $2.50 up to March 31, 2026. As the Incentive Warrants and Settlement Warrants are denominated in USD, they are considered derivative liabilities hence classified as such (see Note 12 for details).

The following table summarizes information of warrants outstanding as at June 30, 2023:

Date of expiry	Number of warrants outstanding	Exercise price	Weighted average remaining contractual life
	#	$	Years
November 19, 2023	32,000	1.25	0.39
November 19, 2023	512,627	1.50	0.39
November 19, 2023	71,427	2.25	0.39
February 17, 2025	75,000	USD 3.00	1.64
February 17, 2025	75,000	USD 4.00	1.64
February 17, 2025	75,000	USD 5.00	1.64
March 31, 2026	500,000	USD 2.50	2.75
November 19, 2026	184,000	USD 9.375	3.40
	1,525,054	4.00	1.71

Snow Lake Resources Ltd.
Notes to Consolidated Financial Statements
For the Years Ended June 30, 2023, 2022 and 2021
(Expressed in Canadian Dollars)

17.Basic and Diluted Loss per Share

The calculations of basic and diluted loss per share for the year ended June 30, 2023 were based on the net loss of $15,377,601 (2022 – net loss of $9,446,454; 2021 – net loss of $552,436) and the weighted average number of basic and diluted common shares outstanding of 18,033,851 (2022 – 15,884,041; 2021 – 13,008,669).

The details of the computation of basic and diluted loss per share are as follows:

	2023	2022	2021
	$	$	$
Net Loss	(15,377,601)	(9,446,454)	(552,436)
	#	#	#
Basic weighted-average number of shares outstanding	18,033,851	15,884,041	13,008,669
Assumed conversion of dilutive stock options and warrants	-	-	-
Diluted weighted-average number of shares outstanding	18,033,851	15,884,041	13,008,669
	$	$	$
Basic and diluted loss per share	(0.85)	(0.60)	(0.04)

18.Related Party Transactions

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

The remuneration of directors and other members of key management personnel during the years ended June 30, 2023, 2022 and 2021 were as follows:

	2023	2022	2021
	$	$	$
Directors’ and officers’ consulting fees	951,347	687,585	200,858
Cash payment	334,738	-	-
Exploration and evaluation expenditures	415,325	220,765	48,000
Addendum payments	2,554,830	-	-
	4,256,240	908,350	248,858

Directors’ and officers’ consulting fees

During the year ended June 30, 2023, fees of $492,377 (2022 – $585,615; 2021 – $200,858) included in directors’ and officers’ consulting fees had been paid to companies controlled by all former and current officers of the Company.

Cash payment

During the year ended June 30, 2023, a payment of USD $250,000 ($334,738) (2022 and 2021 – $nil) had been paid to a director of the Company.

Exploration and evaluation expenditures

During the year ended June 30, 2023, fees of $415,325 (2022 – –$220,765; 2021 – $48,000) for services rendered by the Company’s former VP of Resources Development, and the VP of Exploration, had been capitalized as E&E assets on the consolidated statements of financial position.

Snow Lake Resources Ltd.
Notes to Consolidated Financial Statements
For the Years Ended June 30, 2023, 2022 and 2021
(Expressed in Canadian Dollars)

18.Related Party Transactions (continued)

Addendum payments

On November 1, 2022, the Company purported to amend the consulting agreements with the entities controlled by the former Chief Executive Officer and the former Chief Operating Officer of Snow Lake, with an addendum which amended the termination clause of their respective agreements. As a result of the addendum, the Company recorded fees of $1,672,988 (USD $1,224,040) and $881,842 (USD $648,020), respectively, which are included in directors’ and officers’ consulting fees during the year ended June 30, 2023. On December 5, 2022, payout was made to the respective entities controlled by the former CEO and COO.

As of June 30, 2023, the Company has made a claim against these former officers (see Note 23 for more details).

Share-based compensation

During the year ended June 30, 2023, the Company had granted certain RSUs and options to various directors and officers. Total stock-based compensation of $2,337,172 (2022 – $8,035,506; 2021 – nil) was recorded in connection with the vesting of these securities.

Other related party transactions

On January 25, 2023, the Company issued 240,000 common shares from the Shares-for-Debt Settlement as disclosed in Note 13(f). As a result of the Shares-for-Debt Settlement, the Company recorded a loss on settlement of $157,502 on the consolidated statements of loss and comprehensive loss.

Related party balances

All related party balances payable, for services and business expense reimbursements rendered as at June 30, 2023, 2022 and 2021, are non-interest bearing and payable on demand, and are comprised of the following:

	2023	2022	2021
	$	$	$
Payable to officers and directors	86,616	110,274	236,402
(Receivable) payable to Nova Minerals Ltd.	(10,287)	(10,287)	43,240
	76,329	99,987	279,642

19.Income Taxes

The reconciliation of the combined Canadian federal and provincial statutory income tax rate of 27% (2022 – 27%) to the effective tax rate is as follows:

	2023	2022	2021
	$	$	$
Net loss before income tax	(15,377,601)	(9,446,454)	(552,436)
Combined federal and provincial statutory income tax rates	27%	27%	27%
Expected income tax recovery at statutory rates	4,151,952	2,550,543	149,158
Non-deductible differences	(202,429)	(1,102,753)	(7,310)
Change in unrecognized deductible temporary differences	(3,949,523)	(1,447,790)	(141,848)
Total income tax recovery	-	-	-

Snow Lake Resources Ltd.
Notes to Consolidated Financial Statements
For the Years Ended June 30, 2023, 2022 and 2021
(Expressed in Canadian Dollars)

19.Income Taxes (continued)

Unrecognized deductible temporary differences

The income tax benefit of the following deductible temporary differences has not been recorded in these financial statements because of the uncertainly of their recovery:

	2023	2022	2021
	$	$	$
Non-capital losses carried forward	5,226,507	1,110,151	300,805
Exploration and evaluation assets	(100,081)	(100,058)	(109,447)
Other items	493,493	660,396	15,278
	5,619,919	1,670,489	206,636

Non-capital losses carried forward

The Company has non-capital tax losses available to reduce taxes in future years of approximately $19,357,000 (2022 – $4,112,000; 2021 – $1,114,000).  These losses have expiry dates between 2038 and 2042.

Tax attributes are subject to review, and potential adjustment, by tax authorities.

20.Capital Management

The Company’s objective when managing capital is to safeguard its ability to continue as a going concern such that it can provide returns for shareholders and benefits for other stakeholders. The management of the capital structure is based on the funds available to the Company in order to support the acquisition, exploration and development of mineral properties and to maintain the Company in good standing with the various regulatory authorities. In order to maintain or adjust its capital structure, the Company may issue new shares, sell assets to settle liabilities, issue debt instruments or return capital to its shareholders. The Company monitors its capital structure and makes adjustments in light of changes in economic conditions and the risk characteristics of the underlying assets.

21.Financial Risks

The Company is exposed to various risks as it relates to financial instruments. Management, in conjunction with the Board, mitigates these risks by assessing, monitoring and approving the Company’s risk management process. There have not been any changes in the nature of these risks or the process of managing these risks from the previous reporting periods.

Credit risk

Credit risk is the risk of loss associated with a counterparty’s inability to fulfill its payment obligations. The Company’s credit risk is primarily attributable to cash, other receivable (excluding sales tax receivable), and due from related party, which expose the Company to credit risk should the borrower default on maturity of the instruments. Cash is held with reputable chartered bank in Canada, which is closely monitored by management. Management believes that the credit risk concentration with respect to financial instruments included in cash, other receivables, and due from related party is minimal.

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

Snow Lake Resources Ltd.
Notes to Consolidated Financial Statements
For the Years Ended June 30, 2023, 2022 and 2021
(Expressed in Canadian Dollars)

21.Financial Risks (continued)

Liquidity risk (continued)

As at June 30, 2023, the Company had a cash balance of $3,840,880 (June 30, 2022 – $23,792,408; June 30, 2021 – $318,844), to settle current liabilities of $3,062,917 (June 30, 2022 – $1,780,877; June 30, 2021 – $1,374,819).

As at June 30, 2023, the Company had the following contractual obligations:

	Less than 1 year	1 to 3 years	3 to 5 years	Total
	$	$	$	$
Accounts payable and accrued liabilities	1,024,134	-	-	1,024,134
Due to related parties	86,616	-	-	86,616
Lease liabilities	29,921	31,107	-	61,028
Derivative liabilities	1,922,246	-	-	1,922,246
Total	3,062,917	31,107	-	3,094,024

The Company manages liquidity risk by maintaining adequate cash reserves and by continuously monitoring forecasts and actual cash flows for a rolling period of 12 months to identify financial requirements. Where insufficient liquidity may exist, the Company may pursue various debt and equity instruments for short or long-term financing of its operations. Management believes there is sufficient capital to meet short-term business obligations, after taking into account cash flow requirements from operations and the Company’s cash position as at June 30, 2023.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company’s loans payable and convertible debentures have fixed interest rates. As at June 30, 2023, the Company had no hedging agreements in place with respect to floating interest rates. Management believes that the interest rate risk concentration with respect to financial instruments is minimal.

Foreign exchange risk

Foreign exchange risk is the risk that the Company will be subject to foreign currency fluctuations in satisfying obligations related to its foreign activities. The Company has from time to time, financial instruments and transactions denominated in foreign currencies, notably in USD. The Company’s primary exposure to foreign exchange risk is that transactions denominated in foreign currency may expose the Company to the risk of exchange rate fluctuations. Based on its current operations, management believes that the foreign exchange risk remains minimal.

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

As at June 30, 2023, the Company’s financial instruments consisted of cash, other receivables (excluding sales tax recoverable), due from related party, accounts payable, due to related parties, lease liabilities, and derivative liabilities. The fair value of other receivables (excluding sales tax recoverable), due from related party, accounts payable and due to related parties are approximately equal to their carrying value due to their short-term nature. The fair values of the lease liabilities approximate their carrying amounts as they were measured taking into consideration comparable instruments with similar risks in determining the rates at which to discount their amount in applying their respective measurement models.

Snow Lake Resources Ltd.
Notes to Consolidated Financial Statements
For the Years Ended June 30, 2023, 2022 and 2021
(Expressed in Canadian Dollars)

21.Financial Risks (continued)

Fair value (continued)

The Company classifies fair value measurements using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

•Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities.

•Level 2 – Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

•Level 3 – Inputs for the asset or liability that are not based on observable market data (unobservable inputs).

	Level 1	Level 2	Level 3	Total
	$	$	$	$
Cash	3,480,880	-	-	3,480,880
Derivative liabilities	-	(1,922,246)	-	(1,922,246)

As at June 30, 2023, the Company’s financial instruments carried at fair value consisted of its cash, which is classified as Level 1, and its derivative liabilities, which have been classified as Level 2. There were no transfers between Levels 2 and 3 for recurring fair value measurements during the years ended June 30, 2023, 2022 and 2021.

22.Grant Income

During the year ended June 30, 2023, the Company received a grant for $109,750 (2022 – $109,745; 2021 – $nil) from the Manitoba Minerals Development Fund, for the purposes of supporting strategic projects that contribute to sustainable economic growth in the Province of Manitoba.

23.Contingencies

The Company’s E&E activities are subject to various laws and regulations governing the protection of the environment. These laws and regulations are continually changing and generally becoming more restrictive. As at June 30, 2023, the Company believes its operations are materially in compliance with all applicable laws and regulations. The Company expects to make future expenditures to comply with such laws and regulations.

As of June 30, 2023, Snow Lake has also made a claim against certain former directors of the Company and their holding companies for, among other things, breach of fiduciary duty as a result of, amongst other matters, of those directors approving changes to the consulting agreements between the former CEO and COO and their holding companies, for termination payments of USD $1,392,000 (to USD $1,872,000) during a time where it was clear that a change of control of the Company was imminent and increased the range of instances where they would be eligible for those payments. The Company takes the position that the amendments are void and that the former CEO and COO were not entitled to any payments under their consulting agreements. Snow Lake seeks to recover the payments made to the former CEO and COO.

As of the date of approval of these consolidated financial statements, all defendants have now filed Statements of Defence. All defendants have made counterclaims seeking indemnification for legal fees incurred in responding to this claim in relation to directors’ indemnity agreements they have with the Company. The Company takes the position that the defendants are not eligible for indemnity payments as a result of their breaches of fiduciary duties. The next step will be for the Company to file its Replies and Defences to Counterclaims, and then proceed to discovery. As at June 30, 2023, as the outcome of the claims remains uncertain, the Company had not recognized any contingent assets on the consolidated statements of financial position.

Snow Lake Resources Ltd.
Notes to Consolidated Financial Statements
For the Years Ended June 30, 2023, 2022 and 2021
(Expressed in Canadian Dollars)

24.Subsequent Events

On July 13, 2023, the Company filed an application against its former Manitoba law firm seeking to assess for reasonableness certain invoices of the law firm rendered between May 2022 and January 2023, as well as the repayment of any fees paid to the law firm which the Court finds to be unreasonable. This application is at the early stages.

On July 17, 2023, the Company granted 250,000 options and 200,000 RSUs to its new CEO. 25% of the options will vest six months from the grant date, 25% will vest 12 months from the grant date, with the remainder to vest 18 months from the grant date. The RSUs, on the other hand, will vest at various stages depending on the Company’s volume weighted average price exceeding certain thresholds.

On July 29, 2023, a former director resigned from the Company, resulting in 50,000 options and 10,000 RSUs being cancelled.

On September 21, 2023, the Company closed its best-efforts flow-through financing through the issuance of 2,133,979 common shares at a price of $3.6117 (USD $2.67) per common share, for gross proceeds of $7,707,292 (USD $5,697,710) (the “Offering”). In connection with the Offering, the Company issued 86,000 Warrants at USD $2.67 per share with an expiry of five years and paid fees and expenses to various agents in the amount of $215,376.

On September 21, 2023, the Company also issued 21,276 common shares to a third-party pursuant to a letter agreement between the parties.

As of August 9, 2023 160,000 RSUs out of the 470,000 RSUs awarded on January 30, 2023 had met the milestones required to vest. On September 26, 2023, the Company paid $546,476 (USD $400,000) to redeem 160,000 of the vested RSUs at USD $2.50 each.

On October 20, 2023, the Company issued 40,000 common shares to a third-party pursuant to a marketing services agreement (the “Marketing Agreement”) between the parties for a term of six months from October 2, 2023 to April 2, 2024. Upon execution of the agreement, the Company also paid a cash payment of USD $62,500 upon execution, The Company also issued 300,000 Warrants to the third-party pursuant to the Marketing Agreement, whereby each Warrant is exercisable for a period of 12 months at an exercise price of: (i) USD $2 for 100,000 Warrants; (ii) USD $2.50 for 100,000 Warrants; and (iii) USD $3 for 100,000 Warrants.