Form 20-F/A
period 2023-06-30
Snow Lake Resources Ltd.
filed 2024-03-25
CIK 1769697

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

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

Explanatory Note

The purpose of this Amendment No. 1 to Snow Lake Resources Ltd.’s Annual Report on Form 20-F for the year ended June 30, 2023, filed with the Securities and Exchange Commission on October 31, 2023 (the "Form 20-F"), is to (i) respond to the comments present in the Securities and Exchange Commission’s letter received on February 23, 2024, (ii) to update the Form 20-F to include the amended and restated audited financial statements for the year ended June 30, 2023, to reclassify an overstated balance for reserve for restricted share units by $735,268, an understated balance for other liabilities by $820,612, and an understated stock-based compensation amount of $85,344, which caused the net loss and comprehensive loss for the year ended June 30, 2023 to be misstated. As a result of the corrections, certain balances on the consolidated statement of financial position as at June 30, 2023, and the consolidated statement of loss and comprehensive loss, changes in shareholders’ equity and cash flows for the year ended June 30, 2023 were also affected. Details of the corrections are fully described in Note 2 to the Company’s Amended and Restated Consolidated Financial Statements as filed on EDGAR on March 25, 2024, and (iii) to update the Form 20-F to include the corresponding revised management’s discussion and analysis for the financial period in question. The previously filed consolidated financial statements and management’s discussion and analysis for the financial period in question were originally filed by the Company on EDGAR on October 31, 2023. Each of the Amended and Restated Consolidated Financial Statements and Revised Management’s Discussion and Analysis replaces and supersedes the respective previously filed original consolidated financial statements and related management’s discussion and analysis. Changes have been made to Item 3.D. – Risk Factors, Item 4.A. – History and Development of the Company, Item 4.B. – Business Overview, Item 4.D. – Plants, Property and Equipment, Item 5.A. – Operating and Financial Review and Prospects, Item 5.B. – Liquidity and Capital Resources, Item 6.A. – Directors and Senior Management, Item 10.D. – Exchange Controls, Item 10.E. – Taxation, Item 10.F. – Dividends and Paying Agents, Item 10.G. – Statement by Experts, Item 10.H. – Documents on Display, Item 18 – Financial Statements, and Item 19 - Exhibits. All other information remains the same.

.

Annual Report on Form 20-F

Year Ended June 30, 2023

i

ii

CERTAIN INFORMATION

As used in this Annual Report on Form 20-F (the “Annual Report”), unless otherwise indicated or the context otherwise requires, references to

●“we,” “Snow Lake,” “us,” “our,” “the Company,” or “our company” are to Snow Lake Resources Ltd., including its subsidiaries;

●“common shares” are to our common shares, no par value; and

●“NASDAQ” are to the Nasdaq Capital Market.

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

FORWARD-LOOKING STATEMENTS

This Annual Report contains forward-looking statements that are based on our management’s beliefs and assumptions and on information currently available to us. All statements other than statements of historical facts are forward-looking statements. The forward-looking statements are contained principally in, but not limited to, the sections entitled “Risk Factors”, “Information on the Company”, “Operating and Financial Review and Prospects,” and elsewhere in this Annual Report. These statements relate to future events or to our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Forward-looking statements include, but are not limited to, statements about:

●our goals and strategies;

●expectations regarding revenue, expenses and operations;

●our having sufficient working capital and be able to secure additional funding necessary for the continued exploration of our property interests;

●expectations regarding the potential mineralization, geological merit and economic feasibility of our projects;

●expectations regarding exploration results at the Snow Lake Lithium™ Project;

●mineral exploration and exploration program cost estimates;

●expectations regarding any environmental issues that may affect planned or future exploration programs and the potential impact of complying with existing and proposed environmental laws and regulations;

●receipt and timing of exploration permits and other third-party approvals;

●government regulation of mineral exploration and development operations;

●expectations regarding any social or local community issues that may affected planned or future exploration and development programs; and

●key personnel continuing their employment with us.

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

Our Risks and Challenges

Our prospects should be considered in light of the risks, uncertainties, expenses and difficulties frequently encountered by similar companies. Our ability to realize our business objectives and execute our strategies is subject to risks and uncertainties, including, among others, the following summary risk factors set forth in more detail below:

●We have a limited operating history and have not yet generated any revenues;

●Our financial statements have been prepared on a going concern basis and our financial status creates a doubt whether we will continue as a going concern;

●If we do not obtain additional financing, our business may be at risk or execution of our business plan may be delayed;

●Future pandemics, such as the recent coronavirus pandemic may cause a material adverse effect on our business;

●We have obtained an S-K 1300 compliant mineral resource report which represented only estimates and no assurance can be given that any anticipated tonnages and grades will be achieved, or that the indicated level of recovery will be realized. Further drilling will be required to determine whether the Snow Lake Lithium™ Project contains proven or probable mineral reserves and there can be no assurance that we will be successful in our efforts to prove our resource.

●Mineral exploration and development are subject to extraordinary operating risks. We currently do not insure against these risks. In the event of a cave-in or similar occurrence, our liability may exceed our resources, which could have an adverse impact on us;

●Our business operations are exposed to a high degree of risk associated with the mining industry;

●We may not be able to obtain or renew licenses or permits that are necessary to our operations;

●Our Snow Lake Lithium™ Project may face indigenous land claims;

●Volatility in lithium prices and lithium demand may make it commercially unfeasible for us to develop our Snow Lake Lithium™ Project;

●The future market demand for lithium is and will be heavily dependent on the growth and development and continuing market acceptance and growth in market share of EVs with the overall North American and worldwide auto industry. Any reduction in the rate of growth of the EV industry may adversely affect lithium prices and the commercial feasibility of our Snow Lake Lithium™ Project;

●There can be no guarantee that our interest in the Snow Lake Lithium™ Project is free from any title defects;

●Our mining operations are dependent on the adequate and timely supply of water, electricity or other power supply, chemicals and other critical supplies;

●We currently report our financial results under International Financial Reporting Standards, or IFRS, which differs in certain significant respect from U.S. generally accepted accounting principles;

●Our directors and officers are engaged in other business activities and accordingly may not devote sufficient time to our business affairs, which may affect our ability to conduct operations and generate revenue; and

●In the event that key personnel leave our company, we would be harmed since we are heavily dependent upon them for all aspects of our activities.

Risks Related to Our Business and Industry

Risks and uncertainties related to our business and industry include, but are not limited to, the following:

All of our business activities are now in the exploration stage and there can be no assurance that our exploration efforts will result in the commercial development of lithium concentrate.

All of our operations are at the exploration and development stage and there is no guarantee that any such activity will result in commercial production of lithium mineral deposits. We have an S-K 1300 mineral resource estimate based on drilling to date. We intend to engage in additional exploratory drilling with proceeds from potential subsequent financings, in order to upgrade the resource classification of the Snow Lake Lithium™ Project, and to eventually upgrade the resource into proven and probable reserves. The exploration for lithium deposits involves significant risks which even a combination of careful evaluation, experience and knowledge may not eliminate such risks. While the discovery of an ore body may result in substantial rewards, few properties which are explored are ultimately developed into producing mines. Major expenses may be required to locate and establish proven mineral reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that the exploration programs planned by us or any future development programs will result in a profitable commercial mining operation. There is no assurance that our mineral exploration activities will result in any discoveries of commercial quantities of lithium. There is also no assurance that, even if commercial quantities of ore are discovered, a mineral property will be brought into commercial production. Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as size, grade and proximity to infrastructure, metal prices which are highly cyclical; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted. Our long-term profitability will be in part directly related to the cost and success of our exploration programs and any subsequent development programs.

Our mineral resources or reserves may be significantly lower than expected or as currently published.

We are in the exploration and development stage and our planned principal operations have not commenced. There is currently no commercial production on the Snow Lake Lithium™ Project and we have not yet completed a pre-feasibility study (“PFS”). As such, our estimated proven or probable mineral reserves, expected mine life and lithium pricing cannot be determined as the exploration program, drilling, feasibility studies and pit (or mine) design optimizations have not yet been undertaken, and the actual mineral reserves may be significantly lower than expected. You should not rely on the past or any future S-K 1300 compliant technical report, or PFS, if and when completed and published, as indications that we will have successful commercial operations in the future. Even if we prove reserves on the Snow Lake Lithium™ Project, we cannot guarantee that we will be able to develop and market them, or that such production will be profitable.

The estimation of lithium reserves is not an exact science and depends upon a number of subjective factors. Any measured, indicated or inferred resource figures presented in this Annual Report are estimates from the written reports of technical personnel and mining consultants who were contracted to assess the mining prospects. Resource estimates are a function of geological and engineering analyses that require us to forecast production costs, recoveries, and metals prices. The accuracy of such estimates depends on the quality of available data and of engineering and geological interpretation, judgment, and experience. Estimated indicated or inferred lithium resources may not be upgraded to measured or indicated, or to probable or proved reserves, and any reserves may not be realized in actual production and our operating results may be negatively affected by inaccurate estimates. Additionally, resource estimates do not determine the economics of a mining project and, although we are planning to prepare a PFS, even once the PFS is produced, we cannot guarantee that it will reflect positive economics for our mining resources or that we will be able to execute our plans to create an economically viable mining operation.

Our mineral resources described in our most recent S-K 1300 compliant measured, indicated and inferred mineral resource report are only estimates and no assurance can be given that the anticipated tonnages and grades will be achieved, or that the indicated level of recovery will be realized.

We intend to continue exploration on our Snow Lake Lithium™ Project and we may or may not acquire additional interests in other mineral properties. The search for mineral deposits as a business is extremely risky. We can provide investors with no assurance that exploration on our current properties, or any other property that we may acquire, will establish that any commercially exploitable quantities of mineral deposits exist. Additional potential problems may prevent us from discovering any mineral deposits. These potential problems include unanticipated problems relating to exploration and additional costs and expenses that may exceed current estimates. If we are unable to establish the presence of viable lithium mineral deposits on our properties, our ability to fund future exploration activities will be impeded, we will not be able to operate profitably, and investors may lose all of their investment in our company.

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

If and when our lithium resources on the Snow Lake Lithium™ Project are proven, we intend to work towards entering the production stage of our operations. Lithium mining has occurred at the Tanco mine located north east of Winnipeg, but the mining and processing of lithium ore has not previously been undertaken in or near the Snow Lake region of Manitoba. Locating the necessary experts and work force that are familiar with and trained in this particular mining process may be a challenge and our success may be hindered by the lack of historical familiarity with the processes and challenges faced in lithium mining and production.

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

There are numerous risks associated with the development of the Snow Lake Lithium™ Project.

Our future success will largely depend upon our ability to successfully explore, develop and manage the Snow Lake Lithium™ Project. In particular, our success is dependent upon management’s ability to implement our strategy, to develop the project and to maintain ongoing lithium production from the mines that we expect to develop.

Development of the Snow Lake Lithium™ Project could be delayed, experience interruptions, incur increased costs or be unable to complete due to a number of factors, including but not limited to:

●changes in the regulatory environment including environmental compliance requirements;

●non-performance by third party consultants and contractors;

●inability to attract and retain a sufficient number of qualified workers;

●unforeseen escalation in anticipated costs of exploration and development, or delays in construction, or adverse currency movements resulting in insufficient funds being available to complete planned exploration and development;

●increases in extraction costs including energy, material and labor costs;

●lack of availability of mining equipment and other exploration services;

●shortages or delays in obtaining critical mining and processing equipment;

●catastrophic events such as fires, storms or explosions;

●the breakdown or failure of equipment or processes;

●construction, procurement and/or performance of the processing plant and ancillary operations falling below expected levels of output or efficiency;

●civil unrest in and/or around the mine site and supply routes, which would adversely affect the community support of our operations;

●changes to anticipated levels of taxes and imposed royalties; and/or

●a material and prolonged deterioration in lithium market conditions, resulting in material price erosion.

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

Currently lithium is a key metal used in batteries, including those used in electric vehicles. However, the technology pertaining to batteries, electric vehicles and energy creation and storage is changing rapidly and there is no assurance lithium will continue to be used to the same degree as it is now, or that it will be used at all. Any decline in the use of lithium-ion batteries or technologies utilizing such batteries may result in a material and adverse effect on our future profitability, results of operation and financial condition.

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

Commencement of mining can also reveal mineralization or geologic formations, including higher than expected content of other minerals that can be difficult to separate from lithium metals, which can result in unexpectedly low recovery rates.

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

Exploitation of the Snow Lake Lithium™ Project will depend to a significant degree on adequate infrastructure. In the course of developing our expected operations, assuming our exploration efforts will be successful, we may need to construct and support the construction of infrastructure, which includes permanent gas pipelines, water supplies, power, transport and logistics services which affect capital and operating costs. Unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure or any failure or unavailability in such infrastructure could materially adversely affect our operations, financial condition and results of operations.

We may not be able to obtain or renew licenses or permits that are necessary to our operations.

In the ordinary course of business, we will be required to obtain and renew governmental licenses or permits for exploration, development, construction and commencement of mining at the Snow Lake Lithium™ Project. Obtaining or renewing the necessary governmental licenses or permits is a complex and time-consuming process involving public hearings and costly undertakings on the part of our company. The duration and success of our efforts to obtain and renew licenses or permits are contingent upon many variables not within our control, including the interpretation of applicable requirements implemented by the licensing and/or permitting authorities. We may not be able to obtain or renew licenses or permits that are necessary to our operations, including, without limitation, an exploitation license, or the cost to obtain or renew licenses or permits may exceed what we believe we can recover from the Snow Lake Lithium™ Project. Any unexpected delays or costs associated with the licensing or permitting process could delay the development or impede the operation of a mine, which could adversely impact our operations and profitability.

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

The Snow Lake Lithium™ Project may face indigenous land claims.

The Snow Lake Lithium™ Project may now or in the future be the subject of indigenous land claims. The legal nature of land claims is a matter of considerable complexity. The impact of any such claim on our ownership interest in the Snow Lake Lithium™ Project cannot be predicted with any degree of certainty and no assurance can be given that a broad recognition of indigenous rights in the area in which the Snow Lake Lithium™ Project is located, by way of a negotiated settlement or judicial pronouncement, would not have an adverse effect on our operations. Even in the absence of such recognition, we may at some point be required to negotiate with, and seek the approval of holders of, such interests in order to facilitate exploration and development work on the Snow Lake Lithium™ Project. There is no assurance that we will be able to establish a practical working relationship with the indigenous groups in the area which would allow us to ultimately develop the Snow Lake Lithium™ Project.

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

There can be no guarantee that our interest in the Snow Lake Lithium™ Project is free from any title defects.

We have taken all reasonable steps to ensure it has proper title to the Snow Lake Lithium™ Project. However, there can be no guarantee that our interest in the Snow Lake Lithium™ Project is free from any title defects, as title to mineral rights involves certain intrinsic risks due to the potential problems arising from the unclear conveyance history characteristic of many mining projects. There is also the risk that material contracts between us and relevant government authorities will be substantially modified to the detriment of us or be revoked. There can be no assurance that our rights and title interests will not be challenged or impugned by third parties.

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

Our mining operations are subject to various laws and regulations governing exploration, development, production, taxes, labor standards and occupational health, mine safety, protection of endangered and protected species, toxic substances and explosives use, reclamation, exports, price controls, waste disposal and use, water use, forestry, land claims of local people, and other matters. This includes periodic review and inspection of the Snow Lake Lithium™ Project that may be conducted by applicable regulatory authorities.

Although the exploration activities on the Snow Lake Lithium™ Project have been and, we expect, will continue to be carried out in accordance with all applicable laws and regulations, there is no guarantee that new laws and regulations will not be enacted or that existing laws and regulations will not be applied in a way which could limit or curtail exploration or in the future, production. New laws and regulations or amendments to current laws and regulations governing the operations and activities of mining or more stringent implementation of existing laws and regulations could have a material adverse effect on us and cause increases in capital expenditures costs, or reduction in levels of exploration, development and/or production.

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

All phases of our operations with respect to the Snow Lake Lithium™ Project will be subject to environmental regulation. Environmental legislation involves strict standards and may entail increased scrutiny, fines and penalties for non-compliance, stringent environmental assessments of proposed projects and a high degree of responsibility for companies and their officers, directors and employees. Changes in environmental regulation, if any, may adversely impact our operations and future potential profitability. In addition, environmental hazards may exist on the Snow Lake Lithium™ Project that are currently unknown. We may be liable for losses associated with such hazards, or may be forced to undertake extensive remedial cleanup action or to pay for governmental remedial cleanup actions, even in cases where such hazards have been caused by previous or existing owners or operators of the properties, or by the past or present owners of adjacent properties or by natural conditions. The costs of such cleanup actions may have a material adverse impact on our operations and future potential profitability.

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

The level of capital and operating cost estimates which are used for determining and obtaining financing and other purposes are based on certain assumptions and are fundamentally subject to considerable uncertainties. It is very likely that actual results for the Snow Lake Lithium™ Project will differ from our current projections, estimates and assumptions, and these differences may be significant. Moreover, experience from actual mining may identify new or unexpected conditions that could decrease operational activities, and/or increase capital and/or operating costs above, the current estimates. If actual results are less favorable than we currently estimate, our business, results from operations, financial condition and liquidity could be materially adversely affected.

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

At times, future acquisition candidates may have liabilities or adverse operating issues that we may fail to discover through due diligence prior to the acquisition. If we consummate any future acquisitions with unanticipated liabilities or that fail to meet expectations, our business, results of operations, cash flows or financial condition may be materially adversely affected. The potential impairment or complete write-off of goodwill and other intangible assets related to any such acquisition may reduce our overall earnings and could negatively affect our balance sheet.

Legal proceedings may arise from time to time in the course of our business.

Legal proceedings may arise from time to time in the course of our business. Such litigation may be brought from time to time in the future against us. Defense and settlement costs of legal claims can be substantial, even with respect to claims that have no merit. Other than as disclosed elsewhere in this report, we are not currently subject to material litigation, nor have we received an indication that any material claims are forthcoming. However, due to the inherent uncertainty of the litigation process, we could become involved in material legal claims or other proceedings with other parties in the future. The results of litigation or any other proceedings cannot be predicted with certainty. The cost of defending such claims may take away from management’s time and effort and if we are incapable of resolving such disputes favorably, the resultant litigation could have a material adverse impact on our financial condition, cash flow and results from operation.

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

We are heavily dependent on our officers and directors, the loss of whom could have, in the short-term, a negative impact on our ability to conduct our activities and could cause additional costs from a delay in the exploration and development of our Snow Lake Lithium™ Project.

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

As a public company, we face increased legal, accounting, administrative and other costs and expenses that we did not incur as a private company. We are subject to the reporting requirements of the Exchange Act, which requires that we file annual and other reports with respect to our business and financial condition, as well as the rules and regulations implemented by the SEC, the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, the Public Company Accounting Oversight Board, and the continued listing requirements of Nasdaq, each of which imposes additional reporting and other obligations on public companies. As a public company, we are required to, among other things:

●prepare and file annual and other reports in compliance with the federal securities laws;

●expand the roles and duties of our board of directors and committees thereof and management;

●hire additional financial and accounting personnel and other experienced accounting and finance staff with the expertise to address complex accounting matters applicable to public companies;

●institute more comprehensive financial reporting and disclosure compliance procedures;

●involve and retain, outside counsel and accountants to assist us with the activities listed above;

●build and maintain an investor relations function;

●establish new internal policies, including those relating to trading in our securities and disclosure controls and procedures;

●comply with the initial listing and maintenance requirements of Nasdaq; and

●comply with the Sarbanes-Oxley Act.

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

Risks Related to Ownership of Our Common Shares

Risks and uncertainties related to our common shares include, but are not limited to, the following:

●We have a limited operating history and have not yet generated any revenues;

●Our financial statements have been prepared on a going concern basis and our financial status creates a doubt whether we will continue as a going concern;

●If we do not obtain additional financing, our business may be at risk or execution of our business plan may be delayed;

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

●If through additional drilling we are not able to prove our resource according to the SEC’s new Mining Modernization Rules, your investment in our common shares could become worthless;

●You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions against us or our management named in this Annual Report based on foreign laws;

●We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies;

●As a foreign private issuer, we are permitted to rely on exemptions from certain Nasdaq corporate governance standards applicable to domestic U.S. issuers. This may afford less protection to holders of our shares;

●A major shareholder, Nova Minerals, Ltd (“Nova”) owns a significant interest in our outstanding common shares. As a result, it will have the ability to influence all matters submitted to our shareholders for approval; and

●Future issuances of debt securities, which would rank senior to our common shares upon our bankruptcy or liquidation, and future issuances of preferred shares, which could rank senior to our common shares for the purposes of dividends and liquidating distributions, may adversely affect the level of return you may be able to achieve from an investment in our common shares.

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

The market price for our common shares has been volatile, in part because our shares do not have a substantial history of trading publicly. In addition, the market price of our common shares may fluctuate significantly in response to several factors, most of which we cannot control, including:

●actual or anticipated variations in our operating results;

●increases in market interest rates that lead investors of our common shares to demand a higher investment return;

●changes in earnings estimates;

●changes in market valuations of similar companies;

●actions or announcements by our competitors;

●adverse market reaction to any increased indebtedness we may incur in the future;

●additions or departures of key personnel;

●actions by shareholders;

●announcements by governments, or general market confidence; and

●our ability to maintain the listing of our common shares on Nasdaq.

●speculation in the media, online forums, or investment community;

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

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

●the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

●the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

●the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

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

We are exempted from certain corporate governance requirements of Nasdaq by virtue of being a foreign private issuer. As a foreign private issuer, we are permitted to follow the governance practices of our home country in lieu of certain corporate governance requirements of Nasdaq. Certain corporate governance practices in Canada, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards. For instance, we are not required to:

●have a compensation committee and a nominating/corporate governance committee to be comprised solely of “independent directors;” or

●hold an annual meeting of shareholders no later than one year after the end of its fiscal year.

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

A major shareholder, Nova, owns approximately 32.48% of our outstanding common shares. Although Nova does not own a majority of our outstanding common shares, it may have the ability to significantly influence all matters submitted to our shareholders for approval including:

●election of our board of directors;

●removal of any of our directors;

●any amendments to our certificate or articles of incorporation; and

●adoption of measures that could delay or prevent a change in control or impede a merger, takeover or other business combination involving us.

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

ITEM 4. INFORMATION ON THE COMPANY

4.A. History and Development of the Company.

Our Corporate History

We were incorporated in the Province of Manitoba, Canada under the Corporations Act (Manitoba) on May 25, 2018. We have two wholly owned subsidiaries, Snow Lake Exploration Ltd. (“Snow Lake Exploration”) and Snow Lake Crowduck Ltd. (“Snow Lake Crowduck”)  A former wholly owned subsidiary, Thompson Bros Lithium (Proprietary) Limited (“TBL”), has been deregistered in Australia and Manitoba.

Snow Lake Exploration was incorporated by us on May 25, 2018 in Manitoba, Canada. Snow Lake Exploration is an operating company formed to conduct the exploration and development of mineral resources.

Snow Lake Crowduck was incorporated by us on May 25, 2018 in Manitoba, Canada. Snow Lake Crowduck is an asset holding company that holds all of the ownership interests in 133 mineral claims on the Snow Lake Lithium™ Project.

TBL was incorporated by our major shareholder, Nova, on May 11, 2016 under the name Manitoba Minerals Pty Ltd., or MMPL, in Melbourne, Australia. On March 8, 2019, we acquired all of the outstanding common shares of TBL from Nova by agreeing to exchange with Nova 47,999,900 of our common shares for all of the issued common shares of TBL. On July 14, 2019, we changed the name of MMPL to TBL. The claims held by TBL have been transferred to Snow Lake Crowduck. TBL has been deregistered in Australia and Manitoba.

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

On January 29, 2023, the Company announced that it was moving forward on a PEA which will focus on outlining a pathway to accelerating revenues from the Company’s flagship projects; the Thomson Brothers and Grass River lithium projects (together the “Snow Lake Lithium™ Project”). The PEA considered the feasibility of a direct shipping ore (“DSO”) operation, which will enable the company to fund a significant portion of future development out of cash flow. Additionally, the Company announced its intentions to release an updated Resource Estimate for the Thomson Brothers project, a maiden resource estimate for the Grass River lithium project, as well as the results from a metallurgical study from the Grass River lithium project in Q2 of 2023.

On March 16, 2023, the Company announced the results of a metallurgical testwork program conducted for its Grass River lithium project. SGS Canada were engaged to conduct the study on behalf of the Company, with a metallurgical target of producing a spodumene concentrate grading >6% Li20 and <1.0% Fe2O3 while maximizing recovery. The Company announced that these targets were achieved with the developed flowsheet showing an overall processing recovery of 80%.. For a summary of the metallurgical testwork program results, please refer to the press release dated March 16, 2023, which can be found on EDGAR under the Company’s profile.

On June 30, 2023, the Company provided an update and analysis on the recently completed Grass River lithium project resource drilling campaign. For a summary of the update, please refer to the press release dated June 30, 2023, which can be found on EDGAR under the Company’s profile.

On July 17, 2023, the Company announced the appointment of Frank Wheatley as CEO with immediate effect. Mr. Wheatley brings more than 35 years of mining and resource industry experience. He also has extensive domestic and international experience with development and operating gold, copper and lithium companies, including project development, project financing, environmental permitting in accordance with all international best practice and ESG standards, as well as mergers and acquisitions.

On August 9, 2023, we obtained a report dated August 9, 2023 with an effective date of July 12, 2023 (the “IA”) compliant with Regulation S-K 1300 (“S-K 1300”) assessing the potential mineral resources of the Snow Lake Lithium™ Project.  The IA was prepared by ABH Engineering Inc. (“ABH”) of Vancouver, BC in accordance with the United States Securities and Exchange Commission requirements under S-K 1300.  The IA is preliminary in nature and is intended to provide an initial, high-level review of the Snow Lake Lithium™ Project's economic potential and design options.  The projected economic results include numerous assumptions and are based on measured, indicated and inferred mineral resource estimates for the Snow Lake Lithium™ Project, as specified in the IA.  Inferred resources are considered to be too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the IA will be realized.  Unlike mineral reserves, mineral resource estimates do not have demonstrated economic viability.

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

Our Claims History

On April 21, 2016, an agreement between Strider Resources Ltd, or Strider Resources, and Ashburton Ventures Inc., or Ashburton Ventures (now known as Progressive Planet Solutions Inc., or PPSL), was entered into pursuant to which Ashburton Ventures acquired the right to earn up to a 100% interest in the Snow Lake Lithium™ Project then owned by Strider Resources and consisting, at that time, of the 20 claims, subject to a 2% net smelter royalty payable to Strider Resources, by meeting certain cash and share requirements to Strider Resources and certain expenditure requirements on the Snow Lake Lithium™ Project exploration project.

On September 26, 2016, Ashburton Ventures entered into an agreement with MMPL, pursuant to which MMPL acquired the right to earn up to a 95% interest in the Snow Lake Lithium™ Project, subject to the 2% net smelter royalty payable to Strider Resources, by funding the option requirements of Ashburton Ventures in its agreement with Strider Resources of April 21, 2016. This agreement was amended on April 12, 2017, to reduce the maximum MMPL could earn to an 80% interest in the Snow Lake Lithium™ Project.

In the fall of 2016, to meet the expenditure requirements of the previously mentioned agreements, a modest program of prospecting and soil sampling was completed on the Snow Lake Lithium™ Project, followed by a five-hole (1,007 m) drill program on the Snow Lake Lithium™ Project.

In March to April of 2018, Snow Lake Crowduck staked 18 mineral claims.

On November 14, 2018, PPSL entered into a separate agreement with us pursuant to which we agreed to purchase the remaining 20% interest in the Snow Lake Lithium™ Project from PPSL, subject to the 2% net smelter royalty payable to Strider Resources, in exchange for 2,400,000 (post consolidation) of our common shares. 300,000 (post consolidation) of these shares were issued to Strider Resources.

On November 15, 2018, an agreement among Strider Resources, PPSL and us was entered into to enable us to purchase of 100% of the Snow Lake Lithium™ Project from Strider Resources.

On March 8, 2019, as amended on April 1, 2019, we entered into an agreement with Nova and MMPL to purchase MMPL from Nova in exchange for 9,599,980 of our common shares.

On April 12, 2019 we fulfilled our contractual obligations with Strider Resources and exercised our option to acquire the 100% ownership interest in the Snow Lake Lithium™ Project, subject to the 2% net smelter royalty payable to Strider Resources, 80% of which was in the name of MMPL at that time. In consideration of this acquisition, we issued 2,100,000 (post consolidation) of our common shares to PPSL and 300,000 (post consolidation) shares Strider Resources.

On February 11, 2020 we purchased from TBL (formerly MMPL) the 80% interest in the Snow Lake Lithium™ Project held by TBL. After this transaction, we owned 100% of the Snow Lake Lithium ™ Project interest.

On February 25, 2020 we transferred our 100% interest in the Snow Lake Lithium™ Project to our wholly owned subsidiary, Snow Lake Crowduck. This interest remains subject to a 2% net smelter royalty payable to Strider Resources.

On May 22, 2020, we changed the recordation of the Snow Lake Lithium™ Project claims so that the entire Snow Lake Lithium™ Project made up of 38 claims covering 5596 hectares of land became registered in the name of Snow Lake Crowduck. Claim credits that we were entitled to were used to extend the expiry of all of the Snow Lake Lithium™ Project claims to 2023 and beyond.

From May 21, 2021 through June 9, 2021 an additional 22 claims covering 3,187 hectares of land were staked by SL Crowduck, bringing the total claim package to 60 claims covering 8,783 hectares. From December 2021 through January 2022 an additional 13,603.30 hectares of land were staked by Snow Lake Crowduck.

To date, we have invested a limited amount of capital in the Snow Lake Lithium™ Project and historical drilling on the Snow Lake Lithium™ Project has been limited as well. To prove our lithium resource on the Snow Lake Lithium™ Project, we will need to engage in a drilling program that will require additional capital expenditure. We believe that the funds raised in our initial public offering and the recent offering of our common shares provided us with the funds needed to complete our planned exploration drilling program, to generate the required data to prove our resources.

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

During the year ended June 30, 2023, the Company remained at the exploration and development stage, had not placed any of its mineral properties into production, and has not generated any revenues. It intends to proceed with the development of the Snow Lake Lithium™ Project through economic studies such as a PFS and provided the results are positive, through to mine development. The Company intends, in the longer term, to derive substantial revenues from becoming a strategic supplier of lithium concentrate to the growing electric vehicle and battery storage markets. The Company is not expected to start generating revenues until 2028 at the earliest. Our planned exploration and development of mineral resources, primarily lithium, will require significant investment prior to commercial introduction and may never be successfully developed or commercially successful.

Business Outlook and Strategy

The Company’s primary focus is currently conducting exploration for lithium at our 100% owned Snow Lake Lithium™ Project. Our objective is to develop a world-class lithium mine in the Province of Manitoba and to become a lithium concentrate producer in North America, strategically located to supply the United States (“U.S.”) “Auto Alley,” from Michigan to the southern U.S., with direct rail access running south via Winnipeg. With our commitment to the environment, corporate social responsibility and sustainability, we aim to derive substantial revenues from the sale of lithium to the growing electric vehicle, or EV and battery storage markets in the U.S. and abroad. With access to renewable energy produced in Manitoba, we expect to become the first supplier in North America of lithium mined exclusively with the benefit of power produced from fully sustainable, renewable, local sources.

The Snow Lake Lithium™ Project

Our 100% owned Snow Lake Lithium™ Project covers a 24,515 hectares (60,577-acre) site that has only been 1% explored and contains an identified-to-date 8.2 million metric tonnes of measured, indicated and inferred resource at between 0.99% and 1.13% Li2O. The Snow Lake Lithium™ Project is strategically located in Manitoba, ideally situated to economically deliver mined and processed lithium products to the EV battery industry serving North America’s “Auto Alley”. With direct rail access running north to the Port of Churchill, which supplies access to Europe by ship, we would potentially expect to be able to economically deliver our future lithium output to the markets of Europe as well.

Preliminary exploration of our Snow Lake Lithium™ Project indicates a substantial S-K 1300 compliant measured, indicated and inferred resource of lithium ore, and we have only explored 1% of the Snow Lake Lithium™ Project. We expect to prove this measured, indicated and inferred resource in the near future through further exploration and technical analysis and reporting, although we can provide no guarantee that our measured, indicated and inferred resource will be confirmed as proven or probable reserves. With expected to be proven mineral resources and our prime location, successful completion of a PFS, obtaining of the required permitting and building of a mine and ore concentrator, we expect to be able to produce economically significant amounts of marketable lithium ore concentrate in a socially responsible and environmentally friendly way while utilizing renewable energy to power our mining operations.

Market overview

Global Lithium Demand

As part of a legislated (Paris Agreement, 2015) commitment to limit greenhouse gas (GHG) emissions, various countries have begun to implement zero-emission vehicle mandates. This has been one of three primary drivers for electric vehicle (EV) uptake, alongside improved and most recently, lower prices. The combined effects are gradual but compounding.

Prior to 2018 lithium was still used primarily in ceramics and glass, grease, air treatment, metallurgical and medical uses (often generalised to “industrial” end uses). Many of these end uses may use any one or a combination of spodumene, mica, or lithium chemicals depending on their cost and availability. Lithium has numerous remarkable properties which make it suitable for these end uses; its addition to grease imparts thermal stability, in glassmaking it decreases melting temperatures and viscosity, in steelmaking it reduces mould viscosity and crystallisation temperatures and it is used as a mood stabiliser in pharmaceuticals.

In 2018, lithium ion battery (LiB) demand emerged as the dominant end use for lithium, making up 51% of the 268kt LCE of global demand that year, increasing to 88% of demand in 2022. The growth of LiB demand is primarily attributable to EVs, which now form a significant part of the global vehicle market (Figure 1, LHS). Global EV penetration was 0.6% in 2015, rising to 13% in 2022 (Figure 1, RHS).

Figure 1: Global vehicle sales (LHS) and PC & LDV BEV Penetration Rate (RHS)
Source: Benchmark Mineral Intelligence, Q4 2023 Lithium Forecast

Lithium’s innate characteristics have played a primary role in its usefulness in LiBs. Li has the smallest ionic radius and lowest density of all the alkali metals, the highest specific heat capacity of any solid element and has a very high electrochemical potential. This, alongside dedicated research and development (R&D) efforts pointed towards LiB have led to the emergence of batteries with high levels of safety & performance, including a high voltage and charge storage per unit mass and unit volume. The characteristics of LiBs mean that they are highly suitable for EVs. LiBs are also well-suited for portable devices (e.g. laptops, mobile phones), and energy storage systems (ESS). This is demonstrated in Figure 2, showing that the deployment of LiB is primarily into EVs (90% of LiB demand by 2040). Also shown in figure 2, high case demand, reflects automaker targets and government policies. This scenario quickly deviates from our base case demand forecast, and demonstrates that demand is already somewhat constrained by current cathode, cell and

EV production capabilities and plans. On the other hand, raw material constrained case reflects demand destruction, where lithium supply is the limiting factor for demand growth.

Focusing on base-case demand, various battery chemistries are used according to their intended performance. Generally speaking, the ESS market is forecast to become dominated by lithium-iron-phosphate (LFP) cathodes due to long cycle life and increased safety properties. Lithium-cobalt-oxide (LCO) has a high specific energy that makes it an ideal choice for portable applications.

For EVs, nickel-cobalt-manganese (NCM) has become the preferred technology for a majority of Western EVs in recent years, largely due to the high-nickel chemistry variants’ greater energy density and therefore longer range. LFP technologies, which are unable to match the gravimetric and volumetric energy densities of high-nickel NCMs, have made significant headway in recent year, notably in the Chinese market. Western OEMs have implied a willingness to use the technology for mass market EVs in future; but for the time being the LFP supply chain is still overwhelming dominated by Chinese companies.

All of this results in a generally diverse LiB cathode landscape, but with LFP and high-nickel NCM cathodes generally dominating throughout the forecast period (Figure 3).

Figure 2 and Figure 3: LiB Demand by end-use | LiB demand by cathode type
Source: Benchmark Mineral Intelligence, Q4 2023 Lithium Forecast

As far as overall lithium demand is concerned, the balance between end use (EV vs portables, vs ESS), and the split between NCM and LFP cathode types, is of secondary importance—lithium intensity per KWh of LiB cells produced differs somewhat but not hugely (Figure 4). LiB cathode chemistry does however determine the required form of lithium chemical consumed (Figure 5); to that extent is critically important, however it should be noted that demand on a global scale is forecast to remain relatively balanced.

Figure 4:  Global lithium demand by end-use      Figure 5: Global Demand by Li Chemistry

Source: Benchmark Mineral Intelligence, Q4 2023 Lithium Forecast

Global Lithium Supply

2.1 Mined Supply

Global lithium supply was estimated at 728 kt LCE (thousand tonnes of lithium carbonate equivalent) in 2022. By 2040, supply is expected to have originated in roughly equal parts from secondary (recycled) sources, greenfield projects, and brownfield projects and their expansions (figure 6).

Figure 6: Lithium Mined Production by Status
Source: Benchmark Mineral Intelligence, Q4 2023 Lithium Forecast

Lithium is currently exclusively extracted from igneous pegmatitic rocks and brines. Spodumene was estimated to be the dominant source of mined lithium in 2022, accounting for 45% of total supply, while brine accounted for 44%. Both spodumene and brine will lose market share to clay, mica, others, as well as secondary supply (recycling) over the forecast period (figure 7).

Figure 7: Lithium Mined Production by Deposit Type
Source: Benchmark Mineral Intelligence, Q4 2023 Lithium Forecast

2.1 Global Resources vs Supply

The dominance of brine and spodumene production is partly due to geological availability, and geographical distribution. Global brine and spodumene resources account for 59% (supply: 45%) and 22% (supply 44%) respectively (figure 8). The apparent resource/supply incongruence is partly explained by the fact that time-to-market for spodumene is faster than brine, since many were known to geologists as tantalum mines (e.g. Wodgina, Greenbushes), and also because their capital intensity is generally lower. On the other hand, some brine remains unexploited, particularly in Bolivia, where political constraints and brine-quality have thus far prohibited meaningful development.

Notably, clay hosted lithium micas makes up 16% of resources, but is not currently mined; while hard-rock Mica, which makes up just 1% of global resources, accounted for >

Figure 8: Global distribution of (announced) lithium resources
As of Nov. 2023 (Benchmark Mineral Intelligence)

2.2 Chemical Supply

Lithium chemical supply differs from mined-supply in that chemical-supply represents the final chemical produced (figure 9) before end-use (whereas mined supply represents spodumene concentrate or LiCl concentrate). Chemical supply therefore represents an anhydrous lithium chloride, carbonate or hydroxide, suitable for end-use. It is important to note that while lithium sulfate appears in figure 9, this will eventually be converted to carbonate, hydroxide or chloride. These plants are simply those that have announced plans to convert spodumene into sulfate, but will on-sell it as a mid-stream product.

Figure 9: Global Lithium Production by Chemical
Source: Benchmark Mineral Intelligence, Q4 2023 Lithium Forecast

Various spodumene converters are non-integrated and will rely on yet-to-be-defined sources of feedstock, and as such, future lithium chemical supply may be slightly higher than mined-supply in this model; these converters have been captured for sake of completeness. In addition, a large number of projects exist that convert carbonate to hydroxide, or to chloride, or vice-versa, or in some cases convert technical-grade to battery-grade; for simplicity and to avoid double-counting, these have not been included here. In terms of the chemical supply output, this is partly determined by demand, but partly determined by geology and geography.

It should be noted that the operating portion of chemical supply is significantly higher than mined supply, and that supply increases over the short-medium term. This is due to currently-low capacity utilisation of Chinese spodumene converters. Brownfield expansions form a larger part of chemical supply compared to mined-supply owing to the large contribution from Chinese spodumene converters building expansions despite low capacity utilisation in existing plants.

Figure 10: Lithium chemical market supply by status
Source: Benchmark Mineral Intelligence, Q4 2023 Lithium Forecast

Global and North American chemical balance

In late 2021, the lithium market entered a deficit position with inventories quickly worked-through. Throughout 2022, inventories began to increase throughout the Chinese supply chain, despite still being in a deficit.

Figure 11: Lithium mined supply vs end-use demand, market balance
Source: Benchmark Mineral Intelligence, Q4 2023 Lithium Forecast

In terms of global lithium chemical balances, it is important to note the interchangeability of lithium hydroxide and carbonate, particularly in China, where there are flexible lines in operation that are able to produce either chemical from brine or spodumene, depending on supply and demand. This means that individual balances of carbonate and hydroxide (figure 12) are of less importance than the overall picture, when viewed from a global perspective. I.e. carbonate and hydroxide balance out, as spodumene converters may selectively, with short-notice, produce either carbonate or hydroxide; similarly it is common practice to convert carbonate to hydroxide and vice versa.

Figure 12: Global supply and end-use demand, by chemical (Hydroxide LHS, Carbonate RHS)
Source: Benchmark Mineral Intelligence, Q4 2023 Lithium Forecast

Individual chemical balances on a regional basis do however provide a useful perspective; particularly as onshoring trends increase. These trends are particularly strong for Europe and North America, where countries wish to ensure supply chain continuity against disruption caused by Chinese supply chain dominance. Additionally, Chinese automaker efforts to scale up and take market-share from incumbent automakers in overseas markets has produced an existential crises for North American and European carmakers, which are not only significant sources of government-revenue, but also a source of jobs and national identity.

As a response to this, and in line with GHG mitigation efforts, the United States of America (USA) has passed the Inflation Reduction Act (IRA) of 2022. This significant piece of legislation extends consumer tax credits to incentivize the purchase of EVs, and it also provides tax credits for domestic production of battery cells, battery packs, and critical minerals. These incentives are meant to encourage onshoring and friend-shoring of the EV supply chain, reducing reliance on other countries for essential battery materials and securing the nation's position in the rapidly evolving EV market.

To receive these credits, a certain percentage of critical minerals in the EV battery must be extracted or processed in the USA or a country with a free trade agreement (FTA) with the USA, or recycled in North America. This percentage starts at 40% in 2024 and increases to 80% by 2027. The IRA also requires a certain percentage of battery components to be manufactured or assembled in North America. This percentage starts at 50% in 2024 and increases to 100% by 2029. The IRA also requires that the final assembly of the EV must take place in North America. This requirement is effective immediately.

Additionally, in order for an EV to be eligible for an EV tax credit under the IRA, it must not contain critical minerals or battery components that have been sourced from/produced by a Foreign Entity of Concern (FEOC). The proposed guidelines, which will have to provide guidance until the final rules are released in 2024, leave some ambiguity around the treatment of firms for which non-state Chinese firms control a 25% or greater interest.

By setting these requirements, the IRA incentivizes companies to invest in domestic production and onshoring of the EV supply chain, making them eligible for tax credits and other benefits.

There are therefore several financial rewards on offer for automakers that incorporate onshoring into their supply chain.

Lithium is a key component of any LiB supply chain, but despite North America’s significant resources, political will and a long history of extraction (e.g. Kings Mountain and Silver Peak), supply has been unable to keep up with end-use demand (Figure 13)

Figure 13: North American supply and end-use demand, by chemical (Hydroxide RHS, Carbonate LHS)
Source: Benchmark Mineral Intelligence, Q4 2023 Lithium Forecast & Rho Motion data

North American demand is skewed towards lithium hydroxide over carbonate due to an existing NCM focus in the region. High nickel chemistries are favoured due to their higher energy densities, as well as R&D potential to further improve performance, while LFP offers little upside. That said, demand for LFP has potential to grow in North America as the low- to mid- range EV demand grows. In any case, the choice between carbonate and hydroxide in North America is currently of secondary importance when the North American market is forecast to remain in a deficit for the foreseeable future.

Pricing

Lithium has experienced significant volatility in pricing over the last 10-12 years. In 2012, spodumene pricing was >

Methodology

In order to determine market prices, Benchmark undertakes price assessments and market analysis (for CIF Asia, EXW China, CIF EU, FOB South America, CIF North America, FOB North America, and FOB Australia markets) by contacting and recording primary inputs received by primary market participants. Over time, Benchmark has observed the lithium market moving away from multi-year fixed price contracts towards variably-priced index-linked contracts. Benchmark forecasts CIF Asia, spot prices, utilising separate methodologies for short, medium and long term periods. Benchmark’s short-term outlook is broken down into a quarters. Developments are guided by the aforementioned primary price research conducted by analysts to ascertain the current direction of market pricing. The medium term outlook is primarily based on supply and demand, and is informed by our detailed understanding of the pipeline of new greenfield and brownfield capacity. Benchmark’s long term price methodology is based on an incentive price calculation; this assumes that there will be an ongoing requirement for new greenfield capacity over the course of the forecast period. Benchmark’s long-term incentive price is used in the assessment of project economics and reflects the fact that there will be a need for the development of higher capex projects over time.

Figure 14: Quarterly price forecast for spodumene (6% concentrate) (LHS) and carbonate (RHS)
Source: Benchmark Mineral Intelligence, Q4 2023 Lithium Forecast

  Figure 15: Annual price forecast for lithium carbonate
Source: Benchmark Mineral Intelligence, Q4 2023 Lithium Forecast

Ideal Location

The Snow Lake Lithium™ Project is ideally located in North America’s “Auto Alley.” With the Hudson Bay Railway having a railhead 65 km from our project, the Snow Lake Lithium™ Project has access to means of transportation to bring our lithium product north to the Port of Churchill, for shipment to Europe, or South to Auto Alley. The map below shows the extended reach of CN’s rail lines into the US Auto Alley.

Additionally, Manitoba is a green province, with 97%38 of electricity derived from renewable sources.

37Ibid.

CN’s network of rail lines. Source: CN website

If one compares the map above to the map of the North American auto industry below, it can be seen that Snow Lake’s Snow Lake Lithium™ Project is strategically situated to access and address this market.

U.S “AutoAlley”.

Source: Global Infrastructure Connectivity Alliance39

38https://www.hydro.mb.ca/your_home/electric_vehicles/

39https://www.gica.global/initiative/north-americas-super-corridor-coalition-nasco

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
Detroit Area

MARKLINES
Copyright © MarkLines Co., Ltd. All Rights Reserved.

Source: MarkLines – Automotive Industry Portal

Operational Overview

We are an emerging lithium company focused on the development of our 100% owned Snow Lake Lithium™ Project in the historic and preeminent mining center of Snow Lake, Manitoba, Canada. Our goal is to become a strategic supplier of lithium concentrate to the growing electric vehicle battery and battery storage markets. Our primary asset is the Snow Lake Lithium™ Project, which consists of 133 mining claims located 20 km from Snow Lake, Manitoba. To capitalize on the fast-growing lithium market, our main focus is to monetize the resources and reserves held in the Snow Lake Lithium™ Project. This Project has an S-K 1300 compliant measured, indicated and inferred mineral resource estimate of approximately 8.2 million tonnes of lithium bearing ore consisting of a measured resource of 748,632 tonnes grading 1.13%Li2O, an indicated resource of 6,560,006 tonnes grading 1.10% Li2O, and an inferred resource of 1,007,119 tonnes grading 0.99% Li2O.

The Snow Lake Lithium™ Project is ideally located in the Province of Manitoba, Canada, where 97% of the electrical energy supply is from hydro-electric renewable sources. The region of Snow Lake, where the Snow Lake Lithium™ Project is situated, is mining friendly, and the Hudson Bay Railway is 65 km to the south of the Snow Lake Lithium™ Project. The Hudson Bay rail runs north to the Port of Churchill which supplies access to Europe by ship, or south to the EV manufacturing markets in Michigan and the southern US.

We are exploring our Snow Lake Lithium™ Project expecting that following exploration we will be in a position to move towards the development of our mineral resources, and, ultimately to the establishing of commercial operations. We are planning to complete a preliminary feasibility study, or PFS, which will be used to seek additional funding for the development of the Snow Lake Lithium™ Project. The studies will review the test work, process design, vendor furnished equipment packages and other mine development requirements as well as cost estimates for the possible development of a commercial spodumene processing plant. In addition, the studies will examine permitting and potential environmental issues for the proposed concentrate plant locations as well as operational expenditures and capital expenditures, which will be inputted into a general economic model.

We engage in our exploration of lithium mineral resources through two subsidiaries: Snow Lake Exploration and Snow Lake Crowduck. Snow Lake Exploration is our operating company and S Crowduck is our asset holding company. The Snow Lake Lithium™ Project is located in north central Manitoba, measuring about 15 km by 6 km, comprises 133 mineral claims covering 24,515 hectares (approximately 60,577 acres) and straddles Crowduck Bay at the northeastern end of Lake Wekusko.

Our Exploration Target – Snow Lake Lithium™ Project – Mineral Resources

We recently obtained a report dated August 9, 2023 with an effective date of July 12, 2023 (the “IA”) compliant with Regulation S-K 1300 (“S-K 1300”) assessing the potential mineral resources.  The IA was prepared by ABH Engineering Inc. (“ABH”) of Vancouver, BC in accordance with the United States Securities and Exchange Commission requirements under S-K 1300.  The IA is preliminary in nature and is intended to provide an initial, high-level review of the Project's economic potential and design options.  The projected economic results include numerous assumptions and are based on measured, indicated and inferred mineral resource estimates for the Snow Lake Lithium™ Project, as specified in the IA.  Inferred resources are considered to be too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the IA will be realized. Unlike mineral reserves, mineral resource estimates do not have demonstrated economic viability.

Some of the highlights of the IA are as follows:

•The post-tax economics result for all mineral resources (including inferred resources) shows a net present value (“NPV”) using a seven percent discount rate of US$1.19 billion and projected post-tax internal rate of return (“IRR”) of 170%, with a payback period of 14 months. The inferred mineral resources used in the cash flow represent 12.6% of all mineral resources.

•The post-tax economics result for  measured and indicated mineral resources (no inferred resources) shows a net present value (“NPV”) using a seven percent discount rate of US$1.03 billion and projected post-tax internal rate of return (“IRR”) of 143%, with a payback period of 15 months.

Table 1: Pre-Tax Key Economic Results for All Mineral Resource Estimate and for Measured and Indicated Resources only.

Pre-Tax Economic Results
All Mineral Resources (With Inferred Resources)		Measured and Indicated Resources (Without Inferred Resources)
Net Present Value	$1.76 Billion	Net Present Value	$1.52 Billion
Internal Rate of Return	208%	Internal Rate of Return	175%
Payback Period	14 Months	Payback Period	15 Months

Table 2: Post-Tax Key Economic Results for All Mineral Resource Estimate and for Measured and Indicated Resources only.

Post-Tax Economic Results
All Mineral Resources (With Inferred Resources)		Measured and Indicated Resources (Without Inferred Resources)
Net Present Value	$1.19 Billion	Net Present Value	$1.03 Billion
Internal Rate of Return	170%	Internal Rate of Return	143%
Payback Period	14 Months	Payback Period	15 Months

The inferred mineral resources used in the cash flow analysis represent 12.6% of all mineral resources.

•Updated mineral resource estimate for the Project in accordance with S-K 1300 of:

oMeasured resource of 748,632 tonnes grading 1.13% Li2O

oIndicated resource of 6,560,006 tonnes grading 1.11% Li2O

oInferred resource of 1,007,119 tonnes grading 0.99% Li2O

•Projected total initial capital expenditure of US$50 million in year 0, US$96 million over the balance of the 9-year mine life, with the majority of the US$96 million being spent in year 1, and with US$10 million of the US$96 million being spent in closure costs, for a total projected capital expenditure  of US$146 million.

•Initial mine plan contemplates open pit and underground mining, with direct shipping ore (“DSO”) in year 0 to fund capital expenditures in year 1 to complete the construction of the processing facility to produce a 6% spodumene concentrate.

•Metallurgical test-work to date confirms the amenability of the deposit to conventional dense media separation (“DMS”) and flotation for production of a 6% spodumene concentrate.

We note that the ranges of potential tonnage and grade (or quality) of the lithium resource at our Snow Lake Lithium™ Project are conceptual in nature.. This Mineral Resource Estimate is preliminary in nature, it includes inferred mineral resources that  are considered too speculative geologically to have modifying factors applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that this economic assessment will be realized.

Grass River and Thompson Brothers Underground- Summary of Lithium Mineral Resources at the End of the Fiscal Year Ended June 30,2023 based on a 6%  Li2O Lithium Concentrate Price of $3,500

	Resources
	Amount (Tonnes)	Grades (%Li2O)	Cut-off Grade (%Li2O)	Metallurgical Recovery (%)
Measured Mineral Resources	664,540	1.15	0.3	77
Indicated Mineral Resources	6,275,985	1.11	0.3	77
Measured + Indicated Mineral Resources	6,940,525	1.13	0.3	77
Inferred Mineral Resources	774,657	1.03	0.3	77

Grass River Open Pit- Summary of Lithium Mineral Resources at the End of the Fiscal Year Ended June 30,2023 based on a 6%  Li2O Concentrate Price of $3,500

	Resources
	Amount (Tonnes)	Grades (%Li2O)	Cut-off Grade (%Li2O)	Metallurgical Recovery (%)
Measured Mineral Resources	84,092	0.98	0.05	91
Indicated Mineral Resources	284,021	1.03	0.05	91
Measured + Indicated Mineral Resources	368,113	1.01	0.05	91
Inferred Mineral Resources	232,462	0.87	0.05	91

The underground and open pit resources are additional with respect to each other, the near-surface parts of Grass River lithium pegmatite dykes are conceptualized as being mined with open pit method; mining then continuing with underground methods to depth.

The price of $3,500/tonne for spodumene at 6% Li2O used in this assessment is considered reasonable and justifiable, since it lies 20% below the Benchmark Mineral Intelligence real pricing (Australia FOB) reported for Quarter 2 2023, and 40% below the real pricing (Australia FOB) reported for Quarter 1 2023.

Cut-Off Grade

The calculations for the cut-off grade for the open pit mineral resources and the cut-off grade for the underground mineral resources along with the unit operating costs and recoveries used are shown below:

Open pit cut-off grade calculation:

Price of 6% Li2O: $3,500 per tonne

Mining cost: $4.85 per tonne mined

Processing Cost: $10.44 per tonne mined ($15.82 per tonne milled)

Sorting Cost: $1.50 per tonne mined

G&A Cost: $0.99 per tonne mined ($1.50 per tonne milled)

Transportation Cost: $1.50 per tonne mined ($15 per tonne of product transported)

Sorter Recovery: 83%

Processing Recovery for Open pit material: 91%

Underground cut-off grade calculation:

Price of 6% Li2O: $3,500 per tonne

Mining cost: $33.46 per tonne mined

Processing Cost: $10.44 per tonne mined ($15.82 per tonne milled)

Sorting Cost: $1.50 per tonne mined

G&A Cost: $0.99 per tonne mined ($1.50 per tonne milled)

Transportation Cost: $1.50 per tonne mined ($15 per tonne of product transported)

Sorter Recovery: 83%

Processing Recovery for underground material: 77%

A conservative cut-off grade of 0.05% Li2O was chosen for open pit mining and 0.3% Li2O for underground mining. These numbers were chosen to ensure that there is sufficient consideration for the inherent risks of mining and the costs associated. A higher cut-off grade decreases the risks due to uncertain market conditions and fluctuating commodity prices.

Mineral Resource Estimate Comparison Between 2022 and 2023

Table 3: Mineral Resource Comparison Between 2022 Fiscal Year and 2023 Fiscal Year

	2022 Fiscal Year			2023 fiscal year
	Amount (tonnes)	Grade (%Li2O)	Contained Li2O	Amount (tonnes)	Grade (%Li2O)	Contained Li2O (% Li2O)	% Change in contained Li2O
Measured Mineral Resources	-	-	-	748,632	1.13	8,473	100%
Indicated Mineral Resources	9,082,600	1.00	90,826	6,560,006	1.11	72,417	-20%
Inferred Mineral Resources	1,967,900	0.98	19,285	1,007,119	0.99	10,006	-48%
					Overall Resource Change		-17%

The table shows the comparison between resources disclosed at the end of the 2022 fiscal year and at the end of the 2023 fiscal year. Mineral resources have decreased by 17% between 2022 and 2023. It is worth noting that the 2023 resources include open pit material that was not part of the 2022 resource estimate. Additionally, the 2023 mineral resources now include measured classified resources, and the resource estimation method has been updated to optimize and better represent the actual resources within the mineralized blocks and the grade shell was strictly controlled by lithium grade at the intercepts.

Despite the change in lithium price between 2022 and 2023, the cut-off grades used for underground mining of 0.3% Li2O is kept the same as it was deemed to be a very conservative estimate. Factors leading to changes between 2022 and 2023 lithium resources:

•Based on additional drilling between fiscal year end of 2022 and 2023, Grass River pegmatite dykes were added to the resource estimation for the 2023 fiscal year. The prior estimate was based solely on the Thompson Brothers pegmatite dyke.

•Grass River mine plan in 2023 includes near-surface open pits, with underground mining to depth as the conceptual mining method.

•Infill drilling conducted between the two fiscal years allowed for drill spacing of sufficient density to now classify a portion of the 2023 resource estimation as Measured Mineral Resource.

Despite the incorporation of additional drill holes into the 2023 resource model, there is a significant reduction of estimated total lithium content between fiscal year 2022 and 2023. A review of estimation methodologies indicates the 2022 resource estimation appears to have been based on looser geological modelling bounds.

The 2023 resource estimate was made utilizing a more precise (most notably, narrower) interpretation of the true width of the ore body; geologic modelling in Leapfrog Geo included generation of grade shells respecting mineralized intercepts (based on composited drill core sampling lithium analysis) with cut-off grade of 0.3% for underground and 0.05% for open pit. Utilizing Leapfrog Edge software, Ordinary Kriging, with dynamic anisotropy settings was used for resource estimation; a reduced block size was utilized to prevent overestimation of high-grade blocks in areas lacking adequate data support. Implicit modeling was applied to optimize the fit of the deposit's morphology.

In conclusion, it is notable that, although there has been a decrease in the contained Li2O, the 2023 resource estimate is a conservative resource model, aligning with industry best practices, providing a robust foundation for future project evaluations and development planning.

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

Geology and Interpretation

The Thompson Brothers dykes in the Snow Lake Lithium™ Project have been modelled as intrusions into pebble to clast rich metaconglomerates and greywackes of host sediments. The dyke has been interpreted as sub vertical, dipping between 2.5 – 8.5 towards 130 azimuth. The strike of the body has minor variations around a general trend azimuth of 040° and an interpreted plunge of 5° to the north based on visual trends seen from drill core. The dyke carries both mineralized and unmineralized pegmatite as identified by the presence of spodumene as the lithium bearing mineral. Spodumene is considered the most important lithium ore mineral due to its high lithium content. Only the lithium bearing pegmatite has been previously modelled in this instance, which at the time of the previous report extended for a total length of 1,012 m ranging in true thickness from a maximum of 18 m to a minimum of 1.8 m.

The dyke is generally orientated between 20 and 40 offset from the apparent foliation in the surrounding country rock and there is outcropping evidence of additional mineralized and unmineralized pegmatite in the area that is yet to be defined in terms of size and or orientation.

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

Sampling

Core was logged by professional consulting geologists and sampled on a geological basis. Sample lengths were typically 1 m intervals, but some samples were as small as 0.14 m or as large as 1.75 m. Core was halved with a diamond saw and placed into plastic sample bags for delivery to SRC Geoanalytical Laboratories in Saskatoon, Canada for sample preparation and analysis. QA/QC sampling consisted of the regular insertion of blanks, reject duplicates, and Certified Reference Standards within each 20 sample batch.

Sample Analysis

Core samples were crushed to better than 70% -2 mm and a 1 kg split was pulverized to better than 85% passing 75μm. All samples were analyzed using SRC procedure code ICP1 using total and partial digestions and ICP analysis. SRC uses Internal QA/QC procedures to monitor the accuracy and precision of their work.

Internal Controls Disclosure

Part of the verification process includes the Qualified Person analyzing the Quality Assurance/Quality Control (QAQC) protocols that were used by Nova/SLR. Another part of the verification process is to analyze the QAQC protocols that are in place at the lab.

The historical drilling (1942-1997) on the TBL property could not be validated. This is because the locations of the holes weren’t surveyed, the logging records are poor and incomplete, assay certificates are unavailable, and no QAQC data is available. This data was useful for geological and exploration purposes; however, this data is not suitable for inclusion in the resource estimate in accordance with SK-1300 regulations.

Previous Site Visit by Canmine Consultants

The former Qualified Person (Frank Hrdy) had visited the site several times while the drilling campaign was ongoing. He personally discussed core logging and handling procedures. He also had the logging geologist lay out some example core so that the former Qualified Person could verify that the procedures used were industry standard, and acceptable for the purposes of SK- 1300. A follow-up re-logging and re-sampling program was suggested by the Qualified Person. This was to ensure that mineralized sections at the margins of the dike contacts and into the host rock that were missed the first-time logging, were logged to an acceptable standard.

The Qualified Person also conducted a DGPS survey of many of the drill holes but could not locate all of them because drilling was done on frozen ground, and some were under deeper water during his sight visit. He also visited the SGS Laboratory in Saskatoon for a tour of the facilities.

The former Qualified Person’s site visit covered up to hole TBL-024 but did not include any of the 2022 drilling.

Quality Assurance and Quality Control

QAQC are the major components of quality management. Quality Assurance is “The assembly of all planned and systematic actions necessary to provide adequate confidence that a product, process, or service will satisfy given quality requirements”. Quality control is defined as “The system of activities to verify if the quality control activities are effective”. These systems are designed to monitor precision and accuracy of assay data. Checks for contamination are also performed using these procedures. QAQC checks can also disclose overall sampling-assay variability of the sampling method itself. The QA are checks and procedures which are followed before a batch of samples are sent to the laboratory. This involves the insertion of check samples which include blanks, duplicates, and Certified Reference Standards. QC is the process that is used to check precision of the assay data on returning from the laboratory. This is critical for determining the quality of the data as well as any deviation that exists from the norms. The checks can also be used determine if any re-sampling needs to be performed.

The 2017 drilling program was managed by Dahrouge Geological Consulting Ltd. During the site visit in 2019, the previous Qualified Person was not shown the core handling, logging, sampling, shipping, assaying, security protocols from the 2017 program at the time that he wrote the report. However, he was shown the QAQC program during the, however, the re-logging and re-sampling in August 2019, that was conducted to industry accepted QAQC protocols. In addition, all drill core that was analyzed by Actlabs from the 2017 drilling campaign was re-assayed by SRC.

QAQC protocols consist of the regular insertion of blanks, duplicates, and Certified Reference Standards (OREAS 147, 148, 149 and 999) with every 20-sample batch. Drill core samples that were a part of the TBL Project were sent to SRC labs in Saskatoon for preparation and analyses and the duplicates and check samples were sent to SGS Laboratories in Lakefield, Ontario.

Core boxes were inventoried, meterage blocks were verified, core recoveries and RQD were estimated, and bulk densities were determined. The core was logged and relevant data on lithologies, mineralogy, and structures were documented, and sampling intervals designated. An experienced logging geologist and technician followed standard core logging, cutting and sampling protocols.

Sampling Method and Approach

Sampling of mineralized core was done on a geological basis, as determined by the person responsible for logging the core. The logging geologist was responsible for marking sample intervals and drawing a cut line down the core to visually aid the core cutters on where to make their cut. Photos of the drill core were digitally taken before being sampled. Sampling intervals were typically 1.0 m, with samples as short as .07 m. and as long as 1.75 m.

Summary Statistics for Sampled Drill Core Intervals in the Database

TBL and GR Database – Sampling Interval Statistics
Count	1967
Minimum	0.07
Maximum	1.75
Range	1.68
Average	1.06
Standard Deviation	0.034
Median	1
Mode	1

The cutting of the core was done using a diamond saw. Half of the cut core was placed in plastic sample bags, and the remaining half left in the core box. For consistency, the same half of core was collected for each sample. Sample intervals were marked with a red grease pencil and a metal tab was stapled into the core box at the beginning of each sample interval as a visual aid to know where the last sample ends and the next sample starts. Another sample tag was placed in the sample bag which was sealed with a plastic bar lock tie and placed into woven rice bags to prepare them for shipping. A third tag was kept with the geologist for records of the sample, in case these need to be looked at again or resampled in the future.

TBL and GR Sample Interval Widths
Number of Samples
0
100
200
300
400
500
600
700
0-0.1
0.1-0.2
0.2-0.3
0.3-0.4
0.4-0.5
0.5-0.6
0.6-0.7
0.7-0.8
0.8-0.9
0.9-1.0
1.0-1.1
1.1-1.2
1.2-1.3
1.3-1.4
1.4-1.5
1.5-1.6
1.6-1.7
1.7-1.8
Interval Width (m)

Histogram of sample interval width.

Bulk Density Determinations

Bulk density measurements were made on a continuing basis during both drill programs. Sections of core were trimmed perpendicular to the core axis, and the average length and diameter of each was measured using a caliper. Each core sample was then weighed. These data were used to calculate the average bulk density of 2.71 t/m3 based on 48 individual measurements.

Summary Statistics for Bulk Density Determinations

TBL Database – Specific Gravity Statistics
Count	37
Minimum	2.59
Maximum	2.83
Range	0.24
Average	2.71
Standard Deviation	0.064
Median	2.72
Mode	2.76

Bulk density Determinations in t/m3.

Blanks

Certified Reference Blanks were inserted into the sample stream at SRC and SGS for analysis. This was done at a frequency of 1 for every 20 samples. The reasoning behind inserting blanks is that the blanks should not contain any lithium. If lithium is detected, this alerts the person doing the analysis that there is most likely cross-contamination during sample preparation and assaying. This can be due to several factors.

Snow Lake Li QAQC Blank Samples Performance Chart (TBL and Grass River)
0.16
0.14
0.12
0.1
0.08
0.06
0.04
0.02
0
Li2O (%)
0.144
0.088
0
20
40
60
80
100
Insertion No.

Snow Lake Quality Assurance and Quality Control Performance

From Figure 9-3, blanks 22 and 23 are shown to have values of 0.144% and 0.088% Li2O respectively. These blanks are above the acceptance line which is determined by taking the detection limit and multiplying by 10. In the Author’s opinion, the blanks are acceptable for this report and support the use of the analytical results for continued interpretation, evaluation, and the resource estimate.

Certified Reference Materials (Standards)

Standards are used to monitor analytical accuracy and to identify potential problems with specific batches of samples. Four standards were chosen for the analysis and named Oreas 147, 148, 149 and 999. One standard was inserted into the sample stream for every 20 samples taken.

Certified Lithium Values for Certified Reference Standards

When analyzing CRM data, there are two situations that make the sample fail. A sample that has a concentration that is greater than 3 standard deviations from the mean is a failure. Also, two adjacent standards that are greater than two standard deviations from the mean, on the same side of the mean are failures due to bias. With CRM 148, both bias and failures are apparent.

CRM Performance Chart, OREAS 148

1.2
1.15
1.1
1.05
1
0.95
0.9
CV + 3SD
CV + 2SD
CV
CV - 2SD
CV - 3SD
1
11
21
31
41
51
61
71
Insertion No.

CERTIFICATE OF ANALYSIS FOR

Pegmatitic Li-Nb-Sn ORE
CERTIFIED REFERENCE MATERIAL
OREAS 148

Summary Statistics for Key Analytes.

Constituent	Certified Value	1SD	95% Confidence Limits		95% Tolerance Limits	
			Low	High	Low	High
Peroxide Fusion ICP						
Li, Lithium (wt.%)	0.476	0.011	0.472	0.481	0.462	0.491
Li_2O, Lithium oxide (wt.%)	1.03	0.023	1.02	1.04	0.996	1.06
Nb, Niobium (wt.%)	0.168	0.011	0.161	0.174	0.162	0.174
Sn, Tin (ppm)	1157	80	1108	1206	1100	1215

SRC and SGS Internal Duplicates

Duplicate samples are used to monitor and assess variability of grade as a function of sample homogeneity and laboratory error. In total, 104 duplicates were submitted for the analysis based on a sampling frequency of 1 for every 20 samples.

Internal duplicates for SRC and SGS laboratories

Item	Original	Duplicate
Count	104	104
Mean	1.042	1.029
Minimum	0.003	0.003
Maximum	3.796	3.336
Range	3.793	3.333
Median	0.935	0.951
Sample variance	0.814	0.748
Standard Deviation	0.902	0.865
Correlation Coefficient	0.988

The sample data displays a high correlation coefficient and very close means. It is the author’s opinion; the duplicate reject samples indicate that both labs are achieving good analytical precision.

Qualified Person’s Samples from Site Visit

The current Qualified Person took samples while he was on site and are listed in the table below. Samples from TB and GR were re-taken for validation using ¼ core and then sending them to SGS Lakefield for assay preparation.

2 sets of blanks were sent to SGS laboratories for analysis. 2 sets of blanks were also inserted internally by the lab to check for their own QAQC standards. Results are shown below.

The data show that all the samples had passed by being below 10 times the detection limit for Li. In the Qualified Person’s opinion, the resampling of the blanks is suitable for use on the project indicating that there aren’t any contamination issues.

There was only 1 standard available for sampling by the Qualified Person. The standard shows that the sample passed as it is between the median and the median minus two standard deviations.

CRM 999 does show some biases; however, the samples have passed and are sufficient for this report.

The lab had also tested their standards for analysis using OREAS 148 and 753 to check for precision and bias. The performance charts are shown below.

The duplicate pairs that were sent by the Qualified Person to Lakefield for analysis showed a close correlation with the 1:1 trend line within ±10% as an industry accepted standard.

The lab had also re-run some of the samples to check for accuracy of duplicated materials which is shown in the figure below. The trendlines are overlapping showing excellent accuracy between the lab’s resampling for duplicates.

The Qualified Person while on site, had taken some of the already cut core and cut it again to produce ¼ core and sent these samples to Lakefield for preparation. The duplicates should follow a 1:1 trendline, however, the Qualified Person has sampled ¼ core.

Variations in grade can also occur due to the large crystal size of the lithium bearing spodumene. The large crystals may have an effect on lithium values if the whole sample doesn’t catch an entire crystal, or if half of the core contains more of the crystal than the other half.

Samples that had Li grades that were below cut-off grade were initially included and then filtered out to decrease the variation percentage between ½ and ¼ core. The difference between the samples was calculated to be 20% before leaving out samples that were below cut off grade and 15% after leaving them out, which is shown below.

Grade Distribution

The lithium grade in the deposits is largely controlled by the presence or absence of spodumene. The highest grade encountered was 5.88% Li2O in DH GRP-014 from 198.22-198.87 m.

Database Verification

The TBL and GR databases are well structured and complete. The personnel in the core shack maintained a digital library of all hand-written source data sheets (drill logs, core inventory, RQDs, sampling sheets, bulk density),

The Qualified Person performed a random audit of the assay certificates for holes TBL-007 and TBL-031. Hole TBL-007 was analyzed by SRC while hole 31 was assayed by SGS. When the database was compared to the assay certificates, no errors were found.

In the Qualified Person’s opinion all drill holes on the TB and GR deposits drilled by Nova, Quantum and Snow Lake Lithium are suitable for this resource estimate, while historic holes were not included. Industry best practices have been observed and followed, and the data sets are current.

Drill Hole Collar Verification During Site Visit

Drill hole locations for 32 holes were located by the Qualified Person during his site visit and can be found in the appendix section of this report.

Photo of drill pad with casing left in and a picket labelled TBL 054

Close up view of wooden picket for DH TBL-054 with flagging tape

Drill hole location marked by metal flag

Opinion of the Author

The QP is satisfied with regards to data verification, the database and QAQC protocols that were in place for the project.

It was noted that there was a fair amount of scatter for the Certified Reference Materials especially for OREAS 148 and 149. The standards showed a low to high migrating bias between insertions. This level of error is acceptable for this Initial Assessment. The QP has suggested that a QAQC remediation program to be conducted which is already underway. This remediation program is essential going forward to the pre-feasibility stage.

Estimation Methodology

  Leapfrog Geo and Leapfrog Edge were instrumental in the geological modeling and resource estimation of a lithium project, employing a block model with dimensions of 4x4x4 meters to ensure a precise representation of the mineral deposit. The use of Ordinary Kriging, coupled with a 0.3% Li2O cut-off and without imposing an upper grade cap, accurately captured the deposit's natural grade variability.

For the Thompson Brothers site, the estimation framework was anchored by two search ellipsoids: the primary with an orientation of 305°, complemented by a secondary, larger ellipsoid to expand the search in mineral-rich areas. Classification criteria specified distances of 175 meters for Inferred, 105 meters for Indicated, and 65 meters for Measured resources. The site utilized 219 composite samples, each 2.0 meters in length, ensuring detailed and accurate resource estimation.

At the Grass River site, a customized approach was adopted for each dike:

Dike 1 featured three search ellipsoids, with maximum search distances of 155 meters for Inferred, 50 meters for Indicated, and 35 meters for Measured categories.

Dike 2 was evaluated using an intermediate ellipsoid (90 m by 60 m) and a larger one (165 m by 85 m), oriented at 216° and 219°, respectively.

Dike 3 incorporated a single ellipsoid with dimensions of 160 m by 80 m and an orientation of 226°.

Dike 4 employed one ellipsoid, sized at 150 m by 60 m, with an orientation of 205°.

Grade estimation for the Grass River site was refined using 1-meter composites for Dikes 3 & 4, and 2-meter composites for Dikes 1 & 2, with all Thompson Brothers composites uniformly set at 2.0 meters. A total of 99 composite samples, approximately 2 meters in length, were utilized at the Grass River site, complementing the comprehensive estimation approach.

A specific gravity of 2.7 g/cm³ was consistently applied across the project for tonnage calculations. The strict adherence to a principle requiring each block to contain a minimum of two and a maximum of 15-20 composite samples within the search radius contributed to the enhancement of the estimation process's precision and reliability.

1% Li2O DSO Price	$504/ per tonne
6% Li2O Concentrate Price	$3500/per tonne
Open Pit Mining Cost/tonne	$4.85
Underground Mining Cost/tonne	$33.46
Overall Sorter Recovery	83%
Overall Process Recovery	80%
Overall Recovery	66%
Processing Cost/tonne processed	$15.82
Open pit G&A Cost per tonne processed	$0.50
Underground G&A Cost per tonne processed	$1.50
1% Li2O DSO Haulage Cost/tonne	$100
6% Li2O Concentrate Haulage Cost/tonne	$15

Classification

The resource is classified entirely as a combination of measured, indicated and inferred in accordance with the S-K 1300 when taking into consideration, data density, deposit geometry, likely extensions and possible interpretation alternatives.

Other Modifying Factors

A preliminary metallurgical test was conducted to determine possible concentrate grade recoverable from the Snow Lake Lithium™ Project. The test returned a concentrate grade of 6.37% Li2O from a composite sample of 1.4% Li2O indicating the potential to make a commercial product from the Thompson Brothers pegmatite. No engineering studies have been conducted however, given the sub vertical nature of the deposit, underground mining is anticipated to be the method of extraction.

Economic Analysis

Economic analysis has been performed to show the annual cash flow and economic outcomes are showcased inclusive of all mineral resources.

This economic assessment and the results disclosed are preliminary in nature and include inferred mineral resources that are considered too speculative geologically to have modifying factors applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that this economic assessment will be realized.

Economic Analysis of All Mineral Resources (Including Inferred Mineral Resources)

When economic analysis considers all mineral resources, with the inclusion of inferred mineral resources, the 9 years cash flow is estimated to be:

Description	Unit	Total					Year
			0	1	2	3	4	5	6	7	8	9
	Production Schedule
Ore Mined (with Dilution)	tonne	9,776,271		624,038	932,074	1,352,585	1,361,634	1,326,821	1,282,814	1,237,191	1,248,537	410,579
Waste Mined		3,379,805	289,270	2,997,320	260,187	22,490	22,640	22,061	21,330	20,571	13,206	-
Lithium Mined	tonne	82,045		5,655	7,391	10,430	10,315	11,054	10,440	12,558	11,663	2,538
Average Mined Grade		0.008392		0.009062	0.007930	0.007711	0.007575	0.008331	0.008139	0.010150	0.009341	0.006183
Average Mined grade	% Li2O	0.84%		0.91%	0.79%	0.77%	0.76%	0.83%	0.81%	1.02%	0.93%	0.62%
Mill Feed tonnage	tonne	6,470,443			791,114	912,370	912,464	912,424	912,421	912,438	912,500	204,712
Mill Feed contained Lithium	tonne	67,694			7,574	8,907	8,784	9,524	9,144	11,242	10,382	2,138
Average Mill feed grade		0.01046			0.00957	0.00976	0.00963	0.01044	0.01002	0.01232	0.01138	0.01044
Average Mill feed grade	% Li2O	1.05%			0.96%	0.98%	0.96%	1.04%	1.00%	1.23%	1.14%	1.04%
Sorter Mass Pull to Product	%	66%			64%	67%	67%	69%	71%	74%	73%	50%
Li2O Sorter Recovery	%	84%			85%	85%	85%	86%	88%	90%	89%	84%
overall mill recovery	%	80%		81%	91%	77%	77%	77%	77%	77%	82%	91%
Lithium Mass (mill Product)	tonne	53,955			6,854	6,858	6,764	7,333	7,041	8,656	8,513	1,934
Overall Recovery		66%
1.3% Saleable Product Mass	tonne	312,863		312,863
6% Saleable Product Mass	tonne	899,248			114,240	114,306	112,728	122,225	117,348	144,275	141,886	32,241
	Revenue and Royalty
Revenue		$3,305,051,903		157,682,700	399,841,398	400,071,107	394,548,000	427,786,333	410,718,000	504,962,128	496,599,351	112,842,886
Revenue	Million $	3,305		157.7	399.8	400.1	394.5	427.8	410.7	505.0	496.6
1% Royalty		$33,050,519		1,576,827.00	3,998,413.98	4,000,711.07	3,945,480.00	4,277,863.33	4,107,180.00	5,049,621.28	4,965,993.51	1,128,428.86
Post-Royalty Revenue		$3,272,001,384		156,105,873	395,842,984	396,070,396	390,602,520	423,508,470	406,610,820	499,912,506	491,633,357	111,714,457
Post-Royalty Revenue	M$	3,272		156	396	396	391	424	407	500	492	112
	CAPEX
Underground Development		$18,746,400	18,746,400
Mill + Infrastructure		$42,201,000		42,201,000
Powerline + Substation		18,420,000		18,420,000
Mining Equipment		$32,198,230	17,083,830	15,114,400
Ore Sorters		$7,150,000		7,150,000
Bridge Construction		$15,500,000	12,400,000	3,100,000
Road Construction		800,000	800,000
Royalty CAPEX		1,000,000	1,000,000
Reclamation		$10,000,000										10,000,000
Total CAPEX		$146,015,630	50,030,230	85,985,400								10,000,000
Total CAPEX	M$	146	50	86								10
	Unit OPEX
Mine	$/t mined			4.85	33.46	33.46	33.46	33.46	33.46	33.46	33.46	33.46
Sorting + Crushing	$/t mined				1.50	1.50	1.50	1.50	1.50	1.50	1.50	1.50
1st DMS	$/t milled				3.95	3.95	3.95	3.95	3.95	3.95	3.95	3.95
2nd DMS _mag separation	$/t milled				5.10	5.10	5.10	5.10	5.10	5.10	5.10	5.10
Ball Mill Grinding	$/t milled				3.50	3.50	3.50	3.50	3.50	3.50	3.50	3.50
Mica Flotation	$/t milled				15.25	15.25	15.25	15.25	15.25	15.25	15.25	15.25
Spodumene Flotation	$/t milled				19.25	19.25	19.25	19.25	19.25	19.25	19.25	19.25
Tailings cost	$/t milled				2.50	2.50	2.50	2.50	2.50	2.50	2.50	2.50
Transportation DSO	$/t			100.00
Transportation of 6% Li2O	$/t				15.00	15.00	15.00	15.00	15.00	15.00	15.00	15.00
Stockpiling Open pit	$/t mined				0.20
G&A	$/t			0.50	1.50	1.50	1.50	1.50	1.50	1.50	1.50	1.50

Description	Unit	Total					Year
			0	1	2	3	4	5	6	7	8	9
	OPEX
Underground Development		$119,543,240		21,899,500	29,017,664	10,558,471	10,629,104	10,357,348	10,013,826	9,657,684	12,088,132	5,321,511
Mine		$322,165,276		15,931,543	31,187,188	45,257,502	45,560,261	44,395,414	42,922,952	41,396,398	41,776,048	13,737,969
Sorting + Crushing		$13,728,350			1,398,111	2,028,878	2,042,450	1,990,231	1,924,221	1,855,786	1,872,806	615,868
1st DMS		$22,644,609			2,768,663	3,193,020	3,193,350	3,193,210	3,193,200	3,193,258	3,193,477	716,430
2nd DMS +mag separation		$12,077,729			1,476,694	1,703,029	1,703,205	1,703,131	1,703,125	1,703,156	1,703,273	382,115
Ball Mill Grinding		$5,163,413			631,309	728,071	728,146	728,114	728,112	728,125	728,175	163,360
Mica Flotation		$22,497,730			2,750,705	3,172,309	3,172,637	3,172,498	3,172,488	3,172,546	3,172,763	711,783
Spodumene Flotation		$26,057,121			3,185,897	3,674,204	3,674,584	3,674,423	3,674,411	3,674,478	3,674,730	824,395
Tailings cost		$13,927,986			1,692,185	1,995,159	1,999,340	1,975,498	1,987,683	1,920,407	1,926,537	431,178
Transportation DSO		$31,286,250		31,286,250
Transportation of 6% Li2O		$13,488,725			1,713,606	1,714,590	1,690,920	1,833,370	1,760,220	2,164,123	2,128,283	483,612
Stockpiling Open Pit		$62,235			62,235
G&A		$10,017,683		312,019	1,186,672	1,368,554	1,368,696	1,368,636	1,368,632	1,368,657	1,368,750	307,068
Total OPEX		$612,660,347		69,429,312	77,070,928	75,393,788	75,762,694	74,391,873	72,448,868	70,834,619	73,632,974	23,695,291
Total OPEX	Million $	613	0	69	77	75	76	74	72	71	74	24
	Pre-Tax Cash Flow
Net Cash Flow		$2,513,325,407	-50,030,230	691,161	318,772,056	320,676,608	314,839,826	349,116,597	334,161,952	429,077,888	418,000,383	78,019,166
Cumulative Cash Flow			$-50,030,230	-49,339,069	269,432,988	590,109,596	904,949,421	1,254,066,018	1,588,227,970	2,017,305,858	2,435,306,241	2,513,325,407
Net Cash Flow	Million $	2,513	-50	1	319	321	315	349	334	429	418	78
Cumulative Cash flow	Million $		-50	-49	269	590	905	1,254	1,588	2,017	2,435	2,513
NPV Discount rate	%	7
	Pre-Tax Key Economic Results
Pre-Tax NPV		$1,755,507,961
Pre-Tax IRR	%	208
Payback Period	Months	13.9
	Post-Tax Cash Flow
Federal Taxes 15%		376,998,811			40,414,948	48,101,491	47,225,974	52,367,490	50,124,293	64,361,683	62,700,057	11,702,875
Provincial Taxes 17%		425,704,936			45,803,608	54,515,023	53,522,770	59,349,821	56,807,532	72,943,241	71,060,065	11,702,875
Total Taxes		$802,703,747			86,218,556	102,616,515	100,748,744	111,717,311	106,931,825	137,304,924	133,760,122	23,405,750
Post-Tax Net Cash Flow		$1,710,621,659	-50,030,230	691,161	232,553,500	218,060,094	214,091,081	237,399,286	227,230,127	291,772,964	284,240,260	54,613,416
Cumulative Cash Flow			$-50,030,230	-49,339,069	183,214,432	401,274,525	615,365,607	852,764,893	1,079,995,020	1,371,767,983	1,656,008,244	1,710,621,660
Net Cash Flow	Million $	1,711	-50	1	233	218	214	237	227	292	284	55
	Post-Tax Key Economic Results
Post-Tax NPV		$1,192,581,476
Post-Tax IRR	%	170
Payback Period	Months	13.9

A sensitivity analysis is undertaken to examine the fluctuations in pre-tax NPV when essential economic inputs are altered. The economic parameters subject to variation and their corresponding points of adjustment are detailed as follows:

•Spodumene price: ± 15% and ± 30% variation points.

•Project LOM capital cost: ± 15% and ± 30% variation points.

•Project LOM operating cost: ± 15% and ± 30% variation points.

•Mill recovery: A change of ± 2 to the mill recovery percentage.

•NPV discount rate: A change ± 2 to the NPV discount rate percentage.

The figures below show the sensitivity analysis results for all mineral resources in the form of a spider chart and tornado chart:

Economic Analysis of Measured and Indicated Mineral Resources Only

When economic analysis considers only measured and indicated mineral resources (without inferred mineral resources), the 9 years cash flow is estimated to be:

Description	Unit	Total					Year
			0	1	2	3	4	5	6	7	8	9
Production Schedule
Ore Mined (with Dilution)	tonne	8,580,015		556,875	733,450	1,104,750	1,319,650	1,011,160	1,221,790	1,237,100	1,124,020	271,220
Waste Mined		2,660,817		2,660,817
Lithium Mined	tonne	82,045		5,655	7,391	10,430	10,315	11,054	10,440	12,558	11,663	2,538
Average Mined Grade		0.009562		0.010155	0.010077	0.009441	0.007816	0.010932	0.008545	0.010151	0.010376	0.009359
Average Mined grade	% Li2O	0.96%		1.02%	1.01%	0.94%	0.78%	1.09%	0.85%	1.02%	1.04%	0.94%
Mill Feed tonnage	tonne	5,703,446			640,457	745,195	884,330	695,352	869,017	912,371	821,496	135,229
Mill Feed contained Lithium	tonne	59,995			6,095	7,216	8,533	7,228	8,758	11,244	9,489	1,431
Average Mill feed grade		0.01052			0.00952	0.00968	0.00965	0.01040	0.01008	0.01232	0.01155	0.01059
Average Mill feed grade	% Li2O	1.05%			0.95%	0.97%	0.96%	1.04%	1.01%	1.23%	1.16%	1.06%
Sorter Mass Pull to Product	%	66%			64%	67%	67%	69%	71%	74%	73%	50%
Li2O Sorter Recovery	%	84%			85%	85%	85%	86%	88%	90%	89%	84%
overall mill recovery	%	80%			91%	77%	77%	77%	77%	77%	82%	91%
Lithium Mass (mill Product)	t	47,687			5,516	5,556	6,570	5,566	6,744	8,658	7,781	1,295
Overall Recovery		66%
1.3% Saleable Product Mass	tonne	312,863		312,863
6% Saleable Product Mass	tonne	794,784			91,932	92,603	109,505	92,766	112,398	144,302	129,687	21,592
Revenue and Royalty
Revenue		$2,924,798,145		143,054,100	321,761,548	324,109,735	383,267,591	324,679,653	393,394,644	505,056,859	453,903,512	75,570,503
Revenue	Million $	2,925		143	322	324	383	325	393	505	454	76
1% Royalty		$29,247,981		1,430,541.00	3,217,615.48	3,241,097.35	3,832,675.91	3,246,796.53	3,933,946.44	5,050,568.59	4,539,035.12	755,705.03
Post-Royalty Revenue		$2,895,550,164		141,623,559	318,543,933	320,868,638	379,434,915	321,432,856	389,460,697	500,006,291	449,364,476	74,814,798
Post-Royalty Revenue	Million $	2,896		142	319	321	379	321	389	500	449	75
CAPEX
Underground Development		$18,746,400	18,746,400
Mill + Infrastructure		$42,201,000		42,201,000
Powerline + Substation		18,420,000		18,420,000
Mining Equipment		$32,198,230	17,083,830	15,114,400
Ore Sorters		$7,150,000		7,150,000
Bridge Construction		$15,500,000	12,400,000	3,100,000
Road Construction		800,000	800,000
Royalty CAPEX		1,000,000	1,000,000
Reclamation		$10,000,000										10,000,000
Total CAPEX		$146,015,630	50,030,230	85,985,400	0	0	0	0	0	0	0	10,000,000
Total CAPEX	M$	146	50	86	0	0	0	0	0	0	0	10
Unit OPEX
Mine	$/t mined			4.85	33.46	33.46	33.46	33.46	33.46	33.46	33.46	33.46
Sorting + Crushing	$/t mined				1.50	1.50	1.50	1.50	1.50	1.50	1.50	1.50
1st DMS	$/t milled				3.95	3.95	3.95	3.95	3.95	3.95	3.95	3.95
2nd DMS _mag separation	$/t milled				5.10	5.10	5.10	5.10	5.10	5.10	5.10	5.10
Ball Mill Grinding	$/t milled				3.50	3.50	3.50	3.50	3.50	3.50	3.50	3.50
Mica Flotation	$/t milled				15.25	15.25	15.25	15.25	15.25	15.25	15.25	15.25
Spodumene Flotation	$/t milled				19.25	19.25	19.25	19.25	19.25	19.25	19.25	19.25
Tailings cost	$/t milled				2.50	2.50	2.50	2.50	2.50	2.50	2.50	2.50
Transportation DSO	$/t			100.00
Transportation of 6% Li2O	$/t				15.00	15.00	15.00	15.00	15.00	15.00	15.00	15.00
Stockpiling Open pit	$/t mined				0.20
G&A	$/t			0.50	1.50	1.50	1.50	1.50	1.50	1.50	1.50	1.50

Description	Unit	Total	Year
			0	1	2	3	4	5	6	7	8	9
OPEX
Underground Development		$119,543,240		21,899,500	29,017,664	10,558,471	10,629,104	10,357,348	10,013,826	9,657,684	12,088,132	5,321,511
Mine		$284,385,807		15,931,543	24,541,237	36,964,935	44,155,489	33,833,414	40,881,093	41,393,366	37,609,709	9,075,021
Sorting + Crushing		$12,034,710			1,100,175	1,657,125	1,979,475	1,516,740	1,832,685	1,855,650	1,686,030	406,830
1st DMS		$19,960,349			2,241,406	2,607,960	3,094,889	2,433,522	3,041,298	3,193,024	2,874,991	473,259
2nd DMS +mag separation		$10,646,052			1,195,476	1,390,982	1,650,690	1,297,943	1,622,107	1,703,031	1,533,405	252,418
Ball Mill Grinding		$4,551,350			511,084	594,666	705,695	554,891	693,475	728,072	655,554	107,912
Mica Flotation		$19,830,881			2,226,867	2,591,044	3,074,815	2,417,737	3,021,572	3,172,313	2,856,343	470,190
Spodumene Flotation		$22,968,346			2,579,182	3,000,977	3,561,284	2,800,250	3,499,618	3,674,209	3,308,248	544,579
Tailings cost		$12,271,654			1,371,312	1,631,482	1,937,062	1,506,465	1,891,546	1,920,172	1,729,524	284,092
Transportation DSO		$28,383,750		28,383,750
Transportation of 6% Li2O		$11,921,760			1,378,978	1,389,042	1,642,575	1,391,484	1,685,977	2,164,529	1,945,301	323,874
Stockpiling Open Pit		$54,608			54,608
G&A		$8,833,606		278,438	960,685	1,117,793	1,326,495	1,043,027	1,303,525	1,368,556	1,232,244	202,843
Total OPEX		$555,386,112		66,493,230	67,178,674	63,504,477	73,757,572	59,152,820	69,486,722	70,830,608	67,519,481	17,462,528
Total OPEX	Million $	555		66	67	64	74	59	69	71	68	17
Pre-Tax Cash Flow
Net Cash Flow		$2,194,148,421	-50,030,230	-10,855,071	251,365,259	257,364,161	305,677,343	262,280,036	319,973,975	429,175,683	381,844,996	47,352,270
Cumulative Cash Flow			$-50,030,230	-60,885,301	190,479,958	447,844,119	753,521,462	1,015,801,498	1,335,775,473	1,764,951,156	2,146,796,151	2,194,148,421
Net Cash Flow	Million $	2,194	-50	-11	251	257	306	262	320	429	382	47
Cumulative Cash flow	Million $		-50	-61	190	448	754	1,016	1,336	1,765	2,147	2,194
NPV Discount rate	%	7
Pre-Tax Key Economic Results
Pre-Tax NPV		$1,518,139,613
Pre-Tax IRR	%	175
Payback Period	Months	14.9
Post-Tax Cash Flow
Federal Taxes 15%		329,122,263			28,571,994	38,604,624	45,851,601	39,342,005	47,996,096	64,376,352	57,276,749	7,102,840
Provincial Taxes 17%		372,058,186			32,381,593	43,751,907	51,965,148	44,587,606	54,395,576	72,959,866	64,913,649	7,102,840
Total Taxes		$701,180,449			60,953,586	82,356,532	97,816,750	83,929,611	102,391,672	137,336,218	122,190,399	14,205,681
Post-Tax Net Cash Flow		$1,492,967,972	-50,030,230	-10,855,071	190,411,673	175,007,630	207,860,593	178,350,424	217,582,303	291,839,464	259,654,597	33,146,589
Cumulative Cash Flow			$-50,030,230	-60,885,301	129,526,371	304,534,001	512,394,594	690,745,018	908,327,322	1,200,166,786	1,459,821,383	1,492,967,972
Net Cash Flow	Million $	1,493	-50	-11	190	175	208	178	218	292	260	33
Post-Tax Key Economic Results
Post-Tax NPV		$1,030,611,483
Post-Tax IRR	%	143
Payback Period	Months	14.9

Similarly, a sensitivity analysis for pre-tax NPV is performed solely considering measured and indicated mineral resources, illustrated in the spider chart and tornado chart provided below:

Location and Description of Snow Lake Lithium™ Project

The Snow Lake Lithium™ Project is located in north central Manitoba, approximately 20 km (12.4 miles) east of the mining community of Snow Lake.

The Snow Lake Lithium™ Project comprises 133 mineral claims covering 24,515 hectares (60,577-acres) and is nearly four times the size of Manhattan. It straddles Crowduck Bay at the northeastern end of Lake Wekusko. The Snow Lake Lithium™ Project is centered on UTM coordinates 455,000 E 6,080,000 N (NAD83, Zone 14) and lies within the National Topographic System map sheet 63JSE13.

440000
450000
460000
470000
480000
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

The Snow Lake Lithium™ Project is located in the Churchill geological province at the eastern end of the Flin Flon Belt. The Flin Flon Belt (1.92-1.88 Ga) is one of the largest Proterozoic volcanic-hosted massive sulphide districts in the world. The east-trending Flin Flon Volcanic Belt (230 X 50 km) is interpreted to be remnant of a Paleoproterozoic orogenic mountain belt which developed as new ocean basin and arc crust interacted with Archean rocks of the Hearne and Superior cratons along complex convergent plate boundaries.

The Snow Lake Lithium™ Project is bisected by the regional Crowduck Bay Fault. The rocks on the eastern side of this fault consist of folded Missi Group sandstones (greywackes) and conglomerates, part of the Eastern Missi Block. To the west, across the fault, the  Snow Lake Lithium™ Project is underlain by plutonic rocks intruding turbidites of the Burntwood Group, part of the Wekusko Lake Block.

There are two main clusters of spodumene-bearing pegmatite dykes on the  Snow Lake Lithium™ Project are known as the Thompson Brothers and Grass River lithium pegmatites. These dyke clusters occur on either side of the Crowduck Bay Fault. The dykes are all tabular in form, but each cluster has a distinct orientation. Additional north-northeast trending pegmatite dykes have been mapped along the Crowduck Bay Fault corridor towards the north.

Thompson Brothers Lithium Pegmatites

The Thompson Brothers dykes are located on the east shore of Grass River linking Wekusko Lake with Crowduck Bay. Here, three mineralized dykes, the TB-1, 2 and 3, intrude Missi Group pebble to cobble conglomerates and greywackes. The Thompson Brothers dykes were drilled by Nova in 2017 and 2018.

Dyke TB-1 strikes 040° and dips about 85° SE. The Thompson Brothers deposit has been drill tested over a 1km strike and to a vertical depth of 1/2 km. The deposit averages 7 to 10m in true width. The mineralized dyke remains open to depth and along strike. Dyke TB-2 occurs to the north of TB-1 has been traced for about 400 m along strike. Based on limited drilling, dyke TB-2 is up to 2.8 m thick and its orientation is interpreted to be sub-parallel to dyke TB-1. Dyke TB-2 could represent the faulted northern extension of dyke TB-1 or an en-echelon, dilational structure. Dyke TB-2 remains open along strike to the north and to depth. Dyke TB-3 is located about 250 m to the northwest of dykes TB-1 and 2. TB-3 has been traced for about 150 m along strike. The TB-3 pegmatite is up to 2.0 m thick, strikes 040° and dips about 080° towards the northwest. In general, the Thompson Brothers dykes appear concordant with the northeast-trending foliation and strata.

Grass River Lithium Pegmatites

On April 10, 2018, we announced the discovery of a second pegmatite cluster on the Snow Lake Lithium™ Project. As part of our compilation of historical data, our consulting geologists discovered details on a cluster of spodumene-bearing pegmatite dykes located about 2 km southwest of the recently drilled Thompson Brothers lithium pegmatite. This cluster, known as the Grass River lithium pegmatites, intrudes the outermost quartz diorite phase of the Rex Lake Pluton and was traced about 600 m along strike by Sherritt Gordon Mines Limited in the 1940s. Dyke SG-1 ranges from 1.5 to 5 m in width and dips 80o to the southwest. Dyke SG-2 is thinner and located about 70 m to the northeast of SG-1 and dips 50o – 70o southwest.

The Grass River dykes intrude the outermost quartz diorite phase of the compositional zoned Rex Lake Pluton on the west side of the Grassy River narrows. Both dykes display some pinch and swell structures along strike, as well as slight changes in strike. Dyke SG-1 has been traced for about 500 meters, striking 1200 and dipping 80o to the southwest. Dyke SG-1 ranges from 10 cm to 5 meters in width and splits into 3 thinner subparallel dykes at its southeastern end. Dyke SG-2 has been traced for almost 400 m, striking parallel to SG-1 at about 70 m towards the east. The dyke dips 50o-70o to the southwest and its width varies between 1.5 cm and 4 meters.

A third outcropping pegmatite dyke (Grassy River pegmatite) is located about 150 meters south of Dyke SG-1 and SG-2. Here, three spodumene bearing outcrops have been mapped more than a 150 m strike length, trending east.

History of Snow Lake Lithium™ Project and Exploration Status

No records documenting the original discovery of lithium enriched pegmatite dykes on the Snow Lake Lithium™ Project have been located. Since the early 1940s various portions of the current Snow Lake Lithium™ Project have been explored by several companies. Certain target areas on the Snow Lake Lithium™ Project have been known as the “Sherritt Gordon Property,” the “Violet Property”, the “Strider Lithium Property.” and the “Thompson Brothers Lithium Property” and now the “Snow Lake Lithium™ Project”.

The highlights of the exploration history are summarized as follows:

In 1931, while working a gold showing near Crowduck Narrows on Wekusko Lake the Kobar brothers discovered a lithium deposit. After a good amount of trenching and clearing the property was optioned to Sherritt Gordon in 1942.

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

In April 2016, Ashburton Ventures (now known as Progressive Planet Solutions Inc.) optioned the Snow Lake Lithium™ Project, at that time consisting of the 20 claims, from Strider Resources and entered into an option financing agreement with TBL (then known as MMPL), at that time Nova”s wholly-owned subsidiary. Through financing provided by MMPL, parts of the property were prospected, and an attempt was made to locate the historical drill holes. Nine surface samples of pegmatite were assayed. In the fall of 2016, a modest program of prospecting and soil sampling was completed. In the winter of 2017, five drill holes targeting the TB-1 pegmatite totaling 1,007 meters were cored.

In March and April 2018, Snow Lake Crowduck staked an additional 18 mineral claims (3,319 hectares, approximately 8,201.43 acres) contiguous with the original Snow Lake Lithium™ Project (20 claims, 2,277 hectares, approximately 5626.59 acres).

During the winter of 2018, TBL (then MMPL) cored 18 drill holes totaling 3,798 meters focusing on the Thompson Brothers pegmatite cluster. Drill sections and plans were prepared, and interpretations of the geology and mineralization were completed. A project data base was created and a model for the deposit has been developed.

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

Historical Mineral Processing and Metallurgical Testing

The Saskatchewan Research Council (“SRC”) completed a preliminary metallurgical testing program on the Snow Lake Lithium™ Project (Xia, L. and Adeoye, A., 2018). The primary objective of this preliminary testing program was to produce a spodumene concentrate with +6.0 % Li2O.

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

Xia and Adeoye recommend a second stage of test work including:

 ●Detailed mineralogy analysis including mineral association, liberation, grain size, etc.;

 ●Comminution test to determine crushing index and mill work index;

 ●Pre-concentration test to increase the feed grade such as sorting, gravity separation and magnetic separation;

 ●Flotation tests to determine the optimal reagent scheme and to maximize the Li2O recovery;

 ●Locked cycle flotation tests to validate the flotation performance and to establish mass balance; and,

 ●Further hydrometallurgical testing to produce better grade Li2CO3.

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

Further Metallurgical Testing of the Grass River Deposit Samples

The most recent metallurgical testwork was completed March 2023, SGS Lakefield has completed a scoping level metallurgical testwork program on the Grass River Lithium Deposit samples. The samples were crushed and screened at ½'’. The oversize fraction was sent for ore sorting testing with Steinert, and the passing fraction was stored for future testwork.

The objective of the tests was to achieve a final production of spodumene concentrate exceeding 6% and containing less than 1% Fe2O3, all while optimizing lithium recovery.

The Bond Ball Mill Work Index for the ore was determined to be 16.4 kWh/t. Magnetic separation effectively removed iron impurities, achieving less than 1.2% Fe2O3 after Dense Media Separation (DMS). The loss of lithium due to magnetic separation was less than 0.4% for Grass River ore. Dense Media Separation tests for the Grass River deposit showed a concentrate grade of 6.45% Li2O, at 67% Li2O recovedry. Mid-sizes and fines were collected and further processed in a series of flotation, resulting in spodumene concentrate collected at 6.17% Li2O with a recovery of 91%. The combined Li2O recovery of the process is approximately 83.5%.

Ownership of the Snow Lake Lithium™ Project

The Snow Lake Lithium™ Project comprises 133 mineral claims, covering 24,515 hectares (approximately 60,577 acres).

Below is a list of the claim names, numbers, areas ownership and expiry dates. All claims are registered with the Manitoba Mineral Resources Division. Property surface rights are held by the Crown.

Number	Name	Disposition	Issue Date	Good To Date	Expiry Date	Area (ha)	Status	Note:
MB1052	ADD 1052	Mining Claim	2001-07-20	2030-07-20	2030-09-18	235	GOOD STANDING	1
MB1053	ADD 1053	Mining Claim	2001-07-20	2030-07-20	2030-09-18	83	GOOD STANDING	1
MB12130	BAZ 12130	Mining Claim	2017-12-05	2029-12-05	2030-02-03	192	GOOD STANDING	2
MB12132	BAZ 12132	Mining Claim	2017-12-05	2030-12-05	2031-02-03	256	GOOD STANDING	2
MB12631	PGB12631	Mining Claim	2022-10-12	2024-10-12	2024-12-11	240	GOOD STANDING	6
MB12632	PGB12632	Mining Claim	2022-10-12	2024-10-12	2024-12-11	192	GOOD STANDING	6
MB12633	PGB12633	Mining Claim	2022-10-12	2024-10-12	2024-12-11	240	GOOD STANDING	6
MB12634	PGB12634	Mining Claim	2022-10-12	2024-10-12	2024-12-11	240	GOOD STANDING	6
MB12635	PGB12635	Mining Claim	2022-10-12	2024-10-12	2024-12-11	240	GOOD STANDING	6
MB12900	PGB2900	Mining Claim	2022-01-20	2024-01-20	2024-03-20	256	GOOD STANDING	5
MB12901	PGB2901	Mining Claim	2022-01-20	2024-01-20	2024-03-20	256	GOOD STANDING	5
MB12902	PGB2902	Mining Claim	2022-01-20	2024-01-20	2024-03-20	256	GOOD STANDING	5
MB12903	PGB2903	Mining Claim	2022-01-21	2024-01-21	2024-03-21	256	GOOD STANDING	5
MB12904	PGB2904	Mining Claim	2022-01-21	2024-01-21	2024-03-21	256	GOOD STANDING	5
MB12905	PGB2905	Mining Claim	2022-01-21	2024-01-21	2024-03-21	256	GOOD STANDING	5
MB12906	PGB2906	Mining Claim	2022-01-21	2024-01-21	2024-03-21	256	GOOD STANDING	5
MB12907	PGB2907	Mining Claim	2022-01-21	2024-01-21	2024-03-21	256	GOOD STANDING	5
MB12908	PGB2908	Mining Claim	2022-01-21	2024-01-21	2024-03-21	256	GOOD STANDING	5
MB12909	PGB2909	Mining Claim	2022-01-21	2024-01-21	2024-03-21	112	GOOD STANDING	5
MB12910	PGB2910	Mining Claim	2022-01-21	2024-01-21	2024-03-21	112	GOOD STANDING	5
MB12911	PGB2911	Mining Claim	2022-01-21	2024-01-21	2024-03-21	256	GOOD STANDING	5
MB12912	PGB2912	Mining Claim	2022-01-21	2024-01-21	2024-03-21	256	GOOD STANDING	5
MB12913	PGB2913	Mining Claim	2022-01-21	2024-01-21	2024-03-21	256	GOOD STANDING	5
MB12914	PGB2914	Mining Claim	2022-01-21	2024-01-21	2024-03-21	256	GOOD STANDING	5
MB12915	PGB2915	Mining Claim	2022-01-21	2024-01-21	2024-03-21	256	GOOD STANDING	5
MB12916	PGB2916	Mining Claim	2022-01-21	2024-01-21	2024-03-21	256	GOOD STANDING	5
MB12917	PGB2917	Mining Claim	2022-01-21	2024-01-21	2024-03-21	256	GOOD STANDING	5
MB12918	PGB2918	Mining Claim	2022-01-21	2024-01-21	2024-03-21	256	GOOD STANDING	5
MB12919	PGB2919	Mining Claim	2022-01-21	2024-01-21	2024-03-21	256	GOOD STANDING	5
MB12920	PGB2920	Mining Claim	2022-01-21	2024-01-21	2024-03-21	144	GOOD STANDING	5
MB12921	PGB2921	Mining Claim	2022-01-21	2024-01-21	2024-03-21	174	GOOD STANDING	5
MB12922	PGB2922	Mining Claim	2022-01-21	2024-01-21	2024-03-21	152	GOOD STANDING	5
MB12923	PGB2923	Mining Claim	2022-01-21	2024-01-21	2024-03-21	256	GOOD STANDING	5
MB12924	PGB2924	Mining Claim	2022-01-21	2024-01-21	2024-03-21	256	GOOD STANDING	5
MB12925	PGB2925	Mining Claim	2022-01-21	2024-01-21	2024-03-21	256	GOOD STANDING	5
MB12926	PGB2926	Mining Claim	2022-01-21	2024-01-21	2024-03-21	212	GOOD STANDING	5
MB12927	PGB2927	Mining Claim	2022-01-21	2024-01-21	2024-03-21	202	GOOD STANDING	5
MB12928	PGB2928	Mining Claim	2022-01-21	2024-01-21	2024-03-21	256	GOOD STANDING	5
MB12929	PGB2929	Mining Claim	2022-01-21	2024-01-21	2024-03-21	256	GOOD STANDING	5
MB12934	PGB2934	Mining Claim	2022-01-21	2024-01-21	2024-03-21	256	GOOD STANDING	5
MB12935	PGB2935	Mining Claim	2022-01-21	2024-01-21	2024-03-21	256	GOOD STANDING	5
MB12936	PGB2936	Mining Claim	2022-01-21	2024-01-21	2024-03-21	136	GOOD STANDING	5
MB12937	PGB2937	Mining Claim	2022-01-21	2024-01-21	2024-03-21	64	GOOD STANDING	5
MB12938	PGB2938	Mining Claim	2022-01-21	2024-01-21	2024-03-21	178	GOOD STANDING	5
MB12939	PGB2939	Mining Claim	2022-01-21	2024-01-21	2024-03-21	256	GOOD STANDING	5
MB12940	PGB2940	Mining Claim	2022-01-21	2024-01-21	2024-03-21	256	GOOD STANDING	5
MB12941	PGB2941	Mining Claim	2022-01-25	2024-01-25	2024-03-25	256	GOOD STANDING	5
MB12942	PGB2942	Mining Claim	2022-01-25	2024-01-25	2024-03-25	256	GOOD STANDING	5
MB12943	PGB2943	Mining Claim	2022-01-25	2024-01-25	2024-03-25	256	GOOD STANDING	5
MB12944	PGB2944	Mining Claim	2022-01-25	2024-01-25	2024-03-25	256	GOOD STANDING	5
MB12945	PGB2945	Mining Claim	2022-01-25	2024-01-25	2024-03-25	256	GOOD STANDING	5
MB12946	PGB2946	Mining Claim	2022-01-25	2024-01-25	2024-03-25	256	GOOD STANDING	5
MB12947	PGB2947	Mining Claim	2022-01-25	2024-01-25	2024-03-25	256	GOOD STANDING	5

MB12954	PGB2954	Mining Claim	2022-01-25	2024-01-25	2024-03-25	128	GOOD STANDING	5
MB12955	PGB2955	Mining Claim	2022-01-25	2024-01-25	2024-03-25	256	GOOD STANDING	5
MB12956	PGB2956	Mining Claim	2022-01-25	2024-01-25	2024-03-25	256	GOOD STANDING	5
MB12957	PGB2957	Mining Claim	2022-01-25	2024-01-25	2024-03-25	256	GOOD STANDING	5
MB12958	PGB2958	Mining Claim	2022-01-25	2024-01-25	2024-03-25	256	GOOD STANDING	5
MB12959	PGB2959	Mining Claim	2022-01-25	2024-01-25	2024-03-25	128	GOOD STANDING	5
MB12960	PGB2960	Mining Claim	2022-01-25	2024-01-25	2024-03-25	256	GOOD STANDING	5
MB12961	PGB2961	Mining Claim	2022-01-25	2024-01-25	2024-03-25	256	GOOD STANDING	5
MB12962	PGB2962	Mining Claim	2022-01-25	2024-01-25	2024-03-25	128	GOOD STANDING	5
MB12963	PGB2963	Mining Claim	2022-01-25	2024-01-25	2024-03-25	256	GOOD STANDING	5
MB12964	PGB2964	Mining Claim	2022-01-25	2024-01-25	2024-03-25	256	GOOD STANDING	5
MB12965	PGB2965	Mining Claim	2022-01-25	2024-01-25	2024-03-25	128	GOOD STANDING	5
MB12967	ROCH2967	Mining Claim	2022-01-30	2024-01-30	2024-03-30	72	GOOD STANDING	5
MB12968	ROCH2968	Mining Claim	2022-01-30	2024-01-30	2024-03-30	256	GOOD STANDING	5
MB12969	ROCH2969	Mining Claim	2022-01-30	2024-01-30	2024-03-30	139	GOOD STANDING	5
MB12970	ROCH2970	Mining Claim	2022-01-30	2024-01-30	2024-03-30	248	GOOD STANDING	5
MB12972	ROCH2972	Mining Claim	2022-01-30	2024-01-30	2024-03-30	99	GOOD STANDING	5
MB12973	ROCH2973	Mining Claim	2022-01-30	2024-01-30	2024-03-30	75	GOOD STANDING	5
MB12974	ROCH2974	Mining Claim	2022-10-12	2024-10-12	2024-12-11	89	GOOD STANDING	6
MB12975	ROCH2975	Mining Claim	2022-10-12	2024-10-12	2024-12-11	148	GOOD STANDING	6
MB12976	ROCH2976	Mining Claim	2022-10-12	2024-10-12	2024-12-11	104	GOOD STANDING	6
MB12977	PGB12977	Mining Claim	2022-10-12	2024-10-12	2024-12-11	216	GOOD STANDING	6
MB12978	PGB12978	Mining Claim	2022-10-12	2024-10-12	2024-12-11	192	GOOD STANDING	6
MB12979	PGB2979	Mining Claim	2022-10-12	2024-10-12	2024-12-11	192	GOOD STANDING	6
MB13493	TBL 001	Mining Claim	2018-04-06	2025-04-06	2025-06-05	256	GOOD STANDING	3
MB13494	TBL 002	Mining Claim	2018-04-06	2025-04-06	2025-06-05	243	GOOD STANDING	3
MB13495	TBL 003	Mining Claim	2018-04-06	2025-04-06	2025-06-05	78	GOOD STANDING	3
MB13496	TBL 004	Mining Claim	2018-04-06	2025-04-06	2025-06-05	151	GOOD STANDING	3
MB13497	TBL 005	Mining Claim	2018-04-06	2025-04-06	2025-06-05	67	GOOD STANDING	3
MB13498	TBL 006	Mining Claim	2018-04-06	2025-04-06	2025-06-05	230	GOOD STANDING	3
MB13499	TBL 007	Mining Claim	2018-04-06	2025-04-06	2025-06-05	185	GOOD STANDING	3
MB13500	TBL 008	Mining Claim	2018-04-06	2025-04-06	2025-06-05	78	GOOD STANDING	3
MB13501	TBL 009	Mining Claim	2018-04-06	2025-04-06	2025-06-05	206	GOOD STANDING	3
MB13502	TBL 010	Mining Claim	2018-04-06	2025-04-06	2025-06-05	173	GOOD STANDING	3
MB13503	TBL 011	Mining Claim	2018-04-06	2025-04-06	2025-06-05	72	GOOD STANDING	3
MB13504	TBL 012	Mining Claim	2018-04-06	2025-04-06	2025-06-05	250	GOOD STANDING	3
MB13505	TBL 013	Mining Claim	2018-04-06	2025-04-06	2025-06-05	237	GOOD STANDING	3
MB13506	TBL 014	Mining Claim	2018-04-06	2025-04-06	2025-06-05	121	GOOD STANDING	3
MB13507	TBL 015	Mining Claim	2018-04-06	2025-04-06	2025-06-05	256	GOOD STANDING	3
MB13508	TBL 016	Mining Claim	2018-04-06	2025-04-06	2025-06-05	220	GOOD STANDING	3
MB13509	TBL 017	Mining Claim	2018-04-06	2025-04-06	2025-06-05	240	GOOD STANDING	3
MB13510	TBL 018	Mining Claim	2018-04-06	2025-04-06	2025-06-05	256	GOOD STANDING	3
MB13784	HERB 15	Mining Claim	2021-06-23	2024-06-23	2024-08-22	60	GOOD STANDING	4
MB13785	HERB 5	Mining Claim	2021-06-24	2024-06-24	2024-08-23	64	GOOD STANDING	4
MB13851	HERB 1	Mining Claim	2021-06-19	2024-06-19	2024-08-18	240	GOOD STANDING	4
MB13852	HERB 2	Mining Claim	2021-06-19	2024-06-19	2024-08-18	256	GOOD STANDING	4
MB13853	HERB 3	Mining Claim	2021-06-19	2024-06-19	2024-08-18	189	GOOD STANDING	4
MB13854	HERB 4	Mining Claim	2021-06-19	2024-06-19	2024-08-18	82	GOOD STANDING	4
MB13855	HERB 21	Mining Claim	2021-06-24	2024-06-24	2024-08-23	50	GOOD STANDING	4
MB13856	HERB 6	Mining Claim	2021-06-19	2024-06-19	2024-08-18	163	GOOD STANDING	4
MB13857	HERB 7	Mining Claim	2021-06-19	2024-06-19	2024-08-18	88	GOOD STANDING	4
MB13858	HERB 8	Mining Claim	2021-06-22	2024-06-22	2024-08-21	174	GOOD STANDING	4
MB13859	HERB 9	Mining Claim	2021-06-22	2024-06-22	2024-08-21	246	GOOD STANDING	4
MB13860	HERB 10	Mining Claim	2021-06-22	2024-06-22	2024-08-21	252	GOOD STANDING	4
MB13861	HERB 11	Mining Claim	2021-06-20	2024-06-20	2024-08-19	250	GOOD STANDING	4
MB13862	HERB 12	Mining Claim	2021-06-20	2024-06-20	2024-08-19	138	GOOD STANDING	4
MB13863	HERB 13	Mining Claim	2021-06-23	2024-06-23	2024-08-22	138	GOOD STANDING	4
MB13864	HERB 14	Mining Claim	2021-06-23	2024-06-23	2024-08-22	219	GOOD STANDING	4
MB13865	HERB 22	Mining Claim	2021-06-24	2024-06-24	2024-08-23	56	GOOD STANDING	4
MB13866	HERB 16	Mining Claim	2021-06-23	2024-06-23	2024-08-22	40	GOOD STANDING	4
MB13867	HERB 17	Mining Claim	2021-06-23	2024-06-23	2024-08-22	106	GOOD STANDING	4
MB13868	HERB 18	Mining Claim	2021-06-24	2024-06-24	2024-08-23	32	GOOD STANDING	4
MB13869	HERB 19	Mining Claim	2021-06-24	2024-06-24	2024-08-23	124	GOOD STANDING	4
MB13870	HERB 20	Mining Claim	2021-06-24	2024-06-24	2024-08-23	220	GOOD STANDING	4
MB5735	CRO 5735	Mining Claim	2010-02-11	2030-02-11	2030-04-12	216	GOOD STANDING	2
MB5736	CRO 5736	Mining Claim	2010-02-11	2030-02-11	2030-04-12	202	GOOD STANDING	2
MB5737	CRO 5737	Mining Claim	2010-02-11	2030-02-11	2030-04-12	250	GOOD STANDING	2
MB6301	ADD 6301	Mining Claim	2006-03-24	2030-03-24	2030-05-23	110	GOOD STANDING	1
MB6303	ADD 6303	Mining Claim	2008-03-17	2030-03-17	2030-05-16	180	GOOD STANDING	1
MB6305	ADD 6305	Mining Claim	2009-02-11	2030-02-11	2030-04-12	224	GOOD STANDING	1

MB9830	ADD 9830	Mining Claim	2018-03-06	2030-03-06	2030-05-05	40	GOOD STANDING	1
P2818F	ADD 13	Mining Claim	1994-09-30	2030-09-30	2030-11-29	16	GOOD STANDING	1
P3033F	ADD 3033	Mining Claim	1995-04-21	2031-04-21	2031-06-20	32	GOOD STANDING	1
P3035F	ADD 3035	Mining Claim	1995-04-21	2030-04-21	2030-06-20	53	GOOD STANDING	1
P3203F	ADD 3203	Mining Claim	1995-09-11	2030-09-11	2030-11-10	82	GOOD STANDING	1
P7463B	THOMPSON #2	Mining Claim	1964-11-05	2032-11-05	2031-01-04	21	GOOD STANDING	1
P7464B	THOMPSON #3	Mining Claim	1964-11-05	2032-11-05	2031-01-04	21	GOOD STANDING	1
W47378	THOMPSON 7	Mining Claim	1982-07-08	2030-07-08	2030-09-06	16	GOOD STANDING	1
W47380	THOMPSON 6	Mining Claim	1982-07-08	2033-07-08	2031-09-06	16	GOOD STANDING	1
W49853	ADD 49853	Mining Claim	1996-04-22	2033-04-22	2031-06-21	32	GOOD STANDING	1

1 -These claims were optioned 100% from Strider Resources, by Progressive Planet Solutions (PLAN) (formerly named Ashburton Ventures) April 21, 2016.  September 26, 2016 Thompson Bros (Lithium) Pty Ltd (TBL) (formerly named Manitoba Minerals PTY Ltd) optioned 100% rights of them from PLAN by funding the requirements of the Strider Option. April 12, 2017 the PLAN / TBL Option was amended to reduce the right to just 80% option purchase.  November 14, 2018 PLAN optioned the rights to the remaining 20% option to Snow Lake. November 15, 2018 PLAN and Strider amended their option to allow the sale of 100% of the project to Snow Lake via TBL. March 08, 2019 Snow Lake purchased TBLPL from Nova  (TBL had 80% rights to the project). At this time Snow Lake held 20% from PLAN, and the remaining 80% through their purchase of TBL from Nova. April 12, 2019 all option requirements were fulfilled and the property was 100% held by Snow Lake (subject to 2% NSR)

2 -These two claims were added to the Option agreement as they were staked within the area of material interest. Snow Lake paid the staking costs to Strider and they were added to the option.

3 -These claims were staked by the Company on or around April 4, 2018

4 -These claims were staked by the Company during May and June, 2021

5 -These claims were staked by the Company during December 2021 and January 2022.

6 -These claims were staked by the Company in September 2022.

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

Local Resources

Snow Lake is the closest community to the Snow Lake Lithium™ Project . Snow Lake had a permanent resident population of 1,088 in 2021 and has 604 private dwellings. There are two small residential subdivisions located on Wekusko Lake along Highway 392, as well as cottages at Herb Lake and Cotes Landings. There are also a small number of seasonal remote cabins located on Wekusko Lake. The Wekusko Falls Provincial Park (88 ha) is located on the east side of Wekusko Lake and offers camping. The Wekusko Falls Lodge provides accommodations and meals.

Snow Lake is an established mining community and has the infrastructure in place to support exploration and mining operations in the region. Services include a health facility staffed with one doctors, an ambulance, three fire truck, a 3-person RCMP detachment, an RBC bank branch, grocery and hardware stores, one hotels/motel, two service stations, a kindergarten to grade 12 school, a hockey arena, a five-sheet curling rink and a nine-hole golf course. A small-craft charter service operates out of the community of Snow Lake, where small planes and helicopters can be chartered. There is a 1,100 m by 20 m municipal gravel airstrip located approximately 8.5 km northwest of the Snow Lake Lithium™ Project. The nearest rail access is at the Wekusko siding, approximately 65 km southeast of the Snow Lake Lithium™ Project.

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

Infrastructure

Gridding, trenching, stripping and road building in the target areas on the Snow Lake Lithium™ Project, we expect, should be easily accomplished. Ample water is available for drilling purposes.

There are no permanent or temporary structures on the Snow Lake Lithium™ Project, and we have not established any exploration infrastructure on the property.

The area of the Snow Lake Lithium™ Project is sufficiently large to host a mining operation. A power line traverses the southern extremity of the property. The valley located directly east of the property could serve as a potential tailing storage area. Winter access roads to the Snow Lake Lithium™ Project  can be used for hauling purposes.

Physiography

The Snow Lake Lithium™ Project is located along the southern edge of the Precambrian Shield within the Wekusko Eco-district, Churchill River Upland Eco-region, Boreal Shield Eco-zone.

The Snow Lake Lithium™ Project  straddles Crowduck Bay at the northeastern end of Lake Wekusko. Wekusko Lake is a large, shallow body of water covering an area of approximately 25 km long by 3 to 10 km wide. Crowduck Bay is part of a long (12 km) narrow channel leading to the Grass River that continues towards the northeast. Most of the shoreline of Crowduck Bay is flanked by steep, 15 to 20 m slopes. The lake elevation is approximately 257.5 m above sea level and the highest topographical point on the Snow Lake Lithium™ Project  is approximately 305 m above sea level. Most ridges and low-lying areas trend towards the northeast.

The dominant soils are well to excessively drained dystic brunisols that have developed on shallow, sandy and stony veneers of water-worked glacial till overlying bedrock. Significant areas consist of peat-filled depressions with very poorly drained Typic and Terric Fibrisolic and Mesisolic Organic soils overlying loamy to clayey glaciolacustrine sediments.

Geological Setting and Mineralization

Regional Geological Setting

The Snow Lake Lithium™ Project is located in the Churchill geological province at the eastern end of the Flin Flon Belt. The Flin Flon Belt (1.92-1.88 Ga) is one of the largest Proterozoic volcanic-hosted massive sulphide districts in the world. More than 118.7 Mt have been mined from 25 distinct deposits and a further 64.3 Mt are contained in 43 sub-economic or pre-production deposits.

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

To the east of Wekusko Lake there are three main clusters of spodumene-bearing pegmatite dykes known as the Thompson Brothers, Sherritt Gordon and Zoro pegmatites. The Thompson Brothers and Sherritt Gordon pegmatites both occur on the Snow Lake Lithium™ Project. The Zoro pegmatites are located about 5 km east of the Snow Lake Lithium™ Project and are not part of the project. The Zoro property is being explored by Foremost Lithium Ltd. Commonalities in mineralogy, textures and form exist between all 3 dyke clusters; however, they each occur in separate fault bounded crustal blocks and have different orientations. All 3 dyke clusters are interpreted to have been emplaced into fracture systems during the latest regional D5 structural event recognized in the area.

Project Geology and Lithium Mineralization

The Snow Lake Lithium™ Project is bisected by the regional Crowduck Bay Fault. The rocks on the eastern side of this fault consist of folded Missi Group sandstones (greywackes) and conglomerates, part of the Eastern Missi Block. To the west, across the fault, the  Snow Lake Lithium™ Project is underlain by plutonic rocks intruding turbidites of the Burntwood Group, part of the Wekusko Lake Block.

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

Thompson Brothers (TBL) Dykes

The TBL  spodumene-bearing dykes are located on the east shore of Grass River linking Wekusko lake with Crowduck Bay. Here, three mineralized dykes, the TB-1, 2 and 3, intrude Missi Group pebble to cobble conglomerates and greywackes. The Thompson Bros spodumene-bearing lithium rich dykes were drilled by Nova in 2017 and 2018.

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

All the TBL  dykes are sub-parallel to the northeast-trending foliation and strata in general. Dyke TB-2 could represent the faulted northern extension of dyke TB-1 or an en-echelon, dilational structure. Dyke TB-2 remains open along strike to the north and to depth.

Bannatyne (1985) noted 2 additional spodumene bearing pegmatites about 500 m south of the TBL-1. Both dykes are exposed along the steep east shore of Grass River Narrows. These dykes have not been mapped or sampled to date.

Grass River (GR) Dykes

Following drilling done in 2022 the third dyke was confirmed yet it needs further drilling to prove if this is two over lapping dykes or it stepover to offset it.

The GR dykes intrude the outermost quart diorite phase of the compositional zoned Rex Lake Pluton on the west side of the Grassy River Narrows. Both dykes display some pinch and swell structures along strike, as well as slight changes in strike.

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

A third outcropping pegmatite dyke was discovered in during field reconnaissance in 2018. The Grass River pegmatite is located about 150 m south of the GR dykes. Here, three spodumene bearing outcrops were mapped over a 150 m strike length, trending east. One grab sample from the GR dyke graded 3.78 % Li2O.

2022 Exploration Activities for Snow Lake Lithium™ Project

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

GR Pegmatite and Related Dykes

The GR dykes to the southwest of the TBL dyke were the target of further exploration and drilling during the last year. Ground exploration and drilling further defined the GR dykes and defined two additional sets of related dykes, denoted “Crowduck Bay Pegmatite’ (CBP) and “Grass River Pegmatite” (GRP). These dyke sets pinch and swell as they intrude the host country rock, and are mineralogically similar to the TBL dyke. Spodumene crystals in these dykes are noted to be coarser grained than their counterparts in the TBL dyke. Preliminary survey data indicates an overall southeast strike and southwest azimuth dip to the dykes.

Analysis of ongoing surveys will further define the strike and dip of the SGP, CBP and GRP dykes. A total of 46 drill holes were completed on these dyke sets, resulting in 9,186 meters of rock drilled.

Development Activities

Drilling was performed to obtain samples for metallurgical and geotechnical evaluation of the pegmatites and host rocks. The completion of 15 drill holes yielded a one-ton sample of pegmatite ore for the TBL main dyke and 14 drill holes for the GR dyke set. The contract for the metallurgical work was awarded to SGS Laboratories Canada Inc. of Lakefield, Ontario. From both the TBL and GR dikes, geotechnical holes were drilled to collect wall and ore rock samples for geotechnical investigations. A total of 10 geotechnical holes were drilled, providing 556 meters of rock for sampling. The geotechnical analyses have been outsourced to the University of Saskatchewan.

We contracted with SLR Consulting (Canada) Ltd. to conduct a two-year baseline environmental study that includes water, soil, and acoustic studies. The study is presently in progress. Furthermore, Western Heritage Ltd. is conducting an archaeological survey and evaluation of the Snow Lake Lithium™ Project.

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

Our Competitive Strengths

We believe that the following competitive strengths contribute to our success and differentiate us from our competitors:

 ●Our initial metallurgical test work has yielded a spodumene concentrate grading 6.37% Li2O. Initial metallurgical test work demonstrates the Snow Lake Lithium™ Project can produce a concentrate material of 6.37% Li2O using standard metallurgical laboratory test techniques, indicating the likelihood that industry relevant amounts of concentrate can be produced.

 ●Our Snow Lake Lithium™ Project is large and, we believe, is host to valuable lithium resources. Our Snow Lake Lithium™ Project comprises 24,515 hectares (approximately 60,577 acres) and is host to spodumene bearing, lithium-enriched pegmatite dykes and other targets that could potentially contribute to a future lithium resource. Our Snow Lake Lithium™ Project hosts several identified spodumene pegmatite dykes with high-grade lithium found to date. With only 1% of the Snow Lake Lithium™ Project explored to date, we believe that there are many additional lithium bearing pegmatites on the Snow Lake Lithium™ Project yet to be explored.

 ●Historic flotation tests indicate that a spodumene concentrate with +6.0% Li2O may be readily produced from the deposit. We announced in 2018 outstanding new high-grade drill results at the Snow Lake Lithium™ Project, with release of the complete data set from the recent phase of drilling. The results confirm a high-grade and consistent lithium bearing pegmatite dyke in the Snow Lake Lithium™ Project that appears open at depth and along strike at both ends. Additional dykes were also identified and require further follow up expected as part of the next field program as weather conditions permit.

●No significant technical challenges related to exploration and development of the deposits have been identified. We expect, although we cannot guarantee, that our drill hole database  and their interpretation will be used to support the planning of future drilling programs. No significant technical challenges related to exploration and development of these deposits have been identified to date.

 ●We are strategically located in the North American market. Our Snow Lake Lithium™ Project is located in proximity to major downstream lithium processing facilities as well as to major US battery customers including General Motors, BMW, Nissan, Mercedes and Tesla automobile manufactures. With Snow Lake’s access to the Hudson Bay railway just 65 km from the Snow Lake Lithium™ Project, our project is strategically located close to the CN rail lines to deliver lithium product to the entire Auto Alley market.

 ●Leadership team of experienced mining executives and operators, with a track record of de-risking and delivering. We believe that our management team’s background and experience in the mining industry will enable us to achieve growth. Our management team consists of members with extensive experience in the mining industry.

Our Growth Strategies

We have developed a strategic plan for further exploration and development of the Snow Lake Lithium™ project that includes the following milestones:

 ● Complete preliminary feasibility study. We are planning to undertake a PFS on the Snow Lake Lithium™ Project. This represents the next step in the process of moving from exploration towards the potential to establish commercial operations. The study will review the test work, process design, vendor furnished equipment packages and preliminary design in addition to cost estimates for the development of a commercial spodumene processing plant.

 ●Complete next stage of resource exploration drilling leading to an updated mineral resource estimate We intend to continue drilling to both upgrade our mineral resources, as well as to explore for extensions to the existing mineral resources.

 ●Acquisitions of additional lithium properties and projects.  In addition to our organic growth strategy of developing the Snow Lake Lithium™ Project, we intend to engage in strategic acquisitions of additional lithium properties and projects of merit.

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

4.C. Organizational structure

The chart below presents our corporate structure:

Thompson Bros (Lithium) Pty Ltd. has been deregistered in Australia and Manitoba.

4.D. Plants, Property and Equipment

Our corporate address is 360 Main St 30th Floor, Winnipeg, MB R3C 0V1 Canada.. Currently, we do not maintain any office or operational facilities other than an off-site storage facility for our core samples, which we lease at a nominal fee. We believe that we will be able to obtain adequate facilities, principally through leasing, to accommodate our future expansion plans. For a description of the real property owned by us, please see ”Location and Description of Snow Lake Lithium™ Project” herein.

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

5.A. Operating Results

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) of Snow Lake Resources Ltd., d/b/a Snow Lake Lithium Ltd. (“Snow Lake”, “we” or the “Company”) was revised on March 19, 2024, and summarizes the significant factors affecting the Company’s operating results, financial condition, liquidity and cash flows as of and for the years ended June 30, 2023, 2022 and 2021. This MD&A should be read in conjunction with the Company’s amended and restated consolidated financial statements and the related notes thereto for the years ended June 30, 2023 (the “Restated 2023 Financials”). Amounts are expressed in Canadian dollars unless otherwise stated. This MD&A contains forward-looking statements that are based on the beliefs of management, as well as assumptions made by, and information currently available to, our management. Actual results could differ materially from those discussed in or implied by forward-looking statements as a result of various factors.

The 2023 Financials and the financial information contained in this MD&A are prepared pursuant to International Financial Reporting Standards (“IFRS”) and in accordance with the standards of the United States Public Company Accounting Oversight Board. As permitted by the rules of the United States Securities and Exchange Commission for foreign private issuers, we do not reconcile our financial statements to United States generally accepted accounting principles.

This MD&A reports the Company’s activities through October 25, 2023, unless otherwise indicated. All figures are expressed in Canadian dollars, unless otherwise noted.

During the year ended June 30, 2023, the Company remained at the exploration stage, had not placed any of its mineral properties into production, and has not generated any revenues. It intends to proceed with the development of the Snow Lake Lithium™ property through economic studies such as a pre-feasibility study (“PFS”) and provided the results are positive, through to mine development. The Company intends, in the longer term, to derive substantial revenues from becoming a strategic supplier of battery-grade lithium hydroxide to the growing electric vehicle and battery storage markets. The Company is not expected to start generating revenues until the fourth quarter of 2024, at the earliest. Our planned exploration and development of mineral resources, primarily lithium, will require significant investment prior to commercial introduction and may never be successfully developed or commercially successful.

Business Outlook and Strategy

The Company’s primary focus is currently conducting exploration for lithium at our 100% owned Snow Lake Lithium™ Project. Our objective is to develop a world-class lithium mine in the Province of Manitoba and to become the first fully energy renewable lithium concentrate and lithium hydroxide producer in North America, strategically located to supply the United States (“U.S.”) “Auto Alley,” from Michigan to the southern U.S., with direct rail access running south via Winnipeg. With our commitment to the environment, corporate social responsibility and sustainability, we aim to derive substantial revenues from the sale of lithium to the growing electric vehicle, or EV and battery storage markets in the U.S. and abroad. With access to renewable energy produced in Manitoba, we expect to become the first supplier in North America of lithium mined exclusively with the benefit of power produced from fully sustainable, local sources.

The Snow Lake Lithium™ Project

Our 100% owned Snow Lake Lithium™ Project covers a 59,587-acre site that has only been 1% explored and contains an identified-to-date 8.2 million metric tonnes measured, indicated and inferred resource at between 0.99% and 1.13% Li2O. The Snow Lake Lithium™ Project is strategically located in Manitoba, ideally situated to economically deliver mined and processed lithium products to the EV battery industry serving North America’s “Auto Alley”. With direct rail access running north to the Port of Churchill, which supplies access to Europe by ship, we would potentially expect to be able to economically deliver our future lithium output to the markets of Europe as well. Preliminary exploration of our Snow Lake Lithium™ property indicates a substantial S-K 1300 compliant measured, indicated and inferred resource of lithium ore, and we have only explored 1% of the Snow Lake Lithium™ property. We expect to prove this measured, indicated and inferred resource in the near future through further exploration and technical analysis and reporting, although we can provide no guarantee that our measured, indicated and inferred resource will be confirmed as proven or probable reserves. With expected to be proven mineral resources and our prime location, successful completion of a PFS, obtaining of the required permitting and building of a mine and ore concentrator, we expect to be able to produce economically significant amounts of marketable lithium ore concentrate in a socially responsible and environmentally friendly way while utilizing renewable energy to power our mining operations. Assuming our successful execution of the required exploration and development steps and operating in accordance with our ESG corporate principals, we expect to be in a strong position to be able to exploit, through offtake agreements with OEM manufacturers, the anticipated rising demand for lithium hydroxide to meet the burgeoning needs of the EV battery and related markets in North America and beyond.

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

On January 6, 2023, the Company announced that it has acquired additional land claims in the historic mining district of Snow Lake, Manitoba. The Company staked a total of nine claims covering an area of 1,728 hectares near Dion Creek, Lost Frog Lake, and the Grass River East. These claims are located in areas known for their pegmatite occurrences as mapped by the Ministry of Northern Development and Mines. With the acquisition of additional land claims in and around Snow Lake Lithium’s current resource block, the Company’s total land position now stands at 24,114 hectares (59,587-acres), an increase of approximately 8% as compared to the prior land position.

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

On June 30, 2023, the Company provided an update and analysis on the recently completed Grass River Project (GRP) Resource Drilling campaign. For a summary of the update, please refer to the press release dated June 30, 2023, which can be found on EDGAR under the Company’s profile.

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

	2023	2022	2021
	$	$	$
Expenses
Professional fees	6,971,520	698,209	174,211
Directors’ and officers’ consulting fees	3,840,915	687,585	200,858
Stock-based compensation	2,630,249	8,035,506	-
Insurance expense	924,834	681,504	-
Consulting fees	858,517	220,890	34,399
General and administrative expenses	518,824	129,415	8,254
Travel expenses	248,746	112,074	-
Transfer agent and regulatory fees	141,446	236,926	22,244
Bank fees and interest	13,577	9,343	2,084
Research expenses	12,000	33,733	-
Depreciation on right-of-use assets	2,640	-	-
Interest on loan and debentures	1,193	167,873	140,264
Amortization of transaction costs	-	56,512	13,284
Accretion expense	654	-	-
	(16,165,115)	(11,069,570)	(595,598)
	2023	2022	2021
	$	$	$
Other Income
(Loss) gain on change in fair value of derivative liabilities	(246,460)	1,103,839	32,676
Loss on shares-for-debt settlement	(157,502)	-	-
Grant income	109,750	109,745	-
Recovery of accounts payable	-	-	10,740
Foreign exchange gain (loss)	996,382	409,532	(254)
	702,170	1,623,116	43,162
Net Loss and Comprehensive Loss	(15,462,945)	(9,446,454)	(552,436)

During Fiscal 2023, the Company incurred total operating expenses of $16,165,115, as compared to total operating expenses of $11,069,570 in 2022 and $595,598 in 2021. The substantial increase in operating expenses in Fiscal 2023 is primarily due to increases in professional fees and directors’ and officers’ consulting fees, of which key components of Snow Lake’s results of operations during the years ended June 30, 2023, 2022 and 2021 are discussed as follows:

•Professional fees totalled $6,971,520 (2022 – $698,209; 2021 – $174,211), for an increase of $6,273,311 from 2022. Part of the increase is due to expenses incurred in relation to the Company’s status as a public company as it had to rely on the services of outside consultants in areas such as legal counsel, accountants and auditors, which remain critical to the Company’s operations post-listing. On the other hand, the Company also incurred substantial expenses in relation to the proxy requisition among certain shareholders and the old management, which culminated with the restructure which took place upon completion of the Meeting.

•Directors’ and officers’ consulting fees totalled $3,840,915 (2022 – $687,585; 2021 – $200,858), for an increase of $3,153,330 from 2022. The substantial increase is primarily due to certain addendum payments made to the former executives during the period. On November 1, 2022, the Company purported to amend the consulting agreements with the entities controlled by the former CEO and COO, with an addendum which amended the termination clause of their respective agreements. As a result of the addendum, the Company recorded fees of $1,672,988 (USD $1,224,040) and $881,842 (USD $648,020), respectively, of which the payout was made to the respective entities controlled by the former CEO and COO.

•Non-cash stock-based compensation totalled $2,630,249 (2022 – $8,035,506; 2021 – $nil), for a decrease of $5,405,257 from 2022. In January 2023, the Company granted restricted share units (“RSUs”) and stock options to certain officers and directors, where yielded fair values which were valued at a much lower amount as compared to 2022. The value of stock-based compensation is dependent on the valuation of the grant date fair value of these securities, which is subject to various estimates, based on the application of the Black-Scholes valuation model which requires management to make various assumptions and estimates which are susceptible to uncertainty, including the expected volatility of the share price, expected forfeitures, expected dividend yield, expected term of the warrants or options, and expected risk-free interest rate. Changes in these input assumptions can significantly affect the fair value estimate.

•Insurance expense from directors’ and officers’ (“D&O”) insurance coverage totalled $924,834 (2022 –$681,504; 2021 – $nil), for an increase of $243,330 from 2022. Upon listing, the Company was required to obtain D&O insurance for its officers and directors. The higher insurance expense amount for Fiscal 2023 is also a reflection of the coverage used up for the current year in question. Going forward, management expects to obtain D&O insurance coverage at possibly lower premiums.

•Consulting fees totalled $858,517 (2022 – $220,890; 2021 – $34,399), for an increase of $637,627 from 2022. Consulting fees comprised of third-party work primarily for marketing, investor relations and information technology. These fees are primarily related to promotional activities related to costs associated with the Company building its marketing strategy.

•General and administrative (“G&A”) expenses totalled $518,824 (2022 – $129,415; 2021 – $8,254), for an increase of $389,409 from 2022. The increase in G&A expenses is directly correlated to the increased scope of activities as the Company continued expansion from its drilling program.

•Travel expenses totalled $248,746 (2022 – $112,074; 2021 – $nil), for an increase of $136,672 from 2022. Since travel restrictions from COVID began lifting in 2022, management had resumed travelling for business purposes as COVID restrictions began lifting.

•Transfer agent and regulatory fees totalled $141,446 (2022 – $236,926; 2021 – $22,244), for a decrease of $95,480 from 2022. Similar to D&O insurance, it was essential for the Company to appoint a transfer agent upon listing to assist in recording changes of ownership and maintaining security holder records. Regulatory fees comprised of filing in conjunction of the listing and ensuing filing requirements, are also included in transfer agent and regulatory fees. As there were little financing activities undertaken during the current year, a relative decrease in such expenses was incurred.

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

As a result of the above items, net loss for the year ended June 30, 2023 was $15,462,945 (2022 – $9,446,454; 2021 – $552,436). Net loss per share for Fiscal 2023 was $0.85 per basic and diluted share (2022 – $0.60; 2021 – $0.04 per basic and diluted share).

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

	2023	2022	2021
	$	$	$
Operating Activities
Net loss for the year	(15,462,945)	(9,446,454)	(552,436)
Adjustments for non-cash items	4,426,669	7,122,585	110,132
Net change in non-cash working capital items	737,485	(775,103)	78,828
Cash Flows (used in) Operating Activities	(10,298,791)	(3,098,972)	(363,476)

Financing Activities
Proceeds from issuance of convertible debentures	-	-	805,000
Proceeds from issuance of shares on IPO	-	34,988,520	-
Share issuance costs	-	(2,995,448)	-
Proceeds received from loan	-	873,253	-
Repayment on loan	(201,532)	(679,617)	-
Proceeds from exercise of warrants	31,578	365,114	4,883
Payments made on lease deposit	(18,367)	-	-
Lease payments	(2,986)	-	-
Cash Flows provided by (used in) Financing Activities	(191,307)	32,551,822	809,883

Investing Activities
Payments for exploration and evaluation assets	(9,461,430)	(5,979,286)	(270,652)
Cash Flows (used by) Investing Activities	(9,461,430)	(5,979,286)	(270,652)

(Decrease) increase	(19,951,528)	23,473,564	175,755
Cash, beginning of year	23,792,408	318,844	143,089
Cash, end of year	3,840,880	23,792,408	318,844

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

As at June 30, 2023, the Company had current assets of $4,916,236 (2022 – $25,029,009; 2021 –$397,461), including cash of $3,840,880 (June 30, 2022 – $23,792,408; June 30, 2021 – $318,844) to settle current liabilities of $3,883,529 (June 30, 2022 – $1,780,877; June 30, 2021 – $1,374,819), for a working capital of $1,032,707 (June 30, 2022 –$23,248,132; June 30, 2021 – working capital deficiency of $977,358).

Management is actively monitoring cash forecasts and managing performance against its forecasts. In the past year, the Company had substantially built up financial position through the raising of funds from the IPO and by conversion certain outstanding debentures and was able to raise additional funds from the Offering subsequent to year-end. Nevertheless, management will remain cautious in its capital management approach, and continue to look for new sources of financing in the next 12 months, to fund its working capital to advance the Company’s operations.

Significant Accounting Judgments, Estimates and Assumptions

The preparation of the Company’s consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, revenue and expenses. These are described in greater detail in Note 3(e) to the Restated 2023 Financials.

Summary of Significant Accounting Policies

The significant accounting policies used by the Company are described in greater detail in Note 4 to the Restated 2023 Financials.

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

As of August 9, 2023 160,000 RSUs out of the 470,000 RSUs awarded on January 30, 2023 had met the milestones required to vest, on September 26, 2023, the Company paid $546,476 (USD $400,000) to redeem 160,000 of the vested RSUs at USD $2.50 each.

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

Kathleen Skerrett. Ms. Skerrett is the Chair of the Securities Group at Gardiner Roberts LLP, specializing in advising clients on forming, financing, maintaining and reorganizing public companies. Ms. Skerrett was called to the Bar in Ontario in 1996 after earning a Bachelor of Laws from the University in Toronto in 1994. She also earned a Bachelor of Commerce degree from Trinity College, University of Toronto in 1991 and has completed the Canadian Securities Course. Ms. Skerrett advises clients on all aspects of compliance with corporate and securities laws, including structuring of financing transactions, mergers and acquisitions, corporate governance and continuous disclosure reporting. Ms. Skerrett has a broad breadth of industry experience including advising clients in the manufacturing, technology, financial and health and wellness sectors. In particular, she has developed a strong practice in the resource sector with expertise in both structuring mining related contracts and advising on additional public company compliance matters for this sector. Ms. Skerrett also provides advice on a variety of corporate matters to private entities. Ms. Skerrett has acted as a director and/or officer of a number of public companies listed on all of the Canadian stock exchanges and is currently on the board of directors of the Canada’s National Ballet School Foundation.

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

All amounts reported in the table below reflect the cost to the Company, in thousands of Canadian dollars, for the year ended June 30, 2023.

Name:	Salary or Fees earned or paid in cash (C$)	Option awards (C$)	Common Share Awards (C$)	Cash Bonus (C$)	Total (C$)	Outstanding options as of June 30, 2023 (Common Shares)
All directors and senior management as a group, consisting of 8 persons	3,921,502	1,515,266	907,250	334,738	6,678,756	1,462,407

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

We plan to pay aggregate cash compensation of US$346,654 and US$371,886 per fiscal year, respectively, to our directors and executive officers as a group.

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

*Less than 1%

(1)As of the date of this report, a total of 20,319,789 common shares are considered to be outstanding pursuant to SEC Rule 13d-3(d)(1). For each beneficial owner above, any securities that are exercisable or convertible within 60 days have been included in the denominator.

(2)Consists of 200,000 restricted stock units (“RSUs”) none of which are currently exercisable within 60 days and options for the purchase of 250,000 common shares, none of which are exercisable within 60 days. The RSUs are exercisable for the corresponding number of common shares and vest as follows:  33,000 RSUs shall vest upon the volume weighted average price (“VWAP”) of the Corporation’s common shares exceeding the greater of each of these thresholds for a period of 20 consecutive trading days: (i) US$3.00; (ii) US$3.50; (iii) US$4.50; and (iv) US$5.50, and 34,000 RSUs shall vest upon the “VWAP of the Corporation’s common shares exceeding the greater of each of these thresholds for a period of 20 consecutive trading days:  (i) US$6.50; and (ii) US$7.50.  The options have an exercise price of US$2.25 per share and a term of three years. They are subject to vesting over 18 months with 25% of such Options vesting on January 17, 2024, an additional 25% vesting on July 17, 2024 and the remaining 50% vesting on January 17, 2025. None of the options are exercisable within 60 days of the date of this Annual Report.  Mr. Wheatley’s address is c/o our company, Snow Lake Resources Ltd., 360 Main St 30th Floor, Winnipeg, Manitoba R3C 4G1 Canada.

(3)Currently holds no shares or options

(4)Consists of 8,000 restricted common shares, warrants for the purchase of 4,000 common shares exercisable within 60 days and options for the purchase of 60,000 common shares exercisable within 60 days.

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

(6)Christopher Gerteisen is the Chief Executive Officer of Nova and has voting and investment power over the securities held by it. Mr. Gerteisen disclaims beneficial ownership of the shares held by Nova except to the extent of his pecuniary interest, if any, in such shares. The address of Nova is Suite 602, 566 St Kilda Road, Melbourne, Victoria 3004 Australia.

(7)Consists of 681,738 restricted common shares, warrants for the purchase of 84,285 common shares exercisable within 60 days and options for the purchase of 228,489 common shares exercisable within 60 days. Mr. Knight was granted an option to purchase 140,000 common shares on May 25, 2019 at a weighted average exercise price of C$2.50 for five years. Surge Wealth Inc., an Ontario corporation (“Surge Wealth”) was granted options to purchase 228,489 common shares on November 21, 2021. Mr. Knight, in his capacity as the President and Director of Surge Wealth, has the power to vote and the power to direct the disposition of all of the securities held by Surge Wealth. The address of Surge Wealth is 522 Ryerse Blvd, Simcoe, ON, CA. The options have a weighted average exercise price of US$7.50 per share and a term of five years. They are subject to vesting over a minimum of 12 months with no more than 1/4 of such Options vesting in any three-month period. All 228,489 of the options are exercisable within 60 days of the date of this report.

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

Share-based compensation

During the year ended June 30, 2023, the Company had granted certain restricted share units and options to various directors and officers. Total stock-based compensation of C$$2,422,516 (2022 – C$8,035,506; 2021 – $nil) was recorded in connection with the vesting of these securities.

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

Generally, the common shares will not constitute “taxable Canadian property” to a Non-Canadian Holder at a particular time provided that the common shares are listed at that time on a “designated stock exchange” (as defined in the Canadian Tax Act), which includes Nasdaq unless at any particular time during the 60-month period that ends at that time:

●at least 25% of the issued shares of any class or series of our capital stock was owned by or belonged to any combination of (a) the Non-Canadian Holder, (b) persons with whom the Non-Canadian Holder does not deal at arm’s length, and (c) partnerships in which the Non-Canadian Holder or a person described in (b) holds a membership interest directly or indirectly through one or more partnerships, and

●more than 50% of the fair market value of the common shares was derived, directly or indirectly, from one or any combination of : (i) real or immoveable property situated in Canada, (ii) “Canadian resource properties” (as that term is defined in the Canadian Tax Act), (iii) “timber resource properties” (as that term is defined in the Canadian Tax Act) and (iv) options in respect of, or interests in, or for civil law rights in, property in any of the foregoing whether or not the property exists.

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

The discussion below of the U.S. federal income tax consequences to “U.S. Holders” will apply to a beneficial owner of our common shares that is for U.S. federal income tax purposes:

●an individual citizen or resident of the United States;

●a corporation (or other entity treated as a corporation) that is created or organized (or treated as created or organized) in or under the laws of the United States, any state thereof or the District of Columbia;

●an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of its source; or

●a trust if (i) a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust, or (ii) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

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

This discussion does not address all of the U.S. federal income tax consequences that may be relevant to specific U.S. Holders in light of their particular circumstances.. In particular, this discussion considers only holders that own and hold our common shares as capital assets within the meaning of Section 1221 of the Code, and does not address the potential application of the alternative minimum tax. In addition, this discussion does not address the U.S. federal income tax consequences to holders that are subject to special rules, including:

●financial institutions or financial services entities;

●insurance companies;

●currency or securities dealers and traders in securities or other persons that generally mark their securities to market for U.S. federal income tax purposes;

●tax-exempt entities;

●governments or agencies or instrumentalities thereof;

●retirement plans;

●regulated investment companies;

●real estate investment trusts;

●certain expatriates or former long-term residents of the United States;

●persons who hold our common shares as part of a “straddle”, “hedge”, “conversion transaction”, “synthetic security” or integrated investment;

●persons that have a “functional currency” other than the U.S. dollar;

●persons that own directly, indirectly or through attribution 5% or more of the voting power of our shares;

●corporations that accumulate earnings to avoid U.S. federal income tax;

●persons subject to special tax accounting rules under Section 451(b) of the Code; or

●partnerships and other pass-through entities, and investors in such pass-through entities.

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

Medicare Tax

Under current law, U.S. Holders that are individuals, estates or trusts and whose income exceeds certain thresholds generally are subject to a 3.8% Medicare contribution tax on unearned income, including, without limitation, dividend on, and gains from the sale or other taxable disposition of our common shares, subject to certain limitations and exceptions. U.S. Holders should consult their own tax advisors regarding the effect, if any, of such tax on their ownership and disposition of our common shares.

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

Moreover, backup withholding of U.S. federal income tax, at a rate of 24%, generally will apply to cash dividends paid on our common shares to a U.S. Holder (other than an exempt recipient) and the proceeds from sales and other dispositions of our common shares by a U.S. Holder (other than an exempt recipient), in each case who:

●fails to provide an accurate taxpayer identification number;

●is notified by the IRS that backup withholding is required; or

●in certain circumstances fails to comply with applicable certification requirements.

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

For the period from July 1, 2021, to June 30, 2023, the following is our reasonable estimate of the uses of the proceeds from the IPO:

●Approximately C$4.74 million was used for resource development activities such as drilling, soil sampling, as well as potential project acquisition;

●Approximately C$1.56 million was used for technical studies and reports such as preliminary economic assessment, preliminary feasibility study, resource modelling and/or technical reports such as an S-K 1300 compliant report;

●Approximately $C2.04 million was used for corporate purposes such as salaries, office, public company fees, audit fees, director and officer insurance premium payments or other similar uses; and

●Approximately C$0.1 million was used for general corporate expenses.

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

We are currently following some Canadian corporate governance practices in lieu of Nasdaq corporate governance listing standards as follows:

●We are currently following Canadian corporate governance practice in lieu of Nasdaq Rule 5605(d)(2), which requires a compensation committee to compose entirely of independent directors. Nachum Labkowski and Peretz Schapiro serve as non-independent directors in the compensation committee.

●We are currently following Canadian corporate governance practice in lieu of Nasdaq Rule 5605(e)(1)(B), which requires a nominating and corporate governance committee to compose entirely of independent directors. Nachum Labkowski and Peretz Schapiro serve as non-independent directors in our nominating and corporate governance committee.

●We are currently following Canadian corporate governance practice in lieu of Nasdaq Rule 5635(a), which requires shareholder approval prior to the issuance of securities in connection with the acquisition of the stock or assets of another company in certain circumstances.

●We are currently following Canadian corporate governance practice in lieu of Nasdaq Rule 5635(c), which requires shareholder approval for the establishment of or any material amendments to equity compensation or purchase plans or other equity compensation arrangements.

●We are currently following Canadian corporate governance practice in lieu of Nasdaq Rule 5635(d), which requires shareholder approval in order to enter into any transaction, other than a public offering, involving the sale, issuance or potential issuance by the Company of common shares (or securities convertible into or exercisable for common shares) equal to 20% or more of the outstanding share capital of the Company or 20% or more of the voting power outstanding before the issuance for less than the greater of book or market value of the common shares.

●We are currently following Canadian corporate governance practice in lieu of Nasdaq Rule 5605(b)(2) which requires the Company’s independent directors to have regularly scheduled meetings at which only independent directors are present.

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

8.1*	List of Subsidiaries of the Registrant
11.1	Code of Ethics and Business Conduct (incorporated by reference to Exhibit 14.1 to Registration Statement on Form F-1 filed on March 26, 2021)
12.1**	Certification of the Chief Executive Officer (Principal Executive Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended

12.2**	Certification of the Chief Financial Officer (Principal Financial Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended
13.1***	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1**	Consent of De Visser Gray LLP
96.1	Technical Report Summary – Initial Assessment of the Snow Lake Lithium Project – Manitoba, Canada, dated August 9, 2023 (incorporated by reference to Exhibit 96.1 to Form 6-K filed on August 11,,2023)
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*Previously filed on Form 20-F on October 31, 2023 (SEC File No. 001-41085) and incorporated herein by reference.

**Filed herewith.

***Furnished herewith.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing this Amendment No. 1 to Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SNOW LAKE RESOURCES LTD.

By:	/s/ Frank Wheatley	By:	/s/ Keith Li
Name:	Frank Wheatley	Name:	Keith Li
Title:	Chief Executive Officer (Principal Executive Officer)	Title:	Chief Financial Officer (Principal Financial and Accounting Officer
Date:	March 25, 2024	Date:	March 25, 2024

Snow Lake Resources Ltd.

Amended and Restated Consolidated Financial Statements

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

Other Matters

Subsequent to the issuance of the previously reported consolidated financial statements for the year ended June 30, 2023, it was determined that the grant of certain restricted share units (“RSUs”) was incorrectly classified under equity as at June 30, 2023. The correct treatment of these RSUs should be a classification as liability on the consolidated statements. See Note 2.

CHARTERED PROFESSIONAL ACCOUNTANTS

Vancouver, Canada

October 25, 2023, except for Note 2, as to which the date is March 19, 2024

We have served as the Company’s auditor since 2019.

Snow Lake Resources Ltd.
Amended and Restated Consolidated Statements of Financial Position
(Expressed in Canadian Dollars)

	As at June 30, 2023	As at June 30, 2022
	$	$
Assets
Current Assets
Cash	3,840,880	23,792,408
Sales tax receivable (Note 5)	181,197	294,164
Prepaids and deposits (Note 6)	883,872	932,150
Due from related party (Note 20)	10,287	10,287
Total Current Assets	4,916,236	25,029,009
Exploration and evaluation assets (Note 7)	21,442,032	12,077,584
Right-of-use assets (Note 8)	60,720	-
Total Assets	26,418,988	37,106,593
Liabilities
Current Liabilities
Accounts payable and accrued liabilities (Note 9)	1,024,134	1,182,449
Due to related parties (Note 20)	86,616	110,274
Loan payable (Note 10)	-	201,157
Lease liabilities – current portion (Note 12)	29,921	-
Derivative liabilities (Note 13)	1,922,246	286,997
Other liabilities (Note 14)	820,612	-
Total Current Liabilities	3,883,529	1,780,877
Lease liabilities (Note 12)	31,107	-
Total Liabilities	3,914,636	1,780,877
Shareholders’ Equity
Share capital (Note 15)	40,570,773	39,733,633
Reserve for restricted share units (Note 16)	86,638	-
Reserve for share-based payments (Note 17)	6,477,565	6,067,323
Reserve for warrants (Note 18)	65,099	70,295
Accumulated deficit	(24,695,723)	(10,545,535)
Total Shareholders’ Equity	22,504,352	35,325,716
Total Liabilities and Shareholders’ Equity	26,418,988	37,106,593

Nature of operations and going concern (Note 1)
Commitments and contingencies (Note 25)
Subsequent events (Note 26)

Approved on behalf of the Board of Directors:

“Brian Imrie” (signed)	“Nochum Labkowski” (signed)
Director	Director

Snow Lake Resources Ltd.
Amended and Restated Consolidated Statements of Loss and Comprehensive Loss
For the Years Ended June 30, 2023, 2022 and 2021
(Expressed in Canadian Dollars)

	2023	2022	2021
	$	$	$
Expenses
Professional fees (Note 13)	6,971,520	698,209	174,211
Directors’ and officers’ consulting fees (Note 19)	3,840,915	687,585	200,858
Stock-based compensation (Notes 14, 16, 17 and 20)	2,630,249	8,035,506	-
Insurance expense	924,834	681,504	-
Consulting fees (Note 13)	858,517	220,890	34,399
General and administrative expenses	518,824	129,415	8,254
Travel expenses	248,746	112,074	-
Transfer agent and regulatory fees	141,446	236,926	22,244
Bank fees and interest	13,577	9,343	2,084
Research expenses	12,000	33,733	-
Depreciation on right-of-use assets (Note 9)	2,640	-	-
Interest on loan and debentures (Notes 10 and 11)	1,193	167,873	140,264
Amortization of transaction costs (Note 11)	-	56,512	13,284
Accretion expense (Note 12)	654	-	-
	(16,165,115)	(11,069,570)	(595,598)
Other Items
(Loss) gain on change in fair value of derivative liabilities (Note 13)	(246,460)	1,103,839	32,676
Loss on shares-for-debt settlement (Note 15(f))	(157,502)	-	-
Grant income (Note 14)	109,750	109,745	-
Recovery of accounts payable	-	-	10,740
Foreign exchange gain (loss)	996,382	409,532	(254)
	702,170	1,623,116	43,162
Net Loss and Comprehensive Loss	(15,462,945)	(9,446,454)	(552,436)
Weighted Average Number of Outstanding Shares
Basic and diluted (Note 19)	18,033,851	15,884,041	13,008,669
Net Loss per Share
Basic and diluted (Note 19)	(0.85)	(0.60)	(0.04)

Snow Lake Resources Ltd.
Amended and Restated Consolidated Statements of Changes in Shareholders’ Equity
For the Years Ended June 30, 2023, 2022 and 2021
(Expressed in Canadian Dollars)

	Number of Shares	Share Capital	Share-Based Payments Reserve	Restricted Share Units Reserve	Warrants Reserve	Accumulated Deficit	Total
	#	$	$	$	$	$	$
Balance, June 30, 2020	13,008,006	5,745,369	1,154,905	-	26,439	(1,719,088)	5,207,625
Exercise of warrants (Notes 15 and 18)	2,170	4,883	-	-	-	-	4,883
Issuance of warrants from convertible debentures (Notes 11 and 18)	-	-	-	-	90,769	-	90,769
Issuance of finder's warrants from convertible debentures (Notes 11 and 18)	-	-	-	-	2,025	-	2,025
Net loss for the year	-	-	-	-	-	(552,436)	(552,436)
Balance, June 30, 2021	13,010,176	5,750,252	1,154,905	-	119,233	(2,271,524)	4,752,866

Issuance of shares on IPO (Note 15)	3,680,000	34,988,520	-	-	-	-	34,988,520
Share issue costs (Note 15)	-	(4,233,129)	-	-	-	-	(4,233,129)
Issuance of conversion of debentures (Notes 11, 13 and 15)	751,163	857,399	-	-	5,895	-	863,294
Issuance of shares on vesting of RSUs (Notes 15 and 16)	240,000	1,950,645		(1,950,645)	-	-	-
Stock-based compensation (Note 17)	-	-	6,084,861	1,950,645	-	-	8,035,506
Cancellation of stock options (Note 17)	-	-	(1,172,443)	-	-	1,172,443	-
Exercise of warrants (Notes 15 and 18)	243,419	419,946	-	-	(54,833)	-	365,113
Net loss for the year	-	-	-	-	-	(9,446,454)	(9,446,454)
Balance, June 30, 2022	17,924,758	39,733,633	6,067,323	-	70,295	(10,545,535)	35,325,716

Issuance of shares on debt settlement (Note 15(f))	240,000	800,366	-	-	-	-	800,366
Stock-based compensation (Notes 16 and 17)	-	-	1,722,999	86,638	-	-	1,809,637
Cancellation of stock options (Note 17)	-	-	(1,312,757)	-	-	1,312,757	-
Exercise of warrants (Notes 15 and 17)	21,052	36,774	-	-	(5,196)	-	31,578
Net loss for the year	-	-	-	-	-	(15,462,945)	(15,462,945)
Balance, June 30, 2023	18,185,810	40,570,773	6,477,565	86,638	65,099	(24,695,723)	22,504,352

Snow Lake Resources Ltd.
Amended and Restated Consolidated Statements of Cash Flows
For the Years Ended June 30, 2023, 2022 and 2021
(Expressed in Canadian Dollars)

	2023	2022	2021
	$	$	$
Operating Activities
Net loss for the year	(15,462,945)	(9,446,454)	(552,436)
Adjustments for non-cash items:
Depreciation on right-of-use assets (Note 8)	2,640	-	-
Interest expenses and accretion (Notes 10 and 11)	1,841	148,406	140,264
Amortization of transaction costs (Note 11)	-	56,512	13,284
Issuance of warrants for investor relations services (Note 13)	409,495	-	-
Issuance of warrants for claims settlement (Note 13)	979,294	-	-
Loss (gain) on change in fair value of derivative liabilities (Note 13)	246,460	(1,103,839)	(32,676)
Loss on shares-for-debt settlement (Note 15(f))	157,502	-	-
Stock-based compensation (Notes 14, 16 and 17)	2,630,249	8,035,506	-
Recovery of accounts payable	-	-	(10,740)
Foreign exchange gain	(812)	(14,000)	-
	(11,036,276)	(2,323,869)	(442,304)
Net change in non-cash working capital items:
Sales tax receivable	112,967	(283,520)	(47)
Prepaids and deposits	66,645	(864,177)	(67,179)
Accounts payable and accrued liabilities (Note 9)	581,531	552,249	84,360
Due to related party	(23,658)	(179,655)	61,694
Cash Flows (used in) Operating Activities	(10,298,791)	(3,098,972)	(363,476)

Financing Activities
Proceeds from issuance of convertible debentures (Note 11)	-	-	805,000
Proceeds from issuance of shares on IPO (Note 15)	-	34,988,520	-
Share issuance costs (Note 15)	-	(2,995,448)	-
Proceeds received from loan (Note 10)	-	873,253	-
Repayment on loan (Note 10)	(201,532)	(679,617)	-
Proceeds from exercise of warrants (Note 15)	31,578	365,114	4,883
Payments made on lease deposit	(18,367)	-	-
Lease payments (Note 8)	(2,986)	-	-
Cash Flows provided by (used in) Financing Activities	(191,307)	32,551,822	809,883

Investing Activities
Payments for exploration and evaluation assets	(9,461,430)	(5,979,286)	(270,652)
Cash Flows (used by) Investing Activities	(9,461,430)	(5,979,286)	(270,652)

(Decrease) increase	(19,951,528)	23,473,564	175,755
Cash, beginning of year	23,792,408	318,844	143,089
Cash, end of year	3,840,880	23,792,408	318,844

Supplemental Information
Exploration and evaluation assets in accounts payable	388,107	485,089	117,015

Snow Lake Resources Ltd.
Notes to the Amended and Restated Consolidated Financial Statements
For the Years Ended June 30, 2023, 2022 and 2021
(Expressed in Canadian Dollars)

1.Nature of Operations and Going Concern

Snow Lake Resources Ltd., d/b/a Snow Lake Lithium Ltd. (“Snow Lake” or the “Company”) was incorporated in the Province of Manitoba, Canada, under the Corporations Act (Manitoba) on May 25, 2018. The Company is a Canadian natural resource exploration company engaged in the exploration and development of mineral resources through its subsidiaries: Snow Lake Exploration Ltd. and Snow Lake (Crowduck) Ltd. The corporate and registered office of the Company is 360 Main St, 30th Floor, Winnipeg, Manitoba, R3C 4G1, Canada.

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

For the year ended June 30, 2023, the Company incurred a net loss of $15,462,945 (2022 – $9,446,454; 2021 – $552,436) and negative cash flow from operations of $10,298,791 (2022 – $3,098,972; 2021 – $363,476), and as at June 30, 2023, the Company had an accumulated deficit of $24,695,723 (June 30, 2022 – $10,545,535; June 30, 2021 – accumulated deficit of $2,271,524). The Company has not yet placed any of its mineral properties into production and, as a result, the Company has no source of operating cash flow. The Company’s ability to continue as a going concern is dependent upon the Company achieving profitable operations to generate sufficient cash flows to fund continuing operations, or, in the absence of adequate cash flows from operations, obtaining additional financing to support operations for the foreseeable future. It is not possible to predict whether financing efforts will be successful or if the Company will attain profitable levels of operations. These conditions, and the unpredictability of the mining business, represent material uncertainties which may cast significant doubt upon the Company’s ability to continue as a going concern.

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

2.Restatement of Previously Reported Consolidated Financial Statements

Subsequent to the issuance of the previously reported consolidated financial statements for the year ended June 30, 2023 (filed on EDGAR on October 31, 2023), it was determined that the grant of certain restricted share units (“RSUs”) was incorrectly classified under equity as at June 30, 2023. The correct treatment of these RSUs should be a classification as liability on the consolidated statements of financial position, to be measured at fair value at the end of each reporting period (see Note 14 for details).

The incorrect classification caused an overstated balance for reserve for RSUs by $735,268, an understated balance for other liabilities by $820,612, and an understated stock-based compensation amount of $85,344, which caused the net loss and comprehensive loss for the year ended June 30, 2023 to be misstated As a result of the corrections, certain balances on the consolidated statement of financial position as at June 30, 2023, and the consolidated statement of loss and comprehensive loss, changes in shareholders’ equity and cash flows for the year ended June 30, 2023 were also affected.

Snow Lake Resources Ltd.
Notes to the Amended and Restated Consolidated Financial Statements
For the Years Ended June 30, 2023, 2022 and 2021
(Expressed in Canadian Dollars)

2.Restatement of Previously Reported Consolidated Financial Statements (continued)

Line items on the amended and restated consolidated statement of financial position as at June 30, 2023, and the consolidated statement of loss and comprehensive loss, changes in shareholders’ equity and cash flows are as follows:

Consolidated Statement of Financial Position and Changes in Shareholders’ Equity

	Previously reported	Adjustments	Restated
	$	$	$
Liabilities
Other liabilities	-	820,612	820,612
Total Current Liabilities	3,062,917	820,612	3,883,529
Total Liabilities	3,094,024	820,612	3,914,636

Shareholders’ Equity
Reserve for restricted share units	821,906	(735,268)	86,638
Accumulated deficit	(24,610,379)	(85,344)	(24,695,723)
Total Shareholders’ Equity	23,324,964	(820,612)	22,504,352

Consolidated Statement of Loss and Comprehensive Loss

	Previously reported	Adjustments	Restated
	$	$	$
Expenses
Stock-based compensation	2,544,905	85,344	2,630,249
Total Expenses	(16,079,771)	(85,344)	(16,165,115)
Net Loss and Comprehensive Loss	(15,377,601)	(85,344)	(15,462,945)

Consolidated Statement of Cash Flows

	Previously reported	Adjustments	Restated
	$	$	$
Operating Activities
Net loss for the year	(15,377,601)	(85,344)	(15,462,945)
Stock-based compensation	2,544,905	85,344	2,630,249

3.Basis of Presentation

(a)Statement of Compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The accounting policies set out below were consistently applied to all periods presented unless otherwise noted.

These consolidated financial statements were reviewed, approved and authorized for issuance by the Board of Directors (the “Board”) of the Company on March 19, 2024.

Snow Lake Resources Ltd.
Notes to the Amended and Restated Consolidated Financial Statements
For the Years Ended June 30, 2023, 2022 and 2021
(Expressed in Canadian Dollars)

3.Basis of Presentation (continued)

(b)Basis of Measurement

These consolidated financial statements have been prepared on the historical cost basis except for certain financial instruments carried at fair value, as explained in the accounting policies as set out in Note 4. In addition, these consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

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

Snow Lake Resources Ltd.
Notes to the Amended and Restated Consolidated Financial Statements
For the Years Ended June 30, 2023, 2022 and 2021
(Expressed in Canadian Dollars)

3.Basis of Presentation (continued)

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

Options, restricted share units and warrants

Options, RSUs and warrants, including finders’ warrants, are initially recognized at fair value using market-based valuation techniques. The fair value of the market-based and performance-based share awards are determined at the date of grant using generally accepted valuation techniques. Assumptions are made and judgments are used in applying the valuation techniques. These assumptions and judgments include the expected volatility of the share price, expected forfeitures, expected dividend yield, expected term of the warrants or options, and expected risk-free interest rate. Such assumptions and judgments are inherently uncertain. Changes in these assumptions can affect the fair value estimates of stock-based compensation.

Snow Lake Resources Ltd.
Notes to the Amended and Restated Consolidated Financial Statements
For the Years Ended June 30, 2023, 2022 and 2021
(Expressed in Canadian Dollars)

3.Basis of Presentation (continued)

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

4.Summary of Significant Accounting Policies

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

Snow Lake Resources Ltd.
Notes to the Amended and Restated Consolidated Financial Statements
For the Years Ended June 30, 2023, 2022 and 2021
(Expressed in Canadian Dollars)

4.Summary of Significant Accounting Policies (continued)

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

(d)Financial Instruments

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

The Company’s financial assets include cash, other receivables excluding any sales tax amounts, and due from related party. The Company’s financial liabilities include its accounts payable, due to related parties, loan payable, lease liabilities, derivative liabilities and other liabilities.

Snow Lake Resources Ltd.
Notes to the Amended and Restated Consolidated Financial Statements
For the Years Ended June 30, 2023, 2022 and 2021
(Expressed in Canadian Dollars)

4.Summary of Significant Accounting Policies (continued)

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

The Company’s classification of financial assets and financial liabilities is summarized below:

Cash	FVTPL
Due to/from related parties	Amortized cost
Accounts payable	Amortized cost
Loan payable	Amortized cost
Lease liabilities	Amortized cost
Derivative liabilities	FVTPL
Other liabilities	FVTPL

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

Snow Lake Resources Ltd.
Notes to the Amended and Restated Consolidated Financial Statements
For the Years Ended June 30, 2023, 2022 and 2021
(Expressed in Canadian Dollars)

4.Summary of Significant Accounting Policies (continued)

(d)Financial Instruments (continued)

Measurement (continued)

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

Snow Lake Resources Ltd.
Notes to the Amended and Restated Consolidated Financial Statements
For the Years Ended June 30, 2023, 2022 and 2021
(Expressed in Canadian Dollars)

4.Summary of Significant Accounting Policies (continued)

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

Snow Lake Resources Ltd.
Notes to the Amended and Restated Consolidated Financial Statements
For the Years Ended June 30, 2023, 2022 and 2021
(Expressed in Canadian Dollars)

4.Summary of Significant Accounting Policies (continued)

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

Snow Lake Resources Ltd.
Notes to the Amended and Restated Consolidated Financial Statements
For the Years Ended June 30, 2023, 2022 and 2021
(Expressed in Canadian Dollars)

4.Summary of Significant Accounting Policies (continued)

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

From time to time, the Company may also grant RSUs with a put right option, which provides the grantee with the right (the “Put Right Option”), but not the obligation to cause the Company to purchase all or a portion of the vested RSUs at a put purchase price (the “Put Purchase Price”). As the grantee has the choice of settlement through cash or in shares, these RSUs with the Put Right Option are considered to be a compound financial instrument that includes both a liability component and an equity component. At the measurement date, the Company accounts for the two components separately i.e. applying the requirements for cash-settled share-based payments to the liability component and applying the requirements for equity-settled share-based payments to the equity component, if that component has a recognized value. Applying the requirements for equity-settled share-based payments, the value of the equity component is not remeasured subsequently. Applying the requirements for cash-settled share-based payments, the liability is remeasured at each reporting date and on settlement date to its fair value.

If the grantee chooses cash settlement, then the cash payment settles the liability. Any equity component previously recognized in equity remains in equity. If the grantee employee chooses settlement in equity instruments, then the liability is transferred to equity as consideration for issuing the equity instruments.

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

Snow Lake Resources Ltd.
Notes to the Amended and Restated Consolidated Financial Statements
For the Years Ended June 30, 2023, 2022 and 2021
(Expressed in Canadian Dollars)

4.Summary of Significant Accounting Policies (continued)

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

Snow Lake Resources Ltd.
Notes to the Amended and Restated Consolidated Financial Statements
For the Years Ended June 30, 2023, 2022 and 2021
(Expressed in Canadian Dollars)

4.Summary of Significant Accounting Policies (continued)

(q)Adoption of New Accounting Standards and Amendments (continued)

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

5.Sales Tax Receivable

The Company’s sales tax receivable balance represents amounts due from government taxation authorities in respect of the Good and Services Tax/Harmonized Sales Tax. The Company anticipates full recovery of these amounts and therefore no ECL has been recorded against these receivables, which are due in less than one year.

6.Prepaid Expenses

	June 30, 2023	June 30, 2022	June 30, 2021
	$	$	$
Prepaid insurance	283,307	483,278	4,796
Advances made to suppliers and deposits	600,565	448,872	63,177
	883,872	932,150	67,973

7.Exploration and Evaluation Assets

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

Snow Lake Resources Ltd.
Notes to the Amended and Restated Consolidated Financial Statements
For the Years Ended June 30, 2023, 2022 and 2021
(Expressed in Canadian Dollars)

8.Right-of-Use Assets

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

9.Accounts Payable and Accrued Liabilities

	June 30, 2023	June 30, 2022	June 30, 2021
	$	$	$
Trade payables	722,376	568,065	215,640
Accrued liabilities	301,758	614,384	46,485
	1,024,134	1,182,449	262,125

Accounts payable of the Company are principally comprised of amounts outstanding for trade purchases incurred in the normal course of business.

10.Loan Payable

On November 29, 2021, the Company entered into a loan agreement for USD $692,970 (CAD $873,253) (the “Loan”). The Loan bears an interest rate of 4.7% and is payable in monthly instalments of USD $78,512. Interest related to the Loan totaled $16,226 and was included in interest on loan and debentures. The Loan matured and was paid off on August 18, 2022.

11.Convertible Debentures

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

Snow Lake Resources Ltd.
Notes to the Amended and Restated Consolidated Financial Statements
For the Years Ended June 30, 2023, 2022 and 2021
(Expressed in Canadian Dollars)

11.Convertible Debentures (continued)

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

The Company incurred $24,507 in transaction costs pursuant to the issuance of the Debentures, including paying a $15,000 cash commission, issuing 15,000 finders’ warrants (each a “Finder’s Warrants”) exercisable at $1.50 for the earlier of (i) 60 months from the grant date or (ii) 24 months from the Company completing a listing on a Canadian stock exchange and $27 in bank charges. These costs, along with the $45,263 discount, are being amortized over the term of the Debentures. The 15,000 Finders’ Warrants were valued using Black-Scholes, based on the following assumption: expected life of 2.5 years, expected volatility of 70%, expected dividend yield of nil, risk-free interest rate of 0.18% – 0.22%, market price of $1.50, and an exercise price of $1.50.

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

Snow Lake Resources Ltd.
Notes to the Amended and Restated Consolidated Financial Statements
For the Years Ended June 30, 2023, 2022 and 2021
(Expressed in Canadian Dollars)

12.Lease Liabilities

The movements and carrying amounts of the Company’s ROU assets under lease as per disclosed in Note 8, are summarized as follows:

$
Balance, June 30, 2022 and 2021	-
Additions of lease	63,360
Lease payments	(2,986)
Accretion on lease liabilities	654
Balance, June 30, 2023	61,028

$
Current	29,921
Non-current	31,107
61,028

13.Derivative Liabilities

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

Snow Lake Resources Ltd.
Notes to the Amended and Restated Consolidated Financial Statements
For the Years Ended June 30, 2023, 2022 and 2021
(Expressed in Canadian Dollars)

13.Derivative Liabilities (continued)

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

Snow Lake Resources Ltd.
Notes to the Amended and Restated Consolidated Financial Statements
For the Years Ended June 30, 2023, 2022 and 2021
(Expressed in Canadian Dollars)

14.Other Liabilities

On January 30, 2023, the Company granted 470,000 RSUs to various directors, of which 400,000 RSUs contained the Put Right Option where the directors can elect to settle in cash or in equity. These RSUs vest at various stages pending conditions of certain milestones. These RSUs with the Put Right Option are classified as other liabilities on the consolidated statements of financial position.

As at June 30, 2023, these RSUs were measured at a fair value of $820,612 based on a put right exercise price (the “Put Right Exercise Price”) of USD $2.50. During the year ended June 30, 2023, the fair value of these RSUs was recorded as stock-based compensation on the consolidated statements of loss and comprehensive loss.

15.Share Capital

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

Share capital transactions for the year ended June 30, 2022

(b)On November 23, 2021, the Company completed the IPO through the issuance of 3,680,000 common shares, including 480,000 common shares issued under the underwriters’ over-allotment option, at a price of $9.51 (USD $7.50) per share for gross proceeds of $34,988,520 (USD $27,600,000). In connection with the IPO, the Company granted the underwriters 184,000 Finders’ Warrants with each Finders’ Warrant exercisable into one common share of the Company at the price of USD $9.375 until November 19, 2026 (see Notes 13 and 18). In addition, the Company paid total issuance costs of $2,995,448 comprised of (i) a cash commission of $2,624,139 to the underwriters, (ii) underwriters’ fees of $304,248, and (iii) other closing expenses of $67,061.

Snow Lake Resources Ltd.
Notes to the Amended and Restated Consolidated Financial Statements
For the Years Ended June 30, 2023, 2022 and 2021
(Expressed in Canadian Dollars)

15.Share Capital (continued)

Share capital transactions for the year ended June 30, 2022 (continued)

(c)On November 23, 2021, the Company also issued 751,163 common shares for the conversion of all outstanding Debentures at a conversion price of $1.25 per common share. The total amount of $863,294 was transferred from derivative liabilities to share capital.

(d)On January 9, 2022, the Company issued 240,000 common shares as a result of the vesting of RSUs. These common shares were valued at an amount of $1,950,645. See Note 16 for more details.

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

16.Reserve for RSUs

On January 9, 2022, the Company granted 240,000 RSUs to a former officer, which vested immediately. The RSUs were settled and immediately converted into common shares. Stock-based compensation of $1,950,645 in connection with the vesting of these RSUs was recorded during the year ended June 30, 2022.

On January 30, 2023, the Company granted 470,000 RSUs to various directors. 70,000 of these RSUs vest on January 30, 2024. The grant date fair value attributable to these 70,000 RSUs was $209,422, of which $86,638 was recorded as stock-based compensation in connection with the vesting of these RSUs during the year ended June 30, 2023.

The other RSUs vest at various stages pending conditions of certain milestones and are classified under other liabilities (see Note 14 for details).

As at June 30, 2023, the Company had 470,000 RSUs outstanding (June 30, 2022 and 2021 – nil).

17.Reserve for Share-Based Payments

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

Snow Lake Resources Ltd.
Notes to the Amended and Restated Consolidated Financial Statements
For the Years Ended June 30, 2023, 2022 and 2021
(Expressed in Canadian Dollars)

17.Reserve for Share-Based Payments (continued)

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

Snow Lake Resources Ltd.
Notes to the Amended and Restated Consolidated Financial Statements
For the Years Ended June 30, 2023, 2022 and 2021
(Expressed in Canadian Dollars)

17.Reserve for Share-Based Payments (continued)

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

18.Reserve for Warrants

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

Snow Lake Resources Ltd.
Notes to the Amended and Restated Consolidated Financial Statements
For the Years Ended June 30, 2023, 2022 and 2021
(Expressed in Canadian Dollars)

18.Reserve for Warrants (continued)

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

Warrant issuances for the year ended June 30, 2022

As part of the IPO which closed on November 23, 2021, the Company issued 184,000 Finders’ Warrants exercisable at USD $9.375 before November 19, 2026. As these Finders’ Warrants are denominated in USD, they are considered derivative liabilities hence classified as such (see Note 13 for details).

Warrant issuances for the year ended June 30, 2023

As part of an engagement agreement, the Company issued 225,000 Incentive Warrants exercisable at USD $3, $4 and $5, respectively, up to February 17, 2025, and as part of settlement 500,000 Settlement Warrants exercisable at USD $2.50 up to March 31, 2026. As the Incentive Warrants and Settlement Warrants are denominated in USD, they are considered derivative liabilities hence classified as such (see Note 13 for details).

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

Snow Lake Resources Ltd.
Notes to the Amended and Restated Consolidated Financial Statements
For the Years Ended June 30, 2023, 2022 and 2021
(Expressed in Canadian Dollars)

19.Basic and Diluted Loss per Share

The calculations of basic and diluted loss per share for the year ended June 30, 2023 were based on the net loss of $15,462,945 (2022 – net loss of $9,446,454; 2021 – net loss of $552,436) and the weighted average number of basic and diluted common shares outstanding of 18,033,851 (2022 – 15,884,041; 2021 – 13,008,669).

The details of the computation of basic and diluted loss per share are as follows:

	2023	2022	2021
	$	$	$
Net Loss	(15,462,945)	(9,446,454)	(552,436)
	#	#	#
Basic weighted-average number of shares outstanding	18,033,851	15,884,041	13,008,669
Assumed conversion of dilutive stock options and warrants	-	-	-
Diluted weighted-average number of shares outstanding	18,033,851	15,884,041	13,008,669
	$	$	$
Basic and diluted loss per share	(0.85)	(0.60)	(0.04)

20.Related Party Transactions

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

Exploration and evaluation expenditures

During the year ended June 30, 2023, fees of $415,325 (2022 – $220,765; 2021 – $48,000) for services rendered by the Company’s former VP of Resources Development, and the VP of Exploration, had been capitalized as E&E assets on the consolidated statements of financial position.

Snow Lake Resources Ltd.
Notes to the Amended and Restated Consolidated Financial Statements
For the Years Ended June 30, 2023, 2022 and 2021
(Expressed in Canadian Dollars)

20.Related Party Transactions (continued)

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

As of June 30, 2023, the Company has made a claim against these former officers (see Note 25 for more details).

Share-based compensation

During the year ended June 30, 2023, the Company had granted certain RSUs and options to various directors and officers. Total stock-based compensation of $2,422,516 (2022 – $8,035,506; 2021 – nil) was recorded in connection with the vesting of these securities.

Other related party transactions

On January 25, 2023, the Company issued 240,000 common shares from the Shares-for-Debt Settlement as disclosed in Note 15(f). As a result of the Shares-for-Debt Settlement, the Company recorded a loss on settlement of $157,502 on the consolidated statements of loss and comprehensive loss.

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

21.Income Taxes

The reconciliation of the combined Canadian federal and provincial statutory income tax rate of 27% (2022 – 27%) to the effective tax rate is as follows:

	2023	2022	2021
	$	$	$
Net loss before income tax	(15,462,945)	(9,446,454)	(552,436)
Combined federal and provincial statutory income tax rates	27%	27%	27%
Expected income tax recovery at statutory rates	4,174,995	2,550,543	149,158
Non-deductible differences	(225,472)	(1,102,753)	(7,310)
Change in unrecognized deductible temporary differences	(3,949,523)	(1,447,790)	(141,848)
Total income tax recovery	-	-	-

Snow Lake Resources Ltd.
Notes to the Amended and Restated Consolidated Financial Statements
For the Years Ended June 30, 2023, 2022 and 2021
(Expressed in Canadian Dollars)

21.Income Taxes (continued)

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

22.Capital Management

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

23.Financial Risks

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

Snow Lake Resources Ltd.
Notes to the Amended and Restated Consolidated Financial Statements
For the Years Ended June 30, 2023, 2022 and 2021
(Expressed in Canadian Dollars)

23.Financial Risks (continued)

Liquidity risk (continued)

As at June 30, 2023, the Company had a cash balance of $3,840,880 (June 30, 2022 – $23,792,408; June 30, 2021 – $318,844), to settle current liabilities of $3,883,529 (June 30, 2022 – $1,780,877; June 30, 2021 – $1,374,819).

As at June 30, 2023, the Company had the following contractual obligations:

	Less than 1 year	1 to 3 years	3 to 5 years	Total
	$	$	$	$
Accounts payable and accrued liabilities	1,024,134	-	-	1,024,134
Due to related parties	86,616	-	-	86,616
Lease liabilities	29,921	31,107	-	61,028
Derivative liabilities	1,922,246	-	-	1,922,246
Other liabilities	820,612	-	-	820,612
Total	3,883,529	31,107	-	3,914,636

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

As at June 30, 2023, the Company’s financial instruments consisted of cash, other receivables (excluding sales tax recoverable), due from related party, accounts payable, due to related parties, lease liabilities, derivative liabilities and other liabilities. The fair value of other receivables (excluding sales tax recoverable), due from related party, accounts payable and due to related parties are approximately equal to their carrying value due to their short-term nature. The fair values of the lease liabilities approximate their carrying amounts as they were measured taking into consideration comparable instruments with similar risks in determining the rates at which to discount their amount in applying their respective measurement models.

Snow Lake Resources Ltd.
Notes to the Amended and Restated Consolidated Financial Statements
For the Years Ended June 30, 2023, 2022 and 2021
(Expressed in Canadian Dollars)

23.Financial Risks (continued)

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

•Level 3 – Inputs for the asset or liability that are not based on observable market data (unobservable inputs).

	Level 1	Level 2	Level 3	Total
	$	$	$	$
Cash	3,480,880	-	-	3,480,880
Derivative liabilities	-	(1,922,246)	-	(1,922,246)
Other liabilities	-	(820,612)	-	(820,612)

As at June 30, 2023, the Company’s financial instruments carried at fair value consisted of its cash, which is classified as Level 1, and its derivative liabilities and other liabilities, which have been classified as Level 2, respectively. There were no transfers between Levels 2 and 3 for recurring fair value measurements during the years ended June 30, 2023, 2022 and 2021.

24.Grant Income

During the year ended June 30, 2023, the Company received a grant for $109,750 (2022 – $109,745; 2021 – $nil) from the Manitoba Minerals Development Fund, for the purposes of supporting strategic projects that contribute to sustainable economic growth in the Province of Manitoba.

25.Contingencies

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

Snow Lake Resources Ltd.
Notes to the Amended and Restated Consolidated Financial Statements
For the Years Ended June 30, 2023, 2022 and 2021
(Expressed in Canadian Dollars)

26.Subsequent Events

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