Form 20-F/A
period 2023-06-30
Snow Lake Resources Ltd.
filed 2024-05-31
CIK 1769697

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

(Amendment No. 2)

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

Economic highlights of the Technical Report Summary and Initial Assessment

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

The Technical Report Summary and Initial Assessment presents the detailed cash flow models for all mineral resources and for measured and indicated only along with the sensitivity analysis.

Geology

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

•Classification of Mineral Resources is in accordance with S-K 1300 classification system.

•Mineral Resources were independently prepared by ABH Engineering Inc.

•Mineral Resources are reported in-situ, exclusive of mineral reserves. There are no mineral reserves for the project.

•Mineral resource estimates do not have demonstrated economic viability and include inferred resources that are too speculative in nature. Mineral Resources are materially affected by changes to the market, permitting, environmental, legal, taxation, or other factors.

•The mineral resources presented are for the Grass River and Thompson Brothers underground deposits.

•Mineral Resources were estimated using a mining cut-off grade for underground material of 0.3% Li2O based on a 6% Li2O concentrate price of $3,500/tonne and a mining stope width of 4m.

•The following unit costs were used: underground mining cost $33.46/tonne using open-stoping techniques, sorting cost of $1.50/tonne, milling cost of $15.82/tonne, transportation cost of 6% Li2O product of $15/tonne, and G&A cost of $1.00/tonne mined.

•A 2500 tonne per day mill rate was used.

•The resources are presented undiluted.

•Values may not sum due to rounding.

•Mineral Resource estimates have an effective date of June 30, 2023.

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

•Classification of Mineral Resources is in accordance with S-K 1300 classification system.

•Mineral Resources were independently prepared by ABH Engineering Inc.

•Mineral Resources are reported in-situ, exclusive of mineral reserves. There are no mineral reserves for the project.

•Mineral resource estimates do not have demonstrated economic viability and include inferred resources that are too speculative in nature. Mineral Resources are materially affected by changes to the market, permitting, environmental, legal, taxation, or other factors.

•The mineral resources presented are for the Grass River open pit deposit.

•Mineral Resources were estimated using a mining cut-off grade for open pit material of 0.05% Li2O based on a 6% Li2O concentrate price of $3,500/tonne; direct shipped material (DSO) consisting of spodumene containing 1.3% Li2O at a price of $504/tonne and a minimum mining selectivity block size of 4m x 4m x 4m.

•The following unit costs were used: mining cost $4.85/tonne using open pit mining, sorting cost of $1.50/tonne, milling cost of $15.82/tonne, transportation cost for 6% Li2O product of $15/tonne, transportation cost for 1.3% Li2O DSO product of $100/tonne, and G&A cost of $0.50/tonne mined.

•A 2500 tonne per day mill rate was used.

•The resources are presented undiluted.

•Values may not sum due to rounding.

•Mineral Resource estimates have an effective date of June 30, 2023.

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

Cut-Off Grade

The calculations for the cut-off grade for the open pit mineral resources and the cut-off grade for the underground mineral resources along with the unit operating costs and recoveries used are presented in the 2023 Technical Report Summary and Initial Assessment.

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

The detailed sampling method and approach are presented in the 2023 Technical Report Summary and Initial Assessment.

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

1% Li2O DSO Price	$504/ per tonne
6% Li2O Concentrate Price	$3500/per tonne
Open Pit Mining Cost/tonne	$4.85
Underground Mining Cost/tonne	$33.46
Overall Sorter Recovery	83%
Overall Process Recovery	80%
Overall Recovery	66%
Processing Cost/tonne processed	$15.82
Open pit G&A Cost per tonne mined	$0.50
Underground G&A Cost per tonne mined	$1.00
1% Li2O DSO Haulage Cost/tonne	$100
6% Li2O Concentrate Haulage Cost/tonne	$15

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

	2023	2022	2021
	C$	C$	C$
Directors’ and officers’ consulting fees	951,347	687,585	200,858
Cash Payment	334,738	-	-
Exploration and evaluation expenditures	415,325	220,765	48,000
Addendum payments	2,554,830	-	-
Total	4,256,240	908,350	248,858

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

As of June 30, 2023, the Company has made a claim against these former officers (see Note 25 to the financial statements for more details).

Share-based compensation

During the year ended June 30, 2023, the Company had granted certain restricted share units and options to various directors and officers. Total stock-based compensation of C$$2,422,516 (2022 – C$8,035,506; 2021 – $nil) was recorded in connection with the vesting of these securities.

Other related party transactions

On January 25, 2023, the Company issued 240,000 common shares from the Shares-for-Debt Settlement as disclosed in Note 15(f) to the financial statements. As a result of the Shares-for-Debt Settlement, the Company recorded a loss on settlement of $157,501 on the consolidated statements of loss and comprehensive loss.

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

If Canadian income tax applies to any gain from the disposition of our common shares by a U.S. Holder, such tax may be treated as a foreign tax eligible for a deduction from such holder’s U.S. federal taxable income or a foreign tax credit against such holder’s U.S. federal income tax liability (subject to applicable conditions and limitations). In addition, if such Canadian tax applies to any gain, such U.S. Holder may be entitled to certain benefits under the U.S.-

Canada Tax Treaty if such holder is considered a resident of the United States for purposes of, and otherwise meets the requirements of, the U.S.-Canada Tax Treaty. U.S. Holders should consult their own tax advisors regarding the deduction or credit for any such Canadian tax and their eligibility for the benefits of the U.S.-Canada Tax Treaty.

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

8.1*	List of Subsidiaries of the Registrant
11.1	Code of Ethics and Business Conduct (incorporated by reference to Exhibit 14.1 to Registration Statement on Form F-1 filed on March 26, 2021)
12.1**	Certification of the Chief Executive Officer (Principal Executive Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended
12.2**	Certification of the Chief Financial Officer (Principal Financial Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended
13.1***	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1**	Consent of De Visser Gray LLP

15.2**	Consent of Qualified Person – ABH Engineering Inc.
15.3**	Consent of Qualified Person – SLR Consulting (Canada) Ltd.
15.4**	Amended and Restated Technical Report Summary – Initial Assessment of the Snow Lake Lithium Project – Manitoba, Canada, dated August 9, 2023, revision dated May 9, 2024
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*Previously filed on Form 20-F on October 31, 2023 (SEC File No. 001-41085) and incorporated herein by reference.

**Filed herewith.

***Furnished herewith.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing this Amendment No. 2 to Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SNOW LAKE RESOURCES LTD.

By:	/s/ Frank Wheatley	By:	/s/ Keith Li
Name:	Frank Wheatley	Name:	Keith Li
Title:	Chief Executive Officer (Principal Executive Officer)	Title:	Chief Financial Officer (Principal Financial and Accounting Officer
Date:	May 30, 2024	Date:	May 30, 2024

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

For the year ended June 30, 2023, the Company incurred a net loss of $15,462,945 (2022 –$9,446,454; 2021 –$552,436) and negative cash flow from operations of $10,298,791 (2022 –$3,098,972; 2021 –$363,476), and as at June 30, 2023, the Company had an accumulated deficit of $24,695,723 (June 30, 2022 –$10,545,535; June 30, 2021 – accumulated deficit of $2,271,524). The Company has not yet placed any of its mineral properties into production and, as a result, the Company has no source of operating cash flow. The Company’s ability to continue as a going concern is dependent upon the Company achieving profitable operations to generate sufficient cash flows to fund continuing operations, or, in the absence of adequate cash flows from operations, obtaining additional financing to support operations for the foreseeable future. It is not possible to predict whether financing efforts will be successful or if the Company will attain profitable levels of operations. These conditions, and the unpredictability of the mining business, represent material uncertainties which may cast significant doubt upon the Company’s ability to continue as a going concern.

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

During the year ended June 30, 2022, the Company amortized $56,512 (2021 –$13,284) of transaction costs and discount in the consolidated statements of loss and comprehensive loss, including $2,025 recorded to warrants reserve for the value of the Finders’ Warrants allocated to the warrants component in 2021.

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

Snow Lake Resources Ltd.
Notes to the Amended and Restated Consolidated Financial Statements
For the Years Ended June 30, 2023, 2022 and 2021
(Expressed in Canadian Dollars)

19.Basic and Diluted Loss per Share

The calculations of basic and diluted loss per share for the year ended June 30, 2023 were based on the net loss of $15,462,945 (2022 – net loss of $9,446,454; 2021 – net loss of $552,436) and the weighted average number of basic and diluted common shares outstanding of 18,033,851 (2022 –15,884,041; 2021 –13,008,669).

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

Directors’ and officers’ consulting fees

During the year ended June 30, 2023, fees of $492,377 (2022 –$585,615; 2021 –$200,858) included in directors’ and officers’ consulting fees had been paid to companies controlled by all former and current officers of the Company.

Cash payment

During the year ended June 30, 2023, a payment of USD $250,000 ($334,738) (2022 and 2021 –$nil) had been paid to a director of the Company.

Exploration and evaluation expenditures

During the year ended June 30, 2023, fees of $415,325 (2022 –$220,765; 2021 –$48,000) for services rendered by the Company’s former VP of Resources Development, and the VP of Exploration, had been capitalized as E&E assets on the consolidated statements of financial position.

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

Share-based compensation

During the year ended June 30, 2023, the Company had granted certain RSUs and options to various directors and officers. Total stock-based compensation of $2,422,516 (2022 –$8,035,506; 2021 –nil) was recorded in connection with the vesting of these securities.

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

Non-capital losses carried forward

The Company has non-capital tax losses available to reduce taxes in future years of approximately $19,357,000 (2022 –$4,112,000; 2021 –$1,114,000).  These losses have expiry dates between 2038 and 2042.

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

Snow Lake Resources Ltd.
Notes to the Amended and Restated Consolidated Financial Statements
For the Years Ended June 30, 2023, 2022 and 2021
(Expressed in Canadian Dollars)

23.Financial Risks (continued)

Liquidity risk (continued)

As at June 30, 2023, the Company had a cash balance of $3,840,880 (June 30, 2022 –$23,792,408; June 30, 2021 –$318,844), to settle current liabilities of $3,883,529 (June 30, 2022 –$1,780,877; June 30, 2021 –$1,374,819).

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

24.Grant Income

During the year ended June 30, 2023, the Company received a grant for $109,750 (2022 –$109,745; 2021 –$nil) from the Manitoba Minerals Development Fund, for the purposes of supporting strategic projects that contribute to sustainable economic growth in the Province of Manitoba.

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