Form 20-F
period 2024-06-30
Snow Lake Resources Ltd.
filed 2024-10-30
CIK 1769697

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark one)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2024

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

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 25,766,065 Common Shares, no par value per share, as of June 30, 2024.

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

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer, “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act:

☐ Large accelerated filer	☐ Accelerated filer	☒ Non-accelerated filer
☒ Emerging growth company

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☒

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

Annual Report on Form 20-F

Year Ended June 30, 2024

CERTAIN INFORMATION

As used in this Annual Report on Form 20-F (this “Annual Report”), unless otherwise indicated or the context otherwise requires, references to

●“we,” “Snow Lake,” “us,” “our,” “the Company,” or “our company” are to Snow Lake Resources Ltd. (d/b/a Snow Lake Energy), including its subsidiaries;

●“common shares” are to our common shares, no par value; and

●“Nasdaq” are to the Nasdaq Capital Market.

In this Annual Report, references to “Canada” are to Canada and its provinces and territories; references to “$,” “USD,” “dollars,” “USD$” or “U.S. dollars” are to the legal currency of the United States; and references to “C$,” or “Canadian dollar” are to the legal currency of Canada.

Solely for the convenience of the reader, this Annual Report contains translations of certain Canadian dollar amounts into U.S. dollars at specified rates. Except as otherwise stated in this Annual Report, all translations from Canadian dollars to U.S. dollars are based on the closing rate of C$1.3687 per $1.00 for cable transfers of Canadian dollars, as certified by Bank of Canada on June 28, 2024. On October 28, 2024, the closing rate for Canadian dollar was C$1.3895 per US$1.00. No representation is made that such Canadian dollar amounts referred to in this Annual Report could have been or could be converted into U.S. dollars at such rates or any other rates. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding.

The audited consolidated financial statements and notes thereto as of and for fiscal years 2024, 2023 and 2022 included elsewhere in this Annual Report have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. Our fiscal year end is June 30.

Share Consolidation, or the Reverse Split

On October 7, 2021, we effectuated a one-for-five reverse stock split of our common shares, or the Reverse Split. The historical audited financial statements included elsewhere in this Annual Report have been adjusted for the Reverse Split. Unless otherwise indicated, all other share and per share data in this Annual Report have been retroactively adjusted, where applicable, to reflect the Reverse Split.

At the shareholders meeting held on May 2, 2024, approval was given to undertake a reverse stock split of our common shares at a ratio to be determined by the board of directors, at its sole discretion, at such time as the board of directors deems appropriate, but in any event no later than May 1, 2027.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

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

●expectations regarding demand for, and prices of, minerals;

●our having sufficient working capital and being able to secure additional funding necessary for the continued exploration of our property interests;

●expectations regarding the potential mineralization, geological merit and economic feasibility of our projects;

●expectations regarding exploration results at any of our projects;

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

3.C.  Reasons for the Offer and Use of Proceeds

Not applicable.

3.D.   Risk Factors

You should carefully consider all of the information in this Annual Report, including various changing regulatory, competitive, economic, political and social risks and conditions described below, before making an investment in our common shares. One or more of a combination of these risks could materially impact our business, results of operations and financial condition. In any such case, the market price of our common shares could decline, and you may lose all or part of your investment. The risks described below and elsewhere in this Annual Report are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations. Please also carefully read the section titled “Cautionary Statement Regarding Forward-Looking Statements.”

Our Risks and Challenges

Our prospects should be considered in light of the risks, uncertainties, expenses and difficulties frequently encountered by similar companies. Our ability to realize our business objectives and execute our strategies is subject to risks and uncertainties, including, among others, the following summary risk factors set forth in more detail below:

•We have a limited operating history and have not yet generated any revenues.

•All of our business activities are now in the exploration stage and there can be no assurance that our exploration efforts will result in commercial development of mineral ore or deposits.

•If we do not obtain additional financing, our business may be at risk or execution of our business plan may be delayed.

•We have no history of mineral production.

•We may not achieve exploration success on our mineral resource projects.

•Fluctuations in the price of uranium and alternate sources of energy could have an adverse effect on our uranium projects and our securities.

•The uranium industry is subject to numerous stringent laws, regulations and standards, including environmental protection laws and regulations. If any changes occur that would make these laws, regulations and standards more stringent, it may require capital outlays in excess of those anticipated or cause substantial delays, which would have a material adverse effect on our operations.

•Our mineral resources or reserves may be significantly lower than expected or as currently published.

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

•The Black Lake Uranium Project, the Snow Lake Lithium™ Project, and the Shatford Lake Project may face indigenous land claims.

•Volatility in lithium prices and lithium demand has made it currently commercially unfeasible for us to develop our lithium projects, and we cannot assure you when, if ever, such prices and demand will improve to a level that will make development of our lithium projects commercially feasible.

•There can be no guarantee that our interests in our mineral resource projects are free from any title defects.

•Failure to comply with federal, provincial and/or local laws and regulations could adversely affect our business.

•Failure to comply with environmental regulation could adversely affect our business.

•We may not be able to maintain a listing of our common shares on Nasdaq.

•A single major shareholder owns a significant amount of our common shares. As a result, although less than a majority of our outstanding common shares, it will have the ability to significantly influence all matters submitted to our shareholders for approval.

•There is a risk that we will be a passive foreign investment company for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. investors in our shares.

Risks Related to Our Business and Industry

Risks and uncertainties related to our business and industry include, but are not limited to, the following:

We have a limited operating history and have not yet generated any revenues.

Our limited operating history makes evaluating our business and future prospects difficult and may increase the risk of your investment. We were formed in May 2018 and we have not yet begun commercial production. To date, we have no revenues. We have incurred significant losses since our inception. For the years ended June 30, 2024 and 2023, we incurred net losses of C$6.9 million (approximately $5.0 million) and C$15.5 million (approximately $11.7 million), respectively. As of June 30, 2024, we had an accumulated deficit of C$26.5 million (approximately $19.4 million). We expect to continue to incur significant expenses and operating losses for the foreseeable future as we continue to conduct exploration and development activities on our mineral resource projects.

We currently have a total of four mineral resource projects, or Projects, consisting of two uranium projects and two hard rock lithium projects. Our uranium projects consist of (i) the Black Lake Uranium Project, located in the Athabasca basin, Saskatchewan, Canada, and (ii) the Engo Valley Uranium Project, in Namibia. Our lithium projects consist of (i) the Shatford Lake Project, adjacent to the Tanco tantalum, cesium and lithium mine in Southern Manitoba, Canada, and (ii) the Thompson Brothers project and the Grass River project, or collectively, the Snow Lake

Lithium™ Project, in the Snow Lake region of Northern Manitoba, Canada. We do not currently consider any of our Projects material. All of our current Projects are at the exploration stage and there is no guarantee that any such activity will result in commercial production of mineral ore or deposits at any of our Projects. Our Projects are subject to the substantial risks and uncertainties discussed in this section and elsewhere in this Annual Report, and there can be no assurance that any of our Projects will result in successful commercial production or that we will ever become profitable. Our failure to achieve or sustain profitability could negatively impact the value of our securities and have a material adverse effect on our prospects.

All of our business activities are now in the exploration stage and there can be no assurance that our exploration efforts will result in commercial development of mineral ore or deposits.

All of our operations are at the exploration stage and there is no guarantee that any such activity will result in commercial production of mineral ore or deposits. We do not consider any of our Projects material at this time.

In July 2023, we completed an S-K 1300 Technical Report Summary of Initial Assessment, or the PEA, for the Snow Lake Lithium™ Project, which considered a mine plan consisting of underground mining on both deposits, with an initial open pit on the Grass River deposit. However, as a result of a drop in lithium prices, after a stratospheric rise in 2022, followed by a precipitous 80% drop during 2023, demand for lithium continues to be weak, prices continue to decline, and a number of major global lithium producers continue to curtail production until the lithium market and lithium prices recover. At the present time, given the current state of the lithium market, we intend to limit additional exploratory drilling at the Snow Lake Lithium™ Project.

The exploration for mineral deposits involves significant risks which even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties which are explored are ultimately developed into producing mines. Major expenses may be required to locate and establish proven mineral reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that the exploration programs planned by us or any future development programs will result in a profitable commercial mining operation. There is no assurance that our mineral exploration activities will result in any discoveries of commercial quantities of uranium or lithium. There is also no assurance that, even if commercial quantities of ore are discovered, a mineral property will be brought into commercial production. Whether a mineral deposit will be commercially viable depends on a number of factors, including, but not limited to: the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices which are highly cyclical; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted. Our long-term profitability will be in part directly related to the cost and success of our exploration programs and any subsequent development programs.

If we do not obtain additional financing, our business may be at risk or execution of our business plan may be delayed.

We have limited assets upon which to continue operations. As of June 30, 2024, we had cash and cash equivalents of C$2,526,957 (approximately US$1,846,246). Additional funding will be needed to implement our business plan that includes various expenses such as continuing our mineral exploration programs, legal, general and administrative, marketing, employee salaries and other related expenses. Obtaining additional funding will be subject to various factors, including general market conditions, investor acceptance of our business plan and ongoing results from our exploration efforts. These financings, if obtained, could result in substantial dilution to the holders of our common shares, or require contractual or other restrictions on our operations or on alternatives that may be available to us. If we raise additional funds by issuing debt securities, these debt securities could impose significant restrictions on our operations. Any such required financing may not be available in amounts or on terms acceptable to us, and the failure to procure such required financing could have a material and adverse effect on our business, financial condition and results of operations, or threaten our ability to continue as a going concern.

We may not be able to acquire additional funds on acceptable terms, or at all. If we are unable to raise adequate funds, we may have to delay, reduce the scope of or eliminate some or all of our planned exploration programs. If we do not have, or are not able to obtain, sufficient funds, we may be required to delay further exploration or development. We also may have to reduce the resources devoted to our exploration efforts or cease operations. Any of these factors could harm our business.

We have no history of mineral production.

We are an exploration stage company and we have no history of mining mineral products from any of our properties. As such, any future revenues and profits are uncertain. There can be no assurance that any of our Projects will be successfully placed into production, produce minerals in commercial quantities or otherwise generate operating earnings. Advancing projects from the exploration stage into development and commercial production requires significant capital and time and will be subject to further technical studies, permitting requirements and construction of mines, processing plants, roads and related works and infrastructure. We will continue to incur losses until mining-related operations successfully reach commercial production levels and generate sufficient revenue to fund continuing operations. There is no certainty that we will generate revenue from any source, operate profitably or provide a return on investment in the future.

We may not achieve exploration success on our mineral resource projects.

Exploration for mineral resources is highly speculative, and few properties that are explored are ultimately developed into producing mines. Our mineral resource projects are subject to all of the risks and uncertainties inherent in mineral resource exploration and development activities, including, without limitation: commodity price fluctuations, general economic, market and business conditions; regulatory processes and actions; failure to obtain necessary permits and approvals; technical challenges; new legislation; ability to raise further capital to fund; competitive and general economic factors and conditions; uncertainties resulting from potential delays or changes in plans; occurrence of unexpected events; and, management’s capacity to execute and implement its future plans. There can be no assurance that we will be successful in overcoming these risks, and we may not achieve exploration success on any of our mineral resource projects.

Further, even if commercial quantities of ore are discovered with respect to any of our Projects, we cannot assure you that it will be developed and brought into commercial production, whether as expected or at all. The commercial viability of a mineral deposit once discovered is dependent upon a number of factors, most of which are beyond our control and may result in us not receiving adequate return on investment capital. Our ability to achieve exploration success with any of our Projects, or ones we may acquire in the future, is also dependent upon the services of appropriately experienced personnel and/or third-party contractors who can provide such expertise. There can be no assurance that we will have available to us the necessary expertise when and if we bring any of our mineral resource projects into production.

We have no history of uranium extraction and sales. Our ability to generate revenue is subject to a number of factors, any one or more of which may adversely affect our financial condition and operating results.

We have no history of uranium extraction and generating revenue. If we are unable to directly develop existing uranium projects, such as our Black Lake Uranium Project or our Engo Valley Uranium Project, into uranium mines from which we can commence uranium extraction, it will negatively impact our ability to generate revenues. Any one or more of these occurrences may adversely affect our financial condition and operating results.

Fluctuations in the price of uranium and alternate sources of energy could have an adverse effect on our uranium projects and our securities.

The price of our securities will be sensitive to fluctuations in the price of uranium. Historically, fluctuations in the price of uranium have been, and are expected to continue to be, affected by numerous factors which are beyond our control. Such factors include, without limitation, demand for nuclear power, political and economic conditions in uranium producing and consuming countries, public and political response to a nuclear accident, improvements in nuclear reactor efficiencies, reprocessing of used reactor fuel and the re-enrichment of depleted uranium tails, sales of excess inventories by governments and industry participants, and production levels and production costs in key uranium producing countries.

In addition, nuclear energy competes with other sources of energy like oil, natural gas, coal and hydroelectricity. These sources are somewhat interchangeable with nuclear energy, particularly over the longer term. If lower prices of oil, natural gas, coal and hydroelectricity are sustained over time, it may result in lower demand for uranium concentrates and uranium conversion services, which, among other things, could lead to lower uranium prices. Growth of the uranium and nuclear power industry will also depend on continuing and growing public support for nuclear technology to generate electricity. Unique political, technological and environmental factors affect the nuclear industry, exposing it to the risk of public opinion, which could have a negative effect on the demand for nuclear power and increase the regulation of the nuclear power industry. An accident at a nuclear reactor anywhere in the world could affect acceptance of nuclear energy and the future prospects for nuclear generation.

All of the above factors could have a material and adverse effect on our ability to obtain the required financing in the future or to obtain such financing on terms acceptable to us, resulting in material and adverse effects on our exploration programs, our uranium projects and our financial condition.

The uranium industry is subject to influential political and regulatory factors which could have a material adverse effect on our business and financial condition.

The international uranium industry, including the supply of uranium concentrates, is relatively small, competitive and heavily regulated. Worldwide demand for uranium is directly tied to the demand for electricity produced by the nuclear power industry, which is also subject to extensive government regulation and policies. In addition, the international marketing and trade of uranium is subject to political changes in governmental policies, regulatory requirements and international trade restrictions (including trade agreements, customs, duties and/or taxes and political sanctions). International agreements, governmental policies and trade restrictions are beyond our control. Changes in regulatory requirements, customs, duties or taxes may affect the availability of uranium, which could have a material adverse effect on our business and financial condition.

The uranium industry is subject to numerous stringent laws, regulations and standards, including environmental protection laws and regulations. If any changes occur that would make these laws, regulations and standards more stringent, it may require capital outlays in excess of those anticipated or cause substantial delays, which would have a material adverse effect on our operations.

Uranium exploration and pre-extraction programs and mining activities are subject to numerous stringent laws, regulations and standards at the international, federal, state and local levels governing permitting, pre-extraction, extraction, exports, taxes, labor standards, occupational health, waste disposal, protection and reclamation of the environment, protection of endangered and protected species, mine safety, hazardous substances and other matters. Our compliance with these requirements requires significant financial and personnel resources.

The laws, regulations, policies or current administrative practices of any government body, organization or regulatory agency in the jurisdictions in which we operate, may change or be applied or interpreted in a manner which may also have a material adverse effect on our operations. The actions, policies or regulations, or changes thereto, of any government body or regulatory agency or special interest group may also have a material adverse effect on our operations.

Uranium exploration and pre-extraction programs and mining activities are also subject to stringent environmental protection laws and regulations at the international, federal, state and local levels. These laws and regulations include permitting and reclamation requirements, and regulate emissions, water storage and discharges and disposal of hazardous wastes. Uranium mining activities are also subject to laws and regulations which seek to maintain health and safety standards by regulating the design and use of mining methods. Various permits from governmental and regulatory bodies are required for mining to commence or continue, and no assurance can be provided that required permits will be received in a timely manner.

Furthermore, environmental protection laws and regulations may become more stringent in the future, and compliance with such changes may require capital outlays in excess of those anticipated or cause substantial delays, which would have a material adverse effect on our operations. Regulatory and environmental standards may also change over time to address global climate change, which could further increase these costs.

To the best of our knowledge, our operations are currently in compliance, in all material respects, with all applicable laws, regulations and standards. If we become subject to liability for any violations, we may not be able or may elect not to insure against such risk due to high insurance premiums or other reasons. Where coverage is available and not prohibitively expensive relative to the perceived risk, we will maintain insurance against such risk, subject to exclusions and limitations. However, we cannot provide any assurance that such insurance will continue to be available at reasonable premiums or that such insurance will be adequate to cover any resulting liability.

Major nuclear incidents may have adverse effects on the nuclear and uranium industries.

The nuclear incident that occurred in Japan in March 2011 had significant and adverse effects on both the nuclear and uranium industries. If another nuclear incident were to occur, it may have further adverse effects for both industries. Public opinion of nuclear power as a source of electricity generation may be adversely affected, which may cause governments of certain countries to further increase regulation for the nuclear industry, reduce or abandon current reliance on nuclear power or reduce or abandon existing plans for nuclear power expansion. Any one of these occurrences has the potential to reduce current and/or future demand for nuclear power, resulting in lower demand for uranium and lower market prices for uranium, adversely affecting the Company’s operations and prospects. Furthermore, the growth of the nuclear and uranium industries is dependent on continuing and growing public support of nuclear power as a viable source of electricity generation.

The price of alternative energy sources affects the demand for and price of uranium.

The attractiveness of uranium as an alternative fuel to generate electricity may be dependent on the relative prices of oil, gas, wind, solar, coal and hydro-electricity and the possibility of developing other low-cost sources of energy. If the prices of alternative energy sources decrease or new low-cost alternative energy sources are developed, the demand for uranium could decrease, which may result in a decrease in the price of uranium.

Our mineral resources or reserves may be significantly lower than expected or as currently published.

We are in the exploration stage and our planned principal operations have not commenced. There is currently no commercial production on any of our Projects.

In July 2023, we completed the PEA for the Snow Lake LithiumTM Project, which considered a mine plan consisting of underground mining on both deposits, with an initial open pit on the Grass River deposit. The PEA is preliminary in nature and is intended to provide an initial, high-level review of the Snow Lake Lithium™ Project’s economic potential and design options.  The projected economic results include numerous assumptions and are based on measured, indicated and inferred mineral resource estimates for the Snow Lake Lithium™ Project, as specified in the PEA. Inferred resources are considered to be too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the PEA will be realized.  Unlike mineral reserves, mineral resource estimates do not have demonstrated economic viability. Due to a number of factors, including the current state of the lithium market and warmer than normal winter weather conditions in Northern Manitoba during early 2024, we did not undertake a planned winter drilling campaign. During 2024, we will complete our second year of environmental baseline data collection. Additional exploration, including additional infill drilling, and drilling of the open extensions of both the Thompson Brothers and Grass River deposits, will be limited during 2024 due the factors described above. We are of the view that the Snow Lake Lithium™ Project does not have the scale, size, grade or project economics to make it an attractive exploration project at the present time given the current lithium pricing environment. While we do not intend to abandon the Snow Lake Lithium TM  Project, further exploration activities have been limited until such time as the lithium market recovers, lithium prices recover, investor interest in the lithium sector returns, and capital once again becomes available to fund exploration and development of lithium projects.

Even if we prove reserves on the Snow Lake Lithium™ Project in the future, we cannot guarantee that we will be able to develop and market them, or that such production will be profitable. The estimation of lithium reserves is not an exact science and depends upon a number of subjective factors. Any measured, indicated or inferred resource figures presented in this Annual Report are estimates from the written reports of technical personnel and mining consultants who were contracted to assess the mining prospects. Resource estimates are a function of geological and engineering analyses that require us to forecast production costs, recoveries, and metals prices. The accuracy of such estimates depends on the quality of available data and of engineering and geological interpretation, judgment, and experience. Estimated indicated or inferred lithium resources may not be upgraded to measured or indicated, or to probable or proved reserves, and any reserves may not be realized in actual production and our operating results may be negatively affected by inaccurate estimates.

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

Exploration and mining operations generally involve a degree of risk. Our operations are subject to all of the hazards and risks normally encountered in the exploration, development and production of lithium and uranium, including, without limitation, unusual and unexpected geologic formations, seismic activity, rock bursts, cave-ins, flooding and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, personal injury or loss of life and damage to property and environmental damage, all of which may result in possible legal liability. Although we expect that adequate precautions to minimize risk will be taken, mining operations are subject to hazards such as fire, rock falls, geo-mechanical issues, equipment failure or failure of retaining dams around tailings disposal areas which may result in environmental pollution and consequent liability. The occurrence of any of these events could result in a prolonged interruption of our operations that would have a material adverse effect on our business, financial condition, results of operations and prospects.

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

Our exploration projects have no operating history upon which to base estimates of future capital and operating costs. Mineral resource and reserve estimates and estimates of capital and operating costs are, to a large extent, based upon the interpretation of geologic data obtained from drill holes and other sampling techniques, and feasibility studies, which derive estimates of capital and operating costs based upon anticipated tonnage and grades to be mined and processed, ground conditions, the configuration of the deposit, expected recovery rates of minerals from ore, estimated operating costs, and other factors. As a result, actual production, cash operating costs and economic returns could differ significantly from those estimated.

There are numerous risks associated with the development of our Projects.

Our future success will largely depend upon our ability to successfully explore, develop and manage our Projects. In particular, our success is dependent upon management’s ability to implement our strategy, to develop the project and to maintain ongoing production from the mines that are developed.

Development of any, some or all of our Projects could be delayed, experience interruptions, incur increased costs or be unable to complete due to a number of factors, including but not limited to:

●changes in the regulatory environment including environmental compliance requirements;

●non-performance by third party consultants, vendors, joint venture partners, and contractors;

●inability to attract and retain a sufficient number of qualified workers;

●unforeseen escalation in anticipated costs of exploration and development, or delays in construction, or adverse currency movements resulting in insufficient funds being available to complete planned exploration and development;

●increases in extraction costs including energy, material and labor costs;

●changes in the supply of, demand for, and prices of, uranium or lithium;

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

●changes to anticipated levels of taxes and imposed royalties; and/or

●a material and prolonged deterioration in market conditions, resulting in material price erosion.

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

Changes in technology and future demand may result in an adverse effect on the prospects of our lithium Projects.

Currently lithium is a key metal used in batteries, including those used in EVs. However, the technology pertaining to batteries, EVs and energy creation and storage is changing rapidly and there is no assurance lithium will continue to be used to the same degree as it is now, or that it will be used at all. Any decline in the use of lithium-ion batteries or technologies utilizing such batteries may result in a material and adverse effect on the prospects of our lithium Projects.

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

Commencement of mining can also reveal mineralization or geologic formations, including higher than expected content of other minerals that can be difficult to separate from uranium or lithium metals, which can result in unexpectedly low recovery rates.

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

Exploitation of our Projects will depend to a significant degree on adequate infrastructure. In the course of developing our expected operations, assuming our exploration efforts will be successful, we may need to construct and support the construction of infrastructure, which includes permanent gas pipelines, water supplies, power, transport and logistics services which affect capital and operating costs. Unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure or any failure or unavailability in such infrastructure could materially adversely affect our operations, financial condition and results of operations.

We may not be able to obtain or renew licenses or permits that are necessary to our operations.

In the ordinary course of business, we will be required to obtain and renew governmental licenses or permits for exploration, development, construction and commencement of mining at our Projects. Obtaining or renewing the necessary governmental licenses or permits is a complex and time-consuming process involving public hearings and costly undertakings on our part. The duration and success of our efforts to obtain and renew licenses or permits are contingent upon many variables not within our control, including the interpretation of applicable requirements implemented by the licensing and/or permitting authorities. We may not be able to obtain or renew licenses or permits that are necessary to our operations, including, without limitation, an exploitation or mining license, or the cost to obtain or renew a license or permit may exceed what we believe we can recover from a specific Project. Any unexpected delays or costs associated with the licensing or permitting process could delay the development or impede the operation of a mine, which could adversely impact our operations and profitability.

Our financial statements have been prepared on a going concern basis and our financial status creates a doubt whether we will continue as a going concern.

Our financial statements have been prepared on a going concern basis under which an entity is considered to be able to realize its assets and satisfy its liabilities in the ordinary course of business. Our future operations are dependent upon the identification and successful completion of equity or debt financing and the achievement of profitable operations at an indeterminate time in the future. There can be no assurances that we will be successful in completing an equity or debt financing or in achieving or maintaining profitability. Our financial statements included elsewhere in this Annual Report do not give effect to any adjustments relating to the carrying values and classification of assets and liabilities that would be necessary should we be unable to continue as a going concern.

The Black Lake Uranium Project, the Snow Lake Lithium™ Project, and the Shatford Lake Project may face indigenous land claims.

The Black Lake Uranium Project , the Snow Lake Lithium™ Project, and the Shatford Lake Project may now or in the future be the subject of indigenous land claims. The legal nature of land claims is a matter of considerable complexity. The impact of any such claim on our ownership interest in the Black Lake Uranium Project, the Snow Lake Lithium™ Project, and the Shatford Lake Project cannot be predicted with any degree of certainty and no assurance can be given that a broad recognition of indigenous rights in the area in which such Projects are located, by way of a negotiated settlement or judicial pronouncement, would not have an adverse effect on our operations. Even in the absence of such recognition, we may at some point be required to negotiate with, and seek the approval of holders of, such interests, and potentially provide compensation, in order to facilitate exploration and development work on the Black Lake Uranium Project, the Snow Lake Lithium™ Project, and the Shatford Lake Project. There is no assurance that we will be able to establish a practical working relationship with the indigenous groups in the area which would allow us to ultimately develop the Black Lake Uranium Project, the Snow Lake Lithium™ Project, and the Shatford Lake Project.

Volatility in lithium prices and lithium demand has made it currently commercially unfeasible for us to develop our lithium projects, and we cannot assure you when, if ever, such prices and demand will improve to a level that will make development of our lithium projects commercially feasible.

Until recently, the Snow Lake Lithium™ Project constituted our sole material property. The development of our Snow Lake Lithium™ Project and our Shatford Lake Project is dependent on the continued growth of the lithium market, and the continued increased demand for lithium chemicals by emerging producers of EVs and other users of lithium-ion batteries. These producers and the related technologies are still under development and a continued sustained increase in demand is not certain.

The lithium market is currently depressed.  Lithium prices continue to remain low after a stratospheric rise in 2022, followed by a precipitous 80% drop during 2023.  Demand for lithium continues to be weak, and a number of major global lithium producers continue to curtail production until the lithium market and lithium prices recover. When the PEA on the Snow Lake Lithium™ Project was prepared in July 2023, the price of lithium concentrate was approximately USD$3,500 per tonne. Recently, prices have hovered around the USD$800 per tonne. The dramatic drop in lithium concentrate prices has had a significant negative effect on the project economics of the Snow Lake Lithium™ Project. Project economics are affected by a number of internal and external factors. Internal factors include the size, grade, throughput, cut-off grade, mine plan, infrastructure, permitting and project debt capacity of the project.  External factors include the lithium market, lithium prices, supply and demand for lithium, current lithium producers, lithium development projects, and availability of exploration, development and construction financing.

In reviewing the Snow Lake Lithium™ Project, we considered the following adverse internal factors:

•the scale of the project is relatively small, and it does not enjoy the economies of scale of a larger, higher-grade project;

•the mineral resource estimate is relatively small, when calculated at historical lithium prices, and would become smaller if calculated at current lithium prices;

•the grade is relatively low;

•the project is relatively remote and will require extensive infrastructure to support development and operations, including power, water, highway and rail transportation, at significant cost;

•the net present value and internal rate of return, at current lithium prices, will be reduced from those at previous lithium prices; and

•overall project economics at current lithium prices will be reduced to the point where the project will probably not generate a net present value and rate of return that would be attractive to investors, and as such would not support further exploration, development and/or construction financing.

In reviewing the Snow Lake Lithium™ Project, we considered the following adverse external factors:

•the lithium market is currently depressed, and industry experts do not forecast a recovery in the near term;

•lithium prices suffered an 80% drop in 2023, have continued to drop in 2024, and have not yet shown any signs of a sustained recovery;

•In response to these lower prices, some lithium supply has already been curtailed as major global lithium producers have scaled back production until lithium prices recover;

•lithium demand remains weaker than has been previously forecast, with recovery in demand in the near term to be driven by recovery of growth in the EV market;

•competition amongst lithium exploration and development companies for projects, personnel and financing is intense; and

•financing will be provided to those companies whose projects have size, scale, grade, infrastructure, and project economics that are superior to others.

There is considerable uncertainty as to when demand and prices will recover. Competition amongst lithium exploration and development companies, particularly in Canada, is intense and few projects will ultimately proceed through development, permitting, financing, construction and into commercial production.  At current lithium prices, only a few lithium development projects would have the size and scale such that they can be considered economic, and as a result, only a few, will be able to secure the financing necessary to be explored, developed and placed into production.

One of the principal drivers of lithium demand is the EV market.  While the EV market remains strong in China, uptake of EVs has slowed in North America and major North American original equipment manufacturers, or OEMs, have slowed, curtailed or abandoned EV programs, as the demand for EVs remains lower than has been previously forecast.  North American OEMs are continuing to add hybrid vehicles to their product offerings, as the demand for pure EVs remains low.  In addition, both North America and Europe are applying tariffs to foreign produced EVs.

As a non-revenue generating company, we are dependent upon the capital markets to raise financing to fund our exploration activities.  At the present time, given the current state of the lithium market, and the state of the EV transition in North America, we believe there is little investor interest in lithium projects, and hence, little to no ability to raise financing to explore lithium projects.

There can be no guarantee that our interests in our mineral resource projects are free from any title defects.

We have taken all reasonable steps to ensure, we have proper title to the Black Lake Uranium Project, the Engo Valley Uranium Project, the Snow Lake Lithium™ Project, and the Shatford Lake Project. However, there can be no guarantee that our interests in such Projects are free from any title defects, as title to mineral rights involves certain intrinsic risks due to the potential problems arising from the unclear conveyance history characteristic of many mining projects. There is also the risk that material contracts between us and relevant government authorities will be substantially modified to the detriment of us or be revoked. There can be no assurance that our rights and title interests will not be challenged or impugned by third parties.

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

As our business becomes more established, we will also be required to recruit additional qualified key financial, administrative, operations and marketing personnel. Competition for such personnel is intense, and there is no guarantee that we will be able to attract and keep such qualified personnel. Failure to recruit and/or retain such qualified personnel, could have a material and adverse effect on our business and results from operations.

Failure to comply with federal, provincial and/or local laws and regulations could adversely affect our business.

Our mining operations are subject to various laws and regulations governing exploration, development, production, taxes, labor standards and occupational health, mine safety, protection of endangered and protected species, toxic substances and explosives use, reclamation, exports, price controls, waste disposal and use, water use, forestry, land claims of local people, and other matters. This includes periodic review and inspection of our Projects that may be conducted by applicable regulatory authorities.

Although the exploration activities on our current Projects have been and, we expect, will continue to be carried out in accordance with all applicable laws and regulations, there is no guarantee that new laws and regulations will not be enacted or that existing laws and regulations will not be applied in a way which could limit or curtail exploration or in the future, production. New laws and regulations or amendments to current laws and regulations governing the operations and activities of mining or more stringent implementation of existing laws and regulations could have a material adverse effect on us and cause increases in capital expenditures costs, or reduction in levels of exploration, development and/or production.

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

All phases of our operations with respect to our existing Projects will be subject to environmental regulation. Environmental legislation involves strict standards and may entail increased scrutiny, fines and penalties for non-compliance, stringent environmental assessments of proposed projects and a high degree of responsibility for companies and their officers, directors and employees. Changes in environmental regulation, if any, may adversely impact our operations and future potential profitability. In addition, environmental hazards may exist on any of our current Projects that are currently unknown. We may be liable for losses associated with such hazards or may be forced to undertake extensive remedial cleanup action or to pay for governmental remedial cleanup actions, even in cases where such hazards have been caused by previous or existing owners or operators of the properties, or by the past or present owners of adjacent properties or by natural conditions. The costs of such cleanup actions may have a material adverse impact on our operations and future potential profitability.

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

We currently report our financial results under IFRS, which differs in certain significant respects from U.S. GAAP.

We report our financial statements under IFRS. There have been and there may in the future be certain significant differences between IFRS and U.S. GAAP, including differences related to revenue recognition, intangible assets, share-based compensation expense, income tax and earnings per share. As a result, our financial information and reported earnings for historical or future periods could be significantly different if they were prepared in accordance with U.S. GAAP. In addition, we do not intend to provide a reconciliation between IFRS and U.S. GAAP unless it is required under applicable law. As a result, you may not be able to meaningfully compare our financial statements under IFRS with those companies that prepare financial statements under U.S. GAAP.

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

The mining industry, and the uranium and lithium mining sectors in particular, are very competitive. Our competition is from larger, established mining companies with greater liquidity, greater access to credit and other financial resources, newer or more efficient equipment, lower cost structures, more effective risk management policies and procedures and/or a greater ability than us to withstand losses. Our competitors may be able to respond more quickly to new laws or regulations or emerging technologies, or devote greater resources to the expansion or efficiency of their operations than we can. In addition, current and potential competitors may make strategic acquisitions or establish cooperative relationships among themselves or with third parties. Accordingly, it is possible that new competitors or alliances among current and new competitors may emerge and gain significant market share to our detriment.

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

The level of capital and operating cost estimates which are used for determining and obtaining financing and other purposes are based on certain assumptions and are fundamentally subject to considerable uncertainties. It is very likely that actual results for our Projects will differ from our current projections, estimates and assumptions, and these differences may be significant. Moreover, experience from actual mining may identify new or unexpected conditions that could decrease operational activities, and/or increase capital and/or operating costs above, the current estimates.

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

As a public company, we face increased legal, accounting, administrative and other costs and expenses that we did not incur as a private company. We are subject to the reporting requirements of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, which requires that we file annual and other reports with respect to our business and financial condition, as well as the rules and regulations implemented by the U.S. Securities and Exchange Commission, or SEC, the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, the Public Company Accounting Oversight Board, or PCAOB, and the continued listing requirements of Nasdaq, each of which imposes additional reporting and other obligations on public companies. As a public company, we are required to, among other things:

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

Although our common shares are listed on Nasdaq, we must meet certain financial, liquidity, and minimum bid price criteria to maintain such listing. If we violate Nasdaq’s listing requirements, or if we fail to meet any of Nasdaq’s listing standards, our common shares may be delisted.

On December 7, 2023, we received a written notification from Nasdaq that we were not in compliance with Nasdaq Listing Rule 5550(a)(2), as the minimum bid price of our common shares had been below US$1.00 per share for 30 consecutive business days. In accordance with Nasdaq rules, we had a period of 180 calendar days (or until June 4, 2024) to regain compliance with the minimum bid price requirement. On January 11, 2024, we received written notification from the Nasdaq that we had regained compliance with Nasdaq Listing Rule 5550(a)(2), as the minimum bid price of our common shares had been above US$1.00 per share for 10 consecutive business days.

Subsequently, on May 24, 2024, we received another written notification from Nasdaq that we were not in compliance with Nasdaq Listing Rule 5550(a)(2), as the minimum bid price of our common shares had been below US$1.00 per share for 30 consecutive business days. In accordance with Nasdaq rules, we have a period of 180 calendar days (or until November 20, 2024) to regain compliance with the minimum bid price requirement. To regain compliance, the closing bid price of our common shares must meet or exceed US$1.00 for at least 10 consecutive business days during this 180-calendar day period. In the event we do not regain compliance by November 20, 2024, we may be eligible for an additional 180 calendar day grace period if we meet the continued listing requirement for market value of publicly held shares (US$1.0 million) and all other Nasdaq initial listing standards, with the exception of the bid price and we provide written notice to Nasdaq of our intention to cure the deficiency during the second compliance period, by effecting a reverse stock split, if necessary. If it appears to Nasdaq that we will not be able to cure the deficiency, or if we are not otherwise eligible for additional time to regain compliance, our common shares will be subject to delisting by Nasdaq. We may still appeal Nasdaq’s determination to delist our common shares, and during any appeal process, our common shares would continue to trade on Nasdaq. We cannot assure you that we will regain compliance with the minimum bid price requirement by November 20, 2024 or qualify for an additional 180 calendar day grace period in the event we are unable to satisfy the minimum bid price requirement by November 20, 2024. In the event of a Nasdaq determination to delist our common shares, we cannot assure you that our appeal, if any, against such determination, will be successful.

Should we regain compliance, we cannot assure you that we will not, in the future, fail to comply with Nasdaq’s requirements to maintain the listing of our common shares on Nasdaq, or that we will be able to regain compliance in the event of any such non-compliance. In addition, our board of directors may determine that the cost of maintaining our listing on a national securities exchange outweighs the benefits of such listing.

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

The market prices for securities of mining companies, including our securities, historically have been and may continue to be volatile. Future developments concerning us or our industry, including downward fluctuations in the price of uranium or lithium, may have a significant impact on the market price of the common shares.

There may not be an active liquid market for our common shares and there is no guarantee that an active trading market for our common shares will be maintained.

Prior to the listing of our common shares on Nasdaq in November 2021, there was no public market for our common shares. There may not be an active liquid market for our common shares. There is no guarantee that an active trading market for our common shares will be maintained. Investors may not be able to sell their common shares quickly or at the latest market price if trading in the common shares is not active. The lack of an active trading market may result in a decline of the prices at which our securities trade, meaning that you may experience a decrease in the value of your common shares regardless of our operating performance or prospects.

The market price of our common shares may fluctuate, and you could lose all or part of your investment.

The trading price of our common shares has been, and may continue to be, subject to wide price fluctuations in response to various factors, many of which are beyond our control, including those described in this “—Risk Factors” section. In addition, the financial markets can experience significant price and value fluctuations that can affect the market prices of equity securities in companies in ways that are unrelated to the operating performance of these companies. Broad market fluctuations, as well as economic conditions generally, may adversely affect the market price of our common shares.

Factors that may cause our common shares to fluctuate include, without limitation:

●actual or anticipated variations in our operating results;

●increases in market interest rates that lead investors of our common shares to demand a higher investment return;

●changes in earnings estimates;

●changes in market valuations of similar companies;

●changes in the supply, demand, and prices, of uranium and lithium;

●actions or announcements by our competitors;

●adverse market reaction to any increased indebtedness we may incur in the future;

●additions or departures of key personnel;

●actions by shareholders;

●announcements by governments, or general market confidence;

●results of our exploration or development efforts;

●general economic, industry and market conditions;

●sales or other issuances of securities by us or the expectation that such sales or other issuances will occur;

●our ability to maintain the listing of our common shares on Nasdaq;

●speculation about us or our business in the media, online forums, or investment community; and

●other factors, including factors unrelated to our operating performance or the operating performance of our competitors.

Volatility in the market prices of our securities may prevent investors from being able to sell their securities at or above their purchase price. As a result, you may suffer a loss on your investment.

In addition, in the past, securities class action litigation has often been instituted against companies following periods of volatility in their share price. This type of litigation, if instituted against us, could result in substantial costs to us and divert our management’s attention and resources, which could seriously harm our business, financial condition, results of operations and prospects.

Because we have no current plans to pay cash dividends on our common shares, you may not receive any return on investment unless you sell your common shares for a price greater than that which you paid for it.

We have never declared or paid cash dividends on our common shares. We currently intend to retain all available funds and any future earnings for use in the operation of our business and do not anticipate paying any cash dividends on our common shares in the near future. We may also enter into credit agreements or other borrowing arrangements in the future that may restrict our ability to declare or pay cash dividends on our common shares. Any future determination to declare dividends will be made at the discretion of our board of directors and will depend on our financial condition, operating results, capital requirements, general business conditions, and other factors that our board of directors may deem relevant. Further, under the terms of The Corporations Act (Manitoba), or the MCA, we are prohibited from declaring or paying a dividend if our board has reasonable grounds for believing that we are, or would after the payment be, unable to pay our liabilities as they become due, or the realizable value of our assets would thereby be less than the aggregate of our liabilities and stated capital. We may not pay any dividends on our common shares in the foreseeable future. As a result, capital appreciation, if any, of our common shares will be your sole source of gain for the foreseeable future.

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

We are incorporated in the Province of Manitoba, Canada under the MCA. We conduct our operations outside the United States and substantially all of our assets are located outside the United States. In addition, a majority of our directors and executive officers and the experts named in this Annual Report reside outside the United States, and a significant amount of their assets are located outside the United States. As a result, service of process upon such persons may be difficult or impossible to effect within the United States. Furthermore, because a substantial portion of our assets, and substantially all the assets of our directors and officers and the Canadian experts named herein, are located outside of the United States, any judgment obtained in the United States, including a judgment based upon the civil liability provisions of United States federal securities laws, against us or any of such persons may not be collectible within the United States. In Canada, provincial and territorial reciprocal enforcement of judgments legislation sets out the procedure for registering foreign judgments and this procedure varies depending on the province or territory of the enforcing court. If a foreign judgment originates from a jurisdiction not captured by the applicable provincial or territorial reciprocal enforcement of judgments or enforcement of foreign judgments legislation, the foreign judgment may be capable of enforcement at common law and the party seeking to enforce the foreign judgment must commence new proceedings in the domestic or enforcing court.

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

We are an “emerging growth company” as defined in the U.S. Securities Act of 1933, as amended, or the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. As such, we are eligible to take, have taken, and intend to take, advantage of certain exemptions from various reporting requirements applicable to other public companies that are not emerging growth companies for as long as we continue to be an emerging growth company, including the exemption from the auditor attestation requirements with respect to internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act.

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

We will remain an emerging growth company until the earliest of (i) the last day of the fiscal year during which we have total annual gross revenues of at least US$1.235 billion; (ii) the last day of our fiscal year following the fifth anniversary of the completion of our initial public offering; (iii) the date on which we have, during the preceding three year period, issued more than US$1.0 billion in non-convertible debt; or (iv) the date on which we are deemed to be a “large accelerated filer” under the Exchange Act, which could occur if the market value of our common shares that are held by non-affiliates is US$700 million or more as of the last business day of our most recently completed second fiscal quarter.

Because we are subject to ongoing public reporting requirements that are less rigorous than Exchange Act rules for companies that are not emerging growth companies, our shareholders could receive less information than they might expect to receive from more mature public companies. We cannot predict if investors will find our common shares less attractive if we elect to rely on these exemptions, or if taking advantage of these exemptions would result in less active trading or more volatility in the price of our common shares.

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

We currently follow our home country practice that (i) does not require us to seek shareholder approval for amending our share incentive plans; (ii) does not require us to hold an annual meeting of shareholders no later than one year after the end of its fiscal year; (iii) does not require us to have a nominating/corporate governance committee  composed entirely of independent directors; and (iv) does not require us to have a compensation committee composed entirely of independent directors. Consequently, we are exempt from independent director requirements of Rule 5605 (d) and (e) of Nasdaq listing standards, except for the requirements under subsection (b)(2) thereof pertaining to executive sessions of independent directors. Accordingly, our investors may not be provided with the benefits of certain corporate governance requirements of Nasdaq.

A single major shareholder owns a significant amount of our common shares. As a result, although less than a majority of our outstanding common shares, it will have the ability to significantly influence all matters submitted to our shareholders for approval.

As of October 22, 2024, a single major shareholder, Nova Minerals Limited, or Nova, owned approximately 23.07% of our outstanding common shares. Although Nova does not own a majority of our outstanding common shares, it may have the ability to significantly influence all matters submitted to our shareholders for approval including:

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

Future issuances of our common shares or securities convertible into, or exercisable or exchangeable for, our common shares, or the expiration of lock-up agreements that restrict the issuance of new common shares or the trading of outstanding common shares, could cause the market price of our common shares to decline. We cannot predict the effect, if any, of future issuances of our securities, or the future expirations of lock-up agreements, on the price of our common shares. In all events, future issuances of our common shares would result in the dilution of your holdings. In addition, the perception that new issuances of our securities could occur, or the perception that locked-up parties will sell their securities when the lock-ups expire, could adversely affect the market price of our common shares. In addition to any adverse effects that may arise upon the expiration of any such lock-up agreements, it is likely that the lock-up provisions in such agreements will include a provision that the lock-up terms may be waived, at any time and without notice. If the restrictions under the lock-up agreements are waived, our common shares may become available for resale, subject to applicable law, including without notice, which could reduce the market price for our common shares. As of the date of this Annual Report, there are no existing lock up agreements with respect to our common shares.

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

In general, a corporation organized outside the United States will be treated as a passive foreign investment company, or PFIC, for any taxable year in which either (i) at least 75% of its gross income is “passive income” or (ii) on average at least 50% of its assets, determined on a quarterly basis, are assets that produce passive income or are held for the production of passive income. Passive income for this purpose generally includes, among other things, dividends, interest, royalties, rents, and gains from the sale or exchange of property that gives rise to passive income. Assets that produce or are held for the production of passive income generally include cash, even if held as working capital or raised in a public offering, marketable securities, and other assets that may produce passive income. Generally, in determining whether a non-U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account.

Although we do not believe that we were a PFIC our current taxable year, based on the expected composition of our income and assets and the value of our assets, including goodwill, our determination is based on an interpretation of complex provisions of the law, which are not addressed in a significant number of administrative pronouncements or rulings by the U.S.  Internal Revenue Service, or IRS. Accordingly, there can be no assurance that our conclusions regarding our status as a PFIC for our current taxable year will not be challenged by the IRS and, if challenged, upheld in appropriate proceedings. In addition, because PFIC status is determined on an annual basis and generally cannot be determined until the end of the taxable year, there can be no assurance that we will not be a PFIC for the current taxable year. Because we may continue to hold a substantial amount of cash and cash equivalents, and because the calculation of the value of our assets may be based in part on the value of our common shares, which may fluctuate considerably, we may be a PFIC in future taxable years. Even if we determine that we are not a PFIC for a taxable year, there can be no assurance that the IRS will agree with our conclusion and that the IRS would not successfully challenge our position. Our status as a PFIC is a fact-intensive determination made on an annual basis.

If we were a PFIC for any taxable year during which a U.S. investor holds shares, certain adverse U.S. federal income tax consequences could apply to such U.S. investor.

The U.S. federal income tax rules relating to PFICs are very complex. Current and prospective U.S. investors are strongly urged to consult their own tax advisors with respect to the impact of PFIC status on their purchase, ownership and disposition of our common shares, the consequences to them of an investment in a PFIC, any elections available with respect to our common shares and the IRS information reporting obligations with respect to the purchase, ownership and disposition of the common shares of a PFIC.

ITEM 4. INFORMATION ON THE COMPANY

4.A. History and Development of the Company.

Our Corporate History

We were incorporated in the Province of Manitoba, Canada under the MCA on May 25, 2018. We currently have five wholly owned subsidiaries, Snow Lake Exploration Ltd., Snow Lake (Crowduck) Ltd., Global Uranium Acquisition Corp Pty Ltd., Snow Lake Investments (US) Ltd., and Snow Lake Exploration (US) Ltd. We also hold a majority interest in Engo Valley Pty Ltd.

Snow Lake Exploration Ltd. was incorporated by us on May 25, 2018 in Manitoba, Canada, and is an operating company formed to conduct the exploration and development of mineral resources.

Snow Lake (Crowduck) Ltd. was incorporated by us on May 25, 2018 in Manitoba, Canada, and is an asset holding company that holds all of the ownership interests in 133 mineral claims on the Snow Lake Lithium™ Project.

Global Uranium Acquisition Corp Pty Ltd. is a private Australian asset holding company, incorporated on March 22, 2024, that holds the option to acquire all of the ownership interests in the 20 mineral claims on the Black Lake Uranium Project. Details of the transaction relating to our acquisition of  Global Uranium Acquisition Corp Pty Ltd. is described further below.

Engo Valley Pty Ltd. is a private Australian asset holding company, incorporated on February 9, 2024, that holds an 85% interest in Namibia Minerals and Investment Holdings (Proprietary) Limited, the Namibian private company that holds EPL-5887. EPL-5887 hosts the Engo Valley Uranium Project. Details of the transaction relating to our acquisition of a majority interest in Engo Valley Pty Ltd. is discussed further below.

Snow Lake Exploration (US) Ltd., was incorporated in Delaware on April 2, 2024, and is an asset holding company that holds our majority interest in Engo Valley Pty Ltd.

Snow Lake Investments (US) Ltd. was incorporated in Delaware on April 2, 2024, and does not currently have any operations or assets.

Corporate Information

Our corporate address is, 360 Main St 30th Floor, Winnipeg, MB R3C 4G1, Canada. Our telephone number is (204) 815-5806 and our company email address is info@snowlakelithium.com.

Our registered office is located at 360 Main St 30th Floor, Winnipeg, MB R3C 4G1, Canada.

Our agent for service of process in the United States is Cogency Global Inc., located at 122 East 42nd Street, 18th Floor, New York, New York 10168.

Our website can be found at https://snowlakeenergy.com. The information contained on our website is not a part of this Annual Report, nor is such content incorporated by reference herein, and should not be relied upon in determining whether to make an investment in our common shares. We have included our website address in this Annual Report solely as an inactive textual reference.

Recent Developments

On July 17, 2023, we announced the appointment of Frank Wheatley as our Chief Executive Officer with immediate effect. Mr. Wheatley brings more than 35 years of mining and resource industry experience. He also has extensive domestic and international experience with development and operating gold, copper and lithium companies, including project development, project financing, environmental permitting in accordance with all international best practice and ESG standards, as well as mergers and acquisitions.

On August 9, 2023, we obtained a Technical Report Summary of Initial Assessment, dated August 9, 2023, with an effective date of July 12, 2023, or the PEA, compliant with Regulation S-K 1300, or S-K 1300, assessing the potential mineral resources of the Snow Lake Lithium™ Project.  The PEA was prepared by ABH Engineering Inc. of Vancouver, BC in accordance with the SEC requirements under S-K 1300.  The PEA considered a mine plan consisting of underground mining on both deposits, with an initial open pit on the Grass River deposit.  Metallurgical testwork has demonstrated that conventional lithium process technologies of dense media separation and floatation will provide robust recoveries.  The PEA contemplated that tailings would ultimately be backfilled underground, with no permanent tailing facility above ground.  The PEA also looked at the possibility of direct shipping ore, or DSO, as an early cash flow generating opportunity to use revenue from DSO sales to offset initial capital costs to construct the mine and processing facility.  The PEA is preliminary in nature and is intended to provide an initial, high-level review of the Snow Lake Lithium™ Project's economic potential and design options.  The projected economic results include numerous assumptions and are based on measured, indicated and inferred mineral resource estimates for the Snow Lake Lithium™ Project, as specified in the PEA.  Inferred resources are considered to be too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the PEA will be realized.  Unlike mineral reserves, mineral resource estimates do not have demonstrated economic viability.

On September 21, 2023, we closed our best-efforts flow-through financing through the issuance of 2,133,979 common shares at a price of C$3.6117 (or approximately US$2.67) per common share, for gross proceeds of C$7,707,292 (or approximately US$5,697,710), or the September 2023 Offering. The proceeds of the September 2023 Offering was used for exploration activities on our Canadian mineral projects. The shares were offered for purchase and sale to purchasers in the province of Manitoba on a private placement basis under Canadian law. The September 2023 Offering was registered under applicable U.S. securities laws pursuant to a registration statement on Form F-3 filed with, and previously declared effective by, the SEC under the Securities Act.

On October 5, 2023, the Company announced the final set of results from the 2022/2023 winter-spring drill program at its 100% owned Snow Lake Lithium™ Project. For a summary of the update, please refer to the press release dated October 5, 2023, which can be found on EDGAR under the Company’s profile.

On December 8, 2023, we announced that we had received a written notification from Nasdaq that we were not in compliance with Nasdaq Listing Rule 5550(a)(2), as the minimum bid price of our common shares had been below US$1.00 per share for 30 consecutive business days. On January 12, 2024, we announced that on January 11, 2024, we received a written notification from Nasdaq that we had regained compliance with Nasdaq Listing Rule 5550(a)(2), as the minimum bid price of our common shares had been above US$1.00 per share for the prior 10 consecutive business days.

The Company commenced proceedings in 2023 in Manitoba and Ontario requesting a re-assessment of legal accounts issued by the Company’s former legal advisors. These proceedings were resolved in 2023 resulting in collective payments to the Company of approximately $150,000.

On January 30, 2024, we announced that we had signed an option agreement with ACME Lithium Inc., (“ACME”), pursuant to which ACME granted us the option to earn up to a 90% undivided interest in the mineral claims held by ACME at its Manitoba lithium pegmatite project areas, located in south eastern Manitoba, Canada, or the Shatford Lake Project.

We may exercise the option by paying a total cash amount of C$800,000 and incurring a total of C$1.8 million in exploration and development expenditures, in each case over a two-year period.

Once we have earned a 90% undivided interest in the Shatford Lake Project, and completed a positive feasibility study, a joint venture between us and ACME will be formed for further development, the detailed market standard terms and conditions of which will be agreed at the time of formation of the joint venture.

Upon formation of the joint venture: (i) we will hold a 90% interest, and ACME will hold 10% interest in the joint venture, (ii) our interest will be a 90% participating interest in the joint venture, but will fund 100% of all expenditures until the completion of a positive feasibility study, and (iii) ACME will retain a 10% free carried interest, without the need to contribute to expenditures until the completion of a positive feasibility study on the Shatford Lake Project.

The Shatford Lake Project is comprised of 37 mineral claims located over three project areas, being Shatford Lake, Birse Lake, and Cat-Euclid Lake, totaling approximately 17,000 acres. The project is located in the Bird River Greenstone Belt in southeastern Manitoba, Canada. The region hosts hundreds of individual pegmatite bodies, many of which are classified as complex rare-element lithium-cesium-tantalum, or LCT, pegmatites. Thirty-one of the mineral claims are contiguous to the south of Sinomine Corporation’s Tanco Mine, an LCT producer since 1969.

We do not consider the ShatfordLake Project material at this time.

Geological Setting of Shatford Project

The Shatford Project straddles a 15 kilometers long structural trend of the Greer-Shatford Shear Zone with numerous pegmatite dykes and favorable host rocks.  It is situated in the southern limb of the Bird River greenstone belt in southeastern Manitoba.  The region hosts hundreds of individual pegmatite bodies, many of which are classified as complex rare-element LTC  pegmatites - known to account for a quarter of the world's lithium production.

The northeast corner of the Shatford Lake Project borders the mineral lease of the Tanco mine, with the Buck, Pelgi, and Dibs pegmatites nearby.

Tanco Mine

Tantalum Mining Corporation of Canada Ltd. ("Tanco") is 100% owned and operated by Sinomine (Hong Kong) Rare Metals Resource Co., and operates the Tanco mine located on the northwest shore of Bernic Lake, Lac du Bonnet, Manitoba.  The Tanco mine pegmatite orebody was discovered in the late 1920's and the Tanco mine has been in commercial operation producing lithium in Manitoba for more than 50 years.  In addition to lithium concentrate for the lithium battery market, the Tanco mine produces cesium-based products for the North American market.

On May 23, 2024, we announced that field crews had initiated the 2024 exploration program on the Shatford Lake Project.

2024 Exploration Program

We, together with Critical Discoveries, a private geological services consulting company, designed a multi-phase exploration program for 2024 for the Shatford Lake Project, which includes:

•compiling and analyzing all past exploration data generated by ACME, including all geophysical and geochemical data, as well as past drilling results, in order to identify targets for field work;

•initial prospecting and mapping, focusing on the northwest corner of the Shatford Lake Project and then expanding to cover the balance of the project. Initial prospecting activities to date have included the discovery of numerous pegmatites under heavy overburden. Samples have been taken and submitted to an assay lab for analysis;

•depending on assay results and receipts of permits, a program of up to 2,000 meters of diamond drilling, spread over approximately 10 holes of approximately 200 meters each, and further dependent upon appropriate drill target identification from the previous phases of the program; and

•compilation and evaluation of all field data, assay results, and drill results from the 2024 exploration program.

Initial prospecting and mapping focused on the northwest corner of the Shatford Lake Project and then expanded to cover the balance of the project.

Initial prospecting activities included the discovery of multiple pegmatites under heavy overburden. Samples have been taken and submitted to the assay lab for analysis.

On September 4, 2024 and October 16, 2024, we provided further updates on the exploration program on the Shatford Lake Project. The 2024 prospecting/reconnaissance program has been successfully completed. There was a significant discovery of a >

Results included the discovery of numerous pegmatites under heavy overburden.

Phase 3 is intended to be a program of up to 2,000 meters of diamond drilling, spread over approximately 10 holes of approximately 200 meters each, and will not be completed during 2024 as permits are not yet in place and the weather window for drilling has largely closed.  Phase 4 will be compilation and evaluation of all field data, assay results, and drill results from and drill program.

Geological Setting of Shatford Lake Project

The Shatford Lake Project straddles a 15 kilometers long structural trend of the Greer-Shatford Shear Zone with numerous pegmatite dykes and favorable host rocks.  It is situated in the southern limb of the Bird River greenstone belt in southeastern Manitoba.  The region hosts hundreds of individual pegmatite bodies, many of which are classified as complex rare-element LCT pegmatites - known to account for a quarter of the world's lithium production.

The northeast corner of the Shatford Lake Project borders the mineral lease of the Tanco mine, with the Buck, Pelgi, and Dibs pegmatites nearby.

The Shatford Lake Project is comprised of 37 mineral claims located over three project areas - Shatford Lake, Birse Lake, and Cat-Euclid Lake, totaling approximately 17,000 acres.  The project is located in the Bird River Greenstone Belt in southeastern Manitoba.  Thirty-one (31) of the mineral claims are contiguous to the south of Sinomine Corporation's world class Tanco Mine, an LCT producer since 1969.

Muskrat Dam Project

On February 5, 2024, the Company entered into an option agreement (the “Muskrat Dam Option Agreement”) with a private Manitoba company (“Manco”) to acquire a 90% undivided interest in a group of mineral claims in the Muskrat

Dam Lake area of Western Ontario, near Kenora and the border with Manitoba (the “Muskrat Dam Project”). Pursuant to the Muskrat Dam Option Agreement, Manco granted the Company the Option to earn up to a 90% undivided interest in the Muskrat Dam Project upon the following terms and conditions:

•Cash payment of $50,000;

•Issuance of an aggregate of 500,000 common shares; and

•Issuance of an aggregate of 2,000,000 warrants to purchase 2,000,000 common shares at a price of USD $1.50 per share for a period of 5 years.

As part of its continued transition to a clean energy company, the acquisition of its two uranium projects, the current state of the lithium market, and the grass-roots nature of the project, the Company decided that the Muskrat Dam Project did not fit with the Company’s strategic plan. Accordingly, the option agreement was amended and terminated on June 28, 2024, and the Company issued an aggregate of 3,500,000 shares in consideration for the termination. The 2,000,000 warrants previously issued were cancelled.

On February 14, 2024, we issued 60,000 common shares upon the exercise of 60,000 restricted share units, or RSUs, previously granted to various directors.

On February 20, 2024, we issued 325,000 common shares as a result of a debt settlement.

In February 2024, our company, OG Acquisition 2 Corp., a private British Columbia company, or OG, Engo Valley Pty Ltd, a private Australian company, or Engo Valley, and Namibia Minerals and Investment Holdings (Proprietary) Limited, a private Namibian company, or NMIH, entered into a binding letter of intent, as amended by agreements dated March 15, 2024 and June 30, 2024, pursuant to which we agreed to acquire up to 100% of Engo Valley, which holds an 85% interest in NMIH, which in turn, is the sole registered and beneficial owner of 100% of the right, title and interest in Exclusive Prospecting License 5887, or EPL-5887. EPL 5887 hosts the Engo Valley Uranium Project. EPL-5887 covers an area of 69,530 hectares, is valid until February 12, 2026, and covers base and rare metals, industrial minerals, non-nuclear fuel mineral, nuclear fuel minerals, precious metals and precious stones.

On February 21, 2024, we announced that we had begun our transition to a diverse clean energy company with exclusive option to acquire interests in the Engo Valley Uranium Project.

The Engo Valley Uranium Project is located in the Skeleton Coast, in the Opuwo District of the Kunene Region, along the coast of northwest Namibia, approximately 600 kilometers north of Swakopmund, Namibia.  Uranium mineralization was discovered in 1973 and exploration was conducted intermittently by Gencor between 1974 and 1980.  The project is accessible from the south via 190km of desert track roads from Mowe Bay, via the Sarusas mine. To the east there are unconfirmed track roads that connect the project area to the settlement of Orupembe.

EPL 5887 is registered in the name of the NMIH.  The License was granted for industrial minerals, non-nuclear fuel minerals, nuclear fuel minerals, precious metals and precious stones, which includes uranium. On March 6, 2024, we announced that the 5887 License had been renewed by the Namibian Ministry of Mines and Energy and is valid until February 12, 2026.

An environmental clearance certificate was issued by the Namibian Ministry of the Environment to the NMIH for a period of three years and is valid until at least August 15, 2024, permitting exploration work on the License. Application for renewal of the environmental clearance certificate has been made to the Namibian Ministry of the Environment, and is pending renewal.

In July 2024, we entered into a share purchase agreement with the shareholders of Engo Valley, or the Engo Valley Shareholders, Engo Valley, OG, and NMIH, to acquire Engo Valley in two stages, as follows:

(i)We acquired an initial 80% undivided interest in Engo Valley, which represents a 68% undivided interest in NMIH, or the First Stage Interest, by (a) paying to OG, upon the execution of the binding letter of intent, a cash amount of US$250,000, (b) incurring exploration expenditures of a minimum of US$200,000 on the Engo Valley Uranium Project on or prior to July 31, 2024, and (c) issuing to Engo Valley and its designees, on August 7, 2024 (being the closing date of the First Stage Interest), an aggregate of 2,024,496 of our common shares, or the First Stage Shares, being the common shares calculated by dividing US$2.0 million by the 5-day volume weighted average price of our common shares as of a specified date (which was US$0.9879). In accordance with the terms of the share purchase agreement, 50% of the First Stage Shares issued to Engo Valley and its designees have vested. The remaining 50% of the First Stage Shares have been placed in escrow, and will vest and be released from escrow upon the completion of an SK-1300 compliant mineral resource estimate on the Engo Valley Uranium Project; provided, that such unvested First Stage Shares will be cancelled if the SK-1300 compliant mineral resource estimate is not completed on or before June 30, 2025.

(ii)We will acquire an additional 20% undivided interest in Engo Valley, which represents a 17% undivided interest in NMIH, or the Second Stage Interest, upon our incurring additional exploration expenditures of a minimum of US$800,000 on the Engo Valley Uranium Project on or before June 30, 2025; provided that any expenditures we incurred in excess of the US200,000 minimum exploration expenditures in connection with our acquisition of the First Stage Interest will be credited against the expenditure commitment for the Second Stage Interest.

Our acquisition of the First Stage Interest was completed on August 7, 2024.

After our acquiring of the Second Stage Interest, we will be obligated to make the following payments to Engo Valley, in the form of our common shares, upon the achievement of the following milestones:

(i)Milestone Payment No. 1: In the event an SK-1300 compliant technical report determines there is a uranium mineral resource on the Engo Valley Uranium Project of a minimum of 10 million pounds with a minimum average grade of 250 parts per million, or ppm, U3O8, we will issue to Engo Valley or as it directs, an aggregate of 1,030,927 of our common shares, being the common shares calculated by dividing US$1,000,000 by the closing price of our common shares on February 20, 2024, as reported by the Nasdaq Capital Market (which was USD$0.97); and

(ii)Milestone Payment No. 2: In the event an SK-1300 compliant technical report determines there is a uranium mineral resource on the Engo Valley Uranium Project of a minimum of 25 million pounds with a minimum average grade of 250 ppm U3O8, we will issue to Engo Valley or as it directs, an aggregate of 1,030,927 of our common shares, being the common shares calculated by dividing US$1,000,000 by the closing price of our common shares on February 20, 2024, as reported by the Nasdaq Capital Market (which was USD$0.97).

We have designed a multi-phase exploration program for 2024 for the Engo Valley Uranium Project, which includes:

•analysis of all airborne survey data previously flown by the Namibian Government over the project area, together with all other historical exploration reports and data on the project area on file with the Namibian Ministry of Mines and Energy;

•topographical survey of the project site;

•locating all historic drill collars from Gencor’s 1970 drilling campaign;

•radon cup survey of all historical targets, as well as a number of new targets, in order to verify the historical airborne survey data and to confirm both historic and new drill targets;

•an initial 1,500-meter reverse circulation drill program to twin the historical drill holes, and to begin an in-fill grid pattern between the historical drill holes; and

•downhole radiometrics on each of the new drill holes.

Exploration field crews began mobilizing to site in May 2024 in order to undertake the field portion of Phase 1 of the program.  Results from the radon cup survey, the initial phase of drilling, and the downhole gamma logging, will inform a second round of drilling.  The two phases of drilling are designed to both test the validity of the various exploration targets and to produce an initial SK-1300 compliant mineral resource estimate.

On June 21, 2024, we provided a further update on the exploration program underway on the Engo Valley Uranium Project.

The two initial components of the 2024 field program, (i) a topographical survey of the project site and (ii) locating all historic drill collars from Gencor's 1970 drilling campaign, had been completed.

The initial phase of a RadonX™ cup survey, where a total of 1,752 radon cups were deployed at a line and cup spacing of 400 meters and 200 meters, respectively, over a survey area of approximately 139 square kilometers, was initiated in late May and completed in early June

The initial phase of this survey successfully identified potentially uraniferous areas indicated by anomalous, and highly anomalous, radon flux.  The anomalous zones within the northern portion of the survey area correlate well with historical targets identified by Gencor.  The increased extent of these anomalies beyond those identified by Gencor, indicate the potential for extensions to the mineralization delineated by Gencor.  The large anomalous area in the southern portion of the survey also correlates well with targets and mineralization identified by Gencor.

Based on these positive results, field crews deployed an infill RadonX™ cup survey over these anomalous areas every 100 meters, along 200-meter spaced survey lines, in order to more accurately identify targets for drill testing.

On July 25, 2024, we announced that after the initial phase of the radon cup survey, a second in-fill radon cup survey was deployed focusing on identified uranium anomalies.  With results from both phases of the radon cup survey in hand, drill targets were finalized.  The two phases of drilling were designed to both test the validity of the various exploration targets and to produce an initial SK-1300 compliant mineral resource estimate.

On October 22, 2024, we announced the commencement of drilling on the Engo Valley Uranium Project in Namibia, which consists of a two-phase drilling program designed to confirm the existence, and to delineate the extent, of historically documented uranium mineralization. The first phase consists of approximately 1,500 meters of reverse circulation drilling, to both twin and initiate an in-fill grid pattern between the historical drill holes. Downhole radiometrics will be undertaken on each new drill hole, with initial results expected shortly after drilling is completed. A second phase of drilling, consisting of approximately 2,100 meters of reverse circulation drilling, will be undertaken after the first phase to expand the infill grid with spacing sufficient to produce an initial SK-1300 compliant mineral resource estimate.

In May 2024, we entered into a share purchase agreement with the Global Uranium Shareholders and Global Uranium to acquire Global Uranium.  Global Uranium is party to a mineral property option agreement with Doctors Investment, dated March 24, 2024, pursuant to which Global Uranium can earn a 100% interest in the Black Lake Uranium Project, as explained further below.

Doctors Investment Group Ltd., a private British Columbia company, or Doctors Investment, is the sole registered and beneficial owner of 100% of the right, title and interest in the mineral claims comprising the Black Lake Uranium Project.

Pursuant to the share purchase agreement we agreed to acquire Global Uranium for the following consideration:

•Payment by us to Global Uranium of an amount of C$50,000, in cash, upon the execution of the letter of intent relating to the acquisition, which amount has been paid;

•Our issuance to the Global Uranium Shareholders of an aggregate of 1,000,000 of our fully paid and non-assessable common shares, or the Initial Snow Lake Shares, upon execution of the share purchase agreement; and

•Our issuance to the Global Uranium Shareholders of an aggregate of 1,000,000 of our fully paid and non-assessable common shares, in the event an SK-1300 compliant technical report determines that there is a uranium mineral resource on the Black Lake Uranium Project of a minimum of 10 million pounds U3O8 with a minimum average grade of 500 ppm U3O8 per tonne.

Our acquisition of Global Uranium was completed on June 21, 2024.

Pursuant to Global Uranium’s mineral property option agreement with Doctors Investment, Global Uranium can earn a 100% interest in the Black Lake Uranium Project, upon the satisfaction of the following conditions:

(i)Cash Payments: Payment by Global Uranium to Doctors Investment of the following amounts in cash:

(a)C$50,000 within two days of signing the mineral property option agreement, which amount has been paid;

(b)C$150,000 within 30 days of the signing of the mineral property option agreement, which amount has been paid;

(c)C$250,000 on or before the first anniversary of the signing of the mineral property option agreement;

(d)C$350,000 on or before the second anniversary of the signing of the mineral property option agreement;

(e)C$400,000 on or before the third anniversary of the signing of the mineral property option agreement; and

(f)C$600,000 on or before the fourth anniversary of the signing of the mineral property option agreement; and

(ii)Exploration Expenditures. Global Uranium incurring the following exploration expenditures on the Black Lake Uranium Project:

(a)C$500,000 in exploration expenditures on or before the first anniversary of the signing of the mineral property option agreement;

(b)C$500,000 in exploration expenditures on or before the second anniversary of the signing of the mineral property option agreement; and

(c)C$1,000,000 in exploration expenditures on or before the third anniversary of the signing of the mineral property option agreement.

Global has the right under the Option Agreement to accelerate both cash payments and/or the exploration expenditures prescribed under the Option Agreement.

Following the exercise of the option, Global Uranium will grant a 1% net smelter royalty to Doctors Investment upon commencement of commercial production, which net smelter royalty may be purchased by Global Uranium at any time at a cost of C$1,500,000.

The Black Lake Uranium Project is located in the Athabasca Basin, Saskatchewan, Canada, 55 kilometers (or approximately 34 miles) to the northeast of the town of Stoney Rapids, Saskatchewan, Canada. It consists of 20 mining claims covering 18,908 hectares and is divided into four projects, namely, Higginson Lake, Charlebois Lake, Fisher Hayes and Spreckley Lake.

Uranium mineralization was discovered in 1950 and exploration was conducted intermittently by a number of companies during the 1950's and 1970's.  The Black Lake Uranium Project is considered to be an exploration stage project with historical, non-modern mining code compliant uranium resources, that would benefit from modern exploration techniques and technology for uranium exploration.

In the Black Lake Uranium Project, uranium mineralization occurs in the local geology consisting of a series of pegmatitic and migmatitic rocks, conformably intermixed with metasedimentary units overlying a granitic gneiss basement.  These pegmatitic and migmatitic rocks are found to be locally mineralized with uranium-bearing minerals.

The bedrock in the Black Lake area is composed of an ancient precambrian sedimentary assemblage now folded and fractured and highly metamorphosed by the later granitic intrusive masses.  The sedimentary assemblage is thoroughly recrystallized, generally pronounced banded and most are strongly gneissoid or schistose.  Pegmatites and related migmatites are closely related and mineralogically similar to the granite, but formed later.  They form as dykes and sills and are spatially related to the granite - granite gneiss contact with the metasediments.  The area is structurally complex.

Black Lake and the surrounding area is known for its uranium and to a lesser extent molybdenum mineralization in pegmatites and migmatite which occurs as lens like, and possibly en-echelon type bodies within dykes and sills. Radioactivity can be traced continuously along strike over several kilometers.  Radioactive minerals of most of the mineralized pegmatites and migmatites are primary accessory constituents; however, some are sheared, while others are injected via hydrothermal solutions.

The Black Lake Uranium Project underwent significant exploration during the 1950's and 1970's by a number of companies.  The historic programs focused on Higginson Lake and Charlebois Lake and confirmed 28 historic uranium showings.  Prior work included a variety of geophysical, geochemical and drilling programs.  A total of 13 SMDI (Saskatchewan Mineral Deposit Index) sites have been recorded on the Higginson Lake Project.  The Charlebois Project has extensive uranium showings and in addition to mapping, surveying, trenching and a number of shallow drill holes completed during the 1950's.

Fisher Hayes and Spreckley Lake were also subject to scintillometer surveys, trenching and diamond drilling during the 1950's.

On July 24, 2024, the Company provided an update on its Black Lake Uranium Project.

2024 Exploration Program

We have designed a multi-phase exploration program for 2024 for the Black Lake Uranium Project, which includes:

•compiling, digitizing and reviewing all historical exploration plans, maps, geological reports, survey reports, assessment reports, all previous geologic, radiometric, and scintillometer surveys, assay results from prior diamond drilling programs on the Higginson Lake, Charlebois Lake and Spreckley Lake project areas from prior companies’ exploration programs in the 1950’s and 1970’s;

•an airborne survey over the entire Black Lake Uranium Project area;

•upon receipt of permits, a program of prospecting and mapping and ground geophysics, focusing on areas of known mineralization, in order to assist in locating high-value drill targets; and

•upon receipt of permits, a program of diamond drilling, which is intended to be a program of up to 2,000 meters of diamond drilling, spread over approximately 10 holes of approximately 200 meters each, dependent upon appropriate drill target identification from prior phases of the program. Based upon successful drilling, the objective of the 2024 work program would be to produce an initial SK-1300 compliant mineral resource estimate.

On May 8, 2024, we held our annual general and special meeting of our shareholders, or the 2024 Annual Meeting, at which our shareholders passed a special resolution authorizing and approving our continuance from the Province of Manitoba into the Province of Ontario, or the Continuance, under the Business Corporations Act (Ontario), or the OBCA, and to effect, at such time as our board deems appropriate, but in any event no later than three years after the 2024 Annual Meeting, such Continuance in accordance with the MCA, and the OBCA, subject to our board of directors’ authority to decide not to proceed with the Continuance.

If the Continuance is effected, we will become a corporation under the laws of the Province of Ontario as if we had been incorporated under the OBCA. While the Continuance, if effected, will not, by itself, result in any change of our business or our assets or liabilities, or in the persons who constitute our board of directors or management, it will affect certain rights of our shareholders as they currently exist under the MCA. Consequently, you should consult your legal advisors regarding the implications of our effecting the Continuance, prior to making an investment decision with respect to our common shares or other securities. A comparative summary of certain differences between the MCA and the OBCA is set forth in our management information circular for the 2024 Annual Meeting, dated March 28, 2024, attached as Exhibit 99.1 to our Form 6-K furnished to the SEC on April 11, 2024. Such summary is not a comprehensive review of the two statutes, and is qualified in its entirety by the full text both statutes and the regulations thereunder.

At the 2024 Annual Meeting, our shareholders also passed a special resolution authorizing and approving the consolidation of our issued and outstanding common shares at a consolidation ratio to be determined by our board of directors, at its sole discretion, and to effect, at such time as our board of directors deems appropriate, but in any event no later than three years after the 2024 Annual Meeting, a share consolidation of all of our issued and outstanding common shares on the basis of such determined consolidation ratio, subject to our board of directors’ authority to decide not to proceed with the consolidation.

At the 2024 Annual Meeting, our shareholders also passed a special resolution to authorize our board of directors to amend our articles to change our current name to a name to be decided by our board of directors, in its sole discretion, and to effect such name change, at such time as our board of directors deems appropriate, but in any event no later than three years after the 2024 Annual Meeting, subject to our board of directors’ authority to decide not to proceed with the name change.

On May 24, 2024, we announced that we had received a written notification from Nasdaq that we were not in compliance with Nasdaq Listing Rule 5550(a)(2), as the minimum bid price of our common shares had been below US$1.00 per share for 30 consecutive business days. In accordance with Nasdaq rules, we have a period of 180 calendar days (or until November 20, 2024) to regain compliance with the minimum bid price requirement. See “Risk Factors—We may not be able to maintain a listing of our common shares on Nasdaq” for additional details.

Effective June 30, 2024, our prior chief financial officer, Keith Li, resigned from his position. In connection therewith, Kyle Nazareth was appointed as our Interim Chief Financial Officer (“CFO”), effective July 1, 2024. Kyle Nazareth became our Interim Chief Financial Officer on July 1, 2024.

On July 5, 2024, we announced that geopolitical events continue to shape both the uranium and lithium markets, with the uranium market showing considerable strength, and the lithium market continuing to show weakness.  Given the current state of the uranium and lithium markets, our primary focus over the next year will be to advance the exploration of our two uranium projects, while taking a slower, more careful approach to exploring our two lithium projects. In the same corporate update, we announced that due to a number of factors, including warmer than normal winter weather conditions in Northern Manitoba during early 2024, and the current state of the lithium market, we did not undertake our planned winter drilling campaign.  During 2024, we will complete our second year of environmental baseline data collection.  Additional exploration, including additional infill drilling, and drilling of the open extensions of both the Thompson Brothers and Grass River deposits, will be limited during 2024 due to a number of factors including depressed lithium prices which continue to remain low after a stratospheric rise in 2022, followed by a precipitous 80% drop during 2023.  Demand for lithium continues to be weak, and a number of major global lithium producers continue to curtail production until the lithium market and lithium prices recover.

When we obtained the PEA in July 2023, the price of lithium concentrate was approximately USD$3,500 per tonne. Recently, prices have hovered around the USD$800 to USD$1,000 per tonne.  The dramatic drop in lithium concentrate prices has a significant negative effect on the project economics of the Snow Lake Lithium™ Project.

Project economics are affected by a number of internal and external factors.  Internal factors include the size, grade, throughput, cut-off grade, mine plan, infrastructure, permitting and project debt capacity of the project.  External factors include the lithium market, lithium prices, supply and demand for lithium, current lithium producers, lithium development projects, and availability of exploration, development and construction financing.

In reviewing the Snow Lake Lithium™ Project, we considered the following adverse internal factors:

•the scale of the project is relatively small, and it does not enjoy the economies of scale of a larger, higher-grade project;

•the mineral resource estimate is relatively small, when calculated at historical lithium prices, and would become smaller if calculated at current lithium prices;

•the grade is relatively low;

•the project is relatively remote and will require extensive infrastructure to support development and operations, including power, water, highway and rail transportation, at significant cost;

•the net present value and internal rate of return, at current lithium prices, will be reduced from those at previous lithium prices; and

•overall project economics at current lithium prices will be reduced to the point where the project will probably not generate a net present value and rate of return that would be attractive to investors, and as such would not support further exploration, development and/or construction financing.

In reviewing the Snow Lake Lithium™ Project, we considered the following adverse external factors:

•the lithium market is currently depressed, and industry experts do not forecast a recovery in the near term;

•lithium prices suffered an 80% drop in 2023 and have not yet shown any signs of a sustained recovery;

•In response to these lower prices, some lithium supply has already been curtailed as major global lithium producers have scaled back production until lithium prices recover;

•lithium demand remains weaker than has been previously forecast, with recovery in demand in the near term to be driven by recovery of growth in the EV market;

•competition amongst lithium exploration and development companies for projects, personnel and financing is intense; and

•financing will be provided to those companies whose projects have size, scale, grade, infrastructure, and project economics that are superior to others.

There is considerable uncertainty as to when demand and prices will recover.  Competition amongst lithium exploration and development companies, particularly in Canada, is intense and few projects will ultimately proceed through development, permitting, financing, construction and into commercial production.  At current lithium prices, only a few lithium development projects would have the size and scale such that they can be considered economic, and as a result, only a few, will be able to secure the financing necessary to be explored, developed and placed into production.

One of the principal drivers of lithium demand is the EV market.  While the EV market remains strong in China, uptake of EVs has slowed in North America and major North American original equipment manufacturers, or OEMs, have slowed, curtailed or abandoned EV programs, as the demand for EVs remains lower than has been previously forecast.  North American OEMs are continuing to add hybrid vehicles to their product offerings, as the demand for pure EVs remains low.  In addition, both North America and Europe are applying tariffs to foreign produced EVs.

As a non-revenue generating company, we are dependent upon the capital markets to raise financing to fund our exploration activities.  At the present time, given the current state of the lithium market, and the state of the EV transition in North America, we believe there is little investor interest in lithium projects, and hence, little to no ability to raise financing to explore lithium projects.

As a result of the above and other factors, we are of the view that the Snow Lake Lithium™ Project does not have the scale, size, grade or project economics to make it an attractive exploration project at the present time given the current lithium pricing environment.  As we did not see the possibility of being able to generate or create any shareholder value from the further exploration of the Snow Lake Lithium™ Project at the time the decision was made, we came to the conclusion that the Snow Lake Lithium™ Project was no longer a material asset to the Company.  Further supporting this conclusion is the current positive state of the uranium market, and given the state of the uranium market, there is substantially more investor interest in uranium projects, and more available capital to companies exploring and developing prospective uranium projects in friendly jurisdictions.  Accordingly, we have shifted our focus to spend the majority of our time and exploration and evaluation expenditures on our two uranium projects, as these projects hold the potential to create more shareholder value than continuing significant exploration work on our lithium projects at the present time.  Limited exploration activities will continue on the Shatford Lake Project, and environmental baseline data collection will continue on the Snow Lake Lithium™ Project, during 2024.

While we do not intend to abandon the Snow Lake Lithium™ Project, further exploration activities have been limited until such time as the lithium market recovers, lithium prices recover, investor interest in the lithium sector returns, and capital once again becomes available to fund exploration and development of lithium projects.

On August 22, 2024, we entered into an ATM Sales Agreement with ThinkEquity LLC, or ThinkEquity, as amended on October 18, 2024, as sales agent, pursuant to which we may offer and sell, from time to time through ThinkEquity, our common shares. The offer and sale of our common shares, if any, will be made pursuant to our shelf registration statement on Form F-3 (File No. 333-272324), previously declared effective by the SEC on August 9, 2023, as supplemented by the prospectus supplement relating to the common shares which may be issued from time to time pursuant to the ATM Sales Agreement, dated August 22, 2024. Pursuant to such prospectus supplement, we may offer and sell up to US$1,000,000 of our common shares.  As of the date of this Annual Report, an aggregate of 820,541 common shares have been sold under the ATM Sales Agreement.

Under the ATM Sales Agreement, ThinkEquity may sell the Company’s common shares by any method permitted by law and deemed to be an "at the market offering" as defined in Rule 415(a)(4) under the Securities Act, including sales made directly on the Nasdaq Capital Market, or on any other existing trading market for our common shares. We are not obligated to make any sales of common shares under the ATM Sales Agreement and no assurance can be given that we will sell any common shares under the ATM Sales Agreement, or, if we do, as to the price or number of common shares that we will sell, or the dates on which any such sales will take place. The aggregate compensation payable to ThinkEquity as sales agent is equal to 3.0% of the gross proceeds of our common shares sold pursuant to the ATM Sales Agreement. In addition, we agreed in the ATM Sales Agreement to provide indemnification and contribution to ThinkEquity against certain liabilities, including liabilities under the Securities Act.

The ATM Sales Agreement may be terminated by either party as set forth in the ATM Sales Agreement. The foregoing is not a complete description of the ATM Sales Agreement and is qualified by reference to the full text and terms of the atm Sales Agreement, which is filed as Exhibit 4.12 to this Annual Report.

On October 18, 2024, the ATM Sales Agreement was amended (“Amended ATM Sales Agreement”). Pursuant to the amended ATM Sales Agreement, the Company may offer and sell up to US$2,900,000 of its common shares. The offer and sale of the Company’s common shares, if any, will be made pursuant to the Company’s shelf registration statement on Form F-3 (File No. 333-272324), previously declared effective by the SEC on August 9, 2023, as supplemented by the prospectus supplement relating to the common shares which may be issued from time to time pursuant to the Amended ATM Sales Agreement, dated October 18, 2024. The foregoing is not a complete description of the Amended ATM Sales Agreement and is qualified by reference to the full text and terms of the Amended ATM Sales Agreement, which is filed as Exhibit 4.19 to this Annual Report.

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

On April 12, 2019, we fulfilled our contractual obligations with Strider Resources and exercised our option to acquire the 100% ownership interest in the Snow Lake Lithium™ Project, subject to the 2% net smelter royalty payable to Strider Resources, 80% of which was in the name of MMPL at that time.  In consideration of this acquisition, we issued 2,100,000 (post consolidation) of our common shares to PPSL and 300,000 (post consolidation) shares Strider Resources.

On February 11, 2020, we purchased from TBL (formerly MMPL) the 80% interest in the Snow Lake Lithium™ Project held by TBL. After this transaction, we owned 100% of the Snow Lake Lithium ™ Project interest.

On February 25, 2020, we transferred our 100% interest in the Snow Lake Lithium™ Project to our wholly owned subsidiary, Snow Lake Crowduck. This interest remains subject to a 2% net smelter royalty payable to Strider Resources.

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

On January 29, 2024, we entered into an option agreement with ACME, pursuant to which ACME granted us the option to earn up to a 90% undivided interest in the mineral claims held by ACME at its Manitoba lithium pegmatite project areas, located in southeastern Manitoba, Canada (that is, the Shatford Lake Project).

On March 24, 2024, Global Uranium entered into the option agreement with Doctors Investment, pursuant to which Global Uranium can earn a 100% interest in the Black Lake Uranium Project. Doctors Investment is the sole registered and beneficial owner of 100% of the right, title and interest in the mineral claims comprising the Black Lake Uranium Project. On June 21, 2024, we completed our acquisition of Global Uranium.

On August 7 we completed our acquisition of the First Stage Interest of Engo Valley, which holds an 85% interest in NMIH, which in turn, is the sole registered and beneficial owner of 100% of the right, title and interest in EPL-5887, which hosts the Engo Valley Uranium Project.

To date, we have invested a limited amount of capital in the Snow Lake Lithium™ Project and historical drilling on the Snow Lake Lithium™ Project has been limited as well.  We have also invested a limited amount of capital in exploration programs related to the Shatford Lake Project, the Engo Valley Uranium Project, and the Black Lake Uranium Project.  Drilling programs to prove our lithium resource on the Snow Lake Lithium™ Project or to identify a potential lithium resource on the Shatford Lake Project will require additional capital expenditure. Further, drilling programs on the Engo Valley Uranium Project and the Black Lake Lithium Project to identify a potential uranium resource will require additional capital expenditure.

4.B. Business Overview

INDUSTRY

We obtained the industry, market and competitive position data included or incorporated by reference in this Annual Report from our internal estimates and research, as well as from independent market research, industry and general publications and surveys, governmental agencies and publicly available information in addition to research, surveys and studies conducted by third parties.  We have not independently verified the accuracy or completeness of the data contained in the third-party research and other publicly available information.  Further, while we believe that our internal research is reliable, such research has not been verified by any third party.  While we believe the industry, market and competitive position data included or incorporated by reference in this Annual Report is reliable and based on reasonable assumptions, such data involve risks and uncertainties and are subject to change based on various factors, including those discussed under the heading “Risk Factors” in this Annual Report.  These and other factors could cause results to differ materially from those expressed in the estimates made by the third parties or by us.

Our Corporate Strategy

Our corporate strategy is to assemble and develop a portfolio of clean energy mineral projects designed to support the clean energy transition and EV transition. Our overall focus is on uranium and lithium minerals projects. Geopolitical events continue to shape both the uranium and lithium markets, with the uranium market showing considerable strength, and the lithium market continuing to show weakness.  Given the current state of the uranium and lithium markets, our primary focus over the next year will be to advance the exploration of our two uranium projects, while taking a slower, more careful approach to exploring our two lithium projects.

Overview

Snow Lake Resources Ltd., d/b/a Snow Lake Energy, is a Canadian clean energy exploration company listed on Nasdaq:LITM, with a global portfolio of clean energy mineral projects comprised of two uranium projects and two hard rock lithium projects.  The Black Lake Uranium Project is an exploration stage project located in the Athabasca Basin, Saskatchewan and the Engo Valley Uranium Project is an exploration stage project located in the Skeleton Coast of Namibia.  The Shatford Lake Project is an exploration stage project located adjacent to the Tanco lithium tantalum, cesium  mine in Southern Manitoba, and the Snow Lake Lithium™ Project is an exploration stage project located in the Snow Lake region of Northern Manitoba (see “Corporate Developments” for more details).

We currently do not consider any of our projects material.

Uranium Market

Overview

Currently, the primary significant commercial use for U3O8 is as a fuel for nuclear power plants for the generation of electricity2.  Global demand for electricity is estimated to grow by approximately 50% by 2040, with calls to triple global nuclear capacity by 20503.

Nuclear energy underpins the three major global trends of electrification, decarbonization, and energy security. Nuclear power plays a critical role in energy transition, as it is widely stated that there is no path to net zero carbon without nuclear power.  At the 2023 United Nations Climate Change Conference or Conference of the Parties of the UNFCCC (more commonly known as COP 28), a total of 22 countries agreed to target tripling nuclear capacity by

2 Source: World Nuclear Association, Uranium Mining Overview, available at https://world-nuclear.org/information-library/nuclear-fuel-cycle/mining-of-uranium/uranium-mining-overview

3 Source: World Nuclear Association, World Energy Needs and Nuclear Power, available at https://world-nuclear.org/information-library/current-and-future-generation/world-energy-needs-and-nuclear-power#:>

2050 as countries focus on energy security and affordability. Nuclear energy provides clean, non-CO2 emissions, and low-cost energy, with greater generating capacity per footprint than other fuel sources. Nuclear power programs continue to expand, with 440 operating reactors in 31 countries, and with 60 reactors under construction in 18 countries.4

Geopolitical Events

Geopolitical events continue to shape the global uranium market, including the ongoing Russian invasion of Ukraine, political instability in Niger, and the United States passing a series of laws banning the importation of Russian uranium and facilitating American nuclear energy leadership.  These events continue to influence and drive the global energy mix and policy, with renewed focus on nuclear power as a means of ensuring energy security.

During 2024, the United States has passed two significant pieces of legislation designed to advance clean energy, enhance energy security and independence, and revive an aging nuclear energy industry at home and bolster cutting-edge technologies abroad.

In May 2024, President Biden signed into law the “Prohibiting Russian Uranium Imports Act,” which bans the import of enriched uranium produced in Russia or by Russian entities, and is designed to enhance the United States' energy security by reducing its dependence on Russia for nuclear fuels.  It also unlocks funding to support domestic uranium production.  Russia is currently the largest foreign supplier of enriched uranium to the United States, according to U.S. Energy Department data.

In June 2024, the U.S. Senate passed the “Accelerating Deployment of Versatile, Advanced Nuclear for Clean Energy Act,” or the ADVANCE Act, which is designed to reestablish the United States as the global leader in nuclear energy in the 21st century.  The ADVANCE Act is aimed at strengthening the United States' energy security, as well as expanding nuclear power as a clean, reliable power source designed to remain a major part of the United States future energy mix.

Supply of Uranium

Geopolitical events continue to disrupt the global uranium supply chain.  A combination of low prices over the past decade, underinvestment in uranium projects and nuclear power, mine closures, challenges in re-starting idled uranium mines, and the COVID-19 pandemic, have all contributed to a reduction in the global supply of uranium.  More recently, uranium producers, developers, and physical uranium holding companies have continued to buy physical uranium, putting further strain on the uranium supply chain.

Demand for Uranium

Demand for uranium is being driven by the increasing focus on nuclear power as a component part of net zero, a policy shift to include nuclear power as clean energy, and the number of nuclear reactors in operation and under construction.

As noted above, with 440 operating reactors in 31 countries, and with 60 reactors under construction in 18 countries, total uncovered uranium requirements are estimated to be more than 500 million pounds through 2030.  The World Nuclear Association's Nuclear Fuel Report (2023) predicts a 28% increase in uranium demand from 2023 through 2030, with a 51% increase in uranium demand for the period from 2031 through 2040, providing plenty of scope for growth in nuclear capacity in a world focused on carbon emissions.  Demand for uranium is forecast to outstrip uranium supply over the next decade.

4 Source: World Nuclear Association.

Prices

As a result of the demand-and-supply dynamics, prices of uranium have recovered from their lows over the past decade and briefly exceeded US$100 per pound U3O8 in January 2024, with current prices hovering around US$85 per pound U3O8.

We are of the view that the combination of supply and demand factors, against the backdrop of the search for solutions to decarbonization and managing global geopolitical risks, is positive for uranium exploration over the next decade.

Our Uranium Projects

The Engo Valley Uranium Project

In February 2024, our company, OG, and NMIH, entered into a binding letter of intent, as amended by agreements dated March 15, 2024 and June 30, 2024, pursuant to which we will acquire up to 85% of NMIH, which in turn, is the sole registered and beneficial owner of 100% of the right, title and interest in EPL-5887. EPL 5887 hosts the Engo Valley Uranium Project. EPL-5887 covers an area of 69,530 hectares, is valid until February 12, 2026, and covers base and rare metals, industrial minerals, non-nuclear fuel mineral, nuclear fuel minerals, precious metals and precious stones.

The Engo Valley Uranium Project is located in the Skeleton Coast, in the Opuwo District of the Kunene Region, along the coast of northwest Namibia, approximately 600 kilometers (or approximately 373 miles) north of Swakopmund, Namibia.  It is accessible from the south via 190 kilometers (or approximately 118 miles) of desert track roads from Mowe Bay, via the Sarusas mine.  To the east, there are unconfirmed track roads that connect the project area to the settlement of Orupembe.

In July 2024, we entered into a share purchase agreement with Engo Valley, the Engo Valley Shareholders and NMIH, to acquire the 85% interest in NMIH in two stages, as follows:

(i)We will acquire an initial 68% undivided interest in NMIH, or the First Stage Interest, upon (a) our payment to OG of an amount of US$250,000 in cash, upon the execution of the binding letter of intent, which payment has been made, (b) our incurring of exploration expenditures of a minimum of US$200,000 on the Engo Valley Uranium Project on or before July 14, 2024 (which has been completed), and (c) our issuance to OG or as it directs, upon execution of a formal share purchase agreement, of an aggregate of 2,024,496 of our common shares, or the First Stage Shares, being the common shares calculated by dividing US$2.0 million by the 5-day volume weighted average price of our common shares as of a specified date (which was US$0.9879). The First Stage Shares will be issued subject to our satisfactory completion of due diligence on OG, NMIH, and EPL-5887, from the date of execution of the LOI until July 14, 2024, or the Due Diligence Period, and will vest and be released from escrow as follows: (a) 50% of the First Stage Shares will vest upon the expiry of the Due Diligence Period, and will be released from escrow upon renewal of EPL-5887 (which renewal was completed in February 2024), and (b) the remaining 50% of the First Stage Shares will vest and be released from escrow upon the completion of an SK-1300 compliant mineral resource estimate on the Engo Valley Uranium Project. The unvested First Stage Shares will be cancelled if the SK-1300 compliant mineral resource estimate is not completed within 12 months of the execution date of the binding letter of intent.

(ii)We will acquire an additional 17% undivided interest in NMIH, or the Second Stage Interest, upon our incurring additional exploration expenditures of a minimum of US$800,000 on the Engo Valley Uranium Project within 12 months of acquiring the First Stage Interest; provided, that any expenditures we incur in excess of the minimum expenditures required to acquire the First Stage Interest will be credited against the expenditure commitment for the Second Stage Interest.

Our acquisition of the First Stage Interest was completed on August 7, 2024.

After our acquiring of the First Stage Interest and Second Stage Interest, we will be obligated to make the following payments to OG, or as directed by OG, in the form of our common shares, upon the achievement of the following milestones:

(i)Milestone Payment No. 1: In the event an SK-1300 compliant technical report determines there is a uranium mineral resource on the Engo Valley Uranium Project of a minimum of 10 million pounds with a minimum average grade of 150 parts per million, or ppm, U3O8, we will issue to OG, an aggregate of 1,030,927 of our common shares, being the common shares calculated by dividing US$1,000,000 by the closing price of our common shares on February 20, 2024, as reported by the Nasdaq Capital Market (which was USD$0.97); and

(ii)Milestone Payment No. 2: In the event an SK-1300 compliant technical report determines there is a uranium mineral resource on the Engo Valley Uranium Project of a minimum of 25 million pounds with a minimum average grade of 150 ppm U3O8, we will issue to OG, an aggregate of 1,030,927 of our common shares, being the common shares calculated by dividing US$1,000,000 by the closing price of our common shares on February 20, 2024, as reported by the Nasdaq Capital Market (which was USD$0.97).

Our acquisition of the Second Stage Interest in NMIH is subject to various conditions, some of which are described above, and there is no assurance that all the required conditions will be satisfied such that we will acquire the Second Stage Interest.

We have designed a multi-phase exploration program for 2024 for the Engo Valley Uranium Project, which includes:

•analysis of all airborne survey data previously flown by the Namibian Government over the project area, together with all other historical exploration reports and data on the project area on file with the Namibian Ministry of Mines and Energy;

•topographical survey of the project site;

•locating all historic drill collars from Gencor's 1970 drilling campaign;

•radon cup survey of all historical targets, as well as a number of new targets, in order to verify the historical airborne survey data and to confirm both historic and new drill targets;

•an initial 1,000-meter reverse circulation drill program to twin the historical drill holes, and to begin an in-fill grid pattern between the historical drill holes; and

•downhole radiometrics on each of the new drill holes.

Exploration field crews began mobilizing to site in May 2024 in order to undertake the field portion of Phase 1 of the program.  Results from the radon cup survey, the initial phase of drilling, and the downhole gamma logging, will inform a second round of drilling.  The two phases of drilling are designed to both test the validity of the various exploration targets and to produce an initial SK-1300 compliant mineral resource estimate.

We do not consider the Engo Valley Uranium Project material at this time.

The foregoing description of the material terms of our acquisition of an interest in NMIH is qualified in its entirety by reference to the share purchase agreement dated July 31, 2024, which is filed as exhibit 4.15 to this Annual Report.

The Black Lake Uranium Project

The Black Lake Uranium Project is located in the Athabasca Basin, Saskatchewan, Canada, 55 kilometers (or approximately 34 miles) to the northeast of the town of Stoney Rapids, Saskatchewan, Canada. It consists of 20 mining claims covering 18,908 hectares and is divided into four projects, namely, Higginson Lake, Charlebois Lake, Fisher Hayes and Spreckley Lake.

In May 2024, we entered into a share purchase agreement with the Global Uranium Shareholders and Global Uranium to acquire Global Uranium.

Doctors Investment Group Ltd., a private British Columbia company, or Doctors Investment, is currently the sole registered and beneficial owner of 100% of the right, title and interest in the mineral claims comprising the Black Lake Uranium Project.

Global Uranium is party to a mineral property option agreement with Doctors Investment, dated March 24, 2024, pursuant to which Global Uranium can earn a 100% interest in the Black Lake Uranium Project, as explained further below.

Pursuant to the share purchase agreement we agreed to acquire Global Uranium for the following consideration:

•Payment by us to Global Uranium of an amount of C$50,000, in cash, upon the execution of the letter of intent relating to the acquisition, which amount has been paid;

•Our issuance to the Global Uranium Shareholders of an aggregate of 1,000,000 of our fully paid and non-assessable common shares, or the Initial Snow Lake Shares, upon execution of the share purchase agreement which shares have been issued; and

•Our issuance to the Global Uranium Shareholders of an aggregate of 1,000,000 of our fully paid and non-assessable common shares, in the event an SK-1300 compliant technical report determines that there is a uranium mineral resource on the Black Lake Uranium Project of a minimum of 10 million pounds U3O8 with a minimum average grade of 500 ppm U3O8 per tonne.

Our acquisition of Global Uranium was completed on June 21, 2024.

Pursuant to Global Uranium’s mineral property option agreement with Doctors Investment, Global Uranium can earn a 100% interest in the Black Lake Uranium Project, upon the satisfaction of the following conditions:

(iii)Cash Payments: Payment by Global Uranium to Doctors Investment of the following amounts in cash:

(a)C$50,000 within two days of signing the mineral property option agreement, which amount has been paid;

(b)C$150,000 within 30 days of the signing of the mineral property option agreement, which amount has been paid;

(c)C$250,000 on or before the first anniversary of the signing of the mineral property option agreement;

(d)C$350,000 on or before the second anniversary of the signing of the mineral property option agreement;

(e)C$400,000 on or before the third anniversary of the signing of the mineral property option agreement; and

(f)C$600,000 on or before the fourth anniversary of the signing of the mineral property option agreement; and

(iv)Exploration Expenditures. Global Uranium incurring the following exploration expenditures on the Black Lake Uranium Project:

(a)C$500,000 in exploration expenditures on or before the first anniversary of the signing of the mineral property option agreement;

(b)C$500,000 in exploration expenditures on or before the second anniversary of the signing of the mineral property option agreement; and

(c)C$1,000,000 in exploration expenditures on or before the third anniversary of the signing of the mineral property option agreement.

Global Uranium has the right under the mineral property option agreement to accelerate both cash payments and/or the exploration expenditures prescribed under the mineral property option agreement.

Following the exercise of the option, Global Uranium will grant a 1% net smelter royalty to Doctors Investment upon commencement of commercial production, which net smelter royalty may be purchased by Global Uranium at any time at a cost of C$1,500,000.

We have designed a multi-phase exploration program for the Black Lake Uranium Project, which includes:

•compiling, digitizing and reviewing all historical exploration plans, maps, geological reports, survey reports, assessment reports, all previous geologic, radiometric, and scintillometer surveys, assay results from prior diamond drilling programs on the Higginson Lake, Charlebois Lake and Spreckley Lake project areas from prior companies’ exploration programs in the 1950’s and 1970’s;

•an airborne survey over the entire Black Lake Uranium Project area;

•upon receipt of permits, a program of prospecting and mapping and ground geophysics, focusing on areas of known mineralization, in order to assist in locating high-value drill targets; and

•upon receipt of permits, a program of diamond drilling, which is intended to be a program of up to 2,000 meters of diamond drilling, spread over approximately 10 holes of approximately 200 meters each, dependent upon appropriate drill target identification from prior phases of the program. Based upon successful drilling, the objective of the work program would be to produce an initial SK-1300 compliant mineral resource estimate.

We cannot assure you that all of the conditions necessary for Global Uranium to earn a 100% interest in the Black Lake Uranium Project will be satisfied.

We do not consider the Black Lake Uranium Project material at this time.

The foregoing descriptions of the material terms of our acquisition of Global Uranium, and Global Uranium’s mineral property option agreement with Doctors Investment, are qualified in their entirety by reference to their respective agreements, each of which is filed as exhibits 4.14 and 4.13 to this Annual Report.

Lithium Market

Until recently, our Snow Lake Lithium™ Project constituted our sole material project. The lithium market currently remains depressed.  Lithium prices continue to remain low after a stratospheric rise in 2022, followed by a precipitous 80% drop during 2023.  Prices continue to drop in 2024.  Demand for lithium continues to be weak, and a number of major global lithium producers continue to curtail production until the lithium market and lithium prices recover. Given the current state of the lithium markets, as mentioned above, our primary focus over the next year will be to advance the exploration of our two uranium projects, while taking a slower, more careful approach to exploring our two lithium projects described below.

At present, we do not consider our lithium projects to be material to our company.

Our Lithium Projects

The Shatford Lake Project

In January 2024, we signed an option agreement with ACME, pursuant to which ACME granted us the option to earn up to a 90% undivided interest in the mineral claims held by ACME at the Shatford Lake Project.

We may exercise the option by paying a total cash amount of C$500,000 and incurring a total of C$1.8 million in exploration and development expenditures, in each case over a two-year period.

Once we have earned a 90% undivided interest in the Shatford Lake Project, and completed a positive feasibility study, a joint venture between us and ACME will be formed for further development, the detailed market standard terms and conditions of which will be agreed at the time of formation of the joint venture.

Upon formation of the joint venture: (i) we will hold a 90% interest, and ACME will hold 10% interest in the joint venture, (ii) our interest will be a 90% participating interest in the joint venture, but will fund 100% of all expenditures until the completion of a positive feasibility study, and (iii) ACME will retain a 10% free carried interest, without the need to contribute to expenditures until the completion of a positive feasibility study on the Shatford Lake Project.

The Shatford Lake Project is comprised of 37 mineral claims located over three project areas, being Shatford Lake, Birse Lake, and Cat-Euclid Lake, totaling approximately 17,000 acres.  The project is located in the Bird River Greenstone Belt in southeastern Manitoba, Canada.  The region hosts hundreds of individual pegmatite bodies, many of which are classified as complex rare-element lithium-cesium-tantalum, or LCT, pegmatites.  Thirty-one of the mineral claims are contiguous to the south of Sinomine Corporation’s Tanco Mine, an LCT producer since 1969.

Together with Critical Discoveries, a private geological services consulting company, we have designed a four-phase exploration program for 2024.  Phase 1 consists of compiling and analyzing all past exploration data generated by ACME, including all geophysical and geochemical data, as well as past drilling results, in order to identify targets for field work in Phase 2. Phase 1 has been completed and Phase 2 has been initiated with the Critical Discoveries' exploration field team.  Initial prospecting and mapping will focus on the northwest corner of the Shatford Lake Project and will then expand to cover the balance of the project. Initial prospecting activities to date have included the discovery of numerous pegmatites under heavy overburden.  Samples have been taken and submitted to the assay lab for analysis.

Depending on assay results, Phase 3 is intended to be a program of up to 2,000 meters of diamond drilling, spread over approximately 10 holes of approximately 200 meters each, dependent upon appropriate drill target identification from Phase 2 of the program.  Phase 4 will be compilation and evaluation of all field data, assay results, and drill results from the 2024 exploration program.

We do not consider the Shatford Lake Project material at this time.

The foregoing description of the material terms of our option agreement relating to the Shatford lake Project is qualified in its entirety by reference to the option agreement, dated January 29, 2024, between us and ACME, which is filed as exhibit 4.16 to this Annual Report.

The Snow Lake Lithium™ Project

The Snow Lake Lithium™ Project is a 100%-owned exploration stage project located in the Snow Lake region of Northern Manitoba, Canada, comprising 122 mineral claims covering 24,515 hectares (approximately 60,577 acres). The Snow Lake Lithium™ Project consists of two deposits, the Thompson Brothers deposit and the Grass River deposit, which together have a measured, indicated and inferred resource estimate of approximately 8.2 million tonnes grading approximately 1% Li2O.  To date, a total of 26,000 meters of drilling has been completed, of which approximately 20,000 meters are included in the current mineral resource estimate, with approximately 6,000 meters of drilling not included.

In July 2023, we completed the PEA, which considered a mine plan consisting of underground mining on both deposits, with an initial open pit on the Grass River deposit.  Metallurgical testwork has demonstrated that conventional lithium process technologies of dense media separation and floatation will provide robust recoveries. The PEA contemplated that tailings would ultimately be backfilled underground, with no permanent tailing facility above ground. The PEA also looked at the possibility of direct shipping ore, or DSO, as an early cash flow generating opportunity to use revenue from DSO sales to offset initial capital costs to construct the mine and processing facility. We believe, but cannot assure you, that options exist to sell the DSO to a variety of parties. The PEA is preliminary in nature and is intended to provide an initial, high-level review of the Snow Lake Lithium™ Project's economic potential and design options.  The projected economic results include numerous assumptions and are based on measured, indicated and inferred mineral resource estimates for the Snow Lake Lithium™ Project, as specified in the PEA.  Inferred resources are considered to be too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the pea will be realized.  Unlike mineral reserves, mineral resource estimates do not have demonstrated economic viability.

Due to a number of factors, including the current state of the lithium market and warmer than normal winter weather conditions in Northern Manitoba during early 2024, we did not undertake a planned winter drilling campaign.  During 2024, we will complete our second year of environmental baseline data collection.  Additional exploration, including additional infill drilling, and drilling of the open extensions of both the Thompson Brothers and Grass River deposits, is not planned to take place during 2024 due the factors described above.

We are of the view that the Snow Lake Lithium™ Project does not have the scale, size, grade or project economics to make it an attractive exploration project at the present time given the current lithium pricing environment. As such, our management has determined that the Snow Lake Lithium™ Project is no longer a material asset to the Company. While we do not intend to abandon the Snow Lake LithiumTM Project, further exploration activities have been limited until such time as the lithium market recovers, lithium prices recover, investor interest in the lithium sector returns, and capital once again becomes available to fund exploration and development of lithium projects.

We do not consider the Snow Lake Lithium™ Project material at this time.

Our Competitive Strengths

We believe that the following competitive strengths will contribute to our success and differentiate us from our competitors:

•We have a unique portfolio of clean energy mineral projects including uranium and lithium projects.

•Our operations are located in the mining friendly jurisdictions of Canada and Namibia.

•Our uranium operations are located in Canada, the world’s second largest uranium producer, and Namibia, the world’s third largest uranium producer.

•Our uranium projects are considered to be top tier exploration projects with historical, non-modern mining code compliant uranium resources, that would benefit from modern exploration techniques and technology for uranium exploration.

•Our leadership team consists of experienced mining executives, with a track record of exploration, development and operations, as well as corporate financing and mergers and acquisitions.

Our Growth Strategies

We have a corporate strategy to assemble and develop a portfolio of clean energy mineral projects designed to support the clean energy transition and the EV transition.  We continue to review North American opportunities in the clean energy space, in an effort to identify additional sources of clean energy that have the potential to be commercialized, that would contribute to net zero, and that would complement our current portfolio of uranium and lithium projects.

We have developed a strategic plan for exploration and development of our projects that includes the following milestones:

•Undertake exploration activities on our uranium projects.  We intend to conduct exploration activities on our Engo Valley Uranium Project and Black Lake Uranium Project to confirm the existence of historical uranium mineralization and to produce S-K 1300 compliant mineral resource estimates.

•Undertake preliminary exploration activities on our Shatford Lake Project.  We intend to conduct initial exploration activities on our Shatford Lake Project to identify and confirm the potential existence of tantalum, cesium and lithium mineralization.

•Acquisitions of additional clean energy projects.  In addition to our existing projects, our growth strategy includes the acquisition of other clean energy projects, including in areas of clean energy beyond uranium and uranium.

Marketing and Advertising

Given the current stage of development of our mineral resource projects, the company is not in a position to consider the form and terms and conditions of potential sale of products produced from our projects.  Typically, in the uranium and lithium industries, primary uranium or lithium concentrate is sold under long term offtake agreements.  Such arrangements typically specify quantities, price, product specifications and requirements, delivery schedules, together with other customary terms and conditions.

Our Customers

Given the current stage of development of our mineral resource projects, the company is not in a position to develop a customer base, as the company does not have sample products available for product qualification.

Competition

We face intense competition in the mineral exploration and exploitation industry on an international, national and local level.  We compete with other mining and exploration companies, many of which possess greater financial resources and technical facilities than we do, in connection with the exploration and mining of suitable properties and in connection with the engagement of qualified personnel. The uranium and  lithium exploration and mining industries are fragmented, and we are a very small participant in each sector.  Many of our competitors explore for a variety of minerals and control many different properties around the world.  Many of them have been in business longer than we have and have established more strategic partnerships and relationships and have greater financial accessibility than we have.

Intellectual Property

We do not have any registered intellectual property rights.

Facilities

Our corporate address is 360 Main St 30th Floor, Winnipeg, MB R3C 0V1, Canada.  Currently, we do not maintain any office or operational facilities other than an off-site storage facility for our core samples, which we lease at a nominal fee. We believe that we will be able to obtain adequate facilities, principally through leasing, to accommodate our future expansion plans.

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

Insurance

We currently insure our directors and officers through a Directors and Officers insurance policy with Berkley Insurance Company. We currently do not insure against mine exploration and development risks.

Legal Proceedings

From time to time, we may become involved in various lawsuits and legal proceedings which arise in the ordinary course of business. However, litigation is subject to inherent uncertainties and an adverse result in these or other matters may arise from time to time that may harm our business.

A group of concerned shareholders, including Nova, our largest shareholder, at the time holding approximately 37% of our issued and outstanding common shares, filed a Notice of Motion, or the Motion, in the Court of King’s Bench (Manitoba), or the Manitoba Court, seeking to prevent us from effecting the follow-on offering contemplated by the registration statement on F-1 (File No. 333-267600), initially filed with the SEC on September 19, 2022, as thereafter amended. Nova claimed that the offering was oppressive and was made for the improper purpose of diluting Nova’s shareholdings and entrenching the current management of the Company. On Thursday, September 29, 2022, at the request of the concerned shareholders of the Company, the Manitoba Court issued an order enjoining the Company from issuing any securities prior to October 27, 2022, the record date for the determination of the shareholders entitled to vote at the Company’s annual shareholder meeting set for December 15, 2022. The order also had the effect of forcing the Registrant to withdraw its public offering of common shares pursuant to the Registration Statement filed publicly on September 26, 2022. Accordingly, we withdrew the F-1 (File No. 333-267600) on October 3, 2022.

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

4.C. Organizational structure

The chart below presents our corporate structure:

4.D. Plants, Property and Equipment

Our corporate address is 360 Main St 30th Floor, Winnipeg, MB R3C 0V1, Canada. Currently, we do not maintain any office or operational facilities other than an off-site storage facility for our core samples, which we lease at a nominal fee. We believe that we will be able to obtain adequate facilities, principally through leasing, to accommodate our future expansion plans. For a description of the real property owned by us, please see “Item 4.B. Business Overview - Industry” herein.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes included elsewhere in this Annual Report. This discussion may contain forward-looking statements. Our actual results may differ materially from those anticipated in these forward-looking statements because of various factors, including those set forth under Item 3 “Key Information—D. Risk Factors” or in other parts of this Annual Report. See also “Cautionary Statement Regarding Forward-looking Statements.”

5.A. Operating Results

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) of Snow Lake Resources Ltd., d/b/a Snow Lake Energy (“Snow Lake”, “we” or the “Company”) summarizes the significant factors affecting the Company’s operating results, financial condition, liquidity and cash flows as of and for the years ended June 30, 2024, 2023, and 2022. This MD&A should be read in conjunction with the Company’s consolidated financial statements and the related notes thereto for the years ended June 30, 2024, 2023 and 2022 (the “2024 Financials”). Amounts are expressed in Canadian dollars unless otherwise stated. This MD&A contains forward-looking statements that are based on the beliefs of management, as well as assumptions made by, and information currently available to, our management. Actual results could differ materially from those discussed in or implied by forward-looking statements as a result of various factors.

The 2024 Financials and the financial information contained in this MD&A are prepared pursuant to International Financial Reporting Standards (“IFRS”) and in accordance with the standards of the United States Public Company Accounting Oversight Board. As permitted by the rules of the United States Securities and Exchange Commission (“SEC”) for foreign private issuers, we do not reconcile our financial statements to United States generally accepted accounting principles.

This MD&A reports the Company’s activities through October 22, 2024, unless otherwise indicated. All figures are expressed in Canadian dollars, unless otherwise noted.

During the year ended June 30, 2024, the Company remained at the exploration stage, had not placed any of its mineral properties into production, and has not generated any revenues. The Company’s planned exploration and development of mineral resources, primarily uranium and lithium, will require significant investment prior to commercial introduction and may never be successfully developed or commercially successful.

Business Outlook and Strategy

See “4.B. Business Overview - Industry” above.

Corporate Developments

See “4.A. History and Development of the Company -  Recent Development” above.

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the periods indicated. The information should be read together with our consolidated financial statements and related notes included elsewhere in this Annual Report. Our historical results presented below are not necessarily indicative of the results that may be expected for any future period.

	2024	2023	2022
	$	$	$
Expenses
Professional fees	1,563,678	6,971,520	698,209
Directors’ and officers’ consulting fees	915,768	3,840,915	687,585
Stock-based compensation	953,845	2,630,249	8,035,506
Insurance expense	540,364	924,834	681,504
Consulting fees	937,410	858,517	220,890
General and administrative expenses	380,746	518,824	129,415
Travel expenses	282,806	248,746	112,074
Transfer agent and regulatory fees	144,611	141,446	236,926
Bank fees and interest	7,097	13,577	9,343
Research expenses	41,066	12,000	33,733
Depreciation on right-of-use assets	31,680	2,640	-
Interest on loan and debentures	77	1,193	167,873
Amortization of transaction costs	-	-	56,512
Accretion expense	5,907	654	-
	(5,805,055)	(16,165,115)	(11,069,570)

	2024	2023	2022
		$	$
Other Income
Loss on termination of Muskrat Dam Project	(4,652,894)	-	-
(Loss) gain on change in fair value of derivative liabilities	2,382,180	(246,460)	1,103,839
Loss on shares-for-debt settlement	56,924	(157,502)	-
Premium on flow-through shares	1,159,632	-	-
Grant income	-	109,750	109,745
Interest income	438	-	-
Foreign exchange gain (loss)	7,857	996,382	409,532
	(1,045,863)	702,170	1,623,116
Net Loss and Comprehensive Loss	(6,850,918)	(15,462,945)	(9,446,454)

During Fiscal 2024, the Company incurred total operating expenses of $5,805,055, as compared to total operating expenses of $16,165,115 in 2023 and $11,069,570 in 2022. The substantial reduction in operating expenses in the current period is a direct result of a one-time addendum payment made to certain former officers of Snow Lake in 2022 (see below). Management has also been monitoring cash flows, and in an effort to reduce expenditure, the Company has seen a reduction in expenses such as professional fees, directors’ and officers’ consulting fees, among others.

•Professional fees totaled $1,563,678 (2023 – $6,971,520; 2022 - $698,209), for a decrease of $5,407,842 from 2023. Professional fees are comprised primarily of services from outside consultants, including legal counsel, accountants and auditors, which are all essential to the Company’s operations. In the 2023 comparative period, the Company incurred substantial legal expenses in relation to a proxy requisition among certain shareholders and the former management team, which culminated with the restructure which took place upon completion of an annual general and special meetings in January 2023.

•Consulting fees totaled $937,410 (2023 – $858,517; 2022 – $220,890), for an increase of $78,893 from 2023. Consulting fees are comprised of third-party work for marketing, investor relations and information technology. These fees are primarily related to promotional activities related to costs associated with the Company building its marketing strategy. In October 2023, the Company also issued 300,000 warrants to a third-party pursuant to a marketing services agreement. These warrants, while classified as derivative liabilities, were recorded as consulting fees in the amount of $171,631.

•Non-cash stock-based compensation totaled $953,845 (2023 – $2,630,249; 2022 - $8,035,506), for a decrease of $1,676,404 from 2023. The Company had previously granted restricted share units (“RSUs”) and stock options to certain officers and directors, including a grant of these securities to the CEO in July 2023. The amount of stock-based compensation recorded is dependent on the valuation of the grant date fair value of these securities, which is subject to various estimates, based on the application of the Black-Scholes valuation model which requires management to make various assumptions and estimates which are susceptible to uncertainty, including the expected volatility of the share price, expected forfeitures, expected dividend yield, expected term of the warrants or options, and expected risk-free interest rate. Changes in these input assumptions can significantly affect the fair value estimate.

•Directors’ and officers’ consulting fees totaled $915,768 (2023 – $3,840,915; 2022 - $687,585), for a decrease of $2,925,147 from 2023. As mentioned above, a one-time addendum payment was made to former executives of the Company in the comparative period. On November 1, 2022, the Company amended the consulting agreements with the entities controlled by the former CEO and COO with regards to the termination clause of their respective agreements. As a result of the addendum, the Company recorded fees of $1,672,988 (USD $1,224,040) and $881,842 (USD $648,020), respectively, of which the payout was made to the respective entities controlled by the former CEO and COO. Excluding the effect of the addendum payments, the Company was able to reduce these consulting fees, which is consistent to its current cash management approach.

•Insurance expense from directors’ and officers’ (“D&O”) insurance coverage totaled $540,364 (2023 –$924,834; 2022 - $681,504), for a decrease of $384,470 from 2023. Upon listing, the Company was required to obtain D&O insurance for its officers and directors, at a premium price due to its lack of history of operations. Since then, the Company has been able to renew its D&O insurance coverage at lower premiums.

•General and administrative (“G&A”) expenses totaled $380,746 (2023 – $518,824; 2022 - $129,415), for decrease of $138,078 from 2023. The decrease in G&A expenses is directly related to the emphasis placed by management to reduce expenditure.

•Travel expenses totaled $282,806 (2023 – $248,746; 2022 - $112,074) and remained relatively consistent from 2023 to 2024. Since travel restrictions from COVID began lifting in 2022, management had resumed travelling for business purposes.

•Other expenses include transfer agent and regulatory fees, research expenses, depreciation, bank fees, interest, and accretion expense. These expenses totaled $230,438 (2023 - $171,509; 2022 - $504,387) for an increase of $58,929 from 2023. The increase is primarily related to depreciation on the Company’s right-of-use assets.

The Company also recorded total other losses of $1,045,863 (2023 – other incomes of $702,170; 2022 – other incomes of $1,623,116). The other incomes and losses are comprised of changes in the fair value of derivatives for a gain of $2,382,179 (2023 – loss of $246,460; 2022 – gain of $1,103,839), premium on flow-through shares of $1,159,632 (2023 - $nil; 2022 - $nil), gain on debt settlement of $56,924 (2023 – loss of $157,502; 2022 - $nil), and gains or incomes from grants, interest and foreign exchange of $8,296 (2023 - $1,106,132, 2022 - $519,277), net of a loss on the termination of the Muskrat Dam Project of $4,652,894 (2023 - $nil; 2022 - $nil).

Overall, the Company recorded a net loss of $6,850,918 for the year ended June 30, 2024 (2023 – $15,462,945; 2022 - $9,446,454), which is a net loss per share of $0.34 (2023 – $0.86; 2022 - $0.60).

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

	2024	2023	2022
	$	$	$
Cash Flows used in Operating Activities	(3,742,326)	(10,298,791)	(3,098,972)
Cash Flows provided by (used in) Financing Activities	6,909,611	(191,307)	32,551,822
Cash Flows used by Investing Activities	(4,481,208)	(9,461,430)	(5,979,286)
Decrease in Cash	(1,313,923)	(19,951,528)	23,473,564
Cash, beginning of year	3,840,880	23,792,408	318,844
Cash, end of year	2,526,957	3,840,880	23,792,408

During Fiscal 2024, net cash used in the Company’s operating activities was $3,742,326 (2023 – $10,298,791; 2022 - $3,098,972). The decrease in operating spending is a reflection on management’s emphasis on reducing discretionary expenditure while the scope of activities continues to increase. The comparative decrease in cash used is also related to the one-time addendum payments of $1,672,988 (USD $1,224,040) and $881,842 (USD $648,020), made to the respective entities controlled by the former CEO and COO as noted in the “Results of Operations” section.

During Fiscal 2024, net cash provided in financing activities was $6,909,612 (2023 – net cash used of $191,307; 2022 net cash provided of $32,551,822). In September 2023, the Company closed the Offering for gross proceeds of $7,707,292 (USD $5,697,710), offset by associated share issuance costs paid for $215,377. The Company also made a payment of $546,476 upon the redemption of certain RSUs and lease payments of $35,828. In the comparative period, the Company did not participate in much financing activities other than having repaid a loan for $201,532, while it also received total proceeds of $31,578 on exercises of warrants.

During Fiscal 2024, the Company also incurred investing cash outflows of $4,481,208 (2023 – $9,461,430; 2022 - $5,979,286) through payments made for the Company’s exploration and evaluation (“E&E”) assets on the various active projects.

As the Company has yet to generate any revenues to date, it currently has no regular cash flows from operations, and the level of operations is principally a function of availability of capital resources. The primary source of funding has historically been through private placement financing of equity securities and convertible debentures. During the current period, the Company was able to raise approximately $7.7 million through the Offering. Going forward, the Company will likely have to continue to rely on equity or debt financing in order to maintain its working capital and expenditures requirements, and to service its flow-through expenditures requirement. There is no guarantee that the Company will be able to successfully complete such financing, as market conditions and business performance may dictate availability and interest.

As at June 30, 2024, the Company had current assets of $3,274,285 (2023 – $4,916,236; 2022 - $25,029,009), including cash of $2,526,957 (2023 – $3,840,880; 2022 - $23,792,408) to settle current liabilities of $1,941,111 (2023 – $3,883,529; 2022 - $1,780,877), for a working capital of $1,333,174 (2023 –$1,032,707; 2022 - $23,248,132).

Management is actively monitoring cash forecasts and managing performance against its forecasts. In the past year, the Company had built up its financial position through the raising of funds from the issuance of shares and by conversion certain outstanding debentures and was able to raise additional funds from the Offering during the period. Nevertheless, management will remain cautious in its capital management approach and continue to look for new sources of financing in the next 12 months, to fund its working capital to advance the Company’s operations.

Significant Accounting Judgments, Estimates and Assumptions

The preparation of the Company’s consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, revenue and expenses. These are described in greater detail in Note 2(e) to the 2024 Financials.

Summary of Significant Accounting Policies

The significant accounting policies used by the Company are described in greater detail in Note 3 to the 2024 Financials.

Off Balance Sheet Arrangements

As at June 30, 2024 and the date of this MD&A, the Company does not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the results of operations or financial condition of the Company.

Contingencies

The Company’s E&E activities are subject to various laws and regulations governing the protection of the environment. These laws and regulations are continually changing and generally becoming more restrictive. As at June 30, 2024, the Company believes its operations are materially in compliance with all applicable laws and regulations. The Company expects to make future expenditures to comply with such laws and regulations.

As of June 30, 2024, Snow Lake has also made a claim against certain former directors of the Company and their holding companies for, among other things, breach of fiduciary duty as a result of, amongst other matters, of those directors approving changes to the consulting agreements between the former CEO and COO and their holding companies, for termination payments of USD $1,392,000 (to USD $1,872,000) during a time where it was clear that a change of control of the Company was imminent and increased the range of instances where they would be eligible for those payments. The Company takes the position that the amendments are void and that the former CEO and COO were not entitled to any payments under their consulting agreements. Snow Lake seeks to recover the payments made to the former CEO and COO.

As of the date of approval of these consolidated financial statements, all defendants have now filed Statements of Defence. All defendants have made counterclaims seeking indemnification for legal fees incurred in responding to this claim in relation to directors’ indemnity agreements they have with the Company. The Company takes the position that the defendants are not eligible for indemnity payments as a result of their breaches of fiduciary duties. The next step will be for the Company to file its Replies and Defences to Counterclaims, and then proceed to discovery. As at June 30, 2024, as the outcome of the claims remains uncertain, the Company had not recognized any contingent assets on the consolidated statements of financial position.

Subsequent Events

On August 7, 2024, the Company issued 2,024,496 common shares in connection with our acquisition of the First Stage Interest with respect to the Engo Valley Uranium Project.

On August 22, 2024, the Company entered into an ATM Sales Agreement, as amended on October 18, 2024, with ThinkEquity LLC (the “Agent”), as sales agent, pursuant to which the Company may offer and sell, from time to time through the Agent, up to US$2,900,000 of common shares of the Company. As of the date of these consolidated financial statements, the Company has sold 820,541 common shares for gross proceeds of USD $327,847.

5.C. Research and Development, Patents and Licenses, Etc.

The Company has no significant research and development plans at present, other than certain work through a collaboration with the University of Manitoba to strengthen the understanding of the lithium deposits in Snow Lake, Manitoba, which are recorded as research expenses in the years ended June 30, 2024, 2023, and 2022.

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

Items for which actual results may differ materially from these estimates are described as follows:

Going concern

At each reporting period, management exercises judgment in assessing the Company’s ability to continue as a going concern by reviewing the Company’s performance, resources, and future obligations. The conclusion that the Company will be able to continue as a going concern is subject to critical judgments of management with respect to assumptions surrounding the short and long-term operating budgets, expected profitability, investment and financing activities and management’s strategic planning. The assumptions used in management’s going concern assessment are derived from actual operating results along with industry and market trends. Management believes there is sufficient capital to meet the Company’s business obligations for at least the next 12 months, after taking into account expected cash flows, including financing activities, and the Company's cash position at year-end.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. Directors and Senior Management

The following table sets forth certain information regarding our directors and executive officers.

NAME	AGE	POSITION
Frank Wheatley	66	Chief Executive Officer
Peretz Schapiro	44	Director
Kyle Nazareth	33	Interim Chief Financial Officer
Brian Youngs	72	Vice President, Exploration
Nachum Labkowski	38	Director
Kathleen Skerrett	54	Independent Director
Brian Imrie	62	Independent Director
Shlomo Kievman	39	Independent Director

On July 1, 2024, our board of directors appointed Mr. Kyle Nazareth, 33, as our Interim Chief Financial Officer (“CFO”), effective July 1, 2024.  Effective June 30, 2024, Keith Li resigned as Chief Financial Officer to pursue other opportunities.

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

Peretz Schapiro.  Mr. Schapiro has served as our director since January 17, 2023. Mr. Schapiro holds a Masters degree in Applied Finance and has been a global investor for more than a decade, with a particular focus in the resources sector. He understands the fundamental parameters, strategic drivers, market requirements and what it takes for a high growth business. Mr. Schapiro has a diverse professional background, with deep experience in resource exploration, corporate finance, management consulting, marketing and fundraising. Mr. Schapiro is also the founding Chairman of Loyal Lithium Ltd (ASX:LLI) Founding Chairman of Summit Minerals (ASX:SUM), and has previously held directorships Asra Minerals Limited (ASX:ASR) and Okapi Resources (ASX:OKR). Mr. Schapiro previously also served as our interim Chief Operating Officer, a position from which he resigned on January 30, 2024.

Kyle Nazareth.  Mr. Nazareth has served as our Interim Chief Financial Officer since July 1, 2024. Mr. Nazareth brings over a decade of experience in managing public companies, advising on capital market transactions, and providing financial stewardship across diverse industries. Mr. Nazareth is currently the Founder and Principal of Nazareth Financial, a role he has held September 2020. Mr. Nazareth joined Branson Corporate Services Ltd. in June 2024 where he is the Chief Financial Officer, a role in which he is also currently serving. Prior to joining Branson Corporate Services Ltd., which provides accounting services to the Company, Mr. Nazareth served as Chief Financial Officer for Danavation Technologies Inc. between May 2022 and September 2023. Between January 2018 and September 2020, Mr. Nazareth served as Manager, Finance at Auxly Cannabis Group Inc. Mr. Nazareth is a Chartered Professional Accountant and has been a member of the Chartered Professional Accountants of Ontario since June

2016. Mr. Nazareth holds a Bachelor of Business Administration from the York University's Schulich School of Business.

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

Nachum Labkowski.  Mr. Labkowski has served as a member of our board of directors since November 2018 and is currently the Chairman of Snow Lake. He is currently the Chief Executive Officer and principal investor in Halevi Enterprises, a private equity firm which Mr. Labkowski founded in 2010 that holds equity in more than 30 private companies and invests in real estate worldwide. Mr. Labkowski’s unique approach to investing has provided significant returns from those companies he has invested in to date.

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

6.B. Compensation of Board Members and Executives

The following table presents in the aggregate all compensation we paid to all of our directors and senior management as a group for the year ended June 30, 2024. The table does not include any amounts we paid to reimburse any of such persons for costs incurred in providing us with services during this period. We are not required to provide the compensation, on an individual basis, of our executive officers and directors under Canadian law.

All amounts reported in the table below reflect the cost to the Company, in thousands of Canadian dollars, for the year ended June 30, 2024.

Name:	Salary or Fees earned or paid in cash (C$)	Option awards (C$)	Common Share Awards (C$)	Cash Bonus (C$)	Total (C$)	Outstanding options as of June 30, 2023 (Common Shares)
All directors and senior management as a group, consisting of 8 persons	1,012,126	361,081	592,764	-	6,678,756	1,462,407

For the fiscal year ended June 30, 2024, we paid aggregate cash compensation of C$1,012,126 (approximately US$746,968 based on the average exchange rate of 1.3551), to our directors and executive officers as a group. We did not pay any other cash compensation or benefits in kind to our directors and executive officers. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our board of directors may determine compensation to be paid to the directors and the executive officers. The compensation committee will assist the directors in reviewing and approving the compensation structure for the directors and the executive officers. For information regarding share awards granted to our directors and executive officers, see “—Stock Option Plan.”

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

As of the date of this Annual Report, 1,598,961 of our common shares are reserved for future issuance under the Plan, 97,771 of our common shares are currently potentially issuable upon the exercise of outstanding options at an exercise price of US$7.50 per share, 160,000 of our common shares are potentially issuable upon the exercise of outstanding options currently issued and outstanding at an exercise price of C$2.50 (approximately US$2.02) per share, 300,000 of our common shares are currently potentially issuable upon the exercise of outstanding options issued and outstanding at an exercise price of US$2.50 per share and 250,000 of our common shares are currently potentially issuable upon the exercise of outstanding options issued and outstanding at an exercise price of US$2.25 per share.

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

6.C. Board Practices

Nasdaq’s listing rules generally require that a majority of an issuer’s board of directors must consist of independent directors. Our board of directors currently consists of five directors, Peretz Schapiro, Nachum Labkowski, Brian Imrie, Shlomo Kievman and Kathleen Skerrett, three of whom, Mr. Imrie, Mr. Kievman, and Ms. Skerrett are independent within the meaning of Nasdaq’s rules.

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

Board Diversity

The Company believes it is important that its board of directors is composed of individuals reflecting the diversity represented by our employees and our communities. Below is enhanced disclosure regarding the diversity of the board of directors as required by the Nasdaq’s Board Diversity Rule:

Board Diversity Matrix Snow Lake Resources Ltd.
Country of Principal Executive Offices					Canada
Foreign Private Issuer					Yes
Disclosure Prohibited under Home Country Law					No
	As of 11/17/2022				As of 12/31/2023
Total Number of Directors	5				5
Gender Identity	Female	Male	Non-Binary	Did Not Disclose Gender	Female	Male	Non-Binary	Did Not Disclose Gender
Directors	1	4	0	0	1	4	0	0
Demographic Background
Underrepresented Individual in Home Country Jurisdiction	2				4
LGBTQ+	-				0
Did Not Disclose Demographic Background	-				0

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

Employment and Indemnification Agreements

Frank Wheatley

The Company has entered into an employment agreement with Frank Wheatley. The employment agreement can be terminated in the following instances:

•By the Company without cause at any time and for any reason if the Company, in its sole discretion, so determines, by written notice of termination to Frank Wheatley, provided such termination without just cause is not based on grounds prohibited under any human rights legislation or on grounds which are otherwise prohibited by law., or

•By Frank Wheatley at any time and for any reason by giving ninety days’ prior notice in writing to the Company, or

•By the Company for just cause, effective immediately, by giving written notice of termination to Frank Wheatley setting out the basis for termination, or

•As a result of a change of control of the Company, or

•Upon permanent disability or death.

If Mr. Wheatley’s employment is terminated without just cause by the Company without cause, the Company shall pay and provide Mr. Wheatley with:

•an amount equivalent to 3 (three) months' base salary if the Company gives notice pursuant to section 5.5 of his agreement within 6 (six) months of the effective date;

•an amount equivalent to 6 (six) months' base salary if the Company gives notice pursuant to section 5.5 of his agreement after 6 (six) months of the effective date, but before 12 (twelve) months of the effective date;

•an amount equivalent to 12 (twelve) months' base salary if the Company gives notice pursuant to section 5.5 of his agreement after 12 (twelve) months of the effective date.

•such additional benefits, payments and entitlements which the Employment Standards Act (“ESA”) states that an employee is entitled to upon termination;

•any accrued, but unpaid base salary and bonus (if any) earned by Mr. Wheatley up to the date of termination;

•any accrued, but unpaid vacation pay earned by the executive up to the date of termination;

•re-imbursement of any pre-approved expenses incurred by Mr. Wheatley, but which remain unpaid up to the date of termination; and

•all stock options and RSUs to which Mr. Wheatley is entitled, which have vested on or before the date of termination, shall remain exercisable until one year after the date of termination.

If Frank Wheatley terminates his employment agreement, he shall not be entitled to any notice or pay in lieu of notice of termination, severance or similar payment in respect of such termination other than:

•any accrued and unpaid base salary and bonus (if any) earned by Frank Wheatley up to the date of termination;

•any accrued, but unpaid vacation pay earned by Frank Wheatley up to the date of termination;

•any other payments, benefits and entitlements to which Frank Wheatley is entitled under the ESA in such circumstances, other than termination pay and severance pay;

•reimbursement of any pre-approved expenses incurred by Frank Wheatley, but which remain unpaid up to the date of termination; and

•all stock options and RSUs to which Frank Wheatley is entitled, which have vested on or before the date of termination, shall remain exercisable until one year after the date of termination. Any unvested RSUs and stock options as of the date of termination shall expire immediately on the date of termination.

If Mr. Wheatley’s employment is terminated by the Company for just cause as enumerated in section 5.2(g) of his agreement, in that any action taken by Mr. Wheatley has a detrimental effect on the Company’s reputation or business, Mr. Wheatley shall not be entitled to any notice of termination or pay in lieu of notice, severance pay or similar payment in respect of such termination, but he shall receive the following payments:

•any accrued and unpaid base salary and bonus (if any) earned by Frank Wheatley up to the date of termination;

•any accrued, but unpaid vacation pay earned by Frank Wheatley up to the date of termination;

•any other payments, benefits and entitlements to which Frank Wheatley is entitled under the ESA in such circumstances, other than termination pay and severance pay;

•reimbursement of any pre-approved expenses incurred by Frank Wheatley, but which remain unpaid up to the date of termination.

If Mr. Wheatley’s employment is terminated by the Company for any just cause as enumerated in sections 5.2(a)-(k) in his agreement other than 5.2(g) and 5.2(j), Mr. Wheatley shall only be entitled to:

•accrued and unpaid base salary and bonus (if any) earned by Mr. Wheatley up to the date of termination;

•accrued, but unpaid vacation pay earned by Mr. Wheatley up to the date of termination;

•any other payments, benefits and entitlements to which Mr. Wheatley is entitled pursuant to the ESA and which the ESA states that an employee is entitled to upon termination of employment, including termination pay and any applicable severance pay; and

•reimbursement of any pre-approved expenses incurred by the Executive, but which remain unpaid up to the date of termination. In the event of a termination of his agreement for any just cause as enumerated in sections 5.2(a)-(k) in his agreement other than 5.2(j), any vested and unvested RSUs and stock options as of the date of termination shall expire immediately on the date of termination.

If Mr. Wheatley’s employment is terminated because of a change of control where:

•Mr. Wheatley is dismissed from his employment with the Company without just cause (as defined in section 5.2 of his agreement) in the twelve (12) months following the change of control. The Company will not dismiss Mr. Wheatley for any reason unless such dismissal is specifically approved by the board; or

•within the twelve (12) months following the change of control, the position, responsibilities. Salary, bonus arrangement, or benefits provided to Mr. Wheatley in the agreement are materially reduced without the express written consent of Mr. Wheatley, and Mr. Wheatley delivers notice of resignation within thirty (30) days of said material reduction; or

•if, and subject to the event in section 5.9 (e) (b) of his agreement occurring, then within sixty (60) days following the date which is one hundred and twenty (120) days after the date of the change of control, Mr. Wheatley delivers thirty (30) days advance notice of resignation to the Company; then the Company shall pay and provide Mr. Wheatley:

oan amount equal to 24 (twenty four) months, base salary;

oany unvested RSUs and stock options to which Mr. Wheatley is entitled as of the change of control date shall immediately vest upon change of control;

osuch additional benefits, payments and entitlements which the ESA states that an employee is entitled to upon termination;

oany accrued, but unpaid base salary and bonus (if any) earned by Mr. Wheatley up to the date of termination;

oany accrued, but unpaid vacation pay earned by Mr. Wheatley up to the date of termination; and

ore-imbursement of any pre-approved expenses incurred by Mr. Wheatley, but which remain unpaid up to the date of termination.

If Mr. Wheatley’s employment is terminated as a result of permanent disability or death, Mr. Wheatley shall be entitled to:

•any accrued and unpaid base salary and bonus (if any) earned by Mr. Wheatley up to the date of termination;

•any accrued, but unpaid vacation pay earned by Mr. Wheatley up to the date of termination;

•any other payments, benefits and entitlements to which Mr. Wheatley is entitled pursuant to the ESA in such circumstances:

•re-imbursement of any pre-approved expenses incurred by Mr. Wheatley, but which remain unpaid up to the date of termination; and

•in the case of a termination as a result of permanent disability of his agreement, the payments described in the section 5.3 of his agreement.

•all stock options and RSUs to which Mr. Wheatley is entitled, which have vested on or before the date of termination, shall remain exercisable until one year after the date of termination. Any unvested RSUs and stock options as of the date of termination shall expire immediately on the date of termination.

Mr. Wheatley will serve as an employee of the Company performing the duties as specified in section 3.1 of his agreement, which is filed as Exhibit 4.11 to this Annual Report. Mr. Wheatley will be compensated in the amount of $350,000 on an annual basis and will be entitled to participate in benefit programs established by the Company from time to time for its senior management personnel. Mr. Wheatley is entitled to an annual bonus in the sole and unfettered secretion of the board of directors. Mr. Wheatley will also be compensated in the form of 250,000 stock options and 200,000 RSUs, with a vesting schedule as detailed in section 4.4 of his agreement. Mr. Wheatley shall disclose to the Company, as the Company may direct, all ideas, suggestions, discoveries, inventions and improvements which he may make solely, jointly or in common with other employees, during the term of his employment with the Company and which relate to the business activities of the Company. Any improvements corning within the scope of the business of the Company made and/or developed by Mr. Wheatley while in the employ of the Company, whether or not conceived or made during regular working hours, or whether or not Mr. Wheatley is specifically instructed to make or develop the same, shall be for the benefit of the Company and shall be considered to have been made by virtue of Mr. Wheatley’s agreement and shall immediately become the exclusive property of the Company. Mr. Wheatley shall assign, set over and transfer to the Company, as the Company may direct, his entire right, title and interest in and to any and all the improvements and to all patents, copyrights or other intellectual property rights (or applications therefor) which may be or have been filed and/or issued by or to his or on his behalf, and Mr. Wheatley agrees to execute and deliver to the Company, any and all instruments necessary or desirable to accomplish the foregoing and, in addition, to do all lawful acts which may be necessary or desirable to assist the Company to obtain and enforce protection of the improvements. Mr. Wheatley also waives all moral rights in any improvements and all work produced by Mr. Wheatley during the term of his agreement.

The Company has entered into consulting agreements with entities owned by Peretz Schapiro and Brian Youngs. They are employed as consultants.

Peretz Schapiro

Peretz Schapiro’s agreement can be terminated by either party without cause upon ninety days’ written advance notice to the other party and each party may terminate the agreement for cause, without advance notice or payment in lieu of such notice, effectively immediately. Mr. Schapiro will act as an independent contractor and provide the services listed under Schedule 1 of his agreement, which is filed as Exhibit 4.24 to this Annual Report. Mr. Schapiro will be compensated in the amount of $8,000 per month during the term of his employment and will be granted 140,000 RSUs for the Common Shares of the Company which will vest per the vesting schedule as noted in section 4.1 of Exhibit 4.24. Further, if Mr. Schapiro’s agreement is terminated for cause, any RSus granted to him that would have vested as of the termination date will be converted into common shares of the Company and any RSus granted that have not vested as of the termination date will be canceled. If Mr. Schapiro’s agreement is terminated without cause, any RSUs granted to him shall be extended for a period of 1 (one) year from the termination date. Mr. Schapiro will be the sole and exclusive owner of all right, title and interest throughout the world in and to all the results and proceeds of the services performed under the consulting agreement.

Brian Youngs

Brian Youngs’ agreement can be terminated in three instances:

•By the Company without cause upon the provision of thirty days’ written notice to Brian Youngs or by payment of thirty days’ service fees in lieu of such notice, or

•By the Company for cause without notice or payment in lieu thereof, or

•By Brian Youngs upon the provision of ninety days’ written notice to the Company.

Brian Youngs will act as an independent contractor and will provide the services listed in section 3 of his agreement, which is filed as Exhibit 4.25 to this Annual Report. Mr. Youngs will be compensated in the amount of CAD$10,000 per month without deduction at source by the Company for the purpose of withholding income tax, employment insurance payments or Canada Pension Plan contributions or remittance of a similar nature. Mr. Youngs is required to provide the Company full written details of all inventions, works and of all works embodying Intellectual Property Rights made wholly or partially by Mr. Youngs at any time during the course of his agreement and all Intellectual

Property Rights subsisting (or which may in the future subsist) in all such inventions and works shall automatically, on creation vest in the Company absolutely. To the extent that they do not vest automatically, Mr. Youngs will hold them in trust for the Company.

Kyle Nazareth

Kyle Nazareth’s agreement is governed under the services agreement between Branson Corporate Services Ltd. (“Branson”) and the Company, under which the Company has engaged Branson to perform certain services outlined in Scheule A of the agreement, which is filed as Exhibit 4.22 to this Annual Report. Under the agreement, Branson will provide CFO service to the Company through the Company’s appointment of Kyle Nazareth as Chief Financial Officer. The agreement can be terminated in two instances:

•The Company or Branson may, at any time, give 30 days’ advance written notice to the other party of its intention to terminate the agreement and on the expiration of such period the agreement will be terminated. In such event, the Company will be obligated to pay the remaining unpaid remuneration to the up to and including date of termination, or

•The Company may terminate the agreement without advance written notice to Branson and without further remuneration past the date of termination, upon the occurrence of any of the following  events:

oBranson’s or one of its employees commission of a crime which relates directly to the performance of the agreement, or any act by Branson involving money or other property involving the Company or an affiliate of the Company that would constitute a crime in the jurisdiction involved; or

oany act by Branson or one of its employees of fraud, misappropriation, dishonesty, embezzlement or similar conduct against the Company or an affiliate or customer of the Company; or

oany material breach by Branson of any of the terms of the agreement which remains uncured after the expiration of 30 days following the delivery of written notice of such breach to Branson by the Company; or

oBranson’s failure to devote adequate time to the Company’s business, or conduct by Branson amounting to insubordination or inattention to, or substandard performance of Branson’s duties and responsibilities under the agreement, which remains uncured after the expiration of thirty days following the delivery of written notice of such failure or conduct to Branson by the Company.

Upon termination of the agreement, Branson will return to the Company, all Company’s property including all written information, tapes, discs or memory devices and copies thereof, and any other material on any medium in Branson’s possession or control pertaining to the business of the Company, without retaining any copies or records of any confidential information.

The remuneration of Branson will be at the rate and on the terms specified in Schedule B of the agreement.

General Information

Each of Frank Wheatley, Peretz Schapiro, Brian Youngs, and Kyle Nazareth’s agreements detailed here have non-disclosure/confidentiality and non-solicitation provisions. Mr. Wheatley’s and Mr. Nazareth’s agreements also have an additional non-competition provision.

Although as independent contractors certain of our executive officers have been involved in other business activities, we expect that as our business operations ramp up such executive officers will devote substantially all of their time to our business operations.

We have entered into an indemnification agreement with all of our directors and officers, pursuant to which we agree to indemnify them against certain liabilities and expenses incurred by them in connection with claims made by reason of their being a director or officer.

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

●	Shareholder Approval for Change of Control – Nasdaq Rule 5635(b)

The Company will not seek shareholders’ approval prior to the issuance of securities when the issuance or potential issuance will result in a change of control of the Company.

●	Shareholder Approval for Acquisition of Stock or Assets of Another Company – Nasdaq Rule 5635(a)

The Company will not seek shareholders’ approval prior to the issuance of securities in connection with the acquisition of the stock or assets of another company in certain circumstances.

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

6.E. Share Ownership

The following table sets forth information with respect to beneficial ownership of our share capital as of the date of this report by:

●	Each of our directors and named executive officers;

●	All directors and named executive officers as a group; and

●	Each person who is known by us to beneficially own 5% or more of each class of our voting securities.

	Common Shares Beneficially Owned(1)
Directors and Executive Officers	Number of Shares	Percent of Class (%)
Frank Wheatley, Chief Executive Officer (2)	200,000	*%
Kyle Nazareth, Interim Chief financial Officer	0	*%
Peretz Schapiro, Director(3)	0	*%
Brian Youngs, Vice President, Exploration(4)	72,000	*%
Nachum Labkowski, Director(5)	252,882	*%
Kathleen Skerrett, Director(3)	0	*%
Brian Imrie, Director(3)	0	*%
Shlomo Kievman, Director(3)	0	*%
All executive officers and directors (8 persons)	524,882	1.83%
Nova Minerals Limited(6)	6,600,000	23.07%
Derek Knight(7)	1,136,313	3.97%

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

None of our major shareholders have different voting rights from other shareholders. As noted in the table above, Nova holds approximately 23.07% of our outstanding common shares. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

6.F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation.

None.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major shareholders

Please refer to Item 6 “Directors, Senior Management and Employees—E. Share Ownership.”

7.B. Related Party Transactions

In accordance with IAS 24 – Related Party Disclosures, key management personnel, including companies controlled by them, are those persons having authority and responsibility for planning, directing and controlling the activities of the Company directly or indirectly, including any directors (executive and non-executive) of the Company. The remuneration of directors and key executives is determined by the compensation committee of our board of directors. The remuneration of directors and other members of key management personnel during the years ended June 30, 2024, 2023, and 2022 were as follows:

	2024	2023	2022
	C$	C$	C$
Directors’ and officers’ consulting fees	877,632	951,347	687,585
Cash Payment	-	334,738	-
Exploration and evaluation expenditures	134,764	415,325	220,765
Addendum payments	-	2,554,830	-
Total	1,012,126	4,256,240	908,350

Directors’ and officers’ consulting fees

During the year ended June 30, 2024, fees of $317,973 (2023 – $492,377; 2022 - $585,615) included in directors’ and officers’ consulting fees had been paid to companies controlled by officers of the Company.

Cash payment

During the year ended June 30, 2023, a payment of USD $250,000 ($334,738) (2022 - $nil) had been paid to a director of the Company.

Exploration and evaluation expenditures

During the year ended June 30, 2024, fees of $134,764 (2023 – $415,325; 2022 - $220,765) for services rendered by the Company’s Vice President of Exploration and its former Vice President of Resources Development, had been capitalized as E&E assets on the consolidated statements of financial position.

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

As of June 30, 2024, the Company has made a claim against these former officers (see Note 22 for more details).

Share-based compensation

During the year ended June 30, 2024, the Company had granted certain RSUs and options to various directors and officers. Total stock-based compensation of $953,845 (2023 – $2,422,516; 2022 - $8,035,506) was recorded in connection with the vesting of these securities.

Other related party transactions

On January 25, 2023, the Company issued 240,000 common shares from the Shares-for-Debt Settlement. As a result of the Shares-for-Debt Settlement, the Company recorded a loss on settlement of $157,501 on the consolidated statements of loss and comprehensive loss for the year ended June 30, 2023.

As of August 9, 2023, 160,000 RSUs out of the 470,000 RSUs awarded on January 30, 2023 had met the milestones required to vest. On September 26, 2023, the Company paid $546,476 (USD $400,000) to redeem 160,000 of the vested RSUs at USD $2.50 each.

Related party balances

All related party balances, for services and business expense reimbursements rendered as at June 30, 2024, 2023, and 2022 are non-interest bearing and payable on demand, and are comprised of the following:

	June 30, 2024	June 30, 2023	June 30, 2022
	$	$	$
Payable to officers and directors	60,121	86,616	110,274
Payable (receivable) from Nova Minerals Ltd.	81,023	(10,287)	(10,287)
	141,144	76,329	99,987

During the year ended June 30, 2024, Nova Minerals Ltd. charged the Company an amount of $220,348 (2023 – $nil; 2022 - $nil) for reimbursable legal fees, which are recorded as professional fees on the consolidated statements of loss and comprehensive loss.

7.C. Interests of Experts and Counsel

Not Applicable.

ITEM 8. FINANCIAL INFORMATION

8.A. Consolidated Statements and Other Financial Information.

The Company’s consolidated financial statements are stated in Canadian dollars and are prepared in accordance with IFRS.

Audited Financial Statements

Our consolidated financial statements for the 2024, 2023, and 2022 fiscal years as required under Item 17 are included immediately following the text of this Annual Report. The audit reports of the Company are included herein immediately preceding the financial statements.

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

As of August 9, 2023 160,000 RSUs out of the 470,000 RSUs awarded on January 30, 2023 had met the milestones required to vest, and on September 26, 2023, the Company paid $534,240 (USD$400,000) to redeem 160,000 of the vested RSUs at USD $2.50 each.

On September 21, 2023, the Company closed its best-efforts flow-through financing of common shares through the issuance of 2,133,979 common shares at a price of $3.6117 (USD $2.67) per common share, for gross proceeds of $7,707,292 (USD $5,697,710). In connection with the Offering, the Company issued 86,000 warrants at USD $2.67 per share with an expiry of five years and paid fees and expenses to various agents in the amount of $215,377.

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

On February 8, 2024, the Company issued 500,000 common shares in connection with the Muskrat Dam Project option agreement. These common shares were valued at $733,615 based on the Company’s 30-day-volume-weighted-adjusted share price on the date of issuance.

On February 14, 2024, the Company issued 60,000 common shares upon the vesting of restricted share units valued at $179,505.

On February 20, 2024, the Company issued 325,000 common shares to 10152300 Manitoba LTD. pursuant to a debt settlement agreement for legal expenses between the parties. These common shares were valued at $426,155 based on the Company’s closing share price on the date of issuance.

On June 21, 2024, the Company issued 1,000,000 common shares pursuant to an agreement for the acquisition of the Black Lake Uranium Project. These common shares were valued at $994,765 based on the Company’s closing share price on the date of issuance.

On June 28, 2024, the Company issued 3,500,000 common shares in consideration for the amendment and termination of the Muskrat Dam Option Agreement. These common shares were valued at $3,415,591 based on the Company’s closing share price on the date of issuance.

ITEM 9. THE OFFER AND LISTING

9.A. Offer and Listing Details

Not Applicable.

9.B. Plan of Distribution

Not Applicable.

9.C. Markets

Our common shares are currently listed on the Nasdaq Capital Market, and have been listed on such exchange since November 19, 2021, in each case, under the symbol “LITM.”

9.D. Selling Shareholders

Not Applicable.

9.E. Dilution

Not Applicable.

9.F. Expenses of the Issue

Not Applicable.

ITEM 10. ADDITIONAL INFORMATION

10.A. Share Capital

On October 7, 2021, we effectuated a one-for-five reverse stock split of our common shares, or the Reverse Split. The historical audited financial statements included elsewhere in this Annual Report have been adjusted for the Reverse Split. Unless otherwise indicated, all other share and per share data in this Annual Report have been retroactively adjusted, where applicable, to reflect the Reverse Split.

At the shareholders meeting held on May 2, 2024, approval was given to undertake a reverse stock split of our common shares at a ratio to be determined by the board of directors, at its sole discretion, at such time as the Board of Directors deems appropriate, but in any event no later than May 1, 2027.

The authorized share capital of the Company consists of an unlimited number of common and preferred shares without par value of which 25,766,065 common shares are issued and outstanding as of June 30, 2024. No preferred shares have been issued.

Holders of common shares of the Company are entitled to one vote per share at all meetings of shareholders of the Company, to receive dividends as and when declared by the directors, and to receive a pro-rata share of the assets of the Company available for distribution to common shareholders in the event of the liquidation, dissolution or winding up of the Company. There are no pre-emptive, conversion or other subscription rights attached to the common shares of the Company.

All shares have been issued pursuant to resolutions of the board of directors of the Company.

Outstanding Share Data	No. of Common Shares	No. of Preferred Shares	Exercise Price per Share	Expiry Date
Issued and Outstanding as at October 29, 2024	28,611,102	Nil	N/A	N/A
Warrants	1,295,000	Nil	$5.17	October 2, 2024 – September 21, 2028
Stock Options	807,771	Nil	$3.96	July 14, 2026 – May 24, 2029
Restricted Share Units	440,000	Nil	N/A	N/A
Fully Diluted as at October 29, 2024	31,153,873	Nil	N/A	N/A

Item 10.A.4. Warrants

All warrants have been issued pursuant to resolutions of the board of directors of the Company.

The following summarizes the warrants that have been granted, exercised, cancelled or expired during the years ended June 30, 2024, 2023 and 2022:

Warrants activity for the years ended June 30, 2024, 2023 and 2022 are as follows:

	Number of Warrants	Weighted Average Exercise Price
Balance, June 30, 2022	821,106	C$3.93
Issued	725,000	USD $2.97
Exercised	(21,025)	C$1.50
Balance, June 30, 2023	1,525,054	C$4.00
Expired	(616,054)	C$1.57
Cancelled	(2,000,000)	USD$1.50
Issued	2,386,000	USD$1.67
Balance, June 30, 2024	1,295,000	C$5.13

As of June 30, 2024, the following warrants were outstanding:

Expiry Date	Exercise Price		Number of Warrants Outstanding
October 2, 2024	$	USD 2.00	100,000
October 2, 2024	$	USD 2.50	100,000
October 2, 2024	$	USD 3.00	100,000
February 17, 2025	$	USD 3.00	75,000
February 17, 2025	$	USD 4.00	75,000
February 17, 2025	$	USD 5.00	75,000
March 31, 2026	$	USD 2.50	500,000
November 19, 2026	$	USD 9.375	184,000
September 21, 2028	$	USD 2.67	86,000
		C$5.13	1,295,000

The weighted average remaining contractual life for warrants outstanding at June 30, 2024 is 1.47 years (2023 – 1.71 years; 2022 – 2.07 years).

Item 10.A.5. Stock Options

From time to time, the Company grants stock options to its directors, officers, employees and consultants on terms and conditions acceptable to the regulatory authorities. The stock options entitle the holders to acquire common shares of the Company from treasury.

The Plan was approved by the shareholders on September 7, 2022. The Company’s Plan provides that the board of directors of the Company may grant to directors, officers, employees and consultants of the Company options to acquire up to 10% of the of the outstanding common shares at the time of the granting of Options, less the aggregate number of common shares then reserved for issuance pursuant to any other share compensation arrangement. Options give the option holder the right to acquire from us a designated number of common shares at a purchase price that is fixed upon the grant of the option. The exercise price shall not be lower than the greater of the closing market prices of the underlying securities on: (a) the trading day prior to the date of grant of the Options; and (b) the date of grant of the Options.

As of June 30, 2024, there were 807,771 stock options outstanding (June 30, 2023: 1,462,407) (June 30, 2022: 1,620,489).

The names and titles of the directors/executive officers of the Company to whom outstanding stock options have been granted and the numbers of common shares subject to such options as of October 29, 2024 are as follows:

Name	Number of Options	Number of Options currently vested	Exercise Price	Expiration Date
Nachum Labkowski, Director	160,000	160,000	C $2.50	May 24, 2029
	97,771	97,771	USD $7.50	November 18, 2026
	100,000	100,000	USD $2.50	January 30, 2028
Brian Imrie, Director	50,000	50,000	USD $2.50	January 30, 2028
Peretz Schapiro, Director	50,000	50,000	USD $2.50	January 30, 2028
Shlomo Kievman, Director	50,000	50,000	USD $2.50	January 30, 2028
Kathleen Skerrett, Director	50,000	50,000	USD $2.50	January 30, 2028
Frank Wheatley, CEO	250,000	62,500	USD $2.25	July 14, 2026

Item 10. A.6. History of Share Capital

There are no special voting rights attached to any of the Company’s issued and outstanding shares. Shares were issued for cash, finders fees (warrants, exercised), for debt settlement, for acquisitions, and pursuant to property option agreements.

The Company has financed its operations through the issuance of common shares through private placements, and the exercise of stock options. The changes in the Company’s share capital during the last 3 fiscal years are as follows:

On November 23, 2021, the Company completed the IPO through the issuance of 3,680,000 common shares, including 480,000 common shares issued under the underwriters’ over-allotment option, at a price of C $9.51 (USD $7.50) per share for gross proceeds of C $34,988,520 (USD $27,600,000). In connection with the IPO, the Company granted the underwriters 184,000 Finders’ Warrants with each Finders’ Warrant exercisable into one common share of the Company at the price of USD $9.375 until November 19, 2026. In addition, the Company paid total issuance costs of C $2,995,448 comprised of (i) a cash commission of C $2,624,139 to the underwriters, (ii) underwriters’ fees of C $304,248, and (iii) other closing expenses of C $67,061.

On November 23, 2021, the Company also issued 751,163 common shares for the conversion of all outstanding debentures at a conversion price of C $1.25 per common share.

On January 9, 2022, the Company issued 240,000 common shares as a result of the vesting of RSUs.

During the year ended June 30, 2022, 243,419 common shares were issued as a result of the exercise of warrants.

On January 25, 2023, the Company issued 240,000 common shares to settle a debt (the “Shares-for-Debt Settlement”) of USD $480,000 owed by a director to a third-party, in relation to services provided by the third-party related to the requisitioning of a shareholders’ meeting, which the Company had agreed to complete the settlement on behalf of the director.

During the year ended June 30, 2023, 21,052 common shares were also issued as a result of the exercise of Warrants.

On September 21, 2023, the Company issued 21,276 common shares to a third-party pursuant to a letter agreement.

On October 20, 2023, the Company issued 40,000 common shares to a third-party pursuant to a marketing agreement.

On February 8, 2024, the Company issued 500,000 common shares in connection with the Muskrat Dam Project option agreement.

On February 14, 2024, the Company issued 60,000 common shares upon the vesting of restricted share units.

On February 20, 2024, the Company issued 325,000 common shares to 10152300 Manitoba LTD. pursuant to a debt settlement agreement for legal expenses between the parties.

On June 21, 2024, the Company issued 1,000,000 common shares pursuant to an agreement for the acquisition of the Black Lake Uranium Project.

On June 28, 2024, the Company issued 3,500,000 common shares in consideration for the amendment and termination of the Muskrat Dam Option Agreement.

On August 7, 2024, the Company issued 2,024,496 common shares in connection with our acquisition of the First Stage Interest with respect to the Engo Valley Uranium Project.

Subsequent to June 30, 2024, the Company has sold 820,541 common shares under the ATM financing.

Flow Through Shares

Canadian tax legislation allows for investment tax credits, at a rate of 15%, applicable to certain mining exploration expenses in Canada pursuant to a Flow-through share issuance agreement.  Common shares of exploration companies which are issued under the program are known as “Flow-Through” shares as the Company making the qualified expenditures flow-through such tax credits received to the purchasers of these specific common shares.  A Flow-through share investor could apply this tax credit to reduce his or her Canadian Federal income tax payable.  In order to apply for the credits, the flow-through shareholder must be resident in Canada and subject to Canada Federal Income Tax for the taxation year in which the credit is being claimed.

The mining exploration expenses that qualify for the investment tax credit under the Flow-through program must be incurred in the scope of mining exploration activities conducted from or above the ground surface in order to determine the existence or location of mineral materials.  These minerals include the deposit of common metals or the deposit of minerals for which the Minister of Natural Resources has stated that the principal mineral extract is an industrial mineral contained in a non-stratified deposit.  The mining exploration activities that qualify include expenses incurred in order to determine the existence, location, extent, or quality of a mineral resource in Canada, including the prospector costs, the geological, geophysical or geochemical study costs, the costs of steelhead or diamond drilling, by hammering or other methods, and the costs of digging trenches.  It is not intended for expenses related to existing mines.

On September 21, 2023, the Company closed its best-efforts flow-through financing through the issuance of 2,133,979 common shares at a price of C $3.6117 (USD $2.67) per common share, for gross proceeds of C $7,707,292 (USD $5,697,710). In connection with the offering, the Company issued 86,000 agents’ warrants at USD $2.67 per share with an expiry of five years and paid fees and expenses to various agents in the amount of C $215,377.

Warrants

At October 29, 2024, an aggregate of 1,295,000 common shares were issuable upon the exercise of outstanding common share purchase warrants, with a weighted average exercise price of $5.13 per common share.

10.B. Memorandum and Articles of association

The description of certain terms and provisions of our articles of incorporation, as amended, and certain related sections of The Corporations Act (Manitoba) is incorporated by reference to our Registration Statement filed on Form F-1 (File No. 333-264098) filed with the SEC and as declared effective on April 7, 2022.

10.C. Material Contracts

All material contracts governing the business of the Company are described elsewhere in this Annual Report or in the information incorporated by reference herein.

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

10.E. Taxation

Canadian Income Tax Considerations

The following summary describes, as of the date hereof, the material Canadian federal income tax considerations generally applicable to a purchaser who acquires, as a beneficial owner, common shares pursuant to this Annual Report and who, at all relevant times, for the purposes of the application of the Income Tax Act (Canada) and the Income Tax Regulations (which we collectively refer to as the Canadian Tax Act), (i) is not, and is not deemed to be, resident in Canada for purposes of the Canadian Tax Act and any applicable income tax treaty or convention; (ii) deals at arm’s length with us; (iii) is not affiliated with us; (iv) does not use or hold, and is not deemed to use or hold, common shares in a business or part of a business carried on in Canada; (v) is not an “insurer” as that term is defined in the Canadian Tax Act; (vi) has not entered into, with respect to the common shares, a “derivative forward agreement,” as that term is defined in the Canadian Tax Act; and (vii) holds the common shares as capital property (which we refer to as a Non-Canadian Holder). This summary does not apply to a Non-Canadian Holder that is an insurer carrying on an insurance business in Canada and elsewhere or an “authorized foreign bank”, as that term is defined in the Canadian Tax Act. Such Non-Canadian Holders should consult their tax advisors for advice having regards to their particular circumstances.

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

more than 50% of the fair market value of the common shares was derived, directly or indirectly, from one or any combination of: (i) real or immoveable property situated in Canada, (ii) “Canadian resource properties” (as that term is defined in the Canadian Tax Act), (iii) “timber resource properties” (as that term is defined in the Canadian Tax Act) and (iv) options in respect of, or interests in, or for civil law rights in, property in any of the foregoing whether or not the property exists.

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

U.S. Federal Income Taxation Considerations

The following discussion describes the material U.S. federal income tax consequences relating to the ownership and disposition of common shares by U.S. Holders (as defined below). This discussion applies to U.S. Holders that purchase our common shares pursuant to this Annual Report and hold such common shares as capital assets. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended, or the Code, U.S. Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect. This discussion does not address all of the U.S. federal income tax consequences that may be relevant to specific U.S. Holders in light of their particular circumstances or to U.S. Holders subject to special treatment under U.S. federal income tax law (such as certain financial institutions, insurance companies, currency or securities dealers and traders in securities or other persons that generally mark their securities to market for U.S. federal income tax purposes, tax-exempt entities, retirement plans, regulated investment companies, real estate investment trusts, certain former citizens or residents of the United States, persons who hold our common shares as part of a “straddle”, “hedge”, “conversion transaction”, “synthetic security” or integrated investment, persons that have a “functional currency” other than the U.S. dollar, persons that own directly, indirectly or through attribution 10% or more of the voting power of our shares, corporations that accumulate earnings to avoid U.S. federal income tax, persons subject to special tax accounting rules under Section 451(b) of the Code, partnerships and other pass-through entities, and investors in such pass-through entities. This discussion does not address any U.S. state or local or non-U.S. tax consequences or any U.S. federal estate, gift or alternative minimum tax consequences.

As used in this discussion, the term “U.S. Holder” means a beneficial owner of our common shares that is, for U.S. federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income tax regardless of its source or (iv) a trust (x) with respect to which a court within the United States is able to exercise primary supervision over its administration and one or more United States persons have the authority to control all of its substantial decisions or (y) that has elected under applicable U.S. Treasury regulations to be treated as a domestic trust for U.S. federal income tax purposes.

If an entity treated as a partnership for U.S. federal income tax purposes holds our common shares, the U.S. federal income tax consequences relating to an investment in our common shares will depend in part upon the status and activities of such entity and the particular partner. Any such entity should consult its own tax advisor regarding the U.S. federal income tax consequences applicable to it and its partners of the purchase, ownership and disposition of our common shares. Persons considering an investment in our common shares should consult their own tax advisors as to the particular tax consequences applicable to them relating to the purchase, ownership and disposition of our common shares, including the applicability of U.S. federal, state and local tax laws and non-U.S. tax laws.

Passive Foreign Investment Company Consequences

In general, a corporation organized outside the United States will be treated as a passive foreign investment company, or PFIC, for any taxable year in which either (i) at least 75% of its gross income is “passive income” or (ii) on average at least 50% of its assets, determined on a quarterly basis, are assets that produce passive income or are held for the production of passive income. Passive income for this purpose generally includes, among other things, dividends, interest, royalties, rents, and gains from the sale or exchange of property that gives rise to passive income. Assets that produce or are held for the production of passive income generally include cash, even if held as working capital or raised in a public offering, marketable securities, and other assets that may produce passive income. Generally, in determining whether a non-U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account.

Although we do not believe that we were a PFIC for the year ending June 30, 2024, our determination is based on an interpretation of complex provisions of the law, which are not addressed in a significant number of administrative pronouncements or rulings by the Internal Revenue Service, or IRS. Accordingly, there can be no assurance that our conclusions regarding our status as a PFIC for the 2024 taxable year will not be challenged by the IRS and, if challenged, upheld in appropriate proceedings. In addition, because PFIC status is determined on an annual basis and generally cannot be determined until the end of the taxable year, there can be no assurance that we will not be a PFIC for the current taxable year. Because we may continue to hold a substantial amount of cash and cash equivalents, and because the calculation of the value of our assets may be based in part on the value of our common shares, which may fluctuate considerably, we may be a PFIC in future taxable years. Even if we determine that we are not a PFIC for a taxable year, there can be no assurance that the IRS will agree with our conclusion and that the IRS would not successfully challenge our position. Our status as a PFIC is a fact-intensive determination made on an annual basis.

If we are a PFIC in any taxable year during which a U.S. Holder owns our common shares, the U.S. Holder could be liable for additional taxes and interest charges under the “PFIC excess distribution regime” upon (i) a distribution paid during a taxable year that is greater than 125% of the average annual distributions paid in the three preceding taxable years, or, if shorter, the U.S. Holder’s holding period for our common shares, and (ii) any gain recognized on a sale, exchange or other disposition, including a pledge, of our common shares, whether or not we continue to be a PFIC. Under the PFIC excess distribution regime, the tax on such distribution or gain would be determined by allocating the distribution or gain ratably over the U.S. Holder’s holding period for our common shares. The amount allocated to the current taxable year (i.e., the year in which the distribution occurs or the gain is recognized) and any year prior to the first taxable year in which we are a PFIC will be taxed as ordinary income earned in the current taxable year. The amount allocated to other taxable years will be taxed at the highest marginal rates in effect for individuals or corporations, as applicable, to ordinary income for each such taxable year, and an interest charge, generally applicable to underpayments of tax, will be added to the tax.

If we are a PFIC for any year during which a U.S. Holder holds our common shares, we must generally continue to be treated as a PFIC by that holder for all succeeding years during which the U.S. Holder holds our common shares, unless we cease to meet the requirements for PFIC status and the U.S. Holder makes a “deemed sale” election with respect to our common shares. If the election is made, the U.S. Holder will be deemed to sell our common shares it holds at their fair market value on the last day of the last taxable year in which we qualified as a PFIC, and any gain recognized from such deemed sale would be taxed under the PFIC excess distribution regime. After the deemed sale election, the U.S. Holder’s common shares would not be treated as shares of a PFIC unless we subsequently become a PFIC.

If we are a PFIC for any taxable year during which a U.S. Holder holds our common shares and one of our non-U.S. corporate subsidiaries is also a PFIC (i.e., a lower-tier PFIC), such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC and would be taxed under the PFIC excess distribution regime on distributions by the lower-tier PFIC and on gain from the disposition of shares of the lower-tier PFIC even though such U.S. Holder would not receive the proceeds of those distributions or dispositions. Each U.S. Holder is advised to consult its tax advisors regarding the application of the PFIC rules to our non-U.S. subsidiaries.

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

The tax consequences that would apply if we are a PFIC would also be different from those described above if a U.S. Holder were able to make a valid qualified electing fund, or QEF, election. At this time, we do not expect to provide U.S. Holders with the information necessary for a U.S. Holder to make a QEF election. Consequently, prospective investors should assume that a QEF election will not be available.

Each U.S. person that is an investor of a PFIC is generally required to file an annual information return on IRS Form 8621 containing such information as the U.S. Treasury Department may require. The failure to file IRS Form 8621 could result in the imposition of penalties and the extension of the statute of limitations with respect to U.S. federal income tax.

The U.S. federal income tax rules relating to PFICs are very complex. Prospective U.S. investors are strongly urged to consult their own tax advisors with respect to the impact of PFIC status on the purchase, ownership and disposition of our common shares, the consequences to them of an investment in a PFIC, any elections available with respect to our common shares and the IRS information reporting obligations with respect to the purchase, ownership and disposition of the common shares of a PFIC.

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

Sale, Exchange or Other Disposition of our Common Shares

Subject to the discussion above under “—Passive Foreign Investment Company Consequences”, a U.S. Holder generally will recognize capital gain or loss for U.S. federal income tax purposes upon the sale, exchange or other disposition of our common shares in an amount equal to the difference, if any, between the amount realized (i.e., the amount of cash plus the fair market value of any property received) on the sale, exchange or other disposition and such U.S. Holder’s adjusted tax basis in our common shares. Such capital gain or loss generally will be long-term capital gain taxable at a reduced rate for noncorporate U.S. Holders or long-term capital loss if, on the date of sale, exchange or other disposition, our common shares were held by the U.S. Holder for more than one year. Any capital gain of a non-corporate U.S. Holder that is not long-term capital gain is taxed at ordinary income rates. The deductibility of capital losses is subject to limitations. Any gain or loss recognized from the sale or other disposition of our common shares will generally be gain or loss from sources within the United States for U.S. foreign tax credit purposes.

Medicare Tax

Certain U.S. Holders that are individuals, estates or trusts and whose income exceeds certain thresholds generally are subject to a 3.8% tax on all or a portion of their net investment income, which may include their gross dividend income and net gains from the disposition of our common shares. If you are a United States person that is an individual, estate or trust, you are encouraged to consult your tax advisors regarding the applicability of this Medicare tax to your income and gains in respect of your investment in our common shares.

Information Reporting

U.S. Holders may be required to file certain U.S. information reporting returns with the IRS with respect to an investment in our common shares, including, among others, IRS Form 8938 (Statement of Specified Foreign Financial Assets). As described above under “Passive Foreign Investment Company Consequences”, each U.S. Holder who is a shareholder of a PFIC must file an annual report containing certain information. U.S. Holders paying more than US$100,000 for our common shares may be required to file IRS Form 926 (Return by a U.S. Transferor of Property to a Foreign Corporation) reporting this payment. Substantial penalties may be imposed upon a U.S. Holder that fails to comply with the required information reporting.

U.S. Holders should consult their own tax advisors regarding the information reporting rules.

10.F. Dividends and Paying Agents

Not applicable.

10.G. Statement by Experts

Not applicable.

10.H. Documents on Display

We have filed this Annual Report with the SEC under the Exchange Act. Statements made in this report as to the contents of any document referred to are not necessarily complete. With respect to each such document filed as an exhibit to this Annual Report, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.

We are subject to the informational requirements of the Exchange Act as a foreign private issuer and file reports and other information with the SEC. Reports and other information filed by us with the SEC, including this Annual Report, may be viewed from the SEC’s Internet site at http://www.sec.gov. In addition, we will provide hardcopies of our annual report free of charge to shareholders upon request.

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

10.I. Subsidiary Information

Not required.

10.J. Annual Report to Security Holders

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Our activities expose us to a variety of financial risks: market risk (including foreign currency risk and interest rate risk), credit risk and liquidity risk. The overall risk management strategy focuses on the unpredictability of the finance markets and seeks to minimize the potential adverse effects on the financial performance. We use different methods to measure different types of risk to which it is exposed. These methods include sensitivity analysis in the case of interest rate, foreign exchange and other price risks, ageing analysis for credit risk and beta analysis in respect of investment portfolios to determine market risk. Risk management is carried out under the direction of the Board. Please see note 21 to our consolidated financial statements included elsewhere in this Annual Report for further information with respect to certain of these risks.

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

14.E. Use of Proceeds.

The following “Use of Proceeds” information relates to the registration statement on Form F-1 (File Number 333-254755) (the “F-1 Registration Statement”) in relation to our initial public offering of 3,680,000 common shares at a public offering price of US$7.50 per share. ThinkEquity LLC acted as the representative for the several underwriters of the offering.

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

For the period from July 1, 2022 to June 30, 2024, the total expenses incurred for our company’s account in connection with our IPO was approximately $3.0 million, which included $2.9 million in underwriting discounts and commissions for the IPO and approximately $0.1 million in other costs and expenses. We received net proceeds of approximately $32.0 million from our initial public offering. None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds from the initial public offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates.

For the period from July 1, 2021, to June 30, 2024, the following is our reasonable estimate of the uses of the proceeds from the IPO:

●Approximately C$9.2 million was used for resource development activities such as drilling, soil sampling, as well as potential project acquisition;

●Approximately C$6.12 million was used for technical studies and reports such as preliminary economic assessment, preliminary feasibility study, resource modelling and/or technical reports such as an S-K 1300 compliant report;

●Approximately $C15.8 million was used for corporate purposes such as salaries, office, public company fees, audit fees, director and officer insurance premium payments or other similar uses; and

●Approximately C$0.9 million was used for general corporate expenses.

Other than the changes in percentages for each of the 4 uses described above that were anticipated when filed the F-1 Registration Statement, there has not been any material change in the planned use of proceeds from the initial public offering as described in the prospectus filed with the SEC pursuant to Rule 424(b)(4) under the Securities Act dated November 18, 2021. As of the date of this Annual Report, all of the net proceed of the initial public offering have been expended.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to ensure that information required to be disclosed by us in reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. Disclosure controls include, without limitation, controls and procedures designed to ensure that information required to be disclosed under the Exchange Act is accumulated and communicated to management, including principal executive and financial officers, as appropriate, to allow timely decisions regarding required disclosure. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

Our management carried out an evaluation, under the supervision of our chief executive officer and interim chief financial officer, of the effectiveness of our disclosure controls and procedures as such term is defined under Rule 13a-15(e) promulgated under the Exchange Act as of June 30, 2024. Based on that evaluation, our management, including our chief executive officer and interim chief financial officer concluded that our disclosure controls and procedures were effective as of the end of the period covered by this Annual Report.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with U.S. GAAP and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of a company’s assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that a company’s receipts and expenditures are being made only in accordance with authorizations of a company’s management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of a company’s assets that could have a material effect on the consolidated financial statements.

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

Management evaluated the effectiveness of our internal control over financial reporting as of June 30, 2024. In making this evaluation, management used the framework established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). The COSO framework summarizes each of the components of a company’s internal control system, including the control environment, risk assessment, control activities, information and communication, and monitoring activities. Based on this evaluation, our management determined that our internal control over financial reporting was effective as of June 30, 2024.

Attestation Report of Independent Registered Public Accounting Firm

Not required.

Changes in Internal Controls over Financial Reporting

There were no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) that occurred during the year ended June 30, 2024 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

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

ITEM 16. [RESERVED]

ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT.

Our board of directors has determined that each of Brian Imrie, Shlomo Kievman and Kathleen Skerrett qualifies as an “Audit Committee Financial Expert” as such term is defined in Item 407(d) of Regulation S-K promulgated by the SEC and also meets Nasdaq’s financial sophistication requirements. Each of Brian Imrie, Shlomo Kievman and Kathleen Skerrett is an “independent director” as defined by the rules and regulations of Nasdaq.

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

ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES.

The following table represents aggregate fees billed to the Company for fiscal years ended June 30, 2024, 2023, and 2022 by DeVisser Gray LLP, the Company’s principal accounting firm.

Accountant Fees and Services	2024	2023	2022
	C$	C$	C$
Audit Fees	45,000	45,000	45,000
Audit Related Fees (F1 review)	9,500	9,500	9,500
Tax Fees		-	-
All Other Fees	8,000	8,000	8,000
	62,000	62,000	62,000

Audit Fees

The audit fees for the years ended June 30, 2024, 2023, and 2022, are C$45,000 (approximately US$33,333), C$45,000 (approximately US$33,988), and C$45,000 (approximately US$34,922) respectively, which were paid for professional services rendered for the audits of our consolidated financial statements.  Other fees of C$17,500 (approximately US$12,963), C$17,500 (approximately US$13,218), and C$17,500 (approximately USD$13,581) were paid for other services including half year reviews, consents, and assistance with review of documents filed with the SEC.

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

•We are currently following Canadian corporate governance practice in lieu of Nasdaq Rule 5620(a), which requires a company to hold an annual meeting of shareholders no later than one year after the end of its fiscal year.

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

•We are currently following Canadian corporate governance practice in lieu of Nasdaq Rule 5635(b), which requires shareholder approval prior to the issuance of securities when the issuance or potential issuance will result in a change of control of the Company.

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

●We are currently following Canadian corporate governance practice in lieu of Nasdaq Rule 5605(b)(2), which requires the Company’s independent directors to have regularly scheduled meetings at which only independent directors are present.

ITEM 16H.  MINE SAFETY DISCLOSURE.

Not applicable.

ITEM 16I.  DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS.

Not applicable.

ITEM 16J.  INSIDER TRADING POLICIES

The Company has adopted a written insider trading policy, or the Stock Trading Policy, that is reasonably designed to promote compliance with applicable insider trading laws, rules, and regulations, and any listing standards applicable to the Company. The Stock Trading Policy provides guidance to the directors, officers, employees, consultants, and contractors, including agents, of the Company (“Company Personnel”) and its subsidiaries with respect to stock trading and assists the Company Personnel in understanding their obligations and responsibilities under Canadian and United States securities laws and regulations, as applicable.

A copy of the Stock Trading Policy, as currently in effect, is filed as exhibit 11.2 to this Annual Report.

ITEM 16K.  CYBERSECURITY

Risk Management and Strategy

The Company uses a third-party information technology service provider to manage its information system, including cybersecurity risk assessment procedures to ensure effectiveness in cybersecurity management, strategy and governance, and reporting cybersecurity risks.

As of the date of this Annual Report, the Company has not experienced any material cybersecurity incidents or identified any material cybersecurity threats that have affected or are reasonably likely to materially affect the Company, including its business strategy, results of operations or financial condition.

Cybersecurity Governance

The Company’s Chief Financial Officer is responsible for assessing and managing material risks from cybersecurity threats. The Chief Financial Officer oversees the Company’s efforts to monitor the prevention, detection, mitigation, and remediation of cybersecurity incidents.

The Board has specific responsibility for overseeing cybersecurity risk management and evaluation and being informed on risks from cybersecurity threats. The Chief Financial Officer reports, with support of the third-party information technology service provider, to the Board on cybersecurity risk management matters as needed. Any material cybersecurity incidents would be reported to the Board by the CFO. In the case of a material cybersecurity incident, the Board is responsible for ensuring that the proposed action and disclosure of the incident is adequate and that measures are put in place to prevent further incidents.

PART III

ITEM 17.  FINANCIAL STATEMENTS

The Company has elected to provide financial statements pursuant to Item 18.

ITEM 18.  FINANCIAL STATEMENTS

Our audited Financial Statements are included as the “F” pages attached to this Annual Report.

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

1.5	Bylaws of Snow Lake Resources Ltd. (incorporated by reference to Exhibit 3.4 to Registration Statement on Form F-1 filed on March 26, 2021)
1.6*	Amended Bylaws of Snow Lake Resources Ltd.
2.1*	Description of Securities Pursuant to Section 12 of the Exchange Act as of June 30, 2024
4.1	Snow Lake Resources Ltd. Stock Option Plan dated May 1, 2019 (incorporated by reference to Exhibit 10.12 to Registration Statement on Form F-1 filed on March 26, 2021)
4.2	Form of Independent Director Agreement (incorporated by reference to Exhibit 10.2 to Form F-3 filed on June 1, 2023)
4.3	Form of Indemnity Agreement (incorporated by reference to Exhibit 10.3 to Form F-3 filed on June 1, 2023)
4.4	Snow Lake Resources Ltd. Amended and Restated Stock Option Plan adopted on October 26, 2021 (incorporated by reference to Exhibit 10.20 to Amendment No. 5 to Form F-1 filed on October 27, 2021)
4.5	Snow Lake Resources Ltd. Form of Stock Option Agreement (incorporated by reference to Exhibit 10.21 to Amendment No. 5 to Form F-1 filed on October 27, 2021)
4.6	Snow Lake Resources Ltd. Form of Note Conversion Agreement (incorporated by reference to Exhibit 10.22 to Amendment No. 6 to Form F-1 filed on November 4, 2021)
4.7	Consultant Agreement dated November 1, 2021 between Snow Lake Resources Ltd. and Surge Wealth Inc. (incorporated by reference to Exhibit 4.24 to Form 20-F filed on October 31, 2023)
4.8	Consultant Agreement dated November 1, 2021 between Snow Lake Resources Ltd. and Temple Global Asset Management LLC (incorporated by reference to Exhibit 4.25 to Form 20-F filed on October 31, 2023)
4.9	Form of Addendum to Consulting Services Agreement dated August 1, 2022 (incorporated by reference to Exhibit 4.26 to Form 20-F filed on October 31, 2023)
4.10	Snow Lake Resources Ltd. Amended and Restated Stock Option Plan adopted on September 7, 2022 (incorporated by reference to Exhibit 4.28 to Form 20-F filed on October 31, 2023)
4.11

Executive Employment Agreement between Snow Lake Resources Ltd. and Frank Wheatley dated July 14, 2023  (incorporated by reference to Exhibit 10.8 to Amendment No. 3 to Form F-3 filed on August 4, 2023)

4.12	ATM Sales Agreement, dated August 22, 2024, by and between Snow Lake Resources Ltd. and ThinkEquity LLC (incorporated by reference to Exhibit 1.1 to Form 6-K filed on August 22, 2024)

4.13

Mineral Property Option Agreement dated March 24, 2024 between Doctors Investment Group Ltd. and Global Uranium Acquisition Corp Pty Ltd (incorporated by reference to Exhibit 99.1 to Form 6-K filed on August 22, 2024)

4.14

Share Purchase Agreement dated May 8 2024 among Snow Lake Resources Ltd., Global Uranium Acquisition Corp Pty Ltd., and certain other parties (incorporated by reference to Exhibit 99.2 to Form 6-K filed on August 22, 2024)

4.15	Share Purchase Agreement dated July 31, 2024 among Snow Lake, OG, Engo Valley, NMIH and others (incorporated by reference to Exhibit 99.3 to Form 6-K filed on August 22, 2024)
4.16	Option Agreement dated January 29, 2024 between Acme Lithium Inc. and Snow Lake Resources Ltd. (incorporated by reference to Exhibit 99.4 to Form 6-K filed on August 22, 2024)
4.17*

Deed of Acknowledgment and Variation to Share Purchase Agreement between Critical Minerals Consulting Pty Limited, Nysha Investments Pty Ltd, FBG Consulting Corp, Summit Strategies LLC, Yarrawindi Holdings Pty Ltd, c/o Global Uranium Acquisition Corp Pty Ltd and Global Uranium Acquisition Corp Pty Ltd., and Snow Lake Resources Ltd. dated June 21, 2024

4.18*

Escrow Agreement by and among Snow Lake Resources Ltd., Nachal G Pty Ltd, Aaron Meckler, Joses Malakia Amakutuwa, Yehoshua Gestetner, Denis Hayes, Andrew Phillips and 10152300 Manitoba Ltd. dated July 31, 2024

4.19*	Amendment to ATM Sales Agreement, by and between Snow Lake Resources Ltd. and ThinkEquity LLC dated October 18, 2024
4.20*	Management Services Agreement between Branson Corporate Services Ltd. and Snow Lake Resources Ltd. dated June 6, 2022
4.21*	Amended Management Services Agreement between Branson Corporate Services Ltd. and Snow Lake Resources Ltd. dated November 1, 2022
4.22*	Second Amended Management Services Agreement between Branson Corporate Services Ltd. and Snow Lake Resources Ltd. dated October 1, 2024
4.23*	Form of Subscription Agreement for Flow-Through Common Shares, dated September 2023
4.24*	Consultant Agreement dated January 1, 2022 between Snow Lake Resources Ltd. and Brian Youngs
4.25*	Consultant Agreement dated February 1, 2023 between Snow Lake Resources Ltd. and Breakout Star Holdings Pty. Ltd.
8.1*	List of Subsidiaries of the Registrant
11.1	Code of Ethics and Business Conduct (incorporated by reference to Exhibit 14.1 to Registration Statement on Form F-1 filed on March 26, 2021)
11.2*	Stock Trading Policy
12.1*	Certification of the Chief Executive Officer (Principal Executive Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended
12.2*	Certification of the Chief Financial Officer (Principal Financial Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended
13.1**	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of De Visser Gray LLP
97*	Executive Officer Incentive Compensation Recovery Policy
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*Filed herewith.

**Furnished herewith.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing this Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SNOW LAKE RESOURCES LTD.

By:	/s/ Frank Wheatley	By:	/s/ Kyle Nazareth
Name:	Frank Wheatley	Name:	Kyle Nazareth
Title:	Chief Executive Officer (Principal Executive Officer)	Title:	Interim Chief Financial Officer (Principal Financial and Accounting Officer)
Date:	October 29, 2024	Date:	October 29, 2024

Snow Lake Resources Ltd.

Consolidated Financial Statements

For the Years Ended June 30, 2024, 2023 and 2022

(Expressed in Canadian Dollars)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Snow Lake Resources Ltd.,

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated financial statements of Snow Lake Resources Ltd. (the “Company”), which comprise the consolidated statements of financial position as at June 30, 2024 and 2023 and the consolidated statements of loss and comprehensive loss, changes in shareholders’ equity and cash flows for each of the years in the three year period ended June 30, 2024, and a summary of significant accounting policies and other explanatory information (collectively referred to as the “financial statements”).

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 2024 and 2023 and its financial performance and its cash flows for each of the years in the three-year period ended June 30, 2024, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has no current source of revenue, has incurred losses from inception, has a net capital deficiency and dependent upon its ability to secure new sources of financing that raise substantial doubt about the Company's ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

CHARTERED PROFESSIONAL ACCOUNTANTS

Vancouver, Canada

October 29, 2024

We have served as the Company’s auditor since 2019.

Snow Lake Resources Ltd.
Consolidated Statements of Financial Position
(Expressed in Canadian Dollars)

	As at June 30, 2024	As at June 30, 2023
	$	$
Assets
Current Assets
Cash	2,526,957	3,840,880
Sales tax receivable (Note 4)	40,694	181,197
Prepaids and deposits (Note 5)	706,634	883,872
Due from related party (Note 18)	-	10,287
Total Current Assets	3,274,285	4,916,236
Exploration and evaluation assets (Note 6)	26,612,758	21,442,032
Right-of-use assets (Note 7)	29,040	60,720
Total Assets	29,916,083	26,418,988
Liabilities
Current Liabilities
Accounts payable and accrued liabilities (Note 8)	689,944	1,024,134
Due to related parties (Note 18)	141,144	86,616
Lease liabilities – current portion (Note 9)	31,107	29,921
Derivative liabilities (Note 10)	305,025	1,922,246
Other liabilities (Note 11)	773,891	820,612
Total Current Liabilities	1,941,111	3,883,529
Lease liabilities (Note 9)	-	31,107
Flow-through share liability (Note 12)	2,477,517	-
Total Liabilities	4,418,628	3,914,636
Shareholders’ Equity
Share capital (Note 13)	50,127,974	40,570,773
Reserve for restricted share units (Note 14)	-	86,638
Reserve for share-based payments (Note 15)	1,917,719	6,477,565
Reserve for warrants (Note 16)	-	65,099
Accumulated deficit	(26,548,238)	(24,695,723)
Total Shareholders’ Equity	25,497,455	22,504,352
Total Liabilities and Shareholders’ Equity	29,916,083	26,418,988

Nature of operations and going concern (Note 1)
Commitments and contingencies (Notes 22)
Subsequent events (Note 6 and 23)

Approved on behalf of the Board of Directors:

“Brian Imrie” (signed)	“Nochum Labkowski” (signed)
Director	Director

The accompanying notes are an integral part of these consolidated financial statements

Snow Lake Resources Ltd.
Consolidated Statements of Loss and Comprehensive Loss
For the Years Ended June 30, 2024, 2023 and 2022
(Expressed in Canadian Dollars)

	2024	2023	2022
	$	$	$
Expenses
Professional fees (Note 10)	1,563,678	6,971,520	698,209
Consulting fees (Note 10)	937,410	858,517	220,890
Stock-based compensation (Notes 11, 14, 15 and 18)	953,845	2,630,249	8,035,506
Directors’ and officers’ consulting fees (Note 18)	915,768	3,840,915	687,585
Insurance expense	540,364	924,834	681,504
General and administrative expenses	380,746	518,824	129,415
Travel expenses	282,806	248,746	112,074
Transfer agent and regulatory fees	144,611	141,446	236,926
Research expenses	41,066	12,000	33,733
Depreciation on right-of-use assets (Note 7)	31,680	2,640	-
Bank fees and interest	7,097	13,577	9,343
Accretion expense (Note 9)	5,907	654	-
Interest on loan and debentures	77	1,193	167,873
Amortization of transaction costs	-	-	56,512
	(5,805,055)	(16,165,115)	(11,069,570)
Other Items
Loss on termination of Muskrat Dam Project (Note 6)	(4,652,894)	-	-
Gain (loss) on change in fair value of derivative liabilities (Note 10)	2,382,180	(246,460)	1,103,839
Gain (loss) on debt settlement	56,924	(157,502)	-
Premium on flow-through shares (Note 12)	1,159,632	-	-
Grant income	-	109,750	109,745
Interest income	438	-	-
Foreign exchange gain	7,857	996,382	409,532
	(1,045,863)	702,170	1,623,116
Net Loss and Comprehensive Loss	(6,850,918)	(15,462,945)	(9,446,454)
Weighted Average Number of Outstanding Shares
Basic and diluted (Note 17)	20,238,794	18,033,851	15,884,041
Net Loss per Share
Basic and diluted (Note 17)	(0.34)	(0.85)	(0.60)

The accompanying notes are an integral part of these consolidated financial statements

Snow Lake Resources Ltd.
Consolidated Statements of Changes in Shareholders’ Equity
For the Years Ended June 30, 2024, 2023 and 2022
(Expressed in Canadian Dollars)

	Number of Shares	Share Capital	Share-Based Payments Reserve	Restricted Share Units Reserve	Warrants Reserve	Accumulated Deficit	Total
	#	$	$	$	$	$	$
Balance, June 30, 2021	13,010,176	5,750,252	1,154,905	-	119,233	(2,271,524)	4,752,866
Issuance of share on IPO (Note 13)	3,680,000	34,988,520	-	-	-	-	34,988,520
Share issue costs (Note 13)	-	(4,233,129)	-	-	-	-	(4,233,129)
Issuance on conversion of debentures (Note 13)	751,163	857,399	-	-	5,895	-	863,294
Issuance of share on vesting of RSUs (Note 13 and 14)	240,000	1,950,645	-	(1,950,645)	-	-	-
Stock-based compensation (Note 1 and 15)	-	-	6,084,861	1,950,645	-	-	8,035,506
Cancellation of stock options (Note 15)	-	-	(1,172,443)	-	-	1,172,443	-
Exercise of warrants (Notes 13 and 16)	243,419	419,946	-	-	(54,833)	-	365,113
Net loss for the year	-	-	-	-	-	(9,446,454)	(9,446,454)
Balance, June 30, 2022	17,924,758	39,733,633	6,067,323	-	70,295	(10,545,535)	35,325,716

Issuance of debt settlement	240,000	800,366	-	-	-	-	800,366
Stock-based compensation (Note 15)	-	-	1,722,999	86,638	-	-	1,809,637
Cancellation of stock options (Note 15)	-	-	(1,312,757)	-	-	1,312,757	-
Exercise of warrants (Notes 13 and 16)	21,052	36,774	-	-	(5,196)	-	31,578
Net loss for the year	-	-	-	-	-	(15,462,945)	(15,462,945)
Balance, June 30, 2023	18,185,810	40,570,773	6,477,565	86,638	65,099	(24,695,723)	22,504,352

Issuance of shares on financing (Note 13)	2,133,979	7,707,292	-	-	-	-	7,707,292
Flow-through share liability (Notes 12 and 13)	-	(3,637,149)	-	-	-	-	(3,637,149)
Share issue costs (Notes 13)	-	(355,016)	-	-	-	-	(355,016)
Issuance of shares per agreements (Note 13)	3,886,276	3,934,189	-	-	-	-	3,934,189
Issuance of shares per option agreements (Note 13)	1,500,000	1,728,380	-	-	-	-	1,728,380
Shares issued on vested RSUs (Notes 13 and 14)	60,000	179,505	-	(179,505)	-	-	-
Stock-based compensation (Notes 14 and 15)	-	-	361,081	105,244	-	-	466,325
Cancellation of RSUs (Note 14)	-	-	-	(12,377)	-	12,377	-
Cancellation of stock options (Note 15)	-	-	(4,920,927)	-	-	4,920,927	-
Expiry of warrants (Note 16)	-	-	-	-	(65,099)	65,099	-
Net loss for the year	-	-	-	-	-	(6,850,918)	(6,850,918)
Balance, June 30, 2024	25,766,065	50,127,974	1,917,719	-	-	(26,548,238)	25,497,455

Snow Lake Resources Ltd.
Consolidated Statements of Cash Flows
For the Years Ended June 30, 2024, 2023 and 2022
(Expressed in Canadian Dollars)

	2024	2023	2022
	$	$	$
Operating Activities
Net loss for the year	(6,850,918)	(15,462,945)	(9,446,454)
Adjustments for non-cash items:
Depreciation on right-of-use assets (Note 7)	31,680	2,640	-
Issuance of warrants for claims settlement	-	979,294	-
Interest expenses and accretion (Note 9)	5,907	1,841	148,406
Amortization of transaction costs	-	-	56,512
Issuance of warrants for services (Note 10)	171,631	409,495	-
Loss on termination of Muskrat Dam Project (Note 6)	4,652,894	-	-
Loss (gain) on change in fair value of derivative liabilities (Note 10)	(2,382,180)	246,460	(1,103,839)
Issuance of shares per option agreements	92,443	-	-
Loss on debt settled through the issuance of shares (Note 13)	74,684	-	-
Issuance of shares-for-debt-settlement	-	157,502	-
Premium on flow-through shares (Note 12)	(1,159,632)	-	-
Stock-based compensation (Notes 11, 14, 15 and 18)	953,845	2,630,249	8,035,506
Foreign exchange loss (gain)	12,235	(812)	(14,000)
	(4,397,411)	(11,036,276)	(2,323,869)
Net change in non-cash working capital items:
Sales tax receivable	140,506	112,967	(283,520)
Prepaids and deposits	177,238	66,645	(864,177)
Due from related party	10,287	-	-
Accounts payable and accrued liabilities (Note 8)	272,526	581,531	552,249
Due to related parties	54,528	(23,658)	(179,655)
Cash Flows used in Operating Activities	(3,742,326)	(10,298,791)	(3,098,972)

Financing Activities
Proceeds from private placement financing (Note 13)	7,707,292	-	-
Proceeds from issuance of shares on IPO (Note 13)	-	-	34,988,520
Share issuance costs (Note 13)	(215,377)	-	(2,995,448)
Repayment on loan	-	(201,532)	193,636
Proceeds from exercise of warrants (Note 13)	-	31,578	365,114
Payment on redemption of restricted share units (Note 11)	(546,476)	-	-
Payments made on lease deposit	-	(18,367)	-
Lease payments (Note 9)	(35,828)	(2,986)	-
Cash Flows provided by (used in) Financing Activities	6,909,611	(191,307)	32,551,822

Investing Activities
Payments for exploration and evaluation assets	(4,481,208)	(9,461,430)	(5,979,286)
Cash Flows used in Investing Activities	(4,481,208)	(9,461,430)	(5,979,286)

Decrease	(1,313,923)	(19,951,528)	23,473,564
Cash, beginning of year	3,840,880	23,792,408	318,844
Cash, end of year	2,526,957	3,840,880	23,792,408

Supplemental Information
Exploration and evaluation assets in accounts payable	132,859	388,107	485,089
Fair value of agent’s warrants issued as share issue costs (Note 10)	139,639	-	-

The accompanying notes are an integral part of these consolidated financial statements

Snow Lake Resources Ltd.
Notes to the Consolidated Financial Statements
For the Years Ended June 30, 2024, 2023 and 2022
(Expressed in Canadian Dollars)

1. Nature of Operations and Going Concern

Snow Lake Resources Ltd., d/b/a Snow Lake Energy (“Snow Lake” or the “Company”) was incorporated in the Province of Manitoba, Canada under the Corporations Act (Manitoba) on May 25, 2018. The Company is a Canadian natural resource exploration company engaged in the exploration and development of mineral resources through its subsidiaries: Snow Lake Exploration Ltd., Snow Lake (Crowduck) Ltd., Global Uranium Acquisition Corp. PTY LTD., Snow Lake Exploration (US) Ltd., and Snow Lake Investments (US) Ltd. The corporate and registered office of the Company is 360 Main St, 30th Floor, Winnipeg, Manitoba, R3C 4G1, Canada.

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

For the year ended June 30, 2024, the Company incurred a net loss of $6,850,918 (2023 – $15,462,945; 2022 - $9,446,454) and negative cash flow from operations of $3,742,326 (2023 – $10,298,791; 2022 - $3,098,972), and as at June 30, 2024, the Company had an accumulated deficit of $26,548,238 (June 30, 2023 – $24,695,723; 2022 – $10,545,535). The Company has not yet placed any of its mineral properties into production and, as a result, the Company has no source of operating cash flow. The Company’s ability to continue as a going concern is dependent upon the Company achieving profitable operations to generate sufficient cash flows to fund continuing operations, or, in the absence of adequate cash flows from operations, obtaining additional financing to support operations for the foreseeable future. It is not possible to predict whether financing efforts will be successful or if the Company will attain profitable levels of operations. These conditions, and the unpredictability of the mining business, represent material uncertainties which may cast significant doubt upon the Company’s ability to continue as a going concern.

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

These consolidated financial statements were reviewed, approved and authorized for issuance by the Board of Directors (the “Board”) of the Company on October 29, 2024.

Snow Lake Resources Ltd.
Notes to the Consolidated Financial Statements
For the Years Ended June 30, 2024, 2023 and 2022
(Expressed in Canadian Dollars)

2. Basis of Presentation (continued)

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

Items for which actual results may differ materially from these estimates are described as follows:

Going concern

At each reporting period, management exercises judgment in assessing the Company’s ability to continue as a going concern by reviewing the Company’s performance, resources, and future obligations. The conclusion that the Company will be able to continue as a going concern is subject to critical judgments of management with respect to assumptions surrounding the short and long-term operating budgets, expected profitability, investment and financing activities and management’s strategic planning. The assumptions used in management’s going concern assessment are derived from actual operating results along with industry and market trends. Management believes there is sufficient capital to meet the Company’s business obligations for at least the next 12 months, after taking into account expected cash flows, including financing activities, and the Company's cash position at year-end.

Snow Lake Resources Ltd.
Notes to the Consolidated Financial Statements
For the Years Ended June 30, 2024, 2023 and 2022
(Expressed in Canadian Dollars)

2. Basis of Presentation (continued)

(e) Significant Accounting Judgments and Estimates (continued)

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

Snow Lake Resources Ltd.
Notes to the Consolidated Financial Statements
For the Years Ended June 30, 2024, 2023 and 2022
(Expressed in Canadian Dollars)

2. Basis of Presentation (continued)

(e) Significant Accounting Judgments and Estimates (continued)

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

3. Summary of Material Accounting Policies

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

Snow Lake Resources Ltd.
Notes to the Consolidated Financial Statements
For the Years Ended June 30, 2024, 2023 and 2022
(Expressed in Canadian Dollars)

3. Summary of Material Accounting Policies (continued)

(a) Current and Non-Current Classification (continued)

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

Snow Lake Resources Ltd.
Notes to the Consolidated Financial Statements
For the Years Ended June 30, 2024, 2023 and 2022
(Expressed in Canadian Dollars)

3. Summary of Material Accounting Policies (continued)

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

The Company’s financial assets include cash, other receivables excluding any sales tax amounts, and due from related party. The Company’s financial liabilities include its accounts payable, due to related parties, lease liabilities, derivative liabilities and other liabilities.

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

Snow Lake Resources Ltd.
Notes to the Consolidated Financial Statements
For the Years Ended June 30, 2024, 2023 and 2022
(Expressed in Canadian Dollars)

3. Summary of Material Accounting Policies (continued)

(d) Financial Instruments (continued)

When the financial asset is derecognized, the cumulative gain or loss recognized in OCI is reclassified from equity to profit or loss and presented in “other gains and losses”. Interest income from these financial assets is recognized using the effective interest rate method and presented in “interest income”. As at June 30, 2024 and 2023, the Company did not have any financial assets at FVTOCI.

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

Snow Lake Resources Ltd.
Notes to the Consolidated Financial Statements
For the Years Ended June 30, 2024, 2023 and 2022
(Expressed in Canadian Dollars)

3. Summary of Material Accounting Policies (continued)

(d) Financial Instruments (continued)

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

Snow Lake Resources Ltd.
Notes to the Consolidated Financial Statements
For the Years Ended June 30, 2024, 2023 and 2022
(Expressed in Canadian Dollars)

3. Summary of Material Accounting Policies (continued)

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

(g) Leased Assets

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

Snow Lake Resources Ltd.
Notes to the Consolidated Financial Statements
For the Years Ended June 30, 2024, 2023 and 2022
(Expressed in Canadian Dollars)

3. Summary of Material Accounting Policies (continued)

(h) Provisions (continued)

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

3. Summary of Material Accounting Policies (continued)

(k) Share-Based Payments Transactions

The Company operates a stock option plan (the “Option Plan”). Share-based payments to employees are measured at the fair value of the instruments issued and amortized over the vesting periods. Share-based payments to non-employees are measured at the fair value of goods or services received, or at the fair value of the equity instruments

Snow Lake Resources Ltd.
Notes to the Consolidated Financial Statements
For the Years Ended June 30, 2024, 2023 and 2022
(Expressed in Canadian Dollars)

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

Snow Lake Resources Ltd.
Notes to the Consolidated Financial Statements
For the Years Ended June 30, 2024, 2023 and 2022
(Expressed in Canadian Dollars)

3. Summary of Material Accounting Policies (continued)

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

Snow Lake Resources Ltd.
Notes to the Consolidated Financial Statements
For the Years Ended June 30, 2024, 2023 and 2022
(Expressed in Canadian Dollars)

3. Summary of Material Accounting Policies (continued)

(o) Foreign Currency Translation (continued)

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

5. Prepaid Expenses

	June 30, 2024	June 30, 2023	June 30, 2022
	$	$	$
Prepaid insurance	-	283,307	483,278
Advances made to suppliers and deposits	706,634	600,565	448,872
	706,634	883,872	932,150

6. Exploration and Evaluation Assets

The following summarizes the movement of the Company’s E&E assets for the years ended June 30, 2024, 2023 and 2022:

	June 30, 2024	June 30, 2023	June 30, 2022
	$	$	$
Balance, beginning of year	21,442,032	12,077,584	5,730,224
Exploration and evaluation expenditures	7,976,506	9,364,448	6,347,360
Disposal due to termination of Muskrat Dam Project	(2,805,780)	-	-
Balance, end of year	26,612,758	21,442,032	12,077,584

ACME Option Agreement

On January 29, 2024, the Company entered into an option agreement (the “ACME Option Agreement”) with ACME Lithium Inc. (“ACME”), pursuant to which ACME has granted the Company the option to earn up to a 90% undivided interest in the mineral claims held by ACME at its Manitoba lithium project areas, located in south eastern Manitoba,

Snow Lake Resources Ltd.
Notes to the Consolidated Financial Statements
For the Years Ended June 30, 2024, 2023 and 2022
(Expressed in Canadian Dollars)

Canada (the “Shatford Lake Project”), which is comprised of 37 mineral claims located over three project areas - Shatford Lake, Birse Lake, and Cat-Euclid Lake, totaling approximately 17,000 acres.

Pursuant to the ACME Option Agreement, the Company may exercise the option by paying a total of $800,000 and incurring a total of $1,800,000 in exploration and development (“E&D”) expenditures over a two-year period, as follows:

•Initial payment: Cash payment of $20,000 (paid);

•Upon execution: Cash payment of $130,000 (paid);

•First year: Cash payment of $150,000 and minimum E&D expenditures of $600,000; and

•Second year: Cash payment of $500,000 and minimum E&D expenditures of $1,200,000.

Once the Company has earned a 90% undivided interest in the Shatford Lake Project, and completed a positive feasibility study, a joint venture (the “Joint Venture”) between Snow Lake and ACME will be formed for further development, the detailed market standard terms and conditions of which will be agreed at the time of formation of the Joint Venture.

Muskrat Dam Option Agreement

On February 5, 2024, the Company entered into another option agreement (the “Muskrat Dam Option Agreement”) with a private Manitoba company (“Manco”) to acquire a 90% undivided interest in a group of mineral claims in the Muskrat Dam Lake area of Western Ontario, near Kenora and the border with Manitoba (the “Muskrat Dam Project”). Pursuant to the Muskrat Dam Option Agreement, Manco had granted the Company the option to earn up to a 90% undivided interest in the Muskrat Dam Project upon the following terms and conditions:

Snow Lake Resources Ltd.
Notes to the Consolidated Financial Statements
For the Years Ended June 30, 2024, 2023 and 2022
(Expressed in Canadian Dollars)

6. Exploration and Evaluation Assets (continued)

Pursuant to the Muskrat Dam Option Agreement, the Company paid $50,000, issued an aggregate of 500,000 common shares (Note 13), and granted 2,000,000 2024 Settlement Warrants (each a 2024 Settlement Warrant), whereby each 2024 Settlement Warrant is exercisable for a period of five years at an exercise price of USD $1.50 (see Note 10).

The option agreement was amended and terminated on June 28, 2024, and the Company issued an aggregate of 3,500,000 shares in consideration for the termination (see Note 13). The 2,000,000 2024 Settlement Warrants previously issued were cancelled (see Note 10). A loss on termination of the Muskrat Dam Option Agreement of $4,652,894 was recorded in the consolidated statements of loss and comprehensive loss, consisting of $3,415,591 related to the issuance of termination shares, $2,805,780 related to previously capitalized E&E assets that were written off, net of $1,568,557 related to the derecognition of the derivative liability associated with the cancelled 2024 Settlement Warrants.

Engo Valley Uranium Project

On February 20, 2024, the Company and a British Columbia company (the “Vendor”) entered into a binding letter of intent (the “LOI”) to acquire 100% of Engo Valley Pty Ltd. (“Engo Valley”), a private Australian company, pursuant to which Snow Lake will acquire up to 85% undivided indirect interest in Namibia Minerals and  Investment Holdings (Proprietary) Limited (the “Project Company”), a private Namibian company, which in turn is the sole registered and beneficial owner of 100% of the right, title and interest in the Exclusive Prospecting License - 5887 (the “License”) for the Engo Valley Uranium Project.

In July 2024, subsequent to year end, the Company entered into a share purchase agreement to acquire Engo Valley in two stages, as follows:

(a) First Stage Interest

Snow Lake acquired an initial 80% undivided interest in Engo Valley, which represents a 68% undivided indirect interest in the Project Company (the “First Stage Interest”), upon:

•payment to the Vendor of USD $250,000 in cash (paid);

•incurring exploration expenditures of a minimum of USD $200,000 (incurred); and

•allotting and issuing to the Vendor 2,024,496 common shares (issued subsequent to year end).

(b) Second Stage Interest

The Company will acquire an additional 20% undivided interest in Engo Valley, which represents a 17% undivided indirect interest in the Project Company by (the “Second Stage Interest”), for a total undivided indirect interest of 85% in the Project Company, upon:

•incurring additional exploration expenditures of a minimum of USD $800,000 on or before June 30, 2025, provided, that any expenditures we incurred in excess of the USD $200,000 minimum exploration expenditures in connection with our acquisition of the First Stage Interest will be credited against the expenditure commitment for the Second Stage Interest.

Snow Lake Resources Ltd.
Notes to the Consolidated Financial Statements
For the Years Ended June 30, 2024, 2023 and 2022
(Expressed in Canadian Dollars)

6. Exploration and Evaluation Assets (continued)

After the Company acquires the Second Stage Interest, the Company will be obligated to make the following payments to the Vendor, in the form of our common shares, upon the achievement of the following milestones:

i)Milestone Payment No. 1: In the event an SK-1300 compliant technical report determines there is a uranium mineral resource on the Engo Valley Uranium Project of a minimum of 10 million pounds with a minimum average grade of 250 parts per million, or ppm, U3O8, the Company will issue an aggregate of 1,030,927 common shares; and

ii)Milestone Payment No. 2: In the event an SK-1300 compliant technical report determines there is a uranium mineral resource on the Engo Valley Uranium Project of a minimum of 25 million pounds with a minimum average grade of 250 ppm U3O8, the Company will issue an aggregate of 1,030,927 common shares.

Black Lake Uranium Project

On May 8, 2024, Snow Lake entered into a share purchase agreement to acquire 100% of Global Uranium Acquisition Corp (Pty) Ltd ("Global Uranium"), a private Australian company, which in turn, has entered into a mineral property option agreement (the "Option Agreement") with Doctors Investment Group Ltd. ("Doctors"), a private British Columbia company, pursuant to which Global can earn a 100% interest in the Black Lake Uranium Project.

Snow Lake agreed to acquire Global Uranium in consideration of:

•payment of $50,000 in cash (paid);

•issuance of 1,000,000 common shares upon execution of the share purchase agreement (issued); and

•issuance of 1,000,000 common shares in the event that an SK-1300 compliant technical report determines that there is a uranium mineral resource on the Black Lake Uranium Project of a minimum of 10 million pounds U3O8 with a minimum average grade of 500 ppm U3O8 per tonne.

The acquisition was completed on June 21, 2024, and was accounted for as an asset acquisition as Global Uranium does not meet the definition of a business under IFRS 3. As Global Uranium had net assets of $nil on the date of acquisition, the full value of the consideration given up by the Company has been allocated to exploration and evaluation assets.

The Option Agreement provides that Global Uranium can earn a 100% interest in the Black Lake Uranium Project as follows:

a.Cash Payments by Global Uranium to Doctors of the following amounts:

i.$50,000 within 2 days of signing the Option Agreement (paid);

ii.$150,000 within 30 days of signing the Option Agreement (paid);

iii.$250,000 on or before the first anniversary of signing the Option Agreement;

iv.$350,000 on or before the second anniversary of signing the Option Agreement;

v.$400,000 on or before the third anniversary of signing the Option Agreement; and

vi.$600,000 on or before the fourth anniversary of signing the Option Agreement.

Snow Lake Resources Ltd.
Notes to the Consolidated Financial Statements
For the Years Ended June 30, 2024, 2023 and 2022
(Expressed in Canadian Dollars)

6. Exploration and Evaluation Assets (continued)

b.Exploration Expenditures – Global Uranium incurring the following exploration expenditures on the Black Lake Uranium Project:

i.$500,000 in exploration expenditures on or before the first anniversary of the signing of the Option Agreement;

ii.$500,000 in exploration expenditures on or before the second anniversary of the signing of the Option Agreement; and

iii.$1,000,000 in exploration expenditures on or before the third anniversary of the signing of the Option Agreement.

Global Uranium has the right under the Option Agreement to accelerate both cash payments and/or the exploration expenditures prescribed under the Option Agreement.

7. Right-of-Use Assets

Effective June 15, 2023, the Company entered into a lease agreement for mining equipment used in its E&E activities, for a term of two years. As at June 30, 2024, 2023 and 2022, the Company’s leased equipment classified as right-of-use (“ROU”) assets are as follows:

	June 30, 2024	June 30, 2023	June 30, 2022
	$	$	$
Cost, beginning of year	63,360	-	-
Additions for right-of-use assets	-	63,360	-
Balance, end of year	63,360	63,360	-

Accumulated Amortization, beginning of year	2,640	-	-
Depreciation	31,680	2,640	-
Accumulated Amortization, end of year	34,320	2,640	-

Net Book Value	29,040	60,720	-

8. Accounts Payable and Accrued Liabilities

	June 30, 2024	June 30, 2023	June 30, 2022
	$	$	$
Trade payables	470,172	722,376	568,065
Accrued liabilities	219,772	301,758	614,384
	689,944	1,024,134	1,182,449

Accounts payable of the Company are principally comprised of amounts outstanding for trade purchases incurred in the normal course of business.

Snow Lake Resources Ltd.
Notes to the Consolidated Financial Statements
For the Years Ended June 30, 2024, 2023 and 2022
(Expressed in Canadian Dollars)

9. Lease Liabilities

The movements and carrying amounts of the Company’s ROU assets under lease as per disclosed in Note 7, are summarized as follows:

$
Balance, June 30, 2022 and 2021	-
Additions of lease	63,360
Lease payments	(2,986)
Accretion on lease liabilities	654
Balance, June 30, 2023	61,028
Lease payments	(35,828)
Accretion on lease liabilities	5,907
Balance, June 30, 2024	31,107

$
Current	31,107
Non-current	-
31,107

10. Derivative Liabilities

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

IPO Finders’ Warrants

In connection with the IPO which closed on November 23, 2021, the Company issued 184,000 finders’ warrants (each a “Finders’ Warrants”) exercisable at USD $9.375 before November 19, 2026. The fair value of these Finders’ Warrants was estimated at $1,237,681 using the Black-Scholes valuation model (“Black-Scholes”) with the following assumptions: expected volatility of 100% based on comparable companies, expected dividend yield of 0%, risk-free interest rate of 1.58%, and an expected life of five years.

As at June 30, 2024, the derivative liability related to the Finders’ Warrants was measured at a fair value of $45,285 (2023 – $379,025; 2022 - $286,997) using Black-Scholes with the following assumptions: share price of USD $0.71, exercise price of USD $9.375, expected volatility of 129% based on comparable companies, expected dividend yield of 0%, risk-free interest rate of 4.02% and an estimated remaining life of 2.4 years.

During the year ended June 30, 2024, the Company recorded a fair value gain of $333,740 on the derivative liability related to the Finders’ Warrants (2023 – fair value loss of $92,028; 2022 – fair value gain of $950,684).

Snow Lake Resources Ltd.
Notes to the Consolidated Financial Statements
For the Years Ended June 30, 2024, 2023 and 2022
(Expressed in Canadian Dollars)

10. Derivative Liabilities (continued)

Incentive Warrants

On February 17, 2023, the Company issued 225,000 incentive warrants (each a “Incentive Warrant”) to a third-party pursuant to an engagement agreement between the parties, whereby each Incentive Warrant is exercisable for a period of two years at an exercise price of: (i) USD $3.00 for 75,000 Incentive Warrants; (ii) USD $4.00 for 75,000 Incentive Warrants; and (iii) USD $5.00 for 75,000 Incentive Warrants. On initial recognition, the fair value of these Incentive Warrants was estimated at $409,496 using Black-Scholes with the following assumptions: expected volatility of 148% based on comparable companies, expected dividend yield of 0%, risk-free interest rate of 4.15%, and an expected life of two years. The fair value of the Incentive Warrants was recorded as consulting fees on the consolidated statements of loss and comprehensive loss.

As at June 30, 2024, the derivative liability related to the Incentive Warrants was measured at a fair value of $11,754 (2023 – $401,544, 2022 - $nil) using Black-Scholes with the following assumptions: share price of USD $0.71, exercise price ranging from USD $3.00 to $5.00, expected volatility of 131% based on comparable companies, expected dividend yield of 0%, risk-free interest rate of 4.02% and an estimated remaining life of 0.64 years.

During the year ended June 30, 2024, the Company recorded a fair value gain of $389,790 (2023 – $7,952; 2022 - $nil) on the derivative liability related to the Incentive Warrants.

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

As at June 30, 2024, the derivative liability related to the Settlement Warrants was measured at a fair value of $191,860 (2023 – $1,141,677; 2022 - $nil) using Black-Scholes with the following assumptions: share price of USD $0.71, exercise price of USD $2.50, expected volatility of 135% based on comparable companies, expected dividend yield of 0%, risk-free interest rate of 4.02% and an estimated remaining life of 1.75 years.

During the year ended June 30, 2024, the Company recorded a fair value gain of $949,817 (2023 – fair value loss of $162,383; 2022 - $nil) on the derivative liability related to the Settlement Warrants.

Agents’ Warrants

On September 21, 2023, the Company issued 86,000 agents’ warrants (each an “Agents’ Warrant”) in connection to the flow-through financing (the “Offering”), whereby each Agents’ Warrant is exercisable for a period of five years at an exercise price of USD $2.67. On initial recognition, the fair value of these Agents’ Warrants was estimated at $139,639 using Black-Scholes with the following assumptions: expected volatility of 139% based on comparable companies, expected dividend yield of 0%, risk-free interest rate of 4.25%, and an expected life of five years. The fair value of the Agents’ Warrants was recorded as share issuance costs and netted against share capital on the consolidated statements of financial position.

Snow Lake Resources Ltd.
Notes to the Consolidated Financial Statements
For the Years Ended June 30, 2024, 2023 and 2022
(Expressed in Canadian Dollars)

10. Derivative Liabilities (continued)

As at June 30, 2024, the derivative liability related to the Agents’ Warrants was measured at a fair value of $55,179 (2023 - $nil; 2022 - $nil) using Black-Scholes with the following assumptions: share price of USD $0.71, exercise price of USD $2.67, expected volatility of 124% based on comparable companies, expected dividend yield of 0%, risk-free interest rate of 3.51% and an estimated remaining life of 4.23 years.

During the year ended June 30, 2024, the Company recorded a fair value gain of $84,460 on the derivative liability related to the Agents’ Warrants (2023 - $nil; 2022 - $nil).

Performance Warrants

On October 2, 2023, the Company issued 300,000 performance warrants (each a “Performance Warrant”) to a third-party pursuant to a marketing services agreement (the “Marketing Agreement”) between the parties, whereby each Performance Warrant is exercisable for a period of one year at an exercise price of: (i) USD $2.00 for 100,000 Performance Warrants; (ii) USD $2.50 for 100,000 Performance Warrants; and (iii) USD $3.00 for 100,000 Performance Warrants. On initial recognition, the fair value of these Performance Warrants was estimated at $171,631 using Black-Scholes with the following assumptions: expected volatility of 137% based on comparable companies, expected dividend yield of 0%, risk-free interest rate of 4.83%, and an expected life of one year. The fair value of the Performance Warrants was recorded as consulting fees on the consolidated statements of loss and comprehensive loss.

As at June 30, 2024, the derivative liability related to the Performance Warrants was measured at a fair value of $946 (2023 - $nil; 2022 - $nil) using Black-Scholes with the following assumptions: share price of USD $0.71, exercise price ranging from USD $2.00 to $3.00, expected volatility of 100% based on comparable companies, expected dividend yield of 0%, risk-free interest rate of 4.02% and an estimated remaining life of 0.26 years.

During the year ended June 30, 2024, the Company recorded a fair value gain of $170,685 on the derivative liability related to the Performance Warrants (2023 - $nil; 2022 - $nil).

2024 Settlement Warrants

On February 8, 2024, the Company issued 2,000,000 2024 Settlement Warrants pursuant to the Muskrat Dam Option Agreement, whereby each 2024 Settlement Warrant is exercisable for a period of five years at an exercise price of USD $1.50. On initial recognition, the fair value of these 2024 Settlement Warrants was estimated at $2,022,244 using Black-Scholes with the following assumptions: expected volatility of 138% based on comparable companies, expected dividend yield of 0%, risk-free interest rate of 3.66%, and an expected life of five years. The fair value of the 2024 Settlement Warrants was recorded as exploration and evaluation assets on the consolidated statements of financial position.

On June 28, 2024, the Muskrat Dam Option Agreement was terminated resulting in the cancellation of the 2024 Settlement Warrants. On June 28, 2024, the derivative liability was measured at a fair value of $1,568,557 using Black-Scholes with the following assumptions: share price of USD $0.71, exercise price of USD $1.50, expected volatility of 135% based on comparable companies, expected dividend yield of 0%, risk-free interest rate of 3.52% and an estimated remaining life of 4.61 years. The balance was written off against the loss on termination of the Muskrat Dam Option Agreement in the consolidated statements of loss and comprehensive.

During the year ended June 30, 2024, the Company recorded a fair value gain of $453,687 on the derivative liability related to the 2024 Settlement Warrant (2023 - $nil; 2022 - $nil).

Snow Lake Resources Ltd.
Notes to the Consolidated Financial Statements
For the Years Ended June 30, 2024, 2023 and 2022
(Expressed in Canadian Dollars)

10. Derivative Liabilities (continued)

The changes to the derivative liabilities are as follows:

$
Balance, June 30, 2021	409,913
Fair value changes of derivative liability – conversion feature	(153,155)
Fair value allocated on conversion of Debentures	(256,758)
Fair value of derivative liabilities on date of issuance	1,237,681
Fair value changes of derivative liability – Finders’ Warrants	(950,684)
Balance, June 30, 2022	286,997
Fair value of derivative liabilities on date of issuance	1,388,790
Fair value changes of derivative liability – Finders’ Warrants	92,028
Fair value changes of derivative liability – Incentive Warrants	(7,952)
Fair value changes of derivative liability – Settlement Warrants	162,383
Balance, June 30, 2023	1,922,246
Fair value of derivative liabilities on date of issuance	2,333,515
Fair value changes of derivative liability – Finders’ Warrants	(333,740)
Fair value changes of derivative liability – Incentive Warrants	(389,790)
Fair value changes of derivative liability – Settlement Warrants	(949,817)
Fair value changes of derivative liability – Agents’ Warrants	(84,460)
Fair value changes of derivative liability – Performance Warrants	(170,685)
Fair value changes of derivative liability – 2024 Settlement Warrants	(453,687)
Disposal of 2024 Settlement Warrants	(1,568,557)
Balance, June 30, 2024	305,025

11. Other Liabilities

On January 30, 2023, the Company granted 470,000 RSUs to various directors, of which 400,000 RSUs contained a put right option (the “Put Right Option”) where the directors can elect to settle in cash or in equity. These RSUs vest at various stages pending conditions of certain milestones. These RSUs with the Put Right Option are classified as other liabilities on the consolidated statements of financial position.

As at June 30, 2023, these RSUs were measured at a fair value of $820,612 based on a put right exercise price of USD $2.50 (the “Put Right Exercise Price”). During the year ended June 30, 2023, an amount of $285,045 was recorded as stock-based compensation in relation to vesting of these RSUs on the consolidated statements of loss and comprehensive loss.

As at August 9, 2023, 160,000 RSUs with the Put Right Option had met certain milestones required to vest. On September 26, 2023, the Company paid $534,240 (USD $400,000) to redeem these 160,000 RSUs at the Put Right Exercise Price. As at June 30, 2024, the remaining RSUs with the Put Right Option were measured at a fair value of $773,891. During the year ended June 30, 2024, stock-based compensation of $487,520 was recorded in connection to the vesting of these RSUs on the consolidated statements of loss and comprehensive loss (2023 - $820,612; 2022 - $nil).

Snow Lake Resources Ltd.
Notes to the Consolidated Financial Statements
For the Years Ended June 30, 2024, 2023 and 2022
(Expressed in Canadian Dollars)

12. Flow-Through Share Liability

Flow-through share liability includes the liability portion of the flow-through shares issued. The flow-through common shares issued in the Offering (defined hereafter) completed on September 21, 2023 were issued at a premium to the market price in recognition of the tax benefits accruing to subscribers. The flow-through premium was calculated to be $3,637,149 and will be derecognized through income as eligible expenditures are incurred. For the period from September 21, 2023, to June 30, 2024, the Company incurred eligible expenditures of $2,457,316, satisfying $1,159,632 of such premium. As at June 30, 2024, the flow-through share liability is carried at a balance of $2,477,517.

The following is a continuity schedule of the liability of the flow-through share liability:

$
Balance, June 30, 2023 and 2022	-
Liability incurred on issuance of flow-through shares	3,637,149
Settlement of flow-through share liability on incurred expenditures	(1,159,632)
Balance, June 30, 2024	2,477,517

13. Share Capital

Authorized share capital

The Company is authorized to issue an unlimited number of common shares without par value. Common shares issued and outstanding as at June 30, 2024, 2023 and 2022 are as follows:

	Number of common shares	Amount
	#	$
Balance, June 30, 2021	13,010,176	5,750,252
Shares issued on initial public offering	3,680,000	34,988,520
Share issue costs	-	(4,233,129)
Shares issued on conversion of debentures	751,163	857,399
Shares issued on vested RSUs	240,000	1,950,645
Shares issued from the exercise of warrants	243,419	419,946
Balance, June 30, 2022	17,924,758	39,733,633
Shares issued on debt settlement	240,000	800,366
Shares issued from the exercise of warrants	21,052	36,774
Balance, June 30, 2023	18,185,810	40,570,773
Shares issued on private placement financing	2,133,979	7,707,292
Flow-through premium	-	(3,637,149)
Share issue costs	-	(355,016)
Shares issued per agreements	3,886,276	3,934,189
Shares issued per option agreements	1,500,000	1,728,380
Shares issued on vested RSUs	60,000	179,505
Balance, June 30, 2024	25,766,065	50,127,974

Snow Lake Resources Ltd.
Notes to the Consolidated Financial Statements
For the Years Ended June 30, 2024, 2023 and 2022
(Expressed in Canadian Dollars)

13. Share Capital (continued)

Share capital transactions for the year ended June 30, 2022

a)On November 23, 2021, the Company completed the IPO through the issuance of 3,680,000 common shares, including 480,000 common shares issued under the underwriters’ over-allotment option, at a price of $9.51 (USD $7.50) per share for gross proceeds of $34,988,520 (USD $27,600,000). In connection with the IPO, the Company granted the underwriters 184,000 Finders’ Warrants with each Finders’ Warrant exercisable into one common share of the Company at the price of USD $9.375 until November 19, 2026. In addition, the Company paid total issuance costs of $2,995,448 comprised of (i) a cash commission of $2,624,139 to the underwriters, (ii) underwriters’ fees of $304,248, and (iii) other closing expenses of $67,061.

b)On November 23, 2021, the Company also issued 751,163 common shares for the conversion of all outstanding Debentures at a conversion price of $1.25 per common share. The total amount of $863,294 was transferred from derivative liabilities to share capital.

c)On January 9, 2022, the Company issued 240,000 common shares as a result of the vesting of RSUs. These common shares were valued at an amount of $1,950,645. See Note 14 for more details.

d)During the year ended June 30, 2022, 243,419 common shares were issued as a result of the exercise of Warrants for cash proceeds of $365,114.

Share capital transactions for the year ended June 30, 2023

e)On January 25, 2023, the Company issued 240,000 common shares with a fair value of $800,366 to settle a debt (the “Shares-for-Debt Settlement”) of USD $480,000 owed by a director to a third-party, in relation to services provided by the third-party related to the requisitioning of a shareholders’ meeting, which the Company had agreed to complete the settlement on behalf of the director. As a result of the Shares-for-Debt Settlement, the Company recorded a loss on settlement of $157,501 on the consolidated statements of loss and comprehensive loss.

f)During the year ended June 30, 2023, 21,052 common shares were also issued as a result of the exercise of Warrants for cash proceeds of $31,578.

Share capital transactions for the year ended June 30, 2024

g)On September 21, 2023, the Company closed its best-efforts flow-through financing through the issuance of 2,133,979 common shares at a price of $3.6117 (USD $2.67) per common share, for gross proceeds of $7,707,292 (USD $5,697,710) (the “Offering”). In connection with the Offering, the Company issued 86,000 Agents’ Warrants at USD $2.67 per share with an expiry of five years and paid fees and expenses to various agents in the amount of $215,377.

h)On September 21, 2023, the Company also issued 21,276 common shares to a third-party pursuant to a letter agreement between the parties. These common shares were valued at $40,457, based on the Company’s closing share price on the date of issuance, and the amount was recorded as consulting fees on the consolidated statements of loss and comprehensive loss.

i)On October 20, 2023, the Company issued 40,000 common shares to a third-party pursuant to a marketing agreement. These common shares were valued at $51,986, based on the Company’s closing share price on the date of issuance, and the amount was recorded as consulting fees on the consolidated statements of loss and comprehensive loss.

Snow Lake Resources Ltd.
Notes to the Consolidated Financial Statements
For the Years Ended June 30, 2024, 2023 and 2022
(Expressed in Canadian Dollars)

13. Share Capital (continued)

j)On February 8, 2024, the Company issued 500,000 common shares in connection with the Muskrat Dam Project option agreement. These common shares were valued at $733,615 based on the Company’s 30-day-volume-weighted-adjusted share price on the date of issuance.

k)On February 14, 2024, the Company issued 60,000 common shares upon the vesting of restricted share units valued at $179,505.

l)On February 20, 2024, the Company issued 325,000 common shares to 10152300 Manitoba LTD. pursuant to a debt settlement agreement for legal expenses between the parties. These common shares were valued at $426,155 based on the Company’s closing share price on the date of issuance.

m)On June 21, 2024, the Company issued 1,000,000 common shares pursuant to an agreement for the acquisition of the Black Lake Uranium Project. These common shares were valued at $994,765 based on the Company’s closing share price on the date of issuance.

n)On June 28, 2024, the Company issued 3,500,000 common shares in consideration for the amendment and termination of the Muskrat Dam Option Agreement. These common shares were valued at $3,415,591 based on the Company’s closing share price on the date of issuance.

14. Reserve for RSUs

On January 9, 2022, the Company granted 240,000 RSUs to a former officer, which vested immediately. The RSUs were settled and immediately converted into common shares. Stock-based compensation of $1,950,645 in connection with the vesting of these RSUs was recorded during the year ended June 30, 2022.

On January 30, 2023, the Company granted 470,000 RSUs to various directors. 70,000 of these RSUs vest on January 30, 2024. The grant date fair value attributable to these 70,000 RSUs was $209,422, of which $105,244 was recorded as stock-based compensation in connection with the vesting of these RSUs during the year ended June 30, 2024 (2023 - $86,638).

RSUs with the Put Right Option which vest at various stages pending conditions of certain milestones are classified under other liabilities on the consolidated statements of financial position (see Note 11 for details).

On July 17, 2023, the Company granted 200,000 RSUs to an officer. The RSUs will vest at various stages depending on the Company’s volume weighted average price exceeding certain thresholds. The grant date fair value attributable to these RSUs was $1,340,272. As no vesting conditions were met, no stock-based compensation was recorded on these RSUs during the year ended June 30, 2024.

On July 29, 2023, 10,000 RSUs were cancelled. As a result of this cancellation, an amount of $12,377 was reallocated from RSU reserve to accumulated deficit.

As at August 9, 2023, 160,000 RSUs with the Put Right Option had met certain milestones required to vest, and on September 26, 2023, the Company paid $534,240 (USD $400,000) to redeem these 160,000 RSUs (see Note 11 for details).

On February 14, 2024, 60,000 RSUs had met certain milestones required to vest and 60,000 common shares were issued for the redemption.

Snow Lake Resources Ltd.
Notes to the Consolidated Financial Statements
For the Years Ended June 30, 2024, 2023 and 2022
(Expressed in Canadian Dollars)

14. Reserve for RSUs (continued)

As at June 30, 2024, the Company had 440,000 RSUs outstanding (June 30, 2023 – 470,000 RSUs outstanding; June 30, 2022 - nil).

15. Reserve for Share-Based Payments

The Company maintains the Option Plan whereby certain key officers, directors and consultants may be granted stock options for common shares of the Company. The maximum number of common shares that are issuable under the Option Plan is limited to 2,406,732 common shares. Under the Option Plan, the exercise price of each option may not be lower than the greater of the closing price of the Company’s shares on the trading day prior to the grant date or the grant date itself, whichever is higher. Vesting of options is determined at the discretion of the Board. As at June 30, 2024, the Company had 1,598,961 common shares available for issuance under the Option Plan.

The following summarizes the stock option activity for the years ended June 30, 2024, 2023 and 2022:

	2024		2023			2022
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
	#	$	#	$	#	$
Opening Balance	1,462,407	7.53	1,620,489	7.23	820,000	2.50
Granted	250,000	USD 2.25	350,000	USD 2.50	1,269,386	USD 7.50
Cancelled	(854,636)	USD 7.50	(148,082)	USD 7.50	(168,897)	USD 7.50
Cancelled	(50,000)	USD 2.50	(360,000)	USD 2.50	(300,000)	2.50
Ending Balance	807,771	3.96	1,462,407	7.53	1,620,489	7.23
Exercisable	620,271	4.23	1,462,407	7.53	1,070,246	6.08

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

Snow Lake Resources Ltd.
Notes to the Consolidated Financial Statements
For the Years Ended June 30, 2024, 2023 and 2022
(Expressed in Canadian Dollars)

15. Reserve for Share-Based Payments (continued)

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

Option activities for the year ended June 30, 2024

On July 14, 2023, the Company granted 250,000 options to an officer. The options are exercisable at a price of USD $2.25 per common share for a period of three years. 25% of the options will vest six months from the grant date, 25% will vest 12 months from the grant date, with the remainder to vest 18 months from the grant date. The options were valued using Black-Scholes with the following assumptions: expected volatility of 150% based on comparable companies, expected dividend yield of 0%, risk-free interest rate of 4.30%, forfeiture rate of 20% and an expected life of three years. The grant date fair value attributable to these options was $447,577, of which $361,081 was recorded as stock-based compensation in connection with the vesting of these options during the year ended June 30, 2024.

On July 29, 2023, 854,636 options exercisable at USD $7.50 and 50,000 options exercisable at USD $2.50, respectively, were cancelled. As a result, an amount of $4,920,927 was reallocated from share-based payments reserve to accumulated deficit.

The following table summarizes information of stock options outstanding and exercisable as at June 30, 2024:

Date of expiry	Number of options outstanding	Number of options exercisable	Exercise price	Weighted average remaining contractual life
	#	#	$	Years
July 17, 2026	250,000	62,500	USD 2.25	2.04
November 18, 2026	97,771	97,771	USD 7.50	2.38
January 30, 2028	300,000	300,000	USD 2.50	3.58
May 24, 2029	160,000	160,000	2.50	4.90
	807,771	620,271	3.96	3.22

Snow Lake Resources Ltd.
Notes to the Consolidated Financial Statements
For the Years Ended June 30, 2024, 2023 and 2022
(Expressed in Canadian Dollars)

16. Reserve for Warrants

The following summarizes the warrants activity for the years ended June 30, 2024, 2023 and 2022:

	2024		2023			2022
	Number of warrants	Weighted average exercise price	Number of warrants	Weighted average exercise price	Number of warrants	Weighted average exercise price
	#	$	#	$	#	$
Opening Balance	1,525,054	4.00	821,106	3.93	880,525	1.55
Issuance of Finders’ Warrants	-	-	-	-	184,000	USD 9.375
Issuance of Agents’ Warrants	86,000	USD 2.67	-	-	-	-
Issuance of Incentive Warrants	-	-	75,000	USD 3.00	-	-
Issuance of Incentive Warrants	-	-	75,000	USD 4.00	-	-
Issuance of Incentive Warrants	-	-	75,000	USD 5.00	-	-
Issuance of Performance Warrants	100,000	USD 2.00	-	-	-	-
Issuance of Performance Warrants	100,000	USD 2.50	-	-	-	-
Issuance of Performance Warrants	100,000	USD 3.00	-	-	-	-
Issuance of Settlement Warrants	2,000,000	USD 1.50	500,000	USD 2.50	-	-
Exercised	-	-	(21,052)	1.50	(243,419)	1.50
Expired	(32,000)	1.25	-	-	-	-
Expired	(512,627)	1.50	-	-	-	-
Expired	(71,427)	2.25	-	-	-	-
Cancellation of Settlement Warrants	(2,000,000)	USD 1.50	-	-	-	-
Ending Balance	1,295,000	5.13	1,525,054	4.00	821,106	3.93

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

Warrant issuances for the year ended June 30, 2024

As part of the Offering which closed on September 21, 2023, the Company issued 86,000 Agents’ Warrants exercisable at USD $2.67 for a period of five years. As the Agents’ Warrants are denominated in USD, they are considered derivative liabilities hence classified as such (see Note 10 for details).

As part of the Marketing Agreement, the Company issued 300,000 Performance Warrants exercisable at USD $2.00, $2.50 and $3.00, respectively, for a period of one year. As the Performance Warrants are denominated in USD, they are considered derivative liabilities hence classified as such (see Note 10 for details).

Snow Lake Resources Ltd.
Notes to the Consolidated Financial Statements
For the Years Ended June 30, 2024, 2023 and 2022
(Expressed in Canadian Dollars)

16. Reserve for Warrants (continued)

On February 8, 2024, the Company issued 2,000,000 2024 Settlement Warrants pursuant to a property option agreement, exercise price of USD $1.50 for a period of 5 years. As the 2024 Settlement Warrants are denominated in USD, they are considered derivative liabilities hence classified as such (see Note 10 for details). On June 28, 2024, the 2024 Settlement Warrants were cancelled.

The following table summarizes information of warrants outstanding as at June 30, 2024:

Date of expiry	Number of warrants outstanding	Exercise price	Weighted average remaining contractual life
	#	$	Years
October 2, 2024	100,000	USD 2.00	0.26
October 2, 2024	100,000	USD 2.50	0.26
October 2, 2024	100,000	USD 3.00	0.26
February 17, 2025	75,000	USD 3.00	0.63
February 17, 2025	75,000	USD 4.00	0.63
February 17, 2025	75,000	USD 5.00	0.63
March 31, 2026	500,000	USD 2.50	1.75
November 19, 2026	184,000	USD 9.375	2.40
September 21, 2028	86,000	USD 2.67	4.23
	1,295,000	5.13	1.47

17. Basic and Diluted Loss per Share

The calculations of basic and diluted loss per share for the year ended June 30, 2024, were based on the net loss of $6,850,918 (2023 – net loss of $15,462,945; 2022 – net loss of $9,446,454) and the weighted average number of basic and diluted common shares outstanding of 20,238,794 (2023 – 18,033,851; 2022 – 15,884,041).

The details of the computation of basic and diluted loss per share are as follows:

	2024	2023	2022
	$	$	$
Net Loss for the year	(6,850,918)	(15,462,945)	(9,446,454)
	#	#	#
Basic weighted-average number of shares outstanding	20,238,794	18,033,851	15,884,041
Assumed conversion of dilutive stock options and warrants	-	-	-
Diluted weighted-average number of shares outstanding	20,238,794	18,033,851	15,884,041
	$	$	$
Basic and diluted loss per share	(0.34)	(0.85)	(0.60)

Snow Lake Resources Ltd.
Notes to the Consolidated Financial Statements
For the Years Ended June 30, 2024, 2023 and 2022
(Expressed in Canadian Dollars)

18. Related Party Transactions

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

The remuneration of directors and other members of key management personnel during the years ended June 30, 2024, 2023 and 2022 were as follows:

	2024	2023	2022
	$	$	$
Directors’ and officers’ consulting fees	877,362	951,347	687,585
Cash payment	-	334,738	-
Exploration and evaluation expenditures	134,764	415,325	220,765
Addendum payments	-	2,554,830	-
	1,012,126	4,256,240	908,350

Directors’ and officers’ consulting fees

During the year ended June 30, 2024, fees of $317,973 (2023 – $492,377; 2022 - $585,615) included in directors’ and officers’ consulting fees had been paid to companies controlled by officers of the Company.

Cash payment

During the year ended June 30, 2023, a payment of USD $250,000 ($334,738) (2022 - $nil) had been paid to a director of the Company.

Exploration and evaluation expenditures

During the year ended June 30, 2024, fees of $134,764 (2023 – $415,325, 2022 - $220,765) for services rendered by the Company’s VP of Exploration and its former VP of Resources Development, had been capitalized as E&E assets on the consolidated statements of financial position.

Addendum payments

On November 1, 2022, the Company purported to amend the consulting agreements with the entities controlled by the former Chief Executive Officer (“CEO”) and the former Chief Operating Officer (“COO”) of Snow Lake, with an addendum which amended the termination clause of their respective agreements. As a result of the addendum, the Company recorded fees of $1,672,988 (USD $1,224,040) and $881,842 (USD $648,020), respectively, which are included in directors’ and officers’ consulting fees during the year ended June 30, 2023.

On December 5, 2022, payout was made to the respective entities controlled by the former CEO and COO.

As of June 30, 2024, the Company has made a claim against these former officers (see Note 22 for more details).

Share-based compensation

During the year ended June 30, 2024, the Company had granted certain RSUs and options to various directors and officers. Total stock-based compensation of $953,845 (2023 – $2,422,516; 2022 - $8,035,506) was recorded in connection with the vesting of these securities.

Snow Lake Resources Ltd.
Notes to the Consolidated Financial Statements
For the Years Ended June 30, 2024, 2023 and 2022
(Expressed in Canadian Dollars)

18. Related Party Transactions (continued)

Other related party transactions

On January 25, 2023, the Company issued 240,000 common shares from the Shares-for-Debt Settlement. As a result of the Shares-for-Debt Settlement, the Company recorded a loss on settlement of $157,502 on the consolidated statements of loss and comprehensive loss for the year ended June 30, 2023.

As of August 9, 2023, 160,000 RSUs out of the 470,000 RSUs awarded on January 30, 2023 had met the milestones required to vest. On September 26, 2023, the Company paid $546,476 (USD $400,000) to redeem 160,000 of the vested RSUs at USD $2.50 each.

Related party balances

All related party balances, for services and business expense reimbursements rendered as at June 30, 2024, 2023 and 2022 are non-interest bearing and payable on demand, and are comprised of the following:

	June 30, 2024	June 30, 2023	June 30, 2022
	$	$	$
Payable to officers and directors	60,121	86,616	110,274
Payable (receivable) from Nova Minerals Ltd.	81,023	(10,287)	(10,287)
	141,144	76,329	99,987

During the year ended June 30, 2024, Nova Minerals Ltd. charged the Company an amount of $220,348 (2023 – $nil; 2022 - $nil) for reimbursable legal fees, which are recorded as professional fees on the consolidated statements of loss and comprehensive loss.

19. Income Taxes

The reconciliation of the combined Canadian federal and provincial statutory income tax rate of 27% (2023 and 2022 – 27%) to the effective tax rate is as follows:

	June 30, 2024	June 30, 2023	June 30, 2022
	$	$	$
Net loss before income tax	(6,850,918)	(15,462,945)	(9,446,454)
Combined federal and provincial statutory income tax rates	27%	27%	27%
Expected income tax recovery at statutory rates	1,849,748	4,174,995	2,550,543
Non-deductible differences	1,195,284	(225,472)	(1,102,753)
Flow through expenditures	(663,475)	-	-
True-up of prior year amounts	578,598	-	-
Change in unrecognized deductible temporary differences	(2,960,155)	(3,949,523)	(1,447,790)
Total income tax recovery	-	-	-

Snow Lake Resources Ltd.
Notes to the Consolidated Financial Statements
For the Years Ended June 30, 2024, 2023 and 2022
(Expressed in Canadian Dollars)

19. Income Taxes (continued)

Unrecognized deductible temporary differences

The income tax benefit of the following deductible temporary differences has not been recorded in these financial statements because of the uncertainty of their recovery:

	2024	2023	2022
	$	$	$
Non-capital losses carried forward	7,155,193	5,226,507	1,110,151
Exploration and evaluation assets	916,213	(100,081)	(100,058)
Other items	508,668	493,493	660,396
	8,580,074	5,619,919	1,670,489

Non-capital losses carried forward

The Company has non-capital tax losses available to reduce taxes in future years of approximately $26,500,000 (2023 – $19,357,000; 2022 - $4,112,000).  These losses have expiry dates between 2038 and 2044.

Tax attributes are subject to review, and potential adjustment, by tax authorities.

20. Capital Management

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

The Company is not subject to any capital requirements imposed by a lending institution or regulatory body, other than the flow-through obligations from the Offering.

21. Financial Risks

The Company is exposed to various risks as it relates to financial instruments. Management, in conjunction with the Board, mitigates these risks by assessing, monitoring and approving the Company’s risk management process. There have not been any changes in the nature of these risks or the process of managing these risks from the previous reporting periods.

Credit risk

Credit risk is the risk of loss associated with a counterparty’s inability to fulfill its payment obligations. The Company’s credit risk is primarily attributable to cash and due from related party, which expose the Company to credit risk should the borrower default on maturity of the instruments. Cash is held with reputable chartered bank in Canada, which is closely monitored by management. Management believes that the credit risk concentration with respect to financial instruments included in cash and due from related party is minimal.

Snow Lake Resources Ltd.
Notes to the Consolidated Financial Statements
For the Years Ended June 30, 2024, 2023 and 2022
(Expressed in Canadian Dollars)

21. Financial Risks (continued)

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

As at June 30, 2024, the Company had a cash balance of $2,526,957 (June 30, 2023 – $3,840,880; June 30, 2022 - $23,792,408) to settle current liabilities of $1,941,111 (June 30, 2023 – $3,883,529; June 30, 2022 - $1,780,877).

As at June 30, 2024, the Company had the following contractual obligations:

	Less than 1 year	1 to 3 years	3 to 5 years	Total
	$	$	$	$
Accounts payable and accrued liabilities	689,944	-	-	689,944
Due to related parties	141,144	-	-	141,144
Lease liabilities	31,107	-	-	31,107
Derivative liabilities	305,025	-	-	305,025
Other liabilities	773,891	-	-	773,891
Total	1,941,111	-	-	1,941,111

The Company manages liquidity risk by maintaining adequate cash reserves and by continuously monitoring forecasts and actual cash flows for a rolling period of 12 months to identify financial requirements. Where insufficient liquidity may exist, the Company may pursue various debt and equity instruments for short or long-term financing of its operations. Management believes there is sufficient capital to meet short-term business obligations, after taking into account cash flow requirements from operations and the Company’s cash position as at June 30, 2024.

Flow-through obligations

Pursuant to the terms of flow-through share agreements, the Company is also in the process of complying with its flow-through obligations to subscribers with respect to the Income Tax Act (Canada) requirements for flow-through shares. As of June 30, 2024, the Company had spent a total of $2,457,316 on eligible expenditures towards its flow-through obligations, with a remaining balance of $5,249,976 to be spent by December 31, 2024.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. As at June 30, 2024, the Company had no hedging agreements in place with respect to floating interest rates. Management believes that the interest rate risk concentration with respect to financial instruments is minimal.

Snow Lake Resources Ltd.
Notes to the Consolidated Financial Statements
For the Years Ended June 30, 2024, 2023 and 2022
(Expressed in Canadian Dollars)

21. Financial Risks (continued)

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

As at June 30, 2024 the Company’s financial instruments consisted of cash, due from related parties, accounts payable, due to related parties, lease liabilities, derivative liabilities and other liabilities.

The fair value of due from related party, accounts payable and due to related parties are approximately equal to their carrying value due to their short-term nature. The fair values of the lease liabilities approximate their carrying amounts as they were measured taking into consideration comparable instruments with similar risks in determining the rates at which to discount their amount in applying their respective measurement models.

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

•Level 3 – Inputs for the asset or liability that are not based on observable market data (unobservable inputs).

June 30, 2024	Level 1	Level 2	Level 3	Total
	$	$	$	$
Cash	2,526,957	-	-	2,526,957
Derivative liabilities	-	(305,025)	-	(305,025)
Other liabilities	-	(773,891)	-	(773,891)

As at June 30, 2024, the Company’s financial instruments carried at fair value consisted of its cash, which is classified as Level 1, and its derivative liabilities and other liabilities, which have been classified as Level 2. There were no transfers between Levels 2 and 3 for recurring fair value measurements during the years ended June 30, 2024, 2023 and 2022.

Snow Lake Resources Ltd.
Notes to the Consolidated Financial Statements
For the Years Ended June 30, 2024, 2023 and 2022
(Expressed in Canadian Dollars)

22. Contingencies

The Company’s E&E activities are subject to various laws and regulations governing the protection of the environment. These laws and regulations are continually changing and generally becoming more restrictive. As at June 30, 2024, the Company believes its operations are materially in compliance with all applicable laws and regulations. The Company expects to make future expenditures to comply with such laws and regulations.

As of June 30, 2024, Snow Lake has made a claim against certain former directors of the Company and their holding companies for, among other things, breach of fiduciary duty as a result of, amongst other matters, of those directors approving changes to the consulting agreements between the former CEO and COO and their holding companies, for termination payments of USD $1,392,000 (to USD $1,872,000) during a time where it was clear that a change of control of the Company was imminent and increased the range of instances where they would be eligible for those payments. The Company takes the position that the amendments are void and that the former CEO and COO were not entitled to any payments under their consulting agreements. Snow Lake seeks to recover the payments made to the former CEO and COO.

As of the date of approval of these consolidated financial statements, all defendants have now filed Statements of Defence. All defendants have made counterclaims seeking indemnification for legal fees incurred in responding to this claim in relation to directors’ indemnity agreements they have with the Company. The Company takes the position that the defendants are not eligible for indemnity payments as a result of their breaches of fiduciary duties. The next step will be for the Company to file its Replies and Defences to Counterclaims, and then proceed to discovery. As at June 30, 2024, as the outcome of the claims remains uncertain, the Company had not recognized any contingent assets on the consolidated statements of financial position.

On July 13, 2023, the Company also filed an application against its former Manitoba law firm seeking to assess for reasonableness certain invoices of the law firm rendered between May 2022 and January 2023, as well as the repayment of any fees paid to the law firm which the Court finds to be unreasonable. During the year ended June 30, 2024, the Company received an aggregate amount of $150,000, relating to compensation against applications filed against certain former legal counsels.

23. Subsequent Events

On August 7, 2024, the Company issued 2,024,496 common shares in connection with our acquisition of the First Stage Interest with respect to the Engo Valley Uranium Project.

On August 22, 2024, the Company entered into an ATM Sales Agreement, as amended on October 18, 2024, with ThinkEquity LLC (the “Agent”), as sales agent, pursuant to which the Company may offer and sell, from time to time through the Agent, up to US$2,900,000 of common shares of the Company. As of the date of these consolidated financial statements, the Company has sold 820,541 common shares for gross proceeds of USD $327,847.