Form 20-F
period 2025-06-30
Snow Lake Resources Ltd.
filed 2025-10-31
CIK 1769697

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark one)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2025

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

360 Main St., 30th Floor, Winnipeg, Manitoba R3C 4G1 Canada

(Address of principal executive offices)

Frank Wheatley
Chief Executive Officer

Tel: (204) 815-5806

Email: info@snowlakelithium.com

360 Main St., 30th Floor, Winnipeg, Manitoba R3C 4G1 Canada

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 8,748,167 Common Shares, no par value per share, as of June 30, 2025.

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

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

☒ Yes	☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer, “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act:

☐ Large accelerated filer	☐ Accelerated filer	☒ Non-accelerated filer
☒ Emerging growth company

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☐ U.S. GAAP	☒ International Financial Reporting Standards as issued by the International Accounting Standards Board	☐ Other

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17	☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes	☒ No

Annual Report on Form 20-F

Year Ended June 30, 2025

CERTAIN INFORMATION

As used in this Annual Report on Form 20-F (this “Annual Report”), unless otherwise indicated or the context otherwise requires, references to:

●	“we,” “Snow Lake,” “us,” “our,” “the Company,” or “our company” are to Snow Lake Resources Ltd. (d/b/a Snow Lake Energy), and, where appropriate, its consolidated subsidiaries;

●	“common shares” are to our common shares, no par value; and

●	“Nasdaq” are to the Nasdaq Capital Market.

In this Annual Report, references to “US$” or “U.S. dollars” are to the legal currency of the United States, and references to “C$” or “Canadian dollars” are to the legal currency of Canada.

Our reporting currency and functional currency is the Canadian dollar. Our financial statements are denominated in Canadian dollars and presented in Canadian dollars. Solely for the convenience of the reader, this Annual Report contains translations of certain Canadian dollar amounts into U.S. dollars at specified rates. Except as otherwise stated in this Annual Report, all translations from Canadian dollars to U.S. dollars are based on the daily average exchange rate on June 30, 2025 of C$1.3643 per US$1.00, as reported by the Bank of Canada. All references to the daily average exchange rate in this Annual Report are in reference to such rate as reported by the Bank of Canada. No representation is made that such Canadian dollar amounts referred to in this Annual Report could have been or could be converted into U.S. dollars at such rates or any other rates. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding.

The following table sets forth, for each of the periods indicated, the high, low and average exchange rates, and the exchange rate at the end of the period, for US$1.00 into the Canadian dollar equivalent, based on the indicative exchange rate as reported by the Bank of Canada:

Year Ended June 30,
	2025	2024	2023
High	C$1.4603	C$1.3875	C$1.3856
Low	C$1.3460	C$1.3128	C$1.2753
Average	C$1.3954	C$1.3551	C$1.3397
Rate at end of period	C$1.3643	C$1.3687	C$1.3240

On October 30, 2025, the daily average exchange rate for Canadian dollars in terms of U.S. dollars as reported by the Bank of Canada was C$0.7149 per US$1.00.

The audited consolidated financial statements and notes thereto as of and for fiscal years 2025, 2024 and 2023 included in this Annual Report have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. Our fiscal year end is June 30.

Share Consolidation or Reverse Stock Split

On May 2, 2025, we effected a one-for-thirteen (1-for-13) reverse stock split of our common shares, or the Reverse Stock Split, pursuant to which our shareholders received one issued and outstanding post-Reverse Stock Split common share in exchange for 13 outstanding pre-Reverse Stock Split common shares. Unless otherwise noted, all share and per share information and data in this Annual Report have been retroactively adjusted to reflect the Reverse Stock Split.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains forward-looking statements that are based on our management’s beliefs and assumptions and on information currently available to us. All statements other than statements of historical facts are forward-looking statements. The forward-looking statements are contained principally in, but not limited to, the sections entitled “Risk Factors,” “Information on the Company,” “Operating and Financial Review and Prospects,” and elsewhere in this Annual Report. These statements relate to future events or to our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Forward-looking statements include, but are not limited to, statements about:

●	our plans, goals and strategies;

●	expectations regarding revenue, expenses and operations;

●	expectations regarding demand for, and prices of, minerals;

●	our having sufficient working capital and being able to secure additional funding necessary for the continued exploration of our property interests;

●	expectations regarding the potential mineralization, geological merit and economic feasibility of our projects;

●	expectations regarding exploration results at any of our projects;

●	mineral exploration and development program cost estimates;

●	expectations regarding any environmental issues that may affect planned or future exploration and development programs and the potential impact of complying with existing and proposed environmental laws and regulations;

●	expectations regarding the benefits of acquisitions and other investments;

●	receipt and timing of exploration and development permits and other third-party approvals;

●	government regulation of mineral exploration and development operations;

●	expectations regarding any social or local community issues that may affect planned or future exploration and development programs; and

●	key personnel continuing their employment with us.

In some cases, you can identify forward-looking statements by terms such as “anticipate,” “believe,” “can,” “contemplate,” “continue,” “could,” “estimate, “expect,” “future,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “target,” “will” or “would” or the negative of these terms or other comparable terminology. These statements are only predictions. You should not place undue reliance on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which are, in some cases, beyond our control and which could materially affect results. Factors that may cause actual results to differ materially from current expectations include, among other things, those listed under the heading “Risk Factors” and elsewhere in this Annual Report. If one or more of these risks or uncertainties occur, or if our underlying assumptions prove to be incorrect, actual events or results may vary significantly from those implied or projected by the forward-looking statements. No forward-looking statement is a guarantee of future performance.

The forward-looking statements made in this Annual Report relate only to events or information as of the date on which the statements are made. We do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable laws.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

3.A. [Reserved]

3.B. Capitalization and Indebtedness

Not applicable.

3.C. Reasons for the Offer and Use of Proceeds

Not applicable.

3.D. Risk Factors

You should carefully consider all of the information in this Annual Report, including various changing regulatory, competitive, economic, political and social risks and conditions described below, before making an investment in our securities. One or more of a combination of these risks could materially impact our business, results of operations and financial condition. In any such case, the market price of our securities could decline, and you may lose all or part of your investment. The risks described below and elsewhere in this Annual Report are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations. Please also carefully read the section titled “Cautionary Statement Regarding Forward-Looking Statements.”

Our Risks and Challenges

Our prospects should be considered in light of the risks, uncertainties, expenses and difficulties frequently encountered by similar companies. Our ability to realize our business objectives and execute our strategies is subject to risks and uncertainties, including, among others, the following summary risk factors set forth in more detail below:

●	We have a limited operating history and have not yet generated any revenue.

●	All of our current mineral projects are now in the exploration stage and there can be no assurance that any exploration efforts will result in commercial development of mineral ore or deposits.

●	If we do not obtain additional financing, our business may be at risk or execution of our business plan may be delayed.

●	We have no history of mineral production.

●	We may not achieve exploration success on our mineral resource projects.

●	We have no history of uranium extraction and sales. Our ability to generate revenue is subject to a number of factors, any one of which may adversely affect our financial condition and operating results.

●	Fluctuations in the price of uranium and alternate sources of energy could have an adverse effect on our uranium projects and our securities.

●	The uranium industry is subject to numerous stringent laws, regulations and standards, including environmental protection laws and regulations. If any changes occur that would make these laws, regulations and standards more stringent, it may require capital outlays in excess of those anticipated or cause substantial delays, which would have a material adverse effect on our operations.

●	Mineral exploration and development are subject to extraordinary operating risks. We currently do not insure against these risks. In the event of a cave-in or similar occurrence, our liability may exceed our resources, which could have an adverse impact on us.

●	We may not be able to obtain or renew licenses or permits that are necessary to our operations.

●	Mineral resources or reserves may be significantly lower than expected.

●	Our financial statements have been prepared on a going concern basis and our financial status creates a doubt whether we will continue as a going concern.

●	Some of our projects may face indigenous land claims.

●	Volatility in prices and demand may require us to abandon, reduce or delay certain projects.

●	There can be no guarantee that our interests in our mineral resource projects are free from any title defects.

●	Failure to comply with federal, provincial, state and/or local laws and regulations could adversely affect our business.

●	Failure to comply with environmental regulation could adversely affect our business.

●	We may not be able to maintain a listing of our common shares on Nasdaq.

●	There is a risk that we will be a passive foreign investment company for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. investors in our securities.

Risks Related to Our Business and Industry

Risks and uncertainties related to our business and industry include, but are not limited to, the following:

We have a limited operating history and have not yet generated any revenue.

We were formed in May 2018 and we have not yet begun commercial production. Our limited operating history makes evaluating our business and future prospects difficult and may increase the risk of your investment. To date, we have not generated any revenue. We have incurred significant losses since our inception. For the years ended June 30, 2025 and 2024, we incurred net losses of C$16.0 million (approximately US$11.7 million) and C$6.9 million (approximately US$5.0 million, based on the daily average exchange rate on June 28, 2024), respectively. As of June 30, 2025, we had an accumulated deficit of C$42.5 million (approximately US$31.2 million). We expect to continue to incur significant expenses and operating losses for the foreseeable future as we continue to conduct exploration and development activities on our mineral resource projects.

All of our current projects are at the exploration stage, and are subject to the substantial risks and uncertainties discussed in this “Risk Factors” section and elsewhere in this Annual Report. There is no guarantee that any exploration efforts with respect to such projects will result in commercial production or that we will ever become profitable. Our failure to achieve or sustain profitability could negatively impact the value of our securities and have a material adverse effect on our prospects.

All of our current mineral projects are now in the exploration stage and there can be no assurance that any exploration efforts will result in commercial development of mineral ore or deposits.

All of our current mineral projects are at the exploration stage and there is no guarantee that any exploration efforts will result in commercial production of mineral ore or deposits.

The exploration for mineral deposits involves significant risks which even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties which are explored are ultimately developed into producing mines. Major expenses may be required to locate and establish proven mineral reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that any planned exploration programs or any future development programs will result in a profitable commercial mining operation. There is no assurance that our mineral exploration activities will result in any discoveries of commercial quantities of ore or deposits. There is also no assurance that, even if commercial quantities of ore or deposits are discovered, a mineral property will be brought into commercial production. Whether a mineral deposit will be commercially viable depends on a number of factors, including, but not limited to: the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices which are highly cyclical; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted. Our long-term profitability will be, in part, directly related to the cost and success of our exploration programs and any subsequent development programs.

If we do not obtain additional financing, our business may be at risk or execution of our business plan may be delayed.

We have limited assets upon which to continue operations. As of June 30, 2025, we had cash of C$17.8 million (approximately US$13.0 million). Additional funding will be needed to implement our business plans that includes various expenses such as continuing our exploration and development programs, legal, general and administrative, marketing, employee salaries and other related expenses. Obtaining additional funding will be subject to various factors, including general market conditions, investor acceptance of our business plans and ongoing results from our exploration efforts. These financings, if obtained, could result in substantial dilution to the holders of our common shares, or require contractual or other restrictions on our operations or on alternatives that may be available to us. If we raise additional funds by issuing debt securities, these debt securities could impose significant restrictions on our operations. Any such required financing may not be available in amounts or on terms acceptable to us, and the failure to procure such required financing could have a material and adverse effect on our business, financial condition and results of operations, or threaten our ability to continue as a going concern.

If we are unable to raise adequate funds, we may have to delay, reduce the scope of or eliminate some or all of our planned exploration and development programs. If we do not have, or are not able to obtain, sufficient funds, we may be required to delay further exploration or development. We also may have to reduce the resources devoted to exploration and development efforts or cease operations. Any of these factors could harm our business.

We have no history of mineral production.

We are an exploration stage company and we have no history of mining mineral products. As such, any future revenues and profits are uncertain. There can be no assurance that any of our projects will be successfully placed into production, produce minerals in commercial quantities or otherwise generate operating earnings. Advancing projects from the exploration stage into development and commercial production requires significant capital and time and will be subject to further technical studies, permitting requirements and construction of mines, processing plants, roads and related works and infrastructure. We will continue to incur losses until mining-related operations successfully reach commercial production levels and generate sufficient revenue to fund continuing operations. There is no certainty that we will generate revenue from any source, operate profitably or provide a return on investment in the future.

We may not achieve exploration success on our mineral resource projects.

Exploration for mineral resources is highly speculative, and few properties that are explored are ultimately developed into producing mines. Our mineral resource projects are subject to all of the risks and uncertainties inherent in mineral resource exploration and development activities, including, without limitation: commodity price fluctuations, general economic, market and business conditions; regulatory processes and actions; failure to obtain necessary permits and approvals; technical challenges; new legislation; ability to raise further capital; competitive and general economic factors and conditions; uncertainties resulting from potential delays or changes in plans; occurrence of unexpected events; and, management’s capacity to execute and implement its future plans. There can be no assurance that we will be successful in overcoming these risks, and we may not achieve exploration success on any of our projects.

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

We have no history of uranium extraction and sales. Our ability to generate revenue is subject to a number of factors, any one of which may adversely affect our financial condition and operating results.

We have no history of uranium extraction and generating revenue. If we are unable to directly develop existing uranium projects, such as the Pine Ridge Uranium Project (as defined herein), into uranium mines from which we can commence uranium extraction, it will negatively impact our ability to generate revenues. Any one or more of these occurrences may adversely affect our financial condition and operating results.

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

In addition, nuclear energy competes with other sources of energy like oil, natural gas, coal and hydroelectricity. These sources are somewhat interchangeable with nuclear energy, particularly over the longer term. If lower prices of oil, natural gas, coal and hydroelectricity are sustained over time, it may result in lower demand for uranium and uranium conversion services, which, among other things, could lead to lower uranium prices. Growth of the uranium and nuclear power industry will also depend on continuing and growing public support for nuclear technology to generate electricity. Unique political, technological and environmental factors affect the nuclear industry, exposing it to the risk of public opinion, which could have a negative effect on the demand for nuclear power and increase the regulation of the nuclear power industry. An accident at a nuclear reactor anywhere in the world could affect acceptance of nuclear energy and the future prospects for nuclear generation.

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

The international uranium industry, including the supply of uranium, is relatively small, competitive and heavily regulated. Worldwide demand for uranium is directly tied to the demand for electricity produced by the nuclear power industry, which is also subject to extensive government regulation and policies. In addition, the international marketing and trade of uranium is subject to political changes in governmental policies, regulatory requirements and international trade restrictions (including trade agreements, customs, duties and/or taxes and political sanctions). International agreements, governmental policies and trade restrictions are beyond our control. Changes in regulatory requirements, customs, duties or taxes may affect the availability of uranium, which could have a material adverse effect on our business and financial condition.

The uranium industry is subject to numerous stringent laws, regulations and standards, including environmental protection laws and regulations. If any changes occur that would make these laws, regulations and standards more stringent, it may require capital outlays in excess of those anticipated or cause substantial delays, which would have a material adverse effect on our operations.

Uranium exploration and pre-extraction programs and mining activities are subject to numerous stringent laws, regulations and standards at the international, federal, provincial, state and local levels governing permitting, pre-extraction, extraction, exports, taxes, labor standards, occupational health, waste disposal, protection and reclamation of the environment, protection of endangered and protected species, mine safety, hazardous substances and other matters. Our compliance with these requirements requires significant financial and personnel resources.

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

Uranium exploration, development, pre-extraction programs and mining activities are also subject to stringent environmental protection laws and regulations at the international, federal, provincial, state and local levels. These laws and regulations include permitting and reclamation requirements, and regulate emissions, water storage and discharges and disposal of hazardous wastes. Uranium mining activities are also subject to laws and regulations which seek to maintain health and safety standards by regulating the design and use of mining methods. Various permits from governmental and regulatory bodies are required for mining to commence or continue, and no assurance can be provided that required permits will be received at all or in a timely manner.

Furthermore, the aforementioned laws and regulations may become more stringent in the future, and compliance with such changes may require capital outlays in excess of those anticipated or cause substantial delays, which would have a material adverse effect on our operations. Regulatory and environmental standards may also change over time to address global climate change, which could further increase these costs.

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

A nuclear incident occurred in Japan in March 2011 which had significant and adverse effects on both the nuclear and uranium industries. If another nuclear incident were to occur, it may have further adverse effects for both industries. Public opinion of nuclear power as a source of electricity generation may be adversely affected, which may cause governments of certain countries to further increase regulation for the nuclear industry, reduce or abandon current reliance on nuclear power or reduce or abandon existing plans for nuclear power expansion. Any one of these occurrences has the potential to reduce current and/or future demand for nuclear power, resulting in lower demand for uranium and lower market prices for uranium, adversely affecting our operations and prospects. Furthermore, the growth of the nuclear and uranium industries is dependent on continuing and growing public support of nuclear power as a viable source of electricity generation.

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

Exploration, development and mining operations generally involve a degree of risk. Our operations are subject to all of the hazards and risks normally encountered in the exploration, development and production of uranium and other critical minerals, including, without limitation, unusual and unexpected geologic formations, seismic activity, rock bursts, cave-ins, flooding and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, personal injury or loss of life and damage to property and environmental damage, all of which may result in legal liability. Although we expect that adequate precautions to minimize risks will be taken, mining operations are subject to hazards such as fire, rock falls, geo-mechanical issues, equipment failure or failure of retaining dams around tailings disposal areas which may result in environmental pollution and consequent liability. The occurrence of any of these events could result in a prolonged interruption of our operations that would have a material adverse effect on our business, financial condition, results of operations and prospects.

The exploration for and development of mineral deposits involves significant risks, which even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of a mineral deposit may result in substantial rewards, few properties that are explored are ultimately developed into producing mines. Major expenses may be required to locate and establish mineral resources and reserves, to develop metallurgical processes and to construct mining and processing facilities and infrastructure at a particular site. It is impossible to ensure that exploration or development programs will result in a profitable commercial mining operation. Whether a mineral deposit will be commercially viable depends on a number of factors, including, but not limited to: the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices that are highly cyclical; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in our not receiving an adequate return on invested capital. There is no certainty that the expenditures made towards the search and evaluation of mineral deposits will result in the discovery of mineral resources or the development of commercial quantities of mineral reserves.

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

Our future success will largely depend upon our ability to successfully explore, develop and manage our projects. In particular, our success is dependent upon management’s ability to implement our strategy, to develop our projects and to maintain ongoing production from the mines that are developed.

Development of any, some or all of our projects could be delayed, experience interruptions, incur increased costs or be unable to be completed due to a number of factors, including but not limited to:

●	changes in the regulatory environment including environmental compliance requirements;

●	non-performance by third party consultants, vendors, joint venture partners, and contractors;

●	inability to attract and retain a sufficient number of qualified workers;

●	unforeseen escalation in anticipated costs of exploration and development, or delays in construction, or adverse currency movements resulting in insufficient funds being available to complete planned exploration and development;

●	increases in extraction costs including energy, material and labor costs;

●	changes in the supply of, demand for, and prices of, uranium or other critical minerals;

●	unavailability, shortages or delays in obtaining critical mining and processing equipment and other exploration services;

●	catastrophic events such as fires, storms or explosions;

●	the breakdown or failure of equipment or processes;

●	construction, procurement and/or performance of the processing plant and ancillary operations falling below expected levels of output or efficiency;

●	civil unrest in and/or around the mine site and supply routes, which would adversely affect the community support of our operations;

●	changes to anticipated levels of taxes and imposed royalties; and/or

●	a material and prolonged deterioration in market conditions, resulting in material price erosion.

It is not uncommon for new mining developments to experience these factors during their exploration or development stages or during construction, commissioning and production start-up, or for such projects to fail as a result of one or more of these factors occurring to a material extent. There can be no assurance that we will complete the various stages of exploration and development necessary in order to achieve our strategy in the timeframe pre-determined by us or at all. Any of these factors may have a material adverse effect on our business, results of operations and activities, financial condition and prospects.

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

Commencement of mining can also reveal mineralization or geologic formations, including higher than expected content of other minerals that can be difficult to separate from desired metals, which can result in unexpectedly low recovery rates.

Such occurrences could cause damage to, or destruction of properties, personal injury or death, environmental damage, pollution, delays, increased production costs, monetary losses and legal liabilities. Moreover, these factors may result in a mineral deposit which has been mined profitably in the past to become unprofitable. The foregoing are also applicable to sites not yet in production and to expanded operations. Successful mining operations will be reliant upon the availability of processing and refining facilities and secure transportation infrastructure at a rate over which we may have limited or no control. Any liabilities that we incur for these risks and hazards could be significant and the costs of rectifying the hazard may exceed our asset value.

Infrastructure required to carry on our business may be affected by unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure.

Exploitation of our projects will depend to a significant degree on adequate infrastructure. In the course of developing our operations, assuming our exploration efforts will be successful, we may need to construct and support the construction of infrastructure, which may include permanent gas pipelines, water supplies, power, transport and logistics services which affect capital and operating costs. Unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure or any failure or unavailability in such infrastructure could materially adversely affect our operations, financial condition and results of operations.

We may not be able to obtain or renew licenses or permits that are necessary to our operations.

In the ordinary course of business, we will be required to obtain and renew governmental licenses or permits for exploration, development, construction and commencement of mining at our projects. Obtaining or renewing the necessary governmental licenses or permits is a complex and time-consuming process involving public hearings and costly undertakings. The duration and success of our efforts to obtain and renew licenses or permits are contingent upon many variables not within our control, including the interpretation of applicable requirements implemented by the licensing and/or permitting authorities. We may not be able to obtain or renew licenses or permits that are necessary to our operations, including, without limitation, an exploitation or mining license, or the cost to obtain or renew a license or permit may exceed what we believe we can recover from a specific project. Any unexpected delays or costs associated with the licensing or permitting process could delay the development or impede the operation of a mine, which could adversely impact our operations and profitability.

Mineral resources or reserves may be significantly lower than expected.

We are in the exploration stage and our planned principal operations have not commenced. There is currently no commercial production on any of our projects. In the course of our exploration efforts, we may, in the future, provide estimates of mineral resources and reserves. Estimates of mineral resources and reserves are inherently uncertain and are based on limited sampling, geological interpretations, and a number of assumptions relating to geological, technical, and economic parameters. As a result, actual mineralization or grades encountered, and the economic viability of mining a deposit, may differ materially from any estimates. There can be no assurance that any mineral resource or reserve estimates we disclose will be accurate or that any tonnages, grades or recoveries we anticipate will be realized.

In addition, fluctuations in commodity prices, changes in cut-off grades, recovery rates, operating costs, or metallurgical and mining factors may render certain mineral resources or reserves uneconomic. As further drilling or analysis is conducted, or as market conditions change, resource and reserve estimates may require revision. Such revisions could result in lower estimates of mineral resources or reserves, which may materially affect the economic feasibility of the applicable project and could lead to asset write-downs or the cessation of operations.

Any subsequent material reduction in any estimated mineral resources or reserves we provide could adversely affect our business, financial condition, and results of operations and could result in decreased investor confidence in our disclosures and valuation.

Our financial statements have been prepared on a going concern basis and our financial status creates a doubt whether we will continue as a going concern.

Our financial statements have been prepared on a going concern basis under which an entity is considered to be able to realize its assets and satisfy its liabilities in the ordinary course of operations. Our future operations are dependent upon the identification and successful completion of equity or debt financing and the achievement of profitable operations at an indeterminate time in the future. There can be no assurances that we will be successful in completing an equity or debt financing or in achieving or maintaining profitability. Our financial statements included in this Annual Report do not give effect to any adjustments relating to the carrying values of assets and liabilities and reported revenues and expenses, and classifications of statements of financial position that would be necessary if we were unable to realize our assets and settle our liabilities as a going concern in the normal course of operations.

Some of our projects may face indigenous land claims.

Some of our projects may be the subject of indigenous land claims. The legal nature of land claims is a matter of considerable complexity. The impact of any such claim on our ownership interest in the affected projects cannot be predicted with any degree of certainty and no assurance can be given that a broad recognition of indigenous rights in the area in which such projects are located, by way of a negotiated settlement or judicial pronouncement, would not have an adverse effect on our operations. Even in the absence of such recognition, we may at some point be required to negotiate with, and seek the approval of holders of, such interests, and potentially provide compensation, in order to facilitate exploration and development work on the affected projects. There is no assurance that we will be able to establish a practical working relationship with the indigenous groups in the area which would allow us to ultimately develop any such affected projects.

Volatility in prices and demand may require us to abandon, reduce or delay certain projects.

Previously, our sole material property was our Snow Lake Lithium™ Project , a lithium project. Due to depression in the lithium market and weak demand for lithium, we pivoted away from such project. We cannot assure you that similar or other circumstances will not force us to abandon, reduce or delay any of our current or future projects. Our business is significantly affected by fluctuations in the prices and demand for the minerals we intend to produce. Mineral prices are influenced by numerous factors beyond our control, including global economic conditions (including market expectations for inflation and interest rates), the pace of nuclear energy deployment, geopolitical events, technological developments, government policies on energy transition and resource security, global supply and demand dynamics, currency exchange rate fluctuations, and actions taken by major producing or consuming nations.

Sustained periods of low prices or weakened demand may result in lower returns on investment, and the deferral or cancellation of capital expenditures and exploration activities. Even temporary price volatility can disrupt project planning and financing activities, leading us to reassess or delay exploration, development, or expansion initiatives. In some circumstances, we may determine that certain projects are no longer economically viable and may be required to write down related assets or abandon the projects entirely.

Conversely, prolonged periods of high prices can also create challenges, including cost inflation, supply constraints for key inputs, and increased competition for labor and equipment, which may adversely affect project schedules. Any material delays, cancellations, or reductions in our projects due to price or demand volatility could have a material adverse effect on our business, financial condition and results of operations.

Government policy developments and regulatory changes can further exacerbate price and demand volatility. For example changes in nuclear energy policies, uranium trade restrictions, critical mineral classification frameworks, export controls, and environmental permitting regimes in key markets could materially affect global supply and demand dynamics. Shifts in such policies may delay the development of projects, restrict access to end markets, or alter incentives for investment in critical supply chains. Any such regulatory or policy changes could adversely impact the economic viability of our current or future projects, and our ability to advance our business strategy.

As a non-revenue generating company, we are dependent upon the capital markets to raise financing to fund our exploration activities. Depression in the market for any of the minerals we focus on could suppress investor interest in our projects related to such minerals, thereby limiting our ability to raise financing to explore such projects.

There can be no guarantee that our interests in our mineral resource projects are free from any title defects.

We take all reasonable steps to ensure we have proper title to our projects. However, there can be no guarantee that our interests in such projects are free from any title defects, as title to mineral rights involves certain intrinsic risks due to the potential problems arising from the unclear conveyance history characteristic of many mining projects. There is also the risk that material contracts between us and relevant government authorities will be substantially modified to our detriment or be revoked. There can be no assurance that our rights and title interests will not be challenged or impugned by third parties.

Our mining operations are dependent on the adequate and timely supply of water, electricity or other power supply, chemicals and other critical supplies.

Our exploration and development programs are dependent on the adequate and timely supply of water, electricity or other power supply, chemicals and other critical supplies. If we are unable to obtain the requisite critical supplies in time and at commercially acceptable prices or if there are significant disruptions in the supply of electricity, water or other inputs to the mine site, our business performance and results of operations may experience material adverse effects.

We may experience an inability to attract or retain qualified personnel.

Our success depends to a large degree upon our ability to attract, retain and train key management personnel, as well as other technical personnel. If we are not successful in retaining or attracting such personnel, our business may be adversely affected. Furthermore, the loss of key management personnel could materially and adversely affect our business and operations.

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

Failure to comply with federal, provincial, state and/or local laws and regulations could adversely affect our business.

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

We currently report our financial results under IFRS, which differs in certain significant respects from United States generally accepted accounting principles.

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

Economic, geopolitical and other uncertainties may negatively affect our business. Economic conditions globally are beyond our control. In addition, the outbreak of hostilities and armed conflicts between countries can create geopolitical uncertainties that may affect both local and global economies. Downturns in the economy or geopolitical uncertainties may cause us to delay or cancel projects, which could have a material adverse effect on our business, results of operations and financial condition.

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

In addition, the financial markets can experience significant price and value fluctuations that can affect the market prices of securities and other companies in ways that are unrelated to the operating performance of these companies. Broad market fluctuations, as well as economic conditions generally, may adversely affect the market price of our securities.

As we face intense competition in the mineral exploration and exploitation industry, there can be no assurance that we will be able to compete effectively with other companies.

The mining industry, and the uranium and critical minerals sectors in particular, are very competitive. Our competition is from larger, established mining companies with greater liquidity, greater access to credit and other financial resources, newer or more efficient equipment, lower cost structures, more effective risk management policies and procedures and/or a greater ability than us to withstand losses. Our competitors may be able to respond more quickly to new laws or regulations or emerging technologies, or devote greater resources to the expansion or efficiency of their operations than we can. In addition, current and potential competitors may make strategic acquisitions or establish cooperative relationships among themselves or with third parties. Accordingly, it is possible that new competitors or alliances among current and new competitors may emerge and gain significant market share to our detriment.

As a result of this competition, we may have to compete for financing and be unable to acquire financing on terms we consider acceptable. We may also have to compete with the other mining companies for the recruitment and retention of qualified managerial and technical employees. We may not be unable to successfully compete for financing or for qualified employees or we may not be able to compete successfully against current and future competitors, and any failure to do so could have a material adverse effect on our business, financial condition, results of operations and future prospects as well as our exploration programs may be slowed down or suspended, which may cause us to cease operations as a company.

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

We may be subject to potential conflicts of interests, as certain directors of our company are, and may continue to be, engaged in the mining industry through their participation in corporations, partnerships or joint ventures, which are potential competitors of our company. Situations may arise in connection with potential acquisitions in investments where the other interests of these directors and officers may conflict with the interests of our company. Our directors and officers with conflicts of interest will be subject to the procedures set out under applicable laws and regulations.

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

We may not be able to achieve the expected benefits of recent acquisitions and investments and our assessment and estimates of the projects involved in such acquisitions and investments may prove to be incorrect.

We may not be able to achieve the expected benefits of our recent acquisitions and investments, and there can be no assurance that any of such acquisitions and investments will be beneficial to us. Our assessment and estimates of the properties involved in such acquisitions and investments have been limited and may prove to be incorrect. Our assessment may not have revealed all existing or potential problems. We have assumed risks that some or all of such properties may not perform in accordance with our expectations, and we may be left with no recourse for liabilities and other problems associated with some or all of such properties.

The market price of our securities may decline as a result of such acquisitions and investments if, among other things, some or all of the properties involved are not successfully developed or if the liabilities, expenses, defects, or transaction costs related to some or all of such properties are greater than expected. The market price of our securities may also decline if we do not achieve the perceived benefits of some or all of such acquisitions and investments as rapidly or to the extent anticipated by us or by securities market participants or if the effect of some or all of such acquisitions and investments on our business, results of operations or financial condition or prospects is not consistent with our expectations or those of securities market participants.

We may acquire other businesses or form joint ventures or make investments in other companies that could negatively affect our operating results, dilute our shareholders’ ownership, increase our debt or cause us to incur significant expense.

We may, in the future, pursue acquisitions of businesses and assets. We also may pursue joint ventures or investments. We have little experience forming joint ventures and limited experience investing in or acquiring other companies. We may not be able to find suitable joint ventures, investment or acquisition candidates, and we may not be able to complete such transactions on favorable terms, if at all. If we make any acquisitions, we may not be able to integrate the acquired company successfully into our existing business, and we could assume unknown or contingent liabilities, including regulatory violations. Any future acquisitions or investments also could result in the incurrence of debt, contingent liabilities or future write-offs of intangible assets or goodwill, any of which could have a material adverse effect on our financial condition, results of operations and cash flows. Integration of an acquired company also may disrupt ongoing operations and require management resources that we would otherwise focus on developing our existing business. We may experience losses related to investments in other companies, which could have a material negative effect on our results of operations and financial condition. We may not realize the anticipated benefits of any acquisition, technology license, collaboration or joint venture.

To finance any acquisitions or joint ventures, we may choose to issue our common shares, and/or securities convertible into or exercisable for our common shares, as consideration, which would dilute the ownership of our shareholders. Additional funds may not be available on terms that are favorable to us, or at all.

Legal proceedings may arise from time to time in the course of our business.

Legal proceedings may arise from time to time in the course of our business. Such litigation may be brought from time to time in the future against us. Defense and settlement costs of legal claims can be substantial, even with respect to claims that have no merit. Other than as disclosed in this Annual Report, we are not currently subject to material litigation, nor have we received an indication that any material claims are forthcoming. However, due to the inherent uncertainty of the litigation process, we could become involved in material legal claims or other proceedings with other parties in the future. The results of litigation or any other proceedings cannot be predicted with certainty. The cost of defending such claims may take away from management’s time and effort and if we are incapable of resolving such disputes favorably, the resultant litigation could have a material adverse impact on our financial condition, cash flow and results from operation.

Adverse outcomes in litigation matters that arise in the future, could negatively affect our business, results of operations, financial condition and cash flows.

The outcome of litigation and other legal proceedings that we may be involved in the future, is difficult to assess or quantify. Defense and settlement costs can be substantial, even with respect to claims that have no merit. Due to the inherent uncertainty of the litigation process, the litigation process could take away from the time and effort of our management and could force us to pay substantial legal fees. Any conclusion of these matters in a manner adverse to us could have a material adverse effect on our business, results of operation, financial condition and cash flows. For example, we may be required to pay substantial damages, incur payments of fines and penalties, suffer a significant adverse impact on our reputation, and management’s attention and resources may be diverted from other priorities, including the execution of business plans and strategies that are important to our ability to grow our business, any of which could have a material adverse effect on our business. If we do not have sufficient funds to settle or pay any damages and costs with respect to any lawsuits, this would have a material adverse effect on our business, financial condition and results of operation.

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

The obligations associated with being a public company require significant resources and management attention, and we incur significant costs as a result of being a public company. These costs are expected to increase further once we cease to qualify as an emerging growth company.

As a public company, we face increased legal, accounting, administrative and other costs and expenses that we did not incur as a private company. We are subject to the reporting requirements of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, which requires that we file annual and other reports with respect to our business and financial condition, as well as the rules and regulations implemented by the U.S. Securities and Exchange Commission, or SEC, the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, the Public Company Accounting Oversight Board, or PCAOB, and the continued listing requirements of Nasdaq, each of which imposes additional reporting and other obligations on public companies. As a public company, we are required to, among other things:

●	prepare and file annual and other reports in compliance with U.S. federal securities laws;

●	expand the roles and duties of our board of directors and committees thereof and management;

●	hire additional financial and accounting personnel and other experienced accounting and finance staff with the expertise to address complex accounting matters applicable to public companies;

●	institute more comprehensive financial reporting and disclosure compliance procedures;

●	involve and retain, outside counsel and accountants to assist us with the activities listed above;

●	build and maintain an investor relations function;

●	establish new internal policies, including those relating to trading in our securities and disclosure controls and procedures;

●	comply with the listing and maintenance requirements of Nasdaq; and

●	comply with the Sarbanes-Oxley Act.

We expect these rules and regulations, and any future changes in laws, regulations and standards relating to corporate governance and public disclosure, which have created uncertainty for public companies, to require us to continue to incur legal and financial compliance costs and make some activities more time consuming and costly than for private companies. These laws, regulations and standards are subject to varying interpretations, in many cases, due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. Our investment in compliance with existing and evolving regulatory requirements has resulted, and will continue to result, in increased administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities, which could continue to have a material adverse effect on our business, financial condition and results of operations.

We currently qualify as an “emerging growth company” as defined in the U.S. Securities Act of 1933, as amended, or the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, and are therefore permitted to take advantage of certain reduced reporting requirements and other exemptions from obligations applicable to larger public companies. When we cease to qualify as an emerging growth company, we will become subject to additional reporting and compliance requirements that will increase our costs and the demands on our resources. The additional obligations of being a fully reporting public company may require us to hire additional personnel, engage additional outside advisors, and devote greater management attention to compliance, all of which could increase our operating expenses and adversely affect our business, financial condition and results of operations.

We also currently qualify as a “foreign private issuer” under SEC rules, which allows us to file our annual reports on Form 20-F, to follow certain of our home country’s corporate governance practices in lieu of certain U.S. requirements, and to benefit from reduced reporting obligations compared to U.S. domestic issuers. If we were to lose our status as a foreign private issuer, we would be required to comply with the more extensive periodic reporting requirements applicable to U.S. domestic issuers, including the obligation to file quarterly reports on Form 10-Q and current reports on Form 8-K, to prepare financial statements in accordance with U.S. GAAP rather than IFRS as issued by the IASB, and to comply fully with the proxy solicitation rules and certain executive compensation disclosure requirements of the SEC. The loss of foreign private issuer status would significantly increase our regulatory and compliance costs and the demands placed on our management and administrative resources, which could have a material adverse effect on our business, financial condition and results of operations.

Furthermore, pursuing these opportunities may divert management’s attention and resources from our core business activities, expose us to unforeseen liabilities, or result in conflicts of interest.

Risks Related to Ownership of Our Securities

Risks and uncertainties related to our securities include, but are not limited to, the following:

The adoption and implementation of our shareholder rights plan could lead to, among other adverse effects, dilution of shareholder value and negative market perception. Our shareholder rights plan could also deter acquisitions that may otherwise be beneficial to our shareholders.

On March 10, 2025, our board of directors adopted our shareholder rights plan (commonly referred to as a “Poison Pill”), or the Rights Plan, with an effective date of March 31, 2025. Our shareholders ratified the Rights Plan at our 2025 annual general and special meeting of our shareholders held on May 8, 2025. The Rights Plan could lead to significant dilution of our outstanding shares in the event of a triggering acquisition. This dilution could negatively impact the value of existing shares and reduce earnings per share for current shareholders. Any potential acquirer could face substantial dilution as well, which could make it more difficult or costly for them to acquire a controlling interest in us. Further, the existence of the Rights Plan could be perceived by the market or potential investors as a defensive tactic to entrench current management and prevent beneficial acquisitions. This perception could negatively impact the market price of our securities or affect our reputation with investors, potentially resulting in reduced investor interest or a decline in the price of our securities. In addition, the Rights Plan could deter potential acquirers or strategic partners from pursuing acquisition opportunities, joint ventures, or other forms of strategic collaboration. This could limit our ability to engage in transactions that may otherwise be in our best interest or the best interests of our shareholders. The Rights Plan also grants substantial discretion to our board of directors to determine whether to trigger the Rights Plan. While our board of directors is expected to act in our and our shareholders’ best interests, there is a risk that such discretion could be perceived as self-serving, especially if our board of directors blocks a legitimate acquisition offer to protect its own position. This could lead to shareholder dissatisfaction or legal challenges.

We may not be able to maintain a listing of our common shares on Nasdaq.

Our common shares are listed on Nasdaq, which requires us to meet certain financial, liquidity, and minimum bid price criteria to maintain such listing. If we violate Nasdaq’s listing requirements, or if we fail to meet any of Nasdaq’s listing standards, our common shares may be delisted.

We have, in the past, received notifications from Nasdaq that we were not in compliance with Nasdaq’s minimum bid requirements, due to the minimum bid price of our common shares having been below US$1.00 per share for 30 consecutive business days. Although we regained compliance on each such occasion, we cannot assure you that we will not, in the future, fail to comply with Nasdaq’s requirements to maintain the listing of our common shares on Nasdaq, or that we will be able to regain compliance in the event of any such non-compliance. In addition, our board of directors may determine that the cost of maintaining our listing on a national securities exchange outweighs the benefits of such listing.

A delisting of our common shares from Nasdaq may materially impair our shareholders’ ability to buy and sell our common shares and could have an adverse effect on the market price of, and the efficiency of the trading market for, our common shares. The delisting of our common shares could also significantly impair our ability to raise capital and the value of your investment.

The market prices for securities of mining companies, including our securities, historically have been and may continue to be volatile.

The market prices for securities of mining companies, including our securities, historically have been and may continue to be volatile. Future developments concerning us or our industry, including downward fluctuations in the price of uranium or lithium, may have a significant impact on the market price of our securities.

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

The trading price of our common shares has been, and may continue to be, subject to wide price fluctuations in response to various factors, many of which are beyond our control, including those described in this “Risk Factors” section. In addition, the financial markets can experience significant price and value fluctuations that can affect the market prices of securities of companies in ways that are unrelated to the operating performance of such companies. Broad market fluctuations, as well as economic conditions generally, may adversely affect the market price of our securities.

Factors that may cause our securities to fluctuate include, without limitation:

●	actual or anticipated variations in our operating results;

●	increases in market interest rates that lead investors of our securities to demand a higher investment return;

●	changes in earnings estimates;

●	changes in market valuations of similar companies;

●	changes in the supply, demand, and prices, of uranium and other critical minerals;

●	actions or announcements by our competitors;

●	adverse market reaction to any increased indebtedness we may incur in the future;

●	additions or departures of key personnel;

●	actions by shareholders;

●	announcements by governments, or general market confidence;

●	results of our exploration or development efforts;

●	general economic, industry and market conditions;

●	sales or other issuances of securities by us or the expectation that such sales or other issuances will occur;

●	our ability to maintain the listing of our common shares on Nasdaq;

●	speculation about us or our business in the media, online forums, or investment community; and

●	other factors, including factors unrelated to our operating performance or the operating performance of our competitors.

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

We have never declared or paid cash dividends on our common shares. We currently intend to retain all available funds and any future earnings for use in the operation of our business and do not anticipate paying any cash dividends on our common shares in the near future. We may also enter into credit agreements or other borrowing arrangements in the future that may restrict our ability to declare or pay cash dividends on our common shares. Any future determination to declare dividends will be made at the discretion of our board of directors and will depend on our financial condition, operating results, capital requirements, general business conditions, and other factors that our board of directors may deem relevant. Further, under the terms of The Corporations Act (Manitoba), or the MCA, we are prohibited from declaring or paying a dividend if our board of directors has reasonable grounds for believing that we are, or would after the payment be, unable to pay our liabilities as they become due, or the realizable value of our assets would thereby be less than the aggregate of our liabilities and stated capital. We may not pay any dividends on our common shares in the foreseeable future. As a result, capital appreciation, if any, of our common shares will be the sole source of gain for investors in our common shares for the foreseeable future.

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

We are incorporated in the Province of Manitoba, Canada, under the MCA. We conduct some of our operations outside the United States and some of our assets are located outside the United States. In addition, a majority of our directors and executive officers and the experts named in this Annual Report reside outside the United States, and a significant amount of their assets are located outside the United States. As a result, service of process upon such persons may be difficult or impossible to effect within the United States. Furthermore, because some of our assets, and substantially all the assets of our directors and officers and certain of the experts named herein, are located outside of the United States, any judgment obtained in the United States, including a judgment based upon the civil liability provisions of U.S. federal securities laws, against us or any of such persons may not be collectible within the United States. In Canada, provincial and territorial reciprocal enforcement of judgments legislation sets out the procedure for registering foreign judgments and this procedure varies depending on the province or territory of the enforcing court. If a foreign judgment originates from a jurisdiction not captured by the applicable provincial or territorial reciprocal enforcement of judgments or enforcement of foreign judgments legislation, the foreign judgment may be capable of enforcement at common law and the party seeking to enforce the foreign judgment must commence new proceedings in the domestic or enforcing court.

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

We are an “emerging growth company” as defined in the Securities Act, as modified by the JOBS Act. As such, we are eligible to take, have taken, and intend to take, advantage of certain exemptions from various reporting requirements applicable to other public companies that are not emerging growth companies for as long as we continue to be an emerging growth company, including the exemption from the auditor attestation requirements with respect to internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act.

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

Because we are subject to ongoing public reporting requirements that are less rigorous than Exchange Act rules for companies that are not emerging growth companies, our shareholders could receive less information than they might expect to receive from more mature public companies. We cannot predict if investors will find our securities less attractive if we elect to rely on these exemptions, or if taking advantage of these exemptions would result in less active trading or more volatility in the price of our common shares.

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

We currently follow our home country practice that (i) does not require us to seek shareholder approval for amending our share incentive plans; (ii) does not require us to hold an annual meeting of shareholders no later than one year after the end of our fiscal year; (iii) does not require us to have a nominating/corporate governance committee composed entirely of independent directors; and (iv) does not require us to have a compensation committee composed entirely of independent directors. Consequently, we are exempt from independent director requirements of Rule 5605(d) and Rule 5605(e) of Nasdaq’s listing standards, except for the requirements under subsection (b)(2) thereof pertaining to executive sessions of independent directors. Accordingly, our investors may not be provided with the benefits of certain corporate governance requirements of Nasdaq.

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

In the future, we may attempt to increase our capital resources by offering debt securities. Upon bankruptcy or liquidation, holders of our debt securities, and lenders with respect to other borrowings we may make, would receive distributions of our available assets prior to any distributions being made to holders of our common shares. Moreover, if we issue preferred shares, the holders of such preferred shares could be entitled to preferences over holders of common shares in respect of the payment of dividends and the payment of liquidating distributions. Because our decision to issue debt or preferred shares in any future offering, or borrow money from lenders, will depend in part on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of any such future offerings or borrowings. Holders of our common shares must bear the risk that any future offerings we conduct or borrowings we make which may adversely affect the level of return, if any, they may be able to achieve from an investment in our common shares.

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

ITEM 4. INFORMATION ON THE COMPANY

4.A. History and Development of the Company.

Our Corporate History

Snow Lake Resources Ltd. was incorporated in the Province of Manitoba, Canada, under the MCA on May 25, 2018. We currently have five wholly owned subsidiaries, Snow Lake Exploration Ltd., Snow Lake (Crowduck) Ltd., Global Uranium Acquisition Corp Pty Ltd., Snow Lake Investments (US) Ltd., and Snow Lake Exploration (US) Ltd. We also hold a majority interest in Engo Valley Pty Ltd.

Snow Lake Exploration Ltd. was incorporated on May 25, 2018 in Manitoba, Canada, and is an operating company formed to conduct the exploration and development of mineral resources.

Snow Lake (Crowduck) Ltd. was incorporated on May 25, 2018 in Manitoba, Canada, and is an asset holding company that holds all of the ownership interests in 133 mineral claims on our Snow Lake Lithium™ Project, an exploration stage project that was previously our sole material property but we no longer consider material.

Global Uranium Acquisition Corp Pty Ltd. is a private Australian asset holding company, incorporated on March 22, 2024.

Engo Valley Pty Ltd. is a private Australian asset holding company, incorporated on February 9, 2024, that holds an 85% interest in Namibia Minerals and Investment Holdings (Proprietary) Limited, a Namibian private company that holds EPL-5887. EPL-5887 hosts our Engo Valley Uranium Project.

Snow Lake Exploration (US) Ltd., was incorporated in Delaware on April 2, 2024, and is an asset holding company that holds our interest in Engo Valley Pty Ltd.

Snow Lake Investments (US) Ltd. was incorporated in Delaware on April 2, 2024, and holds our interest in Kadmos Energy Services LLC, a recently-formed nuclear energy company dedicated to the design and deployment of small modular reactors.

We also hold investments in a number of public companies with critical mineral assets.

Corporate Information

Our corporate address is 360 Main St., 30th Floor, Winnipeg, Manitoba R3C 4G1, Canada. Our telephone number is (204) 815-5806 and our company email address is info@snowlakelithium.com.

Our registered office is located at 360 Main St., 30th Floor, Winnipeg, Manitoba R3C 4G1, Canada.

Our agent for service of process in the United States is Cogency Global Inc., located at 122 East 42nd Street, 18th Floor, New York, New York 10168.

Our website can be found at https://snowlakeenergy.com. The information contained on our website is not a part of this Annual Report, nor is such content incorporated by reference herein, and should not be relied upon in determining whether to make an investment in our securities. We have included our website address in this Annual Report solely as an inactive textual reference.

Recent Developments

Acquisition of Interest in the Engo Valley Uranium Project

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

In July 2024, we entered into a share purchase agreement with the shareholders of Engo Valley, or the Engo Valley Shareholders, Engo Valley, OG, and NMIH, to acquire Engo Valley in two stages, as follows:

(i)	We acquired an initial 80% undivided interest in Engo Valley, which represents a 68% undivided interest in NMIH, or the First Stage Interest, by (a) paying to OG, upon the execution of the binding letter of intent, a cash amount of US$250,000, (b) incurring exploration expenditures of a minimum of US$200,000 on the Engo Valley Uranium Project on or prior to July 31, 2024, and (c) issuing to Engo Valley and its designees, on August 7, 2024 (being the closing date of the First Stage Interest), an aggregate of 155,730 of our common shares, or the First Stage Shares, being the common shares calculated by dividing US$2.0 million by the 5-day volume weighted average price of our common shares as of a specified date (which was US$0.12.84). In accordance with the terms of the share purchase agreement, 50% of the First Stage Shares issued to Engo Valley and its designees have vested. The remaining 50% of the First Stage Shares have been placed in escrow, and will vest and be released from escrow upon the completion of an SK-1300 compliant mineral resource estimate on the Engo Valley Uranium Project.

(ii)	We acquired an additional 20% undivided interest in Engo Valley, which represents a 17% undivided interest in NMIH, or the Second Stage Interest, upon our incurring additional exploration expenditures of a minimum of US$800,000 on the Engo Valley Uranium Project.

Having acquired the Second Stage Interest, we are now obligated to make the following payments to Engo Valley, in the form of our common shares, upon the achievement of the following milestones:

(i)Milestone Payment No. 1: In the event an SK-1300 compliant technical report determines there is a uranium mineral resource on the Engo Valley Uranium Project of a minimum of 10 million pounds with a minimum average grade of 250 parts per million, or ppm, U3O8, we will issue to Engo Valley or as it directs, an aggregate of 79,302 of our common shares, being the common shares calculated by dividing US$1,000,000 by the closing price of our common shares on February 20, 2024, as reported by Nasdaq (which was US$0.12.61); and

(ii)Milestone Payment No. 2: In the event an SK-1300 compliant technical report determines there is a uranium mineral resource on the Engo Valley Uranium Project of a minimum of 25 million pounds with a minimum average grade of 250 ppm U3O8, we will issue to Engo Valley or as it directs, an aggregate of 79,302 of our common shares, being the common shares calculated by dividing US$1,000,000 by the closing price of our common shares on February 20, 2024, as reported by the Nasdaq (which was US$0.12.61).

The foregoing description of the material terms of the share purchase agreement is qualified in its entirety by reference to the share purchase agreement, which is incorporated by reference as an exhibit to this Annual Report.

On February 13, 2025, we announced the successful completion of our Phase 1 drill program at the Engo Valley Uranium Project. The Phase 1 drill program consisted of 1,570 meters of drilling in 20 reverse circulation drill holes, with downhole radiometrics completed on each drill hole. Our Phase 2 drill program at the Engo Valley Uranium Project is currently underway, and is planned to consist of up to 7,500 meters of a combination of reverse circulation and diamond drilling, and is designed to provide a drill database sufficient to calculate a maiden uranium mineral resource estimate in accordance with SK-1300. On June 18, 2025, we announced the completion of the first segment of our Phase 2 drill program at the Engo Valley Uranium Project, and the commencement of the diamond drilling segment of our Phase 2 drill program at the Engo Valley Uranium Project.

We do not consider the Engo Valley Uranium Project material at this time.

Termination of Letter of Intent for the Buffalo Uranium Project

On February 18, 2025, we entered into a binding letter of intent to acquire Bazooka Resources Pty Ltd., a private Australian company which then held an exclusive option to acquire a 100% interest in the Buffalo Uranium Project, an exploration stage uranium project located in Wyoming. We subsequently made the determination to terminate the binding letter of intent.

Relinquishment of Interest in the Black Lake Uranium Project

On June 21, 2024, we acquired Global Uranium Acquisition Corp (Pty) Ltd, a private Australian company, or Global Uranium, pursuant to a share purchase agreement among us, Global Uranium and the shareholders of Global Uranium. Global Uranium was party to a mineral property option agreement with Doctors Investment Group Ltd., a private British Columbia company and the sole registered and beneficial owner of 100% of the right, title and interest in the mineral claims comprising the Black Lake Uranium Project, an exploration stage project located in the Athabasca Basin, Saskatchewan, Canada. Pursuant to mineral property option agreement, Global Uranium could earn a 100% interest in the Black Lake Uranium Project upon the satisfaction of certain conditions consisting of cash payments and exploration expenditures.

We did not consider the Black Lake Uranium Project material.

On March 24, 2025, we relinquished all our interests in the Black Lake Uranium Project.

August 2024 ATM Offering

On August 22, 2024, we entered into an ATM Sales Agreement with ThinkEquity LLC, as sales agent, pursuant to which we could offer and sell up to US$1,000,000 of our common shares, or the August 2024 ATM Offering. The ATM Sales Agreement was amended to increase the amount of common shares we could sell pursuant to the ATM Offering to US$2,900,000. The August 2024 ATM Offering was concluded in [●] 2025. During the year ended June 30, 2025, we sold a total of 1,009,919 common shares pursuant to the August 2024 ATM Offering for aggregate gross proceeds of US$2,897,622, before placement agent fees and offering expenses.

December 2024 Best Efforts Public Offerings

On December 20, 2024, we closed a best-efforts public offering pursuant to which we sold an aggregate of 1,211,538 common shares at a public offering price of US$5.33 per share, for gross proceeds of approximately US$6.46 million, before placement agent fees and offering expenses.

On December 31, 2024, we closed a best-efforts public offering pursuant to which we sold an aggregate of 1,442,307 common shares at a public offering price of US$10.40 per share, for gross proceeds of approximately US$15.0 million before placement agent fees and offering expenses.

January 2025 Best Efforts Public Offering

On January 27, 2025, we closed a best-efforts public offering pursuant to which we sold an aggregate of 1,230,769 common shares at a public offering price of US$13.00 per share, for gross proceeds of US$16.0 million, before placement agent fees and offering expenses.

April 2025 ATM Offering

On April 17, 2025, we entered into an ATM Sales Agreement with ThinkEquity LLC, as sales agent, pursuant to which we could offer and sell up to US$50,000,000 of our common shares, or the April 2025 ATM Offering. To date, we have sold a total of 7,685,923 common shares pursuant to the April 2025 ATM Offering for aggregate gross proceeds of US$40,033,249, before placement agent fees and offering expenses.

Entry into Binding Term Sheet

We entered into a binding term sheet with Free Battery Metal Limited (formerly, Titus Energy Corp.), or Free Battery, effective January 10, 2025, pursuant to which we can earn up to an 80% interest in Free Battery’s Mound Lake Property. A definitive agreement has not been executed as of the date of this Annual Report. We do not consider the Mound Lake Property material, and cannot provide assurance that a definitive agreement will be executed.

Acquisition of interest in the Pine Ridge Uranium Project

On March 12, 2025, we announced that we had entered into a 50/50 joint venture, or the Joint Venture, with Global Uranium and Enrichment Limited, an Australian public listed company, or GUE (ASX:GUE), to acquire 100% of the Pine Ridge Uranium Project, an exploration project located in Wyoming, United States. We also announced that we would become a cornerstone investor in GUE through the acquisition of a 19.99% interest in GUE.

Powder River Basin LLC, a limited liability company 50% owned by Usuran Resources Inc, a wholly owned subsidiary of GUE, and 50% owned by Snow Lake Exploration (US) Ltd., our wholly owned subsidiary, entered into a Purchase and Sale Agreement with Stakeholder Energy, LLC, or the Pine Ridge Purchase and Sale Agreement. Pursuant to the Pine Ridge Purchase and Sale Agreement, Stakeholder Energy, LLC agreed to sell the Pine Ridge Uranium Project to Powder River Basin LLC for the following consideration:

(i)	Payment by Powder River Basin LLC to Stakeholder Energy, LLC of an aggregate of US$22,500,000 in cash, payable in three installments of US$7,500,000 each, as follows:

(a)	US$7,500,000 to be paid at the closing, or the Pine Ridge Closing, of the purchase of the Pine Ridge Uranium Project pursuant to the Pine Ridge Purchase and Sale Agreement, or the First Installment (which amount has been paid);

(b)	US$7,500,000 to be paid on or before the one-year anniversary of the Pine Ridge Closing, or the Second Installment; and

(c)	US$7,500,000 to be paid on or before the two-year anniversary of the Pine Ridge Closing, or the Third Installment.

In addition, the Pine Ridge Purchase and Sale Agreement obligates Powder River Basin LLC to pay Stakeholder Energy, LLC a production royalty based on an applicable royalty percentage (which will be calculated by a net smelter returns variable between 3.5% and 6%, dependent on U3O8 realized price) from uranium, vanadium and related minerals produced and sold or deemed sold by Powder River Basin LLC from any additional property or property interests acquired by the Powder River Basin LLC, or its affiliates or permitted assigns, within 20 years after March 11, 2025.

The Pine Ridge Purchase and Sale Agreement also requires Powder River Basin LLC to expend a minimum of US$10,000,000 in exploration and development costs by the three-year anniversary of the Pine Ridge Closing.

In connection with Powder River Basin LLC’s payment and performance obligations under the Pine Ridge Purchase and Sale Agreement, the terms of the agreement governing the Joint Venture, or the Joint Venture Agreement, obligates each party to the Joint Venture (being Usuran Resources Inc, a wholly owned subsidiary of GUE, and Snow Lake Exploration (US) Ltd., our wholly owned subsidiary) to contribute the following amounts in cash to Powder River Basin LLC:

(i)	US$5,250,000 prior to the first anniversary of the Pine Ridge Closing (of which US$3,750,000 was required to be, and was, contributed prior to the Pine Ridge Closing);

(ii)	US$5,250,000 prior to the second anniversary of the Pine Ridge Closing; and

(iii)	US$2,000,000 prior to the third anniversary of the Closing under the Acquisition Agreement.

The Pine Ridge Closing occurred on April 28, 2025. On April 28, 2025, we also consummated our acquisition of a 19.99% interest in GUE.

The Joint Venture entity, Powder River Basin LLC, has a management committee consisting of four representatives, two of which are required to be, and have been, appointed by Usuran Resources Inc and two of which are required to be, and have been, appointed by Snow Lake Exploration (US) Ltd. Powder River Basin LLC is required to be managed by one manager. The initial manager is Usuran Resources Inc.

The foregoing descriptions of the material terms of the Pine Ridge Purchase and Sale Agreement and the Joint Venture Agreement are qualified in their entirety by reference to the respective agreements, each of which is incorporated by reference as an exhibit to this Annual Report.

The Pine Ridge Uranium Project is an In-Situ Recovery (ISR) uranium exploration project located in the southwestern Powder River Basin of Wyoming, United States.

On July 25, 2025, we announced the commencement of an initial drill program, consisting of approximately 38,000 meters (or 125,000 feet) of drilling, at the Pine Ridge Uranium Project. On September 17, 2025, we announced initial drill results on the Pine Ridge Uranium Project. Drilling is expected to continue through the end of November 2025.

While the Pine Ridge Uranium Project is currently our main project, we currently do not consider the Pine Ridge Uranium Project material to our company at this time.

Shareholder Rights Plan

On March 10, 2025, our board of directors adopted our Rights Plan, with an effective date of March 31, 2025, to protect our interests and the interests of our shareholders from the likelihood that any entity, person or group gains control of us through open-market accumulation or other means without payment of an adequate control premium.

On May 5, 2025, our shareholders passed a non-binding resolution ratifying our Rights Plan at our 2025 annual general and special meeting of our shareholders.

The Rights Plan was not adopted by our board of directors in response to any specific takeover bid or other proposal to acquire control of us and is not intended to deter offers that are fair and otherwise in the best interests of all our shareholders.

A summary of the Rights Plan is incorporated by reference as an exhibit to this Annual Report.

Share Repurchase/Buyback Program

On March 18, 2025, we announced that our board of directors had authorized a share repurchase program for up to US$10 million, or the Buy Back Program. Purchases under the Buy Back Program commenced on March 24, 2025 and ended on April 17, 2025. We repurchased an aggregate of the equivalent of 22,919 common shares under the Buy Back Program, all of which shares were returned to treasury and cancelled.

Change to Quorum Requirement in Bylaws

At our 2025 annual general and special meeting of our shareholders held on May 8, 2025, our shareholders approved a resolution changing the quorum provisions in our bylaws. The effect of such change is that a quorum at any meeting of our shareholders (unless a great number of persons is required to be present or a greater number of shares are required by the MCA or by our articles or by any other bylaw) will be one person, representing in the aggregate not less than thirty percent (30%) of the shares entitled to be voted at the meeting. If a quorum is not present at the opening of the meeting of shareholders, the shareholders present or represented at the meeting, subject to the approval of the chair of the meeting, may adjourn the meeting to a fixed time and place and those present at the adjourned meeting shall constitute quorum provided that at least two shareholders representing in the aggregate not less than five percent (5%) of the shares entitled to vote at the adjourned meeting are present at the adjourned meeting.

Share Consolidation or Reverse Stock Split

On May 2, 2025, we effected a one-for-thirteen (1-for-13) Reverse Stock Split, pursuant to which our shareholders received one issued and outstanding post-Reverse Stock Split common share in exchange for 13 outstanding pre-Reverse Stock Split common shares. The Reverse Stock Split was previously authorized by our shareholders at our 2024 annual general and special meeting of our shareholders held on May 8, 2024.

Entry into Definitive Agreement to Acquire GUE

On October 6, 2025, we announced an entry into a definitive agreement with GUE (Global Uranium and Enrichment Limited) to acquire 100% of the shares and options of GUE that we do not already own.

[●]

Kadmos Energy Services

On October 17, 2025, we entered into a series of agreements with Kadmos Energy Services LLC, or Kadmos, a Delaware limited liability company, to acquire an equity interest in Kadmos. The investment was completed on October 21, 2025.

Under a subscription and purchase agreement, we subscribed for 4,900,000 Class A Membership Units of Kadmos for total consideration of US$10,000,000. Of the US$10,000,000 amount, US$2,000,000 was paid in cash at closing and the remaining US$8,000,000 was evidenced by a secured promissory note issued to Kadmos. The investment was completed concurrently with the execution of an amended and restated operating agreement, secured promissory note, and unit pledge agreement.

The promissory note provides that repayment of principal may be made, at our sole discretion, in either cash or our common shares. The note is secured by up to 3,920,000 Class A Units in Kadmos pursuant to the Unit Pledge Agreement, which provides for an automatic release of pledged units as payments are made and forfeiture of the proportionate number of units upon default.

The amended and restated operating agreement became effective on October 17, 2025, and established the capital and governance structure of Kadmos, as follows:

●	4,900,000 Class A Units were issued to Snow Lake Investments (US) Ltd., our subsidiary (part of which is subject to the pledge agreement);

●	5,100,000 Class B Units were issued to Exodys Energy and certain founding members of Kadmos; and

●	1,000,000 Profits Interest Units are authorized under a 2025 Equity Incentive Plan for employees and consultants.

Kadmos is governed by a board of managers. The board of managers of Kadmos initially consists of three members of which one is required to be, and has been, appointed by us. The board of managers of Kadmos will expand to five members if we contribute an additional US$2,000,000 under the promissory note, thereby granting us the right to appoint a majority of the members of the board of directors of Kadmos.

Capital Expenditures and Divestitures

From July 1, 2024 to June 30, 2025, we have expended an aggregate of US$9,048,056 in principal capital expenditures and divestitures, consisting of:

(i)	An aggregate of US$4,550,000 in expenditures relating to the Pine Ridge Uranium Project;

(ii)	An aggregate of US$1,121,451 in expenditures relating to the Engo Valley Uranium Project;

(iii)	An aggregate of US$534,207 in expenditures relating to the Black Lake Uranium Project (including expenses related to the relinquishment of our rights in the Black Lake Uranium Project); and

(iv)	An aggregate of US$2,842,398 in expenditures relating to all our other projects, including discontinued projects.

Further, drilling programs on the Pine Ridge Uranium Project and the Engo Valley Uranium Project will require additional capital expenditure.

We are obligated to contribute an aggregate of US$8,000,000 over time in, at our sole option and discretion, either cash or our shares in Kadmos.

We also hold investments in a number of companies with critical mineral assets. From July 1, 2024 to date, we have made the following investments in other companies:

(i)	An amount of C$1.1 million (approximately US$806,000), in the form of a secured convertible note, in Commerce Resources Corp, a Canadian junior mineral resource company focused on the exploration and development of the Ashram Rare Earth and Fluorspar Deposit located in Quebec, Canada. On October 22, 2025, Mont Royal Resources Limited and Commerce Resources Corp. completed their merger pursuant to which Mont Royal Resources Limited completed its acquisition of 100% of the issued and outstanding shares of Commerce Resources Corp. Our convertible note was converted into shares of Mont Royal Resources Limited on completion of the merger;

(ii)	An amount of AUD$1.4 million (approximately US$914,500, based on the historical mid-market exchange rate on June 30, 2025 of US$0.6532 per UAD$1.00), through our participation in an equity financing, in GTi Energy Ltd., which owns the Lo Herma uranium project, located in the Powder River Basin in Wyoming, United States;

(iii)	An amount of US$1,159,741 (as of June 30, 2025) in Resolution Minerals Ltd., which interests we have since disposed of; and

(iv)	An amount of US$3,813,851 in GUE.

4.B. Business Overview

INDUSTRY

We obtained the industry, market and competitive position data included in this Annual Report from our internal estimates and research, as well as from independent market research, industry and general publications and surveys, governmental agencies and publicly available information in addition to research, surveys and studies conducted by third parties. We have not independently verified the accuracy or completeness of the data contained in the third-party research and other publicly available information. Further, while we believe that our internal research is reliable, such research has not been verified by any third party. While we believe the industry, market and competitive position data included or incorporated by reference in this Annual Report is reliable and based on reasonable assumptions, such data involve risks and uncertainties and are subject to change based on various factors, including those discussed under the heading “Risk Factors” in this Annual Report. These and other factors could cause results to differ materially from those expressed in the estimates made by the third parties or by us.

Overview

We are a Canadian nuclear fuel cycle and critical minerals company with a portfolio of U.S.-focused uranium projects, together with interests in next-generation uranium enrichment and small modular reactors. Currently, our main uranium project is the Pine Ridge Uranium Project, a 50/50 joint venture exploration stage project located in the Powder River Basin in Wyoming, United States. We also hold a portfolio of additional exploration stage critical minerals projects located in Manitoba, Canada and Namibia, as well as investments in a number of companies with critical minerals assets, including rare earths and lithium, in North America.

As at the date of this Annual Report, we do not consider any of our projects material.

Uranium Market

Overview

Currently, the primary significant commercial use for U3O8 is as a fuel for nuclear power plants for the generation of electricity1. Global demand for electricity is estimated to grow by approximately 50% by 2040, with calls to triple global nuclear capacity by 2050. 2

Nuclear energy underpins the three major global trends of electrification, decarbonization, and energy security. Nuclear power plays a critical role in energy transition, as it is widely stated that there is no path to net zero carbon without nuclear power. At the 2023 United Nations Climate Change Conference or Conference of the Parties of the UNFCCC (more commonly known as COP 29), a total of 31 countries agreed to target tripling nuclear capacity by 2050 as countries focus on energy security and affordability. Nuclear energy provides clean, non-CO2 emissions, and low-cost energy, with greater generating capacity per footprint than other fuel sources. Nuclear power programs continue to expand, with 440 operating reactors in 31 countries, and with 60 reactors under construction in 18 countries.3

Geopolitical Events

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

During 2024, the United States passed two significant pieces of legislation designed to advance clean energy, enhance energy security and independence, and revive an aging nuclear energy industry at home and bolster cutting-edge technologies abroad.

In May 2024, then President Biden signed into law the “Prohibiting Russian Uranium Imports Act,” which bans the import of enriched uranium produced in Russia or by Russian entities, and is designed to enhance the United States' energy security by reducing its dependence on Russia for nuclear fuels. It also unlocks funding to support domestic uranium production. Russia is currently the largest foreign supplier of enriched uranium to the United States, according to U.S. Energy Department data.

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

On May 22, 2025, the U.S. Administration issued four executive orders, or the Nuclear Executive Orders, designed specifically to accelerate the deployment of nuclear energy in the United States. The Nuclear Executive Orders are designed to:

●	Accelerate the deployment of nuclear energy in the United States;

●	Deploy advanced nuclear reactor technologies, including small modular reactors;

●	Quadruple nuclear energy in the United States by 2050; and

●	Reinvigorate the nuclear industrial base, including uranium mining and enrichment.

Combined with all previous executive orders issued by the current U.S. Administration during 2025 on critical minerals, including uranium, these orders are expected to increase global demand for uranium and accelerate U.S. domestic uranium mining.

1 Source: World Nuclear Association. (2025, September 23). Uranium Mining Overview.

2 Source: World Nuclear Association. (2025, April 2). World Energy Needs and Nuclear Power.

3 Source: World Nuclear Association.

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

Prices

As a result of the demand-and-supply dynamics, prices of uranium have recovered from their lows over the past decade and briefly exceeded US$100 per pound U3O8 in January 2024, with current prices hovering around US$80 per pound U3O8.

We are of the view that the combination of supply and demand factors, against the backdrop of the search for solutions to decarbonization and managing global geopolitical risks, is positive for uranium exploration over the next decade.

Our Projects

Until February 2024, our Snow Lake Lithium™ Project constituted our sole material project. Due to a sustained depression and weak demand in the lithium market, we pivoted to focusing on our uranium projects and anticipate primarily focusing on our uranium projects over the next year.

Currently, our main uranium project is the Pine Ridge Uranium Project. Our other uranium project is the Engo Valley Uranium Project. A description of the aforementioned two uranium projects is set forth below. We currently do not consider any of our projects (uranium or otherwise) material at this time.

Our Uranium Projects

The Pine Ridge Uranium Project

On March 12, 2025, we announced that we had entered into a 50/50 joint venture, or the Joint Venture, with Global Uranium and Enrichment Limited, an Australian public listed company, or GUE (ASX:GUE), to acquire 100% of the Pine Ridge Uranium Project, an exploration project located in Wyoming, United States. We also announced that we would become a cornerstone investor in GUE through the acquisition of a 19.99% interest in GUE.

Powder River Basin LLC, a limited liability company 50% owned by Usuran Resources Inc, a wholly owned subsidiary of GUE, and 50% owned by Snow Lake Exploration (US) Ltd., our wholly owned subsidiary, entered into a Purchase and Sale Agreement with Stakeholder Energy, LLC, or the Pine Ridge Purchase and Sale Agreement. Pursuant to the Pine Ridge Purchase and Sale Agreement, Stakeholder Energy, LLC agreed to sell the Pine Ridge Uranium Project to Powder River Basin LLC for the following consideration:

(i)	Payment by Powder River Basin LLC to Stakeholder Energy, LLC of an aggregate of US$22,500,000 in cash, payable in three installments of US$7,500,000 each, as follows:

(a)	US$7,500,000 to be paid at the closing, or the Pine Ridge Closing, of the purchase of the Pine Ridge Uranium Project pursuant to the Pine Ridge Purchase and Sale Agreement, or the First Installment (which amount has been paid);

(b)	US$7,500,000 to be paid on or before the one-year anniversary of the Pine Ridge Closing, or the Second Installment; and

(c)	US$7,500,000 to be paid on or before the two-year anniversary of the Pine Ridge Closing, or the Third Installment.

In addition, the Pine Ridge Purchase and Sale Agreement obligates Powder River Basin LLC to pay Stakeholder Energy, LLC a production royalty based on an applicable royalty percentage (which will be calculated by a net smelter returns variable between 3.5% and 6%, dependent on U3O8 realized price) from uranium, vanadium and related minerals produced and sold or deemed sold by Powder River Basin LLC from any additional property or property interests acquired by the Powder River Basin LLC, or its affiliates or permitted assigns, within 20 years after March 11, 2025.

The Pine Ridge Purchase and Sale Agreement also requires Powder River Basin LLC to expend a minimum of US$10,000,000 in exploration and development costs by the three-year anniversary of the Pine Ridge Closing.

In connection with Powder River Basin LLC’s payment and performance obligations under the Pine Ridge Purchase and Sale Agreement, the terms of the agreement governing the Joint Venture, or the Joint Venture Agreement, obligates each party to the Joint Venture (being Usuran Resources Inc, a wholly owned subsidiary of GUE, and Snow Lake Exploration (US) Ltd., our wholly owned subsidiary) to contribute the following amounts in cash to Powder River Basin LLC:

(i)	US$5,250,000 prior to the first anniversary of the Pine Ridge Closing (of which US$3,750,000 was required to be, and was, contributed prior to the Pine Ridge Closing);

(ii)	US$5,250,000 prior to the second anniversary of the Pine Ridge Closing; and

(iii)	US$2,000,000 prior to the third anniversary of the Closing under the Acquisition Agreement.

The Pine Ridge Closing occurred on April 28, 2025. On April 28, 2025, we also consummated our acquisition of a 19.99% interest in GUE.

The Joint Venture entity, Powder River Basin LLC, has a management committee consisting of four representatives, two of which are required to be, and have been, appointed by Usuran Resources Inc and two of which are required to be, and have been, appointed by Snow Lake Exploration (US) Ltd. Powder River Basin LLC is required to be managed by one manager. The initial manager is Usuran Resources Inc.

The foregoing descriptions of the material terms of the Pine Ridge Purchase and Sale Agreement and the Joint Venture Agreement are qualified in their entirety by reference to the respective agreements, each of which is incorporated by reference as an exhibit to this Annual Report.

The Pine Ridge Uranium Project is an In-Situ Recovery (ISR) uranium exploration project located in the southwestern Powder River Basin of Wyoming, United States. Historically, the Powder River Basin has been a significant area for uranium production in the United States, primarily via ISR production methods. The Pine Ridge Uranium Project is surrounded by existing uranium projects held by Uranium Energy Corp. and Cameco Corporation, and is also located approximately 15 kilometres (approximately 9.3 miles) from Cameco’s Smith Ranch Mill which has a licensed capacity of 5.5 million pounds U3O8 per annum. The Pine Ridge Uranium Project covers an area of approximately 15,130 hectares (approximately 37,387 acres).

On July 25, 2025, we announced the commencement of an initial drill program, consisting of approximately 38,000 meters (or 125,000 feet) of drilling, at the Pine Ridge Uranium Project. On September 17, 2025, we announced initial drill results on the Pine Ridge Uranium Project. Drilling is expected to continue through the end of November 2025.

While the Pine Ridge Uranium Project is currently our main project, we currently do not consider the Pine Ridge Uranium Project material to our company at this time. Our other uranium project is the Engo Valley Uranium Project, which is described below.

The Engo Valley Uranium Project

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

In July 2024, we entered into a share purchase agreement with the shareholders of Engo Valley, or the Engo Valley Shareholders, Engo Valley, OG, and NMIH, to acquire Engo Valley in two stages, as follows:

(i)	We acquired an initial 80% undivided interest in Engo Valley, which represents a 68% undivided interest in NMIH, or the First Stage Interest, by (a) paying to OG, upon the execution of the binding letter of intent, a cash amount of US$250,000, (b) incurring exploration expenditures of a minimum of US$200,000 on the Engo Valley Uranium Project on or prior to July 31, 2024, and (c) issuing to Engo Valley and its designees, on August 7, 2024 (being the closing date of the First Stage Interest), an aggregate of 155,730 of our common shares, or the First Stage Shares, being the common shares calculated by dividing US$2.0 million by the 5-day volume weighted average price of our common shares as of a specified date (which was US$12.84). In accordance with the terms of the share purchase agreement, 50% of the First Stage Shares issued to Engo Valley and its designees have vested. The remaining 50% of the First Stage Shares have been placed in escrow, and will vest and be released from escrow upon the completion of an SK-1300 compliant mineral resource estimate on the Engo Valley Uranium Project.

(ii)	We acquired an additional 20% undivided interest in Engo Valley, which represents a 17% undivided interest in NMIH, or the Second Stage Interest, upon our incurring additional exploration expenditures of a minimum of US$800,000 on the Engo Valley Uranium Project.

Having acquired the Second Stage Interest, we are now obligated to make the following payments to Engo Valley, in the form of our common shares, upon the achievement of the following milestones:

(i)	Milestone Payment No. 1: In the event an SK-1300 compliant technical report determines there is a uranium mineral resource on the Engo Valley Uranium Project of a minimum of 10 million pounds with a minimum average grade of 250 ppm U3O8, we will issue to Engo Valley or as it directs, an aggregate of 79,302 of our common shares, being the common shares calculated by dividing US$1,000,000 by the closing price of our common shares on February 20, 2024, as reported by the Nasdaq Capital Market (which was US$12.61); and

(ii)	Milestone Payment No. 2: In the event an SK-1300 compliant technical report determines there is a uranium mineral resource on the Engo Valley Uranium Project of a minimum of 25 million pounds with a minimum average grade of 250 ppm U3O8, we will issue to Engo Valley or as it directs, an aggregate of 79,302 of our common shares, being the common shares calculated by dividing US$1,000,000 by the closing price of our common shares on February 20, 2024, as reported by the Nasdaq Capital Market (which was US$12.61).

The foregoing description of the material terms of the share purchase agreement is qualified in its entirety by reference to the share purchase agreement, which is incorporated by reference as an exhibit to this Annual Report.

On February 13, 2025, we announced the successful completion of our Phase 1 drill program at the Engo Valley Uranium Project. The Phase 1 drill program consisted of 1,570 meters of drilling in 20 reverse circulation drill holes, with downhole radiometrics completed on each drill hole. Our Phase 2 drill program at the Engo Valley Uranium Project is currently underway, and is planned to consist of up to 7,500 meters of a combination of reverse circulation and diamond drilling, and is designed to provide a drill database sufficient to calculate a maiden uranium mineral resource estimate in accordance with SK-1300. On June 18, 2025, we announced the completion of the first segment of our Phase 2 drill program at the Engo Valley Uranium Project, and the commencement of the diamond drilling segment of our Phase 2 drill program at the Engo Valley Uranium Project.

We do not consider the Engo Valley Uranium Project material at this time.

Our Other Project

Kadmos Energy Services

On October 17, 2025, we entered into a series of agreements with Kadmos Energy Services LLC, or Kadmos, a Delaware limited liability company, to acquire an equity interest in Kadmos. The investment was completed on October 21, 2025.

Under a subscription and purchase agreement, we subscribed for 4,900,000 Class A Membership Units of Kadmos for total consideration of US$10,000,000. Of the US$10,000,000 amount, US$2,000,000 was paid in cash at closing and the remaining US$8,000,000 was evidenced by a secured promissory note issued to Kadmos. The investment was completed concurrently with the execution of an amended and restated operating agreement, secured promissory note, and unit pledge agreement.

The promissory note provides that repayment of principal may be made, at our sole discretion, in either cash or our common shares. The note is secured by up to 3,920,000 Class A Units in Kadmos pursuant to the Unit Pledge Agreement, which provides for an automatic release of pledged units as payments are made and forfeiture of the proportionate number of units upon default.

The amended and restated operating agreement became effective on October 17, 2025, and established the capital and governance structure of Kadmos, as follows:

●	4,900,000 Class A Units were issued to Snow Lake Investments (US) Ltd., our subsidiary (part of which is subject to the pledge agreement);

●	5,100,000 Class B Units were issued to Exodys Energy and certain founding members of Kadmos; and

●	1,000,000 Profits Interest Units are authorized under a 2025 Equity Incentive Plan for employees and consultants.

Kadmos is governed by a board of managers. The board of managers of Kadmos initially consists of three members of which one is required to be, and has been, appointed by us. The board of managers of Kadmos will expand to five members if we contribute an additional US$2,000,000 under the promissory note, thereby granting us the right to appoint a majority of the members of the board of directors of Kadmos.

Our Competitive Strengths

We believe that the following competitive strengths will contribute to our success and differentiate us from our competitors:

●	We have a unique portfolio of clean energy mineral projects, including the Pine Ridge Uranium Project.

●	Our operations are located in the mining friendly jurisdictions.

●	Our leadership team consists of experienced mining executives, with a track record of exploration, development and operations, as well as corporate financing and mergers and acquisitions.

Marketing and Advertising

Given the current stage of development of our mineral resource projects, we are currently not in a position to consider the form and terms and conditions of potential sale of products produced from our projects. Typically, in the uranium industry, primary uranium concentrate is sold under long term offtake agreements. Such arrangements typically specify quantities, price, product specifications and requirements, delivery schedules, together with other customary terms and conditions.

Our Customers

Given the current stage of development of our mineral resource projects, we are currently not in a position to develop a customer base, as we do not have sample products available for product qualification.

Competition

We face intense competition in the mineral exploration and exploitation industry on an international, national and local level. We compete with other mining and exploration companies, many of which possess greater financial resources and technical facilities than we do, in connection with the exploration and mining of suitable properties and in connection with the engagement of qualified personnel. The uranium exploration and mining industry is fragmented, and we are a very small participant in such sector. Many of our competitors explore for a variety of minerals and control many different properties around the world. Many of them have been in business longer than we have and have established more strategic partnerships and relationships and have greater financial accessibility than we have.

Intellectual Property

We do not have any registered intellectual property rights.

Facilities

Our corporate address is 360 Main St., 30th Floor, Winnipeg, Manitoba, R3C 4G1, Canada. Currently, we do not maintain any office or operational facilities other than an off-site storage facility for our core samples, which we lease at a nominal fee. We believe that we will be able to obtain adequate facilities, principally through leasing, to accommodate our future expansion plans.

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

Legal Proceedings

From time to time, we may be subject to legal proceedings. We are not currently a party to or aware of any proceedings that we believe will have, individually or in the aggregate, a material adverse effect on our business, financial condition or results of operations. Regardless of outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

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

In the United States (where the Pine Ridge Uranium Project is located), principal federal regulatory authorities include:

●	The U.S. Nuclear Regulatory Commission, or the NRC, which regulates the possession, transfer, and use of source material (including uranium and thorium) under the Atomic Energy Act of 1954, as amended. Any entity seeking to construct or operate a uranium recovery facility must obtain a source material license from the NRC or, in “Agreement States,” from a state regulatory authority authorized by the NRC to administer such licensing. Wyoming became an Agreement State in 2018, and the Wyoming Department of Environmental Quality, or the WDEQ, now has primary authority for uranium recovery licensing within the state.

●	The U.S. Environmental Protection Agency, or the EPA, which establishes environmental standards applicable to uranium recovery operations, including standards for air emissions, water discharges, groundwater protection, and hazardous waste management under statutes such as the Clean Air Act, Clean Water Act, Safe Drinking Water Act, and Resource Conservation and Recovery Act.

At the state level, the WDEQ oversees environmental permitting, groundwater restoration, and reclamation under the Wyoming Environmental Quality Act. The Wyoming State Engineer’s Office regulates the use of groundwater and surface water for mining operations, while the Wyoming Office of State Lands and Investments administers mineral leases on state-owned lands.

We are also required to comply with numerous environmental and occupational safety standards. Non-compliance with these requirements can result in enforcement actions, including fines, suspension of permits, or other sanctions. The costs of compliance, as well as delays in obtaining necessary approvals, may materially affect our operations and results.

Environmental and mining regulations are subject to change, and future amendments may impose more stringent requirements or increase the cost and complexity of regulatory compliance, any, all, or any combination of which could have a material adverse effect on our business, financial condition or prospects.

4.C. Organizational structure

The chart below presents our corporate structure:

4.D. Plants, Property and Equipment

Our corporate address is 360 Main St., 30th Floor, Winnipeg, Manitoba, R3C 4G1, Canada. Currently, we do not maintain any office or operational facilities other than an off-site storage facility for our core samples, which we lease at a nominal fee. We believe that we will be able to obtain adequate facilities, principally through leasing, to accommodate our future expansion plans. For a description of the real property owned by us, please see “Item 4.B. Business Overview - Industry” herein.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes included elsewhere in this Annual Report. This discussion may contain forward-looking statements. Our actual results may differ materially from those anticipated in these forward-looking statements because of various factors, including those set forth under Item 3 “Key Information-D. Risk Factors” or in other parts of this Annual Report. See also “Cautionary Statement Regarding Forward-looking Statements.”

5.A. Operating Results

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations, or the MD&A, summarizes the significant factors affecting our operating results, financial condition, liquidity and cash flows as of and for the years ended June 30, 2025, 2024, and 2023. This MD&A should be read in conjunction with our consolidated financial statements and the related notes thereto for the years ended June 30, 2025, 2024 and 2023, or the 2025 Financials. Amounts are expressed in Canadian dollars unless otherwise stated. This MD&A contains forward-looking statements that are based on the beliefs of management, as well as assumptions made by, and information currently available to, our management. Actual results could differ materially from those discussed in or implied by forward-looking statements as a result of various factors.

The 2025 Financials and the financial information contained in this MD&A are prepared pursuant to IFRS and in accordance with the standards of the United States Public Company Accounting Oversight Board. As permitted by the rules of the SEC for foreign private issuers, we do not reconcile our financial statements to U.S. GAAP.

During the year ended June 30, 2025, we remained at the exploration stage, did not place any of our mineral properties into production, and did not generate any revenues. Our planned exploration and development of mineral resources, primarily uranium, will require significant investment prior to commercial introduction and may never be successfully developed or commercially successful.

Business Outlook and Strategy

See “4.B. Business Overview—Industry” above.

Corporate Developments

See “4.A. History and Development of the Company—Recent Developments” above.

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

	2025	2024	2023
	C$	C$	C$

Expenses
Professional fees	1,584,940	1,563,678	6,971,520
Consulting fees	6,432,754	937,410	858,517
Stock-based compensation	361,977	953,845	2,630,249
Directors’ and officers’ consulting fees	1,589,560	915,768	3,840,915
Insurance expense	359,242	540,364	924,834
General and administrative expenses	1,133,908	380,746	518,824
Travel expenses	307,175	282,806	248,746
Transfer agent and regulatory fees	258,964	144,611	141,446
Research expenses	—	41,066	12,000
Depreciation on right-of-use assets	29,040	31,680	2,640
Bank fees and interest	8,598	7,097	13,577
Accretion expense	1,735	5,907	654
Interest on loan and debentures	10	77	1,193
Total Expenses	(12,067,903)	(5,805,055)	(16,165,115)

Other Items
Loss on termination of property options	(1,450,319)	(4,652,894)	—
Gain (loss) on change in fair value of derivative liabilities	322,552	2,382,179	(246,460)
Realized loss on sale of short-term investments	(41,063)	—	—
Unrealized gain on change of fair value of investments	847,813	—	—
Share of loss on investment in joint venture	(17,315)	—	—
Gain (loss) on debt settlement	(3,670,079)	56,924	(157,502)
Taxes and penalties	(1,059,721)	—	—
Premium on flow-through shares	2,016,543	1,159,632	—
Reversal on flow-through premium liability	460,974	—	—
Grant income	—	—	109,750
Interest income	29,494	439	—
Foreign exchange gain (loss)	(1,356,764)	7,857	996,382
	(3,917,885)	(1,045,863)	702,170

Net Loss and Comprehensive Loss	(15,985,788)	(6,850,918)	(15,462,945)

During Fiscal 2025, we incurred total operating expenses of C$12,067,903, as compared to total operating expenses of C$5,805,055 in 2024 and C$16,165,115 in 2023. The substantial increase in operating expenses in fiscal 2025 compared to fiscal 2024 was primarily due to higher consulting and professional fees as we raised additional capital and expanded our exploration and evaluation property portfolio and scope. The increase in general and administrative expenses reflects the overall scale-up in corporate activity, including regulatory, marketing, and advisory costs associated with strengthening our project portfolio. The substantial reduction in operating expenses in fiscal 2024 compared to fiscal 2023 was a direct result of a one-time addendum payment made to certain of our former officers in fiscal 2023 (see below). Management continue to monitor cash flows and explore ways to reduce expenditure.

Professional fees in fiscal 2025 totalled C$1,584,940, compared to C$1,563,678 in fiscal 2024 and C$6,971,520 in fiscal 2023. Professional fees are comprised primarily of services from outside consultants, including legal counsel, accountants and auditors, which are all essential to our operations. In fiscal 2023, we incurred substantial legal expenses in relation to a proxy requisition among certain shareholders and our former management team, which culminated with a restructure which took place upon completion of an annual general and special meetings in January 2023.

Consulting fees totalled C$6,432,754 in fiscal 2025, compared to C$937,410 in fiscal 2024 and C$858,517 in fiscal 2023. Consulting fees are comprised of third-party work for marketing, investor relations and information technology. These fees are primarily related to promotional activities related to costs associated with building our marketing strategy. The substantial increase in consulting in fiscal 2025 compared to fiscal 2024 and 2023 was due to our efforts towards raising a significant amount of money in order to focus efforts on substantial exploration and evaluation activities.

Stock-based compensation totalled C$361,977 in fiscal 2025, compared to C$953,845 in fiscal 2024 and C$2,630,249 in fiscal 2023. We granted restricted share units and stock options to certain officers and directors, including a grant of our Chief Executive Officer in July 2023. The amount of stock-based compensation recorded is dependent on the valuation of the grant date fair value of these securities, which is subject to various estimates, based on the application of the Black-Scholes valuation model which requires management to make various assumptions and estimates which are susceptible to uncertainty, including the expected volatility of the share price, expected forfeitures, expected dividend yield, expected term of the warrants or options, and expected risk-free interest rate. Changes in these input assumptions can significantly affect the fair value estimate.

Directors’ and officers’ consulting fees totalled C$1,589,560 in fiscal 2025, compared to C$915,768 in fiscal 2024 and C$3,840,915 in fiscal 2023. As mentioned above, a one-time addendum payment was made to former executives of the Company in fiscal 2023. On November 1, 2022, we amended consulting agreements with entities controlled by our former Chief Executive Officer and Chief Operating Officer with regards to the termination clause of their respective agreements. As a result of the addendum, we recorded fees of C$1,672,988 and C$881,842, respectively, of which the payout was made to the respective entities controlled by the former Chief Executive Officer and Chief Operating Officer. Excluding the effect of the addendum payments, we were able to reduce these consulting fees in fiscal 2024. The increase in directors’ and officers’ consulting fees in fiscal 2025 compared to fiscal 2024 was due to one-time bonuses and payments to award directors and officers for their efforts during the year.

Insurance expense from directors’ and officers’ insurance coverage totalled C$359,242, C$540,364, and C$924,834 in fiscal years 2025, 2024, and 2023, respectively. Upon our listing, we were required to obtain directors’ and officers’ insurance for our officers and directors at a premium price due to our lack of history of operations. Since then, we have been able to renew our directors’ and officers’ insurance coverage at lower premiums, which explains the year-to-year reductions in insurance expense from fiscal 2023 through fiscal 2025.

General and administrative expenses totalled C$1,133,908, C$380,746, and C$518,824 in fiscal years 2025, 2024, and 2023, respectively. The increase in general and administrative expenses in fiscal 2025 compared to fiscal 2024 reflects the overall scale-up in corporate activity, including regulatory, marketing, and advisory costs associated with strengthening our project portfolio.

Travel expenses remained consistent, totalling C$307,175, C$282,806, and C$248,746 in fiscal years 2025, 2024, and 2023, respectively.

Other expenses include transfer agent and regulatory fees, research expenses, depreciation on right-of-use assets, bank fees and interest, accretion expense, and interest on loan and debentures. These expenses totaled C$298,347, C$230,438, and C$171,510 in fiscal years 2025, 2024, and 2023, respectively. The increase is primarily related to depreciation on the Company’s right-of-use assets. The increase in fiscal 2025 compared to fiscal 2024 was related to an increase in transfer agent and regulatory fees in connection with a series of equity offerings we conducted in fiscal 2025, partly offset by reductions in accretion expense and interest on loan and debentures. The increase in fiscal 2024 compared to fiscal 2023 was primarily due to increases in research expenses, depreciation on right-of-use assets and accretion expense, partly offset by reductions in bank fees and interest and interest on loan and debentures.

We also recorded losses relating to other items of C$3,917,885 in fiscal 2025, compared to losses relating to other items of C$1,045,863 in fiscal 2024 and C$702,170 in fiscal 2023. Items contributing to the significant increase in losses relating to other items in fiscal 2025 compared to prior years include a comparatively significant loss on debt settlement and foreign exchange loss.

Overall, we recorded net and comprehensive losses of C$15,985,788, C$6,850,918, C$15,462,945 in fiscal years 2025, 2024, and 2023, respectively, which translates to net losses per share of C$3.21, C$4.40, and C$11.15 for fiscal years 2025, 2024, and 2023, respectively.

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

	2025	2024	2023
	C$	C$	C$
Cash Flows used in Operating Activities	(9,390,622)	(3,742,326)	(10,298,791)
Cash Flows provided by (used in) Financing Activities	46,172,166	6,909,611	(191,307)
Cash Flows used by Investing Activities	(21,479,352)	(4,481,208)	(9,461,430)
Increase (Decrease) in Cash	15,302,192	(1,313,923)	(19,951,528)
Cash, beginning of year	2,526,957	3,840,880	23,792,408
Cash, end of year	17,829,149	2,526,957	3,840,880

During Fiscal 2025, net cash used in our operating activities was C$9,390,622, compared to C$$3,742,326 in fiscal 2023 and C$10,298,791 in fiscal 2023. The increase in operating spending in fiscal 2025 compared to fiscal 2024 was due to higher consulting and professional fees as we engaged additional technical, financial, and legal advisors to support capital raising activities, project advancement, and corporate development initiatives. We also increased spending on exploration and evaluation work across our properties as part of our strategy to expand and strengthen our project portfolio. The decrease in operating spending in fiscal 2024 compared to fiscal 2023 was due management’s emphasis on reducing discretionary expenditure. The comparative decrease in cash used in fiscal 2024 compared to fiscal 2023 was also related to the one-time addendum payments made to the respective entities controlled by our former Chief Executive Officer and Chief Operating Officer as noted in the “—Results of Operations” section above.

During Fiscal 2025, net cash provided by financing activities was C$46,172,166. The amount was related to net proceeds from issuances of common shares of C$46,601,843, of which C$662,083 in share issuance costs was in accounts payable at year end, net against C$195,638 spent on share repurchases, C$32,842 spent on lease payments, and C$863,280 spent on redemption of restricted share units. Issuances of common shares included (i) our August 2024 ATM Offering (ii) our two best efforts offerings in December 2024 and one best efforts offering in January 2025, and (iii) our April 2025 ATM Offering. See “4.A. History and Development of the Company—Recent Developments.”

During Fiscal 2024, net cash provided by financing activities was C$6,909,611, compared to net cash used in financing activities of C$191,307 in fiscal 2023. In fiscal 2024, we closed an offering for net proceeds of C$7,491,915. We also made a payment of C$546,476 upon the redemption of certain restricted share units and lease payments of C$35,828. In fiscal 2023, we did not participate in any material financing activities other than repaying a loan for C$201,532 and receiving total proceeds of C$31,578 upon exercises of warrants.

During Fiscal 2025, we also incurred investing cash outflows of C$21,479,352, compared to investing cash outflows of C$4,481,208 in fiscal 2024 and C$9,461,430 in fiscal 2023. The foregoing amounts primarily stemmed from payments made for our exploration and evaluation assets on our various projects, investments in our joint venture, investments in short-term and long-term loan receivable, and investments in short-term and long-term marketable securities.

As we are yet to generate any revenue to date, we currently have no regular cash flows from operations, and the level of operations is principally a function of availability of capital resources. Our primary source of funding has historically been through public and private equity financings and private placements of convertible debentures.

In fiscal 2025, we raised an aggregate of approximately US$44,207,788 through offerings. During the year, we concluded the August 2024 ATM Offering, pursuant to which we sold a total of 1,009,919 common shares for aggregate net proceeds of US$2,897,622. On December 20, 2024, we closed a best-efforts public offering pursuant to which we sold an aggregate of 1,211,538 common shares at a public offering price of US$5.33 per share, for net proceeds of approximately US$6,457,500. On December 31, 2024, we closed another best-efforts public offering pursuant to which we sold an aggregate of 1,442,307 common shares at a public offering price of US$10.40 per share, for net proceeds of approximately US$15,000,000. On January 27, 2025, we closed a third best-efforts public offering pursuant to which we sold an aggregate of 1,230,769 common shares at a public offering price of US$13.00 per share, for net proceeds of approximately US$16,000,000. Finally, on April 17, 2025, we effected the April 2025 ATM Offering, pursuant to which we could offer and sell up to US$50,000,000 of our common shares. As of June 30, 2025, we had sold a total of 948,359 common shares pursuant to the April 2025 ATM Offering for net proceeds of US$3,858,666. As of the date of this Annual Report, we have sold a total of 7,685,923 common shares pursuant to the April 2025 ATM Offering for net proceeds of US$40,033,238.

Going forward, we will likely have to continue to rely on equity or debt financing in order to maintain our working capital and expenditures requirements, and to service our flow-through expenditures requirement. There is no guarantee that we will be able to successfully complete such financing, as market conditions and business performance may dictate availability and interest.

As at June 30, 2025, we had cash of C$17,829,149, which we believe, but can provide no guarantee, will be sufficient to meet our anticipated operating expenses and capital expenditures requirements through at least the next 12 months. Management is actively monitoring cash forecasts and managing performance against its forecasts. In fiscal 2025, we built up our financial position through a series of public offerings. Nevertheless, we remain cautious in our capital management approach and will continue to look for new sources of financing in the next 12 months to fund our working capital to advance our operations.

Significant Accounting Judgments, Estimates and Assumptions

The preparation of our consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, revenue and expenses. These are described in greater detail in Note 2(e) to the 2025 Financials.

Summary of Significant Accounting Policies

The significant accounting policies used by us are described in greater detail in Note 3 to the 2025 Financials.

Off Balance Sheet Arrangements

As at June 30, 2025 and the date of this Annual Report, we do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our results of operations or financial condition.

Contingencies

Our exploration and evaluation activities are subject to various laws and regulations governing the protection of the environment. These laws and regulations are continually changing and generally becoming more restrictive. As at June 30, 2025, we believe our operations are materially in compliance with all applicable laws and regulations. We expect to make future expenditures to comply with such laws and regulations.

As of June 30, 2025, we had made a claim against certain of our former directors and their holding companies for, among other things, breach of fiduciary duty as a result of, amongst other matters, of those directors approving changes to the consulting agreements between the former Chief Executive Officer and Chief Operating Officer and their holding companies, for termination payments of US$1,392,000 (to US$1,872,000) during a time where it was clear that a change of control of the Company was imminent and increased the range of instances where they would be eligible for those payments. We take the position that the amendments are void and that the former Chief Executive Officer and Chief Operating Officer were not entitled to any payments under their consulting agreements. We seek to recover the payments made to the former Chief Executive Officer and Chief Operating Officer.

As of the date of this Annual Report, all defendants have now filed Statements of Defence. All defendants have made counterclaims seeking indemnification for legal fees incurred in responding to this claim in relation to directors’ indemnity agreements they have with the Company. We take the position that the defendants are not eligible for indemnity payments as a result of their breaches of fiduciary duties. The next step will be for us to file our Replies and Defences to Counterclaims, and then proceed to discovery. As at June 30, 2025, as the outcome of the claims remains uncertain, we had not recognized any contingent assets on the consolidated statements of financial position.

On July 13, 2023, we also filed an application against our former Manitoba law firm seeking to assess for reasonableness certain invoices of the law firm rendered between May 2022 and January 2023, as well as the repayment of any fees paid to the law firm which the Court finds to be unreasonable. During the year ended June 30, 2024, we received an aggregate amount of C$150,000, relating to compensation against applications filed against certain former legal counsels.

Subsequent Events

Subsequent to June 30, 2025, the Company had sold 6,737,564 common shares for gross proceeds of US$36,174,572 under the ATM Sales Agreement with the Agent.

On July 17, 2025, the Board of Directors of the Company passed a resolution with the following key actions:

●	107,125 RSUs were granted to directors, audit committee members, and consultants.
●	The price of all outstanding stock options was reduced to US$5.00.
●	4,000 options were granted to a member of the Board, vesting immediately, with an exercise price of US$5.00 and an expiry of January 30, 2028.

Subscription Agreement with GTI Energy Limited

Subsequent to year end, the Company entered into a Subscription Agreement with GTI Energy Limited (“GTI”), an Australian public company listed on the ASX.

Under the agreement, the Company subscribed for 424,866,286 fully paid ordinary shares in GTI at an issue price of A$0.0035 per share, for total consideration of A$1,487,032. The subscription also included 212,433,143 free-attaching options with an exercise price of A$0.010 per option expiring September 25, 2028.

Proposed Acquisition of Global Uranium and Enrichment Limited

On October 6, 2025, the Company entered into a binding Scheme Implementation Deed (“SID”) with GUE, pursuant to which the Company will acquire 100% of the shares and unlisted options of GUE that it does not already own.

Investment in Kadmos Energy Services LLC

On October 17, 2025, the Company entered into a series of agreements with Kadmos Energy Services LLC (“Kadmos”), a Delaware limited liability company, to acquire an equity interest in Kadmos.

Under the Subscription and Purchase Agreement, the Company subscribed for 4,900,000 Class A Membership Units of Kadmos for total consideration of US$10,000,000. Of this amount, US$2,000,000 was paid in cash at closing and the remaining US$8,000,000 was evidenced by a Secured Promissory Note (the “Note”) issued to Kadmos. The investment was completed concurrently with the execution of the Amended and Restated Operating Agreement, Secured Promissory Note, and Unit Pledge Agreement.

The Note provides that repayment of principal may be made, at the Company’s sole discretion, in either cash or freely tradable common shares of the Company. The Note is secured by up to 3,920,000 Class A Units in Kadmos pursuant to the Unit Pledge Agreement, which provides for an automatic release of pledged units as payments are made and forfeiture of the proportionate number of units upon default.

The Amended and Restated Operating Agreement became effective on October 17, 2025, and established the capital and governance structure of Kadmos as follows:

•	4,900,000 Class A Units issued to Snow Lake Investments (US) Ltd.;

•	5,100,000 Class B Units issued to Exodys Energy and founding members; and

•	1,000,000 Profits Interest Units authorized under a 2025 Equity Incentive Plan and Phantom Equity Plan for employees and consultants.

The Board of Managers initially consists of three members of which one will be appointed by the Company. The Board will expand to five members if the Company contributes an additional US$2,000,000 under the Note, thereby granting the Company the right to appoint a majority of directors.

5.C. Research and Development, Patents and Licenses, Etc.

We have no significant research and development plans at present.

During fiscal 2024 and 2023, we incurred expenses in connection with certain work through a collaboration with the University of Manitoba to strengthen the understanding of lithium deposits in Snow Lake, Manitoba, which are recorded as research expenses in for fiscal 2024 and 2023.

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

5.E. Critical Accounting Estimates

The preparation of our consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, revenue, and expenses. On an ongoing basis, management evaluates its judgments and estimates in relation to assets, liabilities, revenue, and expenses. Management uses historical experience and various other factors it believes to be reasonable under the given circumstances as the basis for its judgments and estimates. Actual outcomes may differ from these estimates under different assumptions and conditions. These estimates are reviewed periodically, and adjustments are made as appropriate in the period they become known.

Items for which actual results may differ materially from these estimates are described as follows:

Going concern

At each reporting period, management exercises judgment in assessing our ability to continue as a going concern by reviewing our performance, resources, and future obligations. The conclusion that we will be able to continue as a going concern is subject to critical judgments of management with respect to assumptions surrounding the short and long-term operating budgets, expected profitability, investment and financing activities and management’s strategic planning. The assumptions used in management’s going concern assessment are derived from actual operating results along with industry and market trends. Management believes there is sufficient capital to meet our business obligations for at least the next 12 months, after taking into account expected cash flows, including financing activities, and our cash position at year-end.

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

Technical feasibility and commercial viability

Management exercises judgment, in accordance with IFRS 6 – Exploration for and Evaluation of Mineral Resources, or IFRS 6, to determine an accounting policy specifying which expenditures, if any, are capitalized as exploration and evaluation assets, and to apply the policy consistently. Exploration and evaluation expenditures not capitalized as exploration and evaluation assets are expensed as incurred. Once the technical feasibility and commercial viability of extracting a mineral resource are demonstrable, an entity stops recording exploration and evaluation expenditures for that mineral project, tests capitalized exploration and evaluation assets (if any) for impairment and reclassifies those exploration and evaluation assets to other applicable development-stage accounts. An assessment of technical feasibility and commercial viability is conducted on a project-by-project basis with regard to all relevant facts and circumstances. The nature and status of the mineral project is determined on the merits of the mineral project itself

Provisions

Provisions recognized in the consolidated financial statements involve judgments on the occurrence of future events, which could result in a material outlay for us. In determining whether an outlay will be material, we consider the expected future cash flows based on facts, historical experience and probabilities associated with such future events. Uncertainties exist with respect to estimates made by management and as a result, the actual expenditure may differ from amounts currently reported.

Determination of joint control and classification

The assessment of whether we have control, joint control, or significant influence over another entity requires judgment. Key considerations include: (i) the activities that most significantly affect returns and how decisions about those activities are made; (ii) whether decisions require unanimous consent of the parties that collectively control the arrangement; (iii) whether rights held by other parties are substantive or protective; and (iv) the legal form of any separate vehicle and the contractual terms. These judgments affect whether an investee is consolidated as a subsidiary, accounted for as a joint operation or joint venture, or as an associate. Changes in facts and circumstances may result in a re-assessment of the classification.

Income taxes

Income taxes and tax exposures recognized in the consolidated financial statements reflect management’s best estimate of the outcome based on facts known at the reporting date. When we anticipate a future income tax payment based on our estimates, we recognize a liability. The difference between the expected amount and the final tax outcome has an impact on current and deferred taxes when we become aware of this difference.

In addition, when we incur losses that cannot be associated with current or past profits, we assess the probability of taxable profits being available in the future based on our budgeted forecasts. These forecasts are adjusted to take account of certain non-taxable income and expenses and specific rules on the use of unused credits and tax losses. When the forecasts indicate the sufficient future taxable income will be available to deduct the temporary differences, a deferred tax asset is recognized for all deductible temporary differences.

Options, restricted share units and warrants

Options, restricted share units and warrants, including finders’ warrants, are initially recognized at fair value using market-based valuation techniques. The fair value of the market-based and performance-based share awards are determined at the date of grant using generally accepted valuation techniques. Assumptions are made and judgments are used in applying the valuation techniques. These assumptions and judgments include the expected volatility of the share price, expected forfeitures, expected dividend yield, expected term of the warrants or options, and expected risk-free interest rate. Such assumptions and judgments are inherently uncertain. Changes in these assumptions can affect the fair value estimates of stock-based compensation.

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

Functional currency

The functional currency for the Company and its subsidiaries is the currency of the primary economic environment in which they operate. Determination of functional currency involves significant judgments and other entities may make different judgments based on similar facts. Periodically, we reconsider the functional currency of our business if there is a change in the underlying transactions, events or conditions which determine our primary economic environment.

Shares issued for non-cash consideration

We are required to recognize these transactions at fair value which requires judgment in selecting valuation techniques and other factors.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. Directors and Senior Management

The following table sets forth certain information regarding our directors and executive officers.

NAME	AGE	POSITION
Frank Wheatley	67	Chief Executive Officer
Kyle Nazareth	34	Interim Chief Financial Officer
Brian Youngs	73	Vice President, Exploration
Peretz Schapiro	45	Director
Nachum Labkowski	39	Director
Kathleen Skerrett	56	Independent Director
Brian Imrie	64	Independent Director
Shlomo Kievman	40	Independent Director
Jack Wortzman	[●]	Independent Director

On July 1, 2024, our board of directors appointed Mr. Kyle Nazareth, as our Interim Chief Financial Officer, effective July 1, 2024. Effective June 30, 2024, Keith Li resigned as Chief Financial Officer to pursue other opportunities.

Frank Wheatley. Prior to joining us, Mr. Wheatley has, for the past 35 years, been a senior executive and independent director of a number of Canadian public mining companies operating globally in precious, base and industrial metals. Mr. Wheatley was an independent director Teranga Gold Corporation from 2010 to 2021, when it was acquired by Endeavour Mining, and was appointed an independent director of Endeavour Mining upon the closing of the acquisition. He was the Executive Director of Talison Lithium Limited from 2010 to 2013, until its acquisition by Tianqui Lithium. Mr. Wheatley served as the Chief Executive Officer of Yellowhead Mining Inc. from 2013 to 2018 and as the Chief Executive Officer of and Karnalyte Resources Inc. from 2018 to 2019. From 2019 until present, Mr. Wheatley has been Chief Executive Officer of Wheatley Advisors Inc., providing bespoke advice on ESG matters to Canadian public mining companies in the battery metals space. Mr. Wheatley has extensive domestic and international experience with development and operating gold, copper, lithium and potash companies, including mergers and acquisitions, project financing, project development, and environmental permitting in accordance with all international best practice, environmental and corporate social responsibility standards. Mr. Wheatley has a BComm (Finance) and an LLB from the University of British Columbia. Mr. Wheatley has also been a member of the Law Society of British Columbia since 1985.

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

Brian Youngs. Mr. Youngs joined our company in January 2018 and has served as our Vice President of Exploration since November 2018. Mr. Youngs has more than 25 years of experience in mining exploration. In a number of private and publicly traded junior mining companies, including Randsburg International Gold Corp. from May 2003 to June 2005, Wabana Exploration Inc. from 1999 to 2001 and Meegwich Consultants from 1996 to 2003. He has worked throughout Canada and internationally, as senior airborne geophysics technician with Geotech Ltd. Inc., from June 2008 to December 2017. Mr. Youngs graduated from Northern College - Haileybury School of Mines, Mining Engineering Technician program and is a member of the Ontario Association of Certified Engineering Technicians and Technologists. He has also received a GIS Specialist Diploma from Sault College and a Computer Graphics Design Diploma from Sheridan College.

Peretz Schapiro. Mr. Schapiro has served as our director since January 17, 2023. Mr. Schapiro holds a Master’s degree in Applied Finance and has been a global investor for more than a decade, with a particular focus in the resources sector. He understands the fundamental parameters, strategic drivers, market requirements and what it takes for a high growth business. Mr. Schapiro has a diverse professional background, with deep experience in resource exploration, corporate finance, management consulting, marketing and fundraising. Mr. Schapiro is also the founding Chairman of Loyal Lithium Ltd (ASX:LLI) Founding Chairman of Summit Minerals (ASX:SUM), and has previously held directorships Asra Minerals Limited (ASX:ASR) and Okapi Resources (ASX:OKR). Mr. Schapiro previously also served as our interim Chief Operating Officer, a position from which he resigned on January 30, 2024.

Nachum Labkowski. Mr. Labkowski has served as a member of our board of directors since November 2018 and is currently the Chairman of our board of directors. He is currently the Chief Executive Officer and principal investor in Halevi Enterprises, a private equity firm which Mr. Labkowski founded in 2010 that holds equity in more than 30 private companies and invests in real estate worldwide. Mr. Labkowski’s unique approach to investing has provided significant returns from those companies he has invested in to date.

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

Jack Wortzman. Mr. Wortzman has served as our director since May 8, 2025. Mr. Wortzman played an integral role within the final engineering components of the Industrial and Manufacturing Engineer Department of the Oakville Assembly Plant of Ford of Canada for a period of 18 years. His achievement was the installation of robotic projects and efficiencies which resulted in savings in manpower reductions and higher quality product. He was also instrumental in designing and implementing a method for the distribution of daily workload and task costs in the installation and service of Heating, Ventilation, and Air Conditioning (HVAC) at Enbridge Inc. and Direct Energy for 12 years. He holds a degree from Ryerson University in Cost Accounting. Mr. Wortzman presently sits on the board of several companies.

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

6.B. Compensation of Board Members and Executives

The following table presents in the aggregate all compensation we paid to all of our directors and senior management as a group for the year ended June 30, 2025. The table does not include any amounts we paid to reimburse any of such persons for costs incurred in providing us with services during this period. We are not required to provide the compensation, on an individual basis, of our executive officers and directors under Canadian law.

All amounts reported in the table below reflect the cost to the Company, in thousands of Canadian dollars, for the year ended June 30, 2025.

Name:	Salary or Fees earned or paid in cash (C$)	Option awards (C$)	Common Share Awards (C$)	Cash Bonus (C$)	Total (C$)	Outstanding options as of June 30, 2025 (Common Shares)
All directors and senior management as a group, consisting of 9 persons	1,049,877	361,977	-	618,869	2,030,723	62,137

For the fiscal year ended June 30, 2025, we paid aggregate cash compensation of C$1,668,746 (approximately US$1,223,152 based on the average exchange rate of 1.3643), to our directors and executive officers as a group. We did not pay any other cash compensation or benefits in kind to our directors and executive officers. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our board of directors may determine compensation to be paid to the directors and the executive officers. The compensation committee will assist the directors in reviewing and approving the compensation structure for the directors and the executive officers. For information regarding share awards granted to our directors and executive officers, see “-Stock Option Plan.”

Stock Option Plan

On May 1, 2019, we established the Snow Lake Resources Ltd. Stock Option Plan, which, as amended and restated on October 26, 2021, is referred to herein as the “Plan.” The purpose of the Plan is to grant stock options, or Options, to encourage eligible persons to remain with our Company and to attract new directors, officers, employees and consultants. The aggregate number of common shares that may be reserved for issuance pursuant to Options under the Plan shall not exceed 185,133 common shares. On September 7, 2022, the Plan was purported to be further amended and restated, or the Purported 2022 Plan, to add cashless exercise of the Options under the Plan. On May 17, 2023, our board of directors determined that the September 7, 2022 meeting was neither properly called nor held and accordingly the Purported 2022 Plan, including the cashless exercise feature, was never adopted and the Plan remained the stock option plan in effect prior to the September 7, 2022 meeting. In addition, on May 17, 2023, our board of directors determined that in the event that it is determined by a court of competent jurisdiction in a final, non-appealable judgement that the Purported 2022 Plan were validly approved, our board of directors approved the removal of the cashless exercise feature from the Purported 2022 Plan and revert back to the Plan.

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

Administration of the Plan: The Plan is currently administered by our board of directors. Our board of directors shall have the authority to determine the Eligible Persons to whom Options are granted, to grant such Options, and to determine any terms and conditions, limitations and restrictions in respect of any particular Option grant, including but not limited to the nature and duration of the restrictions, if any, to be imposed upon the acquisition, sale or other disposition of common shares acquired upon exercise of the Option, and the nature of the events and the duration of the period, if any, in which any Participant’s rights in respect of an Option or common shares acquired upon exercise of an Option may be forfeited; and to interpret the terms of the Plan, to make all such determinations and take all such other actions in connection with the implementation, operation and administration of the Plan, and to adopt, amend and rescind such administrative guidelines and other rules and regulations relating to the Plan. our board of directors’ interpretations, determinations, guidelines, rules and regulations shall be conclusive and binding upon our Company, Eligible Persons, Participants and all other persons.

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

As of the date of this Annual Report, 118,996 of our common shares are reserved for future issuance under the Plan and 66,137 of our common shares are currently potentially issuable upon the exercise of outstanding options at an exercise price of US$5.00 per share.

Stock Options:

General. Subject to the provisions of the Plan, our board of directors has the authority to determine all grants of stock options. That determination will include: (i) the number of shares subject to any option; (ii) the exercise price per share; (iii) the expiration date of the option; (iv) the manner, time and date of permitted exercise; (v) other restrictions, if any, on the option or the shares underlying the option; and (vi) any other terms and conditions as the administrator may determine. No fractional common shares shall be reserved for issuance under the Plan and our board of directors may determine the manner in which an Option, insofar as it relates to the acquisition of a fractional Common Share, shall be treated.

Option Price. Our Company must not grant Options with an exercise price lower than the greater of the closing market prices of the underlying securities on: (a) the trading day prior to the date of grant of the Options; and (b) the date of grant of the Options.

Exercise of Options. An option may be exercised only in accordance with the terms and conditions for the option agreement as established by the administrator at the time of the grant. The option must be exercised by notice to us, accompanied by payment of the exercise price. Payments may be made in cash or, at the option of the administrator, by actual or constructive delivery of common shares to the holder of the option based upon the fair market value of the shares on the date of exercise.

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

Vesting Schedule. Options shall vest as determined by our board of directors. Options that may be granted to Eligible Persons performing investor relations activities shall vest over a minimum of 12 months with no more than 1/4 of such Options vesting in any three-month period.

No Rights as a Shareholder. Nothing in the Plan or any Option shall confer upon a Participant any rights as a shareholder of our company with respect to any of the common shares underlying an Option unless and until such Participant shall have become the holder of such common shares upon exercise of such Option in accordance with the terms of the Plan.

Amendment, Suspension and Termination. Our board of directors may amend, subject to the approval of any regulatory authority whose approval is required, suspend or terminate the Plan or any portion thereof. No such amendment, suspension or termination shall alter or impair any outstanding unexercised Options or any rights without the consent of the Participant holding such outstanding Options. If the Plan is suspended or terminated, the provisions of the Plan and any administrative guidelines, rules and regulations relating to the Plan shall continue in effect for the duration of such time as any Option remains outstanding.

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

Other Material Provisions: Every Option shall be evidenced by an Option Agreement executed by us and the Participant, which shall, if the participant is an employee, consultant or management company employee, contain a representation and warranty by us and such Participant. In the event of changes in our outstanding common shares by reason of any share consolidation or split, reclassification or other capital reorganization, or a stock dividend, arrangement, amalgamation, merger or combination, or any other change to, event affecting, exchange of or corporate change or transaction affecting the common shares, our board of directors shall make, as it shall deem advisable and subject to the requisite approval of the relevant regulatory authorities, appropriate substitution and/or adjustment in: (i) the number and kind of shares or other securities or property reserved or to be allotted for issuance pursuant to the Plan; (ii) the number and kind of shares or other securities or property reserved or to be allotted for issuance pursuant to any outstanding unexercised Options, and in the exercise price for such shares or other securities or property; and (iii) the vesting of any Options.

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

The audit committee is responsible for, among other things: (i) retaining and overseeing our independent accountants; (ii) assisting our board of directors in its oversight of the integrity of our financial statements, the qualifications, independence and performance of our independent auditors and our compliance with legal and regulatory requirements; (iii) reviewing and approving the plan and scope of the internal and external audit; (iv) pre-approving any audit and non-audit services provided by our independent auditors; (v) approving the fees to be paid to our independent auditors; (vi) reviewing with our chief executive officer and chief financial officer and independent auditors the adequacy and effectiveness of our internal controls; (vii) reviewing hedging transactions; and (viii) reviewing and assessing annually the audit committee’s performance and the adequacy of its charter.

Compensation Committee

Our compensation committee consists of Nachum Labkowski, Peretz Schapiro and Shlomo Kievman. Shlomo Kievman satisfies the “independence” requirements of Rule 10A-3 under the Exchange Act and Rule 5605(c)(2) of the Nasdaq Marketplace Rules. Nachum Labkowski serves as chairman of the compensation committee. The compensation committee assists our board of directors in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers.

The compensation committee is responsible for, among other things: (i) reviewing and approving the remuneration of our executive officers; (ii) making recommendations to our board of directors regarding the compensation of our independent directors; (iii) making recommendations to our board of directors regarding equity-based and incentive compensation plans, policies and programs; and (iv) reviewing and assessing annually the compensation committee’s performance and the adequacy of its charter.

Nominating and Corporate Governance Committee

Our Nominating and Corporate Governance Committee consists of Nachum Labkowski, Peretz Schapiro and Kathleen Skerrett. Kathleen Skerrett serves as chairman of the nominating and corporate governance committee. The nominating and corporate governance committee assists our board of directors in selecting individuals qualified to become our directors and in determining the composition of our board of directors and its committees.

The nominating and corporate governance committee is responsible for, among other things: (i) identifying and evaluating individuals qualified to become members of our board of directors by reviewing nominees for election to our board of directors submitted by shareholders and recommending to our board of directors director nominees for each annual meeting of shareholders and for election to fill any vacancies on our board of directors ; (ii) advising our board of directors with respect to board organization, desired qualifications of board members, the membership, function, operation, structure and composition of committees (including any committee authority to delegate to subcommittees), and self-evaluation and policies; (iii) advising on matters relating to corporate governance and monitoring developments in the law and practice of corporate governance; (iv) overseeing compliance with the our code of ethics; and (v) approving any related party transactions.

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

In making director recommendations, the nominating and corporate governance committee may consider some or all of the following factors: (i) the candidate’s judgment, skill, experience with other organizations of comparable purpose, complexity and size, and subject to similar legal restrictions and oversight; (ii) the interplay of the candidate’s experience with the experience of other board members; (iii) the extent to which the candidate would be a desirable addition to our board of directors and any committee thereof; (iv) whether or not the person has any relationships that might impair his or her independence; and (v) the candidate’s ability to contribute to the effective management of our company, taking into account the needs of our company and such factors as the individual’s experience, perspective, skills and knowledge of the industry in which we operate.

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

Employment and Indemnification Agreements

Frank Wheatley

The Company has entered into an employment agreement with Frank Wheatley. The employment agreement can be terminated in the following instances:

●	By the Company without cause at any time and for any reason if the Company, in its sole discretion, so determines, by written notice of termination to Frank Wheatley, provided such termination without just cause is not based on grounds prohibited under any human rights legislation or on grounds which are otherwise prohibited by law, or

●	By Frank Wheatley at any time and for any reason by giving ninety days’ prior notice in writing to the Company, or

●	By the Company for just cause, effective immediately, by giving written notice of termination to Frank Wheatley setting out the basis for termination, or

●	As a result of a change of control of the Company, or

●	Upon permanent disability or death.

If Mr. Wheatley’s employment is terminated without just cause by the Company without cause, the Company shall pay and provide Mr. Wheatley with:

●	an amount equivalent to 3 (three) months' base salary if the Company gives notice pursuant to section 5.5 of his agreement within 6 (six) months of the effective date;

●	an amount equivalent to 6 (six) months' base salary if the Company gives notice pursuant to section 5.5 of his agreement after 6 (six) months of the effective date, but before 12 (twelve) months of the effective date;

●	an amount equivalent to 12 (twelve) months' base salary if the Company gives notice pursuant to section 5.5 of his agreement after 12 (twelve) months of the effective date;

●	such additional benefits, payments and entitlements which the Employment Standards Act, or the ESA, states that an employee is entitled to upon termination;

●	any accrued, but unpaid base salary and bonus (if any) earned by Mr. Wheatley up to the date of termination;

●	any accrued, but unpaid vacation pay earned by the executive up to the date of termination;

●	re-imbursement of any pre-approved expenses incurred by Mr. Wheatley, but which remain unpaid up to the date of termination; and

●	all stock options and restricted stock units to which Mr. Wheatley is entitled, which have vested on or before the date of termination, shall remain exercisable until one year after the date of termination.

If Frank Wheatley terminates his employment agreement, he shall not be entitled to any notice or pay in lieu of notice of termination, severance or similar payment in respect of such termination other than:

●	any accrued and unpaid base salary and bonus (if any) earned by Frank Wheatley up to the date of termination;

●	any accrued, but unpaid vacation pay earned by Frank Wheatley up to the date of termination;

●	any other payments, benefits and entitlements to which Frank Wheatley is entitled under the ESA in such circumstances, other than termination pay and severance pay;

●	reimbursement of any pre-approved expenses incurred by Frank Wheatley, but which remain unpaid up to the date of termination; and

●	all stock options and restricted stock units to which Frank Wheatley is entitled, which have vested on or before the date of termination, shall remain exercisable until one year after the date of termination. Any unvested restricted stock units and stock options as of the date of termination shall expire immediately on the date of termination.

If Mr. Wheatley’s employment is terminated by the Company for just cause as enumerated in section 5.2(g) of his agreement, in that any action taken by Mr. Wheatley has a detrimental effect on the Company’s reputation or business, Mr. Wheatley shall not be entitled to any notice of termination or pay in lieu of notice, severance pay or similar payment in respect of such termination, but he shall receive the following payments:

●	any accrued and unpaid base salary and bonus (if any) earned by Frank Wheatley up to the date of termination;

●	any accrued, but unpaid vacation pay earned by Frank Wheatley up to the date of termination;

●	any other payments, benefits and entitlements to which Frank Wheatley is entitled under the ESA in such circumstances, other than termination pay and severance pay;

●	reimbursement of any pre-approved expenses incurred by Frank Wheatley, but which remain unpaid up to the date of termination.

If Mr. Wheatley’s employment is terminated by the Company for any just cause as enumerated in sections 5.2(a)-(k) in his agreement other than 5.2(g) and 5.2(j), Mr. Wheatley shall only be entitled to:

●	accrued and unpaid base salary and bonus (if any) earned by Mr. Wheatley up to the date of termination;

●	accrued, but unpaid vacation pay earned by Mr. Wheatley up to the date of termination;

●	any other payments, benefits and entitlements to which Mr. Wheatley is entitled pursuant to the ESA and which the ESA states that an employee is entitled to upon termination of employment, including termination pay and any applicable severance pay; and

●	reimbursement of any pre-approved expenses incurred by the executive, but which remain unpaid up to the date of termination. In the event of a termination of his agreement for any just cause as enumerated in sections 5.2(a)-(k) in his agreement other than 5.2(j), any vested and unvested restricted stock units and stock options as of the date of termination shall expire immediately on the date of termination.

If Mr. Wheatley’s employment is terminated because of a change of control where:

●	Mr. Wheatley is dismissed from his employment with the Company without just cause (as defined in section 5.2 of his agreement) in the twelve (12) months following the change of control. The Company will not dismiss Mr. Wheatley for any reason unless such dismissal is specifically approved by our board of directors; or

●	within the twelve (12) months following the change of control, the position, responsibilities. Salary, bonus arrangement, or benefits provided to Mr. Wheatley in the agreement are materially reduced without the express written consent of Mr. Wheatley, and Mr. Wheatley delivers notice of resignation within thirty (30) days of said material reduction; or

●	if, and subject to the event in section 5.9 (e) (b) of his agreement occurring, then within sixty (60) days following the date which is one hundred and twenty (120) days after the date of the change of control, Mr. Wheatley delivers thirty (30) days advance notice of resignation to the Company; then the Company shall pay and provide Mr. Wheatley:

○	an amount equal to 24 (twenty four) months, base salary;

○	any unvested restricted stock units and stock options to which Mr. Wheatley is entitled as of the change of control date shall immediately vest upon change of control;

○	such additional benefits, payments and entitlements which the ESA states that an employee is entitled to upon termination;

○	any accrued, but unpaid base salary and bonus (if any) earned by Mr. Wheatley up to the date of termination;

○	any accrued, but unpaid vacation pay earned by Mr. Wheatley up to the date of termination; and

○	re-imbursement of any pre-approved expenses incurred by Mr. Wheatley, but which remain unpaid up to the date of termination.

If Mr. Wheatley’s employment is terminated as a result of permanent disability or death, Mr. Wheatley shall be entitled to:

●	any accrued and unpaid base salary and bonus (if any) earned by Mr. Wheatley up to the date of termination;

●	any accrued, but unpaid vacation pay earned by Mr. Wheatley up to the date of termination;

●	any other payments, benefits and entitlements to which Mr. Wheatley is entitled pursuant to the ESA in such circumstances;

●	re-imbursement of any pre-approved expenses incurred by Mr. Wheatley, but which remain unpaid up to the date of termination;

●	in the case of a termination as a result of permanent disability of his agreement, the payments described in the section 5.3 of his agreement; and

●	all stock options and restricted stock units to which Mr. Wheatley is entitled, which have vested on or before the date of termination, shall remain exercisable until one year after the date of termination. Any unvested restricted stock units and stock options as of the date of termination shall expire immediately on the date of termination.

Mr. Wheatley will serve as an employee of the Company performing the duties as specified in section 3.1 of his agreement, which is filed as an exhibit to this Annual Report. Mr. Wheatley will be compensated in the amount of US$350,000 on an annual basis and will be entitled to participate in benefit programs established by the Company from time to time for its senior management personnel. Mr. Wheatley is entitled to an annual bonus in the sole and unfettered secretion of our board of directors. Mr. Wheatley will also be compensated in the form of 19,231 stock options and 15,385 restricted stock units, with a vesting schedule as detailed in section 4.4 of his agreement, of which half were vested on January 9, 2025, and on July 21, 2025 an additional 3,846 became eligible to vest and he was granted another 26,000 restricted stock units. Mr. Wheatley shall disclose to the Company, as the Company may direct, all ideas, suggestions, discoveries, inventions and improvements which he may make solely, jointly or in common with other employees, during the term of his employment with the Company and which relate to the business activities of the Company. Any improvements corning within the scope of the business of the Company made and/or developed by Mr. Wheatley while in the employ of the Company, whether or not conceived or made during regular working hours, or whether or not Mr. Wheatley is specifically instructed to make or develop the same, shall be for the benefit of the Company and shall be considered to have been made by virtue of Mr. Wheatley’s agreement and shall immediately become the exclusive property of the Company. Mr. Wheatley shall assign, set over and transfer to the Company, as the Company may direct, his entire right, title and interest in and to any and all the improvements and to all patents, copyrights or other intellectual property rights (or applications therefor) which may be or have been filed and/or issued by or to his or on his behalf, and Mr. Wheatley agrees to execute and deliver to the Company, any and all instruments necessary or desirable to accomplish the foregoing and, in addition, to do all lawful acts which may be necessary or desirable to assist the Company to obtain and enforce protection of the improvements. Mr. Wheatley also waives all moral rights in any improvements and all work produced by Mr. Wheatley during the term of his agreement.

The Company has entered into consulting agreements with entities owned by Peretz Schapiro and Brian Youngs. They are employed as consultants.

Peretz Schapiro

Peretz Schapiro’s agreement can be terminated by either party without cause upon ninety days’ written advance notice to the other party and each party may terminate the agreement for cause, without advance notice or payment in lieu of such notice, effectively immediately. Mr. Schapiro will act as an independent contractor and provide the services listed under Schedule 1 of his agreement, which is filed as an exhibit to this Annual Report. Mr. Schapiro will be compensated in the amount of US$8,000 per month during the term of his employment and will be granted [10,769] restricted stock units for the common shares of the Company which will vest per the vesting schedule as noted in section 4.1 of his agreement. Further, if Mr. Schapiro’s agreement is terminated for cause, any restricted stock units granted to him that would have vested as of the termination date will be converted into common shares of the Company and any restricted stock units granted that have not vested as of the termination date will be canceled. If Mr. Schapiro’s agreement is terminated without cause, any restricted stock units granted to him shall be extended for a period of 1 (one) year from the termination date. Mr. Schapiro will be the sole and exclusive owner of all right, title and interest throughout the world in and to all the results and proceeds of the services performed under the consulting agreement.

Brian Youngs

Brian Youngs’ agreement can be terminated in three instances:

●	By the Company without cause upon the provision of thirty days’ written notice to Brian Youngs or by payment of thirty days’ service fees in lieu of such notice, or

●	By the Company for cause without notice or payment in lieu thereof, or

●	By Brian Youngs upon the provision of ninety days’ written notice to the Company.

Brian Youngs will act as an independent contractor and will provide the services listed in section 3 of his agreement, which is filed as an exhibit to this Annual Report. Mr. Youngs will be compensated in the amount of C$10,000 per month without deduction at source by the Company for the purpose of withholding income tax, employment insurance payments or Canada Pension Plan contributions or remittance of a similar nature. Mr. Youngs is required to provide the Company full written details of all inventions, works and of all works embodying Intellectual Property Rights made wholly or partially by Mr. Youngs at any time during the course of his agreement and all Intellectual

Property Rights subsisting (or which may in the future subsist) in all such inventions and works shall automatically, on creation vest in the Company absolutely. To the extent that they do not vest automatically, Mr. Youngs will hold them in trust for the Company.

Kyle Nazareth

Kyle Nazareth’s agreement is governed under the services agreement between Branson Corporate Services Ltd., or Branson, and the Company, under which the Company has engaged Branson to perform certain services outlined in Scheule A of the agreement, which is filed as an exhibit to this Annual Report. Under the agreement, Branson will provide Chief Final Officer service to the Company through the Company’s appointment of Kyle Nazareth as Chief Financial Officer. The agreement can be terminated in two instances:

●	The Company or Branson may, at any time, give 30 days’ advance written notice to the other party of its intention to terminate the agreement and on the expiration of such period the agreement will be terminated. In such event, the Company will be obligated to pay the remaining unpaid remuneration to the up to and including date of termination, or

●	The Company may terminate the agreement without advance written notice to Branson and without further remuneration past the date of termination, upon the occurrence of any of the following events:

○	Branson’s or one of its employees commission of a crime which relates directly to the performance of the agreement, or any act by Branson involving money or other property involving the Company or an affiliate of the Company that would constitute a crime in the jurisdiction involved; or

○	any act by Branson or one of its employees of fraud, misappropriation, dishonesty, embezzlement or similar conduct against the Company or an affiliate or customer of the Company; or

○	any material breach by Branson of any of the terms of the agreement which remains uncured after the expiration of 30 days following the delivery of written notice of such breach to Branson by the Company; or

○	Branson’s failure to devote adequate time to the Company’s business, or conduct by Branson amounting to insubordination or inattention to, or substandard performance of Branson’s duties and responsibilities under the agreement, which remains uncured after the expiration of thirty days following the delivery of written notice of such failure or conduct to Branson by the Company.

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

●	Nominating and Corporate Governance Committee Composition - Nasdaq Rule 5605(e)(1)

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

Shareholder Approval for Equity Compensation - Nasdaq Rule 5635(c)

The Company will not seek shareholders’ approval for the establishment of or any material amendments to equity compensation or purchase plans or other equity compensation arrangements.

●	Shareholder Approval for Change of Control - Nasdaq Rule 5635(b)

The Company will not seek shareholders’ approval prior to the issuance of securities when the issuance or potential issuance will result in a change of control of the Company.

●	Shareholder Approval for Acquisition of Stock or Assets of Another Company - Nasdaq Rule 5635(a)

The Company will not seek shareholders’ approval prior to the issuance of securities in connection with the acquisition of the stock or assets of another company in certain circumstances.

6.D. Employees

We have one employee at this time, our Chief Executive Officer, Frank Wheatley.

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

6.E. Share Ownership

The following table sets forth information with respect to beneficial ownership of our share capital as of the date of this Annual Report by:

●	Each of our directors and named executive officers;

●	All directors and named executive officers as a group; and

●	Each person who is known by us to beneficially own 5% or more of each class of our voting securities.

Common Shares Beneficially Owned(1)
Directors and Executive Officers	Number of Shares	Percent of Class (%)
Frank Wheatley, Chief Executive Officer (2)	[●]	*%
Kyle Nazareth, Interim Chief financial Officer	—	*%
Peretz Schapiro, Director(3)	[●]	*%
Brian Youngs, Vice President, Exploration(4)	[●]	*%
Nachum Labkowski, Director(5)	[●]	*%
Kathleen Skerrett, Director(6)	[●]	*%
Brian Imrie, Director(7)	[●]	*%
Shlomo Kievman, Director(8)	[●]	*%
Jack Wortzman(9)	[●]	*%
All executive officers and directors (9 persons)	[●]	[●%]

*Less than 1%

(1)	As of the date of this report, a total of [●] common shares are considered to be outstanding pursuant to SEC Rule 13d-3(d)(1). For each beneficial owner above, any securities that are exercisable or convertible within 60 days have been included in the denominator.

(2)	Consists of [●] restricted stock units none of which are currently exercisable within 60 days and options for the purchase of [●]common shares, none of which are exercisable within 60 days. The restricted stock units are exercisable for the corresponding number of common shares and vest as follows: [●] restricted stock units shall vest upon the volume weighted average price, or VWAP, of the Company’s common shares exceeding the greater of each of these thresholds for a period of 20 consecutive trading days: (i) US$[●]; (ii) US$[●]; (iii) US$[●]; and (iv) US$[●], and [●] restricted stock units shall vest upon the VWAP of the Company’s common shares exceeding the greater of each of these thresholds for a period of 20 consecutive trading days: (i) US$[●]; and (ii) US$[●]. The options have an exercise price of US$[●] per share and a term of three years. They are subject to vesting over [●] months with [●]% of such Options vesting on [●], an additional [●]% vesting on [●] and the remaining [●]% vesting on [●]. None of the options are exercisable within 60 days of the date of this Annual Report. Mr. Wheatley’s address is c/o our company, Snow Lake Resources Ltd., 360 Main St 30th Floor, Winnipeg, Manitoba R3C 4G1 Canada.

(3)	Consist of [●].

(4)	Consists of [●] restricted common shares, warrants for the purchase of [●]common shares exercisable within 60 days and options for the purchase of [●] common shares exercisable within 60 days.

(5)	Consists of options for the purchase of [●] common shares exercisable within 60 days. Mr. Labkowski was granted options to purchase 160,000 common shares on May 25, 2019, and options to purchase 97,771 common shares on November 21, 2021. The May 25, 2019 options have a weighted average exercise price of C$2.50 per share and a term of five years. The options issued on November 21, 2021 have a weighted average exercise price of US$7.50 per share and a term of five years. They are subject to vesting over a minimum of 12 months with no more than 1/4 of such Options vesting in any three-month period. 97,771 of the options are exercisable within 60 days of the date of this report.

(6)	Consist of [●].

(7)	Consist of [●].

(8)	Consist of [●].

(9)	Consists of [●]

None of our major shareholders have different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

6.F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation.

None.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major shareholders

Please refer to Item 6 “Directors, Senior Management and Employees-E. Share Ownership.”

7.B. Related Party Transactions

In accordance with IAS 24 - Related Party Disclosures, key management personnel, including companies controlled by them, are those persons having authority and responsibility for planning, directing and controlling the activities of the Company directly or indirectly, including any directors (executive and non-executive) of the Company. The remuneration of directors and key executives is determined by the compensation committee of our board of directors. The remuneration of directors and other members of key management personnel during the years ended June 30, 2025, 2024, and 2023 were as follows:

	2025	2024	2023
	C$	C$	C$
Directors' and Officers' consulting fees	1,548,746	877,362	951,347
Cash payment	—	—	334,738
Exploration and evaluation expenditures	120,000	134,764	415,325
Addendum payments	—	—	2,554,830
Total	1,668,746	1,012,126	4,256,240

Exploration and evaluation expenditures

During the year ended June 30, 2025, fees of C$120,000 (2024 – C$134,764; 2023 - C$415,325) for services rendered by the Company’s Vice President of Exploration and its former Vice President of Resources Development, had been capitalized as exploration and evaluation assets on the consolidated statements of financial position.

Share-based compensation

During the year ended June 30, 2025, the Company had granted certain restricted stock units and options to various directors and officers. Total stock-based compensation of C$361,977 (2024 – C$953,845; 2023 - C$2,422,516) was recorded in connection with the vesting of these securities.

Other related party transactions

On January 25, 2023, the Company issued 18,462 common shares from a shares-for-debt settlement. As a result of the shares-for-debt settlement, the Company recorded a loss on settlement of C$157,501 on the consolidated statements of loss and comprehensive loss for the year ended June 30, 2023.

As at August 9, 2023, 12,308 restricted stock units with the put right option had met certain milestones required to vest. On September 26, 2023, the Company paid C$534,240 (US$400,000) to redeem these 12,308 restricted stock units at the put right exercise price.

On January 9, 2025, 13,267 restricted stock units were granted to members of our board of directors. These restricted stock units vest on the earlier of January 1, 2026 or the market capitalization of the Corporation exceeding U$150,000,0000 for 10 consecutive trading days.

On January 9, 2025, our board of directors passed a resolution by which the Chairman of the Board was granted 877,108 restricted stock units, which vest as follows:

●	38,462 of the restricted stock units vest upon the earlier of (i) January 1, 2026; and (ii) the Company’s volume weighted average share price, or VWAP, exceeding a market capitalization of US$150,000,000 for 10 consecutive trading days;

●	76,923 of the restricted stock units vest on upon the Company’s VWAP exceeding a market capitalization of US$100,000,000 for 10 consecutive trading days;

●	76,923 of the restricted stock units vest on upon the Company’s VWAP exceeding a market capitalization of US$200,000,000 for 10 consecutive trading days; and

●	upon every incremental U$100,000,000 increase in the Company’s market capitalization above US$200,000,000, an additional 76,923 restricted stock units shall vest.

On January 10, 2025, 18,461 restricted stock units with the put right option were exercised. The Company paid C$863,280 (US$600,000) to redeem these 18,461 restricted stock units at the put right exercise price.

Addendum payments

On November 1, 2022, the Company purported to amend the consulting agreements with the entities controlled by the former Chief Executive Officer and the former Chief Operating Officer of the Company, with an addendum which amended the termination clause of their respective agreements. As a result of the addendum, the Company recorded fees of C$1,672,988 (US$1,224,040) and C$881,842 (US$648,020), respectively, which are included in directors’ and officers’ consulting fees during the year ended June 30, 2023.

On December 5, 2022, payout was made to the respective entities controlled by the former Chief Executive Officer and the former Chief Operating Officer of the Company.

As of June 30, 2025, the Company has made a claim against these former officers.

Related party balances

All related party balances, for services and business expense reimbursements rendered as at June 30, 2025, 2024 and 2023 are non-interest bearing and payable on demand, and are comprised of the following:

	2025	2024	2023
	C$	C$	C$
Payable to officers and directors	127,925	141,144	76,329
	127,925	141,144	76,329

7.C. Interests of Experts and Counsel

Not Applicable.

ITEM 8. FINANCIAL INFORMATION

8.A. Consolidated Statements and Other Financial Information.

The Company’s consolidated financial statements are stated in Canadian dollars and are prepared in accordance with IFRS.

Audited Financial Statements

Our consolidated financial statements for the 2025, 2024, and 2023 fiscal years as required under Item 17 are included immediately following the text of this Annual Report. The audit reports of the Company are included herein immediately preceding the financial statements.

Policy on Dividend Distributions

The Company has not paid any dividends on its outstanding common shares since its incorporation and does not anticipate that it will do so in the foreseeable future. The payment of dividends in the future, if any, is within the discretion of our board of directors and will depend upon our earnings, our capital requirements and financial condition and other relevant factors. We do not anticipate declaring or paying any dividends in the foreseeable future.

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

9.D. Selling Shareholders

Not Applicable.

9.E. Dilution

Not Applicable.

9.F. Expenses of the Issue

Not Applicable.

ITEM 10. ADDITIONAL INFORMATION

10.A. Share Capital

On May 2, 2025, we effected a one-for-thirteen (1-for-13) reverse stock split of our common shares, or the Reverse Stock Split, pursuant to which our shareholders received one issued and outstanding post-Reverse Stock Split common share in exchange for 13 outstanding pre-Reverse Stock Split common shares. Unless otherwise noted, all share and per share information and data in this Annual Report have been retroactively adjusted to reflect the Reverse Stock Split.

The authorized share capital of the Company consists of an unlimited number of common and preferred shares without par value of which 8,748,167 common shares were issued and outstanding as of June 30, 2025. No preferred shares have been issued.

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

All shares have been issued pursuant to resolutions of our board of directors.

Outstanding Share Data	No. of Common Shares	No. of Preferred Shares	Exercise Price per Share	Expiry Date
Issued and Outstanding as at October 30, 2025	[●]	Nil	N/A	N/A
Warrants	78,462	Nil	US$44.03	March 31, 2026 – September 21, 2028
Stock Options	66,137	Nil	US$5.00	July 14, 2026 – May 24, 2029
Restricted Share Units	[●]	Nil	N/A	N/A
Fully Diluted as at October 30, 2025	[●]	Nil	N/A	N/A

Item 10.A.4. Warrants

All warrants have been issued pursuant to resolutions of our board of directors.

The following summarizes warrant activity for the years ended June 30, 2025, 2024 and 2023:

	2025		2024		2023
	Number of warrants	Weighted average exercise price	Number of warrants	Weighted average exercise price	Number of warrants	Weighted average exercise price
	#	$	#	$	#	$
Opening Balance	99,614	66.69	117,312	52.00	63,162	51.09
Issuance of Octagon Warrants	19,231	US$13.00
Issuance of Agents’ Warrants	—	—	6,615	US$34.71	—	—
Issuance of Incentive Warrants	—	—	—	—	5,769	US$39.00
Issuance of Incentive Warrants	—	—	—	—	5,769	US$52.00
Issuance of Incentive Warrants	—	—	—	—	5,769	US$65.00
Issuance of Performance Warrants	—	—	7,692	US$26.00	—	—
Issuance of Performance Warrants	—	—	7,692	US$32.50	—	—
Issuance of Performance Warrants	—	—	7,692	US$39.00	—	—
Issuance of Settlement Warrants	—	—	153,846	US$19.50	38,462	US$32.50
Exercised	—	—	—	—	(1,619)	19.50
Expired	(7,692)	US$26.00	(2,462)	16.25	—	—
Expired	(7,692)	US$32.50	(39,433)	19.50	—	—
Expired	(7,692)	US$39.00	(5,494)	29.25	—	—
Expired	(5,769)	US$39.00
Expired	(5,769)	US$52.00
Expired	(5,769)	US$65.00
Cancellation of Settlement Warrants	—	—	(153,846)	US$19.50	—	—
Ending Balance	78,462	US$44.03	99,614	66.69	117,312	52.00

As of June 30, 2025, the following warrants were outstanding:

Date of expiry	Number of warrants outstanding	Exercise price	Weighted average remaining contractual life
	#	US$	Years
March 31, 2026	38,462	32.50	0.75
April 1, 2026	19,231	13.00	0.75
November 19, 2026	14,154	121.88	1.39
September 21, 2028	6,615	34.71	3.23
	78,462	44.03	1.08

Item 10.A.5. Stock Options

From time to time, the Company grants stock options to its directors, officers, employees and consultants on terms and conditions acceptable to the regulatory authorities. The stock options entitle the holders to acquire common shares of the Company from treasury.

The Plan was approved by the shareholders on September 7, 2022. The Plan provides that our board of directors may grant to directors, officers, employees and consultants of the Company options to acquire up to 10% of the of the outstanding common shares at the time of the granting of Options, less the aggregate number of common shares then reserved for issuance pursuant to any other share compensation arrangement. Options give the option holder the right to acquire from us a designated number of common shares at a purchase price that is fixed upon the grant of the option. The exercise price shall not be lower than the greater of the closing market prices of the underlying securities on: (a) the trading day prior to the date of grant of the Options; and (b) the date of grant of the Options.

As of June 30, 2025, there were 62,137 stock options outstanding (June 30, 2024: 62,137; June 30, 2023: 112,493).

The names and titles of the directors/executive officers of the Company to whom outstanding stock options have been granted and the numbers of common shares subject to such options as of October 30, 2025 are as follows:

Name	Number of Options	Number of Options currently vested	Exercise Price	Expiration Date
Nachum Labkowski, Director	12,308	12,308	US$5.00	May 24, 2029
	7,522	7,521	US$5.00	November 18, 2026
	7,692	7,692	US$5.00	January 30, 2028
Brian Imrie, Director	3,846	3,846	US$5.00	January 30, 2028
Jack Wortzman, Director	4,000	4,000	US$5.00	January 30, 2028
Peretz Schapiro, Director	3,846	3,846	US$5.00	January 30, 2028
Shlomo Kievman, Director	3,846	3,846	US$5.00	January 30, 2028
Kathleen Skerrett, Director	3,846	3,846	US$5.00	January 30, 2028
Frank Wheatley, Chief Executive Officer	19,231	19,231	US$5.00	July 14, 2026

Item 10. A.6. History of Share Capital

There are no special voting rights attached to any of the Company’s issued and outstanding shares. Shares were issued for cash, finders fees (warrants, exercised), for debt settlement, for acquisitions, and pursuant to property option agreements.

The Company has financed its operations through the issuance of common shares through private placements, and the exercise of stock options. The changes in the Company’s share capital during the last three fiscal years are as follows:

On January 25, 2023, the Company issued the equivalent of 18,462 common shares to settle a debt of US$480,000 owed by a director to a third-party, in relation to services provided by the third-party related to the requisitioning of a shareholders’ meeting, which the Company had agreed to complete the settlement on behalf of the director.

During the year ended June 30, 2023, the equivalent of 1,619 common shares were also issued as a result of the exercise of Warrants.

On September 21, 2023, the Company closed a best-efforts flow-through financing through the issuance of the equivalent of 164,152 common shares.

On September 21, 2023, the Company issued the equivalent of 1,637 common shares to a third-party pursuant to a letter agreement.

On October 20, 2023, the Company issued the equivalent of 3,076 common shares to a third-party pursuant to a marketing agreement.

On February 8, 2024, the Company issued the equivalent of 38,462 common shares in connection with an option agreement relating to the Company’s Muskrat Dam Project, or the Muskrat Dam Option Agreement.

On February 14, 2024, the Company issued the equivalent of 4,615 common shares upon the vesting of restricted share units.

On February 20, 2024, the Company issued the equivalent of 25,000 common shares to 10152300 Manitoba LTD. pursuant to a debt settlement agreement for legal expenses between the parties.

On June 21, 2024, the Company issued the equivalent of 76,922 common shares pursuant to an agreement for the acquisition of the Black Lake Uranium Project.

On June 28, 2024, the Company issued the equivalent of 269,231 common shares in consideration for the amendment and termination of the Muskrat Dam Option Agreement.

On August 7, 2024, the Company issued the equivalent of 155,730 common shares in connection with our acquisition of the First Stage Interest with respect to the Engo Valley Uranium Project.

From August 22, 2024 until December 18, 2024, the Company sold the equivalent of 1,009,919 common shares under the August 2024 ATM Offering.

On December 20, 2024, the Company issued the equivalent of 1,211,538 common shares in a best-efforts public offering.

On December 31, 2024, the Company issued the equivalent of 1,442,307 common shares in a best-efforts public offering.

On January 10, 2025, the exercise prices on the Company’s then outstanding options were reduced, with the result that the weighted average exercise price of our outstanding options was been reduced from the equivalent of US$39.39 to the equivalent of US$19.50.

On January 10, 2025, the Company issued the equivalent of 7,692 common shares upon the vesting of the equivalent of 7,692 restricted share units, and the equivalent of 18,461 then vested restricted share units were redeemed for cash.

On January 10, 2025, the Company granted the equivalent of 890,375 restricted share units.

On January 10, 2025, the Company issued the equivalent of 45,384 common shares in connection with debt settlements and bonuses.

On January 27, 2025, the Company issued the equivalent of 1,230,769 common shares in a best-efforts public offering.

On February 28, 2025, the Company issued the equivalent of 416,922 common shares in connection with debt settlements.

On March 12, 2025, the Company issued the equivalent of 123,076 common shares in connection with debt settlements.

On March 13, 2025, the Company issued the equivalent of 121,153 common shares in connection with debt settlements.

From April 17, 2025 until June 30, 2025, the Company sold 948,359 common shares under the April 2025 ATM Offering.

During the year ended June 30, 2025, the Company bought back an aggregate of the equivalent of 22,919 common shares.

Subsequent to June 30, 2025, the Company has sold 6,737,564 common shares under the April 2025 ATM Offering.

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

On September 21, 2023, the Company closed its best-efforts flow-through financing through the issuance of the equivalent of 164,152 common shares at a price of the equivalent of approximately C$46.95 (US$34.71) per common share, for gross proceeds of C$7,707,292 (US$5,697,710). In connection with the offering, the Company issued the equivalent of 6,615 agents’ warrants at the equivalent of approximately US$34.71 per share with an expiry of five years and paid fees and expenses to various agents in the amount of C$215,377.

Warrants

At October 31, 2025, an aggregate of 78,462 common shares were issuable upon the exercise of outstanding common share purchase warrants, with a weighted average exercise price of US$44.03 per common share.

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

10.D. Exchange Controls

Canada has no system of exchange controls. We are not aware of any governmental laws, decrees, regulations or other legislation in Canada that restrict the export or import of capital, including the availability of cash and cash equivalents for use by our affiliated companies, or that affect the remittance of dividends, interest, royalties or similar payments to non-resident holders of Company securities, although there may be Canadian and other foreign tax considerations. See “Item 10(E) - Taxation” below.

10.E. Taxation

Canadian Income Tax Considerations

The following summary describes, as of the date hereof, the material Canadian federal income tax considerations generally applicable to a purchaser who acquires, as a beneficial owner, common shares pursuant to this Annual Report and who, at all relevant times, for the purposes of the application of the Income Tax Act (Canada) and the Income Tax Regulations (which we collectively refer to as the Canadian Tax Act), (i) is not, and is not deemed to be, resident in Canada for purposes of the Canadian Tax Act and any applicable income tax treaty or convention; (ii) deals at arm’s length with us; (iii) is not affiliated with us; (iv) does not use or hold, and is not deemed to use or hold, common shares in a business or part of a business carried on in Canada; (v) is not an “insurer” as that term is defined in the Canadian Tax Act; (vi) has not entered into, with respect to the common shares, a “derivative forward agreement,” as that term is defined in the Canadian Tax Act; and (vii) holds the common shares as capital property (which we refer to as a Non-Canadian Holder). This summary does not apply to a Non-Canadian Holder that is an insurer carrying on an insurance business in Canada and elsewhere or an “authorized foreign bank,” as that term is defined in the Canadian Tax Act. Such Non-Canadian Holders should consult their tax advisors for advice having regards to their particular circumstances.

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

U.S. Federal Income Taxation Considerations

The following discussion describes the material U.S. federal income tax consequences relating to the ownership and disposition of common shares by U.S. Holders (as defined below). This discussion applies to U.S. Holders that purchase our common shares pursuant to this Annual Report and hold such common shares as capital assets. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended, or the Code, U.S. Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect. This discussion does not address all of the U.S. federal income tax consequences that may be relevant to specific U.S. Holders in light of their particular circumstances or to U.S. Holders subject to special treatment under U.S. federal income tax law (such as certain financial institutions, insurance companies, currency or securities dealers and traders in securities or other persons that generally mark their securities to market for U.S. federal income tax purposes, tax-exempt entities, retirement plans, regulated investment companies, real estate investment trusts, certain former citizens or residents of the United States, persons who hold our common shares as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or integrated investment, persons that have a “functional currency” other than the U.S. dollar, persons that own directly, indirectly or through attribution 10% or more of the voting power of our shares, corporations that accumulate earnings to avoid U.S. federal income tax, persons subject to special tax accounting rules under Section 451(b) of the Code, partnerships and other pass-through entities, and investors in such pass-through entities. This discussion does not address any U.S. state or local or non-U.S. tax consequences or any U.S. federal estate, gift or alternative minimum tax consequences.

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

If we are a PFIC, a U.S. Holder will not be subject to tax under the PFIC excess distribution regime on distributions or gain recognized on our common shares if such U.S. Holder makes a valid “mark-to-market” election for our common shares. A mark-to-market election is available to a U.S. Holder only for “marketable stock.”

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

Distributions

Subject to the discussion above under “-Passive Foreign Investment Company Consequences,” a U.S. Holder that receives a distribution with respect to our common shares generally will be required to include the gross amount of such distribution in gross income as a dividend when actually or constructively received to the extent of the U.S. Holder’s pro rata share of our current and/or accumulated earnings and profits (as determined under U.S. federal income tax principles). To the extent a distribution received by a U.S. Holder is not a dividend because it exceeds the U.S. Holder’s pro rata share of our current and accumulated earnings and profits, it will be treated first as a tax-free return of capital and reduce (but not below zero) the adjusted tax basis of the U.S. Holder’s common shares. To the extent the distribution exceeds the adjusted tax basis of the U.S. Holder’s common shares, the remainder will be taxed as capital gain. Because we may not account for our earnings and profits in accordance with U.S. federal income tax principles, U.S. Holders should expect all distributions to be reported to them as dividends. Distributions on our common shares that are treated as dividends generally will constitute income from sources outside the United States for foreign tax credit purposes and generally will constitute passive category income. Such dividends will not be eligible for the “dividends received” deduction generally allowed to corporate shareholders with respect to dividends received from U.S. corporations.

A U.S. Holder receiving a distribution from which the 25% Canadian withholding tax (as described above in “Canadian Income Tax Considerations - Dividends”) has been deducted may be entitled to a foreign tax credit in determining the U.S. Holder’s federal income tax liability for the year in which the distribution is received. The availability of a full or partial foreign tax credit in respect of such Canadian withholding tax is determined under rules of considerable complexity, and the foreign tax credit may not be available in all cases. Prospective U.S. investors are strongly urged to consult their own tax advisors with respect to the availability of the foreign tax credit with respect to distributions received from which Canadian tax has been withheld at source.

Dividends paid by a “qualified foreign corporation” are eligible for taxation for certain non-corporate U.S. Holders at a reduced capital gains rate rather than the marginal tax rates generally applicable to ordinary income provided that certain requirements are met. However, if we are a PFIC for the taxable year in which the dividend is paid or the preceding taxable year (see discussion above under “-Passive Foreign Investment Company Consequences”), we will not be treated as a qualified foreign corporation, and therefore the reduced capital gains tax rate described above will not apply. Each U.S. Holder is advised to consult its tax advisors regarding the availability of the reduced tax rate on dividends with regard to its particular circumstances.

A non-United States corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation (a) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information provision, or (b) with respect to any dividend it pays on our common shares that are readily tradable on an established securities market in the United States. We believe that we qualify as a resident of Canada for purposes of, and are eligible for the benefits of, the U.S.-Canada Treaty, although there can be no assurance in this regard. Further, the IRS has determined that the U.S.-Canada Treaty is satisfactory for purposes of the qualified dividend rules and that it includes an exchange of information provision. Therefore, subject to the discussion above under “-Passive Foreign Investment Company Consequences,” if the U.S.-Canada Treaty is applicable, such dividends will generally be “qualified dividend income” in the hands of individual U.S. Holders, provided that certain conditions are met, including holding period and the absence of certain risk reduction transactions.

Sale, Exchange or Other Disposition of our Common Shares

Subject to the discussion above under “-Passive Foreign Investment Company Consequences,” a U.S. Holder generally will recognize capital gain or loss for U.S. federal income tax purposes upon the sale, exchange or other disposition of our common shares in an amount equal to the difference, if any, between the amount realized (i.e., the amount of cash plus the fair market value of any property received) on the sale, exchange or other disposition and such U.S. Holder’s adjusted tax basis in our common shares. Such capital gain or loss generally will be long-term capital gain taxable at a reduced rate for noncorporate U.S. Holders or long-term capital loss if, on the date of sale, exchange or other disposition, our common shares were held by the U.S. Holder for more than one year. Any capital gain of a non-corporate U.S. Holder that is not long-term capital gain is taxed at ordinary income rates. The deductibility of capital losses is subject to limitations. Any gain or loss recognized from the sale or other disposition of our common shares will generally be gain or loss from sources within the United States for U.S. foreign tax credit purposes.

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

Information Reporting

U.S. Holders may be required to file certain U.S. information reporting returns with the IRS with respect to an investment in our common shares, including, among others, IRS Form 8938 (Statement of Specified Foreign Financial Assets). As described above under “Passive Foreign Investment Company Consequences,” each U.S. Holder who is a shareholder of a PFIC must file an annual report containing certain information. U.S. Holders paying more than US$100,000 for our common shares may be required to file IRS Form 926 (Return by a U.S. Transferor of Property to a Foreign Corporation) reporting this payment. Substantial penalties may be imposed upon a U.S. Holder that fails to comply with the required information reporting.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Our activities expose us to a variety of financial risks: market risk (including foreign currency risk and interest rate risk), credit risk and liquidity risk. The overall risk management strategy focuses on the unpredictability of the finance markets and seeks to minimize the potential adverse effects on the financial performance. We use different methods to measure different types of risk to which it is exposed. These methods include sensitivity analysis in the case of interest rate, foreign exchange and other price risks, ageing analysis for credit risk and beta analysis in respect of investment portfolios to determine market risk. Risk management is carried out under the direction of our board of directors. Please see note 26 to our consolidated financial statements included in this Annual Report for further information with respect to certain of these risks.

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

Not applicable.

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

Our management carried out an evaluation, under the supervision of our chief executive officer and interim chief financial officer, of the effectiveness of our disclosure controls and procedures as such term is defined under Rule 13a-15(e) promulgated under the Exchange Act as of June 30, 2025. Based on that evaluation, our management, including our chief executive officer and interim chief financial officer concluded that our disclosure controls and procedures were effective as of June 30, 2025.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with U.S. GAAP and includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of a company’s assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that a company’s receipts and expenditures are being made only in accordance with authorizations of a company’s management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of a company’s assets that could have a material effect on the consolidated financial statements.

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

Management evaluated the effectiveness of our internal control over financial reporting as of June 30, 2025. In making this evaluation, management used the framework established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). The COSO framework summarizes each of the components of a company’s internal control system, including the control environment, risk assessment, control activities, information and communication, and monitoring activities. Based on this evaluation, our management determined that our internal control over financial reporting was effective as of June 30, 2025.

Attestation Report of Independent Registered Public Accounting Firm

Not required.

Changes in Internal Controls over Financial Reporting

There were no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) that occurred during the year ended June 30, 2025 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES.

The following table represents aggregate fees billed to the Company for fiscal years ended June 30, 2025, 2024, and 2023 by DeVisser Gray LLP, the Company’s principal accounting firm.

Accountant Fees and Services	2025	2024	2023
	C$	C$	C$
Audit Fees	45,000	45,000	45,000
Audit Related Fees (F1 review)	9,500	9,500	9,500
Tax Fees	—	—	—
All Other Fees	8,000	8,000	8,000
	62,000	62,000	62,000

Audit Fees

The audit fees for the years ended June 30, 2025, 2024, and 2023, were C$45,000 (approximately US$32,985), C$45,000 (approximately US$33,988), and C$45,000 (approximately US$34,922) respectively, which were paid for professional services rendered for the audits of our consolidated financial statements. Other fees of C$17,500 (approximately US$12,828), C$17,500 (approximately US$13,218), and C$17,500 (approximately US$13,581) were paid for other services including half year reviews, consents, and assistance with review of documents filed with the SEC.

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

Prior to April 7, 2022, we were a “controlled company” within the meaning of the Nasdaq Listing Rules, where more than 50% of the voting power of our securities for the election of directors was held by an individual, group or another company and, as a result, qualified for and relied on exemptions from certain Nasdaq corporate governance requirements, including, without limitation (i) the requirement that to hold an annual meeting of shareholders no later than one year after the end of its fiscal year; (ii) the requirement that the compensation of our officers be determined or recommended to our board of directors by a compensation committee that is comprised solely of independent directors, and (iii) the requirement that director nominees be selected or recommended to our board of directors by a majority of independent directors or a nominating and corporate governance committee comprised solely of independent directors. Since we relied on the “controlled company” exemption, we were not required to have either a compensation committee or a nominating and corporate governance committee composed solely of independent directors.

On April 7, 2022, we ceased to be a “controlled company” under the rules of Nasdaq due to a resale offering conducted by our then largest shareholder. However, as a foreign private issuer, Nasdaq Listing Rule 5615(a)(3) permits us to follow home country practices in lieu of certain requirements of Listing Rule 5600, provided that we disclose in our annual report filed with the SEC each requirement of Rule 5600 that we do not follow and describe the home country practice followed in lieu of such requirement.

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

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS.

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

We have adopted a written insider trading policy, or the Insider Trading Policy, that is reasonably designed to promote compliance with applicable insider trading laws, rules, and regulations, and any listing standards applicable to the Company. The Insider Trading Policy provides guidance to the directors, officers, employees, consultants, and contractors, including agents, of the Company, or Company Personnel, and the Company’s subsidiaries with respect to stock trading and assists the Company Personnel in understanding their obligations and responsibilities under Canadian and United States securities laws and regulations, as applicable.

A copy of the Insider Trading Policy, as currently in effect, is filed as Exhibit 11.2 to this Annual Report.

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

Our board of directors has specific responsibility for overseeing cybersecurity risk management and evaluation and being informed on risks from cybersecurity threats. The Chief Financial Officer reports, with support of the third-party information technology service provider, to our board of directors on cybersecurity risk management matters as needed. Any material cybersecurity incidents would be reported to our board of directors by the Chief Financial Officer. In the case of a material cybersecurity incident, our board of directors is responsible for ensuring that the proposed action and disclosure of the incident is adequate and that measures are put in place to prevent further incidents.

PART III

ITEM 17. FINANCIAL STATEMENTS

The Company has elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

Our audited Financial Statements are included as the “F” pages attached to this Annual Report.

All financial statements in this Annual Report, unless otherwise stated, are presented in accordance with IFRS.

ITEM 19. EXHIBITS

Exhibit No.	Description
1.1	Certificate of Incorporation dated May 25, 2018 and Articles of Incorporation of Snow Lake Resources Ltd. (incorporated by reference to Exhibit 3.1 to Registration Statement on Form F-1 filed on March 26, 2021)
1.2	Certificate of Amendment dated November 9, 2020 and Articles of Amendment of Snow Lake Resources Ltd. (incorporated by reference to Exhibit 3.2 to Registration Statement on Form F-1 filed on March 26, 2021)
1.3	Certificate of Amendment dated October 7, 2021 and Articles of Amendment of Snow Lake Resources Ltd. (incorporated by reference to Exhibit 3.3 to Amendment No. 4 to Form F-1 filed on October 22, 2021)
1.4	Certificate of Amendment dated October 21, 2021 and Articles of Amendment of Snow Lake Resources Ltd. (incorporated by reference to Exhibit 3.4 to Amendment No. 4 to Form F-1 filed on October 22, 2021)
1.5*	Amended and Restated By-Laws No. 1
1.6*	Amendment to Amended and Restated By-Laws No. 1
2.1	Description of Securities Pursuant to Section 12 of the Exchange Act (incorporated by reference to Exhibit 2.1 to Form 20-F filed on October 30, 2024)
4.1	Form of Independent Director Agreement (incorporated by reference to Exhibit 10.2 to Form F-3 filed on June 1, 2023)
4.2	Form of Indemnity Agreement (incorporated by reference to Exhibit 10.3 to Form F-3 filed on June 1, 2023)
4.3	Snow Lake Resources Ltd. Amended and Restated Stock Option Plan adopted on October 26, 2021 (incorporated by reference to Exhibit 10.20 to Amendment No. 5 to Form F-1 filed on October 27, 2021)
4.4	Snow Lake Resources Ltd. Form of Stock Option Agreement (incorporated by reference to Exhibit 10.21 to Amendment No. 5 to Form F-1 filed on October 27, 2021)
4.5	Consultant Agreement dated November 1, 2021 between Snow Lake Resources Ltd. and Surge Wealth Inc. (incorporated by reference to Exhibit 4.24 to Form 20-F filed on October 31, 2023)
4.6	Consultant Agreement dated November 1, 2021 between Snow Lake Resources Ltd. and Temple Global Asset Management LLC (incorporated by reference to Exhibit 4.25 to Form 20-F filed on October 31, 2023)
4.7	Form of Addendum to Consulting Services Agreement dated August 1, 2022 (incorporated by reference to Exhibit 4.26 to Form 20-F filed on October 31, 2023)
4.8	Snow Lake Resources Ltd. Amended and Restated Stock Option Plan adopted on September 7, 2022 (incorporated by reference to Exhibit 4.28 to Form 20-F filed on October 31, 2023)
4.9	Executive Employment Agreement between Snow Lake Resources Ltd. and Frank Wheatley dated July 14, 2023 (incorporated by reference to Exhibit 10.8 to Amendment No. 3 to Form F-3 filed on August 4, 2023)

4.10	Mineral Property Option Agreement dated March 24, 2024 between Doctors Investment Group Ltd. and Global Uranium Acquisition Corp Pty Ltd (incorporated by reference to Exhibit 99.1 to Form 6-K filed on August 22, 2024)
4.11	Share Purchase Agreement dated May 8 2024 among Snow Lake Resources Ltd., Global Uranium Acquisition Corp Pty Ltd., and certain other parties (incorporated by reference to Exhibit 99.2 to Form 6-K filed on August 22, 2024)
4.12	Share Purchase Agreement dated July 31, 2024 among Snow Lake, OG, Engo Valley, NMIH and others (incorporated by reference to Exhibit 99.3 to Form 6-K filed on August 22, 2024)
4.13	Option Agreement dated January 29, 2024 between Acme Lithium Inc. and Snow Lake Resources Ltd. (incorporated by reference to Exhibit 99.4 to Form 6-K filed on August 22, 2024)
4.14	Deed of Acknowledgment and Variation to Share Purchase Agreement between Critical Minerals Consulting Pty Limited, Nysha Investments Pty Ltd, FBG Consulting Corp, Summit Strategies LLC, Yarrawindi Holdings Pty Ltd, c/o Global Uranium Acquisition Corp Pty Ltd and Global Uranium Acquisition Corp Pty Ltd., and Snow Lake Resources Ltd. dated June 21, 2024 (incorporated by reference to Exhibit 4.17 to Form 20-F filed on October 30, 2024)
4.15	Escrow Agreement by and among Snow Lake Resources Ltd., Nachal G Pty Ltd, Aaron Meckler, Joses Malakia Amakutuwa, Yehoshua Gestetner, Denis Hayes, Andrew Phillips and 10152300 Manitoba Ltd. dated July 31, 2024 (incorporated by reference to Exhibit 4.18 to Form 20-F filed on October 30, 2024)
4.16	Management Services Agreement between Branson Corporate Services Ltd. and Snow Lake Resources Ltd. dated June 6, 2022 (incorporated by reference to Exhibit 4.20 to Form 20-F filed on October 30, 2024)
4.17	Amended Management Services Agreement between Branson Corporate Services Ltd. and Snow Lake Resources Ltd. dated November 1, 2022 (incorporated by reference to Exhibit 4.21 to Form 20-F filed on October 30, 2024)
4.18	Second Amended Management Services Agreement between Branson Corporate Services Ltd. and Snow Lake Resources Ltd. dated October 1, 2024 (incorporated by reference to Exhibit 4.22 to Form 20-F filed on October 30, 2024)
4.19	Form of Subscription Agreement for Flow-Through Common Shares, dated September 2023 (incorporated by reference to Exhibit 4.23 to Form 20-F filed on October 30, 2024)
4.20	Consultant Agreement dated January 1, 2022 between Snow Lake Resources Ltd. and Brian Youngs (incorporated by reference to Exhibit 4.24 to Form 20-F filed on October 30, 2024)
8.1*	List of Subsidiaries of the Registrant
11.1	Code of Ethics and Business Conduct (incorporated by reference to Exhibit 14.1 to Registration Statement on Form F-1 filed on March 26, 2021)
11.2	Stock Trading Policy (incorporated by reference to Exhibit 11.2 to Form 20-F filed on October 30, 2024)
12.1*	Certification of the Chief Executive Officer (Principal Executive Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended
12.2*	Certification of the Chief Financial Officer (Principal Financial Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended
13.1*	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1 *	Consent of De Visser Gray LLP
97	Executive Officer Incentive Compensation Recovery Policy (incorporated by reference to Exhibit 97 to Form 20-F filed on October 30, 2024)
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*Filed or furnished herewith, as applicable.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing this Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SNOW LAKE RESOURCES LTD.

By: /s/ Frank Wheatley		By: /s/ Kyle Nazareth
Name:	Frank Wheatley	Name:	Kyle Nazareth
Title:	Chief Executive Officer (Principal Executive Officer)	Title:	Interim Chief Financial Officer (Principal Financial and Accounting Officer)
Date:	October 31, 2025	Date:	October 31, 2025

Snow Lake Resources Ltd.

Consolidated Financial Statements

For the Years Ended June 30, 2025, 2024 and 2023

(Expressed in Canadian Dollars)

Snow Lake Resources Ltd.

Consolidated Financial Statements

For the Years Ended June 30, 2025, 2024 and 2023

(Expressed in Canadian Dollars)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Snow Lake Resources Ltd.,

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated financial statements of Snow Lake Resources Ltd. (the “Company”), which comprise the consolidated statements of financial position as at June 30, 2025 and 2024 and the consolidated statements of loss and comprehensive loss, changes in shareholders’ equity and cash flows for each of the years in the three year period ended June 30, 2025, and a summary of material accounting policies and other explanatory information (collectively referred to as the “financial statements”).

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 2025 and 2024 and its financial performance and its cash flows for each of the years in the three-year period ended June 30, 2025, in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. Without modifying our opinion, we draw attention to Note 1 in the financial statements, which indicates that the Company has not yet placed any of its mineral properties into production and, as a result, the Company has no source of operating cash flow. The Company’s ability to continue as a going concern is dependent upon the Company achieving profitable operations to generate sufficient cash flows to fund continuing operations, or, in the absence of adequate cash flows from operations, obtaining additional financing to support operations for the foreseeable future. These conditions, along with other matters as set forth in Note 1, indicate the existence of a material uncertainty that casts substantial doubt as to the Company's ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

CHARTERED PROFESSIONAL ACCOUNTANTS

Vancouver, Canada

October 31, 2025

We have served as the Company’s auditor since 2019.

Snow Lake Resources Ltd.

Consolidated Statements of Financial Position

(Expressed in Canadian Dollars)

	As at	As at
	June 30, 2025	June 30, 2024
	$	$
Assets
Current
Cash	17,829,149	2,526,957
Sales tax receivable (Note 4)	81,395	40,694
Prepaids and deposits (Note 5)	689,127	706,634
Short-term loan receivable (Note 6)	2,046,450	—
Short-term investments (Note 7)	1,660,738	—
Total Current Assets	22,306,859	3,274,285
Exploration and evaluation assets (Note 8)	32,980,487	26,612,758
Investment in joint venture (Note 9)	16,505,997	—
Long-term loan receivable (Note 10)	1,128,932	—
Long-term investment (Note 11)	5,203,071	—
Right-of-use assets (Note 12)	—	29,040
Total Assets	78,125,346	29,916,083

Liabilities
Current Liabilities
Accounts payable and accrued liabilities (Note 13)	1,646,662	689,944
Due to related party (Note 23)	127,925	141,144
Lease liabilities - current portion (Note 14)	—	31,107
Derivative liabilities (Note 15)	111,913	305,025
Deferred liabilities (Note 9)	5,116,125	—
Other liabilities (Note 16)	—	773,891
Total Current Liabilities	7,002,625	1,941,111
Deferred liabilities (Note 9)	5,116,125	—
Flow-through premium liability (Note 17)	—	2,477,517
Total Liabilities	12,118,750	4,418,628

Equity
Share capital (Note 18)	106,536,406	50,127,974
Share-based payments reserve (Note 20)	2,004,216	1,917,719
Accumulated deficit	(42,534,026)	(26,548,238)
Total Shareholders’ Equity	66,006,596	25,497,455
Total Liabilities and Equity	78,125,346	29,916,083
Nature of operations and going concern (Note 1)
Contingencies (Note 27)
Subsequent events (Note 28)

Approved on behalf of the Board of Directors:

“Brian Imrie” (signed)	“Nochum Labkowski” (signed)
Director	Director

The accompanying notes are an integral part of these consolidated financial statements

Snow Lake Resources Ltd.

Consolidated Statements of Loss and Comprehensive Loss

For the Years Ended June 30, 2025, 2024 and 2023

(Expressed in Canadian Dollars)

	2025	2024	2023
	$	$	$

Expenses
Professional fees	1,584,940	1,563,678	6,971,520
Consulting fees	6,432,754	937,410	858,517
Stock-based compensation (Notes 16, 18, 19, 20, 23)	361,977	953,845	2,630,249
Directors’ and officers’ consulting fees (Note 23)	1,589,560	915,768	3,840,915
Insurance expense	359,242	540,364	924,834
General and administrative expenses	1,133,908	380,746	518,824
Travel expenses	307,175	282,806	248,746
Transfer agent and regulatory fees	258,964	144,611	141,446
Research expenses	—	41,066	12,000
Depreciation on right-of-use assets (Note 12)	29,040	31,680	2,640
Bank fees and interest	8,598	7,097	13,577
Accretion expense (Note 14)	1,735	5,907	654
Interest on loan and debentures	10	77	1,193
Total Expenses	(12,067,903)	(5,805,055)	(16,165,115)

Other Items
Loss on termination of property options (Note 8)	(1,450,319)	(4,652,894)	—
Gain (loss) on change in fair value of derivative liabilities (Note 15)	322,552	2,382,179	(246,460)
Realized loss on sale of short-term investments (Note 7)	(41,063)	—	—
Unrealized gain on change of fair value of investments (Note 7, 11)	847,813	—	—
Share of loss on investment in joint venture (Note 9)	(17,315)	—	—
Gain (loss) on debt settlement (Note 18)	(3,670,079)	56,924	(157,502)
Taxes and penalties (Note 17)	(1,059,721)	—	—
Premium on flow-through shares (Note 17)	2,016,543	1,159,632	—
Reversal on flow-through premium liability (Note 17)	460,974	—	—
Grant income	—	—	109,750
Interest income (Note 10)	29,494	439	—
Foreign exchange gain (loss)	(1,356,764)	7,857	996,382
Total other income	(3,917,885)	(1,045,863)	702,170

Net Loss and Comprehensive Loss	(15,985,788)	(6,850,918)	(15,462,945)

Weighted Average Number of Outstanding Shares
Basic and diluted (Note 22)	4,972,546	1,556,828	1,387,219

Net Loss per Share
Basic and diluted (Note 22)	(3.21)	(4.40)	(11.15)

The accompanying notes are an integral part of these consolidated financial statements

Snow Lake Resources Ltd.

Consolidated Statements of Changes in Shareholders’ Equity

For the Years Ended June 30, 2025, 2024, and 2023

(Expressed in Canadian Dollars)

	Number of Shares	Share Capital	Share-Based Payments Reserve	Restricted Share Units Reserve	Warrants Reserve	Accumulated Deficit	Total
	#	$	$	$	$	$	$
Balance, June 30, 2022	1,378,827	39,733,633	6,067,323	—	70,295	(10,545,535)	35,325,716
Issuance of debt settlement	18,462	800,366	—	—	—	—	800,366
Stock-based compensation (Notes 16, 18, 19, 20, 23)	—	—	1,722,999	86,638	—	—	1,809,637
Cancellation of stock options (Note 20)	—	—	(1,312,757)	—	—	1,312,757	—
Exercise of warrants (Notes 15, 21)	1,619	36,774	—	—	(5,196)	—	31,578
Net loss for the year	—	—	—	—	—	(15,462,945)	(15,462,945)
Balance, June 30, 2023	1,398,908	40,570,773	6,477,565	86,638	65,099	(24,695,723)	22,504,352

Issuance of shares on financing (Note 18)	164,152	7,707,292	—	—	—	—	7,707,292
Flow-through share liability (Notes 17, 18)	—	(3,637,149)	—	—	—	—	(3,637,149)
Share issue costs (Note 18)	—	(355,016)	—	—	—	—	(355,016)
Issuance of shares per agreements (Note 18)	298,944	3,934,189	—	—	—	—	3,934,189
Issuance of shares per option agreements (Note 8)	115,384	1,728,380	—	—	—	—	1,728,380
Shares issued on vested RSUs (Notes 19)	4,615	179,505	—	(179,505)	—	—	—
Stock-based compensation (Notes 16, 18, 19, 20, 23)	—	—	361,081	105,244	—	—	466,325
Cancellation of RSUs (Note 19)	—	—	—	(12,377)	—	12,377	—
Cancellation of stock options (Note 20)	—	—	(4,920,927)	—	—	4,920,927	—
Expiry of warrants (Notes 15, 21)	—	—	—	—	(65,099)	65,099	—
Net loss for the year	—	—	—	—	—	(6,850,918)	(6,850,918)
Balance, June 30, 2024	1,982,003	50,127,974	1,917,719	—	—	(26,548,238)	25,497,455

Issuance of shares on financing (Note 18)	5,842,892	63,274,574	—	—	—	—	63,274,574
Share issue costs (Note 18)	—	(16,672,731)	—	—	—	—	(16,672,731)
Issuance of shares per agreements (Note 18)	776,535	8,325,336	—	—	—	—	8,325,336
Issuance of shares per option agreements (Note 8)	155,730	1,490,860	—	—	—	—	1,490,860
Stock-based compensation (Notes 16, 18, 19, 20, 23)	14,615	186,031	86,497	—	—	—	272,528
Treasury shares held for cancellation (Note 18)	(22,919)	(191,898)	—	—	—	—	(191,898)
Cash in lieu on shares consolidation	(689)	(3,740)	—	—	—	—	(3,740)
Net loss for the year	—	—	—	—	—	(15,985,788)	(15,985,788)
Balance, June 30, 2025	8,748,167	106,536,406	2,004,216	—	—	(42,534,026)	66,006,596

The accompanying notes are an integral part of these consolidated financial statements

Snow Lake Resources Ltd.

Consolidated Statements of Cash Flows

For the Years Ended June 30, 2025, 2024, and 2023

(Expressed in Canadian Dollars)

	2025	2024	2023
	$	$	$
Operating Activities
Net loss for the year	(15,985,788)	(6,850,918)	(15,462,945)
Adjustments for non-cash items:
Depreciation on right-of-use assets (Note 12)	29,040	31,680	2,640
Issuance of warrants for claims settlement	—	—	979,294
Accretion expense (Note 14)	1,735	5,907	1,841
Interest income (Note 10)	(28,932)	—	—
Issuance of warrants for services (Notes 15, 21)	129,440	171,631	409,495
Loss on termination of property options (Note 8)	1,450,319	4,652,894	—
Loss (gain) on change in fair value of derivative liabilities (Note 15)	(322,552)	(2,382,179)	246,460
Unrealized gain on change of fair value of investments (Note 7, 11)	(847,813)	—	—
Realized loss on sale of short-term investments (Note 7)	41,063	—	—
Share of loss on investment in joint venture (Note 9)	17,315	—	—
Issuance of shares per marketing service agreements	—	92,443	—
Loss on debt settled through the issuance of shares (Note 18)	3,670,079	74,684	—
Issuance of shares per agreements (Note 18)	—	—	157,502
Premium on flow-through shares (Note 17)	(2,016,543)	(1,159,632)	—
Reversal on flow-through premium liability (Note 17)	(460,974)	—	—
Stock-based compensation (Notes 16, 18, 19, 20, 23)	361,977	953,845	2,630,249
Foreign exchange loss (gain)	(60)	12,237	(812)
	(13,961,694)	(4,397,408)	(11,036,276)
Adjustments for non-cash items:
Sales tax receivable	(40,701)	140,503	112,967
Prepaids and deposits	(297,399)	177,238	66,645
Due from related party	—	10,287	—
Accounts payable and accrued liabilities	4,922,391	272,526	581,531
Due to related parties	(13,219)	54,528	(23,658)
Cash Flows used in Operating Activities	(9,390,622)	(3,742,326)	(10,298,791)

Financing Activities
Proceeds from equity financing (Note 18)	63,274,574	7,707,292	—
Share issuance costs (Note 18)	(16,010,648)	(215,377)	—
Shares repurchased	(191,898)	—	—
Cash in lieu on shares consolidation	(3,740)	—	—
Repayment of loan	—	—	(201,532)
Proceeds from exercise of warrants (Note 21)	—	—	31,578
Payment on redemption of restricted share units (Notes 16, 19, 23)	(863,280)	(546,476)	—
Payments made on lease deposit	—	—	(18,367)
Lease payments (Note 14)	(32,842)	(35,828)	(2,986)
Cash Flows provided by (used in) Financing Activities	46,172,166	6,909,611	(191,307)

Investing Activities
Payments for exploration and evaluation assets	(6,334,596)	(4,481,208)	(9,461,430)
Investments in Joint Venture (Note 9)	(6,291,062)	—	—
Investment in short-term loan receivable (Note 6)	(2,046,450)	—	—
Purchases of short-term investments (Note 7)	(714,132)	—	—
Investment in long-term loan receivable (Note 10)	(1,100,000)	—	—
Purchases of long-term investments (Note 11)	(5,132,534)	—	—
Proceeds from sale of short-term investments (Note 7)	139,422	—	—
Cash Flows used in Investing Activities	(21,479,352)	(4,481,208)	(9,461,430)

(Decrease) Increase in Cash	15,302,192	(1,313,923)	(19,951,528)
Cash, beginning of year	2,526,957	3,840,880	23,792,408
Cash, end of year	17,829,149	2,526,957	3,840,880

Supplemental Information
Exploration and evaluation assets in accounts payable	160,360	132,859	388,107
Share issuance costs in accounts payable	662,083	—	—
Fair value of agent’s warrants issued as share issuance costs	—	139,639	—

The accompanying notes are an integral part of these consolidated financial statements

Snow Lake Resources Ltd.

Notes to the Consolidated Financial Statements

For the Years Ended June 30, 2025, 2024 and 2023

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

For the year ended June 30, 2025, the Company incurred a net loss of $15,985,788 (2024 – $6,850,918, 2023 – $15,462,945), had negative cash flow from operations of $9,390,622 (2024 – $3,742,326; 2023 – $10,298,791), and as at June 30, 2025, the Company had an accumulated deficit of $42,534,026 (June 30, 2024 – $26,548,238; 2023 – $24,695,723). The Company has not yet placed any of its mineral properties into production and, as a result, the Company has no source of operating cash flow. The Company’s ability to continue as a going concern is dependent upon the Company achieving profitable operations to generate sufficient cash flows to fund continuing operations, or, in the absence of adequate cash flows from operations, obtaining additional financing to support operations for the foreseeable future. It is not possible to predict whether financing efforts will be successful or if the Company will attain profitable levels of operations. These conditions, and the unpredictability of the mining business, represent material uncertainties which may cast significant doubt upon the Company’s ability to continue as a going concern.

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

These consolidated financial statements have been prepared in accordance with IFRS Accounting Standards (“IFRS”) as issued by the International Accounting Standards Board. The accounting policies set out below were consistently applied to all periods presented unless otherwise noted.

These consolidated financial statements were reviewed, approved and authorized for issuance by the Board of Directors (the “Board”) of the Company on October 31, 2025.

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

Subsidiaries consist of entities over which the Company is exposed to, or has rights to, variable returns as well as the ability to affect those returns through the power to direct the relevant activities of the entity. Subsidiaries are fully consolidated from the date control is transferred to the Company and are-deconsolidated from the date control ceases. These consolidated financial statements include all the assets, liabilities, revenues, expenses and cash flows of the Company and its subsidiaries after eliminating inter-entity balances and transactions.

Snow Lake Resources Ltd.

Notes to the Consolidated Financial Statements

For the Years Ended June 30, 2025, 2024 and 2023

(Expressed in Canadian Dollars)

2.	Basis of Presentation (continued)

(d)	Functional Currency

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

For the Years Ended June 30, 2025, 2024 and 2023

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

Determination of joint control and classification

The assessment of whether the Company has control, joint control, or significant influence over another entity requires judgment. Key considerations include: (i) the activities that most significantly affect returns and how decisions about those activities are made; (ii) whether decisions require unanimous consent of the parties that collectively control the arrangement; (iii) whether rights held by other parties are substantive or protective; and (iv) the legal form of any separate vehicle and the contractual terms. These judgments affect whether an investee is consolidated as a subsidiary, accounted for as a joint operation or joint venture, or as an associate. Changes in facts and circumstances may result in a re-assessment of the classification.

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

For the Years Ended June 30, 2025, 2024 and 2023

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

Cash in the consolidated statements of financial position comprises cash at a chartered bank in Canada, funds held in trust with the Company’s legal counsels, and funds held with the Company’s financing agent and investment broker, which are available on demand.

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

Snow Lake Resources Ltd.

Notes to the Consolidated Financial Statements

For the Years Ended June 30, 2025, 2024 and 2023

(Expressed in Canadian Dollars)

3.	Summary of Material Accounting Policies (continued)

(d)	Joint arrangements

The Company applies IFRS 11 Joint Arrangements to all arrangements where two or more parties are bound by a contractual arrangement and share joint control. The Company determines the type of joint arrangement by assessing its rights and obligations arising from the structure and terms of the arrangement, considering the legal form of the vehicle, the terms agreed by the parties, and other facts and circumstances.

Joint operations

When the Company has rights to the assets and obligations for the liabilities of the arrangement, it recognizes its direct share of assets, liabilities, revenues and expenses in accordance with the relevant IFRS standards.

Joint ventures

When the Company has rights to the net assets of the arrangement, the interest is classified as a joint venture and accounted for using the equity method under IAS 28. The investment is initially recognized at cost and subsequently adjusted for the Company’s share of the joint venture’s profit or loss and other comprehensive income. Unrealized gains and losses on transactions with the joint venture are eliminated to the extent of the Company’s interest, unless the transaction provides evidence of impairment. If the Company’s share of losses exceeds the carrying amount of the investment, the carrying amount is reduced to nil and further losses are recognized only to the extent that the Company has a legal or constructive obligation to make payments on behalf of the joint venture. The Company assesses investments in joint ventures for impairment in accordance with IAS 36.

(e)	Financial Instruments

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

The Company’s financial assets include cash, other receivables excluding any sales tax amounts, short-term and long-term loans receivable, and short-term and long-term investments. The Company’s financial liabilities include its accounts payable, due to related parties, lease liabilities, derivative liabilities and other liabilities.

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

Snow Lake Resources Ltd.

Notes to the Consolidated Financial Statements

For the Years Ended June 30, 2025, 2024 and 2023

(Expressed in Canadian Dollars)

3.	Summary of Material Accounting Policies (continued)

(e)	Financial Instruments (continued)

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

When the financial asset is derecognized, the cumulative gain or loss recognized in OCI is reclassified from equity to profit or loss and presented in “other gains and losses”. Interest income from these financial assets is recognized using the effective interest rate method and presented in “interest income”. As at June 30, 2025 and 2024, the Company did not have any financial assets at FVTOCI.

Amortized cost

Debt and equity instruments that are held for collection of contractual cash flows where those cash flows represent SPPI are measured at amortized cost. Interest income from these financial assets is included in interest income using the effective interest rate method. The Company’s classification of financial assets and financial liabilities is summarized below:

Cash	FVTPL
Short-term loan receivable	Amortized cost
Short-term investments	FVTPL
Long-term loan receivable	Amortized cost
Long-term investment	FVTPL
Due to/from related parties	Amortized cost
Accounts payable	Amortized cost
Lease liabilities	Amortized cost
Deferred liabilities	Amortized cost
Derivative liabilities	FVTPL
Other liabilities	FVTPL

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

Financial assets that are held within a business model whose objective is to collect the contractual cash flows, and that have contractual cash flows that are solely payments of principal and interest on the principal outstanding are generally measured at amortized cost at the end of the subsequent accounting periods. All other financial assets, including equity investments, are measured at their fair values at the end of subsequent accounting periods, with any changes taken through profit and loss or OCI (irrevocable election at the time of recognition). For financial liabilities measured subsequently at FVTPL, changes in fair value due to credit risk are recorded in profit and loss.

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

Snow Lake Resources Ltd.

Notes to the Consolidated Financial Statements

For the Years Ended June 30, 2025, 2024 and 2023

(Expressed in Canadian Dollars)

3.	Summary of Material Accounting Policies (continued)

(e)	Financial Instruments (continued)

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

(f)	Impairment of Assets

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

(g)	Impairment of Non-Financial Assets

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

Snow Lake Resources Ltd.

Notes to the Consolidated Financial Statements

For the Years Ended June 30, 2025, 2024 and 2023

(Expressed in Canadian Dollars)

3.	Summary of Material Accounting Policies (continued)

(h)	Leased Assets

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

(i)	Provisions

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

(j)	Income Taxes

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

Snow Lake Resources Ltd.

Notes to the Consolidated Financial Statements

For the Years Ended June 30, 2025, 2024 and 2023

(Expressed in Canadian Dollars)

3.	Summary of Material Accounting Policies (continued)

(j)	Income Taxes (continued)

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

(k)	Share Capital

Common shares are classified as share capital. Costs directly attributable to the issue of common shares are recognized as a deduction from share capital, net of any tax effects.

(l)	Share-Based Payments Transactions

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

Snow Lake Resources Ltd.

Notes to the Consolidated Financial Statements

For the Years Ended June 30, 2025, 2024 and 2023

(Expressed in Canadian Dollars)

3.	Summary of Material Accounting Policies (continued)

(m)	Warrants

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

(n)	Flow-Through Shares

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

(o)	Loss Per Share

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

(p)	Foreign Currency Translation

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

(q)	Related Party Transactions

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

For the Years Ended June 30, 2025, 2024 and 2023

(Expressed in Canadian Dollars)

4.	Sales Tax Receivable

The Company’s sales tax receivable balance represents amounts due from government taxation authorities in respect of the Good and Services Tax/Harmonized Sales Tax. The Company anticipates full recovery of these amounts and therefore no ECL has been recorded against these receivables, which are due in less than one year.

5.	Prepaid Expenses

	June 30, 2025	June 30, 2024	June 30, 2023
	$	$	$
Prepaid insurance	94,960	—	283,307
Prepaid professional fees	434,419	—	—
Prepaid rent	133,868	—	—
Advances made to suppliers and deposits	25,880	706,634	600,565
Prepaids and deposits	689,127	706,634	883,872

6.	Short-term loan receivable

On June 16, 2025, the Company advanced $2,046,450 (USD $1,500,000) to The T.I.M.E. Organization, Inc. under a senior secured term loan agreement. The loan has a contractual tenor of nine months, maturing in March 2026.

The loan is repayable in 39 consecutive weekly instalments of USD $44,041, commencing the first week of July 2025. The total expected cash inflow over the term of the loan is approximately USD $1,717,600. The effective yield embedded in the amortization schedule is approximately 43% per annum. Prepayment is permitted at any time, subject to a 1% premium if prepaid prior to the 26th weekly payment.

The facility is secured by a first-priority lien over the borrower’s present and future accounts receivable, inventory, equipment, general intangibles, and cash. The loan agreement also contains standard financial and reporting covenants, restrictions on incurrence of additional debt, and customary events of default provisions.

The Company has designated this loan as a short-term financial asset measured at amortized cost. As at June 30, 2025, the short-term loan receivable was recorded at $2,046,450.

7.	Short-term investments

The Company’s short-term investments consist of the following:

Entity	Balance at June 30, 2023 and 2024	Additions	Dispositions	Realized gain (loss) on sale of investments	Unrealized gain (loss) on change of fair value of investments	Balance at June 30, 2025
		$	$	$	$	$
Top End Energy Limited (Shares)	—	349,815	(117,705)	(51,754)	(101,802)	78,554
Resolution Minerals Ltd. (Shares)	—	714,132	(21,717)	10,691	879,078	1,582,184
	—	1,063,947	(139,422)	(41,063)	777,276	1,660,738

8.	Exploration and Evaluation Assets

The following summarizes the movement of the Company’s E&E assets for the years ended June 30, 2025, 2024 and 2023:

	June 30, 2025	June 30, 2024	June 30, 2023
	$	$	$
Balance, beginning of year	26,612,758	21,442,032	12,077,584
Exploration and evaluation expenditures	7,818,048	7,976,506	9,364,448
Disposal due to termination of property agreements	(1,450,319)	(2,805,780)	—
Balance, end of year	32,980,487	26,612,758	21,442,032

Snow Lake Resources Ltd.

Notes to the Consolidated Financial Statements

For the Years Ended June 30, 2025, 2024 and 2023

(Expressed in Canadian Dollars)

8.	Exploration and Evaluation Assets (continued)

ACME Option Agreement

On January 29, 2024, the Company entered into an option agreement (the “ACME Option Agreement”) with ACME Lithium Inc. (“ACME”), pursuant to which ACME has granted the Company the option to earn up to a 90% undivided interest in the mineral claims held by ACME at its Manitoba lithium project areas, located in south eastern Manitoba, Canada (the “Shatford Lake Lithium Project”), which is comprised of 37 mineral claims located over three project areas - Shatford Lake, Birse Lake, and Cat-Euclid Lake, totaling approximately 17,000 acres.

Pursuant to the ACME Option Agreement, the Company may exercise the option by paying a total of $800,000 and incurring a total of $1,800,000 in exploration and development (“E&D”) expenditures over a two-year period, as follows:

●	Initial payment: Cash payment of $20,000 (paid);

●	Upon execution: Cash payment of $130,000 (paid);

●	First year: Cash payment of $150,000 (paid) and minimum E&D expenditures of $600,000 (incurred); and

●	Second year: Cash payment of $500,000 and minimum E&D expenditures of $1,200,000.

Once the Company has earned a 90% undivided interest in the Shatford Lake Lithium Project, and completed a positive feasibility study, a joint venture (the “Joint Venture”) between Snow Lake and ACME will be formed for further development, the detailed market standard terms and conditions of which will be agreed at the time of formation of the Joint Venture.

Engo Valley Uranium Project

On July 31, 2024, the Company and a British Columbia company (the “Vendor”) entered into a Share Purchase Agreement (the “SPA”) to acquire 100% of Engo Valley Pty Ltd. (“Engo Valley”), a private Australian company, pursuant to which Snow Lake will acquire up to 85% undivided indirect interest in Namibia Minerals and Investment Holdings (Proprietary) Limited (the “Project Company”), a private Namibian company, which in turn is the sole registered and beneficial owner of 100% of the right, title and interest in the Exclusive Prospecting License - 5887 (the “License”) for the Engo Valley Uranium Project.

Pursuant to the SPA, the Company will acquire Engo Valley in two stages, as follows:

(a)	First Stage Interest

Snow Lake acquired an initial 80% undivided interest in Engo Valley, which represents a 68% undivided indirect interest in the Project Company (the “First Stage Interest”), upon:

●	payment to the Vendor of USD $250,000 in cash (paid);

●	incurring exploration expenditures of a minimum of USD $200,000 (incurred); and

●	allotting and issuing to the Vendor 155,730 common shares (issued).

(b)	Second Stage Interest

The Company will acquire an additional 20% undivided interest in Engo Valley, which represents a 17% undivided indirect interest in the Project Company by (the “Second Stage Interest”), for a total undivided indirect interest of 85% in the Project Company, upon:

●	incurring additional exploration expenditures of a minimum of USD $800,000 on or before June 30, 2025 (incurred), provided, that any expenditures we incurred in excess of the USD $200,000 minimum exploration expenditures in connection with our acquisition of the First Stage Interest will be credited against the expenditure commitment for the Second Stage Interest.

Snow Lake Resources Ltd.

Notes to the Consolidated Financial Statements

For the Years Ended June 30, 2025, 2024 and 2023

(Expressed in Canadian Dollars)

8.	Exploration and Evaluation Assets (continued)

After the Company acquires the Second Stage Interest, the Company will be obligated to make the following payments to the Vendor, in the form of its common shares, upon the achievement of the following milestones:

i)	Milestone Payment No. 1: In the event an SK-1300 compliant technical report determines there is a uranium mineral resource on the Engo Valley Uranium Project of a minimum of 10 million pounds with a minimum average grade of 250 parts per million, or ppm, U3O8, the Company will issue an aggregate of 79,302 common shares; and

ii)	Milestone Payment No. 2: In the event an SK-1300 compliant technical report determines there is a uranium mineral resource on the Engo Valley Uranium Project of a minimum of 25 million pounds with a minimum average grade of 250 ppm U3O8, the Company will issue an aggregate of 79,302 common shares.

Mound Lake Property

On January 10, 2025, the Company and Free Battery Metal Limited (“Free Battery”) entered into a Term Sheet pursuant to which Snow Lake can earn up to an 80% interest in Free Battery’s Mound Lake Property. The Mound Lake Property encompasses 243 single-cell unpatented mineral claims covering over 4,800 hectares.

Pursuant to the terms and conditions of the transaction, Snow Lake can earn up to an 80% interest in the Mound Lake property through the following Option Earn-Ins:

●	First Option: Upon payment of $20,000 by Snow Lake to Free Battery (paid), Snow Lake shall earn a 10% interest in the Mound Lake Property.

●	Second Option: On or before the first anniversary of the effective date, Snow Lake shall have the right to acquire an additional 41% interest in the Mound Lake Property upon Snow Lake:

i)	having made work expenditures of at least $1,000,000; and

ii)	paying $500,000 to Free Battery.

●	Third Option: On or before the second anniversary of the effective date, Snow Lake shall have the right to acquire an additional 29% interest in the Mound Lake Property upon Snow Lake:

i)	having made additional work expenditures of $1,000,000; and

ii)	paying an additional $1,000,000 to Free Battery.

Prior to the completion of a pre-feasibility study on the Mound Lake Property, Snow Lake will be the operator of the Mound Lake Property and be responsible for all costs and expenses associated with exploration and development of the Mound Lake Property.

Following the completion of a pre-feasibility study on the Mound Lake Property, the parties shall diligently and in good faith negotiate the terms of a joint venture arrangement to advance development of the Mound Lake Property. Such arrangement will include, among other things, (i) a mechanism by which expenditures on the Mound Lake Property will be funded on a pro rata basis, based upon the respective parties proportionate interest in the Mound Lake Property; (ii) in the event any one party declines to fund the expenditures in proportion to their interest, their respective interest in the joint venture shall be reduced accordingly, subject to the Dilution Conversion (as defined hereinafter); (iii) a mechanism for preparing and approving a budget and work program in respect of the Mound Lake Property; and (iv) the ongoing management of the joint venture.

Following the exercise of the First Option, in the event that either party's interest in the Mound Lake Property falls below 10%, such party's interest shall be converted into a 1% net smelter return royalty on the Mound Lake Property, which shall not be subject to a right of first refusal or any other pre-emptive rights in favour to such party (the "Dilution Conversion").

Black Lake Uranium Project

On June 21, 2024, the Company acquired Global Uranium Acquisition Corp (Pty) Ltd. (“Global Uranium”) for cash consideration of $50,000 and the issuance of 76,923 common shares. Global Uranium held an option agreement to acquire a 100% interest in the Black Lake Uranium Project. On May 8, 2025, the Company defaulted on the option agreement. A loss on termination of the Black Lake option agreement of $1,379,415 was recorded in the consolidated statements of loss and comprehensive loss, consisting of previously capitalized E&E assets.

Snow Lake Resources Ltd.

Notes to the Consolidated Financial Statements

For the Years Ended June 30, 2025, 2024 and 2023

(Expressed in Canadian Dollars)

8.	Exploration and Evaluation Assets (continued)

Buffalo Uranium Project

On February 18, 2025, the Company entered into a binding letter of intent to acquire Bazooka Resources Ltd. (“Bazooka”). Bazooka holds the exclusive option to acquire a 100% interest in the Buffalo Uranium Project. The Company made an initial cash payment of $70,904 (US$50,000) but subsequently made the determination to terminate the binding letter of intent. A loss on termination of $70,904 was recorded in the consolidated statements of loss and comprehensive loss, consisting of previously capitalized E&E assets.

Muskrat Dam Option Agreement

On February 5, 2024, the Company entered into an option agreement (the “Muskrat Dam Option Agreement”) with a private Manitoba company (“Manco”) to acquire a 90% undivided interest in a group of mineral claims in the Muskrat Dam Lake area of Western Ontario, near Kenora and the border with Manitoba (the “Muskrat Dam Project”).

Pursuant to the Muskrat Dam Option Agreement, the Company paid $50,000, issued an aggregate of 38,462 common shares (Note 18), and granted 153,846 2024 Settlement Warrants (each a 2024 Settlement Warrant), whereby each 2024 Settlement Warrant is exercisable for a period of five years at an exercise price of USD $19.50 (see Note 15).

The option agreement was amended and terminated on June 28, 2024, and the Company issued an aggregate of 269,231 shares in consideration for the termination (see Note 18). The 153,846 2024 Settlement Warrants previously issued were cancelled (see Note 15). A loss on termination of the Muskrat Dam Option Agreement of $4,652,894 was recorded in the consolidated statements of loss and comprehensive loss, consisting of $3,415,591 related to the issuance of termination shares, $2,805,780 related to previously capitalized E&E assets that were written off, net of $1,568,557 related to the derecognition of the derivative liability associated with the cancelled 2024 Settlement Warrants.

9.	Investment in Joint Venture

On March 12, 2025, Snow Lake announced that it has entered into a 50/50 joint venture (the “Joint Venture”) with Global Uranium and Enrichment Limited (“GUE”), to acquire 100% of the Pine Ridge Uranium Project (“Pine Ridge”) in the Powder River Basin in Wyoming, United States.

The Company’s interest in the Joint Venture (“Powder River Basin LLC” or the “Buyer”) is accounted for using the equity method in the consolidated financial statements. Summarized financial information of the joint venture are set out below:

	June 30, 2025	June 30, 2024
	$	$
Current Assets, including cash and cash equivalents of $1,060,770 and prepayments of $93,953	1,154,723	—
Non-current assets	32,115,558	—
Current liabilities	(10,657,035)	—
Non-current liabilities	(10,232,250)	—
Net Assets	12,380,996	—

The summarized statement of profit and loss of Powder River Basin LLC for the period from incorporation to June 30, 2025 is set out below:

	June 30, 2025	June 30, 2024
	$	$
Administrative expenses	13,200	—
Insurance expenses	21,430	—
Loss for the year	(34,630)	—
Company’s share of loss for the year	(17,315)	—

Snow Lake Resources Ltd.

Notes to the Consolidated Financial Statements

For the Years Ended June 30, 2025, 2024 and 2023

(Expressed in Canadian Dollars)

9.	Investment in Joint Venture (continued)

The carrying value of the investment in the Joint Venture is as follows:

$
Balance, June 30, 2023 and 2024	—
Cash contributions to JV	6,291,062
Deferred contributions	10,232,250
Share of loss in Powder River Basin LLC	(17,315)
Balance, June 30, 2025	16,505,997

Contingent Liabilities and Commitments:

The Buyer will purchase Pine Ridge from Stakeholder Energy LLC (Seller”) upon payment to the Seller of $US22,500,000 cash, to be paid in three equal installments of US$7,500,000, payable as follows:

i.	US$7,500,000 to be paid at closing (Closing) of the Acquisition contemplated by the Purchase and Sale Agreement (Acquisition Agreement) (First Instalment);

ii.	US$7,500,000 to be paid on or before one-year from the date of Closing (Second Instalment); and

iii.	US$7,500,000 to be paid on or before two years from the date of Closing (Third Instalment).

Further:

i.	The Buyer shall pay the Seller a production royalty based on an applicable royalty percentage (which will be calculated by a Net Smelter Returns variable between 3.5% and 6%, dependent on U3O8 Realized Price) from uranium, vanadium and related minerals produced and sold or deemed sold by Buyer from any additional property or property interests acquired by the Buyer, or its affiliates or permitted assigns, within twenty (20) years after the effective date of March 11, 2025.

ii.	The Buyer shall expend a minimum of US$10,000,000 in exploration and development costs by the three-year anniversary of the Closing.

The Company is responsible for the 50% payment of the consideration. Deferred liabilities (current) have been recognised for its portion (US$3.75m) which is payable within 12 months and a further deferred liabilities (non-current) has been recognised for its portion (US$3.75m) which is payable within 24 months.

10.	Long-term loan receivable

On May 2, 2025, the Company subscribed to a secured convertible note issued by Commerce Resources Corp. for a principal amount of $1,100,000 (the “Convertible Note”). The Convertible Note bears interest at a rate of 20% per annum, accruing until the earlier of conversion or maturity, and has a contractual maturity of 24 months from issuance.

The Convertible Note provides the Company with the option to convert the outstanding principal and accrued interest into common shares of Commerce Resources Corp. at a fixed price of $0.12 per share, or at the price of a subsequent equity financing (not lower than $0.10 per share). In addition, if a Liquidity Event (IPO or Merger) occurs within 12 months of issuance, the Convertible Note will automatically convert into common shares at the price of such financing, subject to a floor equal to the then-prevailing market price. If no conversion occurs, the obligations are repayable in cash at maturity. The Convertible Note is secured against the assets of Commerce Resources Corp.

During the year ended June 30, 2025, the Company accrued interest income of $28,932 on the Convertible Note.

11.	Long-term Investment

The Company’s long-term investment consists of the following:

Entity	Balance at June 30, 2023 and 2024	Additions	Dispositions	Realized gain (loss) on sale of investment	Unrealized gain (loss) on change of fair value of investment	Balance at June 30, 2025
	$	$	$	$	$	$
Global Uranium and Enrichment Ltd. (Shares)	—	5,132,534	—	—	70,537	5,203,071
	—	5,132,534	—	—	70,537	5,203,071

On April 16, 2025, the Company entered into a Subscription Agreement with Global Uranium and Enrichment Ltd. (“GUE”), an Australian Securities Exchange (ASX) listed entity. Pursuant to the agreement, the Company subscribed for 89,448,256 shares of GUE at an aggregate subscription price of $5,132,534, representing a 19.99% interest in GUE. In addition, the Company was granted 14,000,000 options exercisable at AUD $0.13 per share, expiring three years from the date of issue.

The subscription shares and any shares issued on exercise of the options are subject to a six-month voluntary escrow period from completion, subject to certain limited exceptions. The Company is also entitled to appoint one nominee to GUE’s board of directors, conditional upon maintaining at least a 10% equity interest in GUE.

Snow Lake Resources Ltd.

Notes to the Consolidated Financial Statements

For the Years Ended June 30, 2025, 2024 and 2023

(Expressed in Canadian Dollars)

12.	Right-of-Use Assets

Effective June 15, 2023, the Company entered into a lease agreement for mining equipment used in its E&E activities, for a term of two years. As at June 30, 2025, 2024 and 2023, the Company’s leased equipment classified as right-of-use (“ROU”) assets are as follows:

	June 30, 2025	June 30, 2024	June 30, 2023
	$	$	$
Cost, beginning of year	63,360	63,360	—
Additions for right-of-use assets	—	—	63,360
Balance, end of year	63,360	63,360	63,360

Accumulated Amortization, beginning of year	34,320	2,640	—
Depreciation	29,040	31,680	2,640
Accumulated Amortization, end of year	63,360	34,320	2,640

Net Book Value	—	29,040	60,720

13.	Accounts Payable and Accrued Liabilities

	June 30, 2025	June 30, 2024	June 30, 2023
	$	$	$
Trade payables	1,408,720	470,172	722,376
Accrued liabilities	237,942	219,772	301,758
	1,646,662	689,944	1,024,134

Accounts payable of the Company are principally comprised of amounts outstanding for trade purchases incurred in the normal course of business.

14.	Lease Liabilities

The movements and carrying amounts of the Company’s ROU assets under lease as per disclosed in Note 12, are summarized as follows:

$
Balance, June 30, 2022	—
Additions of lease	63,360
Lease payments	(2,986)
Accretion on lease liabilities	654
Balance, June 30, 2023	61,028
Lease payments	(35,828)
Accretion on lease liabilities	5,907
Balance, June 30, 2024	31,107
Lease payments	(32,842)
Accretion on lease liabilities	1,735
Balance, June 30, 2025	—

Snow Lake Resources Ltd.

Notes to the Consolidated Financial Statements

For the Years Ended June 30, 2025, 2024 and 2023

(Expressed in Canadian Dollars)

15.	Derivative Liabilities

The changes to the derivative liabilities are as follows:

$
Balance, June 30, 2022	286,997
Fair value of derivative liabilities on date of issuance	1,388,790
Fair value changes of derivative liability – Finders’ Warrants	92,028
Fair value changes of derivative liability – Incentive Warrants	(7,952)
Fair value changes of derivative liability – Settlement Warrants	162,383
Balance, June 30, 2023	1,922,246
Fair value of derivative liabilities on date of issuance	2,333,515
Fair value changes of derivative liability – Finders’ Warrants	(333,740)
Fair value changes of derivative liability – Incentive Warrants	(389,790)
Fair value changes of derivative liability – Settlement Warrants	(949,817)
Fair value changes of derivative liability – Agents’ Warrants	(84,460)
Fair value changes of derivative liability – Performance Warrants	(170,685)
Fair value changes of derivative liability – 2024 Settlement Warrants	(453,687)
Disposal of 2024 Settlement Warrants	(1,568,557)
Balance, June 30, 2024	305,025
Fair value of derivative liabilities on date of issuance	129,440
Fair value changes of derivative liability – Finders’ Warrants	(38,060)
Fair value changes of derivative liability – Incentive Warrants	(11,754)
Fair value changes of derivative liability – Settlement Warrants	(160,622)
Fair value changes of derivative liability – Agents’ Warrants	(37,803)
Fair value changes of derivative liability – Performance Warrants	(946)
Fair value changes of derivative liability – Octagon Warrants	(73,367)
Balance, June 30, 2025	111,913

IPO Finders’ Warrants

In connection with the IPO which closed on November 23, 2021, the Company issued 14,154 finders’ warrants (each a “Finders’ Warrant”) exercisable at USD $121.875 before November 19, 2026. The fair value of these Finders’ Warrants was estimated at $1,237,681 using the Black-Scholes valuation model (“Black-Scholes”) with the following assumptions: expected volatility of 100% based on comparable companies, expected dividend yield of 0%, risk-free interest rate of 1.58%, and an expected life of five years.

As at June 30, 2025, the derivative liability related to the Finders’ Warrants was measured at a fair value of $7,224 (2024 - $45,285; 2023 – $379,025) using Black-Scholes with the following assumptions: share price of USD $3.620, exercise price of USD $121.875, expected volatility of 161.90% based on comparable companies, expected dividend yield of 0%, risk-free interest rate of 2.60% and an estimated remaining life of 1.39 years.

During the year ended June 30, 2025, the Company recorded a fair value gain of $38,060 on the derivative liability related to the Finders’ Warrants (2024 – fair value gain of $333,740; 2023 – fair value loss of $92,028).

Incentive Warrants

On February 17, 2023, the Company issued 17,307 incentive warrants (each a “Incentive Warrant”) to a third-party pursuant to an engagement agreement between the parties, whereby each Incentive Warrant is exercisable for a period of two years at an exercise price of: (i) USD $39.00 for 5,769 Incentive Warrants; (ii) USD $52.00 for 5,769 Incentive Warrants; and (iii) USD $65.00 for 5,769 Incentive Warrants. On initial recognition, the fair value of these Incentive Warrants was estimated at $409,496 using Black-Scholes with the following assumptions: expected volatility of 148% based on comparable companies, expected dividend yield of 0%, risk-free interest rate of 4.15%, and an expected life of two years. The fair value of the Incentive Warrants was recorded as consulting fees on the consolidated statements of loss and comprehensive loss.

As at June 30, 2025, the derivative liability related to the Incentive Warrants was measured at a fair value of $nil as the Incentive Warrants expired on February 17, 2025 (2024 - $11,754; 2023 – $401,544).

Snow Lake Resources Ltd.

Notes to the Consolidated Financial Statements

For the Years Ended June 30, 2025, 2024 and 2023

(Expressed in Canadian Dollars)

15.	Derivative Liabilities (continued)

During the year ended June 30, 2025, the Company recorded a fair value gain of $11,754 (2024 - $389,790; 2023 – $7,952) on the derivative liability related to the Incentive Warrants.

Settlement Warrants

On March 31, 2023, the Company issued 38,462 settlement warrants (each a “Settlement Warrant”) to two additional third-parties pursuant to an agreement for release and settlement of claims advanced against the Company, whereby each Settlement Warrant is exercisable for a period of three years at an exercise price of USD $32.50. On initial recognition, the fair value of these Settlement Warrants was estimated at $979,294 using Black-Scholes with the following assumptions: expected volatility of 140% based on comparable companies, expected dividend yield of 0%, risk-free interest rate of 3.51%, and an expected life of three years. The fair value of the Settlement Warrants was recorded as professional fees on the consolidated statements of loss and comprehensive loss.

As at June 30, 2025, the derivative liability related to the Settlement Warrants was measured at a fair value of $31,238 (2024 - $191,860; 2023 – $1,141,677) using Black-Scholes with the following assumptions: share price of USD $3.62, exercise price of USD $32.50, expected volatility of 188.74% based on comparable companies, expected dividend yield of 0%, risk-free interest rate of 2.61% and an estimated remaining life of 0.75 years.

During the year ended June 30, 2025, the Company recorded a fair value gain of $160,622 (2024 - $949,817; 2023 – fair value loss of $162,383) on the derivative liability related to the Settlement Warrants.

Agents’ Warrants

On September 21, 2023, the Company issued 6,615 agents’ warrants (each an “Agents’ Warrant”) in connection to the flow-through financing, whereby each Agents’ Warrant is exercisable for a period of five years at an exercise price of USD $34.71. On initial recognition, the fair value of these Agents’ Warrants was estimated at $139,639 using Black-Scholes with the following assumptions: expected volatility of 139% based on comparable companies, expected dividend yield of 0%, risk-free interest rate of 4.25%, and an expected life of five years. The fair value of the Agents’ Warrants was recorded as share issuance costs and netted against share capital on the consolidated statements of financial position.

As at June 30, 2025, the derivative liability related to the Agents’ Warrants was measured at a fair value of $17,377 (2024 - $55,179; 2023 - $nil) using Black-Scholes with the following assumptions: share price of USD $3.62, exercise price of USD $34.71, expected volatility of 144.24% based on comparable companies, expected dividend yield of 0%, risk-free interest rate of 2.62% and an estimated remaining life of 3.23 years.

During the year ended June 30, 2025, the Company recorded a fair value gain of $37,803 on the derivative liability related to the Agents’ Warrants (2024 - $84,460; 2023 - $nil).

Performance Warrants

On October 2, 2023, the Company issued 23,076 performance warrants (each a “Performance Warrant”) to a third-party pursuant to a marketing services agreement between the parties, whereby each Performance Warrant is exercisable for a period of one year at an exercise price of: (i) USD $26.00 for 7,692 Performance Warrants; (ii) USD $32.50 for 7,692 Performance Warrants; and (iii) USD $39.00 for 7,692 Performance Warrants. On initial recognition, the fair value of these Performance Warrants was estimated at $171,631 using Black-Scholes with the following assumptions: expected volatility of 137% based on comparable companies, expected dividend yield of 0%, risk-free interest rate of 4.83%, and an expected life of one year. The fair value of the Performance Warrants was recorded as consulting fees on the consolidated statements of loss and comprehensive loss.

As at June 30, 2025, the derivative liability related to the Performance Warrants was measured at a fair value of $nil as the Performance Warrants expired on October 2, 2024 (2024 - $946; 2023 - $nil)

During the year ended June 30, 2025, the Company recorded a fair value gain of $946 on the derivative liability related to the Performance Warrants (2024 - $170,685; 2023 - $nil).

Snow Lake Resources Ltd.

Notes to the Consolidated Financial Statements

For the Years Ended June 30, 2025, 2024 and 2023

(Expressed in Canadian Dollars)

15.	Derivative Liabilities (continued)

Octagon Warrants

On April 1, 2025, the Company issued 19,231 performance warrants (each an “Octagon Warrant”) to a third-party pursuant to the marketing agreement between the parties, whereby each Octagon Warrant is exercisable for a period of one year at an exercise price of USD $13.00. On initial recognition, the fair value of these Octagon Warrants was estimated at $129,440 using Black-Scholes with the following assumptions: expected volatility of 238.19%, expected dividend yield of 0%, risk-free interest rate of 2.49%, and an expected life of one year. The fair value of the Octagon Warrants was recorded as consulting fees on the consolidated statements of loss and comprehensive loss.

As at June 30, 2025, the derivative liability related to the Octagon Warrants was measured at a fair value of $56,073 (2024 - $nil; 2023 - $nil) using Black-Scholes with the following assumptions: share price of USD $3.62, exercise price of USD $13.00, expected volatility of 263.09%, expected dividend yield of 0%, risk-free interest rate of 2.61% and an estimated remaining life of 0.81 years.

During the year ended June 30, 2025, the Company recorded a fair value gain of $73,367 on the derivative liability related to the Octagon Warrants (2024 - $nil; 2023 - $nil).

2024 Settlement Warrants

On February 8, 2024, the Company issued 153,846 2024 Settlement Warrants pursuant to the Muskrat Dam Option Agreement, whereby each 2024 Settlement Warrant is exercisable for a period of five years at an exercise price of USD $19.50. On initial recognition, the fair value of these 2024 Settlement Warrants was estimated at $2,022,244 using Black-Scholes with the following assumptions: expected volatility of 138% based on comparable companies, expected dividend yield of 0%, risk-free interest rate of 3.66%, and an expected life of five years. The fair value of the 2024 Settlement Warrants was recorded as exploration and evaluation assets on the consolidated statements of financial position.

On June 28, 2024, the Muskrat Dam Option Agreement was terminated resulting in the cancellation of the 2024 Settlement Warrants. On June 28, 2024, the derivative liability was measured at a fair value of $1,568,557 using Black-Scholes with the following assumptions: share price of USD $9.23, exercise price of USD $19.50, expected volatility of 135% based on comparable companies, expected dividend yield of 0%, risk-free interest rate of 3.52% and an estimated remaining life of 4.61 years. The balance was written off against the loss on termination of the Muskrat Dam Option Agreement in the consolidated statements of loss and comprehensive.

During the year ended June 30, 2024, the Company recorded a fair value gain of $453,687 on the derivative liability related to the 2024 Settlement Warrant.

16.	Other Liabilities

On January 30, 2023, the Company granted 36,154 RSUs to various directors, of which 30,769 RSUs contained a put right option (the “Put Right Option”) where the directors can elect to settle in cash or in equity. These RSUs vest at various stages pending conditions of certain milestones. These RSUs with the Put Right Option are classified as other liabilities on the consolidated statements of financial position.

As at August 9, 2023, 12,308 RSUs with the Put Right Option had met certain milestones required to vest. On September 26, 2023, the Company paid $534,240 (USD $400,000) to redeem these 12,308 RSUs at the Put Purchase Price.

On January 10, 2025, the remaining 18,461 RSUs with the Put Right Option were exercised. The Company paid $863,280 (USD $600,000) to redeem these 18,461 RSUs at the Put Right Exercise Price.

During the year ended June 30, 2025, stock-based compensation of $89,449 was recorded in connection to the vesting of these RSUs on the consolidated statements of loss and comprehensive loss (2024 - $487,520; 2023 - $820,612).

Snow Lake Resources Ltd.

Notes to the Consolidated Financial Statements

For the Years Ended June 30, 2025, 2024 and 2023

(Expressed in Canadian Dollars)

17.	Flow-Through Share Liability

Flow-through share liability includes the liability portion of the flow-through shares issued. The flow- through common shares issued in the offering completed on September 21, 2023 were issued at a premium to the market price in recognition of the tax benefits accruing to subscribers. The flow-through premium was calculated to be $3,637,149 and was derecognized through income as eligible expenditures were incurred.

During the year ended June 30, 2025, the Company incurred eligible expenditures of $4,273,151, satisfying $2,016,543 of such premium (For the period from September 21, 2023, to June 30, 2024, the Company incurred eligible expenditures of $2,457,316, satisfying $1,159,632 of such premium).

As of December 31, 2024, the Company had not fully spent the required amount, resulting in tax penalties and investor compensation obligations. As a result, the Company recorded $1,059,721 for Part XII.6 tax payable to the Canada Revenue Agency and for investor compensation related to tax benefit adjustments.

As at June 30, 2025, the flow-through share liability is carried at a balance of $nil (June 30, 2024 - $2,477,517).

18.	Share Capital

Authorized share capital

The Company is authorized to issue an unlimited number of common shares without par value.

On May 2, 2025, the Company completed a 1-for-13 reverse stock split of its outstanding common shares. All references to the number of common shares, earnings per share, and per share information in these consolidated statements have been retroactively adjusted to reflect the impact of the share split for all periods presented. The total number of common shares outstanding decreased from 101,406,557 to 7,800,497, with no change in total share capital.

Common shares issued and outstanding as at June 30, 2025, 2024 and 2023 are as follows:

	Number of common shares	Amount
	#	$
Balance, June 30, 2022	1,378,827	39,733,633
Shares issued on debt settlement	18,462	800,366
Shares issued from the exercise of warrants	1,619	36,774
Balance, June 30, 2023	1,398,908	40,570,773
Shares issued on private placement financing	164,152	7,707,292
Flow-through premium	—	(3,637,149)
Share issue costs	—	(355,016)
Shares issued per agreements	298,944	3,934,189
Shares issued per option agreements	115,384	1,728,380
Shares issued on vested RSUs	4,615	179,505
Balance, June 30, 2024	1,982,003	50,127,974
Shares issued on ATM financings	5,842,892	63,274,574
Share issue costs	—	(16,672,731)
Shares issued per agreements	776,535	8,325,336
Shares issued per option agreements	155,730	1,490,860
Share based compensation	14,615	186,031
Treasury shares held for cancellation	(22,919)	(191,898)
Cash paid in lieu on shares consolidation	(689)	(3,740)
Balance, June 30, 2025	8,748,167	106,536,406

Share capital transactions for the year ended June 30, 2025

On August 7, 2024, the Company issued 155,730 common shares in connection with the acquisition of the First Stage Interest with respect to the Engo Valley Uranium Project. These common shares were valued at $1,490,860 based on the Company’s closing share price on the date of issuance.

Snow Lake Resources Ltd.

Notes to the Consolidated Financial Statements

For the Years Ended June 30, 2025, 2024 and 2023

(Expressed in Canadian Dollars)

18.	Share Capital (continued)

On August 22, 2024, the Company entered into an ATM Sales Agreement, as amended on October 18, 2024, with ThinkEquity LLC (the “Agent”), as sales agent, pursuant to which the Company may offer and sell, from time to time through the Agent, up to US$2,900,000 of common shares of the Company. During the year ended June 30, 2025, the Company has sold 1,009,919 common shares for gross proceeds of $4,081,551 (USD $2,897,622).

On December 20, 2024, the Company issued 1,211,538 common shares at a price of USD $5.33 per share in a best-efforts public offering, for gross proceeds of $9,276,199 (USD $6,457,500).

On December 31, 2024, the Company issued 1,442,307 common shares at a price of USD $10.40 per share in a best-efforts public offering, for gross proceeds of $21,583,500 (USD $15,000,000).

On January 27, 2025, the Company issued 1,230,769 common shares at a price of USD $13.00 per share in a best-efforts public offering for gross proceeds of $23,009,600 (USD $16,000,000).

On April 17, 2025, the Company entered into an ATM Sales Agreement with the Agent, pursuant to which the Company may offer and sell, from time to time through the Agent, up to US$50,000,000 of common shares of the Company. During the year ended June 30, 2025, the Company had sold 948,359 common shares for gross proceeds of $5,323,724 (USD$3,858,666).

In connection with the equity financings above, the Company paid fees and expenses for marketing, commissions, and professional services in the amount of $16,672,731.

On November 18, 2024, the Company issued 76,923 common shares to 10152300 Manitoba LTD. pursuant to a debt settlement agreement for legal expenses between the parties. These common shares were valued at $308,924 based on the Company’s closing share price on the date of issuance.

The Board of Directors approved the issuance of up to 38,461 shares to settle debts owed to various creditors under a Debt Settlement Agreement. The shares were issued on January 10, 2025. These common shares were valued at $489,627 based on the Company’s closing share price on the date of issuance.

On February 28, 2025, the Company issued 378,461 common shares to 10183923 Manitoba Ltd. and 38,461 common shares to 10152300 Manitoba LTD. pursuant to a debt settlement agreement between the respective parties. These common shares were valued at $5,358,848 and $544,598, respectively, based on the Company’s closing share price on the date of issuance.

On March 12, 2025, the Company issued 123,076 common shares to 10223254 Manitoba Ltd. pursuant to a debt settlement agreement between the parties. These common shares were valued at $838,126 based on the Company’s closing share price on the date of issuance.

On March 13, 2025, the Company issued 121,153 common shares to 10223778 Manitoba Ltd. pursuant to a debt settlement agreement between the parties. These common shares were valued at $785,213 based on the Company’s closing share price on the date of issuance.

On January 10, 2025, 6,923 common shares were granted to directors and committee members. These common shares were valued at $88,120 based on the Company’s closing share price on the date of issuance. The Company also issued 7,692 common shares to the CEO on the exercise of RSUs (See Note 19 for more information).

During the year ended June 30, 2025, the Company bought back 22,919 shares for $191,898.

Share capital transactions for the year ended June 30, 2024

On September 21, 2023, the Company closed its best-efforts flow-through financing through the issuance of 164,152 common shares at a price of $46.95 (USD $34.71) per common share, for gross proceeds of $7,707,292 (USD $5,697,710) (the “Offering”). In connection with the Offering, the Company issued 6,615 Agents’ Warrants at USD $34.71 per share with an expiry of five years and paid fees and expenses to various agents in the amount of $215,377.

On September 21, 2023, the Company also issued 1,637 common shares to a third-party pursuant to a letter agreement between the parties. These common shares were valued at $40,457, based on the Company’s closing share price on the date of issuance, and the amount was recorded as consulting fees on the consolidated statements of loss and comprehensive loss.

Snow Lake Resources Ltd.

Notes to the Consolidated Financial Statements

For the Years Ended June 30, 2025, 2024 and 2023

(Expressed in Canadian Dollars)

18.	Share Capital (continued)

On October 20, 2023, the Company issued 3,076 common shares to a third-party pursuant to a marketing agreement. These common shares were valued at $51,986, based on the Company’s closing share price on the date of issuance, and the amount was recorded as consulting fees on the consolidated statements of loss and comprehensive loss.

On February 8, 2024, the Company issued 38,462 common shares in connection with the Muskrat Dam Project option agreement. These common shares were valued at $733,615 based on the Company’s 30-day-volume-weighted-adjusted share price on the date of issuance.

On February 14, 2024, the Company issued 4,615 common shares upon the vesting of restricted share units valued at $179,505.

On February 20, 2024, the Company issued 25,000 common shares to 10152300 Manitoba LTD. pursuant to a debt settlement agreement for legal expenses between the parties. These common shares were valued at $426,155 based on the Company’s closing share price on the date of issuance.

On June 21, 2024, the Company issued 76,922 common shares pursuant to an agreement for the acquisition of the Black Lake Uranium Project. These common shares were valued at $994,765 based on the Company’s closing share price on the date of issuance.

On June 28, 2024, the Company issued 269,231 common shares in consideration for the amendment and termination of the Muskrat Dam Option Agreement. These common shares were valued at $3,415,591 based on the Company’s closing share price on the date of issuance.

Share capital transactions for the year ended June 30, 2023

On January 25, 2023, the Company issued 18,462 common shares with a fair value of $800,366 to settle a debt (the “Shares-for-Debt Settlement”) of USD $480,000 owed by a director to a third-party, in relation to services provided by the third-party related to the requisitioning of a shareholders’ meeting, which the Company had agreed to complete the settlement on behalf of the director. As a result of the Shares-for-Debt Settlement, the Company recorded a loss on settlement of $157,501 on the consolidated statements of loss and comprehensive loss.

During the year ended June 30, 2023, 1,619 common shares were also issued as a result of the exercise of Warrants for cash proceeds of $31,578.

19.	Reserve for RSUs

On January 30, 2023, the Company granted 36,154 RSUs to various directors. 5,385 of these RSUs vested on January 30, 2024. The grant date fair value attributable to these 5,385 RSUs was $209,422, of which $105,244 was recorded as stock-based compensation in connection with the vesting of these RSUs during the year ended June 30, 2024 (2023 - $86,638).

RSUs with the Put Right Option which vest at various stages pending conditions of certain milestones are classified under other liabilities on the consolidated statements of financial position (see Note 16 for details).

On July 17, 2023, the Company granted 15,384 RSUs to an officer. The RSUs will vest at various stages depending on the Company’s volume weighted average price exceeding certain thresholds. As no vesting conditions were met, no stock-based compensation was recorded on these RSUs during the year ended June 30, 2024. On January 10, 2025, 7,692 of these RSUs had met certain milestones required to vest and were exercised. $97,911 was recorded in share-based payments on exercise.

On July 29, 2023, 769 RSUs were cancelled. As a result of this cancellation, an amount of $12,377 was reallocated from RSU reserve to accumulated deficit.

As at August 9, 2023, 12,308 RSUs with the Put Right Option had met certain milestones required to vest, and on September 26, 2023, the Company paid $534,240 (USD $400,000) to redeem these 12,308 RSUs (see Note 16 for details).

On February 14, 2024, 4,615 RSUs met certain milestones required to vest and 4,615 common shares were issued on exercise.

Snow Lake Resources Ltd.

Notes to the Consolidated Financial Statements

For the Years Ended June 30, 2025, 2024 and 2023

(Expressed in Canadian Dollars)

19.	Reserve for RSUs (continued)

On January 9, 2025, the Company granted 890,375 RSUs to certain directors and consultants. The RSUs will vest at various stages depending on the Company’s volume weighted average price exceeding certain thresholds. As no vesting conditions were met, no stock-based compensation was recorded on these RSUs during the year ended June 30, 2025. See Note 23 for more details.

On January 10, 2025, the remaining 18,461 RSUs with the Put Right Option were exercised. The Company paid $863,280 (USD $600,000) to redeem these 18,461 RSUs at the Put Right Exercise Price.

As at June 30, 2025, the Company had 898,067 RSUs outstanding (2024 – 33,846 RSUs outstanding; 2023 – 36,154 RSUs outstanding).

20.	Reserve for Share-Based Payments

The Company maintains the Option Plan whereby certain key officers, directors and consultants may be granted stock options for common shares of the Company. The maximum number of common shares that are issuable under the Option Plan is limited to 185,133 common shares. Under the Option Plan, the exercise price of each option may not be lower than the greater of the closing price of the Company’s shares on the trading day prior to the grant date or the grant date itself, whichever is higher. Vesting of options is determined at the discretion of the Board. As at June 30, 2025, the Company had 122,996 common shares available for issuance under the Option Plan.

The following summarizes the stock option activity for the years ended June 30, 2025, 2024 and 2023:

	2025		2024		2023
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
	#	$	#	$	#	$
Opening Balance	62,137	51.48	112,493	97.89	124,653	93.99
Granted	—	—	19,231	USD 29.25	26,923	USD 32.50
Cancelled	—	—	(65,741)	USD 97.50	(11,391)	USD 97.50
Cancelled	—	—	(3,846)	USD 32.50	(27,692)	USD 32.50
Modified	62,137	USD 19.50	—	—	—	—
Ending Balance	62,137	USD 19.50	62,137	51.48	112,493	97.89

Option activities for the year ended June 30, 2025

On January 9, 2025, the Board of Directors approved the repricing of all outstanding stock options to a revised exercise price of USD $19.50 per option. The repricing applied to all option holders on a consistent basis. Management assessed the impact of the repricing and determined that the revised exercise price did not result in any incremental fair value being conveyed to option holders. Accordingly, no additional share-based payment expense has been recognized in relation to this repricing.

Option activities for the year ended June 30, 2024

On July 14, 2023, the Company granted 19,231 options to an officer. The options are exercisable at a price of USD $29.25 per common share for a period of three years. 25% of the options will vest six months from the grant date, 25% will vest 12 months from the grant date, with the remainder to vest 18 months from the grant date. The options were valued using Black-Scholes with the following assumptions: expected volatility of 150% based on comparable companies, expected dividend yield of 0%, risk-free interest rate of 4.30%, forfeiture rate of 20% and an expected life of three years. The grant date fair value attributable to these options was $447,577, of which $361,081 was recorded as stock-based compensation in connection with the vesting of these options during the year ended June 30, 2024.

On July 29, 2023, 65,741 options exercisable at USD $97.50 and 3,846 options exercisable at USD $32.50, respectively, were cancelled. As a result, an amount of $4,920,927 was reallocated from share-based payments reserve to accumulated deficit.

Snow Lake Resources Ltd.

Notes to the Consolidated Financial Statements

For the Years Ended June 30, 2025, 2024 and 2023

(Expressed in Canadian Dollars)

20.	Reserve for Share-Based Payments (continued)

Option activities for the year ended June 30, 2023

On January 30, 2023, the Company granted 26,923 options to various directors. The options are exercisable at a price of USD $32.50 per common share for a period of five years and vested immediately on grant. The options were valued using Black-Scholes with the following assumptions: expected volatility of 113% based on comparable companies, expected dividend yield of 0%, risk-free interest rate of 3.04%, forfeiture rate of 20% and an expected life of five years. The grant date fair value attributable to these options of $666,746 was recorded as stock-based compensation in connection with the vesting of these options during the year ended June 30, 2023.

On May 17, 2023, the Board extended the date of expiry of the remaining 12,308 options previously granted in May 25, 2019, from May 24, 2023 to May 24, 2029. The extension constituted a modification in accordance with the guidance of IFRS 2 – Share-Based Payments. As the modification increases the fair value of the options, measured immediately before and after the modification, the Company recorded the incremental fair value, the difference between the fair value of the modified options and that of the original grant. As a result, the Company recorded an additional stock-based compensation of $207,733, which is included in share-based payments reserve.

During the year ended June 30, 2023, 11,391 options exercisable at USD $97.50 and 27,692 options exercisable at $32.50, were cancelled. As a result of these cancellations, an amount of $1,312,757 was reallocated from share-based payments reserve to accumulated deficit.

The following table summarizes information of stock options outstanding and exercisable as at June 30, 2025:

Date of expiry	Number of options outstanding	Number of options exercisable	Exercise price	Weighted average remaining contractual life
	#	#	$	Years
July 17, 2026	19,231	19,231	USD 19.50	1.04
November 18, 2026	7,521	7,521	USD 19.50	1.38
January 30, 2028	23,077	23,077	USD 19.50	2.58
May 24, 2029	12,308	12,308	USD 19.50	3.90
	62,137	62,137	USD 19.50	2.22

21.	Reserve for Warrants

The following summarizes the warrants activity for the years ended June 30, 2025, 2024 and 2023:

	2025		2024		2023
	Number of warrants	Weighted average exercise price	Number of warrants	Weighted average exercise price	Number of warrants	Weighted average exercise price
	#	$	#	$	#	$
Opening Balance	99,614	66.69	117,312	52.00	63,162	51.09
Issuance of Octagon Warrants	19,231	USD 13.00
Issuance of Agents’ Warrants	—	—	6,615	USD 34.71	—	—
Issuance of Incentive Warrants	—	—	—	—	5,769	USD 39.00
Issuance of Incentive Warrants	—	—	—	—	5,769	USD 52.00
Issuance of Incentive Warrants	—	—	—	—	5,769	USD 65.00
Issuance of Performance Warrants	—	—	7,692	USD 26.00	—	—
Issuance of Performance Warrants	—	—	7,692	USD 32.50	—	—
Issuance of Performance Warrants	—	—	7,692	USD 39.00	—	—
Issuance of Settlement Warrants	—	—	153,846	USD 19.50	38,462	USD 32.50
Exercised	—	—	—	—	(1,619)	19.50
Expired	(7,692)	USD 26.00	(2,462)	16.25	—	—
Expired	(7,692)	USD 32.50	(39,433)	19.50	—	—
Expired	(7,692)	USD 39.00	(5,494)	29.25	—	—
Expired	(5,769)	USD 39.00	—	—	—	—
Expired	(5,769)	USD 52.00	—	—	—	—
Expired	(5,769)	USD 65.00	—	—	—	—
Cancellation of Settlement Warrants	—	—	(153,846)	USD 19.50	—	—
Ending Balance	78,462	USD 44.03	99,614	66.69	117,312	52.00

For more information on the warrant issuances, see Note 15.

Snow Lake Resources Ltd.

Notes to the Consolidated Financial Statements

For the Years Ended June 30, 2025, 2024 and 2023

(Expressed in Canadian Dollars)

21.	Reserve for Warrants (continued)

The following table summarizes information of warrants outstanding as at June 30, 2025:

Date of expiry	Number of warrants outstanding	Exercise price	Weighted average remaining contractual life
	#	$	Years
March 31, 2026	38,462	USD 32.50	0.75
April 1, 2026	19,231	USD 13.00	0.75
November 19, 2026	14,154	USD 121.88	1.39
September 21, 2028	6,615	USD 34.71	3.23
	78,462	USD 44.03	1.08

22.	Basic and Diluted Loss per Share

The calculations of basic and diluted loss per share for the year ended June 30, 2025, were based on the net loss of $15,985,788 (2024 –$6,850,918; 2023 –$15,462,945) and the weighted average number of basic and diluted common shares outstanding of 4,972,546 (2024 – 1,556,828; 2023 – 1,387,219).

23.	Related Party Transactions

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

The remuneration of directors and other members of key management personnel during the years ended June 30, 2025, 2024 and 2023 were as follows:

	June 30, 2025	June 30, 2024	June 30, 2023
	$	$	$
Directors' and Officers' consulting fees	1,548,746	877,362	951,347
Cash payment	—	—	334,738
Exploration and evaluation expenditures	120,000	134,764	415,325
Addendum payments	—	—	2,554,830
	1,668,746	1,012,126	4,256,240

Exploration and evaluation expenditures

During the year ended June 30, 2025, fees of $120,000 (2024 – $134,764; 2023 - $415,325) for services rendered by the Company’s VP of Exploration and its former VP of Resources Development, had been capitalized as E&E assets on the consolidated statements of financial position.

Share-based compensation

During the year ended June 30, 2025, the Company had granted certain RSUs and options to various directors and officers. Total stock-based compensation of $361,977 (2024 – $953,845; 2023 - $2,422,516) was recorded in connection with the vesting of these securities.

Other related party transactions

On January 25, 2023, the Company issued 18,462 common shares from the Shares-for-Debt Settlement. As a result of the Shares-for-Debt Settlement, the Company recorded a loss on settlement of $157,501 on the consolidated statements of loss and comprehensive loss for the year ended June 30, 2023.

As at August 9, 2023, 12,308 RSUs with the Put Right Option had met certain milestones required to vest. On September 26, 2023, the Company paid $534,240 (USD $400,000) to redeem these 12,308 RSUs at the Put Right Exercise Price.

Snow Lake Resources Ltd.

Notes to the Consolidated Financial Statements

For the Years Ended June 30, 2025, 2024 and 2023

(Expressed in Canadian Dollars)

23.	Related Party Transactions (continued)

On January 9, 2025, 13,267 RSUs were granted to members of the Board of Directors. These RSUs vest on the earlier of January 1, 2026 or the market capitalization of the Corporation exceeding U$150,000,0000 for 10 consecutive trading days.

On January 9, 2025, the Board of Directors of the Company passed a resolution by which the Chairman of the Board was granted 877,108 RSUs, which vest as follows:

●	38,462 of the RSUs vest upon the earlier of (i) January 1, 2026; and (ii) the Corporation’s volume weighted average share price (“VWAP”) exceeding a market capitalization of USD $150,000,000 for 10 consecutive trading days;

●	76,923 of the RSUs vest on upon the Corporation’s VWAP exceeding a market capitalization of USD $100,000,000 for 10 consecutive trading days;

●	76,923 of the RSUs vest on upon the Corporation’s VWAP exceeding a market capitalization of USD $200,000,000 for 10 consecutive trading days; and

●	upon every incremental U$100,000,000 increase in the Corporation’s market capitalization above USD $200,000,000, an additional 76,923 RSUs shall vest.

On January 10, 2025, 18,461 RSUs with the Put Right Option were exercised. The Company paid $863,280 (USD $600,000) to redeem these 18,461 RSUs at the Put Right Exercise Price.

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

As of June 30, 2025, the Company has made a claim against these former officers (see Note 27 for more details).

Related party balances

All related party balances, for services and business expense reimbursements rendered as at June 30, 2025, 2024 and 2023 are non-interest bearing and payable on demand, and are comprised of the following:

	June 30, 2025	June 30, 2024	June 30, 2023
	$	$	$
Payable to officers and directors	127,925	141,144	76,329
	127,925	141,144	76,329

Snow Lake Resources Ltd.

Notes to the Consolidated Financial Statements

For the Years Ended June 30, 2025, 2024 and 2023

(Expressed in Canadian Dollars)

24.	Income Taxes

The reconciliation of the combined Canadian federal and provincial statutory income tax rate of 27% (2024 and 2023 – 27%) to the effective tax rate is as follows:

	June 30, 2025	June 30, 2024	June 30, 2023
	$	$	$
Net loss before income tax	(15,985,788)	(6,850,918)	(15,462,945)
Combined federal and provincial statutory income tax rates	27%	27%	27%
Expected income tax recovery at statutory rates	4,316,163	1,849,748	4,174,995
Non-deductible differences	4,082,556	1,195,284	(225,472)
Flow through expenditures	(1,153,751)	(663,475)	—
True-up of prior year amounts	(1,039,721)	578,598	—
Change in unrecognized deductible temporary differences	(6,205,247)	(2,960,155)	(3,949,523)
Total income tax recovery	—	—	—

Unrecognized deductible temporary differences

The income tax benefit of the following deductible temporary differences has not been recorded in these financial statements because of the uncertainty of their recovery:

	June 30, 2025	June 30, 2024	June 30, 2023
	$	$	$
Non-capital losses carried forward	12,089,508	7,155,193	5,226,507
Exploration and evaluation assets	(908,007)	916,213	(100,081)
Other items	3,603,820	508,668	493,493
Other comprehensive income, before tax	14,785,321	8,580,074	5,619,919

Non-capital losses carried forward

The Company has non-capital tax losses available to reduce taxes in future years of approximately $44,776,000 (2024 – $26,500,000; 2023 - $19,357,000). These losses have expiry dates between 2038 and 2045.

Tax attributes are subject to review, and potential adjustment, by tax authorities

25.	Capital Management

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

26.	Financial Risks

The Company is exposed to various risks as it relates to financial instruments. Management, in conjunction with the Board, mitigates these risks by assessing, monitoring and approving the Company’s risk management process. There have not been any changes in the nature of these risks or the process of managing these risks from the previous reporting periods.

Credit risk

Credit risk is the risk of loss associated with a counterparty’s inability to fulfill its payment obligations. The Company’s credit risk is primarily attributable to cash. Cash is held with reputable chartered bank in Canada, which is closely monitored by management. Management believes that the credit risk concentration with respect to financial instruments included in cash is minimal.

Snow Lake Resources Ltd.

Notes to the Consolidated Financial Statements

For the Years Ended June 30, 2025, 2024 and 2023

(Expressed in Canadian Dollars)

26.	Financial Risks (continued)

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

As at June 30, 2025, the Company had a cash balance of $17,829,149 (June 30, 2024 – $2,526,957; June 30, 2023 - $3,840,880) to settle current liabilities of $7,002,625 (June 30, 2024 – $1,941,111; June 30, 2023 - $3,883,529).

As at June 30, 2025, the Company had the following contractual obligations:

	Less than 1 year	1 to 3 years	3 to 5 years	Total
	$	$	$	$
Accounts payable and accrued liabilities	1,646,662	—	—	1,646,662
Due to related parties	127,925	—	—	127,925
Derivative liabilities	111,913	—	—	111,913
Deferred liabilities - short-term	5,116,125	—	—	5,116,125
Deferred liabilities - long-term	-	5,116,125	—	5,116,125
Total	7,002,625	5,116,125	—	12,118,750

The Company manages liquidity risk by maintaining adequate cash reserves and by continuously monitoring forecasts and actual cash flows for a rolling period of 12 months to identify financial requirements. Where insufficient liquidity may exist, the Company may pursue various debt and equity instruments for short or long-term financing of its operations. Management believes there is sufficient capital to meet short-term business obligations, after taking into account cash flow requirements from operations and the Company’s cash position as at June 30, 2025.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. As at June 30, 2025, the Company had no hedging agreements in place with respect to floating interest rates. Management believes that the interest rate risk concentration with respect to financial instruments is minimal.

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

As at June 30, 2025, the Company’s financial instruments consisted of cash, short-term and long-term loans receivable, short-term and long-term investments, accounts payable, due to related parties, lease liabilities, derivative liabilities, deferred liabilities, and other liabilities.

The fair value of accounts payable, short-term and long-term loans receivable, deferred liabilities and due to related parties are approximately equal to their carrying value due to their short-term nature. The fair values of the lease liabilities approximate their carrying amounts as they were measured taking into consideration comparable instruments with similar risks in determining the rates at which to discount their amount in applying their respective measurement models.

Snow Lake Resources Ltd.

Notes to the Consolidated Financial Statements

For the Years Ended June 30, 2025, 2024 and 2023

(Expressed in Canadian Dollars)

26.	Financial Risks (continued)

The Company classifies fair value measurements using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

●	Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities.

●	Level 2 – Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

●	Level 3 – Inputs for the asset or liability that are not based on observable market data (unobservable inputs).

June 30, 2025	Level 1	Level 2	Level 3	Total
	$	$	$	$
Cash	17,829,149	—	—	17,829,149
Short-term investments	1,660,738	—	—	1,660,738
Long-term investment	5,203,071	—	—	5,203,071
Derivative liabilities	—	(111,913)	—	(111,913)
Total	24,692,958	(111,913)	—	24,581,045

As at June 30, 2025, the Company’s financial instruments carried at fair value consisted of its cash and short-term and long-term investments, which are classified as Level 1, and its derivative liabilities, which have been classified as Level 2. There were no transfers between Levels 2 and 3 for recurring fair value measurements during the years ended June 30, 2025, 2024 and 2023.

27.	Contingencies

The Company’s E&E activities are subject to various laws and regulations governing the protection of the environment. These laws and regulations are continually changing and generally becoming more restrictive. As at June 30, 2025, the Company believes its operations are materially in compliance with all applicable laws and regulations. The Company expects to make future expenditures to comply with such laws and regulations.

As of June 30, 2025, Snow Lake has made a claim against certain former directors of the Company and their holding companies for, among other things, breach of fiduciary duty as a result of, amongst other matters, of those directors approving changes to the consulting agreements between the former CEO and COO and their holding companies, for termination payments of USD $1,392,000 (to USD $1,872,000) during a time where it was clear that a change of control of the Company was imminent and increased the range of instances where they would be eligible for those payments. The Company takes the position that the amendments are void and that the former CEO and COO were not entitled to any payments under their consulting agreements. Snow Lake seeks to recover the payments made to the former CEO and COO.

As of the date of approval of these consolidated financial statements, all defendants have now filed Statements of Defence. All defendants have made counterclaims seeking indemnification for legal fees incurred in responding to this claim in relation to directors’ indemnity agreements they have with the Company. The Company takes the position that the defendants are not eligible for indemnity payments as a result of their breaches of fiduciary duties. The next step will be for the Company to file its Replies and Defences to Counterclaims, and then proceed to discovery. As at June 30, 2025, as the outcome of the claims remains uncertain, the Company had not recognized any contingent assets on the consolidated statements of financial position.

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

Snow Lake Resources Ltd.

Notes to the Consolidated Financial Statements

For the Years Ended June 30, 2025, 2024 and 2023

(Expressed in Canadian Dollars)

28.	Subsequent Events

Subsequent to June 30, 2025, the Company had sold 6,737,564 common shares for gross proceeds of US$36,174,572 under the ATM Sales Agreement with the Agent.

On July 17, 2025, the Board of Directors of the Company passed a resolution with the following key actions:

●	107,125 RSUs were granted to directors, audit committee members, and consultants.
●	The price of all outstanding stock options was reduced to US$5.00.
●	4,000 options were granted to a member of the Board, vesting immediately, with an exercise price of US$5.00 and an expiry of January 30, 2028.

Subscription Agreement with GTI Energy Limited

Subsequent to year end, the Company entered into a Subscription Agreement with GTI Energy Limited (“GTI”), an Australian public company listed on the ASX.

Under the agreement, the Company subscribed for 424,866,286 fully paid ordinary shares in GTI at an issue price of A$0.0035 per share, for total consideration of A$1,487,032. The subscription also included 212,433,143 free-attaching options with an exercise price of A$0.010 per option expiring September 25, 2028.

Proposed Acquisition of Global Uranium and Enrichment Limited

On October 6, 2025, the Company entered into a binding Scheme Implementation Deed (“SID”) with GUE, pursuant to which the Company will acquire 100% of the shares and unlisted options of GUE that it does not already own.

Investment in Kadmos Energy Services LLC

On October 17, 2025, the Company entered into a series of agreements with Kadmos Energy Services LLC (“Kadmos”), a Delaware limited liability company, to acquire an equity interest in Kadmos.

Under the Subscription and Purchase Agreement, the Company subscribed for 4,900,000 Class A Membership Units of Kadmos for total consideration of US$10,000,000. Of this amount, US$2,000,000 was paid in cash at closing and the remaining US$8,000,000 was evidenced by a Secured Promissory Note (the “Note”) issued to Kadmos. The investment was completed concurrently with the execution of the Amended and Restated Operating Agreement, Secured Promissory Note, and Unit Pledge Agreement.

The Note provides that repayment of principal may be made, at the Company’s sole discretion, in either cash or freely tradable common shares of the Company. The Note is secured by up to 3,920,000 Class A Units in Kadmos pursuant to the Unit Pledge Agreement, which provides for an automatic release of pledged units as payments are made and forfeiture of the proportionate number of units upon default.

The Amended and Restated Operating Agreement became effective on October 17, 2025, and established the capital and governance structure of Kadmos as follows:

●	4,900,000 Class A Units issued to Snow Lake Investments (US) Ltd.;

●	5,100,000 Class B Units issued to Exodys Energy and founding members; and

●	1,000,000 Profits Interest Units authorized under a 2025 Equity Incentive Plan and Phantom Equity Plan for employees and consultants.

The Board of Managers initially consists of three members of which one will be appointed by the Company. The Board will expand to five members if the Company contributes an additional US$2,000,000 under the Note, thereby granting the Company the right to appoint a majority of directors.

