Form 20-F/A
period 2025-06-30
Snow Lake Resources Ltd.
filed 2025-11-10
CIK 1769697

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

On October 30, 2025, the daily average exchange rate for Canadian dollars in terms of U.S. dollars as reported by the Bank of Canada was US$1.00 per C$1.3987.

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

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains forward-looking statements that are based on our management’s beliefs and assumptions and on information currently available to us. All statements other than statements of historical facts are forward-looking statements. The forward-looking statements are contained principally in, but not limited to, the sections entitled “Risk Factors,” “Information on the Company,” “Operating and Financial Review and Prospects,” and elsewhere in this Annual Report. These statements relate to future events or to our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Forward-looking statements include, but are not limited to, statements about:

●	our plans, goals and strategies;

●	expectations regarding revenue, expenses and operations;

●	expectations regarding demand for, and prices of, minerals;

●	our having sufficient working capital and being able to secure additional funding necessary for the continued exploration and development of our property interests;

●	expectations regarding the potential mineralization, geological merit and economic feasibility of our projects;

●	expectations regarding exploration results at any of our projects;

●	mineral exploration and development program cost estimates;

●	expectations regarding any environmental issues that may affect planned or future exploration and development programs and the potential impact of complying with existing and proposed environmental laws and regulations;

●	expectations regarding the benefits of acquisitions and other investments;

●	receipt and timing of exploration and development permits and other third-party approvals;

●	government regulation of mineral exploration and development operations;

●	expectations regarding any social or local community issues that may affect planned or future exploration and development programs; and

●	key personnel continuing their employment with us.

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

Our Risks and Challenges

Our prospects should be considered in light of the risks, uncertainties, expenses and difficulties frequently encountered by similar companies. Our ability to realize our business objectives and execute our strategies is subject to risks and uncertainties, including, among others, the following summary risk factors set forth in more detail below:

●	We have a limited operating history and have not yet generated any revenue.

●	All of our current mineral projects are now in the exploration stage and there can be no assurance that any exploration and development efforts will result in commercial development of mineral ore or deposits.

●	If we do not obtain additional financing, our business may be at risk or execution of our business plan may be delayed.

●	We have no history of mineral production.

●	We may not achieve exploration success on our mineral resource projects.

●	We have no history of uranium extraction and sales. Our ability to generate revenue is subject to a number of factors, any one of which may adversely affect our financial condition and operating results.

●	Fluctuations in the price of uranium and alternate sources of energy could have an adverse effect on our uranium projects and our securities.

●	The uranium industry is subject to numerous stringent laws, regulations and standards, including environmental protection laws and regulations. If any changes occur that would make these laws, regulations and standards more stringent, it may require capital outlays in excess of those anticipated or cause substantial delays, which would have a material adverse effect on our operations.

●	Mineral exploration and development are subject to extraordinary operating risks. We currently do not insure against these risks. In the event of a cave-in or similar occurrence, our liability may exceed our resources, which could have an adverse impact on us.

●	We may not be able to obtain or renew licenses or permits that are necessary to our operations.

●	Mineral resources or reserves may be significantly lower than expected.

●	Our financial statements have been prepared on a going concern basis and our financial status creates a doubt whether we will continue as a going concern.

●	Some of our projects may face indigenous land claims.

●	Volatility in commodity prices and demand may require us to abandon, reduce or delay certain projects.

●	There can be no guarantee that our interests in our mineral resource projects are free from any title defects.

●	Failure to comply with federal, provincial, state and/or local laws and regulations could adversely affect our business.

●	Failure to comply with environmental regulation could adversely affect our business.

●	We may not be able to maintain a listing of our common shares on Nasdaq.

●	There is a risk that we will be a passive foreign investment company for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. investors in our securities.

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

All of our current mineral projects are now in the exploration stage and there can be no assurance that any exploration and development efforts will result in commercial development of mineral ore or deposits.

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

In addition, nuclear energy competes with other sources of energy like oil, natural gas, coal and hydroelectricity. These sources are somewhat interchangeable with nuclear energy, particularly over the longer term. If lower prices of oil, natural gas, coal and hydroelectricity are sustained over time, it may result in lower demand for uranium, which, among other things, could lead to lower uranium prices. Growth of the uranium and nuclear power industry will also depend on continuing and growing public support for nuclear technology to generate electricity. Unique political, technological and environmental factors affect the nuclear industry, exposing it to the risk of public opinion, which could have a negative effect on the demand for nuclear power and increase the regulation of the nuclear power industry. An accident at a nuclear reactor anywhere in the world could affect acceptance of nuclear energy and the future prospects for nuclear generation.

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

Uranium exploration and development programs and mining activities are subject to numerous stringent laws, regulations and standards at the international, federal, provincial, state and local levels governing permitting, pre-extraction, extraction, exports, taxes, labor standards, occupational health, waste disposal, protection and reclamation of the environment, protection of endangered and protected species, mine safety, hazardous substances and other matters. Our compliance with these requirements requires significant financial and personnel resources.

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

Uranium exploration and development, and mining activities are also subject to stringent environmental protection laws and regulations at the international, federal, provincial, state and local levels. These laws and regulations include permitting and reclamation requirements, and regulate emissions, water storage and discharges and disposal of hazardous wastes. Uranium mining activities are also subject to laws and regulations which seek to maintain health and safety standards by regulating the design and use of mining methods. Various permits from governmental and regulatory bodies are required for mining to commence or continue, and no assurance can be provided that required permits will be received at all or in a timely manner.

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

Such occurrences could cause damage to, or destruction of properties, personal injury or death, environmental damage, pollution, delays, increased production costs, monetary losses and legal liabilities. Moreover, these factors may result in a mineral deposit which has been mined profitably in the past to become unprofitable. The foregoing is also applicable to sites not yet in production and to expanded operations. Successful mining operations will be reliant upon the availability of processing and refining facilities and secure transportation infrastructure at a rate over which we may have limited or no control. Any liabilities that we incur for these risks and hazards could be significant and the costs of rectifying the hazard may exceed our asset value.

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

Volatility in commodity prices and demand may require us to abandon, reduce or delay certain projects.

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

As a non-revenue generating company, we are dependent upon the capital markets to raise financing to fund our exploration and development activities. Depression in the market for any of the minerals we focus on could suppress investor interest in our projects related to such minerals, thereby limiting our ability to raise financing to explore and develop such projects.

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

Although the exploration activities on our current projects have been and, we expect, will continue to be carried out in accordance with all applicable laws and regulations, there is no guarantee that new laws and regulations will not be enacted or that existing laws and regulations will not be applied in a way which could limit or curtail exploration, development, or in the future, production. New laws and regulations or amendments to current laws and regulations governing the operations and activities of mining or more stringent implementation of existing laws and regulations could have a material adverse effect on us and cause increases in capital expenditures costs, or reduction in levels of exploration, development and/or production.

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

ITEM 4. INFORMATION ON THE COMPANY

4.A. History and Development of the Company.

Our Corporate History

Snow Lake Resources Ltd. was incorporated in the Province of Manitoba, Canada, under the MCA on May 25, 2018. We currently have seven wholly owned subsidiaries, Snow Lake Exploration Ltd., Snow Lake (Crowduck) Ltd., Global Uranium Acquisition Corp Pty Ltd., Snow Lake Investments (US) Ltd., Snow Lake Exploration (US) Ltd., Engo Valley Pty Ltd., and 1560058 B.C. Ltd.

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

1560058 B.C. Ltd. was incorporated in British Columbia, Canada, on October 12, 2025, and serves as escrow agent for our common shares held in escrow in connection with our acquisition of an equity interest in Kadmos and our option to purchase additional membership units of Kadmos from a member of Kadmos.

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

In July 2024, we entered into a share purchase agreement with the shareholders of Engo Valley, or the Engo Valley Shareholders, Engo Valley, OG, and NMIH, to acquire Engo Valley in two stages, as follows:

(i)	We acquired an initial 80% undivided interest in Engo Valley, which represents a 68% undivided interest in NMIH, or the First Stage Interest, by (a) paying to OG, upon the execution of the binding letter of intent, a cash amount of US$250,000, (b) incurring exploration expenditures of a minimum of US$200,000 on the Engo Valley Uranium Project on or prior to July 31, 2024, and (c) issuing to Engo Valley and its designees, on August 7, 2024 (being the closing date of the First Stage Interest), an aggregate of 155,730 of our common shares, or the First Stage Shares, being the common shares calculated by dividing US$2.0 million by the 5-day volume weighted average price of our common shares as of a specified date (which was the equivalent of US$12.84). In accordance with the terms of the share purchase agreement, 50% of the First Stage Shares issued to Engo Valley and its designees have vested. The remaining 50% of the First Stage Shares have been placed in escrow, and will vest and be released from escrow upon the completion of an SK-1300 compliant mineral resource estimate on the Engo Valley Uranium Project.

(ii)	We acquired an additional 20% undivided interest in Engo Valley, which represents a 17% undivided interest in NMIH, or the Second Stage Interest, upon our incurring additional exploration expenditures of a minimum of US$800,000 on the Engo Valley Uranium Project.

Having acquired the Second Stage Interest, we are now obligated to make the following payments to Engo Valley, in the form of our common shares, upon the achievement of the following milestones:

(i)Milestone Payment No. 1: In the event an SK-1300 compliant technical report determines there is a uranium mineral resource on the Engo Valley Uranium Project of a minimum of 10 million pounds with a minimum average grade of 250 parts per million, or ppm, U3O8, we will issue to Engo Valley or as it directs, an aggregate of 79,302 of our common shares, being the common shares calculated by dividing US$1,000,000 by the closing price of our common shares on February 20, 2024, as reported by Nasdaq (which was US$12.61); and

(ii)Milestone Payment No. 2: In the event an SK-1300 compliant technical report determines there is a uranium mineral resource on the Engo Valley Uranium Project of a minimum of 25 million pounds with a minimum average grade of 250 ppm U3O8, we will issue to Engo Valley or as it directs, an aggregate of 79,302 of our common shares, being the common shares calculated by dividing US$1,000,000 by the closing price of our common shares on February 20, 2024, as reported by the Nasdaq (which was US$12.61).

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

On March 24, 2025, we relinquished all our interests in the Black Lake Uranium Project.

August 2024 ATM Offering

On August 22, 2024, we entered into an ATM Sales Agreement with ThinkEquity LLC, as sales agent, pursuant to which we could offer and sell up to US$1,000,000 of our common shares, or the August 2024 ATM Offering. The ATM Sales Agreement was amended to increase the amount of common shares we could sell pursuant to the ATM Offering to US$2,900,000. The August 2024 ATM Offering was concluded in fiscal 2025. During the year ended June 30, 2025, we sold a total of 1,009,919 common shares pursuant to the August 2024 ATM Offering for aggregate gross proceeds of US$2,897,622, before placement agent fees and offering expenses.

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

Acquisition of interest in the Pine Ridge Uranium Project

On March 12, 2025, we announced that we had entered into a 50/50 joint venture, or the Joint Venture, with Global Uranium and Enrichment Limited, an Australian public listed company, or GUE (ASX:GUE), to acquire 100% of the Pine Ridge Uranium Project, an exploration project located in Wyoming, United States. We also announced that we would become a cornerstone investor in GUE through the acquisition of an approximately 19.99% interest in GUE.

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

The Pine Ridge Closing occurred on April 28, 2025. On April 28, 2025, we also consummated our acquisition of an approximately 19.99% interest in GUE.

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

Entry into Definitive Agreement to Acquire GUE

On October 6, 2025, we announced entry into a definitive agreement with GUE (Global Uranium and Enrichment Limited) to acquire 100% of the shares and options of GUE that we do not already own.

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

The promissory note provides that repayment of principal may be made, at our sole discretion, in either cash or our common shares. The note is secured by up to 3,920,000 Class A Membership Units in Kadmos pursuant to the Unit Pledge Agreement, which provides for an automatic release of pledged units as payments are made and forfeiture of the proportionate number of units upon default.

The amended and restated operating agreement became effective on October 17, 2025, and established the capital and governance structure of Kadmos, as follows:

●	4,900,000 Class A Membership Units were issued to Snow Lake Investments (US) Ltd., our subsidiary (part of which is subject to the pledge agreement);

●	5,100,000 Class B Membership Units were issued to Exodys Energy and certain founding members of Kadmos; and

●	1,000,000 Profits Interest Units are authorized under a 2025 Equity Incentive Plan for employees and consultants.

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

We also entered into an option agreement with a member of Kadmos, pursuant to which such member granted us an irrevocable option to purchase, from time to time, an aggregate of up to 1,550,000 Class B Membership Units in Kadmos held by such member, for a purchase price per Class B Membership Unit of the greater of (i) US$2.50 or (ii) the price per membership unit of Kadmos in the most recently completed financing of Kadmos, multiplied by 0.90. The option expires on October 20, 2030 or such earlier date as we may decide to terminate the option at our sole discretion. The purchase price may be paid, at our sole discretion, in either cash or our common shares.

For purposes of our obligations under the promissory note issued to Kadmos and the option agreement with the member of Kadmos, we agreed to place an aggregate of 2,500,000 of our common shares in escrow, pursuant to an escrow agreement, with 1560058 B.C. Ltd. serving as escrow agent.

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

We are obligated to contribute to Kadmos an aggregate of US$8,000,000 over time in, at our sole option and discretion, either cash or our shares.

We also hold investments in a number of companies with critical mineral assets. From July 1, 2024 to date, we have made the following investments in other companies:

(i)	An amount of C$1.1 million (approximately US$806,000), in the form of a secured convertible note, in Commerce Resources Corp, a Canadian junior mineral resource company focused on the exploration and development of the Ashram Rare Earth and Fluorspar Deposit located in Quebec, Canada. On October 22, 2025, Mont Royal Resources Limited and Commerce Resources Corp. completed their merger pursuant to which Mont Royal Resources Limited completed its acquisition of 100% of the issued and outstanding shares of Commerce Resources Corp. Our convertible note was converted into shares of Mont Royal Resources Limited on completion of the merger;

(ii)	An amount of AUD$1.4 million (approximately US$914,500, based on the historical mid-market exchange rate on June 30, 2025 of US$0.6532 per UAD$1.00), through our participation in an equity financing, in GTi Energy Ltd. (recently renamed “American Uranium Ltd.”), which owns the Lo Herma uranium project, located in the Powder River Basin in Wyoming, United States;

(iii)	An amount of US$1,159,741 (as of June 30, 2025) in Resolution Minerals Ltd., which interests we have since disposed of; and

(iv)	An amount of US$3,813,851 in GUE.

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

Uranium Market

Overview

Currently, the primary significant commercial use for U3O8 is as a fuel for nuclear power plants for the generation of electricity1. Global demand for electricity is estimated to grow by approximately 50% by 2040, with calls to triple global nuclear capacity by 2050.2

Nuclear energy underpins the three major global trends of electrification, decarbonization, and energy security. Nuclear power plays a critical role in energy transition, as it is widely stated that there is no path to net zero carbon without nuclear power. At the 2023 United Nations Climate Change Conference or Conference of the Parties of the UNFCCC (more commonly known as COP 29), a total of 31 countries agreed to target tripling nuclear capacity by 2050 as countries focus on energy security and affordability. Nuclear energy provides clean, non-CO2 emissions, and low-cost energy, with greater generating capacity per footprint than other fuel sources. Nuclear power programs continue to expand, with 440 operating reactors in 31 countries, and with 60 reactors under construction in 18 countries.3

Geopolitical Events

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

Our Uranium Projects

The Pine Ridge Uranium Project

On March 12, 2025, we announced that we had entered into a 50/50 joint venture, or the Joint Venture, with Global Uranium and Enrichment Limited, an Australian public listed company, or GUE (ASX:GUE), to acquire 100% of the Pine Ridge Uranium Project, an exploration project located in Wyoming, United States. We also announced that we would become a cornerstone investor in GUE through the acquisition of an approximately 19.99% interest in GUE.

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

The Pine Ridge Closing occurred on April 28, 2025. On April 28, 2025, we also consummated our acquisition of an approximately 19.99% interest in GUE.

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

The promissory note provides that repayment of principal may be made, at our sole discretion, in either cash or our common shares. The note is secured by up to 3,920,000 Class A Membership Units in Kadmos pursuant to the Unit Pledge Agreement, which provides for an automatic release of pledged units as payments are made and forfeiture of the proportionate number of units upon default.

The amended and restated operating agreement became effective on October 17, 2025, and established the capital and governance structure of Kadmos, as follows:

●	4,900,000 Class A Membership Units were issued to Snow Lake Investments (US) Ltd., our subsidiary (part of which is subject to the pledge agreement);

●	5,100,000 Class B Membership Units were issued to Exodys Energy and certain founding members of Kadmos; and

●	1,000,000 Profits Interest Units are authorized under a 2025 Equity Incentive Plan for employees and consultants.

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

We also entered into an option agreement with a member of Kadmos, pursuant to which such member granted us an irrevocable option to purchase, from time to time, an aggregate of up to 1,550,000 Class B Membership Units in Kadmos held by such member, for a purchase price per Class B Membership Unit of the greater of (i) US$2.50 or (ii) the price per membership unit of Kadmos in the most recently completed financing of Kadmos, multiplied by 0.90. The option expires on October 20, 2030 or such earlier date as we may decide to terminate the option at our sole discretion. The purchase price may be paid, at our sole discretion, in either cash or our common shares.

For purposes of our obligations under the promissory note issued to Kadmos and the option agreement with the member of Kadmos, we agreed to place an aggregate of 2,500,000 of our common shares in escrow, pursuant to an escrow agreement, with 1560058 B.C. Ltd. serving as escrow agent.

Our Competitive Strengths

We believe that the following competitive strengths will contribute to our success and differentiate us from our competitors:

●	We have a unique portfolio of clean energy mineral projects, including the Pine Ridge Uranium Project.

●	Our operations are located in the mining friendly jurisdictions of the United States, Canada and Namibia.

●	Our leadership team consists of experienced mining executives, with a track record of exploration, development and operations, as well as corporate financing and mergers and acquisitions.

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

Going forward, we will likely have to continue to rely on equity or debt financing in order to maintain our working capital and expenditures requirements. There is no guarantee that we will be able to successfully complete such financing, as market conditions and business performance may dictate availability and interest.

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

Subsequent Events

Subsequent to June 30, 2025, we sold 6,737,564 common shares for gross proceeds of US$36,174,572 under the April 2025 ATM Sales Agreement.

On July 17, 2025, the our board of directors passed a resolution with the following key actions:

●	107,125 RSUs were granted to directors, audit committee members, and consultants.
●	The price of all outstanding stock options was reduced to US$5.00.
●	4,000 options were granted to a member of the Board, vesting immediately, with an exercise price of US$5.00 and an expiry of January 30, 2028.

Subscription Agreement with GTI Energy Limited (recently renamed “American Uranium Ltd.”)

Subsequent to year end, the Company entered into a Subscription Agreement with GTI Energy Limited (recently renamed “American Uranium Ltd.”), or GTI, an Australian public company listed on the ASX.

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

Investment in Kadmos Energy Services LLC

On October 17, 2025, we entered into a series of agreements with Kadmos Energy Services LLC, a Delaware limited liability company, or Kadmos, to acquire an equity interest in Kadmos.

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

The promissory note provides that repayment of principal may be made, at our sole discretion, in either cash or our common shares. The note is secured by up to 3,920,000 Class A Membership Units in Kadmos pursuant to a unit pledge agreement, which provides for an automatic release of pledged units as payments are made and forfeiture of the proportionate number of units upon default.

The amended and restated operating agreement became effective on October 17, 2025, and established the capital and governance structure of Kadmos as follows:

●	4,900,000 Class A Membership Units were issued to Snow Lake Investments (US) Ltd., our subsidiary (part of which is subject to the pledge agreement);

●	5,100,000 Class B Membership Units were issued to Exodys Energy and certain founding members of Kadmos; and

●	1,000,000 Profits Interest Units are authorized under a 2025 Equity Incentive Plan for employees and consultants.

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

We also entered into an option agreement with a member of Kadmos, pursuant to which such member granted us an irrevocable option to purchase, from time to time, an aggregate of up to 1,550,000 Class B Membership Units in Kadmos held by such member, for a purchase price per Class B Membership Unit of the greater of (i) US$2.50 or (ii) the price per membership unit of Kadmos in the most recently completed financing of Kadmos, multiplied by 0.90. The option expires on October 20, 2030 or such earlier date as we may decide to terminate the option at our sole discretion. The purchase price may be paid, at our sole discretion, in either cash or our common shares.

For purposes of our obligations under the promissory note issued to Kadmos and the option agreement with the member of Kadmos, we agreed to place an aggregate of 2,500,000 of our common shares in escrow, pursuant to an escrow agreement, with 1560058 B.C. Ltd. serving as escrow agent.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. Directors and Senior Management

The following table sets forth certain information regarding our directors and executive officers.

NAME	AGE	POSITION
Frank Wheatley	67	Chief Executive Officer
Kyle Nazareth	34	Chief Financial Officer
Brian Youngs	73	Vice President, Exploration
Peretz Schapiro	45	Director
Nachum Labkowski	39	Director
Kathleen Skerrett	56	Independent Director
Brian Imrie	64	Independent Director
Shlomo Kievman	40	Independent Director
Jack Wortzman	76	Independent Director

On July 1, 2024, our board of directors appointed Mr. Kyle Nazareth, as our Chief Financial Officer, effective July 1, 2024. Effective June 30, 2024, Keith Li resigned as Chief Financial Officer to pursue other opportunities.

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

Kyle Nazareth. Mr. Nazareth has served as our Chief Financial Officer since July 1, 2024. Mr. Nazareth brings over a decade of experience in managing public companies, advising on capital market transactions, and providing financial stewardship across diverse industries. Mr. Nazareth is currently the Founder and Principal of Nazareth Financial, a role he has held September 2020. Mr. Nazareth joined Branson Corporate Services Ltd. in June 2024 where he is the Chief Financial Officer, a role in which he is also currently serving. Prior to joining Branson Corporate Services Ltd., which provides accounting services to the Company, Mr. Nazareth served as Chief Financial Officer for Danavation Technologies Inc. between May 2022 and September 2023. Between January 2018 and September 2020, Mr. Nazareth served as Manager, Finance at Auxly Cannabis Group Inc. Mr. Nazareth is a Chartered Professional Accountant and has been a member of the Chartered Professional Accountants of Ontario since June 2016. Mr. Nazareth holds a Bachelor of Business Administration from the York University's Schulich School of Business.

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

Shares Available Under the Plan: The aggregate number of common shares that may be reserved for issuance pursuant to Options under the Plan shall not exceed 185,133 common shares at the time of the granting of Options, less the aggregate number of common shares then reserved for issuance pursuant to any other share compensation arrangement.

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

Mr. Wheatley will serve as an employee of the Company performing the duties as specified in section 3.1 of his agreement, which is filed as an exhibit to this Annual Report. Mr. Wheatley will be compensated in the amount of C$350,000 on an annual basis and will be entitled to participate in benefit programs established by the Company from time to time for its senior management personnel. Mr. Wheatley is entitled to an annual bonus in the sole and unfettered secretion of our board of directors. Mr. Wheatley will also be compensated in the form of 19,231 stock options and 15,385 restricted stock units, with a vesting schedule as detailed in section 4.4 of his agreement, of which half were vested on January 9, 2025, and on July 21, 2025 an additional 3,846 became eligible to vest and he was granted another 26,000 restricted stock units. Mr. Wheatley shall disclose to the Company, as the Company may direct, all ideas, suggestions, discoveries, inventions and improvements which he may make solely, jointly or in common with other employees, during the term of his employment with the Company and which relate to the business activities of the Company. Any improvements corning within the scope of the business of the Company made and/or developed by Mr. Wheatley while in the employ of the Company, whether or not conceived or made during regular working hours, or whether or not Mr. Wheatley is specifically instructed to make or develop the same, shall be for the benefit of the Company and shall be considered to have been made by virtue of Mr. Wheatley’s agreement and shall immediately become the exclusive property of the Company. Mr. Wheatley shall assign, set over and transfer to the Company, as the Company may direct, his entire right, title and interest in and to any and all the improvements and to all patents, copyrights or other intellectual property rights (or applications therefor) which may be or have been filed and/or issued by or to his or on his behalf, and Mr. Wheatley agrees to execute and deliver to the Company, any and all instruments necessary or desirable to accomplish the foregoing and, in addition, to do all lawful acts which may be necessary or desirable to assist the Company to obtain and enforce protection of the improvements. Mr. Wheatley also waives all moral rights in any improvements and all work produced by Mr. Wheatley during the term of his agreement.

The Company has entered into consulting agreements with entities owned by Peretz Schapiro and Brian Youngs. They are employed as consultants.

Peretz Schapiro

Peretz Schapiro’s agreement can be terminated by either party without cause upon ninety days’ written advance notice to the other party and each party may terminate the agreement for cause, without advance notice or payment in lieu of such notice, effectively immediately. Mr. Schapiro will act as an independent contractor and provide the services listed under Schedule 1 of his agreement, which is filed as an exhibit to this Annual Report. Mr. Schapiro will be compensated in the amount of US$8,000 per month during the term of his employment and will be granted 10,769 restricted stock units for the common shares of the Company which will vest per the vesting schedule as noted in section 4.1 of his agreement. Further, if Mr. Schapiro’s agreement is terminated for cause, any restricted stock units granted to him that would have vested as of the termination date will be converted into common shares of the Company and any restricted stock units granted that have not vested as of the termination date will be canceled. If Mr. Schapiro’s agreement is terminated without cause, any restricted stock units granted to him shall be extended for a period of 1 (one) year from the termination date. Mr. Schapiro will be the sole and exclusive owner of all right, title and interest throughout the world in and to all the results and proceeds of the services performed under the consulting agreement.

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

Except as set forth in the applicable footnote, the address for each of the individuals below is c/o our company, Snow Lake Resources Ltd., 360 Main St 30th Floor, Winnipeg, Manitoba R3C 4G1 Canada.

	Common Shares Beneficially Owned(1)
Directors and Executive Officers	Number of Shares	Percent of Class (%)
Frank Wheatley, Chief Executive Officer (2)	60,614	*%
Kyle Nazareth, Chief Financial Officer	—	*%
Peretz Schapiro, Director(3)	16,826	*%
Brian Youngs, Vice President, Exploration(4)	615	*%
Nachum Labkowski, Director and Chairman(5)	936,011	5.9%
Kathleen Skerrett, Director(6)	21,489	*%
Brian Imrie, Director(7)	20,672	*%
Shlomo Kievman, Director(8)	16,826	*%
Jack Wortzman(9)	11,500	*%
All executive officers and directors (9 persons)	1,084,553

*Less than 1%

(1)	As of October 30, 2025, a total of 15,526,269 common shares are considered to be outstanding pursuant to SEC Rule 13d-3(d)(1). For each beneficial owner above, any securities that are exercisable or convertible within 60 days have been included in the denominator.

(2)	Consists of (i) 7,692 common shares, (ii) 19,230 options, all of which are vested, and (iii) 33,692 restricted stock units. Of the restricted units, (a) 3,846 are eligible to vest at the option of the holder, (b) 3,846 vest upon the volume weighted average price, or VWAP, of the Company’s common shares exceeding a market capitalization of US$150 million for 10 consecutive trading days, and (c) 26,000 vest on the earlier of June 30, 2026 or the market capitalization of the Company exceeding US$150 million for 10 consecutive trading days.

(3)	Consist of (i) 1,538 common shares, (ii) 3,846 options, all of which are vested, and (iii) 11,442 restricted stock units. Of the restricted units, (a) 2,692 are eligible to vest at the option of the holder, and (b) 8,750 vest on the earlier of June 30, 2026 or the market capitalization of the Company exceeding US$150 million for 10 consecutive trading days.

(4)	Consists of 615 common shares.

(5)	Consist of (i) 5,384 common shares, (ii) 27,519 options, all of which are vested, and (iii) 903,108 restricted stock units. Of the restricted stock units, 26,000 vest on the earlier of June 30, 2026 or the market capitalization of the Company exceeding US$150 million for 10 consecutive trading days.

(6)	Consist of (i) 5,384 common shares, (ii) 3,846 options, all of which are vested, and (iii) 12, 259 restricted stock units. Of the restricted stock units, (a) 2,884 are eligible to vest at the option of the holder, and (b) 9,375 vest on the earlier of June 30, 2026 or the market capitalization of the Company exceeding US$150 million for 10 consecutive trading days.

(7)	Consist of (i) 5,384 common shares, (ii) 3,846 options, all of which are vested, and (iii) 11,442 restricted stock units. Of the restricted stock units, (a) 2,692 are eligible to vest at the option of the holder, and (b) 8,750 vest on the earlier of June 30, 2026 or the market capitalization of the Company exceeding US$150 million for 10 consecutive trading days.

(8)	Consist of (i) 1,538 common shares, (ii) 3,846 options, all of which are vested, and (iii) 11,442 restricted stock units. Of the restricted stock units, (a) 2,692 are eligible to vest at the option of the holder, and (b) 8,750 vest on the earlier of June 30, 2026 or the market capitalization of the Company exceeding US$150 million for 10 consecutive trading days..

(9)	Consists of (i) 4,000 options all of which are vested, and (ii) 7,500 restricted stock units, all of which vest on the earlier of June 30, 2026 or the market capitalization of the Company exceeding US$150 million for 10 consecutive trading days.

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

All shares have been issued pursuant to resolutions of our board of directors.

Outstanding Share Data	No. of Common Shares	No. of Preferred Shares	Exercise Price per Share	Expiry Date
Issued and Outstanding as at October 30, 2025	15,485,731	Nil	N/A	N/A
Warrants	78,462	Nil	US$44.03	March 31, 2026 – September 21, 2028
Stock Options	66,137	Nil	US$5.00	July 14, 2026 – May 24, 2029
Restricted Share Units	1,005,192	Nil	N/A	N/A
Fully Diluted as at October 30, 2025	16,635,522	Nil	N/A	N/A

Item 10.A.4. Warrants

All warrants have been issued pursuant to resolutions of our board of directors.

The following summarizes warrant activity for the years ended June 30, 2025, 2024 and 2023:

	2025		2024		2023
	Number of warrants	Weighted average exercise price	Number of warrants	Weighted average exercise price	Number of warrants	Weighted average exercise price
	#	$	#	$	#	$
Opening Balance	99,614	66.69	117,312	52.00	63,162	51.09
Issuance of Octagon Warrants	19,231	US$13.00
Issuance of Agents’ Warrants	—	—	6,615	US$34.71	—	—
Issuance of Incentive Warrants	—	—	—	—	5,769	US$39.00
Issuance of Incentive Warrants	—	—	—	—	5,769	US$52.00
Issuance of Incentive Warrants	—	—	—	—	5,769	US$65.00
Issuance of Performance Warrants	—	—	7,692	US$26.00	—	—
Issuance of Performance Warrants	—	—	7,692	US$32.50	—	—
Issuance of Performance Warrants	—	—	7,692	US$39.00	—	—
Issuance of Settlement Warrants	—	—	153,846	US$19.50	38,462	US$32.50
Exercised	—	—	—	—	(1,619)	19.50
Expired	(7,692)	US$26.00	(2,462)	16.25	—	—
Expired	(7,692)	US$32.50	(39,433)	19.50	—	—
Expired	(7,692)	US$39.00	(5,494)	29.25	—	—
Expired	(5,769)	US$39.00
Expired	(5,769)	US$52.00
Expired	(5,769)	US$65.00
Cancellation of Settlement Warrants	—	—	(153,846)	US$19.50	—	—
Ending Balance	78,462	US$44.03	99,614	66.69	117,312	52.00

As of June 30, 2025, the following warrants were outstanding:

Date of expiry	Number of warrants outstanding	Exercise price	Weighted average remaining contractual life
	#	US$	Years
March 31, 2026	38,462	32.50	0.75
April 1, 2026	19,231	13.00	0.75
November 19, 2026	14,154	121.88	1.39
September 21, 2028	6,615	34.71	3.23
	78,462	44.03	1.08

Item 10.A.5. Stock Options

From time to time, the Company grants stock options to its directors, officers, employees and consultants on terms and conditions acceptable to the regulatory authorities. The stock options entitle the holders to acquire common shares of the Company from treasury.

The Plan was approved by the shareholders on September 7, 2022. The Plan provides that our board of directors may grant to directors, officers, employees and consultants of the Company options to acquire up to 185,133 common shares  at the time of the granting of Options, less the aggregate number of common shares then reserved for issuance pursuant to any other share compensation arrangement. Options give the option holder the right to acquire from us a designated number of common shares at a purchase price that is fixed upon the grant of the option. The exercise price shall not be lower than the greater of the closing market prices of the underlying securities on: (a) the trading day prior to the date of grant of the Options; and (b) the date of grant of the Options.

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

ITEM 18. FINANCIAL STATEMENTS

Our audited Financial Statements are included as the “F” pages attached to this Annual Report.

All financial statements in this Annual Report, unless otherwise stated, are presented in accordance with IFRS.

ITEM 19. EXHIBITS

Exhibit No.	Description
1.1	Certificate of Incorporation dated May 25, 2018 and Articles of Incorporation of Snow Lake Resources Ltd. (incorporated by reference to Exhibit 3.1 to Registration Statement on Form F-1 filed on March 26, 2021)
1.2	Certificate of Amendment dated November 9, 2020 and Articles of Amendment of Snow Lake Resources Ltd. (incorporated by reference to Exhibit 3.2 to Registration Statement on Form F-1 filed on March 26, 2021)
1.3	Certificate of Amendment dated October 7, 2021 and Articles of Amendment of Snow Lake Resources Ltd. (incorporated by reference to Exhibit 3.3 to Amendment No. 4 to Form F-1 filed on October 22, 2021)
1.4	Certificate of Amendment dated October 21, 2021 and Articles of Amendment of Snow Lake Resources Ltd. (incorporated by reference to Exhibit 3.4 to Amendment No. 4 to Form F-1 filed on October 22, 2021)
1.5	Amended and Restated By-Laws No. 1 (Previously filed on Form 20-F on October 31, 2024 and incorporated herein by reference.)
1.6	Amendment to Amended and Restated By-Laws No. 1 (Previously filed on Form 20-F on October 31, 2024 and incorporated herein by reference.)
2.1	Description of Securities Pursuant to Section 12 of the Exchange Act (incorporated by reference to Exhibit 2.1 to Form 20-F filed on October 30, 2024)
4.1	Form of Independent Director Agreement (incorporated by reference to Exhibit 10.2 to Form F-3 filed on June 1, 2023)
4.2	Form of Indemnity Agreement (incorporated by reference to Exhibit 10.3 to Form F-3 filed on June 1, 2023)
4.3	Snow Lake Resources Ltd. Amended and Restated Stock Option Plan adopted on October 26, 2021 (incorporated by reference to Exhibit 10.20 to Amendment No. 5 to Form F-1 filed on October 27, 2021)
4.4	Snow Lake Resources Ltd. Form of Stock Option Agreement (incorporated by reference to Exhibit 10.21 to Amendment No. 5 to Form F-1 filed on October 27, 2021)
4.5	Consultant Agreement dated November 1, 2021 between Snow Lake Resources Ltd. and Surge Wealth Inc. (incorporated by reference to Exhibit 4.24 to Form 20-F filed on October 31, 2023)
4.6	Consultant Agreement dated November 1, 2021 between Snow Lake Resources Ltd. and Temple Global Asset Management LLC (incorporated by reference to Exhibit 4.25 to Form 20-F filed on October 31, 2023)
4.7	Form of Addendum to Consulting Services Agreement dated August 1, 2022 (incorporated by reference to Exhibit 4.26 to Form 20-F filed on October 31, 2023)
4.8	Snow Lake Resources Ltd. Amended and Restated Stock Option Plan adopted on September 7, 2022 (incorporated by reference to Exhibit 4.28 to Form 20-F filed on October 31, 2023)
4.9	Executive Employment Agreement between Snow Lake Resources Ltd. and Frank Wheatley dated July 14, 2023 (incorporated by reference to Exhibit 10.8 to Amendment No. 3 to Form F-3 filed on August 4, 2023)

4.10	Mineral Property Option Agreement dated March 24, 2024 between Doctors Investment Group Ltd. and Global Uranium Acquisition Corp Pty Ltd (incorporated by reference to Exhibit 99.1 to Form 6-K filed on August 22, 2024)
4.11	Share Purchase Agreement dated May 8 2024 among Snow Lake Resources Ltd., Global Uranium Acquisition Corp Pty Ltd., and certain other parties (incorporated by reference to Exhibit 99.2 to Form 6-K filed on August 22, 2024)
4.12	Share Purchase Agreement dated July 31, 2024 among Snow Lake, OG, Engo Valley, NMIH and others (incorporated by reference to Exhibit 99.3 to Form 6-K filed on August 22, 2024)
4.13	Option Agreement dated January 29, 2024 between Acme Lithium Inc. and Snow Lake Resources Ltd. (incorporated by reference to Exhibit 99.4 to Form 6-K filed on August 22, 2024)
4.14	Deed of Acknowledgment and Variation to Share Purchase Agreement between Critical Minerals Consulting Pty Limited, Nysha Investments Pty Ltd, FBG Consulting Corp, Summit Strategies LLC, Yarrawindi Holdings Pty Ltd, c/o Global Uranium Acquisition Corp Pty Ltd and Global Uranium Acquisition Corp Pty Ltd., and Snow Lake Resources Ltd. dated June 21, 2024 (incorporated by reference to Exhibit 4.17 to Form 20-F filed on October 30, 2024)
4.15	Escrow Agreement by and among Snow Lake Resources Ltd., Nachal G Pty Ltd, Aaron Meckler, Joses Malakia Amakutuwa, Yehoshua Gestetner, Denis Hayes, Andrew Phillips and 10152300 Manitoba Ltd. dated July 31, 2024 (incorporated by reference to Exhibit 4.18 to Form 20-F filed on October 30, 2024)
4.16	Management Services Agreement between Branson Corporate Services Ltd. and Snow Lake Resources Ltd. dated June 6, 2022 (incorporated by reference to Exhibit 4.20 to Form 20-F filed on October 30, 2024)
4.17	Amended Management Services Agreement between Branson Corporate Services Ltd. and Snow Lake Resources Ltd. dated November 1, 2022 (incorporated by reference to Exhibit 4.21 to Form 20-F filed on October 30, 2024)
4.18	Second Amended Management Services Agreement between Branson Corporate Services Ltd. and Snow Lake Resources Ltd. dated October 1, 2024 (incorporated by reference to Exhibit 4.22 to Form 20-F filed on October 30, 2024)
4.19	Form of Subscription Agreement for Flow-Through Common Shares, dated September 2023 (incorporated by reference to Exhibit 4.23 to Form 20-F filed on October 30, 2024)
4.20	Consultant Agreement dated January 1, 2022 between Snow Lake Resources Ltd. and Brian Youngs (incorporated by reference to Exhibit 4.24 to Form 20-F filed on October 30, 2024)
8.1*	List of Subsidiaries of the Registrant
11.1	Code of Ethics and Business Conduct (incorporated by reference to Exhibit 14.1 to Registration Statement on Form F-1 filed on March 26, 2021)
11.2	Stock Trading Policy (incorporated by reference to Exhibit 11.2 to Form 20-F filed on October 30, 2024)
12.1*	Certification of the Chief Executive Officer (Principal Executive Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended
12.2*	Certification of the Chief Financial Officer (Principal Financial Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended
13.1*	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1 *	Consent of De Visser Gray LLP
97	Executive Officer Incentive Compensation Recovery Policy (incorporated by reference to Exhibit 97 to Form 20-F filed on October 30, 2024)
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*Filed or furnished herewith, as applicable.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing this Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SNOW LAKE RESOURCES LTD.

By: /s/ Frank Wheatley		By: /s/ Kyle Nazareth
Name:	Frank Wheatley	Name:	Kyle Nazareth
Title:	Chief Executive Officer (Principal Executive Officer)	Title:	Chief Financial Officer (Principal Financial and Accounting Officer)
Date:	November 10, 2025	Date:	November 10, 2025

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

