Form 20-F/A
period 2025-06-30
Frontier Nuclear & Minerals Inc.
filed 2026-05-04
CIK 1769697

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

Frontier Nuclear and Minerals Inc.

(Exact name of the Registrant as specified in its charter)

Manitoba, Canada

(Jurisdiction of incorporation or organization)

360 Main St., 30th Floor, Winnipeg, Manitoba R3C 4G1 Canada

(Address of principal executive offices)

Frank Wheatley
Chief Executive Officer

Tel: (204) 815-5806

Email: info@snowlakelithium.com

360 Main St., 30th Floor, Winnipeg, Manitoba R3C 4G1 Canada

(Name, Telephone, E-mail and/or
Facsimile number and Address
of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Shares, no par value	FNUC	The Nasdaq Stock Market, LLC

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

Annual Report on Form 20-F

Year Ended June 30, 2025

EXPLANATORY NOTE

This Amendment No. 2 on Form 20-F/A (this “Second Amended Annual Report”) amends the annual report on Form 20-F of Frontier Nuclear and Minerals Inc. (formerly known as Snow Lake Resources Ltd.) (the “Company,” “Snow Lake,” “we,” “us” or “our”) for the fiscal year ended June 30, 2025, originally filed with the U.S. Securities and Exchange Commission (“SEC”) on October 31, 2025, and first amended on November 10, 2025 (the original Form 20-F, as first amended on November 10, 2025, the “Original Annual Report”). This Second Amended Annual Report is being filed in response to the comment letter dated March 5, 2026 (the “SEC Comment Letter”) from the staff of the SEC and relates to matters discussed in the SEC Comment Letter. Item 4.A. History and Development of the Company, of Part I in the Original Annual Report is amended by this Second Amended Annual Report to (i) include summaries of certain of the Company’s mineral properties, (ii) explain the significance of certain of the Company’s properties, (iii) provide additional context and descriptions of the basis of the Company’s materiality determination with respect to certain of the Company’s mineral properties, and (iv) include information with respect to the Company’s internal controls related to exploration and mineral resource and reserve estimation applicable to all of the Company’s properties. Item 19 of Part III in the Original Annual Report is amended by this Second Amended Report to include a new consent of the Company’s Independent Registered Public Accounting Firm as Exhibit 15.1.

This Second Amended Annual Report speaks as of the original filing date of the Original Annual Report on October 31, 2025. Effective March 16, 2026, we changed our name from “Snow Lake Resources Ltd.” to “Frontier Nuclear and Minerals Inc.” and changed our Nasdaq trading symbol from “LITM” to “FNUC.” References to our previous name, previous trading symbol and previous website address have been changed to our current name, current trading symbol and current website address, where appropriate in this Second Amended Annual Report. Other than as set forth herein, this Second Amended Annual Report does not, and does not purport to, amend, update or restate any other information or disclosure included in the Original Annual Report or reflect any events that have occurred since October 31, 2025.

CERTAIN INFORMATION

As used in this Second Amended Annual Report, unless otherwise indicated or the context otherwise requires, references to:

●	“Annual Report” are to the Original Annual Report, as amended by this Second Amended Annual Report;

●	“common shares” are to our common shares, no par value; and

●	“we,” “Snow Lake,” “us,” “our,” “the Company,” or “our company” are to Frontier Nuclear and Minerals Inc. (formerly known as Snow Lake Resources Ltd.) (d/b/a Frontier Nuclear), and, where appropriate, its consolidated subsidiaries;

●	“Nasdaq” are to the Nasdaq Capital Market.

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

ITEM 4. INFORMATION ON THE COMPANY

4.A. History and Development of the Company.

Our Corporate History

We were incorporated in the Province of Manitoba, Canada, under the MCA on May 25, 2018. We currently have seven wholly owned subsidiaries, Snow Lake Exploration Ltd., Snow Lake (Crowduck) Ltd., Global Uranium Acquisition Corp Pty Ltd., Snow Lake Investments (US) Ltd., Snow Lake Exploration (US) Ltd., Engo Valley Pty Ltd., and 1560058 B.C. Ltd.

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

Our registered office is located at 360 Main St., 30th Floor, Winnipeg, Manitoba R3C 4G1, Canada.

Our agent for service of process in the United States is Cogency Global Inc., located at 122 East 42nd Street, 18th Floor, New York, New York 10168.

Our website can be found at www.frontiernuclear.com. The information contained on our website is not a part of this Annual Report, nor is such content incorporated by reference herein, and should not be relied upon in determining whether to make an investment in our securities. We have included our website address in this Annual Report solely as an inactive textual reference.

Recent Developments

Acquisition of Interest in the Engo Valley Uranium Project

 In February 2024, we entered into a binding letter of intent, as subsequently amended, with OG Acquisition 2 Corp. a private British Columbia company, or OG, Engo Valley Pty Ltd, a private Australian company, or Engo Valley, and Namibia Minerals and Investment Holdings (Proprietary) Limited, a private Namibian company, or NMIH, to acquire up to 100% of Engo Valley, which holds an 85% interest in NMIH, which in turn, is the sole registered and beneficial owner of 100% of the right, title and interest in Exclusive Prospecting License 5887, or EPL-5887. EPL 5887 hosts the Engo Valley Uranium Project.

In July 2024, we entered into a share purchase agreement to complete the acquisition in two stages, acquiring an initial 80% interest through a combination of cash payment, exploration expenditures, and share issuance, followed by an additional 20% interest upon completion of further exploration expenditures, with additional share-based milestone payments contingent upon the delineation of specified uranium mineral resource thresholds. Additional information regarding the Engo Valley Uranium Project is set forth below under the heading “—Properties—The Engo Valley Uranium Project.”

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

Having acquired the Second Stage Interest, we are now obligated to make the following payments to Engo Valley, in the form of our common shares, upon the achievement of the following milestones:

(i)Milestone Payment No. 1: In the event an SK-1300 compliant technical report determines on or before July 31, 2027 that there is a uranium mineral resource on the Engo Valley Uranium Project of a minimum of 10 million pounds with a minimum average grade of 250 parts per million, or ppm, U3O8, we will issue to Engo Valley or as it directs, an aggregate of 79,302 of our common shares, being the common shares calculated by dividing US$1,000,000 by the closing price of our common shares on February 20, 2024, as reported by Nasdaq (which was US$12.61); and

(ii)Milestone Payment No. 2: In the event an SK-1300 compliant technical report determines on or before July 31, 2029 that there is a uranium mineral resource on the Engo Valley Uranium Project of a minimum of 25 million pounds with a minimum average grade of 250 ppm U3O8, we will issue to Engo Valley or as it directs, an aggregate of 79,302 of our common shares, being the common shares calculated by dividing US$1,000,000 by the closing price of our common shares on February 20, 2024, as reported by the Nasdaq (which was US$12.61).

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

Acquisition of interest in the Pine Ridge Uranium Project

On March 12, 2025, we announced that we had entered into a 50/50 joint venture with Global Uranium and Enrichment Limited, an Australian public listed company, or GUE (ASX: GUE), to acquire a 100% interest in the Pine Ridge Uranium Project, an in-situ recovery uranium exploration project located in the southwestern Powder River Basin, Wyoming, United States, and also announced that we had agreed to acquire an approximately 19.99% equity interest in GUE. The acquisition was completed through Powder River Basin LLC, a jointly owned entity of the parties’ respective subsidiaries, pursuant to a purchase and sale agreement providing for total cash consideration of US$22.5 million payable in three installments of US$7.5 million each, together with a production royalty and minimum exploration and development expenditures of $10.0 million within three years. The closing occurred on April 28, 2025, and the joint venture is governed by a management committee with equal representation from each party. Initial exploration activities, including a drill program of approximately 38,000 meters, commenced in July 2025, with results announced in September 2025. Additional information regarding the Pine Ridge Uranium Project is set forth below under the heading “—Properties—The Pine Ridge Uranium Project.”

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

Properties

Our uranium projects consist of (i) the Pine Ridge Uranium Project, a 50/50 joint venture exploration stage project located in the Powder River Basin in Wyoming, United States and (ii) the Engo Valley Uranium Project, in Namibia. We also have two lithium projects, namely (i) the Thompson Brothers project and the Grass River project, or collectively, the Snow Lake Lithium™ Project, in the Snow Lake region of Northern Manitoba, Canada and (ii) the Shatford Lake Lithium Project, adjacent to the Tanco tantalum, cesium and lithium mine in Southern Manitoba, Canada. We also have an interest in the Mound Lake Property, an early-stage exploration property located in northwestern Ontario, Canada, as well as investments in a number of companies with critical minerals assets, including rare earths and lithium. The foregoing projects are described below.

The Pine Ridge Uranium Project

General

On March 12, 2025, we announced that we had entered into a 50/50 joint venture, or the Joint Venture, with GUE, to acquire 100% of the Pine Ridge Uranium Project, an exploration project located in Wyoming, United States. We also announced that we would become a cornerstone investor in GUE through the acquisition of an approximately 19.99% interest in GUE.

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

The nature of our ownership interest in the Pine Ridge Uranium project is discussed above.

Location

The Pine Ridge Uranium Project is an exploration-stage in-situ recovery (ISR) uranium exploration project located in the southwestern portion of the Powder River Basin in Wyoming, United States. It lies approximately 35 miles northeast of Casper, Wyoming. The Pine Ridge Uranium Project encompasses approximately 15,130 hectares (37,387 acres) and is situated in proximity to existing uranium operations, including projects operated by Uranium Energy Corp. and Cameco Corporation, and is located approximately 15 kilometers from Cameco Corporation’s Smith Ranch uranium mill, which has a licensed processing capacity of approximately 5.5 million pounds of U₃O₈ per annum.

The Pine Ridge Uranium Project is located within a uranium-producing basin characterized by sandstone-hosted roll-front uranium mineralization amenable to ISR extraction methods. The Powder River Basin has historically been a source of uranium production in the United States, supported by favorable geology, infrastructure, and a developed regulatory framework.

Infrastructure in the region includes access via established transportation routes within the Powder River Basin and proximity to existing uranium processing facilities, which may support future development, subject to further technical and economic evaluation. We believe the Pine Ridge Uranium Project will benefit from its location within a mining-friendly jurisdiction with a history of ISR uranium production and established permitting processes.

The foregoing description is based on information available to us as of the date of the Original Annual Report and is subject to the inherent uncertainties associated with exploration-stage properties.

The following maps are provided to illustrate the location and characteristics of the Pine Ridge Uranium Project, including an overview map showing the property’s geographic setting, and a map depicting drill hole locations.

Figure 1.1 – Overview Map

39N 76W
39N 75W
39N 74W
39N 73W
38N 76W
38N 75W
38N 74W
38N 73W
37N 76W
37N 75W
37N 74W
37N 73W
36N 76W
36N 75W
36N 74W
36N 73W

FRONTIER NUCLEAR
& MINERALS

Pine Ridge Project
Converse County, WY
Project Overview

April 23, 2026

- Major Access Roads
- Current Permit Area
- Frontier Nuclear Claims & Leases
- Townships
- Sections

Pine Ridge
Wyoming

0 1 2 mi

0 2.5 5 km

N
W E
S

Figure 1.2 – Drillhole Map

39N 76W
39N 75W
39N 74W
39N 73W
38N 76W
38N 75W
38N 74W
38N 73W
37N 76W
37N 75W
37N 74W
37N 73W
36N 76W
36N 75W
36N 74W
36N 73W
Frontier Nuclear Collars
Stakeholder Collars
Historical Collars
Major Access Roads
Current Permit Area
Frontier Nuclear Claims & Leases
Township & Range
Section
0 1 2 mi
0 2.5 5 km
N
W
E
S

FRONTIER NUCLEAR
& MINERALS

Pine Ridge Project
Converse County, WY
Drillhole Map

April 23, 2026

Pine Ridge
Wyoming

Titles, Mineral Rights, Leases or Options and Acreage

Mineral interests are present under three types of ownership that include privately owned (Fee Minerals), owned by the U.S. government (Federal Minerals) and owned by the State government (State Minerals). We obtained control of mineral interests through long term leasing of private mineral interest from the owners in a direct transaction, staking of unpatented mining claims on U.S. government minerals in the field and recording the claims with the U.S. Bureau of Land Management and the County Clerk of Converse County and long term leases of State-owned mineral interest from the Wyoming Office of State Lands and Investments.

Key Drill Permit Conditions

Key drill permit conditions for the Pine Ridge Uranium Project include (i) the positing of a reclamation bond of US$525,000, (ii) satisfactory completion of reclamation and revegetation for bond release and (iii) adhering to the calendar restrictions on Sage Grouse (that is, no mechanized activity within a two mile radius of an active Sage Grouse lek from March 15 through June 30 and Raptor nests from February 1 through July 31).

Processing Plants and Other Available Facilities

The Pine Ridge Uranium Project is surrounded by existing uranium projects held by Uranium Energy Corp. and Cameco Corporation and is located approximately 15 kilometers from Cameco Corporation’s Smith Ranch Mill, one of the largest uranium production facilities in the United States.

Activities

On July 25, 2025, we announced the commencement of an initial drill program, consisting of approximately 38,000 meters (or 125,000 feet) of drilling, at the Pine Ridge Uranium Project. On September 17, 2025, we announced initial drill results on the Pine Ridge Uranium Project. Drilling is expected to continue through the end of November 2025.

Materiality Analyses

While the Pine Ridge Uranium Project is currently our main project, as of June 30, 2025, we did not consider the Pine Ridge Uranium Project material to our company, although we expect the Pine Ridge Uranium Project to be material to our company in the fiscal year ending June 30, 2026.

We made the materiality determination based on the following analyses.

As of June 30, 2025, we held an indirect 50% interest in the Pine Ridge Uranium Project through the Joint Venture. The Pine Ridge Uranium Project was acquired in April 2025 and remained at an early exploration stage at June 30, 2025. At that time (i) the Pine Ridge Uranium Project had no mineral resource estimate (SK-1300 compliant or otherwise), (ii) we did not control the Pine Ridge Uranium Project unilaterally, as GUE was designated the operator under the terms and conditions of the Joint Venture, and (iii) activities undertaken during the period were limited to acquisition, initial mobilization, and early-stage exploration planning.

In assessing the materiality to us of the Pine Ridge Uranium Project, we considered the following quantitative factors:

●	Nature of Expenditures: The majority of cash outflows during the fiscal year ended June 30, 2025 were related to acquisition consideration and pre-funding of exploration, including initial mobilization activities, rather than sustained exploration or development expenditures.

●	Timing of Investment: The Pine Ridge Uranium Project acquisition closed late in the fiscal year ended June 30, 2025 (April 2025), limiting the extent of operational and financial activity attributable to the Pine Ridge Uranium Project during the period.

●	Asset Contribution: While the gross acquisition cost of the Pine Ridge Uranium Project is significant at the Joint Venture level, our attributable interest (50%) and the early stage of deployment of capital reduced its relative impact on our financial position as of June 30, 2025.

●	Revenue Contribution: The Pine Ridge Uranium Project has not generated revenue and is not expected to do so in the near term.

Based on these considerations, we concluded that the Pine Ridge Uranium Project did not meet quantitative thresholds for materiality as of June 30, 2025.

We also evaluated qualitative factors relevant to materiality, including the following:

●	Stage of Development: The Pine Ridge Uranium Project was an early-stage ISR uranium exploration asset with no defined mineral resources or reserves as of June 30, 2025.

●	Lack of Technical Studies: No technical report summary, preliminary economic assessment, prefeasibility study, or feasibility study had been completed as of June 30, 2025.

●	Joint Venture Structure: As at June 30, 2025, we held our interest in the Pine Ridge Uranium Project through a 50/50 Joint Venture and did not have unilateral control over development decisions.

●	Operational Activity: Substantive drilling activities had not yet commenced as of June 30, 2025, with the initial drill program beginning in July 2025.

●	Uncertainty: As of June 30, 2025, the existence, size, and economic viability of any uranium mineralization had not yet been established.

Based on the foregoing, we concluded that the Pine Ridge Uranium Project was not material to our business or financial condition as of June 30, 2025.

Subsequent to June 30, 2025, we have undertaken actions and observed developments that significantly increase the likelihood that the Pine Ridge Uranium Project will be material for the fiscal year ending June 30, 2026.

The Engo Valley Uranium Project

General

In February 2024, our company, OG, Engo Valley and NMIH entered into a binding letter of intent, as amended by agreements dated March 15, 2024 and June 30, 2024, pursuant to which we agreed to acquire up to 100% of Engo Valley, which holds an 85% interest in NMIH, which in turn, is the sole registered and beneficial owner of 100% of the right, title and interest in EPL-5887. EPL 5887 hosts the Engo Valley Uranium Project. EPL-5887 covers an area of 69,530 hectares, is valid until February 12, 2026, and covers base and rare metals, industrial minerals, non-nuclear fuel minerals, nuclear fuel minerals, precious metals and precious stones.

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

Having acquired the Second Stage Interest, we are now obligated to make the following payments to Engo Valley, in the form of our common shares, upon the achievement of the following milestones:

(i)	Milestone Payment No. 1: In the event an SK-1300 compliant technical report determines on or before July 31, 2027 that there is a uranium mineral resource on the Engo Valley Uranium Project of a minimum of 10 million pounds with a minimum average grade of 250 parts per million, or ppm, U3O8, we will issue to Engo Valley or as it directs, an aggregate of 79,302 of our common shares, being the common shares calculated by dividing US$1,000,000 by the closing price of our common shares on February 20, 2024, as reported by Nasdaq (which was US$12.61); and

(ii)	Milestone Payment No. 2: In the event an SK-1300 compliant technical report determines on or before July 31, 2029 that there is a uranium mineral resource on the Engo Valley Uranium Project of a minimum of 25 million pounds with a minimum average grade of 250 ppm U3O8, we will issue to Engo Valley or as it directs, an aggregate of 79,302 of our common shares, being the common shares calculated by dividing US$1,000,000 by the closing price of our common shares on February 20, 2024, as reported by the Nasdaq (which was US$12.61).

The foregoing description of the material terms of the share purchase agreement is qualified in its entirety by reference to the share purchase agreement, which is incorporated by reference as an exhibit to this Annual Report.

The nature of our ownership interest in the Engo Valley Uranium project is discussed above.

Location

The Engo Valley Uranium Project is an exploration-stage uranium property located in the Kunene Region of northwestern Namibia, within the Skeleton Coast area, approximately 600 kilometers north of Swakopmund. The Engo Valley Uranium Project is situated within EPL-5887, which encompasses approximately 69,530 hectares and is held by NMIH. EPL-5887 grants the right to explore for base and rare metals, industrial minerals, non-nuclear fuel minerals, nuclear fuel minerals, precious metals and precious stones and is valid until February 12, 2026, subject to renewal in accordance with applicable laws and regulations.

The Engo Valley Uranium Project is located in a remote, arid desert environment characterized by limited infrastructure and sparse population. Access to the property is primarily via approximately 190 kilometers of unpaved roads and desert tracks from Mowe Bay, with additional access from the east via informal routes. The region is characterized by typical desert climatic conditions, including low precipitation and high evaporation rates, which are generally conducive to year-round exploration activities, subject to logistical considerations.

Uranium mineralization at the Engo Valley Uranium Project was initially identified in the 1970s, and historical exploration programs, including drilling and radiometric surveys, were conducted by prior operators. These programs delineated zones of uranium mineralization and resulted in historical estimates. However, no mineral resource estimate compliant with Subpart 1300 of Regulation S-K has been established for the Engo Valley Uranium Project to date. The Engo Valley Uranium Project remains at an early stage of exploration, and current activities are focused on validating historical data and advancing the property toward the preparation of a maiden mineral resource estimate.

The foregoing description is based on information available to us as of the date of the Original Annual Report and is subject to the inherent uncertainties associated with exploration-stage properties.

The following maps are provided to illustrate the location and certain characteristics of the Engo Valley Uranium Project,.

Figure 1.3 – General Topography

Figure 1.4 – Map of Regional Location of EPL 5887 (Red Circle)

Figure 1.5 – Aerial Map of Engo Valley Project

Figure 1.6 – Map of Regional Location

100000
200000
300000
400000
8100000
8000000
7900000
7800000
0 25 50 km
EPL 5887
National Parks
namibia

Figure 1.7 – Engo Valley Uranium Project

Namibia Minerals and Industrial Holdings
Engo Valley Project
Legend
Kilometers
RES

Titles, Mineral Rights, Leases or Options and Acreage

The Engo Valley Uranium Project is held under EPL-5887, which is registered in the name of NMIH. EPL-5887 grants the holder the exclusive right to explore for a broad range of mineral commodities, including base and rare metals, industrial minerals, non-nuclear fuel minerals, nuclear fuel minerals, precious metals and precious stones. EPL-5887 expires on February 12, 2026.

Key Permitting Conditions

Exploration activities at the Engo Valley Uranium Project are subject to regulatory oversight by the Namibian Ministry of Mines and Energy and environmental authorities.

An Environmental Clearance Certificate (ECC) has been issued by the Namibian Ministry of Environment permitting exploration activities on EPL-5887. The ECC was issued for a limited term and must be renewed or updated to continue exploration and advance the project.

In general, continued advancement of the Engo Valley Uranium Project will require (i) renewal of EPL-5887, (ii) maintenance or renewal of environmental approvals, and (iii) additional permitting for any future development or mining operations.

Processing Plants and Other Available Facilities

The Engo Valley Uranium Project is an early-stage exploration project and does not currently have any on-site processing facilities. There are no existing processing plants, mills, or production infrastructure located on the property. The project is located in a remote area of the Skeleton Coast, with limited infrastructure and access primarily via unpaved roads and desert tracks.

However, regionally, Namibia hosts several established uranium operations (such as Rossing, Husab, Langer Heinrich), indicating the presence of processing expertise and uranium industry infrastructure within the country, although not directly connected to the Engo Valley Uranium Project. At the current stage, any future development of the Engo Valley Uranium Project would likely require construction of new processing facilities or evaluation of toll processing or other third-party arrangements, subject to economic and technical studies.

Activities

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

Materiality Analyses

As of June 30, 2025, we did not consider the Engo Valley Uranium Project material to our company. We made the materiality determination based on the following analyses.

We acquired our interest in the Engo Valley Uranium Project through a staged acquisition, pursuant to which we have earned an indirect interest in EPL 5887. Notwithstanding our ownership interest, (i) the Engo Valley Uranium Project remains in the exploration stage, (ii) no maiden mineral resource estimate (SK-1300 compliant or otherwise) had been completed as of June 30, 2025, and (iii) drilling activities are ongoing, with a first mineral resource estimate not expected until mid-2026 at the earliest. In addition, certain share-based milestone payments remain contingent upon the achievement of specified resource thresholds, which have not yet been met.

In assessing the materiality of the Engo Valley Uranium Project to us, we considered the relative financial significance of the Engo Valley Uranium Project, including the following:

●	Asset Values: While we have capitalized acquisition and exploration costs associated with the Engo Valley Uranium Project, such amounts do not represent a dominant portion of our total asset base when considered in the context of our broader portfolio of assets.

●	Capital Allocation: Although we incurred exploration expenditures in connection with earning our interest, ongoing and future expenditures remain subject to management discretion and are being balanced against other uranium-focused projects, including recently acquired U.S.-based assets.

●	Contingent Consideration: Additional consideration payable in shares is contingent upon achieving specified resource thresholds and therefore does not represent a current financial obligation.

●	Revenue Contribution: The Engo Valley Uranium Project has not generated revenue and is not expected to do so in the foreseeable future.

Accordingly, we believe that the Engo Valley Uranium Project does not meet commonly applied quantitative thresholds for materiality.

We also evaluated qualitative factors, including the following:

●	Stage of Development: The Engo Valley Uranium Project is an early-stage exploration asset with no defined mineral resources or reserves.

●	Lack of Technical Studies: No preliminary economic assessment, prefeasibility study, or feasibility study has been completed.

●	Uncertainty of Resource Definition: The existence, size, and grade of any uranium mineralization remain unverified pending completion of drilling and a maiden resource estimate.

●	Operational Status: While some drilling has been completed, the Engo Valley Uranium Project has not yet reached a stage where technical or economic viability can be assessed.

●	Geographic and Operational Considerations: The Engo Valley Uranium Project is located in an extremely remote region of Northern Namibia and is subject to jurisdictional, logistical, and regulatory considerations that further contribute to development uncertainty.

●	Strategic Prioritization: Following our acquisition of uranium assets in the United States, the Engo Valley Uranium Project has been relatively deprioritized within our portfolio, with greater focus placed on advancing U.S./Western-uranium and other opportunities.

●	Contingent Milestones: The remaining economic obligations are tied to future resource discovery milestones, underscoring the early-stage and uncertain nature of the Engo Valley Uranium Project.

We also considered whether the Engo Valley Uranium Project is reasonably likely to become material in the foreseeable future, and concluded as follows:

●	A maiden resource estimate is not expected until mid-2026, and there can be no assurance that such estimate will meet the thresholds required to trigger milestone payments or demonstrate economic viability;

●	Significant additional technical work, including exploration drilling, resource delineation and economic studies, would be required before the Engo Valley Uranium Project could be considered for development;

●	Our capital allocation priorities are currently focused on other mineral assets, reducing the likelihood of near-term advancement to a material stage; and

●	Substantial uncertainty remains regarding the Engo Valley Uranium Project’s ultimate scale, grade, and economic potential.

Based on the foregoing analysis, we believe that the Engo Valley Uranium Project is not material to our business or financial condition.

Our assessment of materiality with respect to the Engo Valley Uranium Project reflects management’s current judgment based on available information and applicable regulatory guidance. The foregoing assessment may change in the future as a result of, among other things, exploration results or other developments affecting the relative significance of the Engo Valley Uranium Project.

Mond Lake Property

General

We entered into a binding term sheet with Free Battery, effective January 10, 2025, pursuant to which we can earn up to an 80% interest in the Mound Lake Property. A definitive agreement has not been executed as of the date of this Annual Report. We cannot provide assurance that a definitive agreement will be executed.

Location

The Mound Lake Property is an early-stage exploration property located in northwestern Ontario, Canada, south of Lake Nipigon, within a prospective mineral district. The Mound Lake Property comprises approximately 243 single-cell unpatented mining claims covering an aggregate area of approximately 4,800 to 4,860 hectares.

The Mound Lake Property is underlain by granitic and metasedimentary rocks associated with the Mound Lake pluton and related structural features, including the Larson Creek and Mound Creek fault systems. Historical exploration in the broader area includes airborne geophysical surveys and reconnaissance sampling programs, which identified uranium occurrences associated with regional fault structures. Subsequent work by prior operators has confirmed anomalous uranium and rare metal values in surface samples, although no mineral resource estimate compliant with Subpart 1300 of Regulation S-K has been established for the Mound Lake Property.

The Mound Lake Property is accessible via a network of existing forestry roads and abandoned logging roads, which are suitable for use by all-terrain vehicles and light equipment. The surrounding region has a history of forestry and mineral exploration activities, although the Mound Lake Property itself is at an early stage and does not contain significant infrastructure.

The area is characterized by typical boreal forest terrain, with outcrop exposure variable and locally influenced by overburden cover. Climate conditions are typical of northern Ontario and are conducive to seasonal exploration programs.

The following map is provided to illustrate the location of the Mound Lake Property.

Figure 1.8 – Mound Lake Property

376000
377000
378000
379000
380000
381000
382000
383000
384000
385000
386000
387000
388000
389000
390000
391000
392000
393000
5449000
5448000
5447000
5446000
5445000
5444000
5443000
5442000
5441000
5440000
Eskwanonwatin Lake
McIvor Lake
Moon Lake
Mawn Rd
334 m
354 m
456 m
Nipigon
Thunder Bay

Mound Lake Project

Titles, Mineral Rights, Leases or Options and Acreage

The Mound Lake Property consists of unpatented mining claims held under applicable Ontario mining legislation. The claims confer the right to explore for minerals, subject to applicable regulatory requirements and the maintenance of the claims in good standing.

Processing Plants and Other Available Facilities

There are currently no processing facilities, mining operations, or mineral processing infrastructure located on the Mound Lake Property. Any future development of the Mound Lake Property would require additional exploration, technical studies, permitting, and the construction of necessary infrastructure or access to third-party processing facilities.

The foregoing description is based on publicly available information and is subject to the inherent uncertainties associated with exploration-stage properties.

Materiality Analyses

We do not consider the Mound Lake Property material. We made the materiality determination based on the following analyses.

Our interest in the Mound Lake Property arises from an option agreement pursuant to which we may earn up to an 80% interest through staged payments and work commitments. As of June 30, 2025, (i) we had exercised only a first option by making a US$20,000 payment, thereby earning a 10% interest in the Mound Lake Property, and (ii) we had not made any of the required US$1,000,000 work expenditures or cash payments associated with the second or third options. As of June 30, 2025, we had no obligation to incur such expenditures unless we affirmatively elect to proceed with subsequent earn-in stages.

In assessing materiality of the Mound Lake Property to us, we considered the relative financial significance of the Mound Lake Property, including the following:

●	Carrying Value/Investment Size: Our investment in the Mound Lake Property as of June 30, 2025 was limited to US$20,000, representing a de minimis portion of our total assets and exploration and evaluation asset balance.

●	Capital Allocation: We have not committed significant capital to the Mound Lake Property. The US$20,000 payment was made solely to maintain the option and does not reflect substantive development activity.

●	Planned Expenditures: While the option agreement contemplates up to US$2,000,000 in work expenditures and US$1,500,000 in cash payments to earn an 80% interest, these amounts are entirely discretionary and have not been approved or committed by us.

●	Revenue Contribution: The Mound Lake Property has not generated any revenue for us and is not expected to do so in the foreseeable future.

Based on these considerations, we believe that the Mound Lake Property does not meet any reasonable quantitative threshold for materiality.

We also evaluated qualitative factors relevant to materiality, including the following:

●	Stage of Development: The Mound Lake Property is an early-stage exploration asset with no established mineral resources or reserves and no completed technical studies.

●	Limited Current Interest: We currently hold only a 10% interest, which does not provide control over long-term development outcomes absent further earn-in.

●	Contingent Nature of Ownership: Our ability to increase our interest is contingent on significant future expenditures and affirmative election, both of which remain uncertain.

●	Operational Activity: Aside from maintaining the option, we have not undertaken material exploration or development activities on the Mound Lake Property.

●	Strategic Prioritization: The Mound Lake Property is not a primary focus of our current operations or capital allocation strategy.

●	Joint Venture Uncertainty: Any future joint venture arrangement remains subject to completion of a prefeasibility study and subsequent negotiations, both of which are uncertain and not presently underway.

We also considered whether the Mound Lake Property is reasonably likely to become material in the foreseeable future, and concluded as follows:

●	Advancement beyond the current 10% interest would require substantial capital commitments that have not been budgeted or approved;

●	There are no current development plans or timelines that would indicate near-term materiality;

●	We retain full discretion as to whether we proceed with the second or third option; and

●	The early-stage nature of the Mound Lake Property introduces significant geological, technical, and economic uncertainty.

Accordingly, we do not believe that the Mound Lake Property is reasonably likely to become material in the near term.

Based on the foregoing quantitative and qualitative analysis, we concluded that the Mound Lake Property is not material to our business or financial condition. Our assessment of materiality with respect to the Mount Lake Property reflects management’s current judgment based on available information and applicable regulatory guidance. This assessment may change in the future as a result of future developments affecting the significance of the Mound Lake Property.

The Snow Lake Lithium™ Project

General

The Snow Lake Lithium™ Project is a 100%-owned exploration stage project located in the Snow Lake region of Northern Manitoba, Canada, comprising 133 mineral claims covering 24,515 hectares (approximately 60,577 acres). The Snow Lake Lithium™ Project consists of two deposits, the Thompson Brothers deposit and the Grass River deposit.

In July 2023, we completed an S-K 1300 Technical Report Summary of Initial Assessment, or the PEA, which considered a mine plan consisting of underground mining on both deposits, with an initial open pit on the Grass River deposit. The PEA is preliminary in nature and is intended to provide an initial, high-level review of the Snow Lake Lithium™ Project's economic potential and design options.  The projected economic results include numerous assumptions and are based on measured, indicated and inferred mineral resource estimates for the Snow Lake Lithium™ Project, as specified in the PEA.  Inferred resources are considered to be too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the PEA will be realized.  Unlike mineral reserves, mineral resource estimates do not have demonstrated economic viability.

Prior to February 2024, the Snow Lake Lithium™ Project constituted our sole material project. The lithium market currently remains depressed. Lithium prices continue to remain low after a stratospheric rise in 2022, followed by a precipitous 80% drop during 2023. Demand for lithium continues to be weak, and a number of major global lithium producers continue to curtail production until the lithium market and lithium prices recover. We are of the view that the Snow Lake Lithium™ Project does not currently have the scale, size, grade or project economics to make it an attractive exploration project at the present time given the current lithium pricing environment. As such, our management has determined that the Snow Lake Lithium™ Project is no longer a material asset to us. Further exploration activities have been limited until such time as the lithium market recovers, lithium prices recover, investor interest in the lithium sector returns, and capital once again becomes available to fund exploration and development of lithium projects.

Location

The Snow Lake Lithium™ Project is in North-Central Manitoba, approximately 20 kilometers (or approximately 12.4 miles) east of the mining community of Snow Lake, with approximate UTM coordinates of 455,000 E and 6,080,000 N, NAD83 Zone 14, lying within National Topographic System (NTS) Map Sheet 63JSE13.

The Snow Lake Lithium™ Project comprises 133 mineral claims covering 24,515 hectares (or 60,577 acres), and straddles Crowduck Bay at the northeastern end of Lake Wekusko.

The following maps are provided to illustrate the location and characteristics of the Snow Lake Lithium™ Project.

Figure 1.9 - Snow Lake Lithium™ Project

Figure 1.10 - Snow Lake Lithium™ Project

440000
450000
460000
470000
480000
Runway
Power Line
Railway
Highway
Snow Lake Trail
Proposed All-Weather Road
Buzz Winter Road
Snow Lake Lithium Property
Snow Lake
Arctic Gateway
0 2.5 5 7.5 10 km
SNOW LAKE
LITHIUM

Figure 1.11 - Snow Lake Lithium™ Project

Snow Lake is located some 684 kilometers north of Winnipeg, a 7-hour (700-kilometer) drive on well maintained, paved roadways. Daily flights are available from Winnipeg to both Flin Flon and Thompson. Flin Flon is a 2-hour (200-kilometer) drive west on paved highway to Snow Lake. Thompson is a 2.5-hour (260-kilometers\) drive northeast from Snow Lake on paved highway.

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

There are two main clusters of spodumene-bearing pegmatite dykes on the Snow Lake Lithium™ Project, known as the Thompson Brothers and Grass River lithium pegmatites. These dyke clusters occur on either side of the Crowduck Bay Fault. The dykes are all tabular in form, but each cluster has a distinct orientation. Additional north-northeast trending pegmatite dykes have been mapped along the Crowduck Bay Fault corridor towards the north.

Titles, Mineral Rights, Leases or Options and Acreage

The Snow Lake Lithium™ Project comprises 133 mineral claims, covering 24,515 hectares (approximately 60,577 acres). All claims are registered with the Manitoba Mineral Resources Division. Property surface rights are held by the Crown. All mineral claims in good standing on Crown land in Manitoba are entitled to be explored without any permitting, except as indicated below.

Key Permit Conditions

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

Processing Plants and Other Available Facilities

We do not currently operate a processing facility at the project site. Historical mining operations in the Snow Lake region included concentrators and related infrastructure.

Activities

In July 2023, we completed the PEA, which considered a mine plan consisting of underground mining on both deposits, with an initial open pit on the Grass River deposit. The PEA contemplated that tailings would ultimately be backfilled underground, with no permanent tailing facility above ground. The PEA also looked at the possibility of direct shipping ore as an early cash flow generating opportunity to use revenue from direct shipping ore sales to offset initial capital costs to construct the mine and processing facility. The PEA is preliminary in nature and is intended to provide an initial, high-level review of the Snow Lake Lithium™ Project’s economic potential and design options.

As of the date of the Original Annual Report, a total of 35,390 meters of drilling had been completed on the project. Due to a number of factors, including the state of the lithium market and warmer than normal winter weather conditions in Northern Manitoba during early 2024, we did not undertake a planned winter drilling campaign. During 2024, we completed our second year of environmental baseline data collection. Additional exploration, including additional infill drilling, and drilling of the open extensions of both the Thompson Brothers and Grass River deposits, did not take place during 2024 due the factors described above.

As a result of our strategic decision to pivot our primary focus away from lithium exploration and toward uranium and other projects, we ceased allocating significant capital to lithium exploration activities, and further exploration activities have been limited on the project until such time as the lithium market recovers, lithium prices recover, investor interest in the lithium sector returns, and capital once again becomes available to fund exploration and development of lithium projects.

Materiality Analyses

As mentioned above, our management made the determination that the Snow Lake Lithium™ Project is no longer a material asset to us.

In February 2024, we made a strategic decision to pivot our primary focus away from lithium exploration and toward uranium projects. This decision was driven by sustained weakness in lithium market conditions, including declining prices and reduced demand, as well as comparatively stronger fundamentals in the uranium sector. We have been of the view, since February 2024, that the Snow Lake Lithium Project does not have the scale, size, grade or project economics to make it an attractive exploration project given the lithium pricing environment. As a result of this strategic shift, (i) we ceased allocating significant capital to lithium exploration activities, (ii) the Snow Lake Lithium Project ceased being a focus of our then current or planned operations, and (ii) our management’s operational, technical, and financial resources were redirected to uranium-focused assets and other assets. Further exploration activities have been limited on the project until such time as the lithium market recovers, lithium prices recover, investor interest in the lithium sector returns, and capital once again becomes available to fund exploration and development of lithium projects. In assessing materiality of the Snow Lake Lithium™ Project to us, we considered the relative significance of the Snow Lake Lithium Project compared to our overall asset base, results of operations, and capital allocation, including the following:

●	Asset Values: The carrying value of the Snow Lake Lithium Project represents a minor portion of our total assets and is not a principal driver of our financial position.

●	Capital Expenditures: Following February 2024, capital expenditures attributable to the Snow Lake Lithium Project have been minimal relative to our total expenditures.

●	Revenue Expectation: The Snow Lake Lithium Project has not generated revenues for us and is not expected to generate revenue for us in the foreseeable future.

●	Exploration Expenditures: Exploration activity the Snow Lake Lithium Project has been limited, and there are no current or planned material exploration programs. We conducted limited drilling on the Snow Lake Lithium Project in 2024, primarily to expend remaining flow-through dollars, and no additional exploration, including additional infill drilling, and drilling of the open extensions of both the Thompson Brothers and Grass River deposits, took place during 2024 due the factors discussed above.

Based on these factors, we believe the Snow Lake Lithium Project does not meet commonly applied quantitative thresholds for materiality.

We also evaluated qualitative factors, including the following:

●	Stage of Development: The Snow Lake Lithium Project is at an exploration stage.

●	Lack of Technical Advancement: In July 2023, we completed the PEA, which considered a mine plan consisting of underground mining on both deposits, with an initial open pit on the Grass River deposit. The PEA was preliminary in nature and was intended to provide an initial, high-level review of the Snow Lake Lithium Project’s economic potential and design options. Since the PEA, no technical studies have been conducted on the Snow Lake Lithium Project and none is expected until lithium prices recover to support further exploration.

●	Strategic Importance: The Snow Lake Lithium Project is no longer aligned with our strategic focus, which is now centered on uranium and other assets.

●	Market Conditions: The sustained downturn in lithium prices and demand has further reduced the economic attractiveness and strategic relevance of the Snow Lake Lithium Project.

●	Operational Focus: Our management and technical teams are no longer actively advancing the Snow Lake Lithium Project, and there are no near-term plans to do so.

We also considered whether the Snow Lake Lithium Project could reasonably be expected to become material in the foreseeable future. In this regard, (i) there are no planned exploration or development programs that would elevate the project’s significance, (ii) no material capital commitments have been made, and (iii) we have no current intention to prioritize lithium assets absent a significant and sustained improvement in market conditions.

Based on the foregoing analysis, we concluded that the Snow Lake Lithium Project was not material to our business or financial condition. This assessment may change in the future as a result of, among other things, changes in commodity prices or other developments affecting the significance of the Snow Lake Lithium Project.

The Shatford Lake Lithium Project

General

In January 2024, we signed an option agreement with ACME Lithium Inc., or ACME, pursuant to which ACME granted us the option to earn up to a 90% undivided interest in the mineral claims held by ACME at its Manitoba lithium pegmatite project areas, located in southeastern Manitoba, Canada, or the Shatford lake Lithium Project. We could exercise the option by paying a total cash amount of C$800,000 and incurring a total of C$1.8 million in exploration and development expenditures, in each case over a two-year period.

Once we had earned a 90% undivided interest in the Shatford lake Lithium Project, and completed a positive feasibility study, a joint venture between us and ACME was to be formed for further development, the detailed market standard terms and conditions of which were to be agreed at the time of formation of the joint venture.

Upon formation of the joint venture: (i) we would hold a 90% interest, and ACME would hold 10% interest in the joint venture, (ii) our interest would be a 90% participating interest in the joint venture, but we would fund 100% of all expenditures until the completion of a positive feasibility study, and (iii) ACME would retain a 10% free carried interest, without the need to contribute to expenditures until the completion of a positive feasibility study on the Shatford lake Lithium Project.

The foregoing description of the material terms of our option agreement relating to the Shatford lake Lithium Project is qualified in its entirety by reference to the option agreement, dated January 29, 2024, between us and ACME, which is incorporated by reference as an exhibit to this Annual Report.

The nature of our ownership interest in the Shatford Lake Lithium Project is discussed above.

Location

The Shatford Lake Lithium Project is comprised of 37 mineral claims located over three project areas, being Shatford Lake, Birse Lake, and Cat-Euclid Lake, totalling approximately 17,000 acres. The project is located in the Bird River Greenstone Belt in southeastern Manitoba, Canada. The region hosts hundreds of individual pegmatite bodies, many of which are classified as complex rare-element Lithium-Cesium-Tantalum, or LCT, pegmatites. Thirty-one of the mineral claims are contiguous to the south of Sinomine Corporation’s Tanco Mine, an LCT producer since 1969.

The Shatford Lake Lithium Project straddles a 15 kilometers long structural trend of the Greer-Shatford Shear Zone with numerous pegmatite dykes and favorable host rocks.  It is situated in the southern limb of the Bird River greenstone belt in southeastern Manitoba.  The region hosts hundreds of individual pegmatite bodies, many of which are classified as complex rare-element LTC  pegmatites.

The Shatford Lake Lithium Project benefits from its location within a well-established mining district with existing infrastructure and year-round access. It is accessible via provincial highways and local roads and is located in proximity to the Tanco Mine and related infrastructure. The region is characterized by typical boreal forest terrain with glacial overburden cover, which may locally obscure bedrock exposures and influence exploration methods.

The foregoing description is based on information available to us as of the date of the Original Annual Report and is subject to the inherent uncertainties associated with exploration-stage properties.

The following maps are provided to illustrate the location and characteristics of the Snow Lake Lithium™ Project.

Figure 1.12 – Shatford Lake Lithium Project

Titles, Mineral Rights, Leases or Options and Acreage

The Shatford Lake Lithium Project is comprised of 37 mineral claims, across three claim blocks (Shatford Lake, Birse Lake, and Cat-Euclid Lake), covering an aggregate area of approximately 17,000 acres.

The mineral claims comprising the Shatford Lake Lithium Project are currently held by ACME. We have entered into an option agreement with ACME pursuant to which it may earn up to a 90% undivided interest in the Shatford Lake Lithium Project through cash payments and staged exploration expenditures, with the underlying owner retaining a minority carried interest, as discussed above.

Key Permit Conditions

Exploration activities are subject to applicable provincial permitting requirements in Manitoba. Advancement of the Shatford Lake Lithium Project beyond exploration would require additional regulatory approvals, environmental assessments, and permitting in accordance with applicable laws and regulations.

Processing Plants and Other Available Facilities

There are currently no processing facilities or mining operations on the Shatford Lake Lithium Project. Given its proximity to the Tanco Mine and established regional infrastructure, the Project may benefit from access to nearby facilities in the future; however, any such arrangements would be subject to further technical, economic, and commercial evaluation.

Activities

Together with Critical Discoveries, a private geological services consulting company, we designed a multi-phase exploration program for the Shatford Lake Lithium Project, which included:

•	compiling and analyzing all past exploration data generated by ACME, including all geophysical and geochemical data, as well as past drilling results, in order to identify targets for field work (completed);

•	initial prospecting and mapping, focusing on the northwest corner of the Shatford Lake Lithium Project and then expanding to cover the balance of the project. Initial prospecting activities to date have included the discovery of numerous pegmatites under heavy overburden. Samples have been taken and submitted to an assay lab for analysis;

•	depending on assay results and receipts of permits, a program of up to 2,000 meters of diamond drilling, spread over approximately 10 holes of approximately 200 meters each, and further dependent upon appropriate drill target identification from the previous phases of the program; and

•	compilation and evaluation of all field data, assay results, and drill results from the exploration program.

As a result of our strategic decision to pivot our primary focus away from lithium exploration and toward uranium and other projects, we ceased allocating significant capital to lithium exploration activities, and further exploration activities have been limited on the project until such time as the lithium market recovers, lithium prices recover, investor interest in the lithium sector returns, and capital once again becomes available to fund exploration and development of lithium projects.

Materiality Analyses

We do not consider the Shatford Lake Lithium Project material to us at this time.

As discussed above in relation to the Snow Lake Lithium Project, in February 2024, we made a strategic decision to pivot our primary focus away from lithium exploration and toward uranium projects. This decision was driven by sustained weakness in lithium market conditions, including declining prices and reduced demand, as well as comparatively stronger fundamentals in the uranium sector. We have been of the view, since February 2024, that the Shatford Lake Lithium Project does not have the scale, size, grade or project economics to make it an attractive exploration project given the lithium pricing environment. As a result of this strategic shift, (i) we ceased allocating significant capital to lithium exploration activities, (ii) the Shatford Lake Lithium Project ceased being a focus of our then current or planned operations, and (iii) our management’s operational, technical, and financial resources were redirected to uranium-focused assets and other assets. Further exploration activities have been limited on the project until such time as the lithium market recovers, lithium prices recover, investor interest in the lithium sector returns, and capital once again becomes available to fund exploration and development of lithium projects. In assessing the materiality of the Shatford Lake Lithium Project to us, we considered the relative significance of the Shatford Lake Lithium Project compared to our overall asset base, results of operations, and capital allocation, including the following:

•	Asset Values: The carrying value of the Shatford Lake Lithium Project represents a minor portion of our total assets and is not a principal driver of our financial position.

•	Capital Expenditures: Following February 2024, capital expenditures attributable to the Shatford Lake Lithium Project have been minimal relative to our total expenditures.

•	Revenue Expectation: The Shatford Lake Lithium Project has not generated revenue for us is not expected to generate revenue for us in the foreseeable future.

•	Exploration Expenditures: Exploration activity on the Shatford Lake Lithium Project has been limited, and there are no current or planned material exploration programs.

Based on these factors, we believe the Shatford Lake Lithium Project does not meet commonly applied quantitative thresholds for materiality.

We also evaluated qualitative factors, including the following:

•	Stage of Development: The Shatford Lake Lithium Project is an early-stage exploration project with no established mineral resources or reserves.

•	Lack of Technical Advancement: No S-K 1300-compliant technical studies have been conducted on the Shatford Lake Lithium Project supporting economic extraction.

•	Strategic Importance: The Shatford Lake Lithium Project is no longer aligned with our strategic focus, which is now centered on uranium and other assets.

•	Market Conditions: The sustained downturn in lithium prices and demand has further reduced the economic attractiveness and strategic relevance of the Shatford Lake Lithium Project.

•	Operational Focus: Our management and technical teams are no longer actively advancing the Shatford Lake Lithium Project, and there are no near-term plans to do so.

We also considered whether the Shatford Lake Lithium Project could reasonably be expected to become material in the foreseeable future. In this regard, (i) there are no planned exploration or development programs that would elevate the project’s significance, (ii) no material capital commitments have been made, and (iii) we have no current intention to prioritize lithium assets absent a significant and sustained improvement in market conditions.

Based on the foregoing analysis, we concluded that the Shatford Lake Lithium Project was not material to our business or financial condition. This assessment may change in the future as a result of, among other things, changes in commodity prices or other developments affecting the significance of the Shatford Lake Lithium Project.

Internal Controls Over Exploration and Mineral Resource and Reserve Estimation

In accordance with Item 1305 of Regulation S-K, we maintain internal controls over our exploration activities and the estimation of mineral resources and mineral reserves applicable to all of our mineral properties. These controls are designed to provide reasonable assurance regarding the reliability of exploration data, the integrity of geological interpretations, and the preparation of mineral resource and reserve estimates in accordance with Subpart 1300 of Regulation S-K.

Our internal controls include standardized procedures governing the collection, handling, and verification of exploration data, including drilling, sampling, and assaying processes. Drill programs are conducted under the supervision of qualified geological personnel, and sampling protocols are designed to ensure representativeness and minimize contamination. Samples are typically analyzed by independent accredited laboratories, and we employ quality assurance and quality control procedures, including the use of blanks, standards, and duplicate samples, to monitor the accuracy and precision of assay results.

Geological, geophysical, and assay data are compiled and maintained in secure databases with controlled access. Data validation procedures are implemented to identify and resolve inconsistencies or errors prior to use in resource estimation. We utilize industry-standard geological modeling and estimation methodologies, and mineral resource and reserve estimates are prepared or supervised by qualified persons (as defined under Subpart 1300 of Regulation S-K) with relevant experience in the applicable mineralization styles and deposit types.

Our estimation processes incorporate appropriate technical and economic assumptions, including commodity prices, metallurgical recovery, cut-off grades, and operating and capital cost estimates, which are reviewed periodically and updated as necessary. Where applicable, we engage independent third-party consultants to assist in or review mineral resource and reserve estimates.

Management reviews significant exploration results and mineral resource and reserve estimates prior to public disclosure. Our disclosure controls and procedures are designed to ensure that information relating to exploration activities and mineral resource and reserve estimates is communicated to management, including our principal executive and financial officers, to allow for timely decisions regarding disclosure.

While we believe that our internal controls over exploration and mineral resource and reserve estimation are effective, such controls are subject to inherent limitations, including the possibility of human error and the use of judgment in the interpretation of geological data. Accordingly, there can be no assurance that these controls will identify or prevent all errors or misstatements.

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

As at the date of this Annual Report, we do not consider any of our projects material. The reasons underlying our materiality determinations are set forth elsewhere in this Annual Report. See “Item 4.A. History and Development of the Company—Properties” for additional information.

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

The Pine Ridge Uranium Project is an In-Situ Recovery (ISR) uranium exploration project located in the southwestern Powder River Basin of Wyoming, United States. Historically, the Powder River Basin has been a significant area for uranium production in the United States, primarily via ISR production methods. The Pine Ridge Uranium Project is surrounded by existing uranium projects held by Uranium Energy Corp. and Cameco Corporation, and is also located approximately 15 kilometers (approximately 9.3 miles) from Cameco Corporation’s Smith Ranch Mill which has a licensed capacity of 5.5 million pounds U3O8 per annum. The Pine Ridge Uranium Project covers an area of approximately 15,130 hectares (approximately 37,387 acres).

On July 25, 2025, we announced the commencement of an initial drill program, consisting of approximately 38,000 meters (or 125,000 feet) of drilling, at the Pine Ridge Uranium Project. On September 17, 2025, we announced initial drill results on the Pine Ridge Uranium Project. Drilling is expected to continue through the end of November 2025. Additional information regarding the Pine Ridge Uranium Project is set forth under “Item 4.A. History and Development of the Company—Properties.”

While the Pine Ridge Uranium Project is currently our main project, we currently do not consider the Pine Ridge Uranium Project material to our company at this time. The reasons underlying our materiality determination are set forth elsewhere in this Annual Report. See “Item 4.A. History and Development of the Company—Properties” for additional information. Our other uranium project is the Engo Valley Uranium Project, which is described below.

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

Having acquired the Second Stage Interest, we are now obligated to make the following payments to Engo Valley, in the form of our common shares, upon the achievement of the following milestones:

(i)	Milestone Payment No. 1: In the event an SK-1300 compliant technical report determines on or before July 31, 2027 that there is a uranium mineral resource on the Engo Valley Uranium Project of a minimum of 10 million pounds with a minimum average grade of 250 ppm U3O8, we will issue to Engo Valley or as it directs, an aggregate of 79,302 of our common shares, being the common shares calculated by dividing US$1,000,000 by the closing price of our common shares on February 20, 2024, as reported by the Nasdaq Capital Market (which was US$12.61); and

(ii)	Milestone Payment No. 2: In the event an SK-1300 compliant technical report determines on or before July 31, 2029 that there is a uranium mineral resource on the Engo Valley Uranium Project of a minimum of 25 million pounds with a minimum average grade of 250 ppm U3O8, we will issue to Engo Valley or as it directs, an aggregate of 79,302 of our common shares, being the common shares calculated by dividing US$1,000,000 by the closing price of our common shares on February 20, 2024, as reported by the Nasdaq Capital Market (which was US$12.61).

The foregoing description of the material terms of the share purchase agreement is qualified in its entirety by reference to the share purchase agreement, which is incorporated by reference as an exhibit to this Annual Report.

On February 13, 2025, we announced the successful completion of our Phase 1 drill program at the Engo Valley Uranium Project. The Phase 1 drill program consisted of 1,570 meters of drilling in 20 reverse circulation drill holes, with downhole radiometrics completed on each drill hole. Our Phase 2 drill program at the Engo Valley Uranium Project is currently underway, and is planned to consist of up to 7,500 meters of a combination of reverse circulation and diamond drilling, and is designed to provide a drill database sufficient to calculate a maiden uranium mineral resource estimate in accordance with SK-1300. On June 18, 2025, we announced the completion of the first segment of our Phase 2 drill program at the Engo Valley Uranium Project, and the commencement of the diamond drilling segment of our Phase 2 drill program at the Engo Valley Uranium Project. Additional information regarding the Engo Valley Uranium Project is set forth under “Item 4.A. History and Development of the Company—Properties.”

We do not consider the Engo Valley Uranium Project material at this time. The reasons underlying our materiality determination are set forth elsewhere in this Annual Report. See “Item 4.A. History and Development of the Company—Properties” for additional information.

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

4.C. Organizational structure

The chart below presents our corporate structure:

4.D. Plants, Property and Equipment

Our corporate address is 360 Main St., 30th Floor, Winnipeg, Manitoba, R3C 4G1, Canada. Currently, we do not maintain any office or operational facilities other than an off-site storage facility for our core samples, which we lease at a nominal fee. We believe that we will be able to obtain adequate facilities, principally through leasing, to accommodate our future expansion plans. For a description of the real property owned by us, please see “Item 4.A. History and Development of the Company—Properties” and “Item 4.B. Business Overview—Industry” herein.

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

Except as set forth in the applicable footnote, the address for each of the individuals below is c/o our company, Frontier Nuclear and Minerals Inc., 360 Main St 30th Floor, Winnipeg, Manitoba R3C 4G1 Canada.

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

ITEM 9. THE OFFER AND LISTING

9.A. Offer and Listing Details

Not Applicable.

9.B. Plan of Distribution

Not Applicable.

9.C. Markets

Our common shares are currently listed on the Nasdaq Capital Market, and have been listed on such exchange since November 19, 2021, in each case, under the symbol “FNUC.”

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

All shares have been issued pursuant to resolutions of our board of directors.

Outstanding Share Data	No. of Common Shares	No. of Preferred Shares	Exercise Price per Share	Expiry Date
Issued and Outstanding as at October 30, 2025	15,485,731	Nil	N/A	N/A
Warrants	78,462	Nil	US$44.03	March 31, 2026 - September 21, 2028
Stock Options	66,137	Nil	US$5.00	July 14, 2026 - May 24, 2029
Restricted Share Units	1,005,192	Nil	N/A	N/A
Fully Diluted as at October 30, 2025	16,635,522	Nil	N/A	N/A

Item 10.A.4. Warrants

All warrants have been issued pursuant to resolutions of our board of directors.

The following summarizes warrant activity for the years ended June 30, 2025, 2024 and 2023:

	2025		2024		2023
	Number of warrants	Weighted average exercise price	Number of warrants	Weighted average exercise price	Number of warrants	Weighted average exercise price
	#	$	#	$	#	$
Opening Balance	99,614	66.69	117,312	52.00	63,162	51.09
Issuance of Octagon Warrants	19,231	US$13.00
Issuance of Agents’ Warrants	—	—	6,615	US$34.71	—	—
Issuance of Incentive Warrants	—	—	—	—	5,769	US$39.00
Issuance of Incentive Warrants	—	—	—	—	5,769	US$52.00
Issuance of Incentive Warrants	—	—	—	—	5,769	US$65.00
Issuance of Performance Warrants	—	—	7,692	US$26.00	—	—
Issuance of Performance Warrants	—	—	7,692	US$32.50	—	—
Issuance of Performance Warrants	—	—	7,692	US$39.00	—	—
Issuance of Settlement Warrants	—	—	153,846	US$19.50	38,462	US$32.50
Exercised	—	—	—	—	(1,619)	19.50
Expired	(7,692)	US$26.00	(2,462)	16.25	—	—
Expired	(7,692)	US$32.50	(39,433)	19.50	—	—
Expired	(7,692)	US$39.00	(5,494)	29.25	—	—
Expired	(5,769)	US$39.00
Expired	(5,769)	US$52.00
Expired	(5,769)	US$65.00
Cancellation of Settlement Warrants	—	—	(153,846)	US$19.50	—	—
Ending Balance	78,462	US$44.03	99,614	66.69	117,312	52.00

As of June 30, 2025, the following warrants were outstanding:

Date of expiry	Number of warrants outstanding	Exercise price	Weighted average remaining contractual life
	#	US$	Years
March 31, 2026	38,462	32.50	0.75
April 1, 2026	19,231	13.00	0.75
November 19, 2026	14,154	121.88	1.39
September 21, 2028	6,615	34.71	3.23
	78,462	44.03	1.08

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

ITEM 18. FINANCIAL STATEMENTS

Our audited Financial Statements are included as the “F” pages attached to this Annual Report.

All financial statements in this Annual Report, unless otherwise stated, are presented in accordance with IFRS.

ITEM 19. EXHIBITS

Exhibit No.	Description
1.1	Certificate of Incorporation dated May 25, 2018 and Articles of Incorporation of Snow Lake Resources Ltd. (incorporated by reference to Exhibit 3.1 to Registration Statement on Form F-1 filed on March 26, 2021)
1.2	Certificate of Amendment dated November 9, 2020 and Articles of Amendment of Snow Lake Resources Ltd. (incorporated by reference to Exhibit 3.2 to Registration Statement on Form F-1 filed on March 26, 2021)
1.3	Certificate of Amendment dated October 7, 2021 and Articles of Amendment of Snow Lake Resources Ltd. (incorporated by reference to Exhibit 3.3 to Amendment No. 4 to Form F-1 filed on October 22, 2021)
1.4	Certificate of Amendment dated October 21, 2021 and Articles of Amendment of Snow Lake Resources Ltd. (incorporated by reference to Exhibit 3.4 to Amendment No. 4 to Form F-1 filed on October 22, 2021)
1.5	Amended and Restated By-Laws No. 1 (Previously filed on Form 20-F on October 31, 2024 and incorporated herein by reference.)
1.6	Amendment to Amended and Restated By-Laws No. 1 (Previously filed on Form 20-F on October 31, 2024 and incorporated herein by reference.)
2.1	Description of Securities Pursuant to Section 12 of the Exchange Act (incorporated by reference to Exhibit 2.1 to Form 20-F filed on October 30, 2024)
4.1	Form of Independent Director Agreement (incorporated by reference to Exhibit 10.2 to Form F-3 filed on June 1, 2023)
4.2	Form of Indemnity Agreement (incorporated by reference to Exhibit 10.3 to Form F-3 filed on June 1, 2023)
4.3	Snow Lake Resources Ltd. Amended and Restated Stock Option Plan adopted on October 26, 2021 (incorporated by reference to Exhibit 10.20 to Amendment No. 5 to Form F-1 filed on October 27, 2021)
4.4	Snow Lake Resources Ltd. Form of Stock Option Agreement (incorporated by reference to Exhibit 10.21 to Amendment No. 5 to Form F-1 filed on October 27, 2021)
4.5	Consultant Agreement dated November 1, 2021 between Snow Lake Resources Ltd. and Surge Wealth Inc. (incorporated by reference to Exhibit 4.24 to Form 20-F filed on October 31, 2023)
4.6	Consultant Agreement dated November 1, 2021 between Snow Lake Resources Ltd. and Temple Global Asset Management LLC (incorporated by reference to Exhibit 4.25 to Form 20-F filed on October 31, 2023)
4.7	Form of Addendum to Consulting Services Agreement dated August 1, 2022 (incorporated by reference to Exhibit 4.26 to Form 20-F filed on October 31, 2023)
4.8	Snow Lake Resources Ltd. Amended and Restated Stock Option Plan adopted on September 7, 2022 (incorporated by reference to Exhibit 4.28 to Form 20-F filed on October 31, 2023)
4.9	Executive Employment Agreement between Snow Lake Resources Ltd. and Frank Wheatley dated July 14, 2023 (incorporated by reference to Exhibit 10.8 to Amendment No. 3 to Form F-3 filed on August 4, 2023)

4.10	Mineral Property Option Agreement dated March 24, 2024 between Doctors Investment Group Ltd. and Global Uranium Acquisition Corp Pty Ltd (incorporated by reference to Exhibit 99.1 to Form 6-K filed on August 22, 2024)
4.11	Share Purchase Agreement dated May 8 2024 among Snow Lake Resources Ltd., Global Uranium Acquisition Corp Pty Ltd., and certain other parties (incorporated by reference to Exhibit 99.2 to Form 6-K filed on August 22, 2024)
4.12	Share Purchase Agreement dated July 31, 2024 among Snow Lake, OG, Engo Valley, NMIH and others (incorporated by reference to Exhibit 99.3 to Form 6-K filed on August 22, 2024)
4.13	Option Agreement dated January 29, 2024 between Acme Lithium Inc. and Snow Lake Resources Ltd. (incorporated by reference to Exhibit 99.4 to Form 6-K filed on August 22, 2024)
4.14	Deed of Acknowledgment and Variation to Share Purchase Agreement between Critical Minerals Consulting Pty Limited, Nysha Investments Pty Ltd, FBG Consulting Corp, Summit Strategies LLC, Yarrawindi Holdings Pty Ltd, c/o Global Uranium Acquisition Corp Pty Ltd and Global Uranium Acquisition Corp Pty Ltd., and Snow Lake Resources Ltd. dated June 21, 2024 (incorporated by reference to Exhibit 4.17 to Form 20-F filed on October 30, 2024)
4.15	Escrow Agreement by and among Snow Lake Resources Ltd., Nachal G Pty Ltd, Aaron Meckler, Joses Malakia Amakutuwa, Yehoshua Gestetner, Denis Hayes, Andrew Phillips and 10152300 Manitoba Ltd. dated July 31, 2024 (incorporated by reference to Exhibit 4.18 to Form 20-F filed on October 30, 2024)
4.16	Management Services Agreement between Branson Corporate Services Ltd. and Snow Lake Resources Ltd. dated June 6, 2022 (incorporated by reference to Exhibit 4.20 to Form 20-F filed on October 30, 2024)
4.17	Amended Management Services Agreement between Branson Corporate Services Ltd. and Snow Lake Resources Ltd. dated November 1, 2022 (incorporated by reference to Exhibit 4.21 to Form 20-F filed on October 30, 2024)
4.18	Second Amended Management Services Agreement between Branson Corporate Services Ltd. and Snow Lake Resources Ltd. dated October 1, 2024 (incorporated by reference to Exhibit 4.22 to Form 20-F filed on October 30, 2024)
4.19	Form of Subscription Agreement for Flow-Through Common Shares, dated September 2023 (incorporated by reference to Exhibit 4.23 to Form 20-F filed on October 30, 2024)
4.20	Consultant Agreement dated January 1, 2022 between Snow Lake Resources Ltd. and Brian Youngs (incorporated by reference to Exhibit 4.24 to Form 20-F filed on October 30, 2024)
8.1**	List of Subsidiaries of the Registrant
11.1	Code of Ethics and Business Conduct (incorporated by reference to Exhibit 14.1 to Registration Statement on Form F-1 filed on March 26, 2021)
11.2	Stock Trading Policy (incorporated by reference to Exhibit 11.2 to Form 20-F filed on October 30, 2024)
12.1**	Certification of the Chief Executive Officer (Principal Executive Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended
12.2**	Certification of the Chief Financial Officer (Principal Financial Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended
13.1**	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1 *	Consent of De Visser Gray LLP
97	Executive Officer Incentive Compensation Recovery Policy (incorporated by reference to Exhibit 97 to Form 20-F filed on October 30, 2024)
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*Filed or furnished herewith, as applicable.

** Previously filed.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing this Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SNOW LAKE RESOURCES LTD.

By: /s/ Frank Wheatley		By: /s/ Kyle Nazareth
Name:	Frank Wheatley	Name:	Kyle Nazareth
Title:	Chief Executive Officer (Principal Executive Officer)	Title:	Chief Financial Officer (Principal Financial and Accounting Officer)
Date:	May 4, 2026	Date:	May 4, 2026

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

